FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549


Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2006

Commission File Number:  001-31819

Gold Reserve Inc.
(Exact name of registrant as specified in its charter)

926 W. Sprague Avenue, Suite 200
Spokane, Washington 99201
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

Filed with this Form 6-K are the following, which are incorporated herein by reference:

99.1  Engineering and Procurement Agreement
99.2  Construction Management Agreement
99.3  Payment Guarantee

Certain statements included herein, including those that express management's expectations or estimates of our future performance, constitute "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risk factors that may cause the actual financial results, performance, or achievements of Gold Reserve to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward looking statements. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in foreign countries, corruption, requests for improper payments, uncertain legal enforcement, regulatory, political and economic risks associated with Venezuelan operations, our ability to obtain additional funding for the development of the Brisas project, in the event any key findings or assumptions previously determined by our experts in the final feasibility study (including any updates thereto) significantly differ or change as a result of actual results in our expected construction and production at the Brisas project, risk that actual mineral reserves may vary considerably from estimates presently made, impact of currency, metal prices and metal production volatility, changes in proposed development plans (including technology used), our dependence upon the abilities and continued participation of certain key employees, and risks normally incident to the operation and development of mining properties. These are discussed in greater detail in Gold Reserve's filings with the U.S. Securities and Exchange Commission at www.sec.gov and the Annual Information Form and other reports filed with Canadian provincial securities commissions at www.sedar.com. Gold Reserve expressly disclaims any intention or obligation to update or revise any forward looking statement whether as a result of new information, events or otherwise.


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gold Reserve Inc.
(Registrant)


Date: May 1, 2006
By:   s/ Robert A. McGuinness
Name:    Robert A. McGuinness
Title:   Vice President - Finance & CFO

EXHIBIT INDEX

99.1  Engineering and Procurement Agreement

CONTRACT FOR
ENGINEERING, PROCUREMENT AND
ASSOCIATED SERVICES IN RESPECT
OF THE BRISAS PROJECT
VENEZUELA

THIS AGREEMENT ("Agreement") for engineering, procurement and associated services made as of the 12th day of April 2006

BETWEEN:
Gold Reserve Inc.
The Drury Building,
3081 Third Avenue,
Whitehorse, Yukon Y1A 4Z7
CANADA  ("Owner")


AND:
SNC-Lavalin Engineers & Constructors Inc.
2200 Lake Shore Blvd. West
Toronto, Ontario
Canada M8V 1A4   ("Contractor")


WHEREAS:

A. The Owner is incorporated under the laws of Yukon Territory, Canada, and is pursuing the design, engineering, procurement, construction, commissioning and operation of the proposed new Brisas Gold Project at KM 88 in the mining region of Bolivar State in Southeast Venezuela (the Project);

B. The Contractor is incorporated under the laws of Canada and is engaged in providing design, engineering, procurement, and associated services for projects similar to the Project;

C. The Contractor has agreed to provide to the Owner all of the design, engineering, procurement, and associated services required to design and procure for the Owner all things required to produce a complete and operational Facility in accordance with the terms hereof, and to provide associated services, all in accordance with the terms and conditions contained in the Contract.

NOW THEREFORE THIS AGREEMENT WITNESSETH THAT in consideration of the premises and the mutual promises and agreements of the Parties herein expressed and for other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the Parties covenant and agree as follows:

1.	THE SERVICES

1.1 The Contractor shall, in accordance with and subject to the terms, conditions and provisions of the Contract:
(a)   Perform, or cause to be performed, the whole of the Services;
(b)   do and fulfil everything indicated by this Contract; and
(c) commence the performance of the Services on or before the date of the Contract and, subject to adjustments in Contract Time as provided for in the Contract, achieve Owner Operation by the Owner Operation Milestone Date and achieve Final Acceptance by the Final Acceptance Milestone Date.

2.   CONTRACT DOCUMENTS

2.1 The Contract is comprised of and means this executed Agreement and the following documents, all of which are hereby incorporated by reference into this Agreement and the Contract to the same extent and for the same purposes as if repeated verbatim herein:

Appendix No.      Description
1                 General Conditions
2                 Scope of Services
3                 Owner's Requirements
4                 Owner Supply
5                 Performance Guarantees
6                 Compensation
7                 Special Conditions (including Appendix 7a)
8                 Milestone Schedule
9                 Project Schedule
10                [Reserved]
11                Insurance
12                [Reserved]
13                [Reserved]
14                Form of Release and General Waiver of Claims
15                Organization Chart
16                Key Personnel
17                Confidentiality Agreement
18                Conflict Mitigation Protocol
19                [Reserved]

2.2 Errors, omissions, ambiguities, discrepancies, inconsistencies and other conflicts in the provisions of the Contract, or between or within the documents comprising the Contract, shall be resolved by reference to the following order of precedence, with the first listed governing and taking precedence over those listed after them:

(a) the provisions of Change Orders and subsequent amendments in writing to the Contract signed by the Parties shall govern and take precedence only over those specific provisions of the Contract that are expressly referenced therein and expressly changed thereby;

(b) the provisions of this executed Agreement part of the Contract shall govern over all Appendices to the Contract;

(c)   Appendix 5  Performance Guarantees;

(d)   Appendix 1  General Conditions;

(e) Appendix 3 Owners Requirements, provided however that in the event of conflicts between the text of the Owners Requirements and drawings contained in the Owners Requirements, the text shall govern; and

(f)   the remaining Appendices in the order in which they are numbered.

2.3 If within any one document comprising the Contract there is an ambiguity, discrepancy, inconsistency or other conflict, then where the conflict is between a provision of general application and a provision that applies only to a specific part of the Services, the provision that applies to the specific part of the Services shall govern, otherwise the provision that is more consistent with the intent of the Contract as a whole shall govern.

3.   PRIOR AGREEMENTS MERGED INTO AND SUPERSEDED BY CONTRACT

3.1 This Contract constitutes the complete and exclusive statement of its terms and no extrinsic evidence whatsoever may be introduced by either Party in any judicial, arbitral, administrative, or other legal proceeding involving this Contract. Without limiting the generality of the foregoing, any and all work, services and other things provided by the Contractor to the Owner prior to the date hereof, including pursuant to any letter of intent from the Owner to the Contractor in contemplation of this Contract, is merged herein and is governed entirely by the terms of this Contract, and any payments made prior to the date hereof to the Contractor shall be reconciled and made consistent with the compensation provisions of this Contract.

4.	CONTRACT PRICE

4.1 The Contract Price is the amount stated as the Contract Price in Appendix 6 - Schedule of Prices, which amount is all-inclusive save and except GST,VAT and any Venezuelan withholding tax to the extent applicable. The Contract Price is subject to adjustment only in accordance with the terms and conditions of the Contract.

5.    PAYMENTS

5.1 The Owner shall, subject to the General Conditions and other provisions of the Contract, pay the Contract Price to the Contractor on the terms, dates and in the manner set out in Appendix 6 Schedule of Prices.

5.2 All amounts of money expressed or referred to in the Contract are expressed, and shall be paid, in the currency stated in Appendix 6 Compensation. Payments on account of the Contract Price shall be made to such bank or address as advised by the Contractor by Notice to the Owner.

5.3 If the Owner fails to make payments to the Contractor as they become due under the terms of this Contract, interest shall be due and payable in accordance with the provisions of the General Conditions.

6.    CONTRACTORS REPRESENTATIONS

6.1 The Contractor represents to the Owner that the Contractor has experience with the design, engineering, and procurement of comparable international projects and, in particular, a comparable mine project in Venezuela, and through its experience in Venezuela has established a good knowledge of available in-country suppliers and contractors, and is familiar with the requirements for the importation into Venezuela of equipment, materials and construction services, including the requirements and timing for obtaining custom clearances from Governmental Authorities.

7.    RIGHTS AND REMEDIES

7.1 The duties and obligations imposed by the Contract and the rights and remedies available under the Contract shall be exclusive. No action or failure to act by the Owner or Contractor shall constitute a waiver of any right or remedy afforded by it under the Contract, nor shall any such action or failure to act constitute an approval of or acquiescence in any breach of the Contract, except as may be specifically agreed in writing.

7.2 Each remedy under the Contract is cumulative with the other remedies under the Contract and the remedies under the Contract are the exclusive remedies available to a Party, and there are no other remedies, whether at law or in equity, statutory or otherwise, except as expressly set out in the Contract.

8.    LANGUAGE OF THE CONTRACT

8.1 This Agreement is drawn in English at the request of the Parties hereto. La presente convention est redigee en anglais a la demande des Parties.

8.2 Unless the Parties otherwise agree, all communications between the Parties and all documents prepared by the Contractor for the Owners use pursuant to the Contract shall be in English.

9.    LAW OF THE CONTRACT

9.1 The law of this Contract, and the validity, interpretation, enforceability and performance of the Contract, shall be governed by the laws in force in the Province of Ontario, Canada.

9.2 Subject to the right of a Party to require arbitration of a dispute under the Contract in accordance with the dispute resolution provisions of the General Conditions, the Parties hereby agree to submit and attorn to the jurisdiction of the courts of the Province of Ontario, Canada, and all courts authorized to hear appeals from those courts, in respect of any disputes arising out of or resulting from the Contract.

10.   AMENDMENTS TO CONTRACT

10.1  No oral or written amendment or modification of the Contract
      (including a Change Order signed by the Parties) by any Representative of the Contractor or the Owner, either before or after execution of the Contract, shall be of any force or effect unless such amendment or modification is in writing and is signed by a duly authorized representative of the Party to be bound thereby. The Owner will by Notice to the Contractor, and the Contractor by Notice to the Owner, will designate a representative for such purpose. In addition, in all cases the Contractors Project Manager shall have such authority on behalf of the Contractor to execute a Change Order. Each of the foregoing persons and the Contractors Project Manager may, in writing by Notice to the others and to the other Party, delegate some or all of their authority as aforesaid to others, including with such limitations of authority as they may specify in such Notice.

11.   NO WAIVER

11.1 No waiver of any rights under the Contract shall be binding or effective unless the waiver is in writing and signed by an authorized representative of the Party giving such waiver.

11.2 Either Party's waiver of any breach or failure to enforce any of the terms, covenants, conditions, or other provisions of the Contract at any time shall not in any way affect, limit, modify, or waive that Party's right thereafter to enforce or compel strict compliance with every term, covenant, condition, or other provision hereof, any course of dealing or custom of the trade notwithstanding.

12.   AUTHORITY TO EXECUTE CONTRACT

12.1  The Contractor represents and warrants:
(a) it has the requisite power, authority and capacity to execute and deliver the Contract;
(b) the Contract has been duly and validly executed on its behalf by its duly authorized representatives; and
(c) the Contract constitutes a legal, valid and binding agreement enforceable against it in accordance with its terms.

12.2  The Owner represents and warrants:
(a) it has the requisite power, authority and capacity to execute and deliver the Contract;
(b) the Contract has been duly and validly executed on its behalf by its duly authorized representatives; and
(c) the Contract constitutes a legal, valid and binding agreement enforceable against it in accordance with its terms.

13.   PROOF OF AUTHORITY

13.1 Each Party reserves the right to require everyone executing the Contract on behalf of the other Party to provide proof, in a form acceptable to the first Party, that they have the requisite authority to execute the Contract on behalf of and to bind the particular Party on whose behalf they are executing the Contract.

14.   EXECUTION IN COUNTERPARTS AND BY FAX/EMAIL

14.1 The Parties agree that this Contract may be executed in one or more counterparts, each of which shall be deemed to be an original, and all of which shall constitute one and the same instrument. To expedite the execution hereof, either or both of the Parties may transmit by fax or email (provided that such email is of an executed copy of the Contract in PDF format) to the other Party, the receipt of which by the other Party shall have the same force and effect as if the original thereof had in fact been delivered to that other Party at the same time. Any original, fax copy, copy printed from a PDF file, or photocopy of this Contract bearing one or more signatures of a Party shall be admissible against that Party in any legal or arbitral proceeding as evidence of the due and proper execution of this Contract by that Party.

IN WITNESS WHEREOF the Parties hereto have executed this Contract by their duly authorized representatives and effective as of the day and year first above written.

Executed and delivered by
Gold Reserve Inc.
by its duly authorized representatives:

/s/ A. Douglas Belanger, President
Authorized Signatory

Authorized Signatory

Executed and delivered by
SNC-Lavalin Engineers & Constructors Inc.
by its duly authorized agent:
/s/ Ian Pritchard, V.P. & G.M. Mining  & Metals, Toronto
Authorized Signatory

APPENDIX 1
GENERAL CONDITIONS

CONTRACT
GENERAL CONDITIONS IN RESPECT OF THE BRISAS PROJECT
VENEZUELA

TABLE OF CONTENTS                                                  Page

1. DEFINITIONS AND INTERPRETATION.......................................1

1.1  General .......................................................... 1
1.2  Definitions ...................................................... 1
1.3  Interpretation................................................... 13
1.4  Ambiguous and Inconsistent Terms................................. 16
1.5  Provisions in the Scope of Services.............................. 16

2. PERSONNEL AND CONTRACT ADMINISTRATION...............................17

2.1  The Owners Representative.........................................17
2.2  Delegation of the Owners Representatives Power................... 18
2.3  Compliance with Directions........................................18
2.4  Delegation of Contractors Representatives Power.................. 18
2.5  Contractors and Owners Acknowledgments........................... 18
2.6  Personnel........................................................ 19
2.7  Comments, Review, Representation or Approval by the Owner or the
     Owners Representative............................................ 21
2.8  Project Control Group............................................ 21
2.9  [Intentionally deleted].......................................... 22
2.10 Contractors Request for Information.............................. 22
2.11 Records Open for Inspection and Audit............................ 22
2.12 Privacy.......................................................... 24

3. GENERAL REQUIREMENTS REGARDING SERVICES.............................25

3.1  General.......................................................... 25
3.2  Budgetary Constraints............................................ 26
3.3  Warranties and Standard of Care.................................. 27
3.4  Equipment Importation............................................ 29
3.5  Continuing Warranties............................................ 29

4. REGIONAL SOCIO-ECONOMIC BENEFITS AND INDIGENOUS
   PEOPLES.............................................................29

4.1  Indigenous Peoples............................................... 29
4.2  Regional Socio-Economic Benefits................................. 30

5. PROTECTION OF THE ENVIRONMENT.......................................30

5.1  General.......................................................... 30

6. [INTENTIONALLY DELETED].............................................30

7. PROJECT EXECUTION SERVICES..........................................30

7.1  Progression to Project Execution................................. 30
7.2  General Obligations.............................................. 30
7.3  [Intentionally deleted].......................................... 31
7.4  Project Execution Project Planning Obligations................... 31
7.5  Project Execution Cost Planning Obligations...................... 32
7.6  Rights and Obligations Not Affected.............................. 32

8. SITE................................................................32

8.1  Owner Site Information........................................... 32
8.2  Contractors Acknowledgements..................................... 33

9. DESIGN..............................................................34

9.1  Preparation of Contract Material................................. 34
9.2  Review and Acceptance or Approval by Owner....................... 35
9.3  Ownership of, and Intellectual Property Rights in, Contract
     Material......................................................... 35
9.4  Keeping Contract Material Safe................................... 37
9.5  Reproduction of Contract Material................................ 37
9.6  Return of Contract Material...................................... 37

10. QUALITY OBLIGATIONS................................................38

10.1  Subcontracting.................................................. 38
10.2  Re-performance of Non-Complying Services........................ 38

11. LABOUR AND INDUSTRIAL RELATIONS....................................39

11.1  General......................................................... 39
11.2  Open Site....................................................... 39
11.3  Trade Contracts................................................. 40
11.4  Additional Requirements for Personnel on Site................... 40
11.5  Report of Contractors Personnel and Equipment................... 40

12. PROCUREMENT........................................................40

12.1  Tenders for Trade Contracts..................................... 40
12.2  Warranties From Trade Contractors............................... 42
12.3  Trade Contract Payment.......................................... 42
12.4  Contract Dispute Resolution..................................... 43
12.5  Owners Procurement Process...................................... 43
12.6  Comprehensive Procurement Strategy.............................. 44

13. TESTING, COMMISSIONING AND PERFORMANCE TESTING.....................44

13.1 Performance Testing and Performance Guarantees................... 44

14. TIME...............................................................44

14.1  Risk of Delay and Disruption and Resultant Increased Costs...... 44
14.2  Extensions of Time.............................................. 44
14.3  Determination of Extension of Time Claims....................... 46

15. CHANGES, CHANGE DIRECTIVES AND CHANGE ORDERS.......................46

16. SUSPENSION.........................................................48

16.1  Notice to Suspend............................................... 48
16.2  Resumption...................................................... 48
16.3  Compensation.................................................... 48
16.4  Termination..................................................... 48

17. EVENTS OF FORCE MAJEURE............................................49

17.1  Events of Force Majeure......................................... 49
17.2  Instances of Force Majeure...................................... 50
17.3  Effect of Event of Force Majeure................................ 51
17.4  Notice of Event of Force Majeure................................ 51
17.5  Period of Suspension for and Mitigation of Event of Force
      Majeure......................................................... 51
17.6  Certain Events Not to Comprise Events of Force Majeure.......... 52
17.7  Contractor to Follow Owners Instructions........................ 53
17.8  Contractor Responsible for Negligence........................... 53
17.9  Costs Due to Events of Force Majeure............................ 53
17.10 Contractors Sole and Exclusive Remedy........................... 53

18. COMPENSATION.......................................................53

18.1  Owners Payment Obligations...................................... 53
18.2  Payment Advances by Owner........................................54
18.3  Electronic Funds Transfer....................................... 54
18.4  Time For and Format of Application for Payments................. 55
18.5  Additional Matters.............................................. 55
18.6  Contractor Warranty............................................. 56
18.7  Incomplete Application for Payments............................. 56
18.8  Payment Statement............................................... 57
18.9  Payment......................................................... 58
18.10 Conditions Precedent to Entitlement to Payment.................. 58
18.11 Final Application for Payment................................... 59
18.12 Interest on Overdue Payments.................................... 60
18.13 Set off......................................................... 60
18.14 Owners Payment of Subcontractors................................ 60
18.15 Property and Liens.............................................. 61
18.16 Taxes........................................................... 61

19. MITIGATION.........................................................62

19.1  General Duty to Mitigate........................................ 62

20. ASSIGNMENT.........................................................62

20.1  Assignment by Contractor........................................ 62
20.2  Assignment by Owner to Affiliates and Third Parties............. 63
20.3  Assignment by Owner to Financing Entities and Realization of
      Security by Financing Entities.................................. 64

21. COOPERATION WITH FINANCING ENTITIES AND INSURERS...................65

22. SECURITY...........................................................66

22.1  Delivery and Form of Security from Owner........................ 66

23. INSURANCE..........................................................66

23.1  Owner Provided Insurance........................................ 66
23.2  Contractor Provided Insurance................................... 66

24. CONTRACTORS REPORTING AND RELATED OBLIGATIONS......................66

25. REPRESENTATIONS....................................................68

26. DEFAULT AND TERMINATION............................................71

26.1  Default by Owner................................................ 71
26.2  Termination by Contractor Following Default by Owner............ 72
26.3  Rights of Financing Entities on Default by Owner................ 72
26.4  Default by Contractor........................................... 72
26.5  Termination by Owner Following Default by Contractor............ 73
26.6  Termination for Insolvency of a Party........................... 73
26.7  Termination for Events of Force Majeure......................... 74
26.8  Termination by Owner for Convenience............................ 75
26.9  Termination by Owner of Contract................................ 75
26.10 Recovery of Loss................................................ 76
26.11 Preservation of Other Rights.................................... 77

27. INDEMNITIES........................................................77

27.1  Indemnity by EPC Contractor..................................... 77
27.2  Indemnity by Owner.............................................. 78

28. LIMITATION OF LIABILITY............................................79

28.1  Limitation of Contractor Liability.............................. 79
28.2  Limitation of Owner Liability................................... 81
28.3  Application of Limitations of Liability......................... 82
28.4  Exclusion of Consequential Damages.............................. 82
28.5  Exclusion of Warranties of Performance of the Project........... 83

29. DISPUTE RESOLUTION.................................................83

29.1  General......................................................... 83
29.2  Resolution by Owners Representative............................. 83
29.3  Resolution by Negotiations...................................... 84
29.4  Resolution by Mediation......................................... 84
29.5  Resolution by Arbitration....................................... 85
29.6  Consolidation of Arbitrations....................................87
29.7  Dispute Resolution Not to Delay Performance..................... 87

30. MEDIA RELEASES AND CONFIDENTIALITY.................................87

30.1  Media Release................................................... 87
30.2  Confidentiality................................................. 87

31. NOTICES AND COMMUNICATIONS........................................ 88

31.1  Method of Notice................................................ 88
31.2  Effectiveness of Notices........................................ 88
31.3  Change of Address............................................... 89

32. NOTIFICATION OF CLAIMS.............................................89

32.1  Notices of Claims............................................... 89
32.2  Prescribed Notices.............................................. 89
32.3  Continuing Events............................................... 90
32.4  Time Bar........................................................ 90
32.5  Other Provisions Unaffected......................................90

33. GENERAL............................................................90

33.1  Nature of Relationship and Contractor as Agent.................. 90
33.2  Variation and Waivers in Writing................................ 91
33.3  Contractor More than One Person................................. 92
33.4  Entire Agreement................................................ 93
33.5  Language of Contract............................................ 93
33.6  Violation of Law of Another Jurisdiction........................ 94
33.7  Violation of Laws Governing Corrupt Practices................... 94
33.8  Conflicts and Mitigation of Conflicts by Contractor............. 96
33.9  Survivorship.................................................... 96
33.10 Application of this Contract and Retroactive Effect............. 96
33.11 Compliance with Law............................................. 97
33.12 Severability.................................................... 97


GENERAL CONDITIONS

1.   DEFINITIONS AND INTERPRETATION

1.1   General

1.1.1 In the Contract, terms defined in GC 1.2 shall have the meanings ascribed to them in GC 1.2 unless a contrary intention is indicated.

1.2   Definitions

1.2.1 "Agreement" means the part of the Contract titled Agreement and which contains the signatures executing the Contract on behalf of the Parties.

1.2.2 "Applicable Laws", applicable law and similar expressions, whether capitalized or not, mean, with respect to a Party, all domestic or foreign, national, federal, provincial, state, territorial, regional, municipal, or local statutes, laws, by laws, rules, regulations, codes (including design and building codes), ordinances, judgments, decrees, writs, administrative interpretations, guidelines, policies, injunctions, orders or the like, of, or agreements with, any Governmental Authority (of which the Contractor is aware at the time of execution of the Contract or which have been or will be entered into by the Owner with Governmental Authorities before and after the date of the Contract which are of the type, and contain terms and conditions, that are reasonably expected to be entered into for such type of project in Venezuela), and the interpretations thereof, applicable to the performance of the Services, the performance of the Contract, or the development, completion and operation of the Project, including any and all of the foregoing regulating or relating to Permits, Licences and Approvals, certificates, occupational health and safety, workers compensation, environment, pollution, traffic, noise, employment standards, and conditions of work, or relating to or imposing liability or standards of conduct concerning (a) safety or the prevention of injury to persons or damage to property on, about or adjacent to the Site or (b) protection of human health or the environment or emissions, discharges, releases or threatened releases of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes into the environment including ambient air, surface water, ground water, or land, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of pollutants, contaminants, chemicals, or industrial, toxic or hazardous substances or wastes, as now or may at any time hereafter be in effect.

1.2.3 "Application for Payment" means a payment claim made in accordance with GC 18.4.

1.2.4   "Authority" means Governmental Authority.

1.2.5 "Authorities Having Jurisdiction" and similar expressions, whether capitalized or not, mean Governmental Authorities.

1.2.6 "Certificate of Final Acceptance" means the certificate issued after Industrial Completion by the Owners Representative, in such form as the Owners Representative may prescribe, certifying that all requirements under the Contract for Final Acceptance have been met as of the date specified in such certificate, including that the Performance Tests have been successfully completed and the Performance Guarantees have been met.

1.2.7 "Certificate of Provisional Acceptance" means the certificate issued by the Owners Representative, in such form as the Owners Representative may prescribe, certifying that all requirements under the Contract for Industrial Completion have been met as of the date specified in such certificate.

1.2.8 "Change", when used in relation to this Contract, means an addition, substitution, deletion, variation, modification, cancellation or omission of part or all of the Services required to be performed or supplied under this Contract and, when used in relation to a Trade Contract, means an addition, substitution, deletion, variation, modification, cancellation or omission of part or all of the requirements of the Trade Contract, and in either case includes a change in Applicable Laws (excluding changes in Applicable Laws which were publicly announced before the contract but have not yet come into force, and changes that have no material affect on the time or cost of performance of the Contract even though they may impose greater obligations or liabilities on one or the other parties).

1.2.9 "Change Directive", when used in relation to this Contract, means a written instruction signed by the Owners Representative directing the Contractor to proceed with a Change prior to and pending the issuance of a Change Order, and when used in relation to a Trade Contract means a written instruction signed by the Owners Representative or Contractors Representative directing the Trade Contractor to proceed with a Change under the Trade Contract prior to and pending the issuance of a Change Order.

1.2.10 "Change Order", when used in relation to this Contract, means a Change to the Contract authorized in writing by the Owner and signed by the Owners Representative and, when used in relation to a Trade
Contract, means a Change to the Trade Contract authorized by the Owner and signed by the Owners Representative or the Contractors
Representative.

1.2.11 "Claim" includes any claim for payment of money (including damages) where such payment has not previously been authorized in writing by the Owner:
(a) under, arising out of, or in any way in connection with this Contract, the Services, the Project, any direction of the Owners Representative, or either Partys conduct before this Contract; or
(b) otherwise at law or in equity, including by statute, in tort (whether for negligence, negligent misrepresentation or otherwise), or for restitution.

1.2.12 "Commissioning" means those activities immediately following Mechanical Completion of the Project and which involve the introduction of ore and reagents to the processing facility, the filling of process tanks with slurry and solutions, the gradual increase of throughput to full capacity, and the attainment of steady-state operation, and includes the calibration of instruments, modifications and adjustments to Plant and Goods that may be required to achieve the design performance levels until only the final Performance Tests for determining whether the Performance Guarantees have been met remain.

1.2.13 "Confidential Information" means any information which concerns the business or finances of the Owner and is disclosed to or acquired by the Contractor and which:
but does not include information which:
(d) is or becomes public knowledge other than by a breach of this Contract;
(e) is in the possession of the Contractor without restriction in relation to disclosure on or before the date on which it is disclosed to or acquired by the Contractor; or
(f) has been independently developed or acquired by the Contractor, and provided however that the burden of establishing any of the exceptions referred to in Section 1.2.13(d), 1.2.13(e) and 1.2.13(f) shall be on the Contractor;

1.2.14 "Contamination" means the presence in, on or under land, air or water of a substance (whether a solid, liquid, gas, odour, heat, sound, vibration or radiation) at a concentration above the concentration allowed by relevant Permits, Licences and Approvals or Applicable Law, or above the concentration at which the substance is normally present in, on or under land, air or water in the same locality, that presents a risk of Environmental Harm, including harm to human health or any other aspect of the Environment, or could otherwise give rise to a risk of non-compliance with any Applicable Laws for or relating to the protection of the Environment.

1.2.15 "Contract" and "Contract Documents" are synonymous and mean the whole of the Contract between the Parties, and which is comprised of the Agreement and the documents expressly incorporated by reference into the Contract by the Agreement.

1.2.16 "Contract Material" means all Documentation which is:
(a) prepared, or required to be prepared, by or on behalf of the Contractor under this Contract;
(b) delivered, or required to be delivered, by or on behalf of the Contractor to the Owner under this Contract; or
(c) incorporated into any Documentation described in 1.2.16(a) or 1.2.16(b).

1.2.17 "Contract Personnel" means any and all personnel engaged by or through the Contractor, including its directors, officers and employees, and including the directors, officers and employees of its agents, consultants, invitees, subcontractors and anyone else engaged by or through the Contractor in performing the Contractors obligations under this Contract.

1.2.18 "Contractor's Representative" means the person designated as such in writing by the Contractor to the Owner on or after the Date of Contract, or any replacement person appointed under GC 2.4.

1.2.19 "Court" means a Canadian court of competent jurisdiction and includes the Supreme Court of Canada.

1.2.20 "Date for Final Acceptance" means the Milestone Date for Final Acceptance as specified in Appendix 8 Milestone Schedule, as adjusted (if applicable) under this Contract.

1.2.21 "Date for Industrial Completion" means the Milestone Date for Industrial Completion as specified in Appendix 8 Milestone Schedule, as adjusted (if applicable) under this Contract.

1.2.22  "Date for Provisional Acceptance" means the Date for Industrial
Completion.

1.2.23 "Date of Contract" means the earlier of the date of execution of the Contract by both the Owner and Contractor and the effective date of the Contract specified on the first page of the Agreement portion of the Contract.

1.2.24 "Date of Industrial Completion" means the date on which all requirements under the Contract for Industrial Completion have been met and Industrial Completion has occurred.

1.2.25  "Date of Provisional Acceptance" means the Date of Industrial
Completion.

1.2.26 "Deliverables" means the documents and other items required to be delivered by the Contractor, including those identified as Deliverables in the Scope of Services.

1.2.27 "Direction" includes any agreement, approval, authorization, certificate, decision, demand, determination, direction, explanation, instruction, notice, notification, order, permission, consent, rejection, request or requirement.

1.2.28 "Documentation" includes software (including source code and object code versions) manuals, diagrams, graphs, charts, projections, specifications, estimates, records, concepts, documents, accounts, plans, formulae, designs, methods, techniques, processes, supplier lists, price lists, customer lists, market research information, correspondence, letters and papers of every description including all copies of and extracts from the same.

1.2.29 "Eligible Disbursements" has the meaning given to it in Appendix 6 Compensation.

1.2.30 "Environment" includes ecosystems and their constituent parts, including people and communities, natural and physical resources, the qualities and characteristics of locations, places and areas, and the social, economic, aesthetic and cultural aspects of any one or more of the aforesaid.

1.2.31 "Environmental and Social Impact Assessment" means the document for the Project titled as such and prepared by the Owner, or by other consultants of the Owner, in accordance with World Bank Guidelines and the new Equator Principles, and submitted to the Governmental Authorities in Venezuela as part of the process required for obtaining a Permit to Construct and other Permits, Licences and Approvals for the Project.

1.2.32  "Environmental Control Plan" means the Environmental Management
Plan.

1.2.33 "Environmental Harm" means any actual or threatened adverse impact on, or damage to, the Environment, including any adverse impact or damage that is in excess of that allowed by the Permits, Licences and Approvals and Applicable Law.

1.2.34 "Environmental Management Plan" means the Owners environmental management and mitigation plan, as prepared by the Owner and its consultants.

1.2.35   "ESIA" means the Environmental and Social Impact Assessment.

1.2.36 "Event of Force Majeure" and "Events of Force Majeure" has the meaning given to it in GC 17.1.

1.2.37  "Excluded Taxes" bears the meaning set out in Appendix 6
Compensation.

1.2.38 "Existing Facilities" means the existing facilities located at the Site as at the Date of Contract, and which are comprised of the following: an office building on the Site, used for a business office and which accommodates both the engineering and geology departments of the Owner; a sample preparation facility, used for logging and splitting (diamond saw) core and housing sample preparation equipment (including crushers, splitters and drying ovens) and the storage of the projects core and pulp rejects; an infirmary; maintenance facility; a power generating station; an existing lime silo and sediment facility; and a full service camp capable of housing and feeding approximately 55 people (as at the Date of Contract approximately twenty people are employed by the Owner at the Site

1.2.39 "Facility" means the completed Project, save and except only the pit and the mining equipment that operates within the pit, and includes the Plant, Tailings Dam, Port Concentrate Handling Facilities, laboratories, truck shop, warehouse, camp accommodation, potable water supply, process water supply, sewage treatment facilities, roads within the Site, and all other permanent works, facilities and infrastructure at the Site.

1.2.40 "Feasibility Study" means the bankable feasibility study prepared by Aker Kvaerner for, and delivered in 2005 to, the Owner or its affiliates.

1.2.41 "Final Acceptance" means when everything required to be performed or done by the Contractor under the Contract has been completed and done, including the completion of all Performance Tests and the satisfaction of all Performance Guarantees as required by the Contract, and at the time the Contractor has met all conditions for Final Acceptance set out herein , all as verified and confirmed by the Certificate of Final Acceptance.

1.2.42 "Financing Entities" means any financial institution or other Person or Persons providing any debt or equity financing for the Owner in respect of the Project, including by provision of a letter or letters of credit or other guarantees or insurance in support thereof and including the holders of, and the agent(s) or trustee(s) representing the holders of, such instruments.

1.2.43 "Form of Release" means the form of release in Appendix 14 Form of Release and General Waiver of Claims.

1.2.44  "GC" means General Conditions.

1.2.45  "General Conditions" means this document.

1.2.46 "Goods" means any materials, supplies, machinery, equipment, fuel and other things used by the Contractor in performing the Services and which are to be incorporated in the Project, or are to be consumed in performing the Services.

1.2.47 "Governmental Authority" means any and all foreign, domestic, national, federal, provincial, territorial, state, regional, municipal or local Governmental Authority, quasi Governmental Authority, Court, government or self regulatory organization, commission, board, tribunal, organization, or any regulatory, administrative or other agency, or any political or other subdivision, department, or branch of any of the foregoing, having jurisdiction or Governmental Authority in any way over any aspect of the performance of the Contract or the operation of the completed Project, including a right to impose a requirement or whose consent is required with respect to the Project or the Services.

1.2.48 "GST" and "G.S.T." mean the tax, if any, payable by the Owner to the extent imposed on payments under this Contract pursuant to Part IX of the Excise Tax Act, R.S.C. 1985, c. E 15, as amended, and any successor legislation thereto.

1.2.49 "Hourly Remuneration" has the meaning given to it in Appendix 6 Compensation.

1.2.50 "Human Resources and Industrial Relations Plan" means the construction labour management plan to be produced by the Contractor in the Project Definition Phase in accordance with the Scope of Services.

1.2.51 "Indigenous Peoples Plan" means the indigenous peoples plan to be prepared by the Owner and others.

1.2.52 "Industrial Completion" means when the Plant has entered into normal commercial operation, when steady state conditions have been achieved in and through the Plant, when the complete Plant has operated for twenty-four (24) consecutive hours without interruption and the Facility has demonstrated it is capable of continuous operation thereafter, and when all infrastructure and other parts of the Facility are functional and in ready to enter into normal operations, with only minor punch list items to be completed that do not adversely affect continuous operation of the Facility, all as verified and confirmed by the Certificate of Provisional Acceptance.

1.2.53 "Intellectual Property Rights" includes all copyright and analogous rights, all rights in relation to inventions (including patent rights), plant varieties, registered and unregistered trademarks (including service marks), confidential information (including trade secrets), know-how, circuit layouts and all other rights throughout the world resulting from intellectual activity in the industrial, scientific or artistic fields.

1.2.54 "International Cyanide Management Code" means the International Cyanide Management Code For the Manufacture, Transport, and Use of Cyanide In the Production of Gold" developed by a multi-stakeholder Steering Committee under the guidance of the United Nations Environmental Program (UNEP) and the then-International Council on Metals and the Environment (ICME).

1.2.55 "Key Personnel" means each and all of the persons named in Appendix 16 Key Personnel.

1.2.56 "Liquidated Damages", whether capitalized or not, are not a penalty but represent the amount(s) agreed to be paid by the Contractor to the Owner as the result of the happening of a specified event, which amount(s) have been agreed by the Contractor and the Owner to represent a genuine and reasonable pre-estimate of the damages that the Owner will suffer as a result of the happening of the specified event, and which the Owner and the Contractor have agreed in advance would be difficult or impossible to quantify upon the happening of the specified event.

1.2.57 "Mechanical Completion" means when the Facility has been brought to a level and state of completion that allows the Plant and the rest of the Facility to be used for feeding and processing ore, subject only to Commissioning of equipment, sub-systems and systems, and when all requirements and pre-conditions for Mechanical Completion specified in the Owners Requirements or elsewhere in the Contract have been met.

1.2.58 "Milestone Date" means the date designated as such in the Milestone Schedule for a Milestone Event, or as such date may be adjusted in accordance with the Contract.

1.2.59 "Milestone Event" means, in respect of each Milestone Date, an event designated as such in the Milestone Schedule.

1.2.60  "Milestone Schedule" means Appendix 8 - Milestone Schedule.

1.2.61 "Mining Industry Standards" means the standards and generally accepted best mining and ore processing practices used in the mining industry in North America for gold mines of comparable or larger size to the Project and which as a minimum comply with all Applicable Laws and requirements of all Governmental Authorities. Where no such standards or generally accepted practices exist for any particular item, Mining Industry Standards means Prudent Industry Practice.

1.2.62 "Notice" and "notice" mean a written communication between the Parties, as required or permitted by the Contract and conforming to the requirements of GC 31.

1.2.63 "Notice to Proceed With Project Execution Services" means the Notice from the Owner to the Contractor authorizing and directing the Contractor to commence the Project Execution Phase and provide the Project Execution Services, all in accordance with this Contract.

1.2.64  "O&M Manuals" means the Operating and Maintenance Manuals.

1.2.65 "O&M Personnel" means the personnel engaged by or through the Owner for the operation and maintenance of the Facility.

1.2.66 "Operating and Maintenance Manuals" are those manuals that are generated by Vendors and other Trade Contractors and reviewed and approved by the Contractor for the installation, operation and maintenance of all equipment, sub-systems, systems and other parts of the Facility, and which include the information required to order spare parts. Except where the context otherwise clearly indicates, references to Operating and Maintenance Manuals includes the Plant Operations Manual.

1.2.67 "Other Contractors" means all contractors, consultants and other persons engaged to carry out any works or services of whatever nature at or in the vicinity of the Site (other than the Contractor and the Trade Contractors).

1.2.68 "Owner Documentation" means any Documentation provided by the Owner to the Contractor for the purposes of this Contract.

1.2.69 "Owner Standards and Procedures" means the Owners standards, specifications, policies and procedures included in the Owners
Requirements (all as amended from time to time) or, where no such standards, specifications, policies and procedures are included means Mining Industry Standards and Prudent Industry Practice.

1.2.70 "Owners Representative" means the person designated as such in the Agreement or, if not designated therein, the person designated as such by Notice from the Owner to the Contractor, or any replacement person Notice of which has been given by the Owner to the Contractor.

1.2.71 "Party" means the Owner or Contractor, as applicable.

1.2.72 "Parties" means both the Owner and Contractor.

1.2.73 "Performance Guarantees" has the meaning given to it in Appendix 5 Performance Guarantees.

1.2.74 "Performance Incentives" has the meaning given to it in Appendix 6 Compensation.

1.2.75 "Performance Tests" means those tests required to be performed pursuant to Appendix 5 Performance Guarantees to demonstrate that the Facility will operate in accordance with and fully satisfy the Performance Guarantees. These tests shall be carried out after the successful completion of Commissioning.

1.2.76 "Permits, Licences and Approvals" mean all permits, licences, approvals, authorizations, permissions, certificates and consents in relation to the performance of the Services, Trade Contracts or development, completion and operation of the Project required, issued by or received from Governmental Authorities, including statements, requirements, representations and commitments made by the Owner or Contractor that are contained within or are part of any plans, schedules, applications or submittals provided or submitted by them to Governmental Authorities in order to obtain permits, licences, approvals, authorizations, permissions and consents, as applicable, from the Governmental Authorities.

1.2.77   "Permit to Construct" means the permit from the relevant
Governmental Authorities in accordance with Applicable Laws required by the Owner before it can commence the Project Execution Phase of the Project.

1.2.78 "Person" means any individual, corporation, company, voluntary association, partnership, trust, incorporated organization, or Governmental Authority.

1.2.79 "Personal Information" means any and all information about a Person that, by the applicable Privacy Law, a Party is required to keep confidential.

1.2.80 "Plant" means the completed process plant and equipment, starting from the primary crusher at the pit through to the point on Site where, as applicable, the final products for sale (concentrate or gold dore) are ready for transport from the Site, and extends to the Tailings Dam, and includes the overland conveyor, process equipment, process buildings and tailings outfall pipe.

1.2.81 "Plant Operations Manual" means the separate manual that provides details of all practices and procedures necessary for the safe and proper operation of all parts of the Facility, highlighting special precautions that may be necessary and proper start-up and shutdown sequences and interlocks.

1.2.82 "Port Concentrate Handling Facilities" means the concentrate storage and ship loading facilities in Puerto Ordaz for storage and loading of concentrate from the Plant on to ships.

1.2.83 "Practical Completion" means when each and all components, sub-systems and systems for the Facility are ready to operate as an integrated whole, when all interlocks are completed in accordance with the design, the entire control system is operating without by-passes, ore has gone through the crusher, the overland conveyor is operating, a stockpile has been created at the process plant location, and the process plant has been in continuous operation for a minimum period of three (3) consecutive hours without breakdown or stoppage.

1.2.84 "Pre-Commissioning" and "Pre-commissioning" mean those activities immediately preceding Mechanical Completion and the commencement of Commissioning which consist of the testing, adjustment and initial operation of equipment, sub-systems and systems to demonstrate they have been properly installed and are functioning prior to the introduction of ore or reagents into them in preparation for Mechanical Completion.

1.2.85 "Prime Rate" means the Royal Bank of Canadas prime commercial lending rate of interest on Canadian funds, as designated from time to time by the Royal Bank of Canadas head office in Canada.

1.2.86 "Privacy Law" means all Applicable Laws relating to the privacy, confidentiality or use of any information about individuals.

1.2.87 "Professional Services" means the services of engineers, surveyors, architects and other professional consultants, experts and specialists.

1.2.88 "Project" means the Brisas Project in Venezuela, as more particularly described in Appendix 3 Owners Requirements, but for purposes of the scope of the Contractors Services under this Contract does not include the following: mobile mining equipment for mining operations in the open pit mine, pre-production mining operations in the open pit mine area of the Site and preparing the ESIA.

1.2.89 "Project Budget" means the Owners budget for the entire Project to be monitored and administered by the Contractor, which is all-inclusive and includes all costs for completion of the Project save and except only the following: cost of mobile mining equipment for mining operations in the open pit mine; Owners internal costs for its own personnel, for public relations, for the environmental assessment and approval process for the Project as a whole, for obtaining the Permit to Construct; and for pre-production mining operations in the open pit mine area of the Project.

1.2.90 "Project Cash Flow Strategy" means the Project cash flow strategy to be produced by the Contractor in the Project Definition Phase in accordance with the Scope of Services.

1.2.91 "Project Control Group" means the project control group referred to in GC 2.8.1.

1.2.92 "Project Controls System" means the Project controls system to be produced by the Contractor in the Project Definition Phase in accordance with the Scope of Services.

1.2.93 "Project Cost Estimate" means the definitive Project budget to be produced by the Contractor in the Project Definition Phase in accordance with the Scope of Services which shall, among other things, contain an estimate of the Total Project Cost.

1.2.94 "Project Execution" means the stage of the Project during which the Project Execution Services and the work required to achieve Final Acceptance are to be performed.

1.2.95 "Project Execution Services" means all of the Services to be performed, obligations to be fulfilled and all things to be supplied and provided by the Contractor, whether express or implied, under this Contract including the preparation of the Detailed Design Documentation, engineering, procurement, coordination, administration and Commissioning services associated with the Project.

1.2.96 "Project Execution Phase" has the meaning given to it in Appendix 2 Scope of Services.

1.2.97 "Project Schedule" means Appendix 9 Project Schedule until the Owner has reviewed and accepted the Contractors Detailed Project Completion Schedule, and thereafter means the Detailed Project Completion Schedule.

1.2.98 "Project Scope Definition Document" means the Project scope definition document to be produced by the Contractor in the Project Definition Phase in accordance with the Scope of Services.

1.2.99  "Provisional Acceptance" means Industrial Completion.

1.2.100 "Prudent Industry Practice" means the optimal and best practices, methods, acts and procedures, and the minimum design, construction and engineering standards and codes (including without limitation those practices, methods, acts, procedures, standards and codes related to reliability, durability, safety, longevity, asset preservation and protection of the environment) used, generally accepted and applied at the time of execution of the Contract by engineering, procurement and construction management contractors experienced in and having an excellent reputation in the design and construction of mine plants and infrastructure and by the majority of major gold mine operators in North America currently operating comparable or larger sized efficient and effective modern gold mine operations constructed during the last fifteen (15) years.

1.2.101 "Regional Socio-Economic Benefits Commitments" means the written commitments made by the Owner to Governmental Authorities to provide socio-economic benefits to the region in which the Site is located.

1.2.102 "Request for Proposals" means the request for proposals titled Request for Proposal Brisas Project issued in respect of the Project by the Owner.

1.2.103  "Schedule of Key Personnel" means Appendix 16  Key Personnel.

1.2.104 "Schedule of Plan Requirements" means Schedule 1 Schedule of Plan Requirements to Appendix 3 Owners Requirements.

1.2.105 "Schedule of Rates" means the schedule of rates included in Appendix 6 Compensation.

1.2.106  "Scope of Services" means Appendix 2  Scope of Services.

1.2.107 "Services" means the services to be provided by the Contractor as defined and described in Appendix 2 Scope of Services.

1.2.108 "Site" and "site" means the land, water and other places on, under, in or through which the Project is to be constructed and installed, and any other lands and places expressly provided by the Owner for working space or any other purpose as may be specifically designated in this Contract as forming part of the Site.

1.2.109 "Special Conditions" means the terms and conditions, if any, contained in Appendix 7 Special Conditions of the Contract.

1.2.110  "Standards" means Mining Industry Standards.

1.2.111  "Supplier" means Vendor.

1.2.112 "Tailings Dam" means the dam and reservoir for storage and disposal of the tailings, and includes the tailings outfall pipe that is within the dam and reservoir.

1.2.113  "Tax" means any one or more of the Taxes.

1.2.114 "Taxes" means any and all taxes, levies, imposts, duties, customs duties, stamp duties, fees, withholdings, assessments, deductions or charges whatsoever, imposed, assessed, levied or collected by any Governmental Authority, together with interest thereon and penalties with respect thereto, including occupational, excise, unemployment, ownership, sales, GST, value added, gross receipts, income taxes, municipal taxes, financial transaction taxes, payroll taxes, employer contributions (both statutory and otherwise) and workers compensation payments and contributions.

1.2.115 "Total Project Cost" means the aggregate final cost and expense incurred by the Owner in procuring the completion of the Project, including the Fee and the Trade Cost.

1.2.116 "Trade Contract" means a contract (including a purchase order) entered into by the Owner, or by the Contractor as disclosed agent for the Owner, and a Trade Contractor for the provision of work, services, construction labour, procurement, materials, products, supplies or other things for the Project, but excludes contracts for the purchase or lease of mining equipment or the purchase and transportation of consumables used in actual mining operations in the open pit part of the Project.

1.2.117 "Trade Contractor" means someone, other than the Contractor and regular employees or temporary employees of the Owner, who enters into a contract with the Owner under a Trade Contract, and includes all Vendors and Suppliers and those who supply any construction labour.

1.2.118 "Trade Cost" means the sum of all amounts payable to Trade Contractors for performing the Trade Contracts.

1.2.119 "VAT" means the value added tax, if any, payable by the Owner to the extent imposed on payments under this Contract by the Applicable
Laws of Venezuela.

1.2.120 "Vendor" means someone who supplies plant, materials, equipment, products or supplies for the Project.

1.2.121 "Work" means all engineering and design, procurement, manufacturing, construction, erection, installation, start-up,
Commissioning, calibration, testing and all other work, material, services and equipment required to produce a fully functioning and operating Facility and that meets the Performance Guarantees, but does not include the Services.

1.2.122 "World Bank Guidelines" means each and all of the World Bank Guidelines in regard to the development and operation of projects, the IFC Guidelines, the Equator Principles and all Appendices to the Equator Principles, including the World Bank Pollution Prevention and Abatement Handbook which went into official use on 1 July 1998, all as amended from time to time.

1.3   Interpretation

1.3.1 The documents comprising the Contract are complementary and what is called for by any one of them shall be as binding as if called for by all.

1.3.2 In this Contract, unless the context otherwise expressly requires:
(a) reference to parts, clauses, schedules, exhibits and appendices are a reference to them of, in and to this Contract;
(b) reference to specific General Conditions, Sections, Clauses, Paragraphs, Sub Paragraphs and Appendices are references to such General Conditions, Sections, Clauses, Paragraphs, or Sub Paragraphs of, or Appendices to, the Contract and the terms Section, Clause and Paragraph are used interchangeably and are synonymous when referring to a provision of an Appendix;
(c) reference to a General Condition, Section, Clause or Paragraph of the Contract or any Appendix thereto followed by a number shall be deemed to be a reference to the whole of the General Condition, Section, Clause or Paragraph of the Contract or Appendix, as applicable, bearing that number and includes all subsidiary provisions containing that same number as a prefix;
(d) reference to this Contract is deemed to include this Contract as amended, novated, supplemented, varied or replaced from time to time;
(e) any entitlement of the Owner or the Owners Representative to exercise any judgment, discretion, or decision-making power, or power to assess compliance by Contractor with its obligations under this Contract, and to give Directions, shall be exercised reasonably, professionally, and in accordance with this Contract;
(f) the Contractors obligations in respect to any requirement herein to cause Trade Contractors to agree to any specific term or condition in a Trade Contract shall be limited to:
(i)   exercising the standard of care set out in GC 3.3.3;
(ii) using all reasonable efforts to comply with the requirements of the Contract for the content of all Trade Contracts;
(iii) using all reasonable efforts to comply with the Owners instructions regarding the inclusion of any specific term or condition in a Trade Contract that the Owner notifies the Contractor that the Owner requires in such Trade Contract; and
(iv) promptly notifying the Owner, prior to finalization and award of any such Trade Contract, of the actual terms available to the extent that they vary from those required herein or from the instructions of the Owner as to the terms required, and then obtaining the Owners instructions as to the course of action required of the Contractor by the Owner, including in the discretion of the Owner agreement to the proposed terms that vary from those required by the Contract or the Owner, instructions to negotiate further with such Trade Contractor, or instructions to negotiate and award the Trade Contract to a different Trade Contract; and
(g) the Contractors obligations in respect any requirement herein to cause Trade Contractors to comply with any term or condition in a Trade Contract shall be limited to:
(i)   exercising the standard of care set out in GC 3.3.3;
(ii) using all reasonable efforts and taking all reasonable steps, short of commencing arbitration or litigation, to compel compliance by the Trade Contractor, including to the extent permissible under the Trade Contract withholding payment, rejecting work and backcharging the Trade Contractor; and
(iii)   obtaining the Owners instructions in respect thereof.

1.3.3   In this Contract:
(a)	the terms "includes", "including" and similar expressions, whether or not used with the words "without limitation" or "but not limited to", shall not be deemed limited by the specific enumeration of items but shall in all cases be deemed to be without limitation and construed and interpreted to mean "includes without limitation" and "including without limitation";
(b)	a reference to a Court is to a Canadian court;
(c)	words denoting any gender include all genders, and words in the singular include the plural and vice-versa;
(d)	a reference to any legislation or legislative provision includes any statutory modification or re-enactment of, or legislative provision substituted for, and any subordinate legislation issued under that legislation or legislative provision;
(e)	a reference to any Party includes that Party's executors,
administrators, substitutes, successors and permitted assigns;
(f)	a reference to a business day is to a day that is not a Saturday,
Sunday or any other day which is a public holiday or a bank holiday in the place where an act is to be performed or a payment is to be made, and if an act is required to be done on a specified day which is not a business day then the act shall be done instead on the next business day;
(g)	a reference to a day, month or year is a reference to a calendar day, calendar month or a calendar year, provided however that a reference to a month or a year calculated from a specific day means the number of calendar months or calendar years from that date and to the end of the same calendar day from which the time was calculated;
(h)	a reference to $, USD or dollar is to United States of America currency;
(i)	references containing terms such as "all reasonable efforts", when used in connection with an obligation of either Party, means taking in good faith and with due diligence all reasonable steps to achieve the objective and to fulfil the obligation at the earliest possible time, including doing all that can reasonably be done in the circumstances and, in any event, taking no less steps and efforts than those that would be taken by a reasonable and prudent person in comparable circumstances but where the whole of the benefit or detriment of the obligation and where all the results of taking such steps and efforts accrued solely to that person's own benefit or detriment;
(j) references containing terms such as "by the Contractor" and "by or through the Contractor" and terms of like import are synonymous and mean by the Contractor or by anyone employed by or through the Contractor and for whom the Contractor is responsible, including the Contractor and its officers, employees, subcontractors, consultants and agents;
(k) unless otherwise expressly specified in the Owners Requirements, all units of measurement in any documents submitted by the Contractor to the Owner shall be in accordance with and comply with the SI system of units; and
(l) terms not defined but used in the Contract which have a recognized technical meaning commonly understood by the gold mining industry in North America will be construed as having that meaning unless the context otherwise requires.

1.3.4 References to a statute or other Applicable Law shall include all regulations, by laws, ordinances and orders made under or pursuant to the statute or other Applicable Law.

1.3.5 Headings, whether of portions of the Agreement, General Conditions, Sections or Clauses and whether contained in the Contract or any schedule or appendix thereto, are for reference purposes only and shall not constitute a part of the Contract or affect the meaning or interpretation of the Contract.

1.3.6 This Contract is a negotiated contract and no rule of construction or contra proferentum applies to the disadvantage of a Party on the basis that such Party put forward or drafted the Contract or any part thereof.

1.4   Ambiguous and Inconsistent Terms

1.4.1 If the Owners Representative reasonably considers, or the Contractor notifies the Owners Representative in writing, that there is a conflict, ambiguity, inconsistency or discrepancy in or between or among any of the terms of this Contract, the Owners Representative will determine the interpretation which the Parties shall follow and will notify the Contractor accordingly in writing.

1.4.2 The Owners Representative, in giving a direction in accordance with GC 1.4.1, is not required to determine whether or not there is an ambiguity or inconsistency.

1.4.3 Subject to the Contractors right under GC 29 to dispute a determination of the Owners Representative made under GC 1.4.1, the Contractor will not be entitled to make any Claim (insofar as is permitted by Applicable Laws) arising out of or in connection with any conflict, ambiguity, discrepancy or inconsistency referred to in, or a direction of the Owners Representative under, this GC 1.4.

1.5   Provisions in the Scope of Services

1.5.1   In the Scope of Services, but subject to GC 3.3.3:
(a) where an obligation is prescribed, the Contractor shall fulfil that obligation;
(b) where an action is required or contemplated to be taken, the Contractor shall take that action unless it is expressly stated that the Owner will take that action;
(c) where a precondition is prescribed in relation to any right or benefit that the Contractor might become entitled to enjoy, then the Contractor will only be entitled to the right or benefit if the precondition is satisfied; and
(d) where a right or benefit is given to the Owner or the Owners Representative, the Owner or the Owners Representative, as the case may be, may enjoy that right or benefit even though the right or benefit is not expressly prescribed by this Contract.

2.   PERSONNEL AND CONTRACT ADMINISTRATION

2.1   The Owners Representative

2.1.1 The Owners Representative will give directions and carry out all of the other functions of the Owners Representative under the Contract as the agent of the Owner (and not as an independent certifier, assessor or valuer).

2.1.2 The Contractor shall comply with any direction by the Owners Representative given or purported to be given under a provision of this Contract.

2.1.3 Except where the Contract otherwise provides and except in relation to either an environmental or safety related issue where the Owners Representative perceives a risk of potential harm or danger, the Owners Representative may only give a direction in writing.

2.1.4 The Owner may replace the Owners Representative by Notice to the Contractor at any time.

2.1.5 The Owner shall cause the Owners Representative to do or refrain from doing all things which this Contract provides that the Owners Representative shall do or refrain from doing, as the case may be.

2.1.6 The Contractor shall not be required to comply with any direction given by the Owners Representative under GC 2.1.1, GC 2.1.2 or GC 2.1.3 which is not consistent with good professional practice. Where the Owners Representative gives the Contractor a direction which is not consistent with good professional practice, but which is not forbidden by good professional practice, the Contractor shall be excused from all liability in respect of following such instruction from the time at which the Contractor gives the Owners Representative Notice of the inconsistency and sets out in that Notice a non-exhaustive summary of expected adverse consequences on the Project of complying with such instruction.

2.2   Delegation of the Owners Representatives Power

2.2.1 The Owners Representative may by Notice to the Contractor appoint delegates to exercise any of the Owners Representatives functions under this Contract and, by further Notice to the Contractor, may terminate such appointments.

2.2.2   The Owner will promptly inform the Contractor in writing of:
(a)   any replacement of the Owners Representative; and
(b)   any delegation by the Owners Representative of the Owners
Representatives function under this Contract to a nominee, the extent and the scope of that delegation, and any termination of appointment of delegates.

2.3   Compliance with Directions

2.3.1 If the Contractor fails or refuses to comply with a direction by the Owners Representative given in accordance with this Contract, the Owner may notify the Contractor in writing of the Contractors failure or refusal to comply with a direction of the Owners Representative, in which case the provisions of GC 26.4 shall apply.

2.4   Delegation of Contractors Representatives Power

2.4.1 The Contractors Representative may by Notice to the Owner appoint delegates to exercise any of the Contractors Representatives functions under this Contract and, by further Notice to the Owner, may terminate such appointments.

2.4.2   The Contractor shall promptly inform the Owner in writing of:
(a)   any replacement of the Contractors Representative; and
(b) any delegation by the Contractors Representative of the Contractors Representatives functions under this Contract to a nominee, the extent and the scope of that delegation, and any termination of appointment of delegates.

2.4.3   The Contractors Representative or the Contractors
Representatives delegate shall be available at all times at the Site when the Contractor is performing the Services on the Site.

2.5   Contractors and Owners Acknowledgments

2.5.1   The Contractor and the Owner acknowledge and agree that:
(a) any notice, consent, approval or other communication given or signed by the Contractors Representative or any Contractors Representatives delegate will bind the Contractor;
(b) matters within the Contractors Representatives knowledge will be deemed to be within the knowledge of the Contractor;
(c) any direction, consent, approval or other communication given or signed by the Owners Representative or by a delegate appointed under GC
2.2 on behalf of the Owners Representative to any Key Personnel will be deemed to have been given to the Contractor; and
(d) matters within the Owners Representatives knowledge will be deemed to be within the knowledge of the Owner.

2.6   Personnel

2.6.1   The Contractor shall:
(a) provide experienced and skilled Contract Personnel to perform the Services in accordance with its obligations under this Contract; and
(b) ensure that the Services are performed under the supervision of appropriately qualified and experienced personnel.

2.6.2 Neither Party shall, without the prior agreement of the other Party, solicit any employee of the other Party who has been involved in the Project or this Contract while that person is working for the other Party on the Project, or during the earlier of the date that is six
(6) monthsfollowing that persons termination of employment by the other Party and the last date that such person worked on the Project for that other Party.

2.6.3 The Contractor acknowledges and agrees that the Key Personnel are critical for the proper management, supervision and performance of the Services on schedule and budget. The Contractor shall assign to the performance of the Services the Key Personnel, who the Contractor shall ensure will give the performance of the Services priority over any and all other work, tasks and assignments that they may otherwise have assigned to them by the Contractor in relation to other existing or future projects. No Key Personnel shall be hired by any affiliate of the Contractor for any other work or project without the prior written consent of the Owner, which consent is subject to such terms as the Owner may require, and if the Contractor wishes to replace any Key Personnel as aforesaid the Contractor shall:
(a) first, demonstrate to the Owners reasonable satisfaction that the proposed replacement personnel have comparable or superior qualifications and experience to those they are proposed to replace; and
(b) absorb the cost of any learning and training required to bring such replacement personnel up to the same knowledge and level of productivity of the personnel replaced.

2.6.4 The Owner may, in its absolute discretion, direct the Contractor to remove from the Site, or from any activity connected with performance of the Services, any Contract Personnel engaged or employed in connection with the performance of the Services, provided that if the Owner does not provide reasonable grounds for requiring such removal the said direction shall constitute a Change Directive in accordance with and subject to GC 15.

2.6.5   The Contractor shall comply with a direction made under GC

2.6.4 within the time specified by the Owner.

2.6.6 Notwithstanding any other provision of this Agreement, the Contractor is solely responsible for, and shall consult with the Owner and provide the Owner with such information as the Owner may require with respect to, the accommodation, sustenance and medical care of Contract Personnel.

2.6.7 In consultation with the Owners Representative, the Contractor shall assign the Key Personnel to complete various portions of the Services. The Contractor shall ensure that the Key Personnel are available to follow through and ensure the completion of such portions of the Services as are assigned to them.

2.6.8 As the Key Personnel are critical for the proper management, supervision and performance of the Services on schedule and budget, the Contractor acknowledges and agrees that:
(a) it will pay to the Owner Liquidated Damages at the relevant rate and up to the maximum amount of Liquidated Damages as stated in the Schedule of Key Personnel, for every day for which a member of the Key Personnel is removed from or not available for the Services, but for which they are required to be so available, until the earlier of:
(i) the day that the member of the Key Personnel is again made available;
(ii) the date that the member of the Key Personnel is replaced with a substitute person approved by the Owners Representative;
(iii)   the date that this Contract is terminated; and
(iv) the date of Final Acceptance, unless such removal is due to resignation, serious illness, injury or death of the Key Personnel or is otherwise approved by the Owners Representative, or directed by the Owner under GC 2.6.4;
(b) the specified rates of Liquidated Damages are separate and cumulative for each member of the Key Personnel;
(c) if the Owners entitlement to, and the Contractors liability for, Liquidated Damages under GC 2.6.8(a) is or becomes void, voidable or unenforceable for any reason or there is no amount specified in the Schedule of Key Personnel, then the Contractor shall not be entitled to or charge the Owner for any work or services performed by replacement personnel for that amount of their time that is equivalent to the Liquidated Damages that, but for the foregoing, the Contractor would otherwise be required to pay to the Owner for the Contractors failure to provide the Key Personnel in accordance with this Contract; and
(d) notwithstanding the foregoing, if a maximum amount of Liquidated Damages is stated in the Schedule of Key Personnel, then the Contractors liability under this GC 2.6.8 shall not exceed that maximum amount.

2.7 Comments, Review, Representation or Approval by the Owner or the Owners Representative

2.7.1 As the Owners Representative carries out its functions under the Contract as agent of the Owner, neither the Owners Representative nor a delegate appointed under GC 2.2 owes any duty to the Contractor in discharging any of the functions of the Owners Representative under the Contract.

2.7.2 No comment, review, representation or approval by the Owner or the Owners Representative in respect of the Contractors obligations under this Contract (including comments on, or review or approval of, any Contract Material), or any other direction of the Owners Representative given in accordance with this Contract, will lessen or otherwise affect the Contractors obligations under this Contract and, without limiting the generality of the foregoing, the Contractor shall be solely responsible for any and all design and engineering for the Project performed as part of the Services.

2.8   Project Control Group

2.8.1   The Project Control Group is:
(a)   the Owners Representative; and
(b)   the Contractors Representative.

2.8.2 The Owners Representative or the Contractors Representative may invite any other person, whom either person reasonably requires, to attend the Project Control Group meetings.

2.8.3   The Project Control Group shall meet:
(a)   on a monthly basis; and
(b) at such other times as the Owners Representative and Contractors Representative agree or, failing agreement, at such other times as the Owners Representative may direct.

2.8.4   The Contractor shall:
(a) take minutes of all meetings held by the Project Control Group; and
(b) provide a copy of those minutes to the Owner's Representative.

2.8.5 In respect of minutes provided pursuant to GC 2.8.42.8.4(b), the Owner's Representative shall:
(a) if the Owner's Representative disagrees with the minutes, discuss and then amend the minutes to reflect the agreed position or the results of the meeting; and
(b) give to the Project Control Group members a copy of the amended minutes at which point the amended minutes will be deemed to be the official record of the relevant meeting.

2.9 (Intentionally deleted)

2.10 Contractor's Request for Information

2.10.1 The Contractor acknowledges and agrees that, other than as expressly provided elsewhere in this Contract, it is the Contractors responsibility to make all enquiries, obtain all information and make all judgments that are relevant to and necessary for the performance of the Services.

2.10.2 The Contractor shall not delay the progress of the Services or any part of it by reason of the Contractor awaiting information from the Owner or the Owners Representative:
(a)   unless this Contract expressly provides otherwise;
(b) unless the Owners Representative otherwise in writing directs the Contractor; or
(c) except to the extent that the Contractor cannot reasonably proceed with the Services without the information.

2.11   Records Open for Inspection and Audit

2.11.1 The Contractor shall keep and maintain:
(a)   the records identified in the Project Procedures Manual; and
(b) all other Contract Material relating to the Project, at the Contractors address as set out in the Agreement.

2.11.2 The Contractor shall ensure that all Contract Material relating to the Project, and the quality system and the records and Contract Material referred to in GC 2.11.1 are available to the Owner (or persons nominated by the Owner) at all reasonable times for examination, audit, inspection, transcription and (in respect of records only) copying.

2.11.3 The Contractor shall keep and maintain at the Site for use by the Owner a current set of the documents comprising the Contract, all Contract Material and all documents, drawings, instructions issued by the Owner in connection with the Project. In addition, the Contractor shall keep and maintain on Site one (1) full set of all drawings in good order, on which the Contractor shall keep a current record of all changes and as built information.

2.11.4 The Contractor shall at its expense keep and maintain full and detailed records and accounts in connection with the performance of the Contract in accordance with both generally accepted accounting principles and the minimum standards and practices of comparable national or international engineering firms in North America for keeping and maintaining such records and accounts.

2.11.5 If and whenever required by the Owner, the Contractor shall submit records, accounts and other data in a form and with such breakdown as may be reasonably required by the Owner for the Owner to maintain segregated accounts of the Work for the Owners own records as may be required of the Owner by Applicable Laws or to satisfy any Governmental Authorities, but unless required by Applicable Laws or Governmental Authorities such breakdowns shall be limited to reimbursable amounts and not the makeup of negotiated rates. Such segregation may include separate accounting for taxable and non-taxable expenditures with respect to among other things buildings, land improvements, engineering and project management, interconnection, permit and licence costs, and taxes and fees paid by the Contractor.

2.11.6 The Contractor shall at all times, and for at least three (3) years after final payment under the Contract, keep full and comprehensive records of all time spent by each and all Contract Personnel, expenditures made, and indebtedness incurred with respect to the Contract or for which it may be entitled to payment or reimbursement by the Owner. All such records and documents in connection with the Project or in respect of which the Contractor claims compensation from the Owner shall be subject and open to inspection and audit by the Owner at any time upon demand from the Owner, which inspection and audit shall take place during normal business hours and at the Contractors normal places of business unless the Owner and Contractor otherwise agree.

2.11.7 In conducting an audit of the Contractor the Owner shall have all powers necessarily incidental to conducting an audit, including the right to have access to and inspect and take copies of all books and records of the Contractor in connection with the Contract, upon reasonable notice and at reasonable times. The Contractor shall fully cooperate with the Owner and its auditors in the conduct of any audits, including by making available all such records and accounts as they may require to perform a full and detailed audit, and the Contractor further agrees to promptly review and settle with the Owner all matters arising from such audits, including the refunding of monies to the Owner where applicable. Without limiting the generality of the foregoing, the Contractor shall make available to all auditors of the Owner all books, records, data and documentation as they consider necessary to allow them to perform a full and comprehensive audit. At the request of the Owners auditors the Contractor shall provide such records, data and documentation as the Owners auditors may reasonably require to substantiate all costs, expenditures and allocations incurred or made by the Contractor in connection with the Project, and to confirm that they are consistent with the Contractors historical costs, charges and allocations for similar work for others, or if there are no historical costs then consistent with generally accepted accounting principles used by major international engineering firms.

2.11.8 In addition to the financial audit of the Contractors accounts pursuant to GC 2.11.7, the Owner shall have the right to monitor and audit the performance of any and all parts of the Services wherever located, and the Contractor shall cooperate with, and shall require that its subcontractors cooperate with, and provide access to the representatives of the Owner monitoring and auditing such parts of the Services, including providing them with access and copies of all relevant manufacturing, inspection, QA, QC and other records and documents pertaining thereto.

2.11.9 If this Contract is terminated, the Contractor shall give the Owner any records and Contract Material referred to in GC 2.11.1 which are necessary for the orderly continuance of the Services by another Person.

2.12 Privacy

2.12.1 The Contractor and the Owner warrant that they will comply with applicable Privacy Law in relation to the collection, use or disclosure of Personal Information in relation to this Contract.

2.12.2 The Contractor and the Owner agree to:
(a)	observe the Privacy Law for all Personal Information collected or dealt with by the Contractor or the Owner (as the case may be) under this Contract;
(b)	take reasonable measures to ensure that Personal Information relevant to this Contract is protected against:
(i)	misuse or loss; and
(ii)	unauthorised access, modification and disclosure, and that only authorized personnel have access to Personal Information;
(c)	ensure all personnel involved in collecting or dealing with
Personal Information are adequately trained as to the requirements of the Privacy Law and this Contract;
(d)	give the other Party reasonable assistance for it to resolve any inquiry or complaint relating to Personal Information;
(e) promptly follow any reasonable direction of the other Party regarding the Personal Information and compliance with the Privacy Law;
(f)   promptly inform the other Party of any breach of this GC 2.12.

3.   GENERAL REQUIREMENTS REGARDING SERVICES

3.1   General

3.1.1 The Contractor shall provide and perform the Services described in Appendix 2 Scope of Services as required to complete the Project, meet the Owners Requirements and Performance Guarantees, and achieve Final Acceptance, all:
(a)   in accordance with the requirements of this Contract; and
(b)   unless otherwise stated, at its cost.

3.1.2 The Contractor is solely responsible for the performance of the Services. This obligation is not affected by any approval given by the Owner or any Governmental Authority.

3.1.3 The Contractor shall provide leadership as well as engineering, procurement, construction, scheduling and coordination expertise.

3.1.4   The Contractor shall:
(a) diligently prosecute the performance of the Services for the purpose of completing the Services and Facility so that:
(i) each of the Milestone Dates in the Milestone Schedule from and after the Milestone Date for commence construction will be met, including the Milestone Dates for Industrial Completion and Final Acceptance; and
(ii)   the Project Schedule will be met.
(b) if and when a Notice to Proceed With Project Execution Services has been issued by the Owners Representative, use all reasonable efforts to achieve Final Acceptance for the Project within the Approved Project Budget;
(c) before the related construction work on any portion of the Project is commenced, ensure that the Detailed Design Documentation and methods of working proposed or specified in respect thereof by itself or any Trade Contractor are approved by the Owners Representative;
(d) establish and implement a quality assurance system for the of the Project in accordance with the Scope of Services and which complies with ISO 9000: 2000;
(e) recommend and seek the Owners approval to undertake all studies, reviews, investigations and other processes and value engineering which in the opinion of the Contractor are necessary to enable the Contractor to inform the Owner of all reasonable available advantages or benefits to the Project, and in particular:
(i)   uses of the Site;
(ii)   selections of materials;
(iii)   building techniques and equipment; and
(iv)   alternative designs and materials; and
(f) perform the Services, and use all reasonable efforts to ensure (but does not guarantee) that all Trade Contractors perform their Trade Contracts, in a manner which meets all Applicable Laws relating to or governing occupational health and safety and the Owner Standards and Procedures.

3.1.5   The Contractor:
(a) shall use all reasonable efforts to inform itself of the Owners requirements for the Services and the Project and, for that purpose, regularly consult with the Owners Representative throughout the performance of the Services (including requesting instructions from the Owners Representative and seeking comments on, or review or approval, of any Documentation);
(b) shall at all times provide the Services in accordance with the Owners requirements referred to in GC 3.1.5(a) and any instructions given by the Owners Representative; and
(c) is responsible at its own cost and without reimbursement from the Owner for the re-performance of any Services which are required because of a failure to provide the Services in accordance with the Contract or the Owners requirements as such requirements are expressly made known to the Contractor under and in accordance with the Contract.

3.2   Budgetary Constraints

3.2.1 The Contractor acknowledges that the Owner has budgetary constraints and limitations for the Project and agrees to cooperate with the Owner in the Owners efforts to control and monitor its budget for the Project, including (subject to locking in each element of the design of the Facility in accordance with the standard of care set out in GC 3.3.3 or as may be specifically directed by the Owner) by assisting the Owner to identify any value engineering and cost-saving exercises which can be reasonably expected to reduce the cost to the Owner for the Project. Without limiting but in addition to the foregoing, the Contractor shall use all reasonable efforts to perform its Services expeditiously and economically and, in doing so, shall:
(a) assign personnel to the Services in consultation with the Owners Representative and not assign any more personnel to the Services than the number of personnel reasonably required to perform the Services;
(b) assign to the performance of the Services only personnel who are qualified by education or experience to perform the work in which they are engaged and who have such professional qualifications and credentials as may be required by Applicable Law, Governmental Authorities or Prudent Industry Practice, unless the Owners Representative otherwise expressly agrees in writing;

3.2.2 Once the budget for the Services has been established and approved by the Owners Representative, the Contractor will monitor all costs of the Services against the approved budget for Services and provide reports, on a monthly or such other frequency as may be agreed to by the Owners Representative, forecasting the costs to complete all of the Services. Such reports shall be in a format agreed to between the Owner and the Contractor and, among other things, contain the following:
(a) the actual hours expended and costs incurred by the Contractor on Services for which the Owner is responsible, both since the last report and since the commencement of the Services;
(b) identification of and explanation for any variances between the actual hours expended and the actual costs incurred, and the projections for those hours and costs in the approved budget for the Services;
(c) the hours and costs forecasted by the Contractor for the provision of Services for the next monthly period, and the cumulative totals of hours and costs for the provision of all Services from the commencement to the completion of the Services, together with the identification of and explanation for variances between those projections and the approved budget for Services;
(d) to the extent not already included in the above, a list of any outstanding requests for changes to the Scope of Services to date; and
(e) the identification of any further changes to the Scope of Services that may be required to completion of the Project.

3.2.3 The Owners Representative and the Contractors Representative shall meet monthly, or at such other times as they may agree, to review the aforesaid reports provided by the Contractor and to review the approved budget for the Services to identify areas of potential cost over-runs and under-runs, the reasons therefor, and forecasts to complete the Services.

3.3   Warranties and Standard of Care

3.3.1 The Contractor warrants to the Owner that it and its Contract Personnel shall at all material times have the particular skill, experience and ability necessary to perform the Services and will continue to have them during the term of this Contract, and that the Contractor will comply with the requirements of this GC 3.3.

3.3.2 All parts of the Services required by Applicable Laws to be performed by licensed or registered professional engineers or architects shall be performed by licensed or registered professional engineers and architects. Without limiting the generality of the foregoing, all design shall, to the extent required by Applicable Laws, be reviewed by professional engineers registered to practice professional engineering in the jurisdiction in which the Site is located.

3.3.3 In the performance of all of the Services, and all parts of the Services, the Contractor shall exercise no less standard of care and diligence than the generally accepted standard of care and diligence to be exercised for professional and other services of a similar nature in respect of comparable mining projects in North America by recognized reputable North American engineering firms engaged in the performance comparable services in respect of such types of projects, and the Contractor shall perform the Services in a competent and efficient manner, apply suitable and sufficient qualifications, experience, expertise and resources to this Project, observe sound management, technical, engineering and consulting practices, and employ appropriate sound, proven technology and methods, and use all due diligence, efficiency and economy, and exert all reasonable efforts, as required to comply with the said standard of care for the intended purpose of completing the Facility and meet the Date for Industrial Completion, all other Milestone Dates, and the Approved Project Budget.

3.3.4 Without limiting but in addition to any other obligation on the Contractor pursuant to this Contract or under Applicable Law, the Contractor and its subcontractors, and their respective consultants, shall for all engineering and design use only design personnel who, through education, training and experience, have the requisite knowledge and skills to perform the part of the Services assigned to them and which is consistent with the general design standards specified in the Contract, including GC 3.3.3.

3.3.5 The Contractor shall ensure that any subcontractor appointed by it to provide part of the Services performs that part of the Services with the professional skill, care and diligence expected of a professional consultant experienced in projects of a similar nature to the Project and activities of a similar nature to the part of the Services subcontracted to that subcontractor.

3.3.6   The Contractor warrants to the Owner that it has examined:
(a)   the Scope of Services;
(b)   the Milestone Schedule; and
(c) all other information or documents relating to the Project provided to the Contractor by the Owner, and is satisfied of their sufficiency for the purpose of complying with its obligations under this Contract, and that in the opinion of the Contractor based on its knowledge at the time of execution of the Contract, the Scope of Services, the Performance Guarantees, the Milestone Schedule and the Approved Project Budget can all be met or, in the case of the Scope of Services, performed.

3.4   Equipment Importation

3.4.1 The Contractor shall cause Trade Contractors to make and be responsible for all arrangements, including the preparation, translation and processing of all documentation, necessary to import into Venezuela all permanent equipment to be incorporated into the Facility and any and all other tools, items and Goods necessary to complete the Project, and the Contractor shall coordinate with the applicable Governmental Authorities in achieving clearance of customs for all such permanent equipment, tools, other items and Goods at the earliest time and, to the extent available under the Applicable Laws, achieving such importation duty free and tax free.

3.4.2 Unless the Owner otherwise agrees in writing, all tools, other items and Goods imported into Venezuela by the Contractor and Trade Contractors shall be imported in the name of Compania Aurifera Brisas del Cuyuni, C.A.

3.4.3 Without limiting but in addition to GC 3.4.1, the Contractor shall arrange and provide for any and all of its Goods imported into Venezuela, and shall require Trade Contractors to arrange and provide for any and all of their permanent equipment to be incorporated into the Facility imported into Venezuela, and any and all of their other tools, items and goods necessary to complete the Project imported into Venezuela, such documentation and detailed information, including Spanish translations of import documents, brochures and detailed specifications as may be required, for submission to custom duty officers and other Governmental Authorities before shipping and after import as may be necessary to obtain exoneration or, where exoneration is not possible, to minimize import and other duties and Taxes on such Goods.

3.5   Continuing Warranties

3.5.1 The warranties contained in GC 3.3 will be treated as made and be binding upon the Contractor continuously during the term of this Contract.

4.   REGIONAL SOCIO-ECONOMIC BENEFITS AND INDIGENOUS PEOPLES

4.1   Indigenous Peoples

4.1.1 The Contractor shall comply with the Indigenous Peoples Plan and enforce compliance by the Trade Contractors with the Indigenous Peoples Plan.

4.1.2 If compliance with the Indigenous Peoples Plan affects the Project Budget or the Milestone Date for Industrial Completion, either Party may request a Change Order.

4.2   Regional Socio-Economic Benefits

4.2.1 The Contractor shall comply with the Regional Socio-Economic Benefits Commitments.

4.2.2   If compliance with the Regional Socio-Economic Benefits
Commitments affects the Project Budget or the Milestone Date for Industrial Completion, either Party may request a Change Order.

5.   PROTECTION OF THE ENVIRONMENT

5.1   General

5.1.1 The Contractor shall, in accordance with the requirements of the Contract, prepare and implement procedures to comply with the Environmental Management Plan.

5.1.2 Contractor shall ensure that the design and construction of the Facility and Project is in accordance with the environmental protection requirements of Applicable Laws and Mining Industry Standards, The International Cyanide Management Code, and World Bank Guidelines.

6.   [INTENTIONALLY DELETED]

7.   PROJECT EXECUTION SERVICES

7.1   Progression to Project Execution

7.1.1 Unless otherwise stated in the Notice to Proceed With Project Execution Services, the issue of a Notice to Proceed With Project
Execution Services by the Owners Representative to the Contractor authorises the Contractor to commence Project Execution.

7.1.2 If the Notice to Proceed With Project Execution Services identifies matters which require further development by the Contractor or further negotiations between the Owner and the Contractor, the Contractor and the Owner will co-operate in good faith to resolve and agree upon such matters.

7.2   General Obligations

7.2.1 The Contractor shall provide the Project Execution Services as required to achieve Final Acceptance for the Project in accordance with the requirements of this Contract and any other requirements of the Owner as notified by the Owner to the Contractor.

7.2.2 The Project Execution Services to be carried out by the Contractor include:
(a) the performance of Detailed Design and the preparation of the Detailed Design Documentation;
(b)   procurement services;
(c)   co-ordination and administration services; and
(d)   compliance with all Applicable Laws.

7.2.3 The Contractor shall commence the Project Execution Services on the date specified in the Notice to Proceed With Project Execution Services or as otherwise directed by the Owners Representative and ensure that Industrial Completion is achieved by the Date for Industrial Completion and Final Acceptance is achieved by the Date for Final Acceptance.

7.3   [Intentionally deleted]

7.4   Project Execution Project Planning Obligations

7.4.1 The Contractor shall, during Project Execution, ensure that the Project Plan is updated:
(a)   periodically as directed by the Owners Representative; or
(b)   if no such direction is given, weekly; and
(c)   to show progress achieved; and
(d) where appropriate, to show changes to the sequence and duration of activities required to meet the Date for Industrial Completion (including the effect (if any) of any extension of time) together with any corresponding changes to proposed manpower and shifts to be worked and resources to be utilised, and that a copy of each update is promptly provided to the Owners Representative for approval.

7.4.2 The Owners Representative may reject an updated Project Plan or require amendments to be made to it within seven (7) days of receiving a copy of such updated Project Plan.

7.4.3 Where the Owners Representative rejects a Project Plan, the Contractor shall submit a corrected and revised Project Plan within seven (7) days of being notified that the Project Plan is rejected.

7.4.4 The Contractor acknowledges and agrees that review of, comments on or approval of, or any failure to review or comment on, any updated Project Plan by the Owners Representative will not:
(a) relieve the Contractor from or alter its liabilities or obligations under this Contract, including the obligation to ensure that Industrial Completion occurs by the Date for Industrial Completion and Final Acceptance by the Date for Final Acceptance;
(b) evidence or constitute a direction by the Owners Representative to disrupt, prolong or vary the Project; or
(c) affect the time for carrying out the Owner or the Owners Representatives Contract obligations.

7.5   Project Execution Cost Planning Obligations

7.5.1   The Contractor shall:
(a)   regularly review the Approved Project Budget with the Owners
Representative;
(b) inform the Owners Representative if it becomes aware of any likely or actual cost overruns on the budget estimates for the Trade Contracts;
(c) identify and advise the Owners Representative of any potential cost savings in any of the Trade Contracts; and
(d) use all reasonable efforts to identify and advise the Owners Representative of the appropriate measures for ensuring that the total budgeted cost of the Project (as stated in the Approved Project Budget) is not exceeded.

7.6   Rights and Obligations Not Affected

7.6.1 No review or approval by the Owner or the Owners Representative of any one or more of the following will relieve the Contractor of its responsibility for preparing and implementing each of the following plans with such detail and content as may be reasonably required for the proper execution of the Project and to conform to the standards of care required by GC 3.3.3:
(a) the environmental procedures for implementing the Environmental Management Plan;
(b)   the Safety and Health Plan;
(c)   the Human Resources and Industrial Relations Plan;
(d)   the Quality Assurance Plan;
(e) Trade Contract provisions requiring Trade Contractors to comply with the Indigenous Peoples Plan; and
(f)   the Project Procedures Manual;

8.   SITE

8.1   Owner Site Information

8.1.1 The Contractor is entitled to rely upon the accuracy of the following information as provided by the Owner:
(a) Metallurgical test data, but not opinions or conclusions expressed in metallurgical test reports based on such data;
(b) Bore hole logs and geotechnical logs of test pits, but not opinions or conclusions expressed in documents containing such logs;
(c)   Hydrology reports;
(d)   Climatological data;
(e) Topographical surveys, except in those areas of the Site where facilities are to be located;
(f)   Concession boundaries;
(g)   Location and characteristics of existing electrical substation;
(h) Feasibility Study, subject to the Contractors obligations during the Project Definition Phase to review the Feasibility Study and make recommendations to the Owner regarding the sufficiency and reliability of information contained therein and any additional work that may be required, all to develop the detailed Project scope and Approved Project Budget for the Project Execution Phase.

8.1.2 Subject to GC 8.1.1, where the Owner has made available to the Contractor, whether before or after the Date of Contract, any information, data and documents of any kind:
(a) the Owner does not warrant, guarantee or make any representation about the accuracy or adequacy of any such information, data and documents made available to the Contractor; and
(b) unless expressly provided otherwise in this Contract, such information, data and documents do not form part of the Contract and GC

8.2 applies to the information, data and documents.

8.2   Contractors Acknowledgements

8.2.1   Subject to GC 8.1, the Contractor acknowledges and agrees:
(a)   that it did not in any way rely upon:
(i) any information, data, representation, statement or document made by or provided to the Contractor by the Owner or anyone on behalf of the Owner; or
(ii) the accuracy or adequacy of any such information, data, representation, statement or document, for the purposes of entering into the Contract, except to the extent that any such information, data, representation, statement or document forms part of the Contract;
(b) that it enters into this Contract based on its own investigations, interpretations, deductions, information and determinations.

9.   DESIGN

9.1   Preparation of Contract Material

9.1.1 Without limiting the obligations under Appendixes 2 and 7 of this Contract
(a) the Contractor shall develop and complete to the Owners and all applicable Mining Industry Standards and Prudent Industry Practice all Contract Material required for the completion of the Project and the Services; and
(b) Contract Personnel shall prepare the Contract Material and any other design drawings and specifications with appropriate professional qualifications.

9.1.2   The Contractor shall:
(a) give the Owners Representative for review two copies (or such other number of copies as directed by the Owners Representative) of all Contract Material (including amended versions) as soon as it is prepared and in any event no later than the time indicated in the then current approved Project Plan under GC 7.4 for the submission of the Contract Material to the Owners Representative;
(b) allow no fewer than fourteen (14) days, before the time indicated in the then current approved Project Plan under GC 7.4 for the issue of the Contract Material to subcontractors, suppliers or Trade Contractors, for the Owners Representative to review the Contract Material;
(c) not take any further steps in relation to any Contract Material which it has submitted to the Owners Representative, including issue of the Contract Material to subcontractors or Trade Contractors or commencing procurement of the construction of the part of the Project to which the Contract Material applies, unless the Owners
Representative has had no fewer than fourteen (14) days to review the Contract Material and has not rejected the Contract Material; and
(d) if any Contract Material is rejected, submit amended Contract Material to the Owners Representative for review, in which case this GC

9.1 will apply.

9.2   Review and Acceptance or Approval by Owner

9.2.1 Neither the Owner nor the Owners Representative undertakes any responsibility or duty of care to the Contractor to review, or in reviewing, the Contract Material for errors, omissions or compliance with this Contract.

9.2.2 No review of, comments upon, rejection of, or failure to review or comment upon or reject, any Contract Material prepared by the Contractor or any other direction by the Owners Representative about the Contract Material (provided the Contractor has not objected in writing to, and within a reasonable time after, such a direction) will:
(a) relieve the Contractor from, or alter or affect, the Contractors liabilities or responsibilities whether arising out of or in connection with the Contract or otherwise according to Applicable Laws; or
(b) prejudice the Owners rights against the Contractor under this Contract.

9.2.3 Without limiting but in addition to the provisions of GC 9.2.1 and GC 9.2.2, any review, acceptance, monitoring, approval or audit of any Contract Material or part of the Services by the Owner or Owners Representative shall not be interpreted or otherwise construed to be, an acceptance or approval of any Contract Material or part of the Services that is not in full conformance with all requirements of the Contract

9.3   Ownership of, and Intellectual Property Rights in, Contract
Material

9.3.1 Subject to GC 9.3.2, the title, property rights and ownership in and to all of the Contract Material shall immediately upon creation vest in the Owner without payment in respect therefor (other than amounts payable in accordance with GC 18 for Services rendered), and the Contractor hereby assigns to the Owner all Intellectual Property Rights (including future copyright), and waives all moral rights, in all Contract Material upon the creation of that Contract Material or, to the extent that any Intellectual Property Rights are not created at the time of the creation of the Contract Material, upon the later creation of the Intellectual Property Rights in that Contract Material. The Contractors waiver of moral rights include without limitation waiver of the right to the integrity of the Contract Material, waiver of the right to be associated with the Contract Material, waiver of the right to modify the Contract Material in any way, waiver of the right to prevent use of the Contract Material in association with any product, service, project or institution, and waiver of the right to restrain publication of the Contract Material throughout the world. The Owner shall at all times have the right to control, review and otherwise deal with all Contract Material, and to deliver it to third parties, without restriction. The Contractor shall, upon request from the Owner, do all such things and execute and deliver to the Owner all such documents and instruments as the Owner shall reasonably require in order to vest title, property rights and ownership in the Owner in accordance with the foregoing.

9.3.2 Subject to GC 9.3.3, the vesting of ownership, assignment and waiver of moral rights in GC 9.3.1 will not extend to components of the Contract Material:
(a) which have been developed by the Contractor for general use in the Contractors work or business and which have not been specially developed for the Project, or which comprise non-confidential and non-identifying information which is of general application in the Contractors services or business; or
(b) which consist of computer software developed by the Contractor for general use in the Contractors work or business which is not specific to the Project, and for which the cost of development has not been charged to the Owner.

9.3.3 To the extent the Contract Material contains any Intellectual Property Rights created prior to the Date of Contract or that were developed by the Contractor independently of the Project, the Contractor grants the Owner an irrevocable right and royalty free right to use the Intellectual Property Rights solely for the purpose of the Project, including any subsequent repairs to, maintenance or servicing of (including the supply of replacement parts), or additions or alterations to, the Project.

9.3.4 Subject to GC 9.3.2 and GC 9.3.3, the Contractor shall, if required by the Owner, do all further things necessary to assign
Intellectual Property Rights in the Contract Material to the Owner.

9.3.5 The Owner hereby grants to the Contractor a revocable, non-exclusive licence to use the Contract Material and the Owner
Documentation to the extent required to design the Project, procure the construction of the Project and perform any other Services. The
Contractor may sub-licence the Contract Material to its subcontractors where necessary for the performance of the Services.

9.3.6   The Contractor warrants that:
(a) the Contractor is able to assign the Intellectual Property Rights in Contract Material as described in GC 9.3.1 and GC 9.3.4;
(b) use by the Owner, or by another person at the direction or with the permission of the Owner, of Contract Material in accordance with this Contract will not infringe the Intellectual Property Rights of any third party or breach any Applicable Laws;
(c) neither the Owner, nor any other person acting at the direction or with the permission of the Owner, is liable to pay any third party any licence or other fee in respect of the use of Contract Material; and
(d) it will use all reasonable efforts to ensure all subcontracts and Trade Contracts will include terms which provide for the assignment of Intellectual Property Rights in the Contract Material to the Owner.

9.3.7 The Contractor shall indemnify the Owner against all costs, losses, damages or liability incurred or suffered by the Owner, arising out of or in any way in connection with, any actual or alleged infringement of any Intellectual Property Rights directly related to the use of Contract Material in accordance with this Contract.

9.3.8 If the Owner modifies or causes to be modified any Contract Materials, or uses or alters the Contract Materials for any other project there shall be no false attribution of such Contract Materials to the Contractor and the following shall apply:
(a) such Contract Materials as modified or used for other projects shall not be attributed to the Contractor unless the modifications are clearly delineated and clearly attributed to others; and
(b) the Contractor shall not be responsible for the use or application of such modified Contract Materials or use of such Contract Materials for other projects.

9.4   Keeping Contract Material Safe

9.4.1 The Contractor shall, and shall ensure its subcontractors, protect, keep safe and secure all documents, notes, reports, memoranda, materials, software, disks and all other media, articles and things provided by the Owner to the Contractor (including any Contract Material held by a subcontractor), including all Contract Material and the Owner Documentation.

9.5   Reproduction of Contract Material

9.5.1   The Contractor shall ensure that:
(a)   the Owner Documentation;
(b)   Contract Material; and
(c) anything else recording, containing, setting out, or making reference to the Project, is used, copied, supplied or reproduced only to the extent necessary for the purposes of performing the Services, unless the Contractor has obtained the prior written approval of the Owner to use it for any other purpose.

9.6   Return of Contract Material

9.6.1 Subject to GC 9.6.2, the Contractor shall, within seven (7) days after Final Acceptance (or such other period directed by the Owners Representative), provide or return (as the context permits) to the Owner:
(a)   all the Owner Documentation;
(b)   all Contract Material; and
(c) anything recording, containing, setting out, or making reference to the Project except as otherwise specified in a direction of the Owner's Representative.

9.6.2 Subject to the confidentiality provisions and requirements of Appendix 17 - Confidentiality Agreement, the Contractor may keep one set of the Contract Material referred to in GC 9.6.1 for its records as is consistent with good professional practice, but only for legal and archival purposes.

10. QUALITY OBLIGATIONS

10.1 Subcontracting

10.1.1 Subject to GC 10.1.2, the Contractor may enter into subcontracts for the vicarious performance of its obligations under this Contract.

10.1.2 The Contractor shall obtain the written approval of the Owners Representative before appointing a subcontractor (which for purposes of the Contract shall be deemed to include a subconsultant to the Contractor) to perform any part of its obligations under this Contract.

10.1.3 The Contractor shall manage the performance of each subcontractor to ensure the quality and timeliness of its performance meet the requirements of this Contract.

10.1.4 The Contractors obligations under this Contract are not lessened or otherwise affected by subcontracting the performance of those obligations.

10.1.5 The Contractor will ensure that any subcontractor or agent it engages in connection with this Contract complies with all of the relevant terms and conditions of this Contract. The Contractor shall be liable to the Owner for any act or omission of a subcontractor which would, if done or omitted (as the case may be) by the Contractor, comprise a breach of this Contract, as and to the same extent as if such act or omission of the subcontractor was done or omitted by the Contractor itself.

10.2 Re-performance of Non-Complying Services

10.2.1 If, at any time prior to the date that is two (2) years after the date that Industrial Completion has been achieved, the Owners Representative considers any part of the Services not to be in accordance with the Contract, or that any defect, deficiency or nonconformance exists in respect of the Services, the Owners Representative may direct the Contractor to re-perform that part of the Services or rectify that defect, deficiency or nonconformance and may specify the time within which this shall occur.

10.2.2 Subject to GC 10.2.1, the Contractor shall correct or re-perform any Services which do not comply with the requirements of this Contract or rectify any defect or deficiency in the Services so as to ensure compliance with the requirements of this Contract.

10.2.3 The Contractor acknowledges and agrees that it is not entitled to be reimbursed (under this Contract or otherwise) for any costs incurred by it in performing its obligations under this GC 10.2 to the extent caused or contributed to by a breach of the standard of care set out in GC 3.3.3 or by any other failure to comply with a requirement of the Contract.

10.2.4 The Owner may have the correction or re-performance of the non-compliant Services, or rectification of any defect, deficiency or non-conformance in respect of the Services carried out by others at the Contractors cost if:
(a)	the Owner has directed the Contractor to correct, re-perform or rectify those matters in accordance with GC 10.2.1 within a reasonable period of time (being not less than seven (7) days) as stated in that direction; and
(b)	the Contractor has failed to correct, re-perform or rectify
those matters within that period, or where it is impossible to do so within that time despite all due diligence, to promptly commence such correction, re-performance or rectification as is reasonably possible within that time, and provide a reasonable schedule for the completion thereof.

10.2.5 The Owners costs under GC 10.2.4 will be a debt due and payable by the Contractor to the Owner.

11. LABOUR AND INDUSTRIAL RELATIONS

11.1 General

11.1.1 The Contractor shall take steps consistent with the standard of care set out in GC 3.3.3 to mitigate and avoid labour disputes and disruptions at the Site and at any manufacturing facilities or places of work of the Trade Contractors.

11.2 Open Site

11.2.1 The Contractor acknowledges and agrees that some or all Trade Contractors and some or all Other Contractors employed by the Owner and their subcontractors working at the Site or on the Project may be union or non union and that the Contractors Human Resources and Industrial Relations Plan for the Project is required to set out all reasonable steps required to maintain labour peace at all times on the Site and on all parts of the Project. The Contractor shall carry out the Services in such a manner that is intended to avoid labour problems, work stoppages or other labour disputes that might delay or increase the cost of the Project.

11.2.2 Whenever the Contractor has knowledge that any actual or probable labour dispute is delaying or may threaten to delay the timely completion of the Services or the Project, the Contractor shall promptly give Notice thereof to the Owners Representative, including all relevant information with respect to such labour dispute or potential dispute.

11.3 Trade Contracts

11.3.1 The Contractor shall include in the Trade Contracts placed by Contractor appropriate contractual provisions that will minimize and avoid labour disputes, disruptions, strikes, picketing and legal or illegal work stoppages in relation to the Project.

11.4 Additional Requirements for Personnel on Site

11.4.1 The Contractor shall, at all times, take all reasonable precautions to prevent any unlawful, riotous or disorderly conduct by or among its employees or any workers of any Trade Contractors, and to protect persons and property in the vicinity of the Site from the same.

11.4.2 The Contractor shall remove, or cause to be removed, anyone present on Site who is impaired by alcohol or drugs.

11.5 Report of Contractors Personnel and Equipment

11.5.1 The Contractor shall, if and when required by the Owner, deliver to the Owner a report in detail, in such form and at such intervals as the Owner may reasonably prescribe, showing both the total number of Contract Personnel (including supervisory and management personnel) engaged by or through the Contractor in the performance of the Services.

12. PROCUREMENT

12.1 Tenders for Trade Contracts

12.1.1 The Contractor shall:
(a)	make recommendations to the Owner's Representative regarding the tender list for each Trade Contract and finalise each tender list in consultation with the Owner's Representative in accordance with the relevant procedure in the Project Procedures Manual or the Comprehensive Procurement Strategy or both, so that it only includes tenderers approved by the Owner's Representative;
(b)	prepare the tender documentation (including finalising the
specifications and drawings) for each Trade Contract (using the Project-developed conditions of tender and contract prepared by the Contractor and approved by the Owner) and ensure that they comply with the Owner's requirements (including, in particular, those set out in the Scope of Services);
(c)	submit the tender documentation it prepares to the Owner's
Representative for review in a manner and at a rate which will give the Owner's Representative a reasonable opportunity (and in any event no fewer than fourteen (14) days) to review that tender documentation before it is issued to tenderers;
(d)	if any tender documentation is rejected by the Owner's
Representative within the period stated in GC 12.1.1(c) submit amended tender documentation to the Owner's Representative, in which case
GC 12.1.1(c) will reapply;
(e)	not issue any tender documentation to the tenderers for each Trade
Contract unless the tender documentation has been submitted to the Owner's Representative and the Owner's Representative has had the period stated
in GC 12.1.1(c)) to review the tender documentation and has not rejected the tender documentation;
(f)	prepare sufficient copies of the finalised tender documentation for each Trade Contract for tendering; and
(g)	issue the tender documentation in accordance with this GC 12.1.1 to all approved tenderers.

12.1.2 Unless the Owners Representative otherwise consents in writing, the Contractor shall obtain a minimum of three competitive tenders for each Trade Contract, including from any prospective tenderers nominated by the Owner.

12.1.3 The Contractor shall:
(a) keep the Owners Representative informed of any pre-tender meetings;
(b) provide to the Owners Representative copies of all correspondence from and to tenderers for the Trade Contracts; and
(c) have a representative in attendance at the opening of all tenders for the Trade Contracts.

12.1.4 The Contractor warrants to the Owner that neither the Contractor (nor any Affiliated bodies corporate, as defined by the Canada Business Corporations Act, of the Contractor) will tender for any of the Trade Contracts unless the Contractor has obtained the prior written approval of the Owner.

12.1.5 The Contractor shall:
(a)   analyse all tenders submitted by tenderers for the Trade
Contracts;
(b) prepare a report recommending to the Owner the most suitable tenderer for each Trade Contract;
(c) recommend, if necessary, that negotiations be entered into with any preferred tenderer; and
(d) provide to the Owner for its consideration the actual tender prices for all Trade Contracts and how they compare with the cost estimates for the Trade Contracts in the Project Cost Estimate and the Approved Project Budget.

12.1.6 The Contractor shall review the scope of work, specifications, drawings, schedule and other provisions of the Trade Contracts before they are awarded to ensure they are complete, free of errors and omissions, and are coordinated with the specifications, drawings, schedule and other provisions of other Trade Contracts, all to minimize errors, omissions and conflicts within a Trade Contract and between Trade Contracts. The Contractor shall notify the Owner of any errors, omissions, defects or conflicts with the documents of a Trade Contract or between the documents of that Trade Contract and those of other Trade Contracts promptly upon first becoming aware of such errors, omissions, defects or conflicts to mitigate against delays to Trade Contractors and to mitigate against changes and delays under Trade Contracts for which the Trade Contractors may be entitled to additional compensation or extensions of time from the Owner.

12.2   Warranties From Trade Contractors

12.2.1 The Contractor and Owner will agree upon the general warranties and guarantees to be obtained from Trade Contractors. The Contractor shall use all reasonable efforts to obtain comprehensive warranties from Trade Contractors that are at least as favourable and preferably more favourable to the Owner than such general warranties and guarantees. Warranties and guarantees under Trade Contracts shall be for not less than twelve (12) months from Industrial Completion unless the Owner for a specific Trade Contract otherwise agrees in writing to a shorter warranty period of time. The Contractor shall take or cause to be taken all action necessary to fully engage and validate any and all warranties and guarantees by Trade Contractors, and shall require Trade Contractors, at their sole expense, to fulfill their warranty and guarantee obligation in their Trade Contracts.

12.3   Trade Contract Payment

12.3.1 The Contractor shall:
(a) upon receipt of each payment claim under a Trade Contract to be adminiated by Contractor, review the claim, and:
(i) for any claim greater than $20,000, notify in writing the Owners Representative of the claim immediately upon receipt of the claim; and
(ii) for all claims, advise the Owners Representative of the results of the Contractors review within seven (7) Business Days of receipt of such claim;
(b) at intervals of not more than one (1) month, submit to the Owner a statement of progress claims made under Trade Contracts during the period of the statement containing full and true particulars of all such claims; and
(c) subject to receiving from the Owner particulars of payments made by the Owner, include with each statement particulars as to what sums of money have been paid and the dates on which such payments were paid under each Trade Contract.

12.3.2 The Owner shall make timely payment as required under each Trade
Contract.

12.4   Contract Dispute Resolution

12.4.1 In the event that a party to a Trade Contract invokes any dispute resolution provisions or notifies the Contractor or the Owner of an intention to commence any dispute resolution proceedings, the Party notified shall immediately notify the other Party.

12.4.2 In the event of any such notification the Party giving Notice shall advise the other Party of the facts and circumstances of the dispute known to the Party giving the Notice and endeavour as far as reasonably possible to participate in and achieve on behalf of the other Party a prompt settlement or other resolution of the dispute subject to the directions of the Party who may ultimately be responsible for the payment of any monies awarded in the dispute resolution proceeding.

12.5   Owners Procurement Process

12.5.1 The Contractor shall procure all works and services in accordance with the Owners internal process for obtaining financial approval and Governmental Authority to place orders and contracts.

12.5.2 The Contractor shall prepare the following for all Trade Contracts, including for the placing of orders for supply or installation of equipment:
(a)   full technical and scope specifications including:
(i) extent, presentation and timing of data to be submitted for review;
(ii) procedures to be incorporated for outages. These shall be shown as discrete activities on the Trade Contractors construction schedule and on the Project Schedule;
(iii)   inspection and test plans and acceptance requirements;
(iv)   documentation to be submitted with each completed order;
(v)   recommendations for spare parts;
(vi)   assistance and advice with installation and Commissioning;
(vii)   quality assurance requirements;
(viii) description of the work defining the extent of the activities and responsibilities required of the supplier or contractor; and
(ix) technical requirements by way of drawings, specifications, and data sheets;
(b)   the terms and conditions of Trade Contracts;
(c)   the purchase order letter; and
(d)   any other documentation advised by the Owners Representative.

12.6   Comprehensive Procurement Strategy

12.6.1 The obligations of the Contractor under this GC 12 are in addition to any other obligation required to be performed by the Contractor under the Comprehensive Procurement Strategy.

13.   TESTING, COMMISSIONING AND PERFORMANCE TESTING

13.1   Performance Testing and Performance Guarantees

13.1.1 From and after Industrial Completion, the Parties will cooperate with each other to schedule and conduct all Performance Tests within a reasonable period of time and in accordance with Appendix 5
Performance Guarantees, and to minimize disruption to commercial operation of the Facility.

14.   TIME

14.1   Risk of Delay and Disruption and Resultant Increased Costs

14.1.1 Subject to Appendix 6, and the Contractors entitlement to the Hourly Remuneration and Eligible Disbursements, the Contractor will have no entitlement to make any Claim for any costs, losses, damages or liabilities incurred or suffered by the Contractor arising out of or in any way in connection with delays or disruptions in the Project Schedule (including for damages for breach of contract).

14.2   Extensions of Time

14.2.1 The Contractor is entitled to an extension of time to the Date for Industrial Completion (and a Change Order or Change Directive in respect thereof) if, and only if:
(a)   the Contractor gives Notice to the Owners Representative:
	(i) of the fact or likelihood of delay not later than fourteen (14) days after the Contractor becomes (or, acting in accordance with the standard of care set out in GC 3.3.3 ought to have become) aware of the commencement of the cause of the delay; and
	(ii) provides details of the cause of delay and how, in the reasonable opinion of the Contractor, Industrial Completion is likely to be delayed;
(b)   the Contractor gives the Owners Representative, within twenty-one
      (21) days after the cessation of the cause of delay:
	(i) a written claim for extension of time specifying the number of days claimed;
	(ii) details (to the extent known) of why the cause of the delay actually caused the delay, including a statement of the facts and the provisions of this Contract on which the claim is based;
	(iii)   detailed evidence in satisfaction of the requirements of GC
	14.2.1(c); and
	(iv)   all other information reasonably required by the Owners
	Representative;
(c) the Contractor reasonably satisfies the Owners Representative, in the Contractors claim under GC 14.2.1(b)), that:
(i) Industrial Completion has actually been delayed, in a manner which will prevent the Contractor from achieving Industrial Completion by the Date for Industrial Completion;
(ii) the delay is demonstrable on an assessment of the critical path on the network of the currently approved revision of the Project Plan submitted pursuant to GC 7.4 or (where applicable) such Project Plan as subsequently varied in accordance with a previous extension of time pursuant to this GC 14.2;
(iii) the delay is caused or contributed to by one of the following, but only to the extent of such cause or contribution:
(A) breach by the Owner of this Contract or any other act or omission of the Owner or the Owners Representative, other than an act or omission
	authorized by this Contract (other than a variation to the Services referred to in GC 14.2.1(c)(iii)(B) or a suspension referred to in GC 14.2.1(c)(iii)(D);
(B)   a variation to the Services directed under GC 15;
(C)   an Event of Force Majeure;
(D) the suspension of the execution of the Services pursuant to a written direction given under GC 16, unless that direction was given as a result of a breach by the Contractor of its obligations under the Contract; or
(E) subject to GC 14.3.2(a), anything else beyond the reasonable control of the Contractor.

Without limitation, the times within which the Notice and the claim shall be given under GC 14.2.1(a)(i) and GC 14.2.1(b) are conditions precedent to any entitlement in the Contractor to an extension of time which shall be strictly complied with.

14.3   Determination of Extension of Time Claims

14.3.1 The Owners Representative shall, within a reasonable period of time of receiving a claim under GC 14.2.1(b) that complies with GC 14.2.1(c), give the Contractor:
(a) Notice of the reasonable extension of time which is granted and the new Date for Industrial Completion or Milestone Dates or both; or
(b)   if no extension is given, Notice of that decision.

14.3.2 The Contractor will not be entitled to an extension of time to the extent that:
(a) the delay has been caused or contributed to by the failure of the Contractor to take all reasonable measures to preclude the occurrence or minimise the extent and consequences of the delay, including such measures as rescheduling, reprogramming, expediting and adjusting the sequence of activities;
(b)   the Contractor is delayed by any cause of delay not referred to in GC 14.2.1(c)(iii), to the extent that the delay experienced exceeds the extension to which the Contractor would be entitled under GC 14.2.1(c)(iii) had the other event not occurred; or
(c) subject to GC 14.3.2(b), the delay is caused by, arises out of or contributed to by:
(i)   an act or omission of the Contractor; or
(ii) any other event, fact, matter or circumstance not referred to in GC 14.2.1(c)(iii).

15.   CHANGES, CHANGE DIRECTIVES AND CHANGE ORDERS

15.1.1 The Owner may at any time authorize or direct a Change to the Project or the Scope of Services (provided that that any Change to the Scope of Services under this GC 15 shall be limited to engineering, procurement, construction management, construction supervision, Commissioning or other professional services which are consistent or compatible with the warranties in GCs 3.3 and the representations in GC 25.1.1) by Change Order or Change Directive, as applicable. If the Change requires the omission of any of the Services, the Owner may have the omitted Services carried out by others.

15.1.2 If the Owner wishes to make a Change to the Facility or the Scope of Services (or if the Contractor is entitled to a Change Order pursuant and subject to GC 14), the Owners Representative shall discuss same with the Contractors Representative in advance. The Contractor will promptly when called for by the Owner provide the Owner with a draft budget and scope of services for the proposed Change, details of the requested extension of time to the Date for Industrial Completion, and any other obligation of the Contractor under this Contract that is necessarily affected by the proposed Change, all in such detail as the Owner may require. If the Parties agree to the Change, they shall execute a Change Order confirming the Change. If the Parties do not reach agreement on all matters needed to document the Change by Change Order, the Owner may direct the Change by issuing a Change Directive to the Contractor. The Parties will, as soon as reasonably practicable, thereafter, will attempt to reach agreement on the Change and convert the Change Directive to a Change Order.

15.1.3 If the Contractor and Owner fail to agree on everything required to convert the Change Directive to a Change Order, the Contractor shall nevertheless promptly proceed with implementation and performance of the Change Directive. If the Contractor is of the opinion that implementing the Change Directive may impair its ability to meet the Performance Guarantees, or impair its ability to earn the Performance Incentives to which pursuant to Appendix 6 Compensation it may be entitled to receive for meeting the Date for Industrial Completion or the Approved Project Budget, or cause it to be in breach of any Applicable Laws, requirements of Governmental Authorities or requirements of any Permits, Licences and Approvals, or cause either Party to be in breach of its obligations under GC 33.7 or any other provision of this Contract, then the Contractor shall within seven (7) days after receipt of the Change Directive give Notice to the Owner of same, which shall then constitute a dispute to be resolved pursuant to GC 29. Failure of the Contractor to provide Notice as aforesaid within such seven (7) day period shall constitute acceptance by the Contractor that the Change Directive does not impair its ability to meet the Performance Guarantees, or cause it to be in breach of any Applicable Laws, requirements of Governmental Authorities or requirements of any Permits, Licences and Approvals, or cause either Party to be in breach of its obligations under GC 33.7.

15.1.4 If the Contractor receives a Change Order or Change Directive, it shall perform its obligations under this Contract in accordance with the varied Scope of Services.

15.1.5 The Owner, at its discretion, in respect to any one or more Change Orders or Change Directives may require the Contractor to record and invoice all charges against one or more Change Orders or Change Directives against separate, different project or reference numbers. If so, the Contractor shall comply with such requirement, provided that if compliance is not reasonably practicable, the Contractor shall advise the Owner.

15.1.6 For any additional Services it is required to perform pursuant to a Change Order or Change Directive, the Contractors only entitlement for additional compensation is as determined in accordance with and subject to Appendix 6 Compensation.

16.   SUSPENSION

16.1   Notice to Suspend

16.1.1 The Owner may at any time give a written direction to the Contractor to suspend the performance of all or any part of the Services.

16.1.2 If the Contractor receives a direction from the Owner under GC 16.1.1, the Contractor shall immediately suspend the performance of that part of the Services.

16.2   Resumption

16.2.1 The Owner may at any time give a written direction to the Contractor to resume the performance of that part of the Services which has been suspended.

16.2.2 If the Contractor receives a direction under GC 16.2.1 the Contractor shall promptly resume the performance of that part of the Services which has been suspended.

16.3   Compensation

16.3.1 Subject to GC 16.4.2, the Owner will pay the Contractor compensation for the suspension of the Services on such basis as the Parties may agree or, failing agreement, such reasonable cost as the Owners Representative determines to compensate the Contractor for:
(a) keeping its personnel and subcontractors on standby (to the extent stated in the Notice referred to in GC 16.1.1); and
(b) the mobilization and demobilisation of the Contractors personnel and subcontractors, and equipment (if any).

16.4   Termination

16.4.1 Subject to GC 16.4.2, if a suspension of the performance of a part of the Services which is the subject of a direction under GC
16.1.1 continues for more than six (6) months:
(a) the Contractor may give a Notice to the Owner requiring the Owner to give a direction to the Contractor under GC 16.2.1 to resume performance of that part of the Services; and
(b)   if the Owner fails to give a direction to the Contractor under GC
16.2.1) within thirty (30) days of receiving the Contractors Notice under GC 16.4.1(a), the Contractor:
	(i) may terminate this Contract by giving seven (7) days Notice to the Owner;
	(ii) will be entitled to be paid in accordance with GC 16.3 for the part of the Services performed in the relevant period up to the date of termination or the date the Contractor ceased to perform the Services; and
	(iii) acknowledges and agrees that it is not entitled to make any other Claim against the Owner except as otherwise provided in this Contract.

16.4.2 If the Owner gives a direction under GC 16.1.1 as a result of a breach by the Contractor of its obligations under this Contract, the Contractor is not entitled to:
(a)   terminate this Contract under GC 16.4.1(b)(i); or
(b)   make any other Claim.

17.   EVENTS OF FORCE MAJEURE

17.1   Events of Force Majeure

17.1.1 Subject to the provisions of GC 17.6, for purposes of this Contract an Event of Force Majeure shall mean any circumstance described in GC 17.2 that is not within the reasonable control, directly or indirectly, of the Party affected, but only if and to the extent that:
(a) such circumstance, despite the exercise of all reasonable due diligence, cannot through the exercise of all due diligence be or be caused to be prevented, avoided or removed by such Party;
(b) such circumstance adversely affects (in cost and/or time) the ability of the Party affected to perform its obligations under the Contract, and the Party affected has taken all reasonably practicable precautions, due care and reasonable alternative measures in order to avoid the effect of such circumstance on the Partys ability to perform its obligations under the Contract (such reasonably practicable precautions, due care and reasonable alternative measures to be no less than the other Party would take in similar circumstances if they were to its account);
(c) such circumstance is not the direct or indirect result of the failure of the Party claiming force majeure to perform any of its obligations under the Contract or is not the direct or indirect result of the fault or negligence of such Party; and
(d)   such Party has given the other Party Notice in accordance with GC
17.4. Provided, however, that lack of financial capacity, inability of a Party to pay, and an event that results from a lack of financial capacity or inability of a Party to pay, shall not constitute an Event of Force Majeure.

17.2 Instances of Force Majeure

17.2.1 Subject to the provisions of GC 17.1 and GC 17.6, the following events that occur during the performance of the Services shall constitute Events of Force Majeure:
(a)	acts of war (whether war be declared or not), acts of the
public enemy, or acts of foreign enemies;
(b)	public disorders, insurrection, rebellion, revolution,
terrorist acts, sabotage, riots or violent demonstrations or any other protests against political actions;
(c)	explosions, fires or floods not caused by or attributable
to the Contractor;
(d)	floods, earthquakes or other natural calamities or acts of
God;
(e)	strike or lockout or other industrial labour action or
disruption (including unlawful but excluding lawful strikes or lockouts or other industrial labour action or disruption by the Contractor's employees against the Contractor that are limited in scope to the Contractor and its employees) which have national, provincial, regional or state-wide application, affect the performance of the Services, and last for more than seven (7) consecutive calendar days in the aggregate;
(f)	any action or failure to act within a reasonable time without justifiable cause by any Governmental Authority (including any action or failure to act within a reasonable time without
justifiable cause by any duly authorized agent of any such Governmental Authority), including the denial of or delay in without justifiable cause the granting of any land tenure, licences, other licences, consents, approvals, or rights, including the Permits, Licences and Approvals upon due application and diligent effort by the Party to obtain same, or the failure once granted to remain without justifiable cause in full force and effect or to be renewed on substantially similar terms;
(g)	protests, environmental protest, and other civil disobedience or disturbance;
(h)	injunctions not caused by any breach of this Contract by the
Contractor; and
(i)	any other event beyond the reasonable control of a Party,
provided that such event was not reasonably foreseeable and did not result from any error, omission, negligence, neglect, or fault of the Party or of anyone for whom the Party is responsible under the Contract.

17.3 Effect of Event of Force Majeure

17.3.1 Subject to GC 17.4 and GC 17.6, no failure or omission to carry out or observe any of the terms, provisions, or conditions of the Contract shall give rise to any claim by either Party against the other Party, or be deemed to be a breach or default of the Contract provided that Notice of the Event of Force Majeure is delivered within the time limits specified in GC 17.4 by the Party claiming an Event of Force Majeure.

17.3.2 Provided that a Party provides Notice of an Event of Force
Majeure in accordance with GC 17.4, the time for performing obligations under the Contract will be extended for Force Majeure Days in accordance with GC 14.2 and GC 14.3.

17.4 Notice of Event of Force Majeure

17.4.1 If either Partys ability to perform its obligations under the Contract is affected by an Event of Force Majeure, such Party shall as soon as reasonably possible (but in any event within seven (7) days) following the date any Event of Force Majeure has been discovered or would have by a reasonable person in the same position been discovered, give Notice to the other Party stating such date and the nature of the Event of Force Majeure, its expected duration and effect upon the performance of such Partys obligations, and any action being taken to avoid or minimize its effect. The burden of proof shall be on the Party claiming an Event of Force Majeure pursuant to this GC 17.4.

17.5 Period of Suspension for and Mitigation of Event of Force Majeure

17.5.1 The suspension of performance due to an Event of Force Majeure shall be of no greater scope and no longer duration than the delays necessarily resulting from the effect of the Event of Force Majeure.
The affected Party:
(a)	shall make all reasonable efforts to prevent and reduce to a minimum and mitigate the effect of any delay occasioned by any Event of Force Majeure including recourse to alternate acceptable sources of labour, services, equipment and materials; and
(b)	shall use all reasonable efforts to resume normal performance of its obligations under the Contract after the termination of any Event of Force Majeure and shall perform its obligations to the maximum extent practicable.

When the affected Party is able to resume performance of its obligations under the Contract, that Party shall give the other Party Notice to that effect.

17.5.2 If there is an Event of Force Majeure involving any Vendor, then the Contractor shall use reasonable efforts to determine whether it is advisable to find alternate Vendors acceptable to the Owner without materially increasing the cost or schedule, and shall provide its recommendations to the Owner taking into account the overall Project Schedule and Approved Project Budget.

17.5.3 The Contractor shall include in all Trade Contracts, including with Vendors, reasonable provisions that mitigate the delay and additional costs that will be incurred by the Owner if such Vendor or other Trade Contractor claims an Event of Force Majeure under their Trade Contract.

17.6 Certain Events Not to Comprise Events of Force Majeure

17.6.1 Notwithstanding anything to the contrary under any provision of the Contract, and in particular and for clarity notwithstanding any other provision of this GC 17, the following shall not constitute an Event of Force Majeure and shall not excuse any obligations of either Party that arose before the occurrence of an Event of Force Majeure causing the suspension of performance:

(a)	the obligation to pay money in a timely manner for
obligations and liabilities that matured prior to, during or after the occurrence of an Event of Force Majeure;
(b)	late delivery of equipment, materials, supplies, tools,
or other items caused by negligent or wilful acts or omissions on the part of the Contractor or any of its subcontractors,
except to the extent resulting from damage or destruction of such equipment, materials, supplies, tools or other items;
(c)	late delivery of equipment, materials, supplies, tools, or
other items to the extent caused by the failure of the Contractor to properly perform the Services in accordance with the
requirements of the Contract;
(d)	late performance by the Contractor caused by the
Contractor's failure to engage qualified personnel, subconsultants and subcontractors, or to hire an adequate number of personnel or labour;
(e)	submission by the Contractor of submittals for review by
the Owner at a time later than that indicated in the schedule for submittals agreed to by the Contractor and Owner, unless such late submission is itself caused by an Event of Force Majeure;
(f)	delays resulting from adverse weather and other environmental conditions which, based on all available historical records or on a reasonable knowledge of the location of the Site, are consistent with those which ought reasonably to have been anticipated for the
Site;
(g)	delays resulting from unsuitable surface, subsurface, ground, or groundwater conditions which were known or should have been reasonably anticipated by the Contractor or any other contractor with previous experience working in or near the location of the
Site; and
(h)	equipment failure due to some fault, neglect or negligence
of the Contractor, including failure to adhere to or requiring
Trade Contractors to adhere to the manufacturer's recommendations in relation to packing, shipping, unpacking, storing, installation, operation or maintenance.

17.7 Contractor to Follow Owners Instructions

17.7.1 The Owner may, by Change Directive or Change Order, require the Contractor to undertake those specific actions identified in the Change Directive or Change Order as the Contractor can reasonably initiate to remove or relieve either the Event of Force Majeure or its direct or indirect effects on the Owner.

17.8 Contractor Responsible for Negligence

17.8.1 Damages or injuries to persons or properties resulting from an Event of Force Majeure during the performance of the obligations provided for in the Contract shall not relieve the Contractor of the responsibility to bear the cost of the damage or injuries caused by the Contractors negligence or misconduct to the extent such costs are not covered by insurance procured by the Owner pursuant to Appendix 11 Insurance, but only to the extent that the Contractor would otherwise have been liable for such damages or injuries under the Contract.

17.9 Costs Due to Events of Force Majeure

17.9.1 Each Party will be responsible for its own costs in relation to, resulting from or arising out of an Event of Force Majeure.

17.9.2 If physical damage occurs due to an earthquake or a flood (provided the flood or the flood damage is not caused by, attributable to or increased by the actions or inactions of the Contractor) or any other Event of Force Majeure, then the Owner will be responsible for the payment of any deductibles under the insurance required to be procured by the Owner pursuant to Appendix 11 Insurance.

17.9.3 Except as provided in GC 17.9.2, no additional compensation will be paid by the Owner to the Contractor for the effect of or delay due to an Event of Force Majeure.

17.10 Contractors Sole and Exclusive Remedy

17.10.1 The Contractors sole and exclusive remedies for the occurrence of an Event of Force Majeure shall be those set forth in GC 17.3, GC
17.5 and GC 17.9.

18. COMPENSATION

18.1 Owners Payment Obligations

18.1.1 The Owner will, subject to GC 18.14 and other provisions of the Contract (including any other right to set off which the Owner may have under the Contract), pay the Contractor in accordance with and subject to the provisions of Appendix 6 Compensation and the Contract.

18.1.2 Notwithstanding any other provision of the Contract, in no event shall the Contractor invoice for or be paid for time expended by its Contract Personnel in the correction or re-performance of any part of the Services required due to errors, omissions, defects or deficiencies in the Services performed by the Contractor and that appear prior to and during the expiry of the warranty period(s) under the Contract applicable to the Services.

18.1.3 The Contractor shall ensure that accurate and detailed daily time sheets are kept and maintained by all Contract Personnel, indicating clearly the name of the person, the hours spent and a reasonably descriptive narrative of the work performed, appropriately coded to allow proper and accurate recording of Project costs and verification by the Owner that the time was reasonable and expended on the performance of the Services.

18.1.4 The compensation as specified in Appendix 6 Compensation shall constitute the Contractors sole and exclusive entitlement to payment from the Owner in respect of the performance of the Services.

18.2 Payment Advances by Owner

18.2.1 On or before the twenty-first day of each calendar month, or such other time as may be mutually agreed, the Contractor shall submit to the Owner in writing an estimate of the Fee, Hourly Remuneration and Eligible Disbursements reasonably anticipated to be charged during the succeeding calendar month, supported by such details as the Owner may reasonably require to substantiate and verify the reasonableness of the estimate. If the Owner disagrees with the amount of the estimate, the Contractor and Owner shall promptly discuss the estimate and arrive at an agreed amount for the estimate (the Payment Advance). On or before the end of each month, the Owner shall transfer to the Contractors trust account an amount equal to the agreed Payment Advance for the next month, and advise the Contractor of the deposit by telephone, email or facsimile by no later than noon on the last day of the month (or on the next business day if the last day of the month is not a business day).

18.2.2 The Payment Advance shall be held by the Contractor in a separate trust account (the Trust Account) to secure payment of its Fee, Hourly Remuneration and Eligible Disbursements incurred in the month for which the Payment Advance is made. The Contractor is not entitled to and shall not transfer any part of that Payment Advance from the Trust Account to its own use and account until after such time as it has received a payment statement from the Owner issued pursuant to GC 18.8, and then only in the amount approved for payment by the Owner in such payment statement.

18.2.3 If, at the end of any month, the payment statement for that month differs from the Payment Advance made for the month, the difference shall be reconciled and taken into account in determining the amount of the Payment Advance for the next ensuing month.

18.3 Electronic Funds Transfer

18.3.1 The Owner will make payment to the Contractor by electronic funds transfer into the Contractors bank account.

18.4   Time For and Format of Application for Payments

18.4.1 Subject to GC 18.10, the Contractor shall give the Owners Representative an invoice for payment on account of the Fee, Hourly Remuneration and Eligible Disbursements and any other amounts payable by the Owner to the Contractor under the Contract (Application for Payment):
(a) within fifteen (15) calendar days after the end of the month in which the Services that are the subject of the Application for Payment were rendered or expended, as applicable, and in the case of the application for final payment within the period required by GC 18.11;
and
(b) in the format approved in writing by the Owners Representative which shall as a minimum:
	(i) set out the amounts that the Contractor asserts are payable to the Contractor in accordance with the Contract;
	(ii) detail the relevant period of the Services for the Application for Payment;
	(iii) describe in detail the part of the Services performed during the relevant period for the Application for Payment;
	(iv)   set out amounts paid previously under the Contract;
	(v) provide an individual reference number for the Owner to quote with remittance of payment; and
	(vi)   include any other information directed by the Owners
	Representative.

18.5   Additional Matters

18.5.1 In addition to the requirements of GC 18.4.1(b), the Contractor shall, unless directed otherwise by the Owners Representative, include in each Application for Payment:
(a) the price relating to the Services, broken down to reflect the basis upon which the Fee is calculated:
(b)   the name of the Project;
(c)   the name of the Site; and
(d)   the name of the Owners Representative.

18.5.2 The Owners Representative may, prior to the time it is required to issue a payment statement under GC 18.9, request any additional information from the Contractor in respect of its Application for Payment.

18.6   Contractor Warranty

18.6.1 By making an Application for Payment, the Contractor represents and warrants to the Owner that:
(a) the Contractor has performed the Services which are the subject of the Application for Payment;
(b) the Contractor is not aware of any mistakes or omissions in the Services that would require the Contractor to re-perform the Services that are included in the Application for Payment;
(c) any remuneration and other amounts due and payable by the Contractor to any of its employees by Applicable Laws or under an industrial instrument in respect of the Services have been paid, except holdbacks and amounts properly retained in accordance with Applicable Laws or amounts that are the subject of a bona fide dispute;
(d) its subcontractors have been paid all amounts due and payable to them for work or services performed or material supplied by them in respect of the work or services which were the subject of the Application for Payment and which are included in the Application for Payment or any previous Application for Payment, except holdbacks and amounts properly retained in accordance with Applicable Laws or amounts that are the subject of a bona fide dispute; and
(e)   subject to any Claims that may have arisen within the fourteen
(14) day period prior to the Payment claim, the Contractor is not aware of any Claim against the Owner which is not identified in the Application for Payment or in an earlier Application for Payment or Notice of which has not been previously given to the Owner.

18.7   Incomplete Application for Payments

18.7.1 Should any Application for Payment (including any Application for Payment submitted under GC 18.7.2) not contain the information required under GC 18.4.1(b) and GC 18.5, the Owners Representative may:
(a) complete the missing details and assess the Application for Payment in accordance with GC 18.8; or
(b) return the incomplete Application for Payment to the Contractor and notify the Contractor that GC 18.7.2 applies.

18.7.2 Where the Owners Representative returns an incomplete
Application for Payment to the Contractor, the Contractor shall submit a Application for Payment that complies with GC 18.4.1(b) and GC 18.5 within the time notified by the Owners Representative or, where no time is notified, within forty-eight (48) hours.

18.8   Payment Statement

18.8.1 Within ten (10) business days of receipt of:
(a)	a Application for Payment under GC 18.4.1(a);
(b)	the information described in GC 18.5.1; and
(c)	any additional information requested by the Owner's Representative pursuant to GC 18.5.2;

the Owners Representative will give the Contractor on behalf of the Owner a payment statement which states:

(d) the value of the work carried out by the Contractor in accordance with this Contract as at the date of the Application for Payment;
(e)   the amount already paid to the Contractor;
(f) the amount the Owner is entitled to retain, deduct, withhold or set off under the Contract;
(g) the amount (if any) which the Owners Representative believes to be then payable by the Owner to the Contractor on account of the Contract and otherwise under this Contract and which the Owner proposes to pay to the Contractor; and
(h) if the amount in GC 18.8.1(g) is less than the amount claimed in the Application for Payment:
	(i) the reason why the amount in GC 18.8.1(g) is less than the amount claimed in the Application for Payment; and
	(ii) if the reason for the difference is that the Owner has retained, deducted, withheld or set off payment for any reason, the reason for the retention, deduction, withholding or setting off.

18.8.2 The Owners Representative may issue a further payment statement correcting any error discovered in any previous payment statement or modifying any previous payment statement issued by it, including but not limited to, as a result of information received from the Contractor pursuant to GC 18.5.

18.8.3 If the Contractor fails to make an Application for Payment in accordance with the Contract, the Owners Representative may nevertheless issue a payment statement under GC 18.9.1.

18.9   Payment

18.9.1 Subject to GC 18.10 and GC 18.13, within thirty (30) days after the end of the month in which a payment statement is issued pursuant to GC 18.8, the Owner will pay to the Contractor or the Contractor shall pay to the Owner, as the case may be, the amount shown in the payment statement as due to the Contractor or to the Owner as the case may be.

18.9.2 A payment made pursuant to the Contract:
(a) will not prejudice the right of either Party to dispute whether the paid amount is the amount properly due and payable;
(b)   will not be evidence of the value of the Services;
(c) will not be evidence that the Services has been executed satisfactorily; and
(d)   will not be an admission of liability on the part of the Owner.

18.10   Conditions Precedent to Entitlement to Payment

18.10.1 After the Date of Contract, if at the time that the Contractor submits a Application for Payment under GC 18.4, the Contractor has not:
(a)   [Intentionally deleted];
(b) effected the insurance required by GC 23.1 and (if requested) provided evidence of this to the Owners Representative, or allowed such insurance to lapse;
(c)   paid all subcontractors as required under GC 18.6.1(d);
(d) in the case of a Final Application for Payment, submitted a duly executed Form of Release as required under GC 18.11.1(b); and
(e) complied with all directions given by the Owners Representative under a provision of the Contract, then:
	(i)   the Contractor will not be entitled to payment of;
	(ii) the Owners Representative will not be obliged to include in any payment statement under GC 18.8; and
	(iii) the Owner will not be liable to pay, any amount included in the Application for Payment.

18.11   Final Application for Payment

18.11.1 Within two (2) months after the earlier of the date all Performance Guarantees have been met or satisfied and the date the Owner delivers Notice to the Contractor that its Services are no longer required, and in any event on or before Final Acceptance, the Contractor shall deliver to the Owners Representative:
(a) a final payment claim under GC 18.8 entitled 'Final Application for Payment'; and
(b) a duly executed release that conforms to the form specified in Appendix 14- Form of Release and General Waiver of Claims.

18.11.2 The Contractor shall include in the Final Application for
Payment:
(a) a complete statement of accounts, including any changes to the Scope of Services;
(b) all money that the Contractor considers to be due from the Owner arising out of or in connection with the Services, this Contract or any alleged breach of contract;
(c) confirmation that all Documentation, approvals of all Authorities and deliverables as required by this Contract have been lodged with the Owners Representative; and
(d) a certificate stating that all wages (excluding bonuses to personnel which are not yet payable) and other charges have been paid and that no monies are due or owing by the Contractor to any Contract Personnel other than any Contract Personnel disclosed in the certificate.

18.11.3 The Contractor shall provide with the Form of Release (as required by GC 18.11.1) details of how the amount claimed (Amount Claimed) is calculated including:
(a) separate identification of each claim and the amount of each claim which is part of the Amount Claimed;
(b) which clause, if any, of this Contract the Contractor relies upon to support an entitlement to each claim;
(c) if based on breach of Contract -what obligation, if any, the Owner has breached and which the Contractor relies upon to support an entitlement to each claim; and
(d) a description of the other acts, defaults and omissions that the Contractor relies upon to support any entitlement to a claim.

18.11.4 After expiration of the two (2) month period in GC 18.11.1, any Claim which the Contractor could have made against the Owner but which has not been made in the Final Application for Payment, whether or not a Final Application for Payment is delivered, is barred.

18.11.5 Notwithstanding any other provision of section 18.11, the provisions of section 18.11 do not apply to any claim by the Contractor in respect of Excluded Taxes.

18.12   Interest on Overdue Payments

18.12.1 If any money due to either Party remains unpaid after the date on which the money should have been paid, then the Party responsible for the payment shall, following a written request by the other Party for payment of interest, pay to the other Party simple interest on the unpaid amount from, but not including the date on which the money was due at the Prime Rate.

18.12.2 The Contractors entitlement to interest, if any, under GC

18.13.1(a) will be the Contractors sole entitlement to interest including damages for loss of use of, or the cost of borrowing, money.

18.13   Set off

18.13.1 The Owner may set off or deduct from any payments due to the
Contractor:
(a)	any debt or other moneys due from the Contractor to the
Owner under this Contract; and/or
(b)	any debt or other moneys due from any parent, subsidiary
or affiliate of the Contractor to any parent, subsidiary or affiliate of the Owner; and/or
(c)	any money or any claim to money that the Owner may have
against the Contractor, whether for Damages (including
Liquidated damages and the Owner's reasonable estimate of its entitlement to damages for breach of contract) or otherwise, which are due or which will become due under this Contract,

except in respect of amounts which are the subject of bona fide active claims against an insurer provided that such claims are being pursued diligently.

18.14   Owners Payment of Subcontractors

18.14.1 If the Contractor owes any subcontractor of the Contractor money in connection with the Services, and
(a) that money has been outstanding under the relevant subcontract for more than fourteen (14) days; and
(b) the Contractor cannot satisfy the Owners Representative that there is a valid reason for that outstanding money not having been paid, the Owner may pay the subcontractor the outstanding amount and the outstanding amount so paid will be a debt due and immediately payable from the Contractor to the Owner.

18.14.2 No debt by the Owner will be taken to have accrued in favour of the Contractor in respect of any payment by the Owner of an outstanding amount in accordance with GC 18.14.1.

18.14.3 The Owner is entitled to withhold from any payment which would otherwise be due to the Contractor under the Contract any amount owing to a subcontractor by the Contractor under GC 18.14.1, and if such amount owing to a subcontractor is not disputed may make payment directly to the subcontractor (in which case such payment shall be deemed authorized by a direction to pay from the Contractor to the Owner).

18.15 Property and Liens

18.15.1 The Contractor shall not (insofar as is permitted by Applicable
Laws) allow or permit any employee or subcontractor to assert any right to a construction, builders, mechanics, unpaid vendors or other lien for unpaid work or services over the Site or Project (or part thereof) or take any steps whatsoever to lodge or register a lien over the Site or Project (or part thereof) under, or in pursuance of, any Applicable Laws, and the Contractor shall promptly vacate, discharge or otherwise cause such lien to be removed and discharged from title which may be registered by such person.

18.16 Taxes

18.16.1 The Contractor is and remains liable for payment of any Taxes connected to the Services, save and except Taxes related to the Owners operations or income. If any Tax is imposed, the Contractor shall pay the full amount to the relevant Governmental Authority and shall indemnify the Owner against any failure to do so. If any exemptions, reductions, allowances, rebates or other privileges in relation to Taxes (other than Taxes imposed on the Contractors income or non-Project operations of the Contractor) may be available to the Contractor or the Owner, the Contractor shall adjust any payments due to reflect any such savings or refunds (including interest awarded) to the maximum allowable extent.

18.16.2 Amounts payable determined in accordance with Appendix 6
Compensation include all Taxes prevailing at the Date of Contract, save and except the Excluded Taxes.

18.16.3 The Owner is responsible for payment of the Excluded Taxes to the extent that the Owner or Contractor are liable and responsible for payment of the Excluded Taxes. The Contractor may include in any Application for Payment (as defined in GC 18.4) the amount of any Excluded Taxes in respect of the amounts claimed in the Application for Payment or any previous Application for Payment, and shall include with such Application for Payment such documentation as the Owner may reasonably require to demonstrate and verify to the Owners satisfaction the proper amount of the Excluded Taxes that is due in respect of the performance of the Services.

18.16.4 Except for Excluded Taxes, if any rate of Tax is increased or decreased or a new Tax is introduced or an existing Tax is abolished or any change in interpretation or application of any Tax occurs in the course of performance of the Contract, an adjustment will be made to the Amounts payable determined in accordance with Appendix 6 Compensation to reflect any such change regardless of whether this results in the Amounts payable determined in accordance with Appendix
6  Compensation increasing or decreasing.

18.16.5 The Owner may deduct from the whole or part of payments due to the Contractor any Taxes which the Owner is required to withhold or deduct by any Governmental Authority.

19. MITIGATION

19.1 General Duty to Mitigate

19.1.1 Without limiting but in addition to all other duties to mitigate required by the Contract, in all cases where either Party is entitled to receive from the other Party any additional compensation, damages or extensions of time, including for or resulting from Change Orders, Change Directives if applicable, suspensions of some or all parts of the Services, or termination of some or all parts of the Services, that Party shall use both all reasonable efforts and all due diligence to mitigate and reduce the amount required under the Contract to be paid by the other Party or the amount of the extension of the Date for Industrial Completion. Notwithstanding any other provision of the Contract, that Party shall not receive those parts of any costs incurred by that Party or those parts of any additional compensation or extensions of time, including for Change Orders, Change Directives or otherwise, that such Party could have reasonably mitigated against, reduced or otherwise avoided by the exercise of both all reasonable efforts and all due diligence as required in accordance with the foregoing. In the foregoing, references to all reasonable efforts and to exercise of all due diligence shall be construed to be no less than those that would be exerted by any reasonable corporation in comparable circumstances where it was solely at risk and responsible for all such costs and delays without any reimbursement from anyone else. Upon request from the other Party, the Party claiming relief shall promptly submit a detailed description, supported by all reasonable documentation, of the measures and steps taken by the entitled Party to mitigate and meet the aforesaid obligations.

20. ASSIGNMENT

20.1 Assignment by Contractor

20.1.1 Subject to GC 20.1.2, it is expressly understood that the Contract is personal to the Contractor and that the Contractor shall have no right, power, or authority to assign or delegate the Contract or any portion thereof, or any part of the Services, either voluntarily or involuntarily, or by operation of law, including by way of subcontracting or other delegation, to an affiliate. The Contractors attempted assignment or delegation of the Contract or any portion thereof or any of part of the Services in contravention of this GC
20.1.1 shall be null and void and shall be ineffective to relieve the Contractor of its responsibility to perform its obligations hereunder.

20.1.2 The Contractor may, with the prior written approval of the Owner not to be unreasonably withheld, which approval may be subject to the Contractor first demonstrating to the Owner that all of the Contractors Key Personnel as identified in the Contract will transfer to the assignee and, after the assignment, continue to perform the Services in their same positions and with their same authorities as they had prior to the assignment, assign all or part of its right, title, and interest in the Contract to any parent, subsidiary or affiliated company of the Contractor, provided that:
(a) the Contractor shall then remain jointly and severally liable with the assignee for all obligations and liabilities of the Contractor hereunder;
(b) the Owner may at its sole option have recourse against either or both the assignee and the Contractor for any and all obligations or liabilities of the Contractor; and
(c) there is no adverse affect on the validity or enforceability of any Parent Company Guarantee previously delivered by or on behalf of the Contractor to the Owner under the Contract, and that the Parent Company Guarantee remain valid and enforceable by the Owner in accordance with the provisions of the Parent Company Guarantee.

20.2   Assignment by Owner to Affiliates and Third Parties

20.2.1 The Owner may, with the prior written approval of the Contractor not to be unreasonably withheld, assign all or part of its right, title, and interest in the Contract to any parent, subsidiary or affiliated company, partnership or joint venture of the Owner which is the transferee or assignee of substantially all of the right, title and interest of the Owner in the Project, and in the same capacity as the Owner, provided that all outstanding amounts properly due and owing to the Contractor at that time have been paid and that such parent, subsidiary or affiliated company, partnership or joint venture of the Owner reasonably demonstrates that it is able to meet the payment obligations of the Owner hereunder.

20.2.2 The Owner may assign all or part of its right, title, and interest in the Contract to any other third party with the prior written approval of the Contractor, which consent will not be withheld provided that all outstanding amounts properly due and owing to the Contractor at that time have been paid and that such third party reasonably demonstrates that it is able to meet the payment obligations of the Owner hereunder.

20.3 Assignment by Owner to Financing Entities and Realization of Security by Financing Entities

20.3.1 Without the prior consent of the Contractor, the Owner may assign all or part of its right, title, and interest in the Contract to any Financing Entity. The Contractor shall execute and deliver to the Owner a consent to and acknowledgement of assignment in a form reasonably acceptable to the Financing Entities, to be effective only when all outstanding amounts properly due and owing to the Contractor at that time have been paid. Any Financing Entity may, in connection with any default under any financing document related to the Project, assign any rights assigned to it hereunder to any third party which is the transferee or assignee of substantially all of the right, title and interest of the Owner in the Project, and in the same capacity as the Owner, provided that all outstanding amounts properly due and owing to the Contractor at that time have been paid and that such third party reasonably demonstrates that it is able to meet the payment obligations of the Owner hereunder. The Contractor shall execute and deliver to the Financing Entities a consent to and acknowledgement of assignment in a form reasonably acceptable to such transferee or assignee. The Contractor shall do all things and execute all documents and provide all further assurances reasonably required by Owner or Financing Entities to give effect to the foregoing, provided that such Financing Entities, insurers and any other persons referred to in GC 21.1.2 shall provide reasonable written assurances that under no circumstances shall any Financing Entity or transferee or assignee thereof have any greater or additional rights or remedies against the Contractor than the Owner has.

20.3.2 The Contractor agrees that, upon receipt of Notice of such assignment after such a default and pursuant to GC 20.3.1, it shall deliver all documents, data, notices, and other communications otherwise required to be delivered to the Owner hereunder to the Financing Entities or their assignee at such address as they shall designate to the Contractor in writing.

20.3.3 The Owner acknowledges and agrees that, upon receipt of Notice of such assignment after such a default pursuant to GC 20.3.1, the Contractor shall be entitled to comply with such Notice in accordance with its terms, and shall have no duty to enquire as to the right of the Financing Entity to provide such Notice, notwithstanding any Notice or objection given by the Owner, or any other fact, circumstance, or event.

20.3.4 The Contractor agrees that in the event the Financing Entities foreclose on the Owners interests hereunder (or if the Contract should be assigned to the Financing Entities in lieu of foreclosure), the Financing Entities or any purchaser at such foreclosure proceeding shall be entitled to succeed to the Owners interests hereunder on the same conditions as provided hereunder, and provided such Financing Entities or purchaser continues to perform the Owners obligations under this Contract and such succession shall not constitute a breach of any provision of this Contract prohibiting subletting or assignment or of any other provision of the Contract. If the Financing Entities should acquire this Contract by foreclosure, an assignment in lieu of foreclosure or otherwise, the Contractor agrees that the Financing Entities may (provided that, as a pre-condition, any defaults by the Owner in its payment and indemnity obligations hereunder are cured) and on substantially the same terms as set out in GC 20.3.1, assign or sublet the Contract to an assignee who is financially reliable and who agrees to perform the Owners obligations hereunder. In the event of any such assignment by the Financing Entities, the Financing Entities shall have no further obligations under the Contract and the assignee shall be entitled to the benefit of all of the provisions of the Contract.

20.3.5 On termination of this Contract prior to the stated expiration of the term hereof for any reason whatsoever, including default, the Contractor shall enter into a new agreement with the Financing Entities with the highest lending priority immediately prior to the termination of this Contract if the Financing Entities (i) give notice of request for such a new agreement within thirty (30) days after termination of this Contract; (ii) pay all costs incurred by the Contractor as a result of default and/or termination; and (iii) remedy all defaults as though this Contract had not been terminated. The new agreement shall be for the remainder of the term hereof, effective at the date of termination upon the same terms and conditions provided herein.

21. COOPERATION WITH FINANCING ENTITIES AND INSURERS

21.1.1 It is understood that the Owner intends to and will procure from Financing Entities project financing or other financing arrangements suitable to the Owner to complete the Project. The Contractor acknowledges that procurement of project financing from Financing Entities is essential for the Project to proceed and, accordingly, the Contractor agrees to and shall cooperate fully with, and act reasonably in any dealings with, any Financing Entities to the Project and, without limiting the generality of the foregoing, the Contractor agrees to and shall:
(a)	use its reasonable best efforts to assist the Owner in its
dealings with any Financing Entities to the Project, including participation in oral and written presentations to prospective
Financing Entities, conditional upon receipt by the Contractor of reasonable written waivers of extra-contractual liability from such Financing Entities;
(b)	not unreasonably withhold its consent to any amendments to
the Contract that may be required by the Financing Entities as a condition of their providing financing to the Project which do not change the substance of the agreement evidenced hereby; and
(c)	following procurement of financing from the Financing
Entities, cooperate with the Owner in its dealings with the Financing Entities.

21.1.2 The Contractor acknowledges and agrees that the Owner may be required to provide to the Financing Entities and any and all insurers, and their respective representatives, the right to review, inspect, audit and monitor the performance of the Services and the Work, the Site, any item of equipment (including equipment under fabrication), materials, supplies, tools, other items, design, engineering, service, or workmanship to be provided hereunder and the Facility, and to observe all tests, Performance Tests and all other aspects of the Facility as and to the same extent as the Owner has such rights hereunder. The Contractor shall allow all of them reasonable access during normal working hours to its offices, the Site, the Work (including equipment under fabrication) and the Project, and to the Contractors technical details pertaining thereto, as reasonably requested by any of the Owner, Financing Entities and insurers. The Contractor shall incorporate such rights of review, inspection, audit and monitoring in all equipment purchase orders and Trade Contracts.

21.1.3 The Contractor will include provisions in all Trade Contracts that allow representatives of the Financing Entities and insurers to inspect, review and monitor the progress of the Trade Contracts and conformance with the requirements of this Contract and the applicable Trade Contracts.

22.   SECURITY

22.1   Delivery and Form of Security from Owner

22.1.1 Within seven (7) days after the Date of Contract, the Owner shall deliver to the Contractor:
(a) a guarantee of all payment obligations of the Owner hereunder, conforming to the form of such guarantee in Appendix 19 Payment Guarantee, executed and delivered by Gold Reserve Inc. in favour of the Contractor; and
(b) a certificate from an officer of Gold Reserve Inc. verifying and confirming that the guarantee has been duly authorized, executed and delivered, conforming to the form of such certificate in Appendix 19 Payment Guarantee.

23.   INSURANCE

23.1   Owner Provided Insurance

23.1.1 The Owner shall provide the Insurance as set out in Appendix 11-1 Insurance by Owner.

23.2   Contractor Provided Insurance

23.2.1 The Contractor shall provide the Insurance as set out in Appendix 11-2 Insurance by Contractor.

24.   CONTRACTORS REPORTING AND RELATED OBLIGATIONS

24.1.1 In addition to any other reporting obligations imposed on the Contractor under this Contract, the Contractor, at a minimum, shall:
(a) within fifteen (15) calendar days after the end of each month give a written report (in a form approved by the Owners Representative) to the Owners Representative setting out:
	(i)   if applicable, details of the progress of tendering for the Trade
	Contracts;
	(ii) the progress of the Project against the Project Plan and the effect on the Project Plan of any change to the Project, including a curve showing cumulative actual and forecasted cashflow (including costs for any changes to Project) against time;
	(iii) details of any activities which are behind the progress anticipated in the Project Plan;
	(iv)   any foreseen delays to future activities on the Project Plan;
	(v) the likely effect on the Project Plan of any actual or foreseen delay;
	(vi) current claims for changes and extensions of time by Trade Contractors under the various Trade Contracts, including details of dates submitted, dates approved and any other details the Owners Representative requires;
	(vii)   the status of all activities on which work is being undertaken;
	(viii) details of all consultants and other subcontractors currently employed or proposed to be employed by the Contractor for the purposes of the Services;
	(ix) evidence of compliance with the quality assurance requirements of this Contract;
	(x) industrial relations issues affecting (or which may affect) the performance of the Project;
	(xi) evidence of compliance with the Safety and Health Plan and safety statistics;
	(xii) strategies implemented or proposed to overcome problems, including corrective action statements for catching up lost time or avoiding potential delays;
	(xiii) the total amount of Trade Costs payable to Trade Contractors under any Trade Contracts awarded to date; and
	(xiv)   any other matter reasonably required by the Owners
	Representative;
(b) give the Owners Representative, on request and within a reasonable time:
	(i) any information the Contractor has in its possession in connection with the performance of the Project, provided that the Contractor shall not be obliged to provide any information which is privileged or which might reasonably be expected to void any insurance coverage;
	(ii) any report on any specific issue in connection with the performance of the Project; and
	(iii) any other periodic report (including Project cost reports, and subcontractor reports), which the Owners Representative reasonably requires;
(c) promptly report all incidents and accidents to the Owners site safety representative using the Owners standard forms;
(d)   advise the Owners Representative (in writing if the Owners
Representative directs) of suitable courses of action in relation to matters raised in Project Control Group meetings; and
(e)   establish and maintain any records which the Owners
Representative reasonably requires.

25.   REPRESENTATIONS

25.1.1 The Contractor represents to the Owner:
(a)   it is duly incorporated and validly exists under the law of its place of incorporation;
(b)   it has full legal capacity and power:
	(i)   to own its property and assets and to carry on its business; and
	(ii) to enter into this Contract and to perform its obligations under this Contract;
(c)   it has taken all corporate action that is necessary to authorize its entry into this Contract and to perform its obligations under this
Contract;
(d)   this Contract constitutes a legal, valid and binding obligation of it enforceable in accordance with its terms by appropriate legal remedy;
(e)   neither its execution of this Contract nor the carrying out of its obligations under this Contract, does or will:
(i)	contravene any Applicable Laws to which it or any of
its property is subject or any order of any Governmental
Authority or other person that is binding on it or any of
its property;
(ii)	contravene any undertaking or instrument binding on
it or any of its property; or
(iii)	contravene its constitution or other constating documents;
(f)	no litigation, arbitration, mediation, conciliation or
administrative proceedings are taking place, pending or threatened against it which if adversely decided could, in the reasonable opinion of the Contractor's management, have a material adverse effect on the Contractor's business, assets or financial condition or its ability to perform its obligations under this Contract;
(g)	no receiver or receiver and manager is currently appointed in relation to any of its property;
(h)	it has familiarized itself with local conditions at the Site and all Applicable Laws;
(i)	its Contract Personnel will not enter the Site without having first familiarized themselves to the extent necessary with local conditions and Applicable Laws;
(j)	it has inspected the Site and its surroundings, but has not
conducted detailed investigations at Site;
(k)	subject to its obligations to comply with Applicable Laws, it will not intentionally or wilfully damage the name or reputation of the Owner or wrongfully invite adverse public criticism of the Owner;
and
(l)	any factual information given or representation made to the
Owner or to the Owner's Representative in connection with the Project is (to the best of the Contractor's knowledge) accurate and current at the time given and is not intentionally misleading or deceptive in any respect, and any expressions of opinion represents the Contractor's honest, good faith opinion at the time the expression is made or given.

25.1.2 The representations contained in GC 25.1.1(a) to GC 25.1.1(e) and in GC 25.1.1(k) and GC 25.1.1(l) will be treated as made and be binding upon the Contractor continuously during the term of this Contract.

25.1.3 The Owner represents to the Contractor:
(a) it is duly incorporated and validly exists under the law of its place of incorporation;
(b)   it has full legal capacity and power:
(i)	to own its property and assets and to carry on its
business; and
(ii)	to enter into this Contract and to perform its
obligations under this Contract;
(c)	it has taken all corporate action that is necessary to
authorize its entry into this Contract and to perform its
obligations under this Contract;
(d)	this Contract constitutes a legal, valid and binding
obligation of it enforceable in accordance with its terms by appropriate legal remedy;
(e)	neither its execution of this Contract nor the carrying
out of its obligations under this Contract, does or will:
(i)	contravene any Applicable Laws to which it or any
of its property is subject or any order of any Governmental
Authority or other person that is binding on it or any of
its property;
(ii)	contravene any undertaking or instrument binding on
it or any of its property; or
(iii)	contravene its constitution or other constating documents;
(f)	no litigation, arbitration, mediation, conciliation or
administrative proceedings are taking place, pending or threatened against it which if adversely decided could, in the reasonable opinion of the Owner's management, have a material adverse effect on the Owner's business, assets or financial condition or its ability to perform its obligations under this Contract;
(g)	no receiver or receiver and manager is currently appointed in relation to any of its property;
(h)	subject to its obligations to comply with Applicable Laws, it will not intentionally or wilfully damage the name or reputation of the Contractor or wrongfully invite adverse public criticism of the Contractor; and
(i)	any factual information given or representation made to the
Contractor or to the Contractor's Representative in connection with the Project is (to the best of the Owner's knowledge) accurate and current at the time given and is not intentionally misleading or deceptive in any respect, and any expressions of opinion represents the Owner's honest, good faith opinion at the time the expression is made or given.

25.1.4 The representations contained in GC 25.1.3(a) to GC 25.1.3(e) and in GC 25.1.3(h) and GC 25.1.3(i) will be treated as made and be binding upon the Owner continuously during the term of this Contract.

26.   DEFAULT AND TERMINATION

26.1   Default by Owner

26.1.1 If the Contractor considers that the Owner:
(a)	is in breach of or default under this Contract (provided that any failure to comply with any schedule or deadline requirement shall not comprise a default except where such schedule or deadline is in regard to a requirement to make payment hereunder to the Contractor); or
(b)	has breached a representation or warranty which it has given to the Contractor under this Contract, including a representation made under GC 25.1.3,

the Owner may give the Contractor a Notice:
(c)   specifying the alleged breach of or default under this Contract;
(d) specifying a reasonable time and date by which the Owner shall rectify the breach or default (or overcome their effects); and
(e) requiring the Owner to show cause in writing why the Contractor should not exercise its rights under GC 26.2.

26.1.2 If the Contractor gives the Owner a Notice referred to in GC 26.1.1, the Owner shall:
(a) comply with the Notice and give the Contractor a program to rectify the relevant default or remedy the breach (or overcome their effects) in accordance with the terms of the Contractors Notice; or
(b) notify the Contractor in writing that the Contractor disputes the notice, with a concise statement of the grounds for the dispute.

26.1.3 If the Owner fails to rectify a default or remedy a breach (or overcome their effects) in accordance with the terms of a Notice referred to in GC 26.1.1:
(a)   the Contractor may take any action it considers appropriate to:
	(i)   rectify that default; or
	(ii)   remedy that breach; and
(b) the Owner shall pay to the Contractor, as part of the Services, any incremental costs incurred by the Contractor to rectify or remedy the default or breach (including reasonable costs paid to third parties), except to the extent such default or breach arises from the negligence or wilful default of the Contractor.

26.2   Termination by Contractor Following Default by Owner

26.2.1 Subject to GC 26.3, the Contractor may terminate this Contract, with immediate effect, by Notice to the Owner after it has previously given the Owner a Notice under GC 26.1.1 and the Owner has not complied with that Notice.

26.2.2 If the Contractor terminates this Contract pursuant to GC
26.2.1, then the Contractor shall:
(a) not be obliged to continue to perform any Services after the effective date of such termination; and
(b) be paid for all parts of the Services completed to the effective date of such termination.

26.3   Rights of Financing Entities on Default by Owner

26.3.1 If there shall occur and be continuing a default by the Owner of its obligations under the Contract, or if an event occurs which with the lapse of time or giving of notice, or both, would be a default of the Owner under the Contract (a Default) entitling the Contractor to terminate the Contract, prior to exercising its right to terminate the Contract the Contractor shall first give the Financing Entities written notice of such Default or event, by registered or certified mail, return receipt requested, at the address last notified in writing by the Owner for such notices. If the Owner fails to cure such Default, the Contractor shall afford the Financing Entities a reasonable opportunity to cure any Default by the Owner including any damages due to delay resulting from the Financing Entities extended opportunity to cure.

26.4   Default by Contractor

26.4.1 If the Owner considers that the Contractor:
(a) is in breach of or default under this Contract (provided that any failure to comply with any schedule or deadline requirement shall not comprise a default except to the extent caused or contributed to by a failure of the Contractor to diligently prosecute the Services or by the breach of a material provision of the Contract); or
(b) has breached a representation or warranty which it has given to the Owner under this Contract, including a representation made under GC 25.1.1, the Owner may give the Contractor a Notice:
(c)   specifying the alleged breach of or default under this Contract;
(d) specifying a reasonable time and date by which the Contractor shall rectify the breach or default (or overcome their effects); and
(e) requiring the Contractor to show cause in writing why the Owner should not exercise its rights under GC 26.5.

26.4.2 If the Owner gives the Contractor a Notice referred to in GC 26.4.1, the Contractor shall:
(a)	comply with the Notice and give the Owner a program to
rectify the relevant default or remedy the breach (or overcome their effects) in accordance with the terms of the Owner's
Notice; or
(b)	notify the Contractor in writing that the Contractor
disputes the notice, with a concise statement of the grounds for the dispute.

26.4.3 If the Contractor fails to rectify a default or remedy a breach (or overcome their effects) in accordance with the terms of a Notice referred to in GC 26.4.1:
(a) the Owner may take any action it considers appropriate, including carrying out or having a third party carry out the part of the Services which is the subject of the default, to:
	(i)   rectify that default; or
	(ii)   remedy that breach; and
(b) the Contractor shall (subject to the limit of liability set out in GC 28.1) indemnify the Owner against any incremental costs incurred by the Owner to rectify or remedy the default or breach (including reasonable costs paid to third parties), in which case the cost incurred by the Owner will be a debt due and payable from the Contractor to the Owner, except to the extent such damage, cost, loss or liability arises from the negligence or wilful default of the Owner.

26.5   Termination by Owner Following Default by Contractor

26.5.1 The Owner may terminate this Contract, with immediate effect, by Notice to the Contractor after it has previously given the Contractor a Notice under GC 26.4 and the Contractor has not complied with that Notice.

26.6   Termination for Insolvency of a Party

26.6.1 Subject only to Applicable Laws governing bankruptcy and creditors that by such Applicable Laws postpone a Partys rights to terminate, either Party may terminate this Contract, with immediate effect, by Notice to the other Party if:
(a) the other Party becomes (or informs any of the first Party, creditors of the other Party generally, or any particular creditor of the other Party that it is) insolvent or unable to pay its debts as and when they fall due;
(b) a liquidator or provisional liquidator is appointed in respect of the other Party;
(c) a receiver or receiver and manager or an analogous person is appointed to the other Party or any of its property;
(d) the other Party has a mortgagee seeking to exercise a right of possession or control over the whole or a part of its property;
(e) the other Party enters into, or calls a meeting of its members or creditors with a view to entering into, a composition, compromise or arrangement with, or an assignment for the benefit of, any of its members or creditors, or a Court orders that a meeting be convened in respect of a proposed composition, compromise or arrangement between the other Party and its creditors or any class of its creditors, other than for the purpose of restructuring or amalgamation;
(f) the other Party has any execution, writ of execution, mareva injunction or similar order, attachment or other process made, levied or issued against it or in relation to any of its assets;
(g) any application is made or other process commenced (not being an application or process withdrawn, discontinued or dismissed within seven (7) days of being filed) seeking an order for the appointment of a provisional liquidator, a liquidator, a receiver or a receiver and manager to the other Party;
(h) the other Party is declared bankrupt or has filed for some form of protection from its creditors under Applicable Laws relating to or governing bankruptcy;
(i) there is a resolution of creditors or members, or an order of a court, to place in liquidation or bankruptcy and/or wind up the other Party; or
(j) an event happens analogous to an event specified in this GC 26.6.1(a) to GC 26.6.1(i) to which the law of another jurisdiction applies and the event has an effect in that jurisdiction similar to the effect which the event would have had if the law of Canada applied.

26.7   Termination for Events of Force Majeure

26.7.1 Either Party may terminate this Contract by giving Notice to the other Party if an Event of Force Majeure continues for a period of six
(6) months after a Notice is given under GC 17.4 in respect of that Event of Force Majeure.

26.7.2 If this Contract is terminated pursuant to GC 26.7.1:
(a) the Owner (without prejudice to any other rights or remedies it has) will pay the Contractor in accordance with GC 18.1 after receipt of a written claim for payment:
	(i) the portion of the Fee due to the Contractor for the Services performed in the relevant period up to the date of termination; and
	(ii) the relevant portion of the Fee allocated for demobilisation costs; and
(b) the Contractor is not entitled to any other Claim for any consequential costs, losses or damages.

26.8   Termination by Owner for Convenience

26.8.1 Despite any other provision of this Contract:
(a) the Owner may at its sole discretion and for any reason, including convenience of the Owner and without any fault or default on the part of the Contractor, terminate this Contract effective immediately upon giving Notice to the Contractor or at a future date specified in the Notice; and
(b) subject to the Contractor complying with its professional obligations in the practice of professional engineering and as required to protect Persons and property from damage, the Contractor shall cease the performance of the Services immediately upon receiving that Notice or upon any later date specified in that Notice.

26.8.2 If for any reason a purported termination under GC 26.5, GC 26.6 or GC 26.7 by the Owner is held to be ineffective, the purported termination is not a breach or repudiation of this Contract and is deemed to have been effected under GC 26.8.1.

26.8.3 If this Contract is terminated pursuant to GC 26.8.1:
(a) the Owner (without prejudice to any other rights or remedies it has) will pay the Contractor in accordance with GC 18.1, after receipt of a written claim for payment, the portion of the Fee due to the Contractor for the Services performed in the relevant period up to the date of termination plus demobilisation costs and other costs the Contractor reasonably incurs (and provides satisfactory evidence for) in terminating the Services; and
(b) the Contractor is not entitled to make any other Claim for any consequential costs, losses or damages.

26.9   Termination by Owner of Contract

26.9.1 If the Owner terminates this Contract pursuant to GC 26.5, GC
26.6, GC 26.7 or GC 26.8, then:
(a) the Owner may engage and pay other persons to perform the Services. Such other persons may enter the Site and use all Goods necessary to perform the Services, and the Contractor shall provide to such other persons full and free access to the Site and Goods for that purpose;
(b)   as and when required by the Owner by Notice to the Contractor
(and not before), the Contractor shall remove from the Site any other property of or in the possession or control of the Contractor within one (1) month of receiving such Notice. If the Contractor fails to do so, the Owner may remove and/or dispose of any such other property as it sees fit. The Owner may credit to the Contractors account, (or to the Owners account), an amount equal to the proceeds from any sale
(less any disposal costs incurred by the Owner);
(c)   the Contractor shall, if so required by the Owner within fourteen
(14) days after the date of termination, use all reasonable efforts to assign or novate to the Owner without payment the benefit of any agreements for the maintenance, manufacture and/or supply (including supply by way of lease, hire purchase, or other right to use arrangement) of constructional plant used to perform the Services or Goods and the performance of any part of the Services; and
(d) the Contractor shall deliver to the Owner within fourteen (14) days after the date of termination:
	(i)   all the Owner Documentation;
	(ii)   all Contract Material; and
	(iii) anything recording, containing, setting out, or making reference to the Services or the Project, save that the Contractor may keep one copy of such documentation and material in accordance with the confidentiality obligations of this Contract.

26.9.2 If the Owner terminates this Contract pursuant to GC 26.5 or GC 26.6, the Owner may, without limiting any other rights it may have to pay suppliers and manufacturers:
(a) pay any manufacturer or supplier for any constructional plant delivered or work performed for the purpose of this Contract (whether before or after the date of termination) which has not already been paid for by the Contractor; and
(b) deduct amounts equal to any such payments from any moneys due to the Contractor from time to time.

26.10   Recovery of Loss

26.10.1If the Owner terminates this Contract pursuant to GC 26.5 or GC 26.6, or if the Contractor repudiates the Contract and the Owner otherwise terminates the Contract, then the Owner shall:
(a) not be obliged to make any further payments to the Contractor except for any money that is the subject of a Application for Payment under GC 18.4 or a payment statement under GC 18.8; and
(b) subject to GC 28.1, be entitled to recover from the Contractor any costs, losses, damages or liability incurred or suffered or suffered by it as a result of, or arising out of, or in any way in connection with, such termination.

26.11   Preservation of Other Rights

26.11.1 If the Contractor:
(a)   is in breach of or is in default under this Contract; or
(b) breaches a warranty which it gives the Owner under this Contract, nothing in this GC 26 shall, subject to 28.1, prejudice the right of the Owner to exercise any other right it may have under this Contract or at law or equity.

27.   INDEMNITIES

27.1   Indemnity by EPC Contractor

27.1.1 Subject to GC 27.1.2, the Contractor shall indemnify and save harmless the Owner and its directors, officers, employees, agents, contractors, subcontractors, representatives and affiliates, and each of them, and defend any and all of them at their request, from and against any and all claims, costs, damages, expenses, losses, fines, taxes, contributions, severance payments, demands and other liabilities which they may suffer or incur, and also from and against any action, suit, claim, demand or proceeding of any nature that may be brought against them (including legal fees and disbursements on a full indemnity basis incurred by them in defending such action, suit, claim, demand or proceeding):
(a) in respect of an infringement of any patent or intellectual property rights of others used or specified by the Contractor; or
(b)   in respect of:
	(i)   loss of, or damage to, any real or personal property;
	(ii) the personal injury to, or disease or illness (including mental illness) affecting, or death of, any person; or
	(iii) any environmental impairment or Contamination resulting from sudden and accidental spills or Contamination, arising out of or in connection with the following (including, without limitation, during the correction or re-performance of non-compliant Services, or the rectification of any defect, deficiency or non-conformance in respect of the Services, or the fulfilling of any warranties under the Contract):
	(iv)   any negligent act or omission of the Contractor or the Contract
	Personnel;
      (v) any failure by the Contractor to observe or perform its obligations under this Contract or any breach by the Contractor of this Contract; or
(vi)the breach of, or failure to comply with, any Applicable
Laws or the requirements of any Permits, Licences and Approvals by the Contractor or the Contract Personnel.

27.1.2 The Contractors liability under GC 27.1.1 of this Contract will be reduced proportionately to the extent that the cost, damage, expense, loss or other liability or claim was caused by a negligent act or omission of the Owner or those for whom the Owner is responsible under the Contract.

27.1.3 For the purposes of GC 27.1.1, the Owner will be deemed to be acting as agent or trustee on behalf of or for the benefit of all persons who are or might be its directors, officers, employees, agents, contractors, subcontractors, representatives or affiliates from time to time, as well as on its own behalf.

27.2   Indemnity by Owner

27.2.1 Subject to GC 27.2.2, the Owner shall indemnify and save harmless the Contractor and its directors, officers, employees, agents, contractors, subcontractors, representatives and affiliates, and each of them, and defend any and all of them at their request, from and against any and all claims, costs, damages, expenses, losses, fines, taxes, contributions, severance payments, demands and other liabilities which they may suffer or incur, and also from and against any action, suit, claim, demand or proceeding of any nature that may be brought against them (including legal fees and disbursements on a full indemnity basis incurred by them in defending such action, suit, claim, demand or proceeding):
(a)   in respect of an infringement of any patent or intellectual property rights of others specified by the Owner; or
(b)   in respect of:
	(i)   loss of, or damage to, any real or personal property;
	(ii) the personal injury to, or disease or illness (including mental illness) affecting, or death of, any person; or
	(iii) any environmental impairment or Contamination (except sudden and accidental spills or Contamination for which the Contractor is responsible to indemnify the Owner under GC 27.1),
	arising out of or in connection with:
	(iv)   any negligent act or omission of the Owner;
(v)	any failure by the Owner to observe or perform its
      obligations under this Contract or any breach by the Owner of this Contract; or
(vi)	the breach of, or failure to comply with, any Applicable
      Laws or the requirements of any Permits, Licences and Approvals by the Owner.

27.2.2 The Owners liability under GC 27.2.1 of this Contract will be reduced proportionately to the extent that the cost, damage, expense, loss or other liability or claim was caused by a negligent act or omission of the Contractor or those for whom the Contractor is responsible under the Contract.

27.2.3 For the purposes of GC 27.1.1, the Contractor will be deemed to be acting as agent or trustee on behalf of or for the benefit of all persons who are or might be its directors, officers, employees, agents, contractors, subcontractors, representatives or affiliates from time to time, as well as on its own behalf.

28.   LIMITATION OF LIABILITY

28.1   Limitation of Contractor Liability

28.1.1 Subject to GC 28.1.2 and GC 28.1.3, the maximum liability of the Contractor to the Owner hereunder or in any way connected to the Services or the Contractors performance of the Services shall not exceed the following:
(a) For that part of any claim under GC 27.1 (excluding liabilities to third parties for personal injury, wrongful death, or damage or destruction to property) for which any insurance is available to indemnify the Contractor, or for which any insurance would have been available to indemnify the Contractor if the Contractor had fulfilled its obligations under this Contract and procured the insurance specified in Appendix 11 Insurance to be procured by the Contractor, then the greater of:
(i) applicable limits specified in the Contract for the relevant insurance required to be procured by the Contractor pursuant to the Contract; and
(ii) the amount of insurance proceeds actually available to indemnify the Contractor for such claims under any of the policies of insurance specified in Appendix 11 Insurance and procured by or on behalf of the Owner or the Contractor specifically for the purpose of this Project. Provided, however, that if prior claims are made against the Contractor during the relevant policy period and if such prior claims actually reduce the limits otherwise available under the policy of insurance, then the applicable limits referred to in GC 28.1.1(a)(i) shall be construed to mean the available limits remaining under the policy.
(b)For all other claims, the maximum amount of liability specified in Appendix 6 Compensation.

For clarity, it is agreed that the purpose of the foregoing is that the Owner shall be entitled to receive, directly or indirectly, the benefit of all insurance procured by or on behalf of the Owner or the Contractor specifically for the purpose of this Project and available to indemnify the Contractor for and against claims made by the Owner against the Contractor.

28.1.2 For purposes of GC 28.1.1, if insurance proceeds are not available to indemnify the Contractor or the Owner because of the Contractors failure, by its negligence or by its breach of its obligations hereunder, to procure the insurance required by this Contract to be procured by the Contractor, or because the Contractor breached the terms and conditions of the Owners or Contractors policy of insurance (provided that in respect of Owners insurance, this shall be limited to terms and conditions known to the Contractor prior to the date of the occurrence giving rise to the claim, and generally in conformance with standard terms and conditions available on reasonable terms for similar insurance policies, and brought to the attention of the Contractor prior to the breach complained of), then the provisions of GC 28.1.1 shall be interpreted and construed as if the policies of insurance specified by this Contract were in full force and effect, in which case the amount of the limitations of liability specified in of GC 28.1.1 shall apply whether or not insurance is available to indemnify the Contractor.

28.1.3 Notwithstanding GC 28.1.2 or any other provision of the Contract, any limitations of liability in favour of the Contractor specified in the Contract shall not apply to or limit the Contractors responsibility and liability to the Owner for the following:
(a) any damage and expense suffered by the Owner arising or resulting from the gross negligence, recklessness or wilful or intentional misconduct on the part of the senior management of the Contractor or the Key
Personnel;
(b) liability of the Owner arising or resulting from the breach by the Contractor of the intellectual property rights, including in respect of copyright and patent rights, of third parties;
(c) liability of the Owner to third parties, including Governmental Authorities, arising or resulting from the Contractor acting as agent for the Owner to the extent that such liability arises out of the Contractor acting outside the scope of its authority to act as the Owner's agent hereunder; and
(d) the Contractor's liability (if any) to Governmental Authorities for breach by the Contractor of any Applicable Laws, including for any liabilities imposed under Applicable Laws in relation to workers employed by or through the Contractor for the performance of the Services.

28.1.4 The liabilities of the Contractor hereunder shall be exclusive of the liability of the Contractors related and affiliated companies, subconsultants and agents, and their respective officers directors, and employees in respect of the matters contemplated herein.

28.2   Limitation of Owner Liability

28.2.1 Subject to GC 28.2.2 and GC 28.2.3, the maximum liability of the Owner to the Contractor hereunder or in any way connected to the Services or the Contractors performance of the Services (except for compensation payable under Appendix 6
Compensation for Services rendered) shall not exceed the following:
(a) For that part of any claim under GC 27.2 (excluding liabilities to third parties for personal injury, wrongful death, or damage or destruction to property) for which any insurance is available to indemnify the Owner, or for which any insurance would have been available to indemnify the Owner if the Owner had fulfilled its obligations under this Contract and procured the insurance specified in Appendix 11 Insurance to be procured by the Owner, then the greater of:
(i) applicable limits specified in the Contract for the relevant insurance required to be procured by the Owner pursuant to the Contract; and
(ii) the amount of insurance proceeds actually available to indemnify the Owner for such claims under any of the policies of insurance specified in Appendix 11 Insurance and procured by or on behalf of the Owner or the Contractor specifically for the purpose of this Project.

Provided, however, that if prior claims are made against the Owner during the relevant policy period and if such prior claims actually reduce the limits otherwise available under the policy of insurance, then the applicable limits referred to in GC 28.2.1(a)(i) shall be construed to mean the available limits remaining under the policy.
(b) For all other claims, an amount equal to the amount calculated pursuant to GC 28.1.1(b).

For clarity, it is agreed that the purpose of the foregoing is that the Contractor shall be entitled to receive, directly or indirectly, the benefit of all insurance procured by or on behalf of the Owner or the Contractor specifically for the purpose of this Project and available to indemnify the Owner for and against claims made by the Contractor against the Owner.

28.2.2 For purposes of GC 28.2.1, if insurance proceeds are not available to indemnify the Owner or the Contractor because of the Owners failure, by its negligence or by its breach of its obligations hereunder, to procure the insurance required by this Contract to be procured by the Owner, or because the Owner breached the terms and conditions of the Owners or Contractors policy of insurance (provided that in respect of Owners insurance, this shall be limited to terms and conditions known to the Contractor prior to the date of the occurrence giving rise to the claim, and generally in conformance with standard terms and conditions available on reasonable terms for similar insurance policies, and brought to the attention of the Contractor prior to the breach complained of), then the provisions of GC 28.2.1 shall be interpreted and construed as if the policies of insurance specified by this Contract were in full force and effect, in which case the amount of the limitations of liability specified in of GC 28.2.1 shall apply whether or not insurance is available to indemnify the Contractor.

28.2.3 Notwithstanding GC 28.2.2 or any other provision of the Contract, any limitations of liability in favour of the Owner specified in the Contract shall not apply to or limit the Owners responsibility and liability to the Contractor for the following:
(a) any damage and expense suffered by the Contractor arising or resulting from the gross negligence, recklessness or wilful or intentional misconduct on the part of the senior management of the Owner or the Key
Personnel;
(b) liability of the Contractor arising or resulting from the breach by the Owner of the intellectual property rights, including in respect of copyright and patent rights, of third parties, to the extent that such breach by the Owner is not caused by or attributable to the Contractor or the performance of the Services; and
(c) the Owner's liability (if any) to Governmental Authorities for breach by the Owner of any Applicable Laws, including for any liabilities imposed under Applicable Laws in relation to workers employed by or through the Owner for the performance of the Services, to the extent that such breach by the Owner is not caused by or attributable to the Contractor or the performance of the Services.

28.2.4 Subject to any and all other express written agreements and guarantees (including the payment guarantee delivered pursuant to GC 22.1) the liabilities of the Owner hereunder shall be exclusive of the liability of the Owners related and affiliated companies, contractors, consultants, and agents, and their respective officers directors, and employees in respect of the matters contemplated herein.

28.3 Application of Limitations of Liability

28.3.1 All limitations of liability provided for in this Contract shall: apply solely as between Owner and Contractor; survive any termination of this Contract for any reason; and shall apply whether a claim in respect thereof is framed in contract, tort (including negligence), product liability, by statute, or under any other legal theory.

28.4 Exclusion of Consequential Damages

28.4.1 Except to the extent forbidden or prohibited by Applicable Laws, neither Party shall be liable to the other for lost or delayed profits, income, revenues or production, or for damages for increased costs of construction, business or operations, or for other indirect or consequential damages (collectively and individually all of the foregoing referred to herein as Consequential Damages), whether such claim for Consequential Damages is founded in contract, tort (including negligence), by statute, or by any other provision of law, provided however that the aforesaid exclusion of Consequential Damages shall not limit, operate or apply to the following:
(a) an express right hereunder of a Party to claim and recover Liquidated Damages from the other Party; and
(b) Consequential Damages for which the Contractor is, but for the aforesaid exclusion of Consequential Damages, entitled to be indemnified by an insurer under an insurance policy required by Appendix 11 Insurance (other than under the Project E&O Policy, if any, as defined in Section 2 of Appendix 11-2), such that the intent of the aforesaid exclusion of Consequential Damages is that it shall only operate to the extent that the Contractors liability for such Consequential Damages is an uninsured liability, such that if the Contractors liability for Consequential Damages is insured by a policy of insurance other than the EP E&O Policy then the Owner shall obtain the benefit of the proceeds of any such insurance that may be payable but for the aforesaid exclusion of Consequential Damages.

28.5   Exclusion of Warranties of Performance of the Project

28.5.1 Save and except express performance guarantees and warranties of performance of the Project that may be set out in Appendix 5 Performance Guarantees or Appendix 6
Compensation, the Contractor does not guarantee the performance characteristics or production from the completed Project. The Contractor shall, however, in consultation with the Owner use all reasonable efforts to obtain performance guarantees from each of the Trade Contractors to the extent practicable and economic for the scope of work of the Trade Contractors.

29.   DISPUTE RESOLUTION

29.1   General

29.1.1 All disputes, controversies, or claims arising out of or relating to any provision of this Contract or the interpretation, enforceability, performance, breach, termination, or validity hereof, including, without limitation, this GC 29 (collectively and individually referred to herein as a Dispute) shall be resolved in accordance with the provisions of this GC 29.

29.2   Resolution by Owners Representative

29.2.1 Decisions of the Owners Representative under the Contract will be final and binding on both Parties unless, within fourteen (14) days after the Owners Representative making a determination in writing under the Contract, either Party provides Notice to the other, and to the Owners Representative, disputing such decision. Such Notice shall identify the determination which is disputed, the reasons for disagreeing with the determination of the Owners Representative and summarizing the essential elements of the Partys position in relation to the determination, including the position which the Party believes is correct and the relevant facts and provisions of the Contract supporting its position.

29.2.2 If either Party files Notice of dispute of a determination by the Owners Representative pursuant to GC 29.2.1, then neither Party will be bound by the determination and the Dispute shall be resolved pursuant to GC 29.3.

29.3 Resolution by Negotiations

29.3.1 Any Dispute that cannot be resolved:
(a) by the Owner's representative pursuant to GC 29.2; or
(b) between the Owner's Representative and the Contractor's Project Manager within fourteen (14) days thereafter shall be referred, by Notice signed by the Owners Representative and the Contractors Project Manager, or signed by either one of them, to the chief executive officer (or his designate) of the Contractor and the chief executive officer (or his designate) of the Owner for resolution. The designate of the chief executive officer in all cases shall be a senior executive of the Party who is, in the management hierarchy of that Party, in a management position senior to that of the Project Manager and the Project Sponsor in the case of the Contractor, and to that of the Owners Representative in the case of the Owner. If the Parties, negotiating in good faith, fail to reach an agreement within a reasonable period of time, not exceeding thirty (30) days or, in the case of Disputes over payment, fourteen (14) days after such referral, then the Dispute shall be submitted to mediation in accordance with GC 29.4.

29.4 Resolution by Mediation

29.4.1 Any Dispute that cannot be resolved pursuant to GC 29.2 or GC
29.3 shall, unless the Parties expressly agree to proceed directly to arbitration in accordance with GC 29.5, be referred to mediation under the rules of the British Columbia International Commercial Arbitration Centre (BCICAC). Mediation shall take place between the Owners chief executive officer, as the representative of the Owner, and the chief executive officer of the Contractor, as the representative of the Contractor. They shall each make themselves available at such times and such places for mediation as the mediator in his or her sole discretion may decide. Each Party shall bear its own costs of the mediation together with one-half of both the mediators costs and the charges of the BCICAC in respect to the mediation.

29.4.2 If mediation does not resolve the dispute between the Parties within sixty (60) days after the appointment of the mediator, either Party may commence arbitration proceedings in accordance with GC 29.5, but only if the Party seeking to commence such proceeding has first obtained from the mediator written confirmation that it has made itself reasonably available and has made reasonable good faith efforts to resolve the dispute through mediation. To the extent allowed at law, neither the subject matter of the mediation nor any records, notes or other documents that were specifically produced only for use in, or created during, the mediation shall be admissible or referred to in any subsequent arbitration or litigation proceeding.

29.5 Resolution by Arbitration

29.5.1 Any Dispute that cannot be resolved pursuant to GC 29.2, GC 29.3 or GC 29.4 shall be referred to and finally resolved by arbitration under the rules of the BCICAC for domestic commercial arbitrations and
(a)	before a three (3) person arbitration tribunal if the
total of all amounts in dispute exceed $1,000,000; and
(b)	before a single arbitrator if the total of all amounts in
dispute is less than $1,000,000.

The award of the arbitrator(s) shall be final and binding upon both
Parties.

29.5.2 Notice of demand for arbitration shall be filed with the other Party and with the BCICAC. Any demand for arbitration shall be made within the time beyond which legal or equitable proceedings based on such Dispute would be barred by any Applicable Laws.

29.5.3 The appointing authority shall be the BCICAC.

29.5.4 The case shall be administered by the BCICAC in accordance with its Procedures for Cases under the BCICAC Rules.

29.5.5 In case of arbitration before a single arbitrator, the Parties shall agree on the arbitrator or, failing agreement, the arbitrator will be appointed in accordance with the rules of the BCICAC.

29.5.6 In case of arbitration before a three-person panel, each Party shall have the right to designate an arbitrator of its choice, who need not be from the BCICACs panel of arbitrators but who shall be independent of and not act as an advocate for either Party. Such designation shall be made by Notice to the other Party and to the Association within the time limits specified in the BCICAC rules. The arbitrators designated by the Parties shall designate a third arbitrator, who shall have a background and experience in both arbitrations and legal or judicial matters, within the time period prescribed in the rules of the BCICAC. If the two (2) arbitrators cannot or do not select a third independent arbitrator within such period, either Party may apply to the BCICAC for the purpose of appointing any person listed with the BCICAC as the third independent arbitrator whether or not that person has the requisite technical qualifications and experience.

29.5.7 No one shall be nominated or appointed to act as an arbitrator who is in any way financially interested in the performance of the Services or the Project or in the business affairs of either the Owner, the Contractor, or any consultant, subconsultant or subcontractor of any of them.

29.5.8 Subject to GC 29.5.6, unless the Parties otherwise agree in writing, every arbitrator shall be knowledgeable and experienced in the design and construction of mine process plants comparable to the Project.

29.5.9 The arbitrator(s) shall have the power to amend or vary the rules of the BCICAC, including rules relating to time limits, by agreement of the Parties or, failing agreement, as the arbitrator(s) consider appropriate and necessary in the circumstances.

29.5.10 Unless the Parties otherwise agree in writing, the place of arbitration shall be Vancouver, British Columbia, Canada. The place of the arbitration hearings shall be in such location as the Parties and arbitrator(s) may agree or, failing unanimous agreement, in Vancouver, British Columbia.

29.5.11 The Parties agree that, notwithstanding the rules of the BCICAC, the arbitrators in any arbitration shall apply the law of the Province of Ontario as the governing law applicable to this Contract.

29.5.12 This agreement to arbitrate shall be specifically enforceable.

29.5.13 Any award rendered by the arbitrators shall be final, and judgment may be entered upon it in accordance with Applicable Law in any court having jurisdiction thereof.

29.5.14 Unless the Parties otherwise agree, all arbitral proceedings will be consolidated into a single arbitration to be held after the Notice of Provisional Acceptance has been issued.

29.5.15 The Parties shall proceed with the arbitration expeditiously and shall conclude all proceedings thereunder, including any hearing, in order that a decision may be rendered as soon as practicably possible, given the nature and magnitude of the dispute.

29.5.16 If it is determined, either by agreement of the Parties or through arbitration, that:
(a)the Contractor has received payment from the Owner in excess of that to which the Contractor is entitled under the Contract, the Contractor shall promptly refund the amount of such excess payment together with interest thereon at the Prime Rate in effect from time to time plus two percent (2%) per annum, from the day following the date of such payment until the date of full refund to the Owner; and
(b)the Contractor has not received payment from the Owner of an amount that was due when it was due, the Owner shall pay or cause to be paid to the Contractor within thirty (30) days after the final arbitration award is made such withheld amount together with interest thereon at the Prime Rate in effect from time to time plus two percent (2%) per annum, from the day following the date on which such payment is determined to have been unduly withheld (as so determined) until the date of payment in full to the Contractor.

29.5.17 Compliance with the requirements of this GC 29.5 in respect of a Dispute is a condition precedent to commencement of litigation in respect of that Dispute.

29.6 Consolidation of Arbitrations

29.6.1 If the Owner (or any corporate affiliate of the Owner) is or becomes involved in any arbitration proceeding with any corporate affiliate of the Contractor , all such arbitrations shall be consolidated or joined with the other arbitration or arbitrations such that all disputes between the Owner (or any corporate affiliate of the Owner) and either or both the Contractor and any corporate affiliate of the Contractor, be resolved by a single arbitral tribunal.

29.7 Dispute Resolution Not to Delay Performance

29.7.1 Unless otherwise agreed in writing, the Contractor shall diligently continue to perform the Services during the pendency of any Disputes or arbitration proceedings so long as all amounts payable to the Contractor hereunder have been paid which are not subject to a dispute by the Owner in good faith, for reasons stated in writing with reasonable particularity.

30. MEDIA RELEASES AND CONFIDENTIALITY

30.1 Media Release

30.1.1 The Contractor shall not advertise or issue any information, publication, document or article (including photographs or film) for publication or media releases or other publicity relating to the Project, this Contract or the Owners business and activities without the prior written approval of the Owner except as may be required by Applicable Laws.

30.1.2 The Contractor shall refer to the Owner any enquiries from the media concerning the Project, this Contract or the Owners business and activities.

30.2 Confidentiality

30.2.1 The Contractor shall not, and shall ensure that the Contract Personnel do not, without the prior written approval of the Owner:
(a) use Confidential Information other than as necessary for the performance of the Services; or
(b)disclose Confidential Information, other than to the extent required by a court of law, government department or regulatory Governmental Authority having jurisdiction over the Contractor or pursuant to any Applicable Laws. The Contractor shall promptly notify in writing the Owner of any requirement to use or disclose Confidential Information.

30.2.2 The Contractor shall, within seven (7) days of a written direction by the Owners Representative to do so, return or destroy all Confidential Information in the Contractors possession, custody or control, save that the Contractor may keep one copy of the Confidential Information in accordance with the confidentiality obligations of this Contract.

31. NOTICES AND COMMUNICATIONS

31.1 Method of Notice

31.1.1 Any Notice pursuant to the terms and conditions of this Contract shall be in writing and
(a) delivered personally, (b) sent by a recognized express mail or courier service, with delivery receipt requested, or (c) sent by confirmed facsimile transmission with telephonic confirmation, to the addresses of the Owners Representative and the Contractor in the Agreement.

31.2 Effectiveness of Notices

31.2.1 Any Notice given under the Contract shall be considered as having been made if mailed by registered prepaid mail, actually delivered, or sent by fax to the recipient at either the addresses or fax numbers stated in the Contract or any substitute address of which the Party sending the Notice has had prior Notice as provided for in the Contract. Any such Notice shall be deemed to have been given at the time it is delivered by hand, or if mailed as aforesaid then within four
(4) calendar days after the date of mailing if mailed in Canada and seven (7) days after the date of mailing if mailed outside of Canada, or if sent by fax then on the date it is transmitted prior to 4:00 p.m. at the place of receipt, otherwise on the morning of the following day.

31.2.2 To be effective, Notices and all formal communications under the Contract shall be in writing and mailed, delivered or transmitted by facsimile transmission, and shall be signed by an authorized representative of the Party.

31.2.3 Although the Parties may use E-mails for day to day communications, E-mails shall not be used for and shall not constitute Notices under the Contract where the Contract expressly requires that a Notice be given, including for Claims, Application for Payments, Events of Force Majeure, and termination.

31.2.4 Verbal communications shall not constitute formal communication or Notice under the Contract and neither Party has any obligation to act on any verbal communication or instruction unless and until it is confirmed in writing. Any action taken by a Party based on verbal communications, instructions or assurances shall be at that Partys sole risk and shall be without liability to or recourse against the other Party.

31.3   Change of Address

31.3.1 A Party may, from time to time, give Notice to the other Party of any change to its address.

32.   NOTIFICATION OF CLAIMS

32.1   Notices of Claims

32.1.1 Except for Claims for:
(a) payment under GC 18 of the original Fee specified in the Contract; or
(b) a variation to the Scope of Services instructed in accordance with GC 15, the Contractor shall give the Owners Representative the Notices required by GC 32.2 if it wishes to make a Claim against the Owner in respect of any direction by the Owners Representative (including a Claim that the direction is a variation to the Scope of Services under GC 15 notwithstanding that it may not have been expressly described as such) or any other fact, matter or thing (including a breach of the Contract by the Owner) under, arising out of, or in any way in connection with, the Project or the Contract, including anything in respect of which:
(c)   it is otherwise given an express entitlement under the Contract;
or
(d)   the Contract expressly provides that:
(i)   specified costs are to be added to the Fee; or
(ii) the Fee will be otherwise increased or adjusted, as determined by the Owners Representative.

32.2   Prescribed Notices

32.2.1 The Notices referred to in GC 32.1 are:
(a) a Notice within fourteen (14) days of the first occurrence of the direction or other fact, matter or thing upon which the Claim is based, expressly specifying:
(i)   that the Contractor proposes to make a Claim; and
(ii) the direction or other fact, matter or thing upon which the Claim will be based; and
(b) a written Claim within twenty-one (21) days of giving the Notice under GC 32.2.1(a), which shall include:
(i) detailed particulars concerning the direction or other fact, matter or thing upon which the Claim is based;
(ii) the legal basis for the Claim, whether based on a term of the Contract or otherwise, and if based on a term of the Contract, clearly identifying the specific term;
(iii) the facts relied upon in support of the Claim in sufficient detail to permit verification; and
(iv)   details of the amount claimed and how it has been calculated.

32.3   Continuing Events

32.3.1 If the direction or fact, matter or thing upon which the Claim under GC 32.1 is based or the consequences of the direction or fact, matter or thing are continuing, the Contractor shall continue to give the information required by GC 32.2.1(b) every twenty-eight (28) days after the written Claim under GC 32.2.1(b) (as the case may be) was required to be given to the Owners Representative, until after the direction or fact, matter or thing upon which the Claim is based, has, or the consequences thereof have, ceased.

32.4   Time Bar

32.4.1 If the Contractor fails to comply with GC 32.1, GC 32.2 or GC
32.3:
(a) the Owner will not be liable (insofar as it is possible to exclude such liability) upon any Claim by the Contractor; and
(b) the Contractor will be absolutely barred from making any Claim against the Owner, arising out of, or in any way in connection with, the relevant direction or fact, matter or thing (as the case may be) to which GC 32.1 applies.

32.5   Other Provisions Unaffected

32.5.1 Nothing in GC 32.1 to GC 32.4 will limit the operation or effect of any other provision of the Contract which requires the Contractor to give Notice to the Owners Representative in order to preserve an entitlement to make a Claim against the Owner.

33.   GENERAL

33.1   Nature of Relationship and Contractor as Agent

33.1.1 Subject to GC 33.1.3, nothing in this Contract constitutes a joint venture, partnership or other fiduciary relationship between the Owner and the Contractor.

33.1.2 The Contractor acknowledges and agrees that it has no authority to bind the Owner in respect to any commitments, obligations or liabilities to Governmental Authorities or under Applicable Laws.

33.1.3 The Owner appoints the Contractor as its limited agent to act in the Owners name in accordance with and subject to the terms of this Contract, provided however that:
(a)	such agency and authority is solely for the purpose of and
limited to entering into the Trade Contracts;
(b)	in soliciting bids from and negotiating with prospective Trade
Contractors, and in entering into the Trade Contracts, the Contractor shall do so in the name of and as disclosed agent for the Owner;
(c)	where the Contractor has entered into Trade Contracts as
disclosed agent for the Owner, the Contractor shall not act outside the scope of the authority conferred on it under this Contract;
(d)	the Contractor shall at all times conform to and comply strictly with, and shall ensure that anything and everything it does as agent for and in the name of the Owner conforms to and complies strictly with, all requirements of this Contract, all Applicable Laws, the Permits, Licences and Approvals, and the requirements of all relevant Government
Authorities; and
(e)	promptly remove or instruct the relevant Trade Contractor to remove from the Site and replace or re-execute defective work that has been rejected by the Owner or the Contractor as failing to conform to the requirements of this Contract or the Trade Contracts, whether or not the defective work has been incorporated into the Project and whether or not the defect is the result of poor design, poor workmanship, use of defective products, or damage through carelessness or other act or omission of the Trade Contractor(s), and the Contractor shall use all reasonable efforts to backcharge and hold responsible the relevant Trade Contractor for the replacement or re-execution of such defective work.

33.1.4 In the administration of the Trade Contracts, the Contractor shall at all times represent and protect the interest of the Owner and diligently enforce such Trade Contracts for, on behalf of, and in the best interest of the Owner, and in accordance with the directions in writing of the Owners Representative from time to time. This GC 33.1.4 shall survive Final Acceptance.

33.1.5 The Contractor shall enforce Trade Contracts strictly in accordance with their terms, and shall not waive any provisions, authorize any extras or agree to any changes except in each instance with the prior written consent of the Owners Representative.

33.2 Variation and Waivers in Writing

33.2.1 This Contract may only be varied, or its provisions waived, in writing by the Owner and the Contractor.

33.2.2 The non-exercise of, or a delay in exercising, any power or right of a Party does not operate as a waiver of that power or right, nor does any single exercise of a power or right preclude any other or further exercise of it or the exercise of any other power or right by that Party or Contractor.

33.2.3 A power or right of a Party may only be waived in writing by the Party.

33.3 Contractor More than One Person

33.3.1 Where the Contractor includes more than one Person, the terms, conditions and warranties of this Contract will bind all such Persons jointly and each of them severally and the Persons comprising the Contractor will be jointly and severally entitled to the benefits and rights conferred by this Contract.

33.3.2 Where the Contractor comprises more than one Person or the Contractor is otherwise jointly or severally liable to the Owner with any other Person (whether in contract, in tort for negligence or otherwise), each Person comprising the Contractor (Other):
(a) warrants that it will be responsible to the Owner for the acts and omissions (including breaches of the Contract) of the Other as if those acts and omissions were its own;
(b) for the purposes of GC 33.3.2(a) warrants that it will:
(i)	review all of the activities of the Other under or
in connection with the Contract or the performance of the
Project ("Other's Activities"); and
(ii)	identify and rectify all errors or defects in or
omissions from the Other's Activities or any other aspect
of the Other's Activities which are not in accordance with
the Contract;
(c)	unconditionally and irrevocably guarantees to the
Owner that the Other will discharge all of its liabilities
to the Owner arising out of or in connection with the
Other's Activities ("Other's Liabilities");
(d)	unconditionally undertakes to pay to the Owner on demand
any amount demanded in writing by the Owner on account of the
Other's Liabilities to the extent that they have not been
discharged by the Other; and
(e)	as a separate, additional and primary liability,
unconditionally and irrevocably indemnifies the Owner from and against all costs, expenses, losses and damages incurred or suffered by the Owner as a result of or in connection with:
(i)	the Other's Activities or the Other's Liabilities; or
(ii)	a breach of the warranty in GC 33.3.2 or a failure
by the Person to perform any of its obligations under this GC 33.3.

33.3.3 The liability of a Party under GC 33.3.2(c), GC 33.3.2(d) or GC 33.3.2(e) will not be affected by any act, omission, matter or thing that would otherwise operate in law or in equity to reduce or release the Party from that liability.

33.3.4 Without limitation, the liability of a Party referred to in GC
33.3.3 will not be affected by:
(a) the granting by the Owner of time, waiver, indulgence or concession or the making of any composition or compromise;
(b) the Owner forbearing to enforce or neglecting to exercise any right against the Other;
(c) any laches, acquiescence or other act, neglect, default, omission or mistake by the Owner;
(d) any variation of any of the obligations and liabilities under the Contract, made either with or without the knowledge of the Party;
(e)   the release of any of the obligations and liabilities under the
Contract;
(f) any failure by the Owner to disclose to the Party any fact, circumstance or event relating to the Contract at any time; or
(g) the default, insolvency, external administration or any other financial difficulty of the Other or a Person becoming a controller of the Others property (or part), or the Other having communications with its creditors with a view to entering into any form of compromise, arrangement or moratorium of any debts whether formal or informal.

33.4   Entire Agreement

33.4.1 Except as may subsequently be agreed between the Parties, this Contract constitutes the entire agreement between the Parties in respect of its subject matter and supersedes all prior agreements, quotation requests, understandings, representations, warranties, promises, statements, negotiations, letters and documents in respect of its subject matter (if any) made or given prior to the Date of Contract.

33.5   Language of Contract

33.5.1 Unless the Parties otherwise agree, all communications between the Parties and all documents prepared by the Contractor for the Owners use under this Contract shall be in English.

33.6 Violation of Law of Another Jurisdiction

33.6.1 If this Contract is intended to be performed in more than one jurisdiction, and its performance would be a violation of the Applicable Laws of a jurisdiction where it is intended to be performed, this Contract is binding in those jurisdictions in which it is valid and the Parties will use their reasonable endeavours to re-negotiate and amend this Contract so that its performance does not involve a violation of the Applicable Laws of the jurisdiction where its performance would be a violation.

33.7 Violation of Laws Governing Corrupt Practices

33.7.1 The Contractor shall comply with all Applicable Laws governing or relating to corrupt business practices, including in addition to the Applicable Laws of Venezuela all laws, statutes, by-laws, rules, regulations, codes, ordinances, decrees, administrative interpretations, guidelines, policies or orders governing or relating to corrupt business practices in effect in Venezuela and, whether they would otherwise apply or not, in effect in Canada, in any Canadian province, in the United States of America, in any state of the United States of America or either in effect or enforced by the World Bank.

33.7.2 Without limiting but in addition to the requirements of GC 33.7.1, each Party hereby covenants and agrees to comply, and to cause its affiliates and subcontractors to comply, with all Applicable Laws applicable to the Parties in respect of the matters contemplated under this Contract and to take no actions, and to cause its affiliates and subcontractors and personnel to take no actions, of any nature which would contravene any of such Applicable Laws or which would contravene any provision of any Applicable Laws in Venezuela in respect of corruption, the United States Foreign Corrupt Practices Act, the Canadian Corruption of Foreign Public Officials Act, or the Criminal Code of Canada (collectively all of the foregoing the Anti-Corruption Legislation) including, without limitation, offering or paying or giving anything of value except as permitted by Applicable Laws, either directly or indirectly, to an officer or employee of any Governmental Authority, or any Person acting in an official capacity for or on behalf of any Governmental Authority, or of any political party or to any candidate for political office for the purpose of influencing an act or decision in his or her official capacity, or inducing him or her to do or omit to do any act in violation of his or her lawful duty or to use his or her influence with any government, in order to assist a Party or any of their respective affiliates in obtaining or retaining business, or an advantage in the course of business, for or with, or directing business to, any Person.

33.7.3 The Contractor acknowledges and agrees that the Contractor and each of its affiliates and subcontractors is an independent contractor and is not a legal representative or agent of the Owner or of any of its affiliates for any purpose other than for administering the Trade Contracts strictly in accordance with their terms, and does not have the right or authority to incur, assume or create, in writing or otherwise, any warranty, liability or obligation, express or implied, in the name or on behalf of the Owner or any of its affiliates for any purpose including, without limitation, in any manner that would or could result in a violation or contravention of the provisions of any of the Anti-
Corruption Legislation. The Contractor agrees that if it at any time receives any request relating to the Owner or any of its affiliates or the Project that the Contractor reasonably believes may constitute a violation of any Applicable Law (including any of the Anti-Corruption Legislation), the Contractor shall promptly notify the Owner and shall provide it with all relevant particulars respecting that request.

33.7.4 All payments to the Contractor under this Contract will be solely by check or bank transfer and no payment will be in cash, by bearer instrument or made to any Person other than the Contractor.

33.7.5 The Contractor represents that it is familiar with the provisions of the Anti-Corruption Legislation and their purposes, and without limiting the foregoing is familiar with the provisions that prohibits the payment or giving of anything of value, either directly or indirectly, to an official of a foreign government or of any Governmental Authority for the purpose of influencing an act or decision in his official capacity, or inducing him to use his influence with the foreign government, to assist a company in obtaining or retaining business, or an advantage in the course of business, for or with, or directing business to, any Person.

33.7.6 The Contractor further represents and covenants that none of the Contractors partners, owners, principals and staff members are officials, officers or representatives of any Governmental Authority, and that no part of the compensation to be provided to the Contractor under this Contract will be accepted or used by the Contractor for any purpose, nor will it take any action which would constitute a violation of any law of the various jurisdictions in which it performs services or of Venezuela, the United States or Canada, including the Anti-Corruption Legislation. For its part, the Owner represents and covenants that it does not desire and will not request any service or action by the Contractor that would or might constitute any such violation.

33.7.7 The Contractor agrees to provide full disclosure of the existence and terms of this Contract and any subcontract at any time and for any reason to whomever the Owner determines has a legitimate need to know such terms for purposes of complying with this GC 33.7 including the governments of Venezuela, the United States, and Canada.

33.7.8 The Contractor acknowledges, and the Owner represents, that no agent or employee of the Owner shall have authority to give any express or implied direction, whether written or oral, authorizing the Contractor to make any commitment to any third party on behalf of the Owner in violation of the terms of this Contract.

33.7.9 Violation of this GC 33.7 may be deemed by the Owner to be a material breach of this Contract and any other contract with the Owner and subject all contracts with the Contractor and its affiliates to immediate termination for default, as well as any other remedies at law or in equity.

33.7.10 In addition to all other indemnities under the Contract, each of the Owner and Contractor agree to and shall indemnify and hold the other harmless from any and all damages, costs, expense and liabilities that they may incur as a result of a breach by the other Party of the requirements of this GC 33.7, and any limitation of liability in the Contract shall not apply to the obligations under this indemnity.

33.8 Conflicts and Mitigation of Conflicts by Contractor

33.8.1 The Contractor shall comply strictly with the requirements of Appendix 18 Conflict Mitigation Protocol.

33.8.2 Breach by the Contractor of the requirements of Appendix 18 shall be deemed to cause the Owner irreparable harm and entitle the Owner, at the Owners sole discretion, to terminate the Contract for cause pursuant to GC 26.5 after Notice to the Contractor of such breach and without providing for a period of time or opportunity for the Contractor to cure such breach.

33.8.3 The Contractor shall, subject to meeting its professional obligations and complying with Applicable Laws and the requirements of Governmental Authorities, act at all times in the best interest of the Owner, consistent with the standard of care set out in GC 3.3.3. If the Contractor at any time becomes aware of facts or circumstances that may require the Contractor to act other than in the best interest of the Owner, the Contractor shall promptly give Notice of the same to the Owner, which Notice shall include the facts and circumstances that gave rise to the conflict of interest, the nature of the conflict and the steps that the Contractor has taken or is taking to mitigate and resolve such conflict. To the extent that it is reasonably able to do so, the Contractor shall take all measures and steps which the Owner may reasonably require to mitigate and resolve such conflict to the satisfaction of the Owner.

33.8.4 The Contractor shall give Notice to the Owner and obtain the Owners written consent before the Contractor, its directors, officers or employees, provide any advice to, or act for, or are retained by any one or more of the Trade Contractors or the Other Contractors engaged or employed by the Owner in respect of the Project.

33.9 Survivorship

33.9.1 The provisions set out in GC 3.3, GC 3.5, GC 10.2, GC 18.16, GC 25, GC 26.10, GC 26.11, GC 27, GC 28 and GC 29, and all limitations of liability and rights accrued prior to completion, termination, or expiration of the Contract, will not merge on completion, termination, or expiration of the Contract, but will continue in full force and effect after any termination or expiration of this Contract as will any other provision of this Contract which expressly or by implication from its nature is intended to survive the termination or expiration of this Contract.

33.10 Application of this Contract and Retroactive Effect

33.10.1 This Contract applies to the performance of the Parties obligations under this Contract whether performed before, on or after the Date of Contract.

33.10.2 Any work or services provided by Contractor to Owner prior to the Date of Contract which relate to the Project shall be deemed to be part of the Services under this Contract, and shall be governed by and subject to this Contract. If there are any conflicts between the provisions of this Contract and any prior agreements between the Parties with respect to the Services, this Contract shall govern. Any payment by the Owner to the Contractor prior to the Date of Contract for any of the Services performed prior to the Date of Contract shall be deemed to be payments hereunder and reconciled with the payment terms of the Contract.

33.11 Compliance with Law

33.11.1 The Contractor shall:
(a)	comply with Applicable Laws in performing its obligations
under this Contract;
(b)	obtain all approvals from all Authorities required for the
use, design, construction, operation and maintenance of the Project and give the Owner copies of all relevant documents issued by Authorities; and
(c)	supply the Owner with all information in connection with the
Project that may be necessary to enable the Owner to comply with any Applicable Laws.

33.11.2 The Contractor is solely responsible for the performance of its obligations under GC 33.11.1. This obligation is not affected by any approval given by the Owner, the Owners Representative or any Governmental Authority.

33.12 Severability

33.12.1 The invalidity or unenforceability of any portion or provision of this Contract shall in no way affect the validity or enforceability of any other portion or provision hereof. If any provision, or portion thereof, of this Contract shall be found to be void, invalid, illegal or unenforceable in any respect by a court or other lawful authority of competent jurisdiction, then this Contract shall continue in full force and effect with respect to the remaining provisions without their being impaired or invalidated in any way, and any such void, invalid, illegal or non-enforceable provision shall be deemed stricken and, to the extent permitted by law, be replaced by a provision which, being valid, comes closest to the intention underlying the void, invalid, illegal or unenforceable provision. Notwithstanding the foregoing, if the effect of any finding by a court or other lawful authority of competent jurisdiction that this Contract is void, invalid, illegal or unenforceable, is that either Party is denied substantially the benefit bargained for, then this Contract shall be deemed to have been frustrated, unless the Parties agree on a mutually satisfactory amendment to cure the problem within a time which is reasonable in all of the circumstances, and in this regard, the Parties undertake to negotiate in good faith for the same purpose.

APPENDIX 2
SCOPE OF SERVICES-CA

SCOPE OF SERVICES
                                                               Page

1. DEFINITIONS AND INTERPRETATION.................................1

1.1  Definitions................................................. 1


2. GENERAL........................................................1


2.1  Project Objective............................................ 1
2.2  General Scope of Services.................................... 1
2.3  Excluded Services............................................ 4


3. PROJECT MANA GEMENT SERVICES....................................4

3.1  General...................................................... 4
3.2  Quality Assurance............................................ 6
3.3  Project Controls............................................. 6

4. DETAILED DESIGN AND ENGINEERING SERVICES........................6

4.1  General...................................................... 6
4.2  Process Engineering Design................................... 8
4.3  General Engineering Disciplines.............................. 9
4.4  Geotechnical Engineering..................................... 9
4.5  Environmental Engineering................................... 11


5. ENGINEERING DESIGN DELIVERABLES................................13

5.2  Process Engineering Deliverables.............................16
5.3  Design Engineering Discipline Deliverables.................. 16
5.4  Geotechnical Engineering Deliverables....................... 17
5.5  Environmental Engineering Deliverables...................... 17

6. PROCUREMENT SERVICES...........................................18

6.1  General..................................................... 18
6.2  Purchasing.................................................. 19
6.3  Contract Formation and Management........................... 20
6.4  Inspection, Expediting and Transportation................... 21

7. PROCUREMENT DELIVERABLES.......................................22

8. PROJECT DEFINITION PHASE.......................................22

8.1  General..................................................... 22
8.2  Development of Project Procedures and Standards............. 23
8.3  Development of Project Definition Document.................. 23
8.4  Design Review............................................... 24
8.5  Discipline Engineering...................................... 27
8.6  Development of a Detailed Project Execution Plan............ 30
8.7  Development of a Detailed Project Completion Schedule....... 31
8.8  Development of a Comprehensive Procurement Strategy......... 31
8.9  Development of Definitive Project Budget.................... 34
8.10 Development of an Environmental Health and Safety (EHS)
     Program..................................................... 34
8.11 Development of a Project QA/QC Program...................... 39
8.12 Development of Project Controls System...................... 43
8.13 Development of a Project Cash Flow Strategy................. 50
8.14 Development of a Construction Labour Management Plan........ 50
8.15 Development of a Strategy for Electronic Data Management.... 52
8.16 Development of Strategy for Communications.................. 52

9. PROJECT EXECUTION PHASE........................................52

9.1  Overall Project Management.................................. 52
9.2  Detailed Design and Engineering..............................53
9.3  IT and Telecommunications [Intentionally deleted]........... 64
9.4  Geotechnical Engineering and Water Management Study......... 64
9.5  Environmental Engineering................................... 66
9.6  Procurement and Contract Management......................... 68
9.7  [Intentionally deleted]..................................... 79
9.8  O&M Manuals................................................. 79
9.9  Training.................................................... 79

10. LOCAL CONTENT AND INDIGENOUS PEOPLES PLAN.....................79

10.1  Local Content and Socio-Economic Development............... 79

11. PROTECTION OF THE ENVIRONMENT.................................80

11.1  General.................................................... 80
11.2  [Intentionally deleted].................................... 82

12. QUALITY ASSURANCE.............................................82

12.1  General Requirements....................................... 82
12.2  Quality Assurance Plan..................................... 83

13. HUMAN RESOURCES AND INDUSTRIAL RELATIONS PLAN.................85

13.1  General.................................................... 85
13.2  Human Resources and Industrial Relations Plan Requirements. 86

14. AUDIT OF PLAN COMPLIANCE AND PROJECT CONTROL..................88

14.1  General.................................................... 88

SCOPE OF SERVICES

1.   DEFINITIONS AND INTERPRETATION

1.1   Definitions

1.1.1 Where used in this Appendix 2, the following terms have the following meanings unless the context otherwise requires:
(a) Project Definition Phase means the Services to be provided by the Contractor as described in section 8.
(b) Project Execution Phase means the Services to be provided by the Contractor after delivery by the Owner to the Contractor of the Notice to Proceed with Project Execution (or a notice to proceed with any part thereof), all as described in Section 9.
(c) CM Consultant Contract means the contract between a corporate affiliate of the Owner and the CM Consultant for the provision of services other than the Services.

2.   GENERAL

2.1   Project Objective

2.1.1 The primary objective of the Project is to develop the Brisas project into a large scale open pit mine, copper concentrator, a gold processing plant, and all support facilities required to recover economic quantities of copper in the form of concentrate, and gold recovered with the copper concentrate and a gold dore.

2.1.2 The Project is located in the Km 88 mining region of the Bolivar State in Southeast Venezuela, and comprises a 70,000 metric tonne per day hard rock ore copper concentrator, with feeder systems for 6000 tonne per day oxide saprolite and 6000 tonne per day sulfide saprolite, a cyanide leaching circuit, carbon adsorption and stripping, electro-winning and melting process to produce a gold dore, a tailings dam, concentrate storage and load-out facilities, the initial set of pit dewatering wells, support facilities including mobile equipment shop, administration building, laboratory, maintenance facilities, warehouse and employee man camp, all as more particularly described in Appendix 3.

2.2   General Scope of Services

2.2.1 The Scope of Services hereunder for the Contractor is to provide for the detail engineering, procurement and other services to be performed outside of Venezuela (and for greater certainty, and notwithstanding any other provision of this Appendix 2, none of the Services shall be performed inside of Venezuela) as required to bring the Project into production. In addition, the Contractor is to perform outside of Venezuela the procurement (excluding, for greater certainty, field procurement) of all equipment, services and supplies necessary to complete construction, commissioning and start-up of the Project. Although the Contractor shall not perform any Services within Venezuela, nothing herein shall prevent the Contractor from attending meetings within Venezuela and attending site visits.

2.2.2 The Contractor shall be responsible for and provide all of the Services described in this Appendix 2. The description of various parts of the Services are from the Contractors proposal, and the Contractor represents and warrants that any existing Contractors policies, procedures and programs referenced herein are suitable for the Project and consistent with best industry practices for comparable North American projects.

2.2.3 Except for those specific activities that are expressly designated in this Contract to be performed by Trade Contractors, Other Contractors, or the CM Consultant, everything described herein shall be provided, performed and managed by the Contractor.

2.2.4 The Project will be executed in two distinct and sequential phases, namely:
(a)   Project Definition Phase; and
(b)   Project Execution Phase.

The Contractor will not, without the Owners prior written authorization in each case, perform any of the Project Execution Phase services unless and until the Owner at its discretion has determined to proceed with the Project through the Project Execution Phase with the Contractor, and has delivered to the Contractor the Notice to Proceed with the Project Execution Services.

2.2.5 The Services to be provided by the Contractor in each phase, and the manner in which they will be carried out, is described under Sections 8 and 9. Any Services described under any other section herein that are not specified to be provided during the Project Definition Phase or Project Execution Phase as described in Sections 8 and 9 shall be provided in both such phases unless the Owner otherwise directs.

2.2.6 After completion of the Project Definition Phase, the Owner will review the deliverables and Services of the Contractor and decide whether to proceed with the Contractor through the Project Execution Phase. The Contractor will not, without the Owners prior written authorization in each case, perform any of the Project Execution Phase services until after the Owner has determined whether to proceed with the Contractor through the Project Execution Phase and has given the Contractor written notice to proceed with the Project Execution Phase.

2.2.7 The general scope of the Services to be provided by the Contractor under this Contract comprises all design, engineering, procurement, project management, and all other professional services and related activities to be performed outside of Venezuela and described in or reasonably inferable from the Owners Requirements or other provisions of the Contract as necessary to obtain Industrial Completion, meet the Performance Guarantees and achieve Final Acceptance (subject only to those specific services that are to be provided by the CM Consultant under the CM Consultant Contract), including the following:
(a)   Plant Description;
(b)   Plant Design and Key Criteria;
(c)   Process Flow Sheets;
(d)   Plant Control Philosophy;
(e)   Piping & Instrumentation Diagrams;
(f)   Equipment Lists;
(g)   Instrument Lists;
(h)   Drawings and Specifications;
(i)   Single Line Diagrams;
(j)   Infrastructure and Utilities  design, descriptions and criteria;
(k)   Implementation Plan & Schedule;
(l)   Budgeting and cost estimating; and
(m)   Tender documents for Trade Contracts, and finalization of Trade
Contracts.

2.2.8 The object of the Contractors scope of Services is to design, engineer, procure, and provide to the Owner the professional Services and related activities required to ensure that the Project is suitable and fit for the purpose intended as such purpose is evident from the Contract, that conform to the requirements of the Contract, and that fully satisfy and meet all Performance Guarantees and all other requirements of the Contract. Anything (other than that part of the Project that is to be provided by Trade Contractors, Other Contractors, under the Trade Contracts or the CM Consultant Contract, or to be provided as Owner supply under Appendix 4 Owner Supply) not specifically described or specified in the Contract but nevertheless required to produce a fully functional and operating gold mine processing plant and related infrastructure and other facilities that achieve the Performance Guarantees, comply with the requirements of all Governmental Authorities, and required to meet Mining Industry Standards or conform to Prudent Industry Practice is included in the scope of the Project and is included in the scope of the Services.

2.2.9 The Contractor acknowledges and agrees that the Contract, including the Owners Requirements, establishes only the minimum criteria, standards and requirements which must be met by the Contractor in performing the Services and completing the Project and that the Contractor shall comply with and meet or exceed those criteria, standards and requirements as necessary to ensure that the Contractor achieves the Performance Guarantees and that the Project meets the intent of the Contract as a whole.

2.2.10 With regard to the Open Pit, however, the Contractor will only be responsible for:
(a)   the pit dewatering system;
(b) Services in respect of the timber clearing operations for pre-stripping the waste dump, including for salvaging and stockpiling all merchantable timber and for preparing contracts for the clearing and pre-stripping operations in the waste dump area; and
(c) integration and coordination of the performance of its Services with the Owner and with the other consultants and contractors of the Owner responsible for the design, engineering and development of the Open Pit.

2.3   Excluded Services

2.3.1 The following are excluded from the scope of the Services to be provided by the Contractor:
(a)   design of the Open Pit;
(b)   locating pit dewatering wells;
(c) procuring mining equipment for Open Pit operations (i.e. drills, shovels, trucks, bulldozers); and
(d)   any Services in respect of pre-stripping operations.

3.   PROJECT MANAGEMENT SERVICES

3.1   General

3.1.1 Contractor will provide overall project management services as required during the design, engineering, procurement, construction, commissioning and performance testing of the Project to complete the Project in accordance with the Contract, including to meet the Project Budget, Project Schedule and Performance Guarantees, and including the following:
(a)	Development and management of an integrated project organization composed of suitably qualified and experienced personnel to deliver the proposed services;
(b)	Preparation of:
(i)	A Project Definition Document;
(ii)	A Project Procedures/Work Instructions Manual;
(iii)	A Project Execution Plan;
(iv)	A Project Standards Manual;
(v)	A Project Execution Schedule; and
(vi)	Cash Flow Schedules as required.

(c)	Development and implementation of an overall Project
Control system (see also Project Controls below);
(d)	Provision of detailed monthly progress reports and related
information, including predicted cost and schedule variance
reports to the Owner;
(e)	Maintaining cost and accounting records as required by the
Owner;
(f)	Organizing and chairing a formal monthly project review
meeting with the Owner;
(g)	Scheduling and conducting progress meetings at which
Contractor, the Owner, third party consultants and Trade Contractors will discuss such matters as procedures, progress, safety performance, schedule interfaces and technical and environmental issues;
(h)	Coordination and liaison with CM Consultant to ensure that
 overall project objectives are accomplished;
(i)	Coordination and liaison with other design consultants,
and the Owner ;
(j)	Implementing, monitoring and enforcing a Project safety
plan that provides a safe workplace and meets the safety requirements set out in the Contract;
(k)	Ensuring that quality standards across the Project meet
the Owner's objectives; and
(l)	Organizing and reporting on periodic HAZOP and Fatal
Flaw reviews during the life of the Project.
(m)   Preparing a contract close-out report.

3.2   Quality Assurance

3.2.1 Contractor will implement a Project specific quality plan for the Project in accordance with its established, ISO compliant Quality Management System (QMS) and its associated Quality Policy Manual
QM-3801.

3.2.2 The Contractor confirms its QMS is certified to ISO 9001:2000 standards and covers the full range of services that the Contractor will deliver to the Owner for the Project, including project management, engineering, procurement, construction and commissioning services.

3.3   Project Controls

3.3.1 Contractor will implement a comprehensive and integrated project controls system for the Project, which will incorporate all essential control elements to provide a single interactive system for monitoring, variance reporting and cost/schedule forecasting.

3.3.2 The project controls system will utilize earned value methods for establishing progress, and will be based on a fully developed project work breakdown structure (WBS) agreed with the Owner. The system will be developed using Contractors PM+ integrated project management information system.

4.   DETAILED DESIGN AND ENGINEERING SERVICES

4.1   General

4.1.1 The Contractor will prepare, or cause to be prepared, all detailed engineering and design for all aspects of the Project and in all disciplines, including:
(a) Developing and implementing an adequate and suitable quality plan for design and engineering, including quality assurance program and quality control program, to ensure all design is executed at a high quality level resulting in reliability, ease of operability, low maintenance and low capital cost.
(b) Completing civil specifications and drawings, including roads and crossings, structural excavation, final grading and other necessary civil drawings.
(c) Preparing concrete specifications and drawings, including rebar, inserts, concrete details and other engineering information required for concrete construction.
(d) Preparing architectural specifications and drawings, including masonry, roofing, siding door and window schedules, finishes and other drawings required to detail the architectural requirements of the Project.
(e)	Finalising structural steel designs and preparing specifications and drawings to allow fabrication and construction of the required steelwork.
(f)	Producing mechanical equipment specifications and drawings in sufficient detail for the Contractor to prepare full and proper purchase requisitions and to allow fabrication and construction of equipment, tanks and plate work by Trade Contractors.
(g)	Completing piping specifications and drawings to permit the
fabrication and installation of piping systems by Trade Contractors.
(h)	Completing additional sketches/layouts as necessary, showing relationship between structures, equipment, foundations and piping and electrical routes to avoid interferences.
(i)	Preparing electrical detail drawings, specifications,
installation standards and instructions.
(j)	Completing instrument and control system drawings.
(k)	Preparing material take-offs and calculations from detailed
engineering drawings as necessary for budget and progress control purposes.
(l)	Reviewing, approving, cataloguing and distributing vendor
supplied drawings and data.
(m)	Preparing and assembling the drawings and technical data
needed for construction purposes and subcontract packages by Trade
Contractors.
(n)	Monitoring and consolidation and preparation of
'as-built' information.
(o)	Liaison with such other advisors, experts, consultants
and specialists as may, from time to time, be employed or
engaged by the Owner.
(p)	Developing and documenting requirements for necessary
fuels, lubricants, reagents and spares for Commissioning and start-up activities. These requirements will be reviewed by the Owner's fuel and lubricant supplier and other suppliers, who may, as appropriate, provide recommended equivalents for these fuels, lubricants, reagents and spares. The Contractor will, if required, review the recommended equivalents with the Vendors and other Trade Contractors as applicable and confirm that the recommended equivalents are acceptable substitutions or, if not acceptable, will recommend equivalents that are stocked and available from the Owner's fuel and lubricant supplier and other suppliers to minimize the use of different fuels, lubricants, reagents and spares at Site.

4.2   Process Engineering Design

4.2.1   Contractor will provide all process engineering and design.

4.2.2 Process engineering will be responsible for mass balance calculation confirmation, process equipment selection, providing process requirements to design, and providing operating dimension to plant layout and input for operability and maintenance access. It will review the available metallurgical information and testwork where required, propose modifications, and where beneficial, incorporate the relevant data in the design. The cost of obtaining any additional metallurgical information and performing any additional metallurgical tests that may be reasonably required by the Contractor and are authorized by the Owner will be charged directly to the Owner. Process engineering will also:
(a)   Establish final Process Design Criteria during the Project
Definition Phase;
(b) Provide process related equipment performance specifications and data sheets;
(c) Provide data for the preparation of performance specifications for major fixed price and/or turn key contract packages;
(d) Prepare the final Process Flowsheet Diagrams (PFDs) including process criteria, mass/utility balances and the like;
(e)   Participate in HAZOP and Fatal Flaws reviews;
(f) Review and provide input to the Plant layout, including to avoid interference with and to allow flexibility for future expansion of the Plant (but this does not require inclusion or sizing of equipment for the Plant to accommodate future expansion);
(g)   Provide input to the Plant control philosophy;
(h)   Develop process sampling and laboratory control criteria;
(i) Provide technical bid evaluation of competitive bids for process equipment and make appropriate process recommendations for lump sum turn key contract packages;
(j)   Review process equipment vendor data;
(k)   Provide input to, and review, training manuals;
(l)   Provide process support to Construction activities;
(m)   Provide input to and assist with Pre-Commissioning; and
(n)   Provide assistance to Owners Commissioning Team.

4.3   General Engineering Disciplines

4.3.1 Contractor will provide detailed design and engineering services for the Project through a multi-discipline effort to provide all of the necessary design, engineering and technical services and data to enable the solicitation of competitive quotations for equipment, materials and construction contracts for the process plant and infrastructure. Engineering services will include:
(a) A review of the feasibility study to identify possible design improvements;
(b)   Input to kick-off and facilitated alignment sessions;
(c)   Input to the Project Definition Phase;
(d) Preparation of all engineering designs and design deliverable documents;
(e)   Development of a PDS 3D Model;
(f)   Participation in HAZOP and Fatal Flaw reviews;
(g)   Technical support for permitting applications;
(h) Preparation of engineering requisitions for inquiry and purchase of equipment, materials and services;
(i)   Review of vendor data;
(j)   Inter-departmental and inter-discipline coordination;
(k)   Participation in regular progress meetings;
(l)   Compliance with quality standards;
(m)   Assistance to field construction group during construction phase;
and
(n)   Preparation of As-Built drawings.

4.4   Geotechnical Engineering

4.4.1 Contractor through its Geo-Environmental Engineering Group will provide geotechnical design services for the design of all earthworks, including the major earthworks structures.

4.4.2 Develop the overall objectives of the geotechnical engineering, which will focus on the following basic areas:
(a) Review existing tailings storage facility (TSF) Feasibility Study design and provide improvement and changes for optimization;
(b) Carry-out detailed design of the starter dam and conceptual design of the subsequent dam raisings for the TSF;
(c) Review hydrology and water management designs and prepare the TSF and an overall site-wide water balance; and
(d) Review existing information, data and findings from previous geotechnical investigations and provide design recommendations for all project areas, including, but not necessarily limited to TSF, plant site, ore stockpile and quarry development designs, aggregate and borrow material sources, with the exception of the open pit.

4.4.3   Contractor will:
(a) Review and confirm/verify site topographic survey information for design purposes.
(b) Identify any data gaps and determine the requirements for carrying-out further geotechnical field investigations to supplement the existing database. If required, advise Owner and obtain authorization to perform such additional geotechnical field investigations as required for the proper engineering, design and construction of the Project. The cost of obtaining any additional geotechnical field investigations as may be reasonably required by the Contractor and authorized by the Owner will be charged directly to the Owner.
(c) Provide input to the kick-off and alignment sessions, as well as to the Project Definition Phase.
(d) Undertake geotechnical and hydrological analyses including stability, settlement, seepage and water balance calculations;
(e) Provide geotechnical engineering support to other team members engaged with permitting and regulatory support for the Project;
(f) Prepare detailed calculations for the Plant site foundations designs;
(g) Prepare design drawings and a geotechnical design report, suitable for third party review and for regulatory approval of dam designs;
(h)   Prepare quantity estimates;
(i)   Prepare geotechnical specifications;
(j)   Prepare drawings suitable for construction purposes;
(k) Prepare engineering requisitions, provide technical input into bid packages to obtain tender quotations for the construction of the major dams, including construction specifications, and assist in bid evaluations;
(l) Comply with quality standards and participate in HAZOP meetings, in particular with respect to the TSF design;
(m) Prepare As-Built drawings and a geotechnical report on TSF dam construction; and
(n)   Prepare operating manual for the TSF and water management system.

4.5   Environmental Engineering

4.5.1 Contractors environmental engineering group will be responsible for:
(a) Compliance with the Owners commitments as identified in the Projects Environmental and Social Impact Assessment (developed by the Owner), as well as other environmental documents;
(b) Reviewing design criteria (process, waste dumps, general infrastructure, tailings storage facility) to ensure environmental requirements are incorporated;
(c) Ensuring that the Site water management plan provides for the collection and management of potentially contaminated run-off separately from uncontaminated waters;
(d) Reviewing and participating in the development of site water balance(s) to ensure environmental inputs are fully accounted for, and that all discharge (quality and quantity) to the environment is properly controlled;
(e) Ensuring that environmental requirements, including mitigation measures, are incorporated into the detailed design of facilities, systems and processes to minimize environmental impacts;
(f) Through Contractors interactive design process, identifying and addressing additional impacts that may inadvertently arise in one area during operations and/or closure due to a design refinement to another area;
(g) Ensuring that the design addresses the requirements of all Applicable Laws, all Permits, Licences and Approvals, and all Governmental Authorities;
(h)   Considering community input in the design (as applicable);
(i) Ensuring all drawings issued for construction clearly identify the limits of clearing;
(j) Ensuring design drawings clearly identify environmental components and requirements; and
(k) Identifying environmental requirements on the basis of the operational characteristics of the Project.

4.5.2   Contractors environmental review will include the following:
(a) Identification of revisions that will reduce adverse impacts and result in environmental improvements;
(b) Review for compliance with Venezuelan standards and regulatory requirements; and
(c) Review for potential long-term environmental liabilities (e.g. closure considerations).

4.5.3 Contractor through its environmental team will also review and provide input on the following:
(a)   TSF design and operation;
(b)   TSF Seepage collection, treatment and discharge;
(c)   Waste rock dump design and operation, including runoff management;
(d)   Overall ARD management/control, if applicable;
(e)   Cyanide handling, storage and destruction;
(f) Site layout, with refining facility siting and the routing of pipelines, particularly through more sensitive areas (e.g., watercourse crossings);
(g) Plant layout and design, with the spill collection and containment system;
(h) Water management design and operation (site water balance, mine de-watering; surface water facilities, runoff ponds, the open pit diversion channel dykes, river diversion channel);
(i)   Effluent treatment/discharge;
(j)   Hazardous materials management (e.g., fuel, oils, solvents);
(k) Solid waste management and an on-site landfill site, if selected, and incineration; and
(l) Design of facilities such as the aggregate quarry, the access roads and the power transmission line.

4.5.4 In recommending changes or refinements to the design, the environmental group will identify where a change or refinement to one component of the design will result in changes to another component of design.

4.5.5 The Contractors Environmental Manager will also assume responsibility for reviewing any additional data acquired by the Owner during the design process. For example, if the Owner is obtaining data from the field, or if laboratories are conducting tests on acid rock drainage samples, the Environmental Manager will review the data provided by the laboratory and provide any recommendations or suggestions for design arising from the results. In this capacity, the Environmental Manager will oversee any monitoring which is conducted during the design phase and, on the basis of the monitoring results, identify environmental implications affecting the design or refinements to future monitoring activities.

4.5.6 Contractor will ensure continuity between the feasibility stage design and detailed design from an environmental perspective to ensure that all of the Owners commitments through the regulatory and project approval project, including those made to obtain Permits, Licences and Approvals, are reflected in Project design.

5.   ENGINEERING DESIGN DELIVERABLES

5.1.1   The engineering design deliverables are described in this
Section 5.

5.1.2 A summary of the approximate quantity of each type of deliverable to be provided by the Contractor for each engineering discipline is shown in Table 5.1. Deliverables specific to Tailings Facilities and Site Water Management are shown in Table 5.2. Items listed in Table 5.2 are included in Table 5.1.

5.1.3 The deliverables in Table 5.1 and Table 5.2 are not to be construed as limiting the scope of the Services, but provide the Contractors estimate of the deliverables as of the Date of Contract.

TABLE 5.1

TABLE 5.1
SUMMARY OF
DELIVERABLES
                                                                                                 Instru-
                         Geotech-  Equip-                   Build-                               menta-
                         nical &   ment/                    ing                   Arch-          tion &   Com-
Section/                 Hydrol-   Mechan-                  Ser-   Struc-         itec-  Elec-   Con-     muni-
Discipline      Process  ogy       ical     Piping  Layout  vices  tural.  Civil  tural  trical  trols    cations  TOTALS
-------------------------------------------------------------------------------------------------------------------------
                                                         Drawings
Size A0
(Layouts, GAs,
Details etc.)       0      24       171      156     141      72     319     101     72     280     64       32      1432

Size A0
(Flowsheets,
P&IDs)             22       0         0       27       0       2       0       3      0       0      0        0        54

Size A3
(Wiring & Conn.
Diagrams)           0       0         0       10       0       0       0       0      0     540     64       15       629

Size A3
( Loop
Diagrams)           0       0         0        0       0       0       0       0      0       0    691        0       691

Size A3
(Piping
ISOs)               0       0         0      302       0       0       0       0      0       0      0        0       302

Size A3
(Lists &
Schedules)          0       0         0       30       0       0       0       0      0       0     82       30       142

Size A4
(Data Sheets,
Pipe Supports.)   200       0        92      240       0       0       0       0      0      15     30        0       577
-------------------------------------------------------------------------------------------------------------------------
Total Drawings    222      24       263      765     141      74     319     104     72     835    931       77      3827
-------------------------------------------------------------------------------------------------------------------------
                                                                Documents
Studies,
Reports,
Narratives          2      13         0        0       0       4       2       0      0       5    692        1       719

Design
Criteria            1       2         1        1       1       1       1       1      1       1      1        1        13

Design
Briefs.             0       1         4        2       1       4       0       5      0       1     80        1        99

Lists &
Schedules           0       1         1        2       0       2       0       1      0       2      1        0        10

Equipment
Specifications     45       0        23        4       0       4       0      13      0      17     29       10       145

Installation
Specifications      0       8         2        2       0       8       2       7     23       5      2        1        60

Bills of
Material            0       5         5        2       0       5       2       4      1       8      1        0        33
-------------------------------------------------------------------------------------------------------------------------
Total Documents    48      30        36       13       2      28       7      31     25      39    806       14      1079
-------------------------------------------------------------------------------------------------------------------------


TABLE 5.2
SUMMARY OF ENGINEERING DELIVERABLES FOR
TAILINGS FACILITIES AND SITE WATER MANAGEMENT

Section / Discipline       Tailings Facilities         Site Water Management
----------------------------------------------------------------------------
                                               Drawings
Size A0 (Layouts, GAs,
Details etc)                        27                          10

Size A0 (Flowsheets,
P&IDs)                               1                           1

Size A3 (Wiring &
Conn. Diagrams)                      0                           0

Size A3 ( Loop
Diagrams)                            0                           0

Size A3 (Piping
ISOs)                                0                           0

Size A3 (Lists &
Schedules)                           0                           0

Size A4 (Data Sheets,
Pipe Supports.)                      0                           0
------------------------------------------------------------------
Total Drawings                      28                          11
------------------------------------------------------------------

                                              Documents
Studies, Reports,
Narratives                          13                           2

Design Criteria                      1                           1

Design Briefs.                       1                           0

Lists & Schedules                    1                           0

Equipment
Specifications                       1                           1

Installation
Specifications                       8                           0

Bills of Material                    6                           1
------------------------------------------------------------------
Total Documents                     31                           5
------------------------------------------------------------------

Note:	Deliverables in Table 5.2 are included in Table 5.1.

5.2 Process Engineering Deliverables

5.2.1 Process deliverables to be provided by the Contractor include the following:
(a) Final process design criteria;
(b) Mass and water balances;
(c) Calculations for sizing and design of critical process equipment;
(d) Process flowsheets;
(e) Equipment technical specifications for process equipment;
(f) Data sheets (excluding data sheets for tanks);
(g) Technical bid evaluations;
(h) Spare parts lists; and
(i) Input to the operations manuals.

5.3 Design Engineering Discipline Deliverables

5.3.1 Deliverables to be provided by the Contractor for the engineering disciplines include:
(a) 3D model of the process plant;
(b) Layout and general arrangement drawings;
(c) Detail drawings;
(d) Single-line diagrams;
(e) Wiring and connection diagrams;
(f) Instrument loop diagrams;
(g) Equipment lists;
(h) Cable schedules;
(i) Piping & instrumentation diagrams;
(j) Piping isometrics;
(k) Bills of material;
(l)   Design criteria;
(m)   Design briefs (calculations);
(n)   Reports and narratives;
(o)   Equipment and construction specifications;
(p) Equipment and construction contract requisitions for bids and purchase; and
(q)   As-built drawings.

5.4   Geotechnical Engineering Deliverables

5.4.1 Deliverables to be provided by the Contractor related to geotechnical engineering include:
(a)   Geotechnical design criteria;
(b)   Technical memoranda  geotechnical and water balance;
(c) Engineering requisitions, scope of work and construction specifications for tender packages;
(d)   Calculations for embankment design;
(e)   Quantity estimates for earthworks;
(f)   Detailed drawings;
(g)   As-built report; and
(h)   TSF operation manual.

5.5   Environmental Engineering Deliverables

5.5.1 Environmental Engineering deliverables to be provided by the Contractor include the incorporation of environmental requirements and enhancements into the design, including environmental input into the finalization of the water balance, and design of site water management facilities, the river diversion channel, the TSF (including seepage control systems), waste rock dumps and other infrastructure, including roads, transmission lines, plant site, solid waste management facilities, etc.

6.   PROCUREMENT SERVICES

6.1   General

6.1.1 Contractor will provide comprehensive procurement, materials management and contracting services that embrace a complete program for the purchasing, expediting, fabrication, inspection, quality assurance and delivery of equipment and materials, and the contracting for services for the Project.

6.1.2 All procurement services will be provided by Contractor as disclosed agent for the Compania Aurifera Brisas del Cuyuni, C.A., and all goods and equipment to be incorporated in the Project shall be imported in the name of Compania Aurifera Brisas del Cuyuni, C.A.

6.1.3   Procurement services to be provided include:
(a) The preparation of project procurement procedures covering all aspects related to procurement, contracting and materials management, including administration services;
(b) The preparation of equipment procurement and contracting plans identifying contract and procurement packages;
(c) The preparation, implementation and management of a procurement strategy to optimize the use of qualified Venezuelan business enterprises without compromising the objectives of the Project;
(d) The issue of pre-qualification documentation to the supplier community as necessary;
(e) The preparation and submission of bidders lists for approval by the Owner;
(f) The preparation and submission, for the Owners approval, of model Request for Bids documents;
(g) Issue Request for Bids for all bid packages, to a minimum of three bidders in each instance unless the Owner otherwise agrees in writing;
(h) The completion of bid evaluations and the preparation of commitment recommendations for the Owners approval, based on the lowest overall cost and technically acceptable bidders;
(i) The preparation, issue and execution of purchase orders and contracts;
(j)   The preparation of expediting and inspection plans;
(k)   The performance of the expediting and inspection functions;
(l) The preparation and implementation of material control and traffic plans for delivering Project materials, equipment and supplies directly to site and/or marshalling yards for transportation to site; and
(m)   The administration of contracts and purchase orders.

6.1.4 The procurement activities will be broken into three subcategories:
(a)   Purchasing (related to the buying of equipment/materials);
(b)   Contract Formation and Management; and
(c)   Shop Inspection, Expediting and Logistics.

6.2   Purchasing

6.2.1   Purchasing activities to be provided by the Contractor include:
(a)   Finalizing and using the commercial model Request for Quotation
(RFQ) documentation which incorporates Owner-approved standard terms and conditions, special conditions, instructions to tenderers, schedules and forms;
(b) Monitoring the procurement schedule and updating as required (in conjunction with overall project schedules);
(c) Preparing package procurement dictionaries, incorporating qualified suppliers in line with the Project requirements and submitting them for approval to the Owner;
(d)   Preparing and issuing RFQs to approved suppliers;
(e) In collaboration with the Owner, conducting information meetings for and with suppliers;
(f)   Receiving, opening and recording bids;
(g) Preparing commercial evaluation of bids and coordinating with Contractors Engineering Group for the technical evaluation of bids, negotiating pricing and commercial/ technical terms and conditions as appropriate and making final recommendations for award;
(h) Negotiating any adjustments which may be required prior to and after placement of a purchase order;
(i) Securing warranties and guarantees on behalf of the Owner and administering same up to completion of the Services;
(j)   Preparing and issuing purchase orders with Vendors;
(k)   Organizing and maintaining a list of deliverables for each Vendor;
(l)   Issuing monthly status reports;
(m)   Negotiating any back-charges and claims;
(n) Obtaining final certified drawings, operating and maintenance manuals and spare parts lists and effectively closing out purchase orders; and
(o) Establishing and maintaining a spare parts program with placement and maintenance of orders and attendant expediting and inspection activities to serve both construction and operating needs, the latter following the Owners specific requirements. Without limiting the foregoing, in conjunction with other disciplines and equipment Vendors, develop and price recommended operational spares schedules for the Owner to purchase those operational spares required after Industrial Completion. The Contractor in a timely manner shall assist the Owner in the purchasing and transportation to Site of the operational spares and the supply of agreed operational spares shall be handled as a Change Order.

6.3   Contract Formation and Management

6.3.1 Contract Management activities to be provided by the Contractor include:
(a) Finalizing and putting to use the Owner-approved General Conditions of Contract documentation, standard terms and conditions, special conditions, instructions to tenderers and schedules;
(b) Preparing and issuing tender documents to approved prospective contractors;
(c) Formulating packages to maximize local business opportunities in line with the Owners objectives;
(d) Preparing package dictionaries in conjunction with Contractors Engineering Group for identification of Venezuelan and other bidders;
(e)   Conducting information meetings for all prospective contractors;
(f)   Receiving, opening and recording bids;
(g) Preparing commercial evaluation of bids and coordinating with Contractors Engineering Group for the technical evaluation of bids, negotiating pricing and commercial/ technical terms and conditions as appropriate and making final recommendations to the Owner for awards;
(h)   Preparing, issuing and executing conformed contracts;
(i) Negotiating any claims and/or variations which may be required prior to and after placement of a contract;
(j) Securing warranties and guarantees as appropriate and administering same up to completion of Services;
(k) Organizing and maintaining a list of deliverables for each contractor; and
(l)   Monitoring status reports.

6.4   Inspection, Expediting and Transportation

6.4.1 Inspection, expediting and transportation activities to be provided by the Contractor include:
(a)   Preparation of a detailed material control plan;
(b) Organizing and performing inspection at suppliers fabrication and shops to ensure conformity with specifications and issuing status reports;
(c) Witnessing and inspecting the final packaging of equipment and materials to ensure compliance with project standards for protection, seaworthiness, overland transport, storage and proper marking for trans-shipment;
(d) Expediting delivery of equipment and materials, reviewing fabrication progress reports and ensuring compliance with contractual delivery dates;
(e) Expediting and monitoring vendor delivery data, as required, to maintain overall project schedule;
(f) Arranging for transportation of equipment and materials to marshalling yards for furtherance to site in the most cost effective and timely manner;
(g) Optimizing modes of transportation, including marshalling and secure storage of goods; and
(h) Preparing all required documentation including Bills of Lading, Commercial Invoices, etc. and, without limiting the foregoing, preparing shipping documentation in accordance with mutually agreed logistics procedures, including preparing documentation in the Spanish language as may be required to facilitate and expedite obtaining customs clearance.

7.   PROCUREMENT DELIVERABLES

7.1.1 Procurement deliverables to be provided by the Contractor include:
(a)   Critical and Long Lead Delivery Equipment packages;
(b)   Equipment Packages;
(i)   Process Mechanical;
(ii)   Civil;
(iii)   Electrical;
(iv)   Instrumentation and Controls; and
(v)   Bulk Material Packages.
(c)   Construction Contracts; and
(d)   Service Contracts.

7.1.2 Based on Contractors prior experience in Venezuela, Contractor estimates that about 170 PO Packages and 30 Contract Packages will be required.

8.   PROJECT DEFINITION PHASE

8.1   General

8.1.1 During the Project Definition Phase, the Contractor, CM Consultant, the Owner and other consultants of the Owner, will participate in professionally-facilitated investigation and planning sessions for the Project. These planning sessions will take place following a period of preliminary data review and a Site visit for key project personnel to become familiar with the Project. These sessions would develop an action plan document that would record the work and services required during the Project Definition Phase and a schedule to complete that work and services. Recognizing that any consultants that are involved would be present during the planning sessions, the objective is to obtain consensus between all participants on the resulting work plans and schedules.

8.1.2 The key objective of the Project Definition Phase is to generate a set of information and criteria that will form the basis of all subsequent engineering, procurement and construction activities to be undertaken.

8.1.3 The work and services to be provided by the Contractor during the Project Definition Phase are described in this Section 8.

8.2   Development of Project Procedures and Standards

8.2.1 During the Project Definition Phase, the Contractor will prepare:
(a) a Project Procedures Manual custom designed for this Project, which will rely heavily on Contractors corporate standard procedures as modified and adapted to suit the Project; and
(b) a Project Standards Manual, which will identify all engineering and construction design codes, performance standards and criteria applicable to all equipment, systems and installations.

8.3   Development of Project Definition Document

8.3.1 A comprehensive Project Definition Document will be prepared by the Contractor and submitted to the Owner for review and approval.

8.3.2 The Project Definition Document will fully and unambiguously define the scope of the Project, and will include:
(a)   Definition of Project battery limits;
(b)   Project engineering design criteria;
(c)   Process and design criteria;
(d)   Process flow diagrams;
(e)   Preliminary P&IDs;
(f)   Main electrical single line diagram(s);
(g) Permitting requirements, including all Permits, Licences and Approvals required for the Project, with input obtained from the Owner and the Owners other consultants;
(h)   Major process equipment sizing and selection information;
(i) General design information for service buildings, plant and infrastructure locations;
(j)   Site access road;
(k)   Site layout;
(l)   Power supply;
(m)   Tailings storage facilities;
(n)   Site water management facilities;
(o) Temporary construction facilities including camp and lay down areas;
(p) A listing of contemplated purchase orders with proposed bidders lists;
(q) A listing of contemplated construction and service contracts with proposed bidders lists, and clearly identifying long lead items;
(r)   A project budget;
(s)   A projected cash-flow for execution of the project;
(t)   A project execution schedule;
(u) A description of the project controls system that will be implemented for the project;
(v)   Control philosophy definition;
(w)   A description of the proposed communications system; and
(x)   A description of the proposed data management system.

8.4   Design Review

8.4.1 During the Project Definition Phase, the Contractor will provide a comprehensive design review of the Project, including as described in this Section 8.4.

8.4.2   Metallurgical Data Review:
(a) Process Engineering will review relevant sections of the Feasibility Study to confirm that sufficient process testing has been done to provide the basis for plant design. Particular attention will be paid to the first five years when all ore types are being processed. Design review will be based on available process information. Contractor will notify the Owner in writing if the available process information is inadequate and the additional information, if any, that is required. The cost of performing any additional tests that may be required and authorized by the Owner will be charged directly to the Owner.
(b) The impact of performing additional tests on process design and schedule will be assessed and recommendations made to the Owner. In lieu of conducting some tests, with the Owners approval conservative design factors will be used when sizing equipment to avoid potential schedule delays and the cost of conducting tests, where the cost of schedule delay and conducting tests will be higher than the cost of over-designing the process using conservative design criteria.

8.4.3   Environmental Review:
(a) Relevant environmental studies and relevant statutory regulations, codes, standards and other Applicable Laws and requirements of Regulatory Authorities will be reviewed. Venezuelan regulations will be assumed to take precedence over the regulations or guidelines set by other countries or international codes of practice.

8.4.4   Process Design Criteria:
(a) The Feasibility Study process design criteria will be reviewed and will be modified as required to provide the basis for process flowsheets. The process mass and water balances will be integrated with the design criteria to automatically generate revised mass balances when design criteria are modified. Mass balances will incorporate mineralogical balances where appropriate to increase the accuracy of stream flow and composition estimates. Process design criteria and mass balances will be based on the International System of Units (SI).

8.4.5   Process Flowsheets:
(a) The Feasibility Study process flow diagrams (flowsheets) will be the starting point for the design flowsheets. Flowsheet format will generally be as used for the Feasibility Study, but process stream mass balance data will be incorporated on the flowsheet to allow the flowsheets to be used without reference to a separate mass balance table. In addition, process equipment installed power information will be shown on the flowsheets.
(b) Flowsheet mass balance data and equipment descriptions on the flowsheets will be data fields which will obtain data from computer files linked to spreadsheets or mass balance simulation programs, in order to simplify the checking function and allow rapid updating of drawings.
(c) Contractor will retain Orway Mineral Consultants, a specialist in grinding mill selection, to review the sizing of the grinding mills. The Contractor will assume that the Owner will enter into an agreement with others for the supply of a Basic Engineering Package for the Inco SO2-Air cyanide destruction process. Contractor will design and construct the cyanide destruction circuit according to the Basic Engineering package provided by Inco.

8.4.6   Equipment List:
(a) Contractors Engineering Manager will have the official project equipment list compiled on the PM+ system based on individual equipment items identified by the discipline engineers. Process Engineering will identify and provide descriptions for all process mechanical equipment shown on process flowsheets.
(b) Contractor will review the process design and equipment selected for the Feasibility Study to ensure that the process plant uses only proven technology and standard equipment and will not use equipment that is obsolete, one of a kind equipment or equipment that has never been used successfully in the industry. In addition, Contractor Process Engineering will ensure that the plant is designed for simplicity of operation and maintenance.

8.4.7   Permit Application Support:
(a) If requested by the Owner, a Plant Description document, based on the Feasibility Study, will be prepared to support the Owners permit applications. The Plant Description will be a stand-alone document, which includes an overview of the process referenced to a single page process flow diagram, followed by detailed descriptions of each process operation referenced to the flowsheets for each area. The Plant Description will include a discussion of reagent facilities and utilities. A simplified equipment list, corresponding to equipment shown on the flowsheet, will be included as an Appendix.

8.4.8   Geotechnical Data Review:
(a) Contractors Geotechnical Engineering Group will review geotechnical data to identify any data gaps that may exist. The need for a further field geotechnical investigation to advance the project to final design stage for various site facilities, including the Tailings Storage Facility (TSF), will be determined.
(b) It is presently contemplated that the processing plant will be founded on bedrock. Contractor will confirm sound bedrock horizon and suitability and locations of suitable bedrock for foundations.

8.4.9   Topography Review:
(a) Contractor will review, confirm and validate the existing site topographic contours for design purposes, by performing actual ground surveys at key site facility locations via a local survey company, such as SURCO, under a contract with the Owner. The survey work will be carried-out under the full time supervision of Contractor personnel. Base maps will be prepared for various site facilities with more accurate contour intervals.
(b) Prior to commencing the Project Execution Phase, Contractor will obtain accurate site topographic survey, and verify that same are accurate to within tolerances generally acceptable for such facilities in North America.

8.4.10 Site Water Management Review:
(a) Review Feasibility Study report with respect to hydrology, site water management plan, TSF design and capital cost estimate. The review will be conducted by senior staff of Contractor with extensive experience in similar projects in Venezuela, with input as required from Contractors Venezuelan Dam Expert Consultant.

8.4.11 Tailings Storage Facility Review:
(a) Provide and rationalize concepts to optimize and improve the TSF Feasibility Study design as part of a value engineering exercise, including by examining the feasibility of potential improvements and cost savings by eliminating the proposed geomembrane liner in the dam if it is not required for good engineering practice or to meet the requirements of all Applicable Laws, all Permits, Licences and Approvals, or all Governmental Authorities.
(b) Review and evaluate the need for the proposed wick drain system under the dam.
(c) Review and evaluate changing the sloped dam crest design (resulting in a 16 m high sloped tailings deposit toward the NE corner) to a levelled dam design, to eliminate the potential of dam overtopping by tailings and/or water due to tailings flow under a liquefaction condition caused by a severe earthquake.
(d) Review and evaluate other potential improvements during the Project Definition Phase, including a modified centreline construction instead of downstream method, a semi-circular shaped basin to reduce fill quantities, carrying out conventional excavation for cut-off trench (at least for the dry portion of the dam alignment) instead of bentonite slurry trench, and converting the decent structure (not desired under dam) into pump barge, etc.

8.5   Discipline Engineering

8.5.1   General
(a) The requirements of this Section 8.5 are in addition to those discipline engineering work and services described elsewhere in Section 8.
(b) During the Project Definition Phase, the Contractor will perform a value engineering exercise to identify all reasonable cost-saving measures that may be implemented by the Owner to improve the overall value to the Owner of the Project over its anticipated life.

8.5.2   Civil Engineering
(a) During the Project Definition Phase, the Contractor will complete the following civil engineering work and services:
(i)   Develop Civil Design Criteria;
(ii)   Start design of access roads to the mine and plant sites;

(iii)   Start mine and process plant civil overall layouts;
(iv)   Identify process and potable water sources; and
(v)   Identify climatic conditions.

8.5.3   Structural Engineering
(a) During the Project Definition Phase, the Contractor will complete the following structural engineering work and services:
(i)   Develop Structural and Concrete Design Criteria; and
(ii)   Review Feasibility Report structural drawings.

8.5.4   Mechanical Engineering and Piping Design
(a) During the Project Definition Phase, the Contractor will complete the following mechanical engineering and piping design work and services:
(i)   Develop Mechanical Design Criteria;
(ii)   Develop Piping Design Criteria;
(iii)   Develop Building Services Design Criteria;
(iv)   Review mechanical equipment list;
(v)   Identify special materials for piping; and
(vi) Prepare preliminary P&IDs (Piping & Instrumentation Drawings) in cooperation with Instrumentation and Controls.

8.5.5   Architectural Design
(a) During the Project Definition Phase, the Contractor will complete the following architectural work and services:
(i)   Develop Architectural Design Criteria;
(ii)   Review Service Building and identify pre-engineered buildings;
and
(iii) Prepare typical Technical Specifications for pre-engineered buildings.

8.5.6   Electrical Engineering
(a) During the Project Definition Phase, the Contractor will complete the following electrical engineering work and services:
(i)   Develop Electrical Design Criteria;
(ii)   Review Electrical Equipment List; and
(iii)   Prepare preliminary electrical load requirements.

8.5.7   Instrumentation and Controls
(a) During the Project Definition Phase, the Contractor will complete the following instrumentation and controls work and services:
(i) Develop Instrumentation and Control Design Criteria; and
(ii) Prepare preliminary P&IDs in cooperation with Piping Design.

8.5.8   Layout
(a) During the Project Definition Phase, the Contractor will complete the following layout work and services:
(i)   Start collecting available drawings;
(ii)   Prepare list of drawings by area; and
(iii)   Generate Flowsheets in cooperation with Process Engineering.

8.5.9   CADD
(a) During the Project Definition Phase, the Contractor will prepare a CADD procedure in accordance with the Owners standard or as the Owner may otherwise direct in writing.

8.5.10 Geotechnical
(a) During the Project Definition Phase, the Contractor will complete the following geotechnical work and services:
(i) Site visit for reconnaissance of locations of TSF, plant site, ore stockpile areas, aggregate quarry, borrow material sources, infrastructure sites, etc.;
(ii) Define geotechnical design basis and criteria for TSF and ore stockpiles;
(iii) Define site seismic parameters for evaluation of TSF and plant foundation and other facilities designs;
(iv)   Develop a design and construction schedule for TSF;
(v)   Provide related inputs to Civil, Structural and Process
Disciplines; and
(vi) Prepare a memo to the Owner with findings and recommendations for improvement and changes, following the Project Definition Phase.

8.5.11 Environmental:
(a) During the Project Definition Phase, the Contractor will complete the following environmental work and services:
(i)   Review project environmental reports; and
(ii) Identify local regulations, legislation and other Applicable Laws in Venezuela relating to the environment.

8.5.12 Mining:
(a) During the Project Definition Phase, the Contractor will complete the following mining engineering work and services:
(i)   Review mining components of the Feasibility Report; and
(ii)   Establish communications with the Owners mining representatives.

8.6   Development of a Detailed Project Execution Plan

8.6.1 Contractor will develop a detailed project execution plan in consultation with the Owner. The plan will address all aspects of project execution, integrating the engineering, procurement, materials management, contracts management and administration, construction management, commissioning, start-up and performance testing activities that are required to be coordinated and managed in order to achieve the Projects goals and objectives.

8.6.2 The detailed project execution plan will be developed by the Project Manager, and will utilize Contractors expertise and knowledge gained in executing other international mining and metallurgical projects presenting similar challenges to the Project. Particular attention will be given to the in-country aspects of the Project, including such issues as permitting support and drawing approvals, transportation logistics, community and governmental relations, and customs and import logistics.

8.7   Development of a Detailed Project Completion Schedule

8.7.1 As part of developing the overall project execution plan, Contractor will prepare a fully detailed project completion schedule using Primavera P3.

8.7.2 The schedule will be developed in accordance with a formal project Work Breakdown Structure (WBS) to facilitate its integration with the project definitive budget such that execution progress can be properly monitored from both a time and cost perspective.

8.7.3 The project completion schedule will utilize critical path network methodology (CPM) to generate a homogenous network of logically related tasks that can be presented in various levels of detail to suit the intended purpose, from executive management reporting to biweekly, weekly or daily working schedules used by the engineering, procurement or construction management team.

8.7.4 The schedule will identify all critical equipment and materials, as well as non-critical items, in the form of commitment packages, which form the basic building blocks that together, make up the project execution process from design through construction, commissioning and start-up.

8.7.5 Once agreed with the Owner, the project completion schedule will be frozen or baselined and used as the basis for reporting of Project status. Changes to the baseline Project completion schedule will be handled in a formal and consistent manner in accordance with the Contract and Project Procedures Manual.

8.8   Development of a Comprehensive Procurement Strategy

8.8.1 Contractor will develop an integrated procurement strategy for the acquisition of goods and services that will maximize the use of lump sum, turnkey, performance based supply and installation contract agreements, in order to provide the Owner maximum protection from change orders, claims for additional compensation and performance deficiencies in items of equipment, systems, facilities, and for the Project as a whole.

8.8.2 This strategy will be developed in conjunction with the Owner during the Project Definition Phase with the objective of minimizing adverse cost, cash flow and schedule impact, as well as risk exposure to the Owner.

8.8.3 Contractor will identify the key goods and services that require early acquisition to progress the work and ensure compliance with the project execution schedule, and will develop a strategy and a plan to meet the Project requirements. In particular, the procurement plan and strategy will focus on the need for vendor and contractor data to support engineering development specific to the Owners acquisition of permits, as well as to support the Project execution schedule.

8.8.4 Contractor will develop a comprehensive materials management strategy which will establish the manner in which goods will be acquired, expedited, inspected, shipped, received, stored, and issued to installation contractors, as well as handling of short and damaged goods.

8.8.5 Key commercial issues relative to the acquisition of goods and services such as, but not limited to, duty and excise taxes, value added tax, Incoterms, insurance, security or bonding, guarantees, warranties, liquidated damages, payment terms, will be addressed in the development of the procurement strategy.

8.8.6 Standard project commercial terms and conditions will be developed for both purchase and service contracts, which will reflect the procurement strategy and the Owner objectives.

8.8.7   Procurement Strategy - Purchase Orders
(a) Purchase Orders will be awarded based on lump sum fixed price agreements for equipment and bulk materials when bulk material quantities are known. Provision of performance guarantees will be incorporated in all purchase orders. Where early acquisition of goods is required solely to obtain Vendor data to support engineering development, manufacturing of the goods will be deferred to comply with delivery requirements at site.
(b) Fixed unit prices will be used in bulk purchase orders when only approximate quantities are known to allow for future adjustment in quantities, but discounts will be included for different levels of material volume purchases.
(c) Capital construction and commissioning spares will be purchased as an integral part of the main equipment. Operating spares will be priced at equipment bidding time, but released for delivery at a later date. It is important that prices for operating spares be firm for an extended period of time, as they are not required until after Project completion and are generally released for delivery in the latter stage of Project execution.
(d) Contractors standard methodology of purchasing spare parts is to generate specific bid sheets, which are included in the bid request documents. Vendors will bid on the different category of spares recommended by them. The final selection of spare parts to be purchased will be by joint decision of Contractor and the Owners operations group.

8.8.8   Procurement Strategy - Construction Contracts
(a) In accordance with the agreed procurement strategy, contracts will be based on lump sum fixed prices for the all-inclusive supply of materials, equipment, labour, construction, plant, supervision and performance of the work specified. Provision of contract performance guarantees will be incorporated in all contracts.
(b) In exceptional instances where conditions make it impractical to obtain bids on lump sum fixed price basis, contracts will be based on schedules of fixed unit prices or rates, to be applied to defined and measured units of work.
(c) Contractor will endeavour, however, to negotiate the awarded unit price contracts and convert them into lump sum fixed price contracts as soon as it is judged that the quantity, quality and accuracy of information related to the work has significantly increased to facilitate the transformation of contracts from fixed unit price to lump sum fixed price.
(d) Where execution of the work lends itself to turnkey performance contracts Contractor will, subject to cost and schedule benefit analysis, and bidders predetermined interest and capability, award such contracts on the project. Turnkey contracts will be used whenever possible for discreet systems or works that can be clearly identified as islands within definable battery limits.
(e) As a minimum, turnkey contracts will generally include basic engineering, detail design, supply of related process equipment, balance of plant equipment, bulk materials, installation of mechanical, electrical, instrumentation and controls, works to defined battery limits and terminal points, commissioning, start-up, operator training and performance guarantees. Total turnkey contracts would, in addition, include construction of foundations and building structures.
(f) Partial turnkey contracts may exclude foundations, building structures, bulk materials and/or installation of piping, electrical, instrumentation and control works.
(g) Contractor will first proceed with the identification of systems or works that would lend themselves to turnkey contracts as described above, followed by an invitation for expressions of interest or by a market survey, of a number of appropriately capable vendors or contractors. Based on survey results, the prequalification of a preliminary selection of the firms surveyed and expressing interest would ensue, and a short list of acceptable firms developed. A bidders list will then be prepared from the short list, and once approved by the Owner, invitations to tender would be issued to each bidder.

8.9   Development of Definitive Project Budget

8.9.1 During the Project Definition Phase, a definitive Project Budget will be provided as the project Work Breakdown Structure (WBS) and associated coding are fully defined. The Feasibility Study cost estimate details will be coded in accordance with the Project Procedures manual and then recast into the budget coding structures, utilizing Contractors PM+ project management system. The system will combine detailed cost estimate items into Cost Elements and, where necessary, the cost estimate details will be further broken down to distribute scope and costs to multiple Cost Elements. The cost estimate provides backup to the original Cost Elements.

8.9.2 For effective control purposes, at least two views of the budget data will be required. One view is on an account basis and the other is in alignment with the Purchasing and Contracting packaging strategy. Full Cost Control, Change Control and Cost Accounting will be accomplished from the original Budget that has been recast from the cost estimate.

8.10   Development of an Environmental Health and Safety (EHS) Program

8.10.1 As part of the Project Definition Phase, Contractor will develop a project specific Environmental Health and Safety (EHS) Program for the Project in accordance with its corporate policies, standards and procedures and that meets the requirements of good North American practice, all Applicable Laws, all Permits, Licences and Approvals, and all Governmental Authorities. The EHS program will address the specific relevant challenges to be met for the Project.

8.10.2 The EHS program will be based on the following philosophy and objectives:
(a)   All injuries are preventable;
(b)   Line Management is accountable for Health and Safety;
(c)   Health and Safety is a condition of employment;
(d)   Proper attention to Health and Safety is good business; and
(e)   Contractor wants all employees to remain healthy and safe.

8.10.3 Contractors safety plan will include:
(a) A health, safety and loss prevention plan specific for the Project; and
(b) Through the Contractors corporate Environment, Health and Safety Management System (EHSMS), development of a project-specific EHS program for the Project and which includes site-specific procedures.

8.10.4 [Intentionally deleted].

8.10.5 [Intentionally deleted].

8.10.6 Contractor will develop a site-specific EHS document control procedure, including:
(a) a record keeping and file retention procedure that will ensure that all necessary health and safety documentation is completed and maintained; and
(b) Auditing of all documentation for quality, and completion by the Project Health and Safety Superintendent.

8.10.7 Contractor will:
(a) Design a responsibility accountability matrix (RAM) for the Project and train all internal stakeholders on their roles and responsibilities, and provide a RAM that will assist the construction management team to clearly understand their roles and responsibilities.
(b) Design and implement a Project safety policy and review it with all stakeholders, which policy will:
(i) Clearly lay out the expectations of Contractor, the Owner, Trade Contractor(s) and field workers;
(ii) Be endorsed by the Contractors Project Manager and the Construction Manager;
(iii) Ensure all new workers review the health and safety policy at the Site health and safety orientation; and
(iv)   Be prominently posted throughout the Site,
(c)   [Intentionally deleted].
(d)   Design a Site specific formal health and safety training plan
(the SSHSTP) that includes a half-day training class for Site health and safety orientation, which will be delivered prior to any worker beginning work on Site and which health and safety orientation will provide a review of the following:
(i) Health, safety, and environment policy and goals of the Owner, Contractor, and the Trade Contractors;
(ii)   Project security provisions;
(iii) Emergency Response Plan, including designated evacuation meeting points, location of telephones/radios for emergency use;
(iv) General Site layout including location of First Aid/medical facilities and sanitary facilities;
(v)   Work area hazard awareness;
(vi) Proper use of personal protective clothing and other safety equipment;
(vii)   Vehicle and equipment safe operation;
(viii)   Work permit-requirements;
(ix)   Other site-specific rules and regulations including camp;
(x)   Outlining Health and Safety work practices and procedures;
(xi)   HIV information and a Malaria Control Plan;
(xii) Minimum medical levels of fitness examination prior to commencement of work;
(xiii)   Pre-employment form, vaccinations and competency checks;
(xiv)   Sensitive aspects of the Environmental Management System;
(xv)   Reporting and investigation of incidents and accidents; and
(xvi) Requiring the Trade Contractors to provide health and safety orientation, specific to the work areas and trades involved, for their workers and subcontractors.
(e) Design and implement external communication procedures to advise external stakeholders of Project specific health and safety impacts. Contractor will have personnel trained and procedures in place to ensure clear and concise communication with external parties. These procedures will be used in preparing communications for issue to the Owner before issue to external parties.
(f) Design and implement extensive site specific safe work procedures for all construction activities where such site specific work procedures are commonly provided in the industry in North America or are reasonably required for the contractors and workers at site, and which incorporate any additional operating procedures that may be required by the Owner.
(g)   Design a site-specific Emergency Preparedness and Response (the
EPR) plan that:
(i)   Addresses site-specific conditions;
(ii)   A listing of emergency numbers and key contact personnel;
(iii) Steps to follow during emergency situations and first aid measures;
(iv)   Outline high risk areas at the Site;
(v) Establish a set of procedures for potential emergencies, for example retrieving a worker in fall arrest, equipment failure, blasting and explosives handling etc.; and
(vi)   Provide for organizing and training of a fire response team.
(h) Design a formal process for Corrective and Preventative Action (the CPA Process) that includes:
(i) Various tools to ensure that corrective action is followed up to completion;
(ii) The Health and Safety Superintendent responsible for developing and maintaining an audit schedule covering every Trade Contractor in accordance with the Project health, safety and loss prevention plan;
(iii) The Health and Safety Superintendent will have the right to stop unsafe work on Site which could jeopardize the well being of personnel and facilities;
(iv) Procedures to audit and verify that the Trade Contractors and the Projects health, safety and loss prevention plan are being properly and effectively implemented, and to identify any shortcomings in the program and provide recommendations to make improvements;
(v) Monthly audits of varying degrees of detail, initiated by Contractors Health and Safety Superintendent and carried out in consultation with a Trade Contractors site safety representative;
(vi) Transmittal of copies of all audit documentation to the Owner, Contractors Construction Manager and Trade Contractor representatives; and
(vii) Use of the International Loss Control Institute (ILSC) audit protocol for annual corporate audits.
(i) Design safety into all parts of the work and at the engineering (HAZOPs) and constructability stage. During the engineering design phase, constructability reviews and HAZOP analyses, ensure that codes and safe construction practices are incorporated.
(j) Design a rule compliance and personnel protective equipment booklet.
(k) Design and implement an incident investigation and reporting procedure (the IIRP) that includes:
(i) Reporting of all health, safety, and environment incidents to the construction management team and the Owner within four hours of occurrence;
(ii) The project Health and Safety Superintendent will generate a preliminary incident notification report of the incident;
(iii) The Construction Manager will lead the investigation and complete the report, with the assistance of the Project Health and Safety Superintendent.
(iv) A guideline for workers, supervisors and managers to follow in the reporting, investigating, and documenting of incidents, and follow-up of incidents that did result in injury/illness, property damage, environmental release, or business interruption;
(v) A process to identify the root cause of an accident, which process includes the following:
(A)   Determining the significance of the problem;
(B) Identifying the cause (condition or action) immediately preceding or surrounding the problem, identifying the reason why the cause existed; and
(C) Retracing the steps to the root cause, which is the stopping point.
(vi) The Health and Safety Superintendent will also ensure that corrective actions are in place, communicate corrective action to all site workers through Daily Pre-Job Toolbox meetings, Safety Alerts, and monitor and follow up on the corrective actions.
(l) Develop a Project Drug and Alcohol Policy (the PDAP), and which policy will require Trade Contractors to design, implement and enforce their own drug and alcohol policies consistent with the Project Drug and Alcohol Policy, and all of which include reasonable cause and grounds for drug and alcohol testing.
(m) Develop a Disciplinary Action Process (the DAP) to enforce health, safety and loss prevention plans, including how the supervisor can fairly and nondiscriminatorily issue disciplinary action to workers who are not complying with the rules established for the Project.
(n) In conjunction with the Owner, develop Security Protocols that includes and addresses the following:
(i) Security of the site and protection of project assets during the Project Execution Phase and takes into account the following concerns:
(A)   External security threats; and
(B)   Internal threats, including labour unrest.
(ii) A comprehensive program to protect materials, tools and machinery to prevent any losses, theft or unauthorized use, and measures that will be taken to prevent unauthorized disclosure and loss of information or confidential material;
(iii)   A key role in the implementation of the Emergency Response Plan.
(iv) The security force will see to fire prevention and limiting damage through inspections of the fire extinguishers and fire alarms.
(v) There will be a fire fighting team, organized and trained by a qualified security officer.

8.11   Development of a Project QA/QC Program

8.11.1 General
(a) Contractor confirms to the Owner that it has an established Quality Management System (QMS) in place that is certified to ISO 9001:2000 standards and covers the full range of Services to be provided under the Contract.
(b) The QMS is described in the Contractors Quality Policy Manual QM-3801, and in its Quality System Procedures Manual QM-3802.
(c) Contractor will implement and enforce a Quality Assurance and Quality Control Program for the Project that is consistent with best practices for major North American mine infrastructure development projects.
(d)   Full compliance by the Contractor with the requirements of
Section 8.11 is essential to assure the Owner and the stakeholders in the Project compliance with the specified requirements for the Project.

8.11.2 Quality Principles:
(a)   The Contractor will develop and implement a Project specific
Quality Management Plan that meets the following four key objectives:
	(i)   Meeting the Owners contractual requirements;
	(ii) Providing all deliverables and services of the quality and type required for the Project;
	(iii) Providing all deliverables and services on or before scheduled target dates; and
	(iv)   Providing all deliverables and services on or below budget.
(b) The specific objectives of the QMS for the Project will be to ensure that activities are organized, controlled, and effectively discharged such that:
	(i) The Owner is assured that the Contractor will perform the work and meet all the Project targets for safety, quality, budget and schedule;
	(ii) The detailed design complies with Project Specifications, the Owners Requirements, Applicable Laws, the Permits, Licences and Approvals, and the requirements of all Governmental Authorities;
	(iii) Equipment, materials and services selected are supplied in accordance with specifications, standards and conditions specified for the Project;
	(iv) The facilities are assembled and installed in accordance with requirements specified for the Project; and
	(v) Any detected performance or product shortfalls are expeditiously resolved, and corrective action is taken to prevent recurrence.

8.11.3 Project Procedure Manual (PPM):
(a) The Contractor will develop, implement and enforce a Project Procedures Manual for the Project which will clearly define the scope of work, list the specific Quality System Procedures (QSP) required to complete the work, provide a ready reference for all key functions and activities to be undertaken to ensure that the Contractor meets the Owners expectations with regard to the quality of deliverables, and conformance to schedule and cost control objectives.
(b) The PPM will be issued by the Contractor to the Owner within 30 days after the Date of Contract.

8.11.4 Project Quality Plan (PQP):
(a)   The Contractor will develop, implement and enforce a Project
Quality Plan which defines the Projects key quality functions and control points, including any project-specific requirements.
(b) The PQP will be based on the Contractors standard model and modified to suit specific Project activities and the requirements of this Contract and include the following attributes:
	(i) Primary Activities those elements of the Project that are subjected to the rigorous application of the plan itself;
	(ii) Key Activities The major tasks that will be addressed, relative to each primary activity;
	(iii) Input information and Activities defines the information that is essential in order to develop the details of the project specific quality plan;
	(iv) Output Documents or Quality Records defines those documents and deliverables to which the project quality standards are applied;
	(v) Responsibility defines which specific individual within the project or functional organization is responsible for each document or deliverable;
	(vi) Ref QSP specifies the relevant Contractor corporate Quality System Procedure applicable; and
	(vii) Ref ISO specifies the corresponding International Standards Organization reference applicable.

8.11.5 Project Team Initiation Training:
(a) The Contractor will provide all members of the project team with initial introductory training related to the content and the use of the PPM, including their particular role and involvement in the execution of the PQP. Specific emphasis in this training will focus on the key activities necessary to the success of the Project, including:
	(i)   Project Description;
	(ii)  Scope of Work, Project Mandate and Schedule Milestones;
	(iii) Team communication and interaction between groups, offices and Owner;
      (iv)  Document Coding Structure
      (v)   Project Files and E-File directories
      (vi)  Unit of Measure, Language, Drawing Format and Title Block and
       Frame
      (vii) Internal Audit Schedule (Planned and Unplanned)

8.11.6 Continual monitoring and reviewing of quality process:
(a) The Contractor will, through designated and qualified personnel, be responsible to perform, enforce and report on the following key activities:
	(i) Inter-Discipline Coordination (IDC): Engineering technical documents, such as drawings, specifications, technical specifications and design criteria, shall be reviewed by all affected disciplines and comments incorporated/addressed as defined in QSP no. 4035-SLEC Inter-Discipline Coordination;
	(ii) Technical progress reviews: The Engineering Manager shall coordinate technical progress review meetings. This will include participation of the responsible discipline leads to promote awareness of progress status and to prevent/resolve potential conflicts;
	(iii) Commitment Package review. The Project Controls Manager shall coordinate commitment packages schedule status review meetings to ensure awareness of progress status and to prevent/resolve potential delays;
	(iv) Review of Vendor Documents: The responsible Engineer shall identify the disciplines required to review and comment on the Vendor Document package. Discipline reviews and sign-off will be performed as per IDC process described above. Comments on Vendor Documents shall be incorporated/addressed by the responsible Engineer as defined in QSP no. 4033-SLEC Review of Vendor Documents;
	(v) Monthly Project Panel Review: Senior representatives of Contractors management will conduct project reviews, at defined intervals, to evaluate the functional and operational performance of the project. The objective of such reviews is to provide support and resolution of any unfavourable trends or Owner concerns as per QSP no. 3111-SLEC Project Panel Review and QSP no. 3885-SLEC Owner Focus; and
	(vi) Design Reviews: An independent technical review of the design concepts, methods, spot checks of calculations or analysis employed for solving problems and assessing the results against input requirements is undertaken by authorization of the project Technical Sponsor as per QSP no. 4031-SLEC Design Reviews.

8.11.7 Project Quality Audits:
(a)	Assurance of quality will be achieved by the Contractor through independent monitoring and auditing of project activities for compliance with the project requirements and this Contract.
(b)	The Contractor will develop a project specific internal audit checklist.
(c)	Audits will be scheduled at 30%, 60% and 90% of engineering completion and performed by independent and qualified personnel in accordance with documented procedures.
(d)	Project Quality Audits will be scheduled for the following purposes:
(i)	Verify the effective implementation of project activities;
(ii)	Determine level of conformance;
(iii)	Identify opportunities for improvement; and
(iv)	Ensure corrective and preventive measures are taken.

8.11.8 Corrective and Preventive Action:
(a) The corrective action process will be designed to address quality problems experienced in the course of project execution. The cause of the problem is to be identified, and the necessary action to reduce or prevent recurrence will be implemented and enforced by the Contractors project management/team.
(b) The objective of the preventive action process is to identify the root cause of the problem, and eliminate the opportunity of re-occurrence.

8.12   Development of Project Controls System

8.12.1 The Contractors established integrated project management system, PM+, will be used throughout the execution of the Project. The Contractor represents to the Owner that its PM+ system is consistent with the best project control practices in North America by major international project management companies.

8.12.2 The Project Control System will combine modern, interactive computer technology with proven project management methods to define, plan, monitor and control engineering, procurement and construction.

8.12.3 The overall project management process that will be implemented by the Contractor is illustrated by Figure 8.1.

8.12.4 The Contractors PM+ Integrated Project Management System is shown in Figure 8.2. PM+ has been developed by the Contractor specifically to support the needs of Project Management from the definition of scope, through to planning and setting of the project baseline parameters, and through ultimate execution of the project itself. Scope, schedule and cost must all be managed throughout this process. PM+ facilitates the management process and provides the details and information necessary to effectively manage projects. The integration of processes and information is fundamental to a good Project Management System. The PM+ system is organized into modules that are integrated.

8.12.5 The following provisions of this Section 8.12 contain the Contractors description of the various modules shown in Figure 8.2 PM+ Integrated Project Management System, and which were relied upon by the Owner in awarding the Contract to the Contractor.

8.12.6 Project Initialization

(a) The Project Initialization module provides for the identification of the projects, their high level descriptive and parametric information, their coding structures and templates, and the development of the key project frameworks, including the Work Breakdown Structure, the Organization Structure and the Budget Structure.

Figure 8.1 Project Management Process

Figure 8.2 PM+ Integrated Project Management System

8.12.7 Document Control
(a) The Document Control module supports the planning, definition, monitoring and tracking of four classes of documents, namely:
(i)   Internally-produced engineering designs, drawings and specifications;
(ii)  Externally-produced vendor drawings;
(iii) Externally-produced reference data; and
(iv)  Internally produced administrative documents or electronic files.
(b) A large portion of the man-hour expenditure for a typical major project is associated with the production of design drawings and documents which are probably the most important product emanating from the design office. This module also provides Internal Drawing Control.
(c) For major projects, the design group may be required to review, revise, approve, and finally release for construction, tens of thousands of individual drawings supplied by the various manufacturers or vendors of equipment and services. This module provides External Drawing Control.
(d) Drawings are cycled back and forth between the vendor and the project team, requiring careful control of release numbers, approval status, and ultimately, the released for construction status of each. The project team must be able to determine the whereabouts of any drawing at any time and to identify and rectify, if necessary, any delays that may occur. This module provides the tools necessary to properly manage this difficult logistical task.
(e) The audit trail of the production of a drawing enables the user to trace the history of one drawing or a set of drawings (i.e. those drawings belonging to one particular purchase order or contract).
(f) Exception reports list all drawings that are late in being issued or whose imminent use is by the design department, or those that have not been received from the Manufacturer/Vendor within the specified turn-around time.

8.12.8 Internal Mandate
(a) The Internal Mandate module addresses the organizational planning, work planning, budgeting, monitoring, and control of design work and other project services such as project management, procurement and construction management. It focuses on the specific needs of planning and controlling the engineering work, centred around engineering drawings and specifications, processing vendor drawings, and defining the tagged equipment and bulk materials take-offs and their assignment to planned purchase and installation commitment packages.
(b) Work is separated into tasks that relate to the deliverables and each task has a defined progress template. Earned Value and Performance Analysis (EV&PA) methods are applied within PM+.

8.12.9 Planning and Scheduling
(a) PM+ is integrated with a commercial scheduling software package, (Primavera P3), to provide these capabilities.
(b) Primavera P3 provides functions of work planning, network analysis, hammocking, summary schedules, resource levelled scheduling and work progress monitoring.
(c)   Commitment Packages in PM+ and the Primavera Critical Path Method
(CPM) network have a unique interface to import dates into PM+. The interface permits only approved schedule refinements to be reflected in PM+.

8.12.10 Estimating
(a) The Estimating module supports the estimating process and facilitates organization of costs for subsequent recasting into cost control.

8.12.11 Cost Control
(a) The Cost Control module supports both the Project Budget Structure (PBS) definition and Project Commitment Structure (PCS). The PCS is the structure, which is based on commitment packages (the strategic contract and purchase order planning package definitions). This module includes commitments, incurred costs, accruals, forecasting and project accounting. All costs for subsequent scope change control are managed in this module.
(b)   Two methods of cost control are available.
(c) PM+ provides a consistent basis for reporting and monitoring project costs and progress against the original assumptions.

8.12.12 Engineering
(a) The Engineering module provides management of equipment and materials from definition of the requirements of the engineers including tagged items and bulk material. Equipment and material can be uploaded from engineering software. Engineering release requirements to Procurement (RFI) and release items for purchase (RFP).

8.12.13 Procurement
(a)	The Procurement module supports the planning, monitoring and control requirements of the purchasing, expediting, logistics, materials control and contract administration functions.
(b)	Materials control evolves from initial definition and packaging by engineering, through purchasing, expediting, fabrication, delivery, receiving and use.
(c)	Commercial administration of Purchase Orders and Contracts
including change orders is also provided.
(d)	Site materials management, including multi-warehousing, receipts, issues, returns, inventory management and inter-warehouse transactions, is also provided.

8.12.14 Construction
(a) The Construction module provides a consistent way of planning, monitoring and reporting construction progress. Sets of progress templates are defined to characterize the stages of progress of construction deliverables. The work scope for each contract is defined by a set of physical end items, called construction items. For simple contracts, a single deliverable at the contract level may suffice. For more elaborate contracts, any number of construction items may be defined and linked to the pay items of the contract. Each construction item is referenced to an appropriate template. An additional link may be established with the project estimate items, to assist in the establishment of the baseline hours needed to accomplish the work. Schedule dates from the construction schedule complete the data needed to track and evaluate progress.
(b) Each contract is identified and the progress of the construction activities is closely monitored.
(c) Contract Administration includes progress certificates and change control integrated with the rest of the system.
(d) Commissioning includes detailed progressing and close out of each system.

8.12.15 Hardware and Software Environment
(a) Citrix Metaframe technology is used to provide secure worldwide access to the central database and application.
(b) All PM+ input screens share common functionalities. All input screens make maximum use of context-sensitive windows to facilitate entry, modification and viewing of data. This commonality across the system makes the system easy to learn as well as easy to use. Once a person has used one input screen, all other input screens operate similarly; once the user has called out one report, calling out any report entails similar actions.
(c) Online help for screens and methodology is available and is context sensitive.
(d) PM+ output reports make use of filters, range selections, wildcard selections, and even tagging of elements within a scrollable window to enable extensive exception reporting flexibility. All reports may be viewed at the screen, sent to disk files in PDF format, or to any printer on the LAN. Screen viewing permits single line or screen scrolling, panning for wide reports, and setting up of split windows to enhance viewing.
(e) User installations may customize any of the standard reports and hold these in special project libraries. In addition, users may develop their own reports and graphics for installation into their own libraries.

8.13   Development of a Project Cash Flow Strategy
(a) During the Project Definition Phase, Contractor will develop and implement an effective strategy for managing the Project cash flow in an optimum manner. The strategy will include:
	(i) Maximizing the Projects net present value (NPV) by managing capital cost expenditures;
	(ii) Ensuring that payments for goods and services are only effected on an earned basis by eliminating any potential for front-end loading of vendor invoices;
	(iii) Ensuring that payments for goods and services are linked to clearly measurable schedule milestones or deliverables production in accordance with all required Permits, Licences and Approvals; and
	(iv)   Contingency management.

8.14   Development of a Construction Labour Management Plan

8.14.1 Venezuela has a long history of union participation throughout its workforce. Approximately twenty-five percent of the Venezuelan workforce is unionized, with the majority belonging to the Confederation of Workers of Venezuela (CTV). The majority of the approximately 12,500 legally recognized trade unions in Venezuela are small. However, many are affiliated with larger national unions such as the CTV.

8.14.2 The Contractor will, in conjunction with CM Consultants Labour Relations Manager, develop a labour management plan during the Project Definition Phase, which will aim to foster harmonious labour-management relations during construction of the Project.

8.14.3 To develop the Labour Management Strategy, the relevant unions and craft affiliations pertaining to the Project on a national, regional and local basis will be identified. It will then be determined how each Trade Contract will be affected. For example, the electricians will be concentrated with the Electrical Trade Contractors, but the Concrete, Structural Steel and Earthworks Trade Contractors will require construction labourers and may have to contend with more than one union local to reach an agreement.

8.14.4 To facilitate harmonizing the unions and employer associations agendas, contacts will be established by the Contractor with appropriate union business agents, employer associations and government officers to plan the hiring strategy. The Project will be a large undertaking and may require a pre-job conference to be held with the aforementioned groups to establish job conditions of employment, work rules, or jurisdictional responsibilities. A Special Project Agreement may be required to solidify negotiations with the unions and employer associations. The Contractor will assist the Owner in regard to employment commitments that may be specified in any definitive agreements between the Owner and the Venezuelan government.

8.14.5 The Contractor will work with CM Consultant to develop a Site Labour Management Plan which will include:

(a)	Human Resources Management Policy;
(b)	Worker participation and employee involvement;
(c)	Procedures to form required committees;
(d)	Resolution Plan for disputes;
(e)	Training Regimes and Implementation;
(f)	Communication and co-ordination with Contractors;
(g)	Translation procedures;
(h)	Community, union and employer association commitments; and
(i)	Implementation schedule.

8.14.6 The Site Labour Management Plan will provide policies and procedures that are consistent with local practices, which adhere to the Venezuelan labour laws and codes.

8.14.7 The Contractor, together with CM Consultants Labour Relations Manager, will also research existing or upcoming large-scale Venezuelan construction or industrial projects which may drain the local labour pool. If a potential problem exists, arrangements will be made to bring workers from outside local areas.

8.14.8 Development of a strong Labour Relations Management program for the Construction Phase will provide a good foundation for the development of the labour management strategy and plan for the Operations Phase.

8.15   Development of a Strategy for Electronic Data Management

8.15.1 All Trade Contractors will be provided by the Contractor with internet access through the integrated communication system at Site. ActiveProject will be used to provide a secure web based integrated data management system for all Trade Contractors and Consultants at Site as well as the Owners personnel.

8.15.2 All stakeholders will be provided with instructions on how to use ActiveProject and the Projects file naming conventions.

8.16   Development of Strategy for Communications

8.16.1 The Contractor will develop and implement a communications strategy for the Project which incorporates proven, reliable and state-of-the-art telecommunications systems to provide site personnel with fully functional connectivity to the outside world.

8.16.2 Communications requirements for both construction and operations will be optimized during the detailed design stage to ensure that the systems will support peak communications throughput and allow for expansion through open and flexible architectures. Equipment redundancy, where incorporated, for critical components will ensure maximum reliability with minimal downtime. To provide optimum flexibility, a variety of communications media will be incorporated in the overall design.

8.16.3 A full evaluation of all existing telecommunication infrastructure at the Site will be completed early in the Project
Definition Phase. Potential local contractors will be evaluated during this phase.

9.   PROJECT EXECUTION PHASE

9.1   Overall Project Management

9.1.1 Contractor will provide full, comprehensive Project Management services during the Project Definition Phase, and the development of the detailed engineering and related procurement activities, and thereafter until such time as the focus for the Project shifts to Venezuela.

9.1.2   [Intentionally deleted].

9.1.3 Monthly progress meetings will be held with the Owner to review the overall status of the Project, resolve any on-going technical issues, and discuss the cost and schedule disposition of the Project.

9.1.4 The Project Manager will ensure that the Project Execution Plan, developed and agreed with the Owner during the Project Definition Phase, is fully implemented by the Contractors Project Team. Procedures and work instructions issued during the Project Definition Phase will be followed by the Project Team in the day-to-day management and administration of the Project.

9.2   Detailed Design and Engineering

9.2.1   General
(a) The Contractor will provide and perform all detailed design and engineering services reasonably required for the Project, except where such detailed design and engineering is, in accordance with the normal custom of the industry or with the prior agreement of the Owner in each instance, provided by equipment suppliers and vendors or by design-build contractors.
(b) The engineering work will be supervised and controlled by the Project Engineering Manager, who will be directly responsible to the Project Manager for the timely and accurate production of the engineering work.
(c) Initially weekly engineering meetings will be held to ensure the early coordination of the detailed engineering. Later, as the project develops, the coordination meetings will be held monthly. The engineering coordination meetings will precede the monthly progress review meetings with the Owner so that the Engineering Manager can report up to the minute progress and potential problems.
(d) The following provisions of this Section 9.2 contain the Contractors description of the detailed design and engineering services it will provide for the Project, and which were relied upon by the Owner in awarding the Contract to the Contractor.

9.2.2   Design Codes and Standards
(a)   Design codes and standards will be:
(i)   Based on North American standards;
(ii)   Conform to best North American practices for major North
American mine infrastructure development;
(iii) Defined in the Project Design Standards Manual of each discipline; and
(iv)   Where more stringent requirements are necessary to meet
Venezuelan Applicable Laws, or Venezuelan Permits, Licences and
Approvals, or requirements of Venezuelan Governmental Authorities, they will be incorporated into the Project Design Standards Manual and followed.

9.2.3   Use of 3D CADD
(a) The process plant will be laid out using the Intergraph PDS 3D CADD system. At the completion of the design phase the electronic model will be installed at Site for reference during construction. All equipment, piping, cable trays, structures, platforms, stairs, and partitions will be modeled. The 3D CADD model will provide and include:
(i)   A full electronic replica of the plant as it will be constructed;
(ii) Ability to review and quantify design progress as the model is developed;
(iii) Design reviews that include constructability, HAZOP and operational criteria;
(iv)   Accurate data extraction  layout drawings, piping ISOs and BOMs;
(v)   Complete interference checking to avoid construction clashes;
(vi)   Reduced construction costs and schedule delays due to errors; and
(vii)   Training tool for operational staff.

9.2.4   Integrated 3D CADD Software Systems
(a) The proposed 3D CADD tool that will be used by the Contractor is Intergraphs 3D Plant Design System (PDS), which is an integrated suite of software pertaining to the integrated design from the various engineering disciplines. Specific modules of PDS and peripheral software includes:
(i)   Plant Design Equipment modeling
(ii)   Frameworks Structural modeling
(iii)   Piping Designer Piping modelling
(iv)   Isogen Piping isometric generation
(v)   Drawing Manager and Orthogen 2D Drawing extraction
(vi)   Report Manager Various Reports
(vii)   SmartPlant Review 3D walk-through
(viii)   Interference Manager Clash check
(ix)   Reference Data Manager Input Piping Spec
(x)   SmartPlant P&ID P&ID preparation

9.2.5   3D Model Development
(a) Plant equipment will be initially modelled from Vendor sketches and catalogue information or from a database of previous 3D projects. As more data is received from Vendors the model will be updated to reflect the latest detail. The final stage of equipment modeling will occur when the model is checked against the certified Vendor drawings. At this stage the equipment shape, position, location of nozzles etc are accurately reflected in the model.
(b) Structural Steel modeling will start as soon as the general plant layout is established. Because this has been determined during the feasibility stage of the Project, structural modeling will commence concurrent with the equipment modeling. All structural members will be modelled including: secondary framing, girts, bracing, platforms, stairs, handrail, etc., to ensure a complete model is included when interference checks are run.
(c) Foundations will not be modelled since underground piping and electrical duct banks will be minimal. However, the upper surface of the lowest floors including integrated foundations, trenches, pads etc., will be shown for reference.
(d) Piping will be modelled for all diameters 75mm and above and will include pipe supports. Smaller diameters will be field run. Piping will follow ANSI specifications. Piping specifications for the various classes of piping will be input in the 3D model data base to permit the automatic generation of piping isometrics and bills of material. P&IDs prepared with SmartPlant P&ID will generate line lists and valve lists.
(e) Electrical cable trays will be included in the model for interference checking. Cable tray layouts and associated bills of material will be extracted from the model.
(f) In-line Instrumentation from the P&IDs will be included with the 3D model database. A report generated from the database will provide the inline instrument list.

9.2.6   Design Reviews
(a) As the model develops, regular design review meetings will be held with the Owner. This process allows input to the design and layout at the early stages of design development. Plant safety and operability are major factors in the review sessions. Design reviews benefit the construction team as they will determine the order of construction for adequate working space and clearances. In the field, erection crews will benefit by being able to view any part of the model from any angle and be able to print the screen for on-the-job reference.

9.2.7   Interference Checking
(a) Interference checks will be run to determine clashes between the various elements of the 3D model. Hard clashes occur when, for example, a cable tray runs through a floor beam. A Soft clash results when, for example, steel bracing cuts into pipe insulation. Clearance envelopes are also specified where clear space is required for large door swings, withdrawal of tubes from a heat exchanger and the like. Where clashes are identified they can be accepted as in the case of a soft clash or reworked as necessary.
(b) Clash checking will always be carried out before piping isometric drawings are generated.

9.2.8   Drawing Extraction
(a) At any time during and after the model development, conventional 2D drawings can be extracted. In addition isometric views can be produced with photo-like clarity and are particularly useful during construction.
(b) As a final deliverable the 2D drawings supplement the 3D model and normally only show basic dimensioning of the equipment and piping. Structural drawings show all the member sizes and location for detailing purposes. Cable tray drawings show routing information and fittings.

9.2.9   Progress Measurement
(a) Progress of the 3D model is determined by weighting two parameters. One, the ratio of data actually input to the total data required and two, by the level of accuracy of the data. For example, a pump modeled to catalogue data would not earn the same progress as a pump modeled to Vendor drawings. No piece of equipment can be claimed to be 100% complete until it is checked against the Vendors certified shop drawings.

9.2.10 Process Engineering
(a) Process Engineering will review the discipline deliverables that include process information, or show process equipment and piping. Discipline deliverables to be reviewed include:
(i)	Plant Layout Drawings.  The plant general arrangement plans and sections will be reviewed and modified as required to reflect any flowsheet changes that may occur.  Process buildings and equipment will be arranged to provide an economical plant that is easy to operate and maintain.  Gravity flow will be incorporated wherever possible.
(ii)	Piping & Instrumentation Diagrams.  Process Engineering will review process equipment data, mass balance data, pipe routing, pipe size and flow velocity, materials of construction, insulation requirements, instrumentation type and location, process control loops, alarms and equipment interlocks.
(iii)	Piping Layout Drawings.  Pipe routing will be reviewed to
minimize the risk of potential line blockages. The location of, and operator access to, manually operated valves and major process instruments will be reviewed.
(iv)	Plant Automation and Control Philosophy.  The overall plant
control philosophy will be established by the process engineer. The instrumentation discipline will implement this philosophy for the various control systems, instrumentation and data management. Process
Engineering will review control loop narratives and motor logic narratives produced by the instrumentation discipline for consistency with the overall philosophy.
(v)	Civil Plot Plans.  Site plans will be reviewed to confirm good access for delivery and maintenance vehicles, and adequate containment of spills.
(vi)	Site Water Balance.  Process Engineering will work with the civil discipline to incorporate the process plant water balance into the site wide water balance.
(vii)	Concrete and Structural Drawings.  Process Engineering will review containment sumps and containment curbs to minimize risks of product contamination and environmental impact, and to provide good access for operation and maintenance of all process equipment and controls.
(viii)	Mechanical Discipline Documents.  Process Engineering will
review drawings for fabricated steel items (chutes, launders, tanks) and equipment supports. Special attention will be paid to wear protection in chutes, launder slope, and positioning of tank nozzles. Process
Engineering will also review specifications and provide process data for data sheets for materials handling equipment and utilities.
(ix)	Procurement Support.  Process Engineering and Mechanical Engineering
will prepare Technical Specifications and Data Sheets for pre-purchased process equipment.
(b)	Process Engineering will assist with preparation of the list of qualified Vendors for each procurement package. After receipt of Vendor Bids, Process Engineering will perform a technical evaluation and issue a Technical Evaluation report to be combined with the Commercial Evaluation and Purchase Recommendation prepared by the assigned buyer for the equipment package.
(c)	Responsibility for each equipment package will be assigned to either
Process Engineering or Mechanical Engineering based on the type of equipment. The responsible discipline will prepare the Technical Specification and Data Sheets, prepare a Request for Proposal, evaluate Vendor bids, prepare a Request for Purchase for the selected equipment, review Vendor drawings, and update process engineering documents as required (flowsheets, equipment list descriptions, design criteria, mass balance). Process Engineering will also provide any required process data for equipment package documents prepared by other disciplines, and review procurement documents for process equipment prepared by other disciplines to confirm compliance with process conditions.
(d)	Construction Support.  Process Engineering will provide input to, and review, Pre-Commissioning Manuals prepared for each process "system".
(e)	Process Engineers experienced in each process area will be at the project site to assist with Pre-Commissioning and Commissioning, in accordance with the agreed take-over procedures.
(f)	Contractor's Pre-Commissioning and Commissioning team will support the Owner personnel up to the successful completion of the Plant performance tests for the Performance Guarantees. Equipment or circuit modifications required during start-up will be implemented by the construction team only after review and approval by the Owner.

9.2.11 Discipline Engineering
(a)   Layout:
(i) The layouts developed for the Feasibility Study will be the basis for developing the 3D CAD model. After the basic 3D model has been developed, all further refinements to the layout will be input directly into the model. The flexibility of the PDS system allows for two-dimensional views to be extracted from the model at any time and in any direction.
(b)   Civil Engineering:
(i) Existing topographical data, provided by the Owner in electronic format at the commencement of the work, will be reviewed. If required, site surveying will be contracted to a local surveyor to obtain corrected information.
(ii)   Key components of the civil design include:
(A)   Constructing and/or upgrading the two access roads to the site;
(B)   Control of site drainage and run-off from stockpiles;
(C)   Potable water and sewage treatment facilities;
(D)   Firewater supply, storage and site distribution; and
(E)   Tailings discharge and return water lines.
(iii) A borrow source has been identified for concrete aggregates and structural fill material. A concrete batch plant will be required at the borrow source.
(c)   Structural Engineering:
(i) Contractor will provide foundation design recommendations following its review of existing geotechnical data.
(ii) Concrete grades and other design parameters will be stated in the design criteria and will be the basis for concrete quality control.
(iii) Concrete design will follow standard North American practice in that drawings will show concrete dimensions and rebar requirements. Detailed placement drawings and bar lists will be prepared by local engineering companies and/or contractors and will be reviewed by Contractor prior to construction.
(iv) At the start of design, the source and grades of structural steel will be confirmed so that the design criteria will reflect the most economical and readily available material.
(v) Structures will be designed utilizing 3D analysis software such as STAAD-PRO, which interacts with the 3D PDS model. All structural steel framing including bracing, platforms, stairs and handrail will be modeled to ensure that 3D clash checks are comprehensive.
(d)   Architectural Design:
(i) Plans and elevations of all the process buildings will be prepared to show roofing, siding, doors, windows and partitions. Door, window and room finish schedules will also be prepared. The main architectural features will be included on the 3D model.
(ii) Full architectural drawings and specifications for the ancillary buildings will be provided. This will include any upgrades to the existing administration and warehouse buildings.
(e)   Mechanical Engineering:
(i) The mechanical engineering will be closely integrated with the process design to include all the plant systems and equipment. The mechanical engineers will be responsible for the design of all material handling equipment, tanks, chutes, cranes and hoists. All process and mechanical equipment will be shown on the 3D model.
(f)   Piping Design:
(i) Piping will be designed in accordance with ASME/ANSI codes. All pipe 75mm and above will be included on the 3D model. Smaller piping will be field run.
(ii) Piping and Instrument Diagrams (P&IDs) will be prepared from the process flow sheets and material balances. P&IDs will be prepared using SmartPlant P&ID software for integration into the 3D model.
(iii) Piping general arrangement drawings and full isometrics will be provided for fabrication and will be generated from the 3D model database.
(g)   Electrical Engineering:
(i) Power to the site will come from an existing substation approximately 3 km away on the main highway. It is understood that the power line from the substation to the Site is included as part of the scope of the Project to be provided by the Contractor. This power line will connect to the plant substation at the Site.
(ii) Electrical power requirements will be established for the entire Project with a calculated power demand factor to determine the main substation capacity. An emergency back-up diesel generator power system will be designed to maintain critical process operations.
(iii) A power system harmonic analysis will be carried out to ensure there is no interference derived from variable frequency drives.
(iv) A computerized, power system short circuit analysis will be prepared including a relay coordination study with recommended protective settings.
(v) Internal telephone and data links will be provided for connection to the public utility communication system.
(vi)  Electrical drawings will include:
(A)   Electrical Equipment List;
(B)   Single Line Diagrams;
(C)   Main Substation Layouts;
(D)   Electrical Room Layouts;
(E)   Grounding and Lightening Layouts;
(F)   Power and Lighting Layouts;
(G)   Cable Tray Layouts;
(H)   Communication Raceway and Fire Alarm Layouts;
(I)   Schematic Wiring and Connection Diagrams;
(J)   Panel Board Schedules; and
(K)   Cable Schedules.
(vii) Cable tray routings will be input in the 3D model for clash check purposes.
(viii) As-built drawings will be prepared for Single Line Diagrams, Connection Diagrams and underground duct banks.
(h)   Instrumentation and Controls:
(i) The overall plant control philosophy will be established by the process engineer. This philosophy will then be developed into the detailed design for the various control systems, instrumentation and data management.
(ii) The engineering work related to instrumentation and controls will include the following elements:
(A) Design of a control system (DCS or PLC) including an interface (web server) to link data to any remote the Owner site;
(B)   Programming of the control system;
(C)   Design of a central and satellite control rooms;
(D) Design of an uninterruptible power supply (UPS) system for critical instruments and process controls;
(E) Design of plant wide security systems including high security measures for the gold room;
(F)   Design input to the P&IDs; and
(G)   Participation in HAZOP and Fail Safe reviews.
(iii) Programming of the control system has been included in order to provide greater efficiency and control when compared to assigning programming to several individual vendors. A complete instrument list will be prepared along with loop narratives, loop diagrams, cable schedules and detail drawings.
(i)   Building Services:
(i) Building services will include ventilation, air conditioning, plumbing, drainage and fire protection for all process and infrastructure enclosed buildings. The warm climate at the site precludes the need for heating.
(ii) Enclosed process buildings, including electrical rooms, will be evaluated to determine heat gains from equipment to establish the ventilation and air change rates necessary to maintain design requirements and to meet North American occupational health and safety standards.
(iii) The laboratory building will be evaluated in like manner with the addition of ventilation hoods and fans in areas of fume generation.
(iv) Plumbing systems for kitchens, washrooms, laboratory sinks and drys will be detailed along with the resulting drainage and sewer systems.
(v) The fire protection requirements for all the facilities will be determined according to NFPA standards. Protection systems will include sprinklers, dry type fire extinguishers and hose reels as appropriate. Fire alarms and smoke alarms will be included to provide an audible alarm in each building or zone as well as annunciating in the main control room.
(j)   Mining Engineering:
(i) Mining planning and development services are excluded from the Contractors Services.
(ii) Contractor will interface with the company (the Mining Consultant) that will perform mining planning and development services for the Owner. This interface will be primarily related to ensuring that facilities being designed by Contractor will be compatible with the design of the open pit, waste dump and associated haul roads, and with the mining equipment selected by the Mining Consultant. Contractor will facilitate this interface by using one of its in-house mining engineers who will participate in the Project on an as-required basis.
(k)   Document Control:
(i) All technical documentation will be distributed, controlled and filed by Contractors Document Control group. All documents will be issued, internally and externally, via a transmittal, generated in the PM+ management system. The transmittals will clearly state the document title, number and revision; the distribution, purpose of issue, action required and due date.
(ii) PM+ tracks all issues and transmittal contents, flagging late reviews/ submittals for the attention of the Project Engineering
Manager who will take appropriate action to prevent any overall schedule delays.
(iii)   Technical documentation includes:
(A)   Design Criteria;
(B)   Specifications;
(C)   Design Briefs;
(D)   Drawings and Sketches;
(E)   Bills of Material;
(F)   Data Sheets;
(G)   Engineering Reports; and
(H)   Inquiry and Purchase Requisitions.
(iv) A dedicated review room will be established for the review of all internal and external documents. This provides a central location allowing flexibility for reviewing and also allows the Project Engineering Manager to see how reviews are progressing and take action as necessary. At the completion of the review period the documents are returned to the originating discipline to reconcile all comments.
(v) The following review processes will be incorporated into the Project procedures:
(A) Internal Reviews: Document Control will issue a pink copy of internal documents for inter-discipline review. A review period and distribution list of reviewers is established for each document and a transmittal issued. Overdue reviews are flagged for action.
(B) Owner Reviews: Prior to external issue, Document Control will issue all technical documentation to the Owner for review and comment in accordance with an agreed review schedule. Overdue reviews are flagged for action.
(C) Vendor Data Reviews: All vendor data is received by Procurement and the technical documents are forwarded to Document Control who assigns a unique control number to the data. The control number, data description and due date for return are entered into PM+ for tracking. Green copies of the vendor data are made, issued, reviewed and controlled in the same manner as the pink internal documents.
(l)   HAZOP and Fatal Flaw Analysis
(i) Towards the completion of P&IDs, a preliminary Process Hazards Review (HAZOP) and Fatal Flaw Analysis will be completed. A second
HAZOP will be undertaken at about 80% completion of engineering.
(ii) Contractor will organize and lead the reviews with the Owner in Toronto. The purpose of the reviews is to identify early in the design phase any potential safety hazards and fatal flaw errors, define mitigating measures for the identified hazards and fatal flaw errors to ensure that there is sufficient capital in the cost estimate to be able to include the measures during construction.

9.3   IT and Telecommunications [Intentionally deleted]

9.4   Geotechnical Engineering and Water Management Study

9.4.1 The geotechnical engineering design of the earthworks will be executed by Contractors Geo-Environmental Group, formerly Geocon, in the Contractors office in Toronto. Day-to-day engineering activities will be managed by Dr. Bing Wang, who Contractor represents has obtained extensive experience on similar projects in Venezuela.

9.4.2 Peer review of the TSF design will be carried out by Contractors in-house senior geotechnical experts. Input from qualified Venezuelan geotechnical engineers will be required and obtained as required for permitting and sign-off purposes and as necessary to meet the requirements all Applicable Laws, all Permits, Licences and Approvals, and all Governmental Authorities.

9.4.3 If field geotechnical investigation work is required, local Venezuelan drilling contractors will be engaged to undertake the field investigation program. In the early stages of the field investigation program, special emphasis will be made to thoroughly investigate the geotechnical properties of the laterite and saprolite soils in the proposed TSF and bedrock conditions at plant site, and other key facility areas. Analyses will be made of the physical strength and settlement properties of the soils and bedrock with respect to their ability to support the heavy and in some cases dynamic loading of the operating mill equipment.

9.4.4 All work will be undertaken using the most current, updated and accurate topographical mapping and ground surveys of the site and close coordination will be maintained with the General and Civil Layout Departments in order to maintain a common usage of the same most up to date layout.

9.4.5 The detailed geotechnical and water management engineering tasks for the Project Execution Phase include:
(a) Design and construction of TSF and its perimeter access road/berm, including development and finalization of design criteria, design drawings with layout, sections and details, stability, settlement and seepage analyses, design calculations, BOMs for cost estimate;
(b) Provide input to TSF Tender and Trade Contract package, including engineering requisition, scope of work, construction drawings, specifications, pretender site meeting, bid evaluation, negotiation, and recommendation;
(c) Preparation of TSF design technical memorandum, summarizing design rationale and issues;
(d) Provide office support to construction, including periodical site visits by designer and coordination with field staff;
(e)   Preparation of TSF as-built report and drawings;
(f)   Preparation of an Operation and Maintenance Manual;
(g) Provide input to a Field Soil and Concrete Testing Service Contract package, including engineering requisition, scope of work, specifications, bid evaluation, negotiation, and recommendation;
(h)   Geotechnical recommendations for foundation designs;
(i)   Evaluation of hydrological, water management and water balance;
(j)   Analyses of stability of ore stockpiles; and
(k)   Development of borrow material and quarry sources.

9.5   Environmental Engineering

9.5.1 In executing the environmental component of the Project, the Environmental Manager will work closely with the design team in all aspects of the design to ensure that each of the facilities/systems comprising the overall design will provide a high level of environmental protection and that the overall design will function well from an environmental perspective, integrating the various environmental requirements. Accordingly, the Environmental Manager will provide input to the design of all facilities and systems, including providing environmental design considerations and mitigation measures for:
(a)   Refinement of the site layout to minimize environmental concerns;
(b) Pit development and dewatering to reduce impact on local groundwater regime;
(c) Tailings storage facility (TSF) design, including seepage collection system (if required) and operational plan, to ensure long-term stability of the impoundment while minimizing ground/surface water, dust and terrestrial environment impacts;
(d) Tailings pipe alignment/design, including additional protection for environmentally sensitive areas (watercourses and low lying areas);
(e) Waste rock dump design, including run-off management and long-term stability;
(f) Site water management plan, including water balance, collection of potentially contaminated waters for treatment prior to release to the environment and diversion of environmental waters from sources of contamination to a downstream site;
(g)   Potable water supply;
(h) Plant make-up water supply, ensuring that the use of environmental waters is minimized to the extent possible;
(i)   Wastewater/sewage treatment, including effluent quality controls;
(j) Management/control of acid rock drainage (ARD), including ensuring all potentially ARD contaminated run-off is collected for treatment, as required;
(k) Cyanide handling, storage and destruction, including issues related to its transportation to the site and, following its use, management of residual cyanide;
(l) Plant layout and design, including the spill collection and containment systems that address wet season requirements;
(m) (Hazardous and non-hazardous) Materials management and waste management to avoid/minimize environmental impacts during the on-site handling, storage and disposal activities. This would minimize spills and, in the event that a spill does occur, ensure effective containment systems are in place;
(n) Design/upgrading of the aggregate quarry, the access roads and the power transmission line to minimize environmental impacts.

9.5.2 The Environmental Manager will liaise closely with the design team during the development of the detailed design through attendance at Project Meetings, discussions with the design team and review of design criteria, documentation and drawings.

9.5.3 The Environmental Manager will bring to the attention of the design team, early in the process, environmental risks or requirements likely having significant design implications and possibly requiring design refinements or modifications.

9.5.4 In all aspects of design, the Environmental Manager will ensure closure considerations are taken into account, to facilitate the proper closure and rehabilitation of the site, in a cost-effective and timely manner, once mining activities have ceased.

9.5.5 In addition to addressing the individual elements of the design, the Environmental Manager will monitor changes in design in one element of the design affecting another area of the design, for example, with respect to potentially increased adverse environmental impacts. He will work with the design team in mitigating these newly identified impacts.

9.5.6 In addressing each aspect and element of the design, the Environmental Manager will ensure that the design executes the commitments made in the Owner Environmental Impact Statement (EIS), Environmental Management Plan (EMP) and Site Closure and Rehabilitation Plan and that the overall design, including its facilities and systems, achieve internationally acceptable environmentally acceptable standards, including achieving the Equator Principles. He will conduct routine audits for compliance with Venezuelan environmental regulatory and other requirements.

9.5.7 The Environmental Manager will also assist the Project Manager and the Owner in the Project permitting process, and will assist with tracking and implementation of tasks necessary to prepare and submit permit/approval applications, at the discretion and direction of the Owner.

9.6   Procurement and Contract Management

9.6.1   General
(a)   Contractor represents that it has had recent procurement and contract management experience in Venezuela, and it is aware of and will develop a procurement and contract management program that will address and meet the challenges of developing and construction a project in Venezuela, including the following challenges:
(i)   Local Trade Contractors generally lack funds and have
requirements for relatively large cash advances. High inflation, tax regulations and currency trading practices restrict Trade Contractors to minimize their inventories. Cashflow is based on only as ordered, and this causes Trade Contractors to request advances;
(ii)   Inventories of local goods are maintained at minimum
inventories; therefore, suppliers rely on ordering as required. This affects the opportunities to purchase local goods;
(iii)   Duties and VAT exemptions have proven to be difficult because the timing for approvals is generally six months to one year.
Contractor has established the process and the personnel required to pursue these applications expeditiously in the name of the Owner.
(iv)   Tax regulations and currency trading have forced Trade
Contractors to setup satellite offices for purposes of offshore banking. However, restrictions for payment in local currency are enforced, particularly for services;
(v) Conducting thorough surveys and pre-qualifications of potential fabrication shops and Trade Contractors is essential so that local factors can be incorporated during the Engineering phase;
(vi)   Third party inspection is required prior to import of any goods or materials into Venezuela and Contractor has established processes for expediting this.
(b)   The procurement and contract management group will be established in the Contractors Toronto offices. This group will set the Project procurement policy and procedures, and will provide direction and have overall responsibility for the procurement activities that will be undertaken for the Project.
(c)   The Contractor shall coordinate all procurement activities between itself and CM Consultant.
(d)	The Project procurement group will be managed by the Procurement and Materials Manager in Toronto who will be assigned to the Project reporting to the Project Manager, and will be responsible for all procurement, operations and activities and the quality of procurement throughout the Project, whether procured through the Contractor or CM Consultant.
(e)	The Procurement Manager will recommend and approve the
appointments for the senior procurement positions within the Project Team.
(f)	The Project procurement group will subdivide its functions into:
(i)	Contracts administration;
(ii)	Purchasing;
(iii)	Material control;
(iv)	Expediting;
(v)	Inspection;
(vi)	Freight forwarding.
(g)	The Contractor will establish the Project Procurement Policy and
Procedures to be followed and will undertake the specific procurement tasks of:
(i)	Establishing a "key supplier initiative", wherein suppliers of equipment which can positively influence the overall project and future operations will be chosen early in the project;
(ii)	Establishing blanket orders for project requirements as practicable;
(iii)	Executing major commitments;
(iv)	Coordinating expediting and Inspection;
(v)	Organizing and operating a Material Control System;
(vi)	Providing site requirements support (consumable and non-
engineered supplies);
(vii)	Performing freight management (excluding module transportation);
(viii)	Providing support to the Project office in Puerto Ordaz; and
(ix)	Executing North American inspection and expediting assignments.

9.6.2   Procurement Policy, Procedures and Documents
(a) Contractor will implement and enforce strict compliance with the following Procurement Policy Guidelines:
(i) A high standard of ethics and fairness will be adhered to in all dealings with suppliers, manufacturers and contractors;
(ii) Suppliers and contractors will not be requested to submit quotations if a specific source of supply has already been decided upon;
(iii) All tenders will be evaluated, in strict confidentiality and with focus on cost; quality; technical performance; delivery; and continuity of supply and service;
(iv) Primary consideration for supplier or contractor selection and purchase or contract award will be based on best value comprising lowest overall cost, best performance, quality, delivery and service;
(v) All purchase orders and contracts will be in writing and will be fully executed prior to the commencement of work, unless an alternative method has been approved, such as a commitment confirmed by letter of award;
(vi) Whenever feasible in order to benefit from economies of scale, purchase orders and contracts include priced options for the addition of similar equipment, materials or services;
(vii) Competitive bids will be called for all requirements, except where the Owner (and Contractor) has pre-selected or sole-sourced a supplier or contractor; and
(viii) Local content will be optimized to the extent practicable to meet the Owners objectives to utilize Venezuelan suppliers, contractors and other resources without compromising the Project objectives.
(b) Contractor will implement and enforce strict compliance with comprehensive Project Procurement Procedures to cover all phases of the procurement process.
(c) Contractor will develop and use procurement documents and incorporate into such documents such changes and additions as the Owner may reasonably require.
(d) Contractor will develop and enforce the use of a unique identification and control number for each procurement package, which will serve all disciplines and third parties such as vendors, contractors and freight forwarders, to properly identify and control correspondence, billings, payments and package numbering.

9.6.3   Procurement Management
(a)   General
(i) Procurement services will be provided by Contractor as disclosed agent for the Owner and will be based on the established Project Procurement Procedures and the Project Procurement Plan developed for the Project.
(b)   Procurement Plan:
(i) The procurement plan will contain the following key elements to ensure goods will be procured and delivered according to Project procedure and schedule, and will be subject to approval by the Project Manager and the Owner:
(A) A list of the procurement packages and package identification number for each package;
(B) The scope/description of required equipment, materials and services;
(C)   The proposed method of procurement and basis of pricing;
(D)   Proposed bidders/supply sources;
(E) The schedule of key dates covering: bidders list approval; bid preparation, issue, receipt, evaluation, and recommendation; Companys approval; purchase order issue;
(F)   Budgeted cost; and
(G)   Special considerations.
(ii) The plan will reflect a procurement strategy which optimizes the use of Venezuelan vendors without compromising the objectives of the Project.
(c)   International Tenders:
(i) International requests for tenders will be conducted as required for the equipment specified for the Project.
(ii) Other qualified suppliers will be sourced within regional proximity to Venezuela in order to develop a list of bidders representing a cross-section of qualified suppliers able to provide required goods at competitive prices.
(iii) Through its global procurement capabilities and with corporate offices in over 30 different countries including in North and South America, Europe, South Africa and Australia, Contractor will source local suppliers to better serve the interests of the Project as required.
(iv) All suppliers invited to bid will have been screened or pre-qualified by Contractor to demonstrate they have a local presence in Venezuela, or have the facility to provide effective local on-shore after sales service to the Owner, including the stocking of essential spare parts.
(d)   Approved Bidders List:
(i) The Contractor will produce a Project Approved Bidders List of companies which have been pre-qualified to submit proposals for equipment, materials and services.
(ii) The Project Approved Bidders List and associated documentation will provide a permanent record and justification for the selection of a specific list of bidders.
(iii) All Vendors and Trade Contractors entered into the Project Approved Bidders List will be qualified by Contractor by a combination of the following criteria:
(A)   Vendor or Contractor Qualification Questionnaire;
(B) Documentation of past experience with or recommendation from within the Contractor organization;
(C)   Quality Assurance Assessment; and
(D)   Specific request by the Owner.
(e)   Proposed Countries for Equipment Sourcing:
(i) It is anticipated that the source countries with a supplier base capable of meeting the equipment requirements will be the USA, Canada, UK, Finland, Norway, Sweden, Germany, France, Spain, Brazil, South Africa, Australia, Taiwan and Japan. However the list is not exclusive and suppliers from other countries will also be considered.
(f)   Procurement Register:
(i) A procurement register will be maintained within Contractors integrated project management and control system (PM+ System) throughout the duration of the Project, in order to track and record the status of all purchases and purchasing activities.
(ii) A procurement log will be maintained to record the source and value of goods by country, region, county and locale.

9.6.4   Materials Management
(a)   Expediting:
(i) The Contractor will develop and implement a comprehensive expediting plan.
(ii) The expediting plan will include such activities as participation in all pre-award activities; obtaining fabrication schedules in an agreed format prior to award; obtaining the suppliers document index prior to award, utilization of shop inspectors to report on progress only, and the utilization of the PM+ System in monitoring, tracking and reporting for all expediting functions.
(iii) The expediting plan for the Project will include as a minimum the following key information:
(A) PO information consisting of: PO number, supplier, item description, and the dates for: inquiry issue, bid closing, PO issue, and contractual deliveries,
(B)   Manufacturing locations (suppliers and fabrication shops);
(C)   Project schedule requirements;
(D)   Suppliers production schedule and fabrication period;
(E)   Level, method and frequency of expediting by commodity/equipment;
(F)   Lines of communication;
(G) Identification of shops where a full time resident expediting effort may be necessary;
(H)   Personnel support locations and required shop inspection liaison;
(I)   Manhour budget control; and
(J)   Status reporting.
(iv) Contractor will implement processes and procedures for the early detection of problems in fabrication, including use of its own and local inspectors as the means for progress reporting. To accomplish this, purchasing, expediting and inspection will work closely together.
(v) Supplier production schedules in Gantt chart format suitable for monitoring progress in suppliers and sub-supplier shops will become part of the purchase order commitment.
(vi) Expediting of vendor documents will be required and enforced. Suppliers will be required to complete a Vendor Document Index form.
The Index will list suppliers document, reference number and submission dates. This information will then be entered into the PM+ system for tracking and reporting purposes.
(vii) Contractor will prepare and distribute monthly detailed expediting reports through PM+ and will include as a minimum the current status of all equipment, materials and vendor data, as well as forecast and actual delivery dates, dates of last supplier contact and future contacts. Exception Reports will also be made available to determine any potential problem areas.
(b)   Inspection:
(i)   The Contractor will develop a comprehensive inspection plan.
(ii) The inspection plan will comprise the performance of quality surveillance on a global basis and will be based on the Project Quality Program.
(iii) The method of application of the Quality Surveillance Program will be defined in the Project Procurement Quality Surveillance Procedures and will include the following:
(A)   Responsibilities;
(B)   Preparation of the project quality surveillance plan;
(C)   Definition of quality surveillance levels;
(D)   Preparation of quality surveillance assignment packages;
(E)   In-plant quality surveillance;
(F)   Quality surveillance reporting; and
(G)   Non-conformities.
(c)   Shipping Release:
(i) The quality surveillance plan (QSP) will be supplemented by the Manufacturers Inspection and Test Plans (ITPs) that the Contractor will require to be provided by the suppliers, detailing all aspects of the manufacturing and testing process plus the applicable codes, standards and jurisdictional requirements.
(ii) ITPs will be reviewed to the requirements of the PO and technical specifications to establish the required witness, hold and review points during the manufacturing process. The ITP will also be issued to the Owner for review in case any additional inspection points are required by the Owner.
(iii) If suppliers ITPs are not available or are deemed to be inadequate a series of Product Specific Verification Plans (PVPs) will be prepared by Contractor.
(iv) The QSP details the quality surveillance activities to be performed for each purchase order or contract. The appropriate quality surveillance levels are established by the inspection supervisor and the package responsible engineer based on product complexity, characteristics, type of service, manufacturing complexity and schedule.
(v)   The five designated levels of quality surveillance are as follows:
(A) Level 0 - No source quality surveillance. Review and acceptance of suppliers product certificates and quality documentation only;
(B) Level 1 - Final verification and inspection. This level of quality surveillance requires final review of quality and certification documentation, inspection and test records and verification of packaging and shipping;
(C) Level 2 - Limited scope quality surveillance. This level of quality surveillance requires the monitoring of manufacturing, inspection and testing activities at predetermined verification points designated as Witness and Hold points on the suppliers ITP;
(D) Level 3 - Full scope quality surveillance. This level of quality surveillance requires the frequent monitoring of manufacturing, inspection and testing activities performed during visits to the supplier on a regular basis while the work is in progress. The frequency of visits will be in relation to the manufacturing activities and the quality performance history of the supplier;
(E) Level 4 - Continuous quality surveillance. This level of quality surveillance is required when the supplier is continuously fabricating critical equipment. A resident quality surveillance inspector will continuously monitor manufacturing, inspection and testing operations and verify the required records.
(vi) The resources used by the Contractor for quality surveillance functions will be the inspectors assigned to the Project and located both in the Contractors Toronto office. In addition the resources for inspections conducted globally (outside of Argentina) will be provided by the Contractors global resources supplemented by personnel from its associated companies as necessary.
(d)   Site Materials Control:
(i) Contractors project management approach relative to the control of equipment and materials once such are delivered to the Site, including the receipt and inspection of goods at Site, the reporting of goods received, the overages, shortages and damages to goods, the storage, warehousing and related operations, the custody transfer of goods free-issued to Trade Contractors, and the status reporting, will be coordinated and integrated with the activities of CM Consultants construction management team at Site. Contractors procurement, however, is responsible for initiating all claims against the insurer or the supplier as the case may be, resulting from loss or damage, and short shipments, and for preparing and submitting such claims together with all supporting documentation.
(ii) The Contractor PM+ system will be used to track, monitor and control equipment and materials delivered to the Site.
(e)   Tracking and Monitoring System:
(i) The Contractor will use the relational database system within its PM+ system to track and monitor expediting, shop inspections, as well as freight movement, including freight, handling of short shipments, loss or damages and other critical tracking activities.

9.6.5   Contract Management
(a)   General
(i) Contractor will provide contracting services as disclosed Agent for the Owner. Contracting services will include the same services as described herein for procurement services, except that they will be related to the acquisition of construction services.
(ii) Contracts administration and management will be established in the Contractors Toronto office and provide direction and have overall responsibility for the activities related to the contracting of services for the Project. A contract administration function will also be established at Site by CM Consultant under the CM Consultant Contract, which function will be coordinated by and integrated with the services of the Contractor.
(iii) Functions and activities of contract administration will comprise confirming the Project contracting strategy in cooperation with the other Project disciplines, prepare policy and procedures, prepare model contract including the general, special and commercial conditions of contract, instructions to tenderers, schedules and appendices, finalize tender document preparation. All such documents shall be submitted to the Owner for its review and approval before they are used, and the Contractor will incorporate such changes and additions as the Owner may require.
(iv) In collaboration with the Owner, Contractor will conduct onshore information meetings for prospective contractors and local qualified business enterprises to promote local participation in tenders.
(v) Other pre-award contracting activities will include the pre-qualification of tenderers, issue of tenders, holding pre-bid information meetings at Site receive bids, evaluate bids in conjunction with engineering for technical evaluations, recommend, negotiate and award contracts, all subject to the Owners review and approval.
(vi) In the acquisition of contracting services, the same consideration will be given as in the procurement of goods, to optimize local content without compromising the project goals and to provide local qualified business enterprises with opportunities for participation in the Project execution either directly or as subcontractors to the prime contractors, in accordance with the Owners objectives.
(b)   Contracting Plan:
(i) The pre-award contracting plan will reflect the contracting strategy as described above. The plan will contain the following key elements to ensure that services to be tendered will be provided according to Project requirements, Applicable Laws, labour relations, health and safety, work interface between packages, custody transfer of goods procured by Contractor, budget and schedule. The plan will be subject to approval by the Project Manager and the Owner, and for each contract package will include:
(A)   The scope/description of required equipment and materials;
(B)   The proposed method of contracting/basis of pricing;
(C) Proposed bidders/number of bidders/contracting source for each package;
(D) The schedule of key dates covering: bidders list approval; bid preparation, issue, receipt, evaluation, and recommendation; Companys approval; contract negotiation and award;
(E)   Budgeted cost; and
(F)   Special considerations.
(ii) The post award contracting plan will include the following activities immediately following the award: the preparation and execution of conformed contracts, securing, registering and administering all contractor securities, insurances, deposits and guarantees on behalf of the Owner. Shortly thereafter expedite receipt of contractor deliverables, verify that deliverables comply with contract requirements, hold a kick-off meeting with the contractors, review contractors mobilization plans, review 90day schedules, obtain contractors cash flow forecast, establish standard formats for contractors progress reporting and invoicing.
(c)   Contract Administration:
(i) Once Trade Contract awards are made, the Trade Contracts will be administered by the Contractors contract administrator in Toronto until all documents listed above to be provided by the Trade Contractor have been delivered and the Trade Contractor has mobilized his resources at Site.
(ii) Once the Trade Contractor is on Site, contract administration will be transferred in an orderly manner by the Contractor to the field contract administrator designated by CM Consultants Construction Manager at Site. Thereafter the administration and progress monitoring of the Trade Contract and payments through to completion and close-out will be performed in the manner described hereunder.

9.7   [Intentionally deleted]

9.8   O&M Manuals

9.8.1 The Contractor shall cooperate fully with the Owners other consultants (O&M Consultants) who are responsible for the preparation and provision of the O&M Manuals and Plant Operations Manual. In addition, the Contractor shall:
(a) promptly when requested by the O&M Consultants, provide the O&M Consultants with such information and documentation as they may require to prepare and finalize the O&M Manuals and Plant Operations Manual;
(b) review draft O&M Manuals and draft Plant Operations Manual and provide comments and recommendations regarding any errors, mistakes or omissions of which the Contractor is or should be aware, and identify any conflicts with design, specifications or documentation provided by the Contractor or the Trade Contractors to the Contractor; and
(c) mark-up, and provide to the Owner and O&M Consultant, copies of the O&M Manuals, Plant Operation Manual, and training plans with the final result of all adjustments, alterations and other modifications made to the equipment, components, subsystems and systems during Commissioning or otherwise prior to Industrial Completion, including to incorporate all corrections, adjustments, changes, comments and additional information and data as may be made or obtained during the Tests on Completion, Tests after Completion or Performance Tests.

9.9   Training

9.9.1 The Contractor shall assist the Owner in the development of detailed and comprehensive training programs (collectively and individually Training Program) to be provided by the Trade Contractors and the O&M Consultant for the O&M Personnel, such that the Training Program shall be adequate for training O&M Personnel in all aspects of the operation and maintenance of the Project as a whole, and of all equipment, subsystems, systems, structures and other parts of the Project.

10.   LOCAL CONTENT AND INDIGENOUS PEOPLES PLAN

10.1   Local Content and Socio-Economic Development

10.1.1 The Contractor acknowledges that the Owner wishes to, and the Contractor agrees that it shall through the procurement policies it develops for the Project, promote and maximize the socio-economic development of the local and Indigenous People in the region in which the Site is located, including promoting and maximizing regional content through local hires, purchases, rental of equipment and utilization of local contractors and suppliers.

10.1.2 The Contractor shall, in the performance of the Services, include in the tender documents for the Trade Contracts and in the
Trade Contracts, requirements that Trade Contractors in the performance of their Trade Contracts:
(a)	to the extent that it does not increase the cost to or the time for performance of the Trade Contracts, maximize the use of qualified labour and suitable construction equipment, other equipment, materials, products and supplies that are produced, manufactured or sourced firstly in and from local communities in the region and secondly from Venezuela;
(b)	where reasonably and economically practicable, and subject to compliance with the terms and conditions of any applicable collective agreements, maximize the use of personnel, services, consultants and contractors resident firstly in the region and, secondly, in Venezuela, and in particular the amount of labour hired from Indigenous People resident in the region in which the Site is located who have the requisite qualifications and experience; and
(c)	give manufacturers, suppliers and contractors available in
Venezuela a fair and reasonable opportunity to tender or quote for Trade Contracts.

provided that the use of such construction equipment, other equipment, materials, products, supplies, personnel, service providers, consultants, manufacturers, suppliers and contractors does not adversely affect the cost of or schedule for performing the Trade Contracts or completing the Project and taking into account price, quality, reliability, reputation and schedule, and provided further that the giving of such preference to local content is not contrary to Applicable Laws.

10.1.3 [Intentionally deleted  already covered in SA 6.1.5].

10.1.4 The Contractor will monitor, or cause the CM Consultant to monitor, the Trade Contractors compliance with the requirements of this GC 10. The Contractor shall cooperate with the Owner and allow the Owner full access to all records and documentation of the Contractor as reasonably required by the Owner to verify and establish that the Contractor is using reasonable efforts to promote local, regional, Indigenous Peoples and socio-economic development as required by this GC 10.

11. PROTECTION OF THE ENVIRONMENT

11.1 General

11.1.1 In respect to pollution prevention, pollution abatement and environmental protection the Contractor shall, in the provision of engineering, procurement and other Services, cause the Project, and the manner and method of operating and maintaining the Project, to conform to best management practices taking into account World Bank Guidelines and Equator Principles, as well as the "International Cyanide Management Code For the Manufacture, Transport, and Use of Cyanide In the Production of Gold" developed by a multi-stakeholder Steering Committee under the guidance of the United Nations Environmental Program (UNEP) and the then- International Council on Metals and the Environment (ICME).

11.1.2 The Contractor, however, is responsible for developing from the Owners Environmental Management Plan, the comprehensive procedures and policies that are to be complied with by the Trade Contractors during the Project Execution Phase of the Project.

11.1.3 The Contractor shall include in all Trade Contracts requirements that Trade Contractors shall comply with:
(a)	all provisions, terms and conditions of all Permits, Licences and
Approvals, and all Applicable Laws, relating to the protection of the environment;
(b)	all environmental guidelines, requirements and directions of
Governmental Authorities;
(c)	everything contained in the Environmental Management Plan; and
(d)	all environmental guidelines, requirements and directions of the
Owner, acting reasonably, issued pursuant to and in all events consistent with the Applicable Laws and all Permits, Licences and Approvals.

11.1.4 The Contractor shall perform its Services, and include in the Trade Contracts provisions requiring Trade Contractors to perform those Trade Contracts, in such a way as to minimize any disturbance, damage or impairment of or to the environment and, if some disturbance, damage or impairment is inevitable, then to within such limits as may be prescribed by Applicable Laws and the Permits, Licences and Approvals. Without limiting the generality of the foregoing, the Contractor shall not alter, damage, destroy, remove or clear trees, timber or shrubs, or disturb flora, fauna or watercourses, or allow Trade Contractors to do so, to any extent greater than necessary for the proper performance of the Services and completion of the Project, including in strict accordance with the requirements of the Governmental Authorities.

11.1.5 The Contractor shall not, in violation of Applicable Laws or Permits, Licences or Approvals, through its design, engineering or procurement, cause the discharge, or knowingly or willingly allow any Trade Contractors to discharge, any substance into the environment (excluding only normal combustion exhaust emissions from Trade Contractors equipment which are within permissible levels in accordance with best environmental management practices).

11.1.6 [Intentionally deleted].

11.1.7 The Contractor shall, unless otherwise instructed in writing by the Owner, use all reasonable efforts to include in each Trade Contract a provision that the Owners Representative and each and all representatives and employees of the Owner, Contractor and CM Consultant shall have authority, without cost to the Owner, to order the Trade Contractor (by notice to the Trade Contractor or any of its personnel or workers) to immediately cease any or all activities which are causing or that may cause damage, disturbance or impairment to or of the environment that is in breach of or in excess of that allowed by any Applicable Laws, the Environmental Management Plan, the Owners Requirements or any Permits, Licences and Approvals. The Contractor shall immediately comply with, and require and cause the Trade Contractors at their own cost to comply with, such direction and shall not re commence such activity or activities or allow such activity or activities to recommence until after the Contractor or Trade Contractor, as applicable, has demonstrated that the activity directed to be ceased can be resumed and completed without damage, disturbance or impairment to or of the environment that is in breach of or in excess of that allowed by the Permits, Licences and Approvals, by the Applicable Laws, by the Environmental Management Plan or Owners Requirements.

11.1.8 The Contractor confirms that it is familiar with or, prior to finalizing any Trade Contract, will become familiar with, all Applicable Laws and requirements of all Governmental Authorities which relate to environmental requirements or restrictions in relation to the development, construction and operation of the Project. Subject to the Owners responsibilities for obtaining the ESIA Approval in Venezuela and the Permit to Construct, the Contractor shall obtain, or through the CM Consultant or Trade Contractors cause to be obtained, all Permits, Licences and Approvals required for the performance of the Services or the performance by Trade Contractors of their Trade Contracts, and shall then comply strictly with and cause Trade Contractors to comply strictly with the requirements of all such Permits, Licences and Approvals.

11.2 [Intentionally deleted]

12. QUALITY ASSURANCE

12.1 General Requirements

12.1.1 The Contractor shall develop and implement a quality assurance plan (Quality Assurance Plan), including a quality assurance program, quality control program and quality assurance manual (QA Manual), that embodies all quality assurance and quality control requirements for all parts of the Project, including for design, engineering, procurement, construction and Commissioning, sufficient to ensure that the Facility will be of high quality, high reliability, low maintenance and meet all requirements of the Contract.

12.1.2 The Contractor shall ensure the quality assurance and quality control programs of all Trade Contractors conform to and comply with the requirements of the Contractors Quality Assurance Plan and QA Manual. The Contractor shall ensure that all Trade Contractors receive a copy of the Quality Assurance Plan and QA Manual, and also ensure enforce strict compliance with the Quality Assurance Plan and QA Manual by all Trade Contractors and all Contractors Personnel.

12.1.3 The Quality Assurance Plan and QA Manual shall be submitted to the Owner for review within 30 days after the Date of Contract. The Contractor shall make such changes and additions to the Quality Assurance Plan and QA Manual as the Owner may reasonably require. The Contractor will nominate a quality assurance manager to monitor and enforce compliance with the Quality Assurance Plan and QA Manual by both the Contractor and all of its Trade Contractors.

12.1.4 The Contractor has provided the Owner with a sample quality plan and QA manual from a comparable contract for another project and represents, warrants and agrees that the Quality Assurance Plan and QA Manual developed and implemented by the Contractor for this Project shall be as or more comprehensive, and to the same or better standard of quality and completeness, as the sample quality plan and QA manual provided to the Owner. The Contractor acknowledges that the Owner has relied upon this representation and warranty by the Contractor in awarding this Contract to the Contractor.

12.2 Quality Assurance Plan

12.2.1 The Quality Assurance Plan shall contain all quality assurance procedures necessary to perform the Project including the following requirements:
(a)	an organisation chart for the Contractor's on-site and off-site establishment;
(b)	a detailed description of each staff/management position;
(c)	a description of responsibilities and accountabilities for each position;
(d)	a description of the responsibilities and authorities of off-site management/corporate personnel and on-site project management personnel;
(e)	the method of preparation, implementation and control of the
Quality Assurance Plan;
(f)	provision for review of the Contract in terms of the Contractor's corporate quality assurance policy and procedures;
(g)	a quality assurance review and sign-off internally by the
Contractor in the process of tendering;
(h)	provisions for document control with 2 copies of the Quality
Assurance Plan and any subsequent amendments and revisions to be provided to the Owner;
(i)	provision of a drawing register recording drawing numbers, titles, revision status, date received and issued, drawing status;
(j)	provision for updating on a regular basis and recording of updates;
(k)	development of a division of responsibility chart to identify the documents to be controlled, including but not limited to the following:
(i)	this Contract and any related contracts;
(ii)	the Quality Assurance Plan;
(iii)	third party agreements -Trade Contractors, subcontractors,
suppliers, consultants and special contract personnel;
(iv)	testing records;
(v)	records of statutory reports and record book entries;
(vi)	the Owner's site instructions;
(vii)	Contractor's site instructions;
(viii)	plan audit documentation;
(ix)	variation documentation for this Contract and the Project, including documentation relating to variations to the Scope of Services;
(x)	correspondence registers, both incoming and outgoing, with a separate register for the Owner correspondence; and
(xi)	for each of the above document classifications the chart is to define the person/position responsible for each of the following actions:
(A)	preparation;
(B)	review;
(C)	approval;
(D)	issue; and
(E)	distribution;
(l)   purchasing/procurement procedures:
(i)   consultants;
(ii)   subcontractors; and
(iii)   suppliers;
(m)   purchasing/inventory control;
(n)   inspection and testing of supplies and services;
(o)   handling, storage, packaging and delivery control;
(p)   quality records;
(q)   contract filing;
(r)   quality audits;
(s)   training;
(t)   servicing and maintenance of plant and equipment;
(u) procedures for review of the Quality Assurance Plan and periodic reporting;
(v)   development of flow charts for all functions in the Project; and
(w) quality interaction with the Owners quality assurance practices and procedures.

13.   HUMAN RESOURCES AND INDUSTRIAL RELATIONS PLAN

13.1   General

13.1.1 The Contractor shall prepare, implement and comply with the Human Resources and Industrial Relations Plan, which:
(a) shall be submitted to the Owners Representative when the Contractor has considered that it has achieved Completion of the Project Definition Phase;
(b) complies with the requirements for the Human Resources and Industrial Relations Plan set out in the Schedule of Plan Requirements; and
(c) shall be a Human Resources and Industrial Relations Plan that has been approved by the Owner.

13.2 Human Resources and Industrial Relations Plan Requirements

13.2.1 The Human Resources and Industrial Relations Plan shall contain all human resources and industrial relations policies and procedures necessary to manage Trade Contractors, subcontractors and employees in the execution of the Project in accordance with this Contract, including:
(a)   Human Resources Strategy;
(b)   outline strategy to complete works without industrial relations lost time;
(i) outline strategy to ensure no industrial relations exposure to the Owner operations;
(ii)  type of industrial relations regulation to apply;
(iii) details of rates of pay and all applicable payments plus details of labour rate escalation;
(iv)  employment conditions; and
(v) advise of other awards or registered industrial relations agreements which are binding on the employing company;
(c)   Recruitment
(i) recruitment procedures and compliance with the Owner authorization process where required;
(ii)  reference checking process;
(iii) standard selection criteria; and
(iv)  induction;
(d)   Employee Relations
(i)   person who has the accountability for employee relations;
(ii)  process to advise the Owner on potential and labour relations issues;
(iii) employer association representation;
(iv)  hours of work;
(v)   shift rosters and breaks;
(vi)   fly in, fly out arrangements;
(vii)   details of employee amenities when not supplied by the Owner;
(viii) details of transport arrangements when not supplied by the Owner;
(ix)   grievance procedures;
(x)   disciplinary procedures;
(xi)   communications with employees;
(xii)   procedure for dealing with union right of entry;
(xiii)   procedure for dealing with union meeting requests;
(xiv)   employee assistance programmes;
(xv)   assessment of fitness for work;
(xvi)   equal employment opportunity; and
(xvii) acknowledgment of application of relevant site policies and procedures;
(e)   Personnel
(i) labour force by trade classifications and numbers for the duration of the Contract;
(ii)   next of kin contacts; and
(iii)   licence records and management;
(f)   Employee Relations Risk Assessment
(i)   risk assessment of industrial relations risks to be provided; and
(ii)   provide details of strategies to address risks;
(g)   Subcontractor Management
(i) contractual clauses requiring employee relations plans for subcontractors;
(ii)   names of all proposed subcontracting organisations; and
(iii)   employee relations plans for subcontracting organisations; and
(h)    Audit
(i) outline the process for the Owmer to audit compliance with the Human Resources and Industrial Relations Plan.

14.   AUDIT OF PLAN COMPLIANCE AND PROJECT CONTROL

14.1   General

14.1.1 The Contractor shall keep and maintain an adequate internal control system and records, to monitor the implementation of the following plans and manuals and their effectiveness, using jointly agreed measures:
(a)   the Environmental Management Plan;
(b)   the Safety and Health Plan;
(c)   the Human Resources and Industrial Relations Plan;
(d)   the Quality Assurance Plan;
(e)   the Indigenous Peoples Plan; and
(f)   the Project Procedures Manual.

14.1.2 The Contractor shall ensure that the internal control system and all records referred to in this Section 14 are available to the Owner or the Owners Representative at all times with reasonable notice on an open book basis, including for examination, audit, inspection, transcription and copying.

14.1.3 The Contractor shall ensure that the internal control system described in this Section 14 includes:

(a) a process to capture any departure from the scope or design of the Project as early as practicable which identifies the characteristics and status of any departure, including identifying:
(i)    the source of the departure and reasons for proceeding;
(ii)   any supporting documentation regarding the departure;
(iii) whether the departure impacts upon the cost, time or quality of the Project and if so, whether the departure can be quantified or measured on a time basis;
(iv) whether the departure is likely to result in a variation or change to the Project Cost Estimate, the Approved Project Budget, the Total Project Cost or the Project Plan;
(v)    what flow-on effects, if any, are likely; and
(vi)   the effect of not adopting the departure;
(b) a reporting process whereby the Contractor notifies the Owner in writing of any departure within a seven days of the departure; and
(c) an information transfer process to advise and document any authorized departure from the Project Cost Estimate, the Approved Project Budget, the Total Project Cost, the Project Plan or any other cost budgets, schedules or design documentation produced in relation to the Project.

APPENDIX 3
OWNERS REQUIREMENTS - CA

TABLE OF CONTENTS

                                                       Page
1.   GENERAL..............................................1

1.1  Introduction and Overall Objective...................1

1.2  Design to Accommodate Future Expansion of Project....1

1.3  Purpose of the Project ..............................1

2. THE PROJECT............................................2

2.1  General Scope of the Project ........................2

2.2  Open Pit Mine........................................3

2.3  Mine Infrastructure and Crushing Area................3

2.4  Processing Plant.....................................4

2.5  Processing Plant Site Services.......................5

2.6  Tailings Storage Project (TSF) and Water Management..6

2.7  Infrastructure, Buildings and Services...............6

2.8  Camp.................................................7

2.9  Site Access..........................................7

2.10  Port................................................7

3. BATTERY LIMITS AND OWNER SUPPLY........................7

3.1  Camp Accommodation...................................7

3.2  Fuel.................................................8

3.3  [Intentionally deleted]............................. 8

3.4  Electricity..........................................8

4. INDIGENOUS PEOPLES CONSIDERATION.......................9

4.1  General..............................................9

5. TRAINING AND O&M MANUALS...............................9

5.1  O&M Manuals..........................................9


Appendix 3
OWNER'S REQUIREMENTS
1.	General

1.1	Introduction and Overall Objective
(a)	These Owner's Requirements specify the purpose, the general objectives and scope of the Project, the design, technical and functional criteria, and the other requirements for the Project to be achieved, met, provided and satisfied by the Contractor for the Project.
(b)	Section 3 of the Owner's Requirements also defines the extent of the equipment, work and services to be provided by the Owner. Except where specific equipment, work or services are clearly and expressly stated to be provided by the Owner in Section 3 herein, all equipment, work, services and everything else required to execute and complete the Project and to meet all of the Performance Guarantees shall be provided or procured by the Contractor or the CM Consultant.
(c)	The Owner is contracting for, and the Contractor is contracting to provide, the Services (all as more particularly described in the Contract) required to complete the Project and to achieve the Performance Guarantees under the Contract, all on, in accordance with and subject to the provisions of the Contract.

1.2   Design to Accommodate Future Expansion of Project
(a) The layout and design of the Project shall allow the Project to be expanded in future without any major relocation of permanent facilities or infrastructure and taking into account Owner's need to minimize adverse effects on the continuous operation of any part of the Project. The layout and design shall avoid or minimize interference with and allow flexibility for future expansion of the Plant (but this does not require inclusion or sizing of equipment for the Plant to accommodate future expansion).

1.3   Purpose of the Project
(a) The purpose of the Project is to extract gold from ore in an environmentally sound manner from a complete, safe, functional, fully operating, reliable and efficient gold mine operation over the entire projected minimum life of 20 years when operated and maintained in accordance with Mining Industry Standards, Prudent Industry Practice and the O&M Manuals, that meets the Performance Guarantees, and that is designed and constructed to a standard of quality, performance and reliability that conforms to the requirements of the Contract, Mining Industry Standards and Prudent Industry Practice. The purpose of the Project is also, through expansion of the Project, to process ore from additional reserves or concessions that may in future be acquired by the Owner or its affiliates, such that the Project shall, with appropriate maintenance and upgrading as and when required for that purpose, have a useful life well in excess of the projected life of the mine itself.

2.    The Project

2.1   General Scope of the Project
(a) The Project will generally consist of the development of a new large open pit mining operation, copper and gold process plant facilities, plant site infrastructure, port site infrastructure, services and utilities. The mineral deposit and contemplated project are located in Bolivar State, Venezuela. The nearest port city is Puerto Ordaz, some 390 km north of the Site.
(b) The Project is based on an assumed ore reserve estimated by or on behalf of the Owner to be 485 Mt at a gold grade of 0.68 g/t and a copper grade of 0.13% with a strip ratio of 1.97 tonnes of waste per tonne of ore.
(c)   Oxide saprolite ore, sulphide saprolite ore and sulphide ore are mined and delivered from the open pit to separate crushing facilities, i.e. an oxide saprolite roll crusher, sulphide saprolite roll crusher and primary gyratory crusher for sulphide ore.
(d) The proposed process plant, based on a hard rock ore capacity of 70,000 t/d, will use crushing as noted above; semi-autogenous grinding and ball milling; gravity recovery for coarse gold; rougher flotation, regrinding and cleaner flotation; cyanidation of cleaner scavenger tailings and oxide saprolite, gold and silver recovery by carbon-in-pulp adsorption, stripping, electro-winning and smelting; copper concentrate filtering; cyanide destruction.
(e) The Owner does not intend to pioneer new technologies, use equipment that is obsolete, use one of a kind equipment or equipment that has never been used successfully in the industry. The Flowsheet design, mineral processing equipment and support facilities are to use that of proven technologies and standard equipment. Design, equipment operation and maintenance are required to be as simple as reasonably possible.
(f)   There will be two means of access to the site from the existing Highway
10. The primary access road will run about 14 km to the process site and the newly proposed camp site will consist of a new segment and upgrade of an existing road. The secondary access road from Highway 10 connecting to the primary access road and to the open pit mine site will consist of a new segment and upgrade of an existing road.
(g) An existing 400 kV power line passes close to the site and a new substation was constructed in 2001 to serve the area. Power will be delivered to the Site via approximately 5.5 km of 230 kV line.
(h)	The anticipated overall timeframe for the Project is as set out in
Appendix 8.
(i)	The Project has a design life of 20 years, including a Plant designed to produce gold bullion and copper concentrate by the treatment of 70,000 tonnes/yr of hardrock ore, Tailings Dam having an impound capacity of not less than 485 million tonnes with a deposition rate of 29.2 tonnes/yr and operating 24 hours per day, 7 days per week, return water dam, water storage dam, stores, camp including administrative and living quarters, and associated infrastructure, all for a mine production exceeding 109 million tonnes/yr and reaching 29.2 million tonnes/yr of ore. Infrastructure will consist of water supply and distribution, buildings (administration offices, change houses, control room, motor control centres, laboratory, Plant, shops and stores), roads and walkways within the Site, and the upgrade of access roads to the
Site.   The Project will include a Tailings Dam.  The Project shall be designed and built to conform to and meet Prudent Industry Practice and all Applicable Laws, and will comply with World Bank Guidelines and the Equator Principles.

2.2	Open Pit Mine
(a)	The Project includes the design, engineering and development of the Open
Pit, which will be done by others for the Owner and is excluded from the Services under this Contract, except for those specific services in relation to the pit and pit dewatering system that are expressly made part of the Services to be provided by the Contractor.
(b)	The following parts of the Project will be provided by others directly for the Owner:
(i)	Design of the Open Pit;
(ii)	Locating the pit dewatering wells;
(iii)	Purchasing of mining equipment for Open Pit operations (i.e. drills, shovels, trucks, bulldozers);
(iv)	Pre-stripping operations.

2.3	Mine Infrastructure and Crushing Area
(a)	The Mine Infrastructure and Crushing Area parts of the Project will consist of the following:
(i)	Mine Truck Shops, Mine Offices, Warehouse and Maintenance Building c/w
Truck Wash;
(ii)	A Mine Dry located within the Mine Truck Shop facility consisting of appropriate segregated male and female dirty and clean change facilities, lockers and washrooms;
(iii)	Truck Wash Water Tank and supply system;
(iv)	Potable Water Tank and distribution system;
(v)	Fire Water Tank and distribution system;
(vi)   Mine Fire Pumphouse;
(vii)   Tank Farm for Glycol, Hydraulic Oil, Waste Oil, Solvent and
Engine Oil;
(viii)   Gasoline Tank and Dispensing Project;
(ix)   Diesel Oil Tank and Dispensing Project;
(x)   Sewage Treatment Plant;
(xi)   Explosives Storage Areas (Storage Facilities by Explosives
Supplier);
(xii)   Explosives Area Guardhouse;
(xiii)   Pit Dewatering Wells;
(xiv)   Sediment Control Ponds;
(xv)   Primary Crusher c/w Rock Breaker;
(xvi)   Primary Crusher Discharge Conveyor;
(xvii)   Sulfide Saprolite Stockpile Area and Crushing Station;
(xviii) Crushed Saprolite Belt Conveyor;
(xix)   Stockpile Feed Conveyor;
(xx)   Powerlines and related facilities; and
(xxi)   Access Roads.

2.4   Processing Plant
(a) The Processing Plant part of the Project will consist of the following:
(i) Oxide Saprolite Stockpile Area, Reclaim Facilities, Feeder and Crushing Station;
(ii)   Oxide Saprolite Coarse Reject Conveyor and Coarse Reject
Stockpile Area;
(iii)   Crushed Oxide Saprolite Belt Conveyor;
(iv)   Oxide Saprolite Washing Facilities;
(v)   Sulfide Ore Stockpile Area, Reclaim Facilities, Feeder and
Crushing Station;
(vi) Two Parallel Grinding Lines c/w SAG Mill, Two Ball Mills and Cyclone Classification Systems;
(vii)   Gravity recovery circuit;
(viii) Flotation circuit c/w Rougher, Scavenger and Cleaner Cells and Regrind Mills;
(ix) Concentrate Dewatering c/w Concentrate Thickener, Concentrate Pressure Filter and Filter Cake Conveyor;
(x)   Concentrate Storage Bunker;
(xi)   Flotation Tailings disposal circuit;
(xii)   Cyanidation Leach Tanks;
(xiii)   Carbon in Pulp (CIP) circuit;
(xiv)   Carbon Stripping and Gold Electro-winning;
(xv)   Carbon Regeneration circuit;
(xvi)   Gold Refining and associated equipment;
(xvii)   CIP Tailings disposal circuit c/w Cyanide Destruction;
(xviii) Tailings pipeline;
(xix)   Tailings water reclaim pumping system and Process Water Pond;
(xx)   Reagent storage, mixing and delivery system; and
(xxi)   Compressed air system.

2.5   Processing Plant Site Services
(a) The Processing Plant Site Services part of the Project will consist of the following:
(i)   Fresh water supply from Mine Dewatering Pumps;
(ii)   Fresh water demineralization;
(iii)   Fire water storage/distribution;
(iv)   Process water storage/distribution;
(v)   Pump gland seal water distribution;
(vi)   Power supply;
(vii)   Sewage Treatment Plant;
(viii)  Standby power;
(ix)    Communications; and
(x)     Computers, including support systems.

2.6    Tailings Storage Project (TSF) and Water Management
(a) The Tailings Storage Project (also referred to as the Tailings Dam) and Water Management parts of the Project will consist of the following:
(i)   TSF starter dam, including conceptual design for subsequent dam raising;
(ii)  Reclaim pump barge and decant structure;
(iii) Site water management ponds, sediment control facility, including various collection pond dams;
(iv)  Plant site spill collection and containment;
(v)   Plant site drainage collection and pumping; and
(vi)  Water diversion around TSF, if required;

2.7	Infrastructure, Buildings and Services
(a) The Infrastructure, Buildings and Services parts of the Project will consist of the following:
(i)   Administration Office Building;
(ii) Plant Maintenance and Warehouse Building c/w Shop, Warehouse, Offices, Covered Storage, Doctor's Office and Infirmary, Training Room, and Emergency Response Vehicle Storage;
(iii) A Mill Dry facility consisting of appropriate segregated male and female dirty and clean change facilities, lockers and washrooms;
(iv)  Storage and laydown areas;
(v)   Laboratory;
(vi)  Reagent Storage Building;
(vii) Gasoline Fuel Storage and Dispensing Project;
(viii)Diesel Fuel Storage and Dispensing Project;
(ix)  Guardhouse and security features;
(x)   Truck scale;
(xi) Site roads, drainage and grading including Conveyor Maintenance Road and Haul Road from Mine to Tailings Area;
(xii) Plant site security fencing and access gates; and
(xiii)Power supply from EDELCA's local substation.

2.8	Camp
(a)   The Camp for the Project will consist of the following:
(i)   1200 person construction camp;
(ii) 600 person permanent camp for life of mine operations, maintenance and service supplies;
(iii)	Potable Water Tank and distribution system;
(iv)  Camp Fire Protection water storage and distribution system;
(v)   Sewage Treatment Plant; and
(vi)  Power supply.

2.9   Site Access
(a)	Site access will consist of two Site access roads from Highway 10.

2.10  Port
(a)   The port facilities that are part of the Project will consist of:
(i)   Concentrate Receiving Project;
(ii)  Concentrate Storage Building; and
(iii) Concentrate Reclaim and Ship Loading Facilities.

3.    Battery Limits and Owner Supply

3.1   Camp Accommodation
(a)	The Contractor may, during site visits permitted under this Agreement, use any existing camp facilities of the Owner at Site until the permanent accommodation facilities are completed by Trade Contractors managed and supervised by the Contractor. Access and use of such facilities shall be coordinated with the Owner and are subject to space availability.
(b)	When completed, the permanent accommodation facilities will be made available to the Contractor, for the purpose of accommodating personnel on site visits permitted under this Agreement, by the Owner. Accommodations must be reserved for up to 350 of the Owner's mine operations and maintenance employees when they start up mining activity approximately one year before Mechanical Completion
(c)	All accommodation and catering facilities provided by the Owner as provided above shall be made available to the Contractor on an "as available basis" up to a maximum of 20 beds, and the Contractor acknowledges and agrees that first priority to the accommodation and catering facilities will be given to the Owner's Personnel.
(d)	The Contractor shall arrange for any additional accommodation facilities that it may require for the Contractor's Personnel during site visits permitted under this Agreement,.
(e)	The Contractor shall coordinate the occupancy and use of the Owner's temporary and permanent accommodations and catering facilities with the Owner. The Contractor shall provide a schedule of the expected occupancy to be catered for based on best monthly estimates and divided into the numbers anticipated in the categories of senior personnel, junior personnel and artisans. Unless otherwise agreed, at the beginning of each month the Owner will advise the Contractor of the Owner's camp accommodation and catering facilities that will be available to the Contractor in that month for use by the Contractor.
(f)	The Contractor confirms and agrees that it has used and is already fully familiar with the accommodations and catering facilities provided at the temporary camp, and these accommodations and facilities are satisfactory and acceptable to the Contractor. The Contractor confirms and agrees that the permanent accommodation facilities, once completed by the Contractor and once permanent camp catering has commenced at those facilities, will be satisfactory and acceptable to the Contractor.
(g)	The Contractor will be responsible for damage to camp facilities caused by the Contractor's Personnel other than ordinary wear and tear.

3.2	Fuel

3.3	 [Intentionally deleted]

3.4	Electricity
(a)	The Contractor is responsible for the design and procurement of the new powerline from the existing substation near the Site to the Site, and for the emergency electrical power generating facility at the Site.

4.	Indigenous Peoples Consideration

4.1	General
(a) The Owner desires to promote and maximize the socio-economic development of the Indigenous People in the region in which the Site is located, including promoting and maximizing regional content through local hires, purchases, rental of equipment and utilization of local contractors and suppliers.

5.	Training and O&M Manuals

5.1	O&M Manuals
(a)	The Owner requires two sets of O&M Manuals for each piece of equipment for development of the Training Program. In addition, the Owner requires two sets of the final O&M Manuals ("Final O&M Manuals"), complete and detailed in all respects and incorporating the final result of all adjustments, alterations and other modifications made to the equipment, components, subsystems and systems since the date the draft O&M Manuals were submitted to the Owner, and incorporating all corrections, adjustments, changes, comments and additional information and data as may be made or obtained during the Tests on Completion.

APPENDIX 4
OWNER SUPPLY

The Owner is responsible for providing (or causing to be provided) the following items (Owner Supply) without cost to the Contractor:
1.   Existing Feasibility Study design drawings, in electronic format.
2.   Existing topographic surveys, in electronic format.
3. Topographic surveying to the extent reasonably required for the Contractor to perform its Services. If the Contractor advises additional topographic surveying is required for the Contractor to properly provide its Services, the topographic surveying will be contracted by the Owner or an affiliate thereof to a Venezuelan firm agreed to by the Owner and the Contractor.
4. Environmental and Social Impact Assessment Study for the Project, as prepared by the Owner or an affiliate thereof and submitted to the Governmental Authorities to obtain the necessary Permits, Licences and Approvals for the Project to proceed to the Project Execution Phase.
5. General Environmental Management Plan for the Project, as prepared by the Owner or an affiliate thereof and submitted to the Governmental Authorities to obtain the necessary Permits, Licences and Approvals required for the Project to proceed to the Project Execution Phase.
6. Applying for and obtaining Permits, Licences and Approvals from relevant Governmental Authorities in Venezuela as required for the Project in order to initiate general construction.
7. Use of the existing pad for installation of the concentrate handling and ship loading facilities.
8. Those items expressly specified to be provided by the Owner in the Owners Requirements.

[Redacted]

COMPENSATION

This Appendix includes the following separate appendices, all of which are hereby incorporated into and form part of this Appendix 6-
Compensation:

Appendix No.        Description
6-1                 Contract Price
6-2                 Hourly Remuneration
6-3                 Eligible Disbursements
6-4                 Performance Incentives

Except where otherwise expressly indicated to be in CDN$, all prices specified in this Appendix 6 are in US$ and are all-inclusive (save and except Excluded Taxes), including but not limited to all direct, indirect, overheads, administrative burdens and consequential costs and expenses.

The application of the prices or amounts contained in this Appendix 6 shall be in accordance with the provisions of the Contract.

APPENDIX 6-1
CONTRACT PRICE

1.   CONTRACT PRICE

1.1 As total compensation for its Services, the Contractor will be paid the aggregate of the following amounts (the Contract Price):
(a)   A fee (Fee), comprised of the amount stated in section
(the Base Fee) and, if earned, the
Performance Incentives as defined in Appendix 6-3 Performance
Incentives;
(b) Hourly Remuneration for each of its personnel engaged in the performance of the Services, at hourly rates for each such personnel as determined in accordance with Appendix 6-2 Hourly Remuneration; and
(c)   Eligible Disbursements.

1.2 The estimated Contract Price as of the Date of Contract is US$22,768,000 (including the Base Fee but excluding any Performance Incentives). This estimated Contract Price does not include escalation beyond March 31, 2005.

2.   ANTICIPATED FEE

2.1 Assuming the completion of all Services to be provided under the Contract, the total Fee to be earned under the Contract (the
Anticipated Fee) is the sum of the Base Fee and the Performance
Incentives.

3.   TAXES

3.1 The Contract Price is exclusive of Excluded Taxes, which shall be paid by the Owner.

(a) Excluded Taxes means GST, VAT, and any Venezuelan withholding taxes.

APPENDIX 6-2
HOURLY RENUMERATION
[Redacted]

APPENDIX 6-3
ELIGIBLE DISBURSEMENTS
[Redacted]

APPENDIX 6-4
PERFORMANCE INCENTIVES
[Redacted]

APPENDIX 7
SPECIAL CONDITIONS

1.1	General
(a)In the Contract, terms defined in s. 1.2 shall have the meanings ascribed to them in s. 1.2 unless a contrary intention is indicated.

1.2	Definition (1.2)
(a)   "Anticipated Fee" has the meaning given to it in Appendix 6 -
Compensation.
(b)	"Approved Project Budget" means the definitive Project Budget established by the Contractor during the Project Definition Phase as accepted and approved by the Owner's Representative under this Contract.
(c)	"Base Fee" has the meaning given to it in Appendix 6 - Compensation.
(d)	"CM Consultant" means the entity that contracts separately with the Owner, or a corporate affiliate of the Owner, in respect to the provision of certain construction management, engineering and procurement support, commissioning, and performance testing services in relation to the Project other than the Services.
(e)	"Completion of the Project Definition Phase" means when all Project
Definition Services have been completed in accordance with the requirements of the Contract.
(f)	"Comprehensive Procurement Strategy" means the comprehensive procurement strategy to be produced by the Contractor in the Project Definition Stage and
in accordance with the Scope of Services.
(g)	"Date for Completion of Project Definition Phase" means the date that is ninety (90) calendar days after the Date of Contract, as adjusted
(if applicable) under GC 6.1.2.
(h)	"Design Review" means the design review produced by the Contractor in the
Project Definition Phase in accordance with the Scope of Services.
(i)	"Detailed Design" means the detailed design to be undertaken by the
Contractor in accordance with this Contract and from the Project Definition
Design Documentation to produce all necessary detailed engineering designs and documentation sufficient for the procurement, installation, construction and Commissioning of the Project as set out in the Scope of Services.
(j)	"Detailed Design Documentation" means the Documentation required to be prepared by the Contractor from the Project Definition Phase Design
Documentation in order to carry out the Detailed Design, to permit the letting of Trade Contracts
(k)	"Detailed Project Completion Schedule" means the detailed Project completion schedule, consistent with Appendix 9 - Project Schedule, to be produced by the Contractor in the Project Definition Phase in accordance with the Scope of Services, and which is  submitted to and accepted by the Owner as the detailed schedule for the Project.
(l)	 "Human Resources and Industrial Relations Plan" means the construction labour management plan to be produced by the EP Consultant in the Project Definition Phase in accordance with the Scope of Services
(m)	"Optional Termination Notice" means any Notice issued by the Owner's
Representative in accordance with s. 1.16(a).
(n)	 "Project Definition Design" means the Design Review and any other design to be undertaken by the Contractor in accordance with this Contract to produce all necessary preliminary designs and documentation sufficient for the preparation of the Detailed Design for the procurement, installation, construction and Commissioning of the Project as set out in the Scope of
Services.
(o)	"Project Definition Design Documentation" means the Documentation prepared or required to be prepared by the Contractor in completing the Project Definition Design.
(p)	"Project Definition Phase" has the meaning given to it in Appendix 2 -
Scope of Services.
(q)	"Project Definition Services" means the services to be performed by the
Contractor during the Project Definition Phase, including the preparation of the Project Definition Design Documentation.
(r)	"Project Execution Services" as defined in Appendix 1 includes the performance of Detailed Design and the preparation of the Detailed Design Documentation (7.1.2(a)) and (for greater certainty) excludes the Project Definition Services.
(s)	"Project Plan" means the detailed Project execution plan to be produced by the Contractor in the Project Definition Phase in accordance with the Scope of Services .
(t)	"Project Procedures Manual" means the project procedures manual referred to in s. 1.3 of this Appendix 7a.
(u)	"Quality Assurance Plan" means the Project QA/QC system to be produced by the Contractor in the Project Definition Phase in accordance with the Scope of Services.
(v)	"Resubmission Notice" means any Notice issued by the Owner's
Representative in accordance with s. 1.16(a)(iii).
(w)	"Safety and Health Plan" means the environmental health and safety program to be produced by the Contractor in the Project Definition Phase in accordance with the Scope of Services.
(x)	"Strategy for Communications" means the strategy for communications to be produced by the Contractor in the Project Definition Phase in accordance with the Scope of Services.
(y)	"Strategy for Electronic Data Management" means the strategy for electronic data management to be produced by the Contractor in the Project Definition Phase in accordance with the Scope of Services.

1.3	Representations by Contractor
(a)	The Contractor represents to the Owner that it has reasonably examined all information provided by the Owner relevant to the risks, contingencies and other circumstances having an effect on the Fee.

1.4	Project Procedures Manual
(a)	As part of and prior to the Completion of the Project Definition Phase, the
Contractor shall submit to the Owner's Representative for review and acceptance a draft Project Procedures Manual which shall clearly set out:
(i)	the Contractor's:
(1)	administration policies;
(2)	organisational structure; and
(3)	implementation and control procedures;
(ii)	the Contractor's recommendations in respect of planned start-up procedures for all completion tests and Commissioning of the Project;
(iii)	occupational health and safety procedures for the performance of the
Project;
(iv)	Site accident notification procedures;
(v)	Site safety and security procedures (including fire prevention procedures and the like);
(vi)	procedures for preparing and obtaining approval of all operating and maintenance manuals (including spare parts lists) and drawings;
(vii)	procedures for establishing and using Site amenities;
(viii)	procedures for obtaining all Permits, Licences and Approvals required from Governmental Authorities or by Applicable Laws for the construction, use, operation and maintenance of the Project;
(ix)	such other matters and subjects as may be specified for the Project
Procedures Manual in the Scope of Services; and
(x)	any other matters required by the Owner to be included in the Project
Procedures Manual.
(b)	The Contractor shall submit the comprehensive draft Project Procedures
Manual in a format and to the level of detail required by the Owner's
Representative.
(c)   The Owner's Representative may direct the Contractor to modify the draft
Project Procedures Manual as the Owner's Representative considers appropriate before giving acceptance of same, in which case the Contractor shall resubmit a modified draft of the Project Procedures Manual within seven (7) days of the direction for acceptance by the Owner's Representative.
(d)	Once the draft Project Procedures Manual has been accepted by the
Owner's Representative without requiring any further changes, the draft so accepted shall become the Project Procedures Manual and the Contractor shall thereafter comply with the Project Procedures Manual when performing the
Services.

1.5	General Requirements Regarding Services
(a)	The Contractor acknowledges and agrees that, based on its knowledge of this Project and its special skill, knowledge and expertise in performing design, engineering, procurement, and project management services for projects comparable in nature, size and complexity to the Project, the Contractor is of the opinion that it knows and understands (and shall be deemed to know and understand) what is required to complete the Facility and the Project, and also the Services required of the Contractor under this Contract, to achieve the objectives of achieving Industrial Completion by the Date for Industrial Completion and completing the Project within the Approved Project Budget, and further is of the opinion that it is possible to achieve the aforesaid objectives. Accordingly, subject to GC 3.3.3 and to the Owner Supply under Appendix 4 - Owner Supply, the Contractor's task is to design, engineer, procure, and provide project management for a complete and operational Facility that is designed in compliance with, and when operated and maintained in accordance with the O&M Manuals complies with, all Applicable Laws, Prudent Industry Practice, and that meets and satisfies all of the requirements of the Contract including the Performance Guarantees (subject to the limitations of liability contained herein for failing to achieve the Performance Guarantees) Contractor(3.1.4 - both with modifications).

1.6	Project Definition Services
(a)	Sections 1.7 to 1.16, inclusive shall comprise the Project Definition
Services.

1.7	Commencement and Completion
(a)	The Contractor shall provide all of the Project Definition Services and complete the Project Definition Phase by the Date for Completion of the
Project Definition Phase.
(b)	The Owner may in its absolute and sole discretion, at any time and from time to time, by Notice to the Contractor unilaterally extend the Date for Completion of Project Definition Phase, but is not required to exercise this discretion for the benefit of the Contractor.

1.8	Services During Project Definition Phase - General
(a)	The Contractor shall, in performing the Project Definition Services:
(i)	undertake and complete the Project Definition Design Documentation;
(ii)	exercise the standard of care required by GC 3.3.3 to ensure that:
(1)	the Project Definition Design Documentation does not contain errors or defects;
(2)	the Project Definition Design Documentation is suitable for
the purposes of preparing the Detailed Design;
(3)	the Detailed Design can be completed in a cost effective and efficient manner and so as to meet the Owner's requirements for the
Project in accordance with the Scope of Services;
(4)	the Project Cost Estimate can be determined; and
(5)	the Project can be completed in a cost effective and efficient manner;
(iii)	undertake and complete the Project Definition Design Documentation in accordance with section 1.15 of this Appendix;
(iv)	advise the Owner's Representative as to the buildability of the
Project described in, contemplated by, or which can reasonably be inferred from, the Scope of Services;
(v)	provide to the Owner's Representative, as directed by the Owner's
Representative, copies of the Project Definition Design Documentation as they are being developed including copies of drafts of the Project Definition Design Documentation (if so directed);
(vi)	comply with all Applicable Laws; and
(vii)	identify all Permits, Licenses and Approvals required by any
Applicable Laws for the performance of the Services and the completion of the Project.

1.9	Services During Project Definition Phase - Project Plan
(a)	During the Project Definition Phase, the Contractor shall submit to the
Owner's Representative for review and acceptance the Project Plan in both hard and electronic format, with the latter in MS Project, Primavera or such other format as directed by the Owner's Representative.
(b)	The Contractor shall ensure that the Project Plan, as a minimum, shows and contains:
(i)	the sequence and duration of all activities required for the design, construction, pre-commissioning, Commissioning and start-up of the Project;
(ii)	the calling of tenders and the letting of Trade Contracts;
(iii)	on-Site construction and Commissioning activities;
(iv)	off-Site fabrication for key materials, Goods and equipment of the
Project (including their delivery times);
(v)	each Milestone Date Activity in the Milestone Schedule, as well as any other key dates for items such as Authorities' approvals and provision of information;
(vi)	completion dates for each of the Trade Contracts and the Project
(including the Date for Industrial Completion and the dates for completion of the Commissioning tests for the Project);
(vii)	sufficient detail of administrative and construction activity to fully describe the Contractor's planning of the design, construction, pre-commissioning, Commissioning and start-up of the Project and the method of achieving the completion dates referred to in GC (b)(vi); and
(viii)	an estimated cash flow summary identifying progress claims by it and all Trade Contractors under the Trade Contracts, including the following:
(1)	dates for each progress claim;
(2)	dates proposed for payment for each progress claim; and
(3)	dates proposed for release of securities.
(c)	The estimated cash flow summary required under GC (b)(viii) shall be regularly updated by the Contractor to reflect any changes to the Project
Plan and shall be in a suitable form for use by the Owner's Representative as a means of assessing the rate of progress of the design, engineering, planning, procurement, construction, pre-commissioning, Commissioning and start-up of the Project.
(d)	The Owner's Representative may reject a Project Plan or require amendments to be made to it within seven (7) days of receiving a copy of such Project Plan.
(e)	Where a Project Plan is rejected by the Owner's Representative, the
Contractor shall submit a corrected and revised Project Plan within seven
(7) days of being notified that the Project Plan is rejected.
(f)	The Contractor acknowledges that review of, comments on or approval of, or any failure to review or comment on, any Project Plan by the Owner's Representative will not:
(i)	relieve the Contractor from or alter its liabilities or obligations under this Contract, including the obligation to ensure that the Project achieves Industrial Completion by the Date for Industrial Completion and
Final Acceptance by the Date for Final Acceptance;
(ii)	evidence or constitute a direction by the Owner's Representative to disrupt, prolong or vary the Project; or
(iii)	affect the time for carrying out the Owner or the Owner's
Representative's Contract obligations.

1.10	Project Definition Phase - Project Budget and Project Cost Estimate
(a)	During the Project Definition Phase, the Contractor shall submit to the
Owner's Representative for his review and acceptance the draft Project Budget which shall be in a format approved by and contain the level of detail reasonably required by the Owner's Representative.
(b)	The Contractor shall make such changes to the draft Project Budget as the
Owner's Representative may reasonably require as a condition of its acceptance by the Owner's Representative. Once accepted, it will become the designated Approved Project Budget and may not be changed except with the written agreement of the Owner.
(c)	The Contractor shall, unless directed otherwise by the Owner's
Representative, no later than fourteen (14) days before the Date for
Completion of the Project Definition Phase, submit to the Owner's
Representative for his review and acceptance the draft Project Budget which, among other things, shall:
(i)	meet the requirements of the Scope of Services; and
(ii)	be in a format approved by the Owner's Representative.

1.11	Quality Assurance
(a)	The Contractor shall:
(i)	establish (in consultation with the Owner's Representative) the
Quality Assurance Plan by the time the Contractor has considered that it has achieved Completion of the Project Definition Phase for the performance of the Services which:
(1)	is appropriate to the materials, fabrication, components,
construction and Site maintenance activities;
(2)	complies with ISO:9000: 2000 or any amended or substituted
requirements which the Owner's Representative may direct in writing; and
(3)	complies with the requirements for the Quality Assurance Plan set out in the Scope of Services;
(ii)	give the Owner's Representative access to the Contractor's and each subcontractor's quality systems to enable monitoring and quality auditing; and
(iii)	comply, and ensure its subcontractors comply, with the Quality Assurance
Plan.

1.12	Site and Public Safety Requirements
(a)	The Contractor shall prepare the Safety and Health Plan, including the site-specific safety program, safety plans and safe work procedures, and a public safety management plan and the Environmental Management Plan, all as described in the Contract (including the Owner's Requirements) (Formerly GC
8.4.1 and 7a - SA 1.9).

1.13	Directions and Change Orders during the Project Definition Services
(a)	The Owner's Representative may direct a change to the Scope of Services or the Project Definition Services and GC 2.1, GC 2.3 and GC 15 apply to any such direction.
(b)	If the Contractor considers that any direction issued by the Owner's
Representative may:
(i)	adversely affect the ability of the Contractor to perform the
Services or to comply with the requirements of this Contract;
(ii)	result in the Date for Completion of Project Definition Phase or the
Date for Industrial Completion or the Project Budget or the latest budget estimate for the cost of the Services being exceeded; or
(iii)	contravene good professional practice or pose a danger to life or safety, the Contractor shall:
(iv)	immediately give Notice to the Owner's Representative;
(v)	not commence performance of the direction until receiving
confirmation of the direction by the Owner's Representative;
(vi)	advise the Owner's Representative of the manner in which the direction can be performed or modified to avoid the consequences in GC 1.13, (b)(i)
and (ii).
(c)	The Owner's Representative may confirm, vary or revoke the direction.
(d)	The rates contained in the Schedule of Rates will apply to any such varied work or services.
(e)	If the Contractor fails to give Notice under 1.13(b)(iv) prior to following or implementing the direction of the Owner's Representative as referenced in 1.13(b), the Contractor will be deemed to accept such direction and agree that such direction does not adversely affect the ability of the Contractor to perform the Services or to comply with the requirements of this Contract, does not adversely affect the Date for Completion of Project
Definition Phase, the Date for Industrial Completion, the Project Budget or the latest budget estimate for the cost of the Services, and does not contravene good professional practice or pose a danger to life or safety.

1.14	Contractor Shall Keep the Owner Informed
(a)	The Contractor shall at all times during the duration of the Project
Definition Phase keep the Owner informed as to whether:
(i)	the Project Cost Estimate is likely to exceed the Project Budget;
(ii)	Industrial Completion is likely to be later than the Date for Industrial
Completion, or Final Acceptance is likely to be later than the Date for Final Acceptance; or
(iii)	Completion of the Project Definition Phase is likely to be delayed.
(b)	If at any time prior to the Date for Completion of the Project Definition
Phase, the Contractor advises the Owner that:
(i)	the Project Cost Estimate is likely to exceed the Project Budget; or
(ii)	Industrial Completion is likely to be later than the Date for Industrial
Completion, or Final Acceptance is likely to be later than the Date for Final Acceptance; the Owner shall, within thirty (30) business days from receipt of that advice: give the Contractor a direction to revise and resubmit within the period specified in the direction (and if no period is specified, within fourteen (14) business days of the direction) the Project Cost Estimate so that it is not likely that the Project Cost Estimate will exceed the Project Budget; or
(iv) terminate this Contract by giving Notice to the Contractor and pay to the Contractor, within thirty (30) business days of service of the Notice, compensation in accordance with Appendix 6 for those Services that were performed up to the date of termination, including reasonable costs of demobilization and the pro-rata proportion of the Fee earned on the Services performed prior to the termination, and the Owner will not be liable to make any other payment of any nature whatsoever to the Contractor in respect of compensation for Services rendered, including without limitation any payment for loss of anticipated profit.

1.15   Completion of Project Definition Services
(a) On or before Completion of the Project Definition Phase, the Contractor shall give the Owners Representative all relevant technical, environmental and commercial documentation required to be produced by the Contractor to achieve Completion of the Project Definition Phase.
(b) The Contractor shall give the Owners Representative seven (7) days prior Notice of the date on which the Contractor considers it will achieve Completion of the Project Definition Phase.
(c) When the Contractor considers that it has achieved Completion of the Project Definition Phase, the Contractor shall present to the Owners Representative for the Owners approval (for the purposes of the Contract collectively called the Deliverables):
(i)   the Project Definition Design Documentation;
(ii)  the Project Plan;
(iii) the Project Cost Estimate;
(iv)  the Project Procedures Manual;
(v)   the Human Resources and Industrial Relations Plan;
(vi) the environmental management procedures for implementation of the Environmental Management Plan (except those portions that the Owners Representative may direct be deferred until the Project Execution Phase);
(vii) Trade Contract provisions requiring Trade Contractors to comply with the Indigenous Peoples Plan (except those portions that the Owners Representative may direct be deferred until the Project Execution Phase);
(viii) a Safety and Health Plan;
(ix)   a Quality Assurance Plan;
(x)    the Project Scope Definition Document;
(xi)   the Detailed Project Completion Schedule;
(xii)  the Comprehensive Procurement Strategy;
(xiii) the Project Controls System;
(xiv)  the Project Cash Flow Strategy;
(xv)   the Strategy for Electronic Data Management;
(xvi)  the Strategy for Communications; and
(xvii) any other information or documents required to be performed or provided as part of the Project Definition Services or required by the Owners Representative and notified to the Contractor prior to submission of the documents by the Contractor in accordance with this sub-paragraph.

1.16   Approval of the Project Definition Services
(a) Within thirty (30) business days of the Contractor presenting the Deliverables, the Owners Representative may, in its absolute and unfettered discretion:
(i) issue a Notice (an Optional Termination Notice) immediately terminating this Contract;
(ii)   issue a Notice to Proceed With Project Execution Services; or
(iii)  issue a Resubmission Notice.
(b)    If the Owners Representative issues an Optional Termination
Notice:
(i)    the Owner will pay to the Contractor, within thirty (30) days after the end of the month in which the Optional Termination Notice is served, compensation in accordance with Appendix 6 for those Services that were performed up to the date of termination, and the pro-rata proportion of the Fee earned on the Services performed prior to the date of service of the Optional Termination Notice;
(ii)   the Owner may at its sole discretion elect to proceed with
Project Execution using an alternative contractor in which event the Contractor will have no right to damages or any other remedy whatsoever;
(iii)	the Owner will not be liable to make any other payment of any nature whatsoever to the Contractor in respect of the Services, including without limitation any payment for loss of anticipated profit.; and
(ii)	subject to the Contractor's entitlement to compensation in accordance with GC 1.16(b)(i), the Contractor will have no entitlement to make any
Claim against the Owner arising out of or in connection with the termination of the Contract.
(b) If the Owner's Representative issues a Notice to Proceed With Project Execution Services, GC 6.10.3 applies.
(c)   If the Owner's Representative issues a Resubmission Notice:
(i)	it shall contain details of the aspects of the Deliverables:
(1)	which are not in accordance with the Contract; or
(2)	which the Owner's Representative otherwise requires to be
amended, modified or corrected;
(ii)	it shall state whether the work identified in the Resubmission
Notice is required to bring the Deliverables into conformity with the Contract or to otherwise satisfy the Owner's Representative's requirements;
(iii)	the Contractor shall carry out the work identified in the
Resubmission Notice to bring the Deliverables into conformity with the Contract or to otherwise satisfy the Owner's Representative's requirements;
(iv)	the process contemplated by this clause shall be repeated until the Owner's Representative issues an Optional Termination Notice or a
Notice to Proceed With Project Execution Services; and
(v)	the Contractor will be entitled to an additional payment for the
Contractor's performance of the work that is the subject of the relevant Resubmission Notice except where the work performed is work required to correct a defect, deficiency or non-conformance in the Services or the Deliverables.

1.17	Preparation of the Detailed Design
(a)	The Contractor shall prepare all necessary Detailed Design and Detailed
Design Documentation sufficient for the procurement, installation, construction and Commissioning of the Project. The Detailed Design shall be prepared in accordance with GC 9.
(b)	The Contractor shall liaise closely with the Owner and CM Consultant to ensure the Contractor continues to meet the requirements of the Owner as specified in the Contract and any other requirements as made available to and directed by the Owner's Representative from time to time, and to comply with applicable laws at the Project Site in Venezuela, including laws in respect of review or completion of design drawings and other deliverables by professionals licensed in Venezuela.
(c)	The Owner's Representative may direct the Contractor to vary the Detailed
Design.  GC 2.1 and GC 2.3 apply to any such direction.
(d)	The Contractor shall obtain all necessary approvals and conduct reviews of the Detailed Design as required under this Contract and as directed by the Owner's Representative.

1.18	Project Execution Project Planning Obligations
(a)	The Contractor shall, unless directed otherwise by the Owner's
Representative, no later than the Date for Industrial Completion, submit to the Owner's Representative for his or her approval the Approved Project Budget which shall:
(i)	be based on the Project Cost Estimate;
(ii)	meet the requirements of the Scope of Services; and
(iii)	be in a format approved by the Owner's Representative.

1.19	Contractor's Design Obligations
(a)	The Contractor acknowledges and agrees that it has reviewed:
(i)	the Scope of Services; and
(ii)	the design of the Project (if any) that has been prepared up to the Date of Contract and contained in the Scope of Services or this Contract.
(b)	The Contractor shall:
(i)	develop and complete the Project Definition Design, and, where a
Notice to Proceed With Project Execution Services is issued by the Owner's Representative, the Detailed Design, in accordance with the requirements of this Contract, including preparing all necessary documents, information, drawings and plans sufficient for the procurement, installation, construction, Commissioning and completion of the Project; and
(ii)	ensure that the Contract Material, including the Detailed Design
Documentation:
(1)	meets the Owner's requirements for the Project as set out in the
Scope of Services;
(2)	is free from defects in design and accurate and complete in all respects;
(3)	will minimize the repair and maintenance costs of the Project and will maximize the life of the Project;
(4)	will comply with the Applicable Laws;
(5)	will enable Permits, Licenses and Approvals to be quickly and easily obtained from any Governmental Authority; and
(6)	is otherwise suitable in all respects for the intended purposes of the Project so that, when constructed in accordance with the Contract Material, the Project will be fit for its intended purpose as described in the Contract Documents.
(c)	The Contractor acknowledges and agrees:
(i)	that subject to GC 8.7.1, the Owner has not given any warranty or guarantee or made any representation about the adequacy or suitability of the Scope of Services or the level of completeness of the design of the Project in the Scope of Services (if any) or any Project definition report or Feasibility Study provided by the Owner to the Contractor;
(ii)	that the Scope of Services is sufficient and suitable for completion of the Project and achieving Final Acceptance;
(iii)	that it will comply with its obligations under this Contract.

1.20	Preparation of Contract Material
(a)	Without limiting GC 1.19(c):
(i)	the Contractor shall develop and complete to the Owner's satisfaction and all applicable Mining Industry Standards and Prudent Industry Practice all Contract Material required for the completion of the Project and the Services; and
(ii)	Contract Personnel shall prepare the Contract Material and any other design drawings and specifications with appropriate professional qualifications.
(b)	The Contractor shall:
(i)	give the Owner's Representative for review two copies (or such other number of copies as directed by the Owner's Representative) of all Contract Material (including amended versions) as soon as it is prepared and in any event no later than the time indicated in the then current approved Project
Plan under GC 1.9 or 1.18 for the submission of the Contract Material to the Owner's Representative;
(ii)	allow no fewer than fourteen (14) days, before the time indicated in the then current approved Project Plan under GC 1.9 or 1.18 for the issue of the Contract Material to subcontractors, suppliers or Trade Contractors, for the Owner's Representative to review the Contract Material;
(iii)	not take any further steps in relation to any Contract Material which it has submitted to the Owner's Representative, including issue of the Contract Material to subcontractors or Trade Contractors or commencing procurement of the construction of the part of the Project to which the Contract Material applies, unless the Owner's Representative has had no fewer than fourteen (14) days to review the Contract Material and has not rejected the Contract
Material; and
(iv)	if any Contract Material is rejected, submit amended Contract Material to the Owner's Representative for review, in which case this GC 1.20 will apply.

1.21	Review and Acceptance or Approval by Owner
(a)	Notwithstanding any other provision of this Contract, GC 8.1.1 of
Appendix 1 is subject to the provisions of this section 1.21.
(b)	Neither the Owner nor the Owner's Representative undertakes any responsibility or duty of care to the Contractor to review, or in reviewing, the Contract Material for errors, omissions or compliance with this Contract.
(c)	No review of, comments upon, rejection of, or failure to review or comment upon or reject, any Contract Material prepared by the Contractor or any other direction by the Owner's Representative about the Contract
Material (provided the Contractor has not objected in writing to, and within a reasonable time after, such a direction) will:
(i)	relieve the Contractor from, or alter or affect, the Contractor's liabilities or responsibilities whether arising out of or in connection with the Contract or otherwise according to Applicable Laws; or
(ii)	prejudice the Owner's rights against the Contractor under this Contract.
(d)	Without limiting but in addition to the provisions of GC 1.21(a) and GC
1.21(c), any review, acceptance, monitoring, approval or audit of any Contract Material or part of the Services by the Owner or Owner's Representative shall not be interpreted or otherwise construed to be, an acceptance or approval of any Contract Material or part of the Services that is not in full conformance with all requirements of the Contract.

1.22	Trade Contracts
(a)	The Contractor shall include in the Trade Contracts appropriate contractual provisions that will minimize and avoid labour disputes, disruptions, strikes, picketing and legal or illegal work stoppages in relation to the Project.

1.23	Tenders for Trade Contracts
(a)	The Contractor shall:
(i)	identify the scope of each Trade Contract and the sequence of all the Trade Contracts (in consultation with the Owner's Representative), and the Owner shall have the right to require the scope of any Trade Contract that is normally included within one trade package be split into two or more separate Trade Contracts;
(ii)	make recommendations to the Owner's Representative regarding the:
(1)	pre-purchase of long-lead time items of machinery, materials and supplies; and
(2)	availability of materials and labour;

1.24	Risk of Delay and Disruption and Resultant Increased Costs
(a)	Unless a Change Order is issued adjusting the Scope of Services, there shall be no adjustment or change in the Base Fee for delays in the Project.

1.25	Changes
(a)	Notwithstanding section 15.1.6 of Appendix 1, for any additional
Services it is required to perform pursuant to a Change Order or Change Directive, the Contractor shall be entitled to an adjustment to the Base Fee, which adjustment will be calculated as the product of the Base Fee Adjustment Factor specified in Appendix 6 - Compensation and the number of manhours estimated for such change in the Change Order at the time issued.

1.26	Owner's Payment Obligations
(a)	If there are any changes to the Scope of Services authorized in writing by the Owner, the Contractor will not be entitled to or paid any additional
Fee for such changes except in accordance with GC 15 and Appendix 6 - Compensation.

1.27	System Commissioning
The Contractor shall within the time required by the Project Plan, prepare a comprehensive draft plan for Commissioning and submit it for approval to the Owner's Representative

APPENDIX 8
MILESTONE SCHEDULE

MILESTONE SCHEDULE
The Contractor agrees that the Contractor shall complete the Services so that all of the following Milestone Events are achieved on or before the applicable Milestone Date specified in the following table, and as calculated from the date Notice to Proceed (NTP) is issued by the Owner to the Contractor.

See Notes to Schedule 8.

Item  Milestone Event                            Milestone Date

1.    Project Definition Report Complete         13-Jan-06
2.    (Intentionally deleted)
3.    Commence Construction                      01-May-06
4.	Complete Pit Dewatering Well System		 29-Sep-06
5.	Crushing and Conveying Mechanically
	  Complete						 03-Aug-07
6.	Permanent Camp Available for Partial
	  Occupancy						 11-Jun-07
7.	Complete Mine Infrastructure			 14-Sep-07
8.	Tailing Facility Mechanicall Complete	 12-Oct-07
9.	Permanent High Voltage Power
	  Distribution Complete				 15-Nov-07
10.	Cyanidation Mechanically Complete		 16-Nov-07
11.	Port Facility Mechanically Complete		 04-Apr-08
12.	Flotation Mechanically Complete		 02-May-08
13.	Mechanical Completion of
	  Project as a whole				 02-May-08
14.	Industrial Completion				 27-Jun-08
15.	Performance Guarantees demonstrated
	  to have been achieved				 19-Dec-08
16.	Final Acceptance					 19-Dec-08


APPENDIX 9
PROJECT SCHEDULE

PROJECT SCHEDULE

Attached to and immediately following this page is the Project Schedule to be achieved and met by the Contractor.

Notes:
1.   It is acknowledged that the Notice to Proceed with Project
Execution Services (which authorizes performance of all Project
Execution Services) may be delivered to the Contractor on a date later than April 14, 2006 (the Assumed Notice to Proceed Date) shown on the attached schedule.

2. If the Notice to Proceed with Project Execution Services is delivered on a date later than the Assumed Notice to Proceed Date, then the commencement and end dates (but not the duration) of each and all activities that are shown in the attached schedule and Appendix 9 to occur on or after the Assumed Notice to Proceed Date shall be adjusted by an amount equal to the number of days between the Assumed Notice to Proceed Date and the date the Notice to Proceed with Project Execution is delivered to the Contractor.

3. In the event that the Owner authorizes the Contractor to proceed with any of the Project Execution Services prior to issuance of the Notice to Proceed, then the commencement and end dates referred to in the foregoing note shall be subject to equitable adjustment.

4. The Contractor shall be entitled to a Change Order in the circumstances described in Note 2 or 3, above.


APPENDIX 10
[RESERVED]



APPENDIX 11
INSURANCE

INSURANCE

This Appendix is comprised of the following separate appendices, all of which are hereby incorporated by reference herein and each of which may be referred to either by a general reference to this Appendix or by a specific reference to the applicable appendix within this Appendix in which it is located, as listed below:

Appendix No.    Description

11-1            Insurance by Owner
11-2            Insurance by Contractor

Unless otherwise specified, all dollar amounts herein are in United States Dollars.

APPENDIX 11-1
INSURANCE BY OWNER

1.   INSURANCE PROCURED BY OWNER

1.1 The Owner will procure and, for the time limits specified herein, maintain a commercial general liability insurance policy on a wrap-up basis (Wrap-Up Policy) and an all risks course of construction insurance policy (Builders Risk Policy) as described in this Appendix 11-1. These policies will cover not only the Services which are the subject of the Contract but will also provide coverage for work and services which are the subject of Trade Contracts and of other contracts between the Owner and other contractors and consultants related to the Project. With regard to these policies of insurance as they relate to the Contractor:
(a) aggregate and per occurrence limits contained in the policies may limit or negate insurance otherwise available to the Contractor under the policies;
(b) insurance coverage provided to the Contractor and its subconsultants and subcontractors under the policies will only apply to the Services performed by them for the Contract; and
(c) insurance coverage provided to the Contractor and its subconsultants and subcontractors shall be endorsed to be primary and non-contributory to the other insurance coverages of the Contractor and its subconsultant and subcontractors.

1.2 Subject to the Contractor in a timely manner providing all information required by the insurer(s) in respect of the policies, and unless the Contractor and Owner agree to other dates, the Owner will procure:
(a) the Wrap-Up Policy on the later of the date the Owner notifies the Contractor to commence with the Project Execution Phase of the Project and the date construction operations managed by the Contractor commence at Site; and
(b) the Builders Risk Policy on the later of the date the Owner notifies the Contractor to commence with the Project Execution Phase of the Project, and the date construction operations managed by the Contractor, other than excavation, commence at the Site.

2.   USE AND OCCUPANCY BY OWNER AND CONTRACTOR

2.1 Subject to Section 2.2 of this Appendix 11-1, the Wrap-Up Policy and the Builders Risk Policy will permit or allow use and occupancy of the Project by the Contractor and Owner to produce concentrate and other products after Mechanical Completion and prior to Industrial Completion.

2.2 The Owner at its sole discretion, at any time from and after the date production commences by the Project, may procure an operations policy of insurance (the Operations Policy), which at the Owners sole option may supplement or replace entirely the Wrap-Up Policy and the Builders Risk Policy. If the Operations Policy replaces either or both the Wrap-Up Policy and the Builders Risk Policy prior to the dates that the Owner is required by this Appendix 11-1 to maintain the Wrap-Up Policy and Builders Risk Policy in effect, then the Operations Policy will provide insurance cover to the Contractor comparable to that previously provided by the Wrap-Up Policy or Builders Risk Policy, as applicable, but only for the time that this Appendix 11-1 requires the Owner to maintain the Wrap-Up Policy and Builders Risk Policy in effect.

2.3 If the amount of the deductible for any claim under the Operations Policy for which cover is provided to the Contractor pursuant to Section 2.2 is more than the amount of the deductible for the same claim if made against the Contractor under the Wrap-Up Policy or Builders Risk Policy, as applicable, then the Owner will be responsible for the difference between the amount of the deductible in the Wrap-Up Policy and Builders Risk Policy, as applicable, and the amount of the deductible in the Operations Policy.

2.4 Unless the Owner otherwise agrees in writing with the Contractor, the duration of the cover for the Contractor under the Operations Policy will be limited to and not exceed the duration of cover for the Contractor under the Wrap-Up Policy and Builders Risk Policy specified in Sections 3.5 and 4.2 of this Appendix 11-1.

3.   WRAP-UP LIABILITY INSURANCE

3.1 The Owner at its expense will procure and maintain a Wrap-Up Policy which will, subject to the terms thereof, have a combined single policy limit of US$ 10,000,000 for each occurrence or accident, and an aggregate policy limit of US$ 10,000,000 for completed operations and products liability. The Wrap-Up Policy may also be subject to such aggregate policy limits as the insurer may require. The policy will be primary.

3.2 The Contractor acknowledges that the Owner may require information from the Contractor in order for the Owner to procure the Wrap-Up Policy. The Contractor and its insurance brokers and advisors shall cooperate fully with the Owner and the Owners insurance brokers, and provide all information required by the Owner and its insurance brokers to procure the Wrap-Up Policy on both the terms and conditions specified in this Section 3 and such additional terms and conditions as the Owner may require at its discretion to protect and indemnify the Owner. Until the Wrap-Up Policy has been issued the Contractor shall not commence any part of the Services on Site without the prior written agreement of the Owner, which agreement may be subject to such terms and conditions as the Owner may reasonably require, including evidence from the Contractor that the Contractor has insurance available and with limits acceptable to the Owner to protect and indemnify both the Contractor and the Owner for liability arising out of such parts of the Services, and that such insurance names the Owner and its employees, consultants and agents as additional named or unnamed insureds and contains waivers of subrogation against all insureds.

3.3 Subject to the terms, conditions and exclusions contained in the Wrap-Up Policy, the Wrap-Up Policy will provide coverage for damages because of bodily injury (including death resulting therefrom) and personal injury sustained by any person or persons, or because of injury to or destruction of property arising out of any operations in connection with the Contract, and provide coverage for, among other things, but without limiting the generality of the foregoing, such general categories as:
(a)   broad form property damage,
(b)   premises and operations liability,
(c)   elevator and hoist liability,
(d)   completed operations and products liability,
(e)   blanket contractual liability,
(f)   contingent employers liability,
(g)   sudden and accidental pollution liability; and
(h) non-owned licensed motor vehicles (except those leased for a term in excess of thirty (30) days) used in connection with the Services.

3.4   The Wrap-Up Policy will include:
(a) as named or unnamed insureds, the Owner, the Contractor, Trade Contractors, and all consultants, contractors and subcontractors who are directly engaged by them to perform work or services at the Site, and their respective officers and employees;
(b)   a waiver of subrogation against all named and unnamed insureds;
and
(c) a cross-liability clause, by which (subject to aggregate policy limits) the liability of any one insured to another insured will be covered as though separate policies were issued to each.

3.5 Subject to the termination and replacement of the Wrap-Up Policy by the Owner pursuant to Section 2.2 of this Appendix 11-1, the Wrap-Up Policy will remain in force for the following periods:
(a) with respect to completed operations coverage, until not less than twelve (12) months after the date of Industrial Completion, and
(b) with respect to all other coverage, until the date of Industrial
Completion.

3.6 Exclusions under the Wrap-Up Policy will include those exclusions common to wrap-up general liability policies for comparable international projects in South America issued at the time the Wrap-Up Policy is procured. The exact wording of the exclusions will be as prescribed by the insurer, and all acts of terrorism will be expressly excluded. The following operations performed on Site, however, will not be excluded under the Wrap-Up Policy:
(a)   blasting or the use of explosives;
(b)   pile driving;
(c)   excavation;
(d)   underpinning, shoring, removal or rebuilding of support;
(e)   demolition;
(f) use of industrial machines such as forklifts, cranes, front-end loaders, graders, earth removers, and road building machines that are specially licensed (X plate) or operating under permit; and
(g) use of machinery or equipment such as hydraulic cranes, compressors, lift gates or winches attached to or mounted on a licensed motor vehicle provided such use is not insured by any form of automobile liability insurance required to be procured by the Contractor and its subconsultant and subcontractors.

3.7   The following deductibles will apply:
(a) there will be no deductible for personal injury or bodily injury under the Wrap-Up Policy;
(b) the deductible for property damage will not exceed US$ 50,000 for any one occurrence, provided however that the Owner at its discretion may obtain higher deductibles and in such case the Owner will be responsible for that part of the deductible that is in excess of US$ 50,000; and
(c) there may be deductibles for extensions of coverage other than for personal injury, bodily injury or property damage.

3.8 Deductibles will be the responsibility of and paid by the party responsible for the damage. If claims arise out of the fault of more than one party, each will pay that proportion of the deductible which represents the proportion of contributory fault of the party.

3.9 The Contractor shall, in addition to and in conjunction with the giving of notices in accordance with the insurance claims procedures under the Wrap-Up Policy, notify the Owner immediately where an incident occurs that may give rise to a claim under the Wrap-Up Policy.

3.10 Where an accident occurs that gives rise to a claim, the Contractor shall assist the Owner to provide notices, proofs of loss and such other documentation as the insurer may require to process the claim under the Wrap-Up Policy.

4.   ALL RISKS COURSE OF CONSTRUCTION INSURANCE

4.1 The Owner at its expense shall procure and maintain a Builders Risk Policy in an amount equal to the estimated replacement cost of the Project, but subject to and with such sub-limits as the insurer may impose for damage resulting from natural catastrophes. The Builders Risk Policy may extend to and cover other property of the Owner or under construction by other contractors for the Owner related to the Project, in which case the limits of the Builders Risk Policy will be increased by the value of that other work.

4.2 Subject to the termination and replacement of the Builders Risk Policy by the Owner pursuant to Section 2.2 of this Appendix 11-1, and subject to policy exclusions required by the insurer, the Builders Risk Policy will as between the Owner and Contractor:
(a)   remain in force until the date of Industrial Completion; and
(b) cover all risks of direct physical loss or damage to all property as defined in the Builders Risk Policy.

4.3   The Builders Risk Policy will include:
(a) as named or unnamed insureds, all of the Owner, the Contractor and its subconsultant and subcontractors, the Trade Contractors, and all consultants, contractors and subcontractors who are directly engaged by the Contractor to perform part of the Services or by the Owner to perform any other work or services at Site; and
(b) a waiver of subrogation against all named and unnamed insureds, including the Owner, Contractor, Trade Contractors and against their respective consultants and subcontractors.

4.4 Exclusions under the Builders Risk Policy will be those exclusions common to Builders Risk policies designed specifically for the international construction industry for comparable projects in South America and issued at the time the policy is procured by the Owner. The exact wording of the exclusions will be as prescribed by the insurer; and will include among others:
(a)   Contractors equipment;
(b)   wear, tear, latent defects;
(c) faulty or defective workmanship, material, construction or design, but this exclusion shall not apply to resultant physical damage not otherwise excluded;
(d)   acts of terrorism, terrorism risks and war;
(e)   nuclear radiation and radioactive contamination;
(f)   dishonesty of employees;
(g)   material and equipment in the course of ocean marine shipment;
(h) penalties for non-completion of or delay in completion of Contract or non-compliance with Contract conditions;
(i)   property that is covered by warranties;
(j)   loss of use or occupancy; and
(k)   loss revealed by inventory shortage.

4.5 Deductibles under the Builders Risk Policy will not exceed the following amounts, provided however that the Owner at its discretion may obtain higher deductibles and in such case the Owner will be responsible for that part of the deductible that is in excess of the following amounts:
(a) US$ 250,000 with respect to each and every loss associated with testing, commissioning and operation, and for resulting damage from defect in design, workmanship, materials and maintenance;
(b) Ten (10%) of loss, with a minimum deductible of US$ 250,000, for Act of God and natural catastrophes; and
(c)   US$ 100,000 with respect to all other losses.

All deductibles shall be paid by the party responsible, except for claims arising out of damage caused by earthquakes or floods (provided that for floods caused or worsened by the activities of the Contractor or a Trade Contractor, the Contractor or Trade Contractor shall pay the deductible). If claims arise out of the fault of more than one party, each party will pay that proportion of the deductible which represents their proportion of contributory fault.

5.   MARINE CARGO

5.1 All marine cargo insurance for ocean marine cargo used to transport materials, equipment or property supplied under or used in the performance of the Services or the Project and intended to be incorporated into the completed Project (Marine Cargo Insurance) will be procured by the Owner, except where the Owner and Contractor agree that, for a particular Vendor or Trade Contractor, marine cargo insurance should be provided by such Vendor or Trade Contractor.

5.2 Marine Cargo Insurance will be in an amount sufficient to cover any one conveyance or location, with sub-limits for debris removal of ten (10%) percent of the value of damaged items.

5.3 In addition, if an entire vessel is chartered for shipping materials, equipment or property then Charterers Liability insurance will also be provided, in reasonable amounts to protect and indemnify the Owner, Contractor and its subconsultant and subcontractors from and against liability arising out of the chartering of such vessel.

5.4 Deductibles under the Marine Cargo Insurance shall be not greater than ten (10%) percent of the total value of each shipment, with a maximum of US$ 100,000 per shipment and, if applicable, with a minimum deductible as may be agreed by the Owner and insurer.

5.5 At the Owners sole option, materials, equipment and property supplied under or used in the performance of the Contract that are required by Section 5.1 to be covered by the Marine Cargo Insurance may instead be insured for marine cargo under the Builders Risk Policy if that insurer provides such insurance as part of the Builders Risk Policy.

5.6 The Contractor shall strictly comply with, and shall ensure that its subconsultant and subcontractors and all Vendors and Trade Contractors strictly comply with, all provisions, obligations, requirements and stipulations of the insured under the Marine Cargo Insurance. If the Contractor, its subconsultant and subcontractors, or the Vendors and Trade Contractors, fail to comply strictly with all such provisions, requirements and stipulations of such policies of insurance, and if as a consequence such insurance fails to respond to a loss, then the party who failed to comply with such provisions, requirements and stipulations shall be solely responsible and liable for the loss without recourse against the Owner.

5.7 The Marine Cargo Insurance shall be maintained in force until the earlier of the completion of the last marine cargo shipment and the date of Industrial Completion.

6.   RENEWAL

6.1 If the Wrap-Up Policy or Builders Risk Policy is required to be renewed before the expiry date specified for such policy in this Appendix 11-1, the Owner shall, at least thirty (30) days prior to the expiry date of the policy, furnish evidence of its renewal to the Contractor by means of a renewal certificate, endorsement, or certified copy.

7.   FAILURE TO MEET INSURANCE REQUIREMENTS

7.1 If the Owner fails to procure or maintain the insurance required by this Appendix 11-1 to be procured by the Owner, fails to furnish to the Contractor a certified copy of each policy required to be obtained by this Appendix 11-1 or if, after furnishing such certified copy, the policy lapses, is cancelled, or is materially altered, then subject to any prior right that the Financing Entities may have under financing documents for the Project to obtain and maintain such insurance, the Contractor shall have the right, without obligation to do so, to obtain and maintain such insurance itself in the name of the Owner and Contractor, and the cost thereof shall be payable by the Owner to the Contractor on demand.

7.2 If coverage under any insurance policy required to be obtained by the Owner under this Appendix 11-1 should lapse, be terminated or cancelled, then the Contractor and its subconsultant and subcontractors shall immediately cease the performance of any and all Services under the Contract for which such insurance is relevant until satisfactory evidence of renewal is produced by the Owner. In such case, the Contractor will be entitled to the same extension of time for performance of the Contract and the same additional compensation as the Contractor is entitled under the provisions of the Contract for a delay caused by the Owner.

8.   CONFORMANCE OF APPENDIX 11-1 TO POLICIES OF INSURANCE PROCURED BY
OWNER

8.1 The Owner will use reasonable commercial efforts to obtain the Wrap-Up Policy, Builders Risk Policy and Marine Cargo Insurance in conformance with this Appendix 11-1, but the Owner and Contractor acknowledge that changes in the insurance market may make it impossible or commercially impractical to obtain those policies in strict conformance with all requirements of this Appendix 11-1. Accordingly, the Owner will, promptly after receipt of each of the Wrap-Up Policy, Builders Risk Policy and Marine Cargo Insurance from the applicable insurer, provide copies of relevant extracts of the policies (those portions of the policies that provide insurance cover to the Contractor for its own benefit) to the Contractor. Immediately upon receipt of each such policy the Contractor shall review the terms, conditions, policy limits and exclusions contained in that policy and satisfy itself that such policy conforms to the requirements of Appendix 11-1. Within thirty (30) days after receipt of each policy, the Contractor shall give Notice to the Owner of any terms, conditions, exclusions or provisions that, in its opinion, conflict or do not comply with the requirements of Appendix 11-1. The Owner will, within fourteen (14) days after receipt of such Notice, make reasonable efforts to obtain amendments to the policy from the insurer to try to make that policy comply with the requirements of Appendix 11-1. Provided, however, that if the insurer does not agree to make any or all such amendments requested by the Contractor within such fourteen (14) day time period, or if the Contractor fails to identify and notify the Owner of any conflicts, or if there are any other conflicts between the provisions of this Appendix 11-1 and the policies as procured, then in all such cases the provisions of those policies as procured shall govern and take precedence, the provisions of this Appendix 11-1 shall be deemed to be retroactively amended to conform to the provisions of the actual policies as procured by the Owner, and the Owner shall be deemed to have met and fulfilled all of its obligations under this Appendix 11-1, and where the Contractors indemnity obligations under the Contract are limited to available proceeds of insurance procured by the Owner, such indemnity obligations shall be determined by reference to the actual policies of insurance as procured by the Owner.

9.   ADJUSTING OF CLAIMS

9.1 The Owner has the right to act as agent on behalf of the Contractor in the settlement of any claim(s) under the policies procured by the Owner. Nevertheless, the Contractor shall have the right to participate in the defence or settlement of any claim(s) under such policies which are made against the Contractor or its subconsultant and subcontractors.


INSURANCE
APPENDIX 11-2

INSURANCE BY CONTRACTOR
[Redacted]


APPENDIX 12
(RESERVED)

APPENDIX 13
(RESERVED)

APPENDIX 14
FORM OF RELEASE AND GENERAL WAIVER OF CLAIMS

FORM OF RELEASE AND GENERAL WAIVER OF CLAIMS BY CONTRACTOR AT FINAL ACCEPTANCE DATE

Attached to and immediately following this page is the form of Release and General Waiver of Claims by the Contractor to accompany the Contractors application for final payment upon achieving Final
Acceptance.

RELEASE AND GENERAL WAIVER OF CLAIMS BY CONTRACTOR AT FINAL ACCEPTANCE (Release and Waiver of Claims)
In the matter of the Contract (the Contract) made as of the *______ day of *_______________, 20*____ in respect of the Brisas Project in Venezuela (the Project) between:
*________________________________________   (the Owner)
*________________________________________ and:
*________________________________________ (the Contractor)
*________________________________________
As a condition precedent to obtaining Final Acceptance, as defined in the Contract, and for and in consideration of the payment of $____________ (Final Payment) to the Contractor by the Owner, and for other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged by the Contractor, the Contractor covenants, represents, warrants and agrees with the Owner as follows:
1. The Contractor has properly and completely performed all of the Services under the Contract, including the correction of any and all deficiencies that may have occurred in the Services during their performance.
2. All of the Contractors subcontractors and Contract Personnel have been paid in full for all work, services, equipment, materials, supplies, tools and other items provided and performed in connection with the performance of the Contract, except holdbacks properly retained and amounts that are subject to bona fide disputes.
3. All claims and demands of the Contractor for extra work to and changes in the Contract, or in connection with the Contract in any way, have been presented in writing to the Owner and resolved to the complete satisfaction of the Contractor, save and except only those claims, if any, expressly specified in a schedule attached hereto and for which the schedule provides full, complete and detailed descriptions, including for each claim listed in the schedule a concise summary of the factual basis and amount of the claim, the date Notice of claim was first provided under the Contract, and the relevant contractual provisions that support the entitlement and amount claimed (the Outstanding Claims).
4. Except for the Contractors claims for the Final Payment and the Outstanding Claims, and subject to receipt of the Final Payment, the Contractor hereby agrees to remise, release and forever discharge, and by these presents does for itself, its successors and assigns, remise, release and forever discharge, the Owner and its officers, directors, employees, servants, agents, consultants, successors and assigns, and each of them, of and from any and all liabilities, causes of action, liens, claims, proceedings, demands, suits, debts, duties, damages, interest and costs of any nature or kind whatsoever or wheresoever, whether at law or at equity, and as of the date hereof are known or which the Contractor as an experienced contractor should have known, which the Contractor, its successors and assigns have or hereafter can, shall or may have, relating to or arising out of the Contract, the Project, the subject matter of the Contract and the Project, and all facts and circumstances related thereto.
5. This Release and Waiver of Claims has been executed voluntarily by the Contractor after receiving independent legal advice.
6. All provisions of this Release and Waiver of Claims are contractual and not merely recitals.
7. This Release and Waiver of Claims is governed by the laws of the Province of Ontario, and the parties agree to submit and attorn to the exclusive jurisdiction of any competent Court in Ontario any dispute which involves or may involve the interpretation of this Release and Waiver of Claims.
8. All capitalized terms not otherwise defined herein shall have the meaning given to them in the Contract.

IN WITNESS WHEREOF the Contractor has executed this Release and Waiver of Claims as of the *______ day of *_______________, 20*____ by its
duly authorized officers.
THE CORPORATE SEAL of  __________________________________ )
[CONTRACTOR] ) was hereunto affixed in the presence of:   )
                                                          )
                                                          )
Authorized Signatory                                      )
                                                          )       C/S
Authorized Signatory                                      )


APPENDIX 15
ORGANIZATION CHART

CONTRACTOR'S ORGANIZATION CHART
The Contractors Organization Chart is attached to and immediately follows this page.
[Redacted]

APPENDIX 16
KEY PERSONNEL

EP CONTRACTORS KEY PERSONNEL
[Redacted]

APPENDIX 17
[Reserved]

APPENDIX 18
CONFLICT MITIGATION PROTOCOL


CONFLICT MITIGATION PROTOCOL
[Redacted]


APPENDIX 19

[RESERVED]



99.2  Construction Management Agreement

CONTRACT FOR CONSTRUCTION MANAGEMENT
AND ASSOCIATED SERVICES IN RESPECT
OF THE BRISAS PROJECT VENEZUELA

THIS AGREEMENT ("Agreement") construction management and associated services made as of the 12th day of April, 2006

BETWEEN:
Compania Aurifera Brisas del Cuyuni, CA.
Zona Industrial Unare II,, final Calle Neveri,
Centro Empresarial Catanaima
Primer Piso
Puerto Ordaz, Estado Bolivar,
Venezuela ("Owner")


AND:
SNC-Lavalin International Inc.
VENEZUELAN BRANCH (CARACAS)
Edificio Caracas Teleport
Oficina 704, piso 7
Avenida Paseo Col-n
Urbanizacion Mariperez
Caracas 1050, Venezuela  ("Contractor")

WHEREAS:
A. The Owner is incorporated under the laws of Venezuela and is pursuing the design, engineering, procurement, construction, commissioning and operation of the proposed new Brisas Gold Project at KM 88 in the mining region of Bolivar State in Southeast Venezuela (the Project);

B. The Contractor is the Venezuelan Branch of a company incorporated under the laws of Canada, and is engaged in providing field engineering, field procurement, construction management, commissioning supervision, performance testing assistance and training services for projects similar to the Project;

C. The Contractor has agreed to provide to the Owner all of the field engineering, field procurement, construction management, commissioning and performance testing supervision services required to produce for the Owner a complete and operational Facility in accordance with the terms hereof, and to provide training and other associated services as specified herein of the O&M Personnel engaged by or through the Owner, all in accordance with the terms and conditions contained in the Contract.

NOW THEREFORE THIS AGREEMENT WITNESSETH THAT in consideration of the premises and the mutual promises and agreements of the Parties herein expressed and for other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the Parties covenant and agree as follows:

1.   THE SERVICES

1.1 The Contractor shall, in accordance with and subject to the terms, conditions and provisions of the Contract:
(a)   Perform, or cause to be performed, the whole of the Services;
(b)   do and fulfil everything indicated by this Contract; and
(c) commence the performance of the Services on or before the date of the Contract and, subject to adjustments in Contract Time as provided for in the Contract, achieve Owner Operation by the Owner Operation Milestone Date and achieve Final Acceptance by the Final Acceptance Milestone Date.

2.   CONTRACT DOCUMENTS

2.1 The Contract is comprised of and means this executed Agreement and the following documents, all of which are hereby incorporated by reference into this Agreement and the Contract to the same extent and for the same purposes as if repeated verbatim herein:

Appendix No. Description
1 General Conditions
2 Scope of Services
3 Owners Requirements
4 Owner Supply
5 Performance Guarantees
6 Compensation
7 Special Conditions
8 Milestone Schedule
9 Project Schedule
10 [Reserved]
11 Insurance
12 [Reserved]
13 [Reserved]
14 Form of Release and General Waiver of Claims
15 Organization Chart
16 Key Personnel
17 Confidentiality Agreement
18 Conflict Mitigation Protocol
19 [Reserved]

2.2 Errors, omissions, ambiguities, discrepancies, inconsistencies and other conflicts in the provisions of the Contract, or between or within the documents comprising the Contract, shall be resolved by reference to the following order of precedence, with the first listed governing and taking precedence over those listed after them:
(a) the provisions of Change Orders and subsequent amendments in writing to the Contract signed by the Parties shall govern and take precedence only over those specific provisions of the Contract that are expressly referenced therein and expressly changed thereby;
(b) the provisions of this executed Agreement part of the Contract shall govern over all Appendices to the Contract;
(c)   Appendix 5  Performance Guarantees;
(d)   Appendix 1  General Conditions;
(e) Appendix 3 Owners Requirements, provided however that in the event of conflicts between the text of the Owners Requirements and drawings contained in the Owners Requirements, the text shall govern; and
(f)   the remaining Appendices in the order in which they are numbered.

2.3 If within any one document comprising the Contract there is an ambiguity, discrepancy, inconsistency or other conflict, then where the conflict is between a provision of general application and a provision that applies only to a specific part of the Services, the provision that applies to the specific part of the Services shall govern, otherwise the provision that is more consistent with the intent of the Contract as a whole shall govern.

3.   PRIOR AGREEMENTS MERGED INTO AND SUPERSEDED BY CONTRACT

3.1 This Contract constitutes the complete and exclusive statement of its terms and no extrinsic evidence whatsoever may be introduced by either Party in any judicial, arbitral, administrative, or other legal proceeding involving this Contract. Without limiting the generality of the foregoing, any and all work, services and other things provided by the Contractor to the Owner prior to the date hereof, including pursuant to any letter of intent from the Owner to the Contractor in contemplation of this Contract, is merged herein and is governed entirely by the terms of this Contract, and any payments made prior to the date hereof to the Contractor shall be reconciled and made consistent with the compensation provisions of this Contract.

4.   CONTRACT PRICE
4.1 The Contract Price is the amount stated as the Contract Price in Appendix 6 Schedule of Prices, which amount is all-inclusive save and except only GST, VAT and all other Venezuelan Taxes to the extent applicable. The Contract Price is subject to adjustment only in accordance with the terms and conditions of the Contract.

5.   PAYMENTS

5.1 The Owner shall, subject to the General Conditions and other provisions of the Contract, pay the Contract Price to the Contractor on the terms, dates and in the manner set out in Appendix 6 Schedule of Prices.

5.2 All amounts of money expressed or referred to in the Contract are expressed, and shall be paid, in the currency stated in Appendix 6 Compensation. Payments on account of the Contract Price shall be made to such bank or address as advised by the Contractor by Notice to the Owner.

5.3 If the Owner fails to make payments to the Contractor as they become due under the terms of this Contract, interest shall be due and payable in accordance with the provisions of the General Conditions.

6.   CONTRACTORS REPRESENTATIONS

6.1 The Contractor represents to the Owner that the Contractor has experience with the field engineering, field procurement, construction management, commissioning assistance and performance testing supervision of comparable international projects and, in particular, a comparable mine project in Venezuela, and through its experience in Venezuela has established a good knowledge of available in-country suppliers and contractors, and is familiar with the requirements for the importation into Venezuela of equipment, materials and construction services, including the requirements and timing for obtaining custom clearances from Governmental Authorities.

7.   RIGHTS AND REMEDIES

7.1 The duties and obligations imposed by the Contract and the rights and remedies available under the Contract shall be exclusive. No action or failure to act by the Owner or Contractor shall constitute a waiver of any right or remedy afforded by it under the Contract, nor shall any such action or failure to act constitute an approval of or acquiescence in any breach of the Contract, except as may be specifically agreed in writing.

7.2 Each remedy under the Contract is cumulative with the other remedies under the Contract and the remedies under the Contract are the exclusive remedies available to a Party, and there are no other remedies, whether at law or in equity, statutory or otherwise, except as expressly set out in the Contract.

8.   LANGUAGE OF THE CONTRACT
8.1 This Agreement is drawn in English at the request of the Parties hereto. La presente convention est redigee en anglais a la demande des Parties.

8.2 Unless the Parties otherwise agree, all communications between the Parties and all documents prepared by the Contractor for the Owners use pursuant to the Contract shall be in English.

9.   LAW OF THE CONTRACT

9.1 The law of this Contract, and the validity, interpretation, enforceability and performance of the Contract, shall be governed by the laws in force in the Province of Ontario, Canada.
9.2 Subject to the right of a Party to require arbitration of a dispute under the Contract in accordance with the dispute resolution provisions of the General Conditions, the Parties hereby agree to submit and attorn to the jurisdiction of the courts of the Province of Ontario, Canada, and all courts authorized to hear appeals from those courts, in respect of any disputes arising out of or resulting from the Contract.

10.   AMENDMENTS TO CONTRACT

10.1 No oral or written amendment or modification of the Contract (including a Change Order signed by the Parties) by any Representative of the Contractor or the Owner, either before or after execution of the Contract, shall be of any force or effect unless such amendment or modification is in writing and is signed by a duly authorized representative of the Party to be bound thereby. The Owner will by Notice to the Contractor, and the Contractor by Notice to the Owner, will designate a representative for such purpose. In addition, in all cases the Contractors Project Manager shall have such authority on behalf of the Contractor to execute a Change Order. Each of the foregoing persons and the Contractors Project Manager may, in writing by Notice to the others and to the other Party, delegate some or all of their authority as aforesaid to others, including with such limitations of authority as they may specify in such Notice.

11.   NO WAIVER

11.1 No waiver of any rights under the Contract shall be binding or effective unless the waiver is in writing and signed by an authorized representative of the Party giving such waiver.

11.2 Either Partys waiver of any breach or failure to enforce any of the terms, covenants, conditions, or other provisions of the Contract at any time shall not in any way affect, limit, modify, or waive that Partys right thereafter to enforce or compel strict compliance with every term, covenant, condition, or other provision hereof, any course of dealing or custom of the trade notwithstanding.

12.   AUTHORITY TO EXECUTE CONTRACT
12.1  The Contractor represents and warrants:
(a) it has the requisite power, authority and capacity to execute and deliver the Contract;
(b) the Contract has been duly and validly executed on its behalf by its duly authorized representatives; and
(c) the Contract constitutes a legal, valid and binding agreement enforceable against it in accordance with its terms.

12.2  The Owner represents and warrants:
(a) it has the requisite power, authority and capacity to execute and deliver the Contract;
(b) the Contract has been duly and validly executed on its behalf by its duly authorized representatives; and
(c) the Contract constitutes a legal, valid and binding agreement enforceable against it in accordance with its terms.

13.   PROOF OF AUTHORITY

13.1 Each Party reserves the right to require everyone executing the Contract on behalf of the other Party to provide proof, in a form acceptable to the first Party, that they have the requisite authority to execute the Contract on behalf of and to bind the particular Party on whose behalf they are executing the Contract.

14.   EXECUTION IN COUNTERPARTS AND BY FAX/EMAIL

14.1 The Parties agree that this Contract may be executed in one or more counterparts, each of which shall be deemed to be an original, and all of which shall constitute one and the same instrument. To expedite the execution hereof, either or both of the Parties may transmit by fax or email (provided that such email is of an executed copy of the Contract in PDF format) to the other Party, the receipt of which by the other Party shall have the same force and effect as if the original thereof had in fact been delivered to that other Party at the same time. Any original, fax copy, copy printed from a PDF file, or photocopy of this Contract bearing one or more signatures of a Party shall be admissible against that Party in any legal or arbitral proceeding as evidence of the due and proper execution of this Contract by that Party.

IN WITNESS WHEREOF the Parties hereto have executed this Contract by their duly authorized representatives and effective as of the day and year first above written.

Executed and delivered by

Compania Aurifera Brisas del Cuyuni, CA.
by its duly authorized representatives:
/s/ A. Douglas Belanger
Authorized Signatory

Executed and delivered by
SNC-Lavalin International Inc. Venezuelan Branch (Caracas)
by its duly authorized agent:
/s/ Michael Day
Senior Vice President

CONTRACT GENERAL CONDITIONS IN RESPECT
OF THE BRISAS PROJECT VENEZUELA
FEBRUARY 2006



GENERAL CONDITIONS

TABLE OF CONTENTS Page

1. DEFINITIONS AND INTERPRETATION............................................1
1.1 General ................................................................ 1
1.2 Definitions ............................................................ 1
1.3 Interpretation......................................................... 13
1.4 Ambiguous and Inconsistent Terms ...................................... 16
1.5 Provisions in the Scope of Services ................................... 16
2. PERSONNEL AND CONTRACT ADMINISTRATION ...................................17
2.1    The Owners Representative ...........................................17
2.2    Delegation of the Owners Representatives Power ..................... 18
2.3    Compliance with Directions ..........................................18
2.4    Delegation of Contractors Representatives Power............ .........18
2.5    Contractors and Owners Acknowledgments.............................. 18
2.6     Personnel ......................................................... 19
2.7    Comments, Review, Representation or Approval
         by the Owner or the Owners Representative .   .................... 21
2.8    Project Control Group .............................................. 21
2.9     [Intentionally deleted]............................................ 22
2.10     Contractors Request for Information .............................. 22
2.11    Records Open for Inspection and Audit.............................. 22
2.12     Privacy........................................................... 24
3. GENERAL REQUIREMENTS REGARDING SERVICES..................................25
3.1     General ........................................................... 25
3.2     Budgetary Constraints ............................................. 26
3.3    Warranties and Standard of Care .................................... 27
3.4     Equipment Importation ............................................. 29
3.5     Continuing Warranties ............................................. 29
4. REGIONAL SOCIO-ECONOMIC BENEFITS AND INDIGENOUS PEOPLES..................29
4.1     Indigenous Peoples ................................................ 29
4.2    Regional Socio-Economic Benefits ................................... 30
5. PROTECTION OF THE ENVIRONMENT............................................30
5.1     General ........................................................... 30
6. [INTENTIONALLY DELETED]..................................................30
7. PROJECT EXECUTION SERVICES...............................................30
7.1    Progression to Project Execution ................................... 30
7.2 General Obligations ................................................... 30
7.3[Intentionally deleted]................................................. 31
7.4Project Execution Project Planning Obligations.......................... 31
7.5 Project Execution Cost Planning Obligations ........................... 32
7.6 Rights and Obligations Not Affected.................................... 32

8. SITE.....................................................................32
8.1  Owner Site Information.................................................32
8.2  Contractors Acknowledgements...........................................33

9. DESIGN...................................................................34
9.1  Preparation of Contract Material ......................................34
9.2  Review and Acceptance or Approval by Owner ............................35
9.3  Ownership of, and Intellectual Property Rights in, Contract Material  .35
9.4  Keeping Contract Material Safe ....................................... 37
9.5  Reproduction of Contract Material .....................................37
9.6  Return of Contract Material........................................... 37

10. QUALITY OBLIGATIONS.....................................................38
10.1  Subcontracting .......................................................38
10.2  Re-performance of Non-Complying Services .............................38

11. LABOUR AND INDUSTRIAL RELATIONS.........................................39
11.1  General ..............................................................39
11.2  Open Site ............................................................39
11.3  Trade Contracts.......................................................40
11.4  Additional Requirements for Personnel on Site ........................40
11.5  Report of Contractors Personnel and Equipment ........................40

12. PROCUREMENT.............................................................40
12.1  Tenders for Trade Contracts ..........................................40
12.2  Warranties From Trade Contractors ....................................42
12.3  Trade Contract Payment ...............................................42
12.4  Contract Dispute Resolution...........................................43
12.5  Owners Procurement Process ...........................................43
12.6  Comprehensive Procurement Strategy....................................44

13. TESTING, COMMISSIONING AND PERFORMANCE TESTING..........................44
13.1  Performance Testing and Performance Guarantees .......................44

14. TIME....................................................................44
14.1  Risk of Delay and Disruption and Resultant Increased Costs ...........44
14.2  Extensions of Time ...................................................44
14.3  Determination of Extension of Time Claims.............................46

15. CHANGES, CHANGE DIRECTIVES AND CHANGE ORDERS............................46

16. SUSPENSION..............................................................48
16.1  Notice to Suspend ....................................................48
16.2  Resumption ...........................................................48
16.3  Compensation .........................................................48
16.4  Termination ..........................................................48

17. EVENTS OF FORCE MAJEURE.................................................49
17.1  Events of Force Majeure ..............................................49
17.2  Instances of Force Majeure ...........................................50
17.3  Effect of Event of Force Majeure .....................................51
17.4  Notice of Event of Force Majeure .....................................51
17.5  Period of Suspension for and Mitigation of Event of Force Majeure.....51
17.6  Certain Events Not to Comprise Events of Force Majeure ...............52
17.7  Contractor to Follow Owners Instructions..............................53
17.8  Contractor Responsible for Negligence ................................53
17.9  Costs Due to Events of Force Majeure..................................53
17.10  Contractors Sole and Exclusive Remedy ...............................53

18. COMPENSATION............................................................53
18.1  Owners Payment Obligations............................................53
18.2  Payment Advances by Owner.............................................54
18.3  Electronic Funds Transfer ............................................54
18.4  Time For and Format of Application for Payments.......................55
18.5  Additional Matters ...................................................55
18.6  Contractor Warranty...................................................56
18.7  Incomplete Application for Payments...................................56
18.8  Payment Statement.....................................................57
18.9  Payment ..............................................................58
18.10  Conditions Precedent to Entitlement to Payment ......................58
18.11  Final Application for Payment........................................59
18.12  Interest on Overdue Payments ........................................60
18.13  Set off .............................................................60
18.14  Owners Payment of Subcontractors.....................................60
18.15  Property and Liens ..................................................61
18.16  Taxes ...............................................................61

19. MITIGATION..............................................................62
19.1  General Duty to Mitigate..............................................62

20. ASSIGNMENT..............................................................62
20.1    Assignment by Contractor............................................62
20.2    Assignment by Owner to Affiliates and Third Parties ................63
20.3    Assignment by Owner to Financing Entities and Realization of
        Security by Financing Entities......................................64

21. COOPERATION WITH FINANCING ENTITIES AND INSURERS........................65
22. SECURITY................................................................66
22.1    Delivery and Form of Security from Owner ...........................66

23. INSURANCE...............................................................66
23.1     Owner Provided Insurance ..........................................66
23.2    Contractor Provided Insurance ......................................66

24. CONTRACTORS REPORTING AND RELATED OBLIGATIONS...........................66

25. REPRESENTATIONS.........................................................68

26. DEFAULT AND TERMINATION.................................................71
26.1    Default by Owner....................................................71
26.2    Termination by Contractor Following Default by Owner................72
26.3    Rights of Financing Entities on Default by Owner....................72
26.4    Default by Contractor...............................................72
26.5    Termination by Owner Following Default by Contractor................73
26.6    Termination for Insolvency of a Party ..............................73
26.7    Termination for Events of Force Majeure ............................74
26.8    Termination by Owner for Convenience................................75
26.9    Termination by Owner of Contract....................................75
26.10    Recovery of Loss ..................................................76
26.11    Preservation of Other Rights ......................................77

27. INDEMNITIES.............................................................77
27.1    Indemnity by EPC Contractor ........................................77
27.2    Indemnity by Owner .................................................78

28. LIMITATION OF LIABILITY.................................................79
28.1    Limitation of Contractor Liability .................................79
28.2    Limitation of Owner Liability ......................................81
28.3     Application of Limitations of Liability ...........................82
28.4    Exclusion of Consequential Damages..................................82
28.5    Exclusion of Warranties of Performance of the Project...............83

29. DISPUTE RESOLUTION......................................................83
29.1  General ..............................................................83
29.2  Resolution by Owners Representative ..................................83
29.3  Resolution by Negotiations ...........................................84
29.4  Resolution by Mediation ..............................................84
29.5  Resolution by Arbitration.............................................85
29.6  Consolidation of Arbitrations ........................................87
29.7  Dispute Resolution Not to Delay Performance ..........................87

30. MEDIA RELEASES AND CONFIDENTIALITY......................................87
30.1  Media Release.........................................................87
30.2  Confidentiality ......................................................87

31. NOTICES AND COMMUNICATIONS..............................................88
31.1  Method of Notice .....................................................88
31.2  Effectiveness of Notices..............................................88
31.3  Change of Address ....................................................89

32. NOTIFICATION OF CLAIMS..................................................89
32.1  Notices of Claims.....................................................89
32.2  Prescribed Notices....................................................89
32.3  Continuing Events.....................................................90
32.4  Time Bar..............................................................90
32.5  Other Provisions Unaffected ..........................................90

33. GENERAL.................................................................90
33.1  Nature of Relationship and Contractor as Agent .......................90
33.2  Variation and Waivers in Writing......................................91
33.3  Contractor More than One Person ......................................92
33.4  Entire Agreement .....................................................93
33.5  Language of Contract..................................................93
33.6  Violation of Law of Another Jurisdiction .............................94
33.7  Violation of Laws Governing Corrupt Practices ........................94
33.8  Conflicts and Mitigation of Conflicts by Contractor ..................96
33.9  Survivorship..........................................................96
33.10  Application of this Contract and Retroactive Effect..................96
33.11  Compliance with Law .................................................97
33.12  Severability.........................................................97


1.   DEFINITIONS AND INTERPRETATION
1.1   General

1.1.1 In the Contract, terms defined in GC 1.2 shall have the meanings ascribed to them in GC 1.2 unless a contrary intention is indicated.

1.2   Definitions

1.2.1 Agreement means the part of the Contract titled Agreement and which contains the signatures executing the Contract on behalf of the Parties.

1.2.2 Applicable Laws, applicable law and similar expressions, whether capitalized or not, mean, with respect to a Party, all domestic or foreign, national, federal, provincial, state, territorial, regional, municipal, or local statutes, laws, by laws, rules, regulations, codes (including design and building codes), ordinances, judgments, decrees, writs, administrative interpretations, guidelines, policies, injunctions, orders or the like, of, or agreements with, any Governmental Authority (of which the Contractor is aware at the time of execution of the Contract or which have been or will be entered into by the Owner with Governmental Authorities before and after the date of the Contract which are of the type, and contain terms and conditions, that are reasonably expected to be entered into for such type of project in Venezuela), and the interpretations thereof, applicable to the performance of the Services, the performance of the Contract, or the development, completion and operation of the Project, including any and all of the foregoing regulating or relating to Permits, Licences and Approvals, certificates, occupational health and safety, workers compensation, environment, pollution, traffic, noise, employment standards, and conditions of work, or relating to or imposing liability or standards of conduct concerning (a) safety or the prevention of injury to persons or damage to property on, about or adjacent to the Site or (b) protection of human health or the environment or emissions, discharges, releases or threatened releases of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes into the environment including ambient air, surface water, ground water, or land, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of pollutants, contaminants, chemicals, or industrial, toxic or hazardous substances or wastes, as now or may at any time hereafter be in effect.

1.2.3 Application for Payment means a payment claim made in accordance with GC 18.4.

1.2.4   Authority means Governmental Authority.

1.2.5 Authorities Having Jurisdiction and similar expressions, whether capitalized or not, mean Governmental Authorities.

1.2.6 Certificate of Final Acceptance means the certificate issued after Industrial Completion by the Owners Representative, in such form as the Owners Representative may prescribe, certifying that all requirements under the Contract for Final Acceptance have been met as of the date specified in such certificate, including that the Performance Tests have been successfully completed and the Performance Guarantees have been met.

1.2.7 Certificate of Provisional Acceptance means the certificate issued by the Owners Representative, in such form as the Owners Representative may prescribe, certifying that all requirements under the Contract for Industrial Completion have been met as of the date specified in such certificate.

1.2.8 Change, when used in relation to this Contract, means an addition, substitution, deletion, variation, modification, cancellation or omission of part or all of the Services required to be performed or supplied under this Contract and, when used in relation to a Trade Contract, means an addition, substitution, deletion, variation, modification, cancellation or omission of part or all of the requirements of the Trade Contract, and in either case includes a change in Applicable Laws (excluding changes in Applicable Laws which were publicly announced before the contract but have not yet come into force, and changes that have no material affect on the time or cost of performance of the Contract even though they may impose greater obligations or liabilities on one or the other parties).

1.2.9 Change Directive, when used in relation to this Contract, means a written instruction signed by the Owners Representative directing the Contractor to proceed with a Change prior to and pending the issuance of a Change Order, and when used in relation to a Trade Contract means a written instruction signed by the Owners Representative or Contractors Representative directing the Trade Contractor to proceed with a Change under the Trade Contract prior to and pending the issuance of a Change Order.

1.2.10 Change Order, when used in relation to this Contract, means a Change to the Contract authorized in writing by the Owner and signed by the Owners Representative and, when used in relation to a Trade
Contract, means a Change to the Trade Contract authorized by the Owner and signed by the Owners Representative or the Contractors
Representative.

1.2.11 Claim includes any claim for payment of money (including damages) where such payment has not previously been authorized in writing by the Owner:

(a) under, arising out of, or in any way in connection with this Contract, the Services, the Project, any direction of the Owners
Representative, or either Partys conduct before this Contract; or

(b) otherwise at law or in equity, including by statute, in tort (whether for negligence, negligent misrepresentation or otherwise), or for restitution.

1.2.12 Commissioning means those activities immediately following Mechanical Completion of the Project and which involve the introduction of ore and reagents to the processing facility, the filling of process tanks with slurry and solutions, the gradual increase of throughput to full capacity, and the attainment of steady-state operation, and includes the calibration of instruments, modifications and adjustments to Plant and Goods that may be required to achieve the design performance levels until only the final Performance Tests for determining whether the Performance Guarantees have been met remain.

1.2.13 Confidential Information means any information which concerns the business or finances of the Owner and is disclosed to or acquired by the Contractor and which:
(a)   is by its nature confidential;
(b)   is designated by the Owner as confidential; or
(c)   the Contractor knows or ought to know is confidential,

but does not include information which:

(d) is or becomes public knowledge other than by a breach of this Contract;

(e) is in the possession of the Contractor without restriction in relation to disclosure on or before the date on which it is disclosed to or acquired by the Contractor; or

(f)   has been independently developed or acquired by the Contractor,

and provided however that the burden of establishing any of the exceptions referred to in Section 1.2.13(d), 1.2.13(e) and 1.2.13(f) shall be on the Contractor;

1.2.14 Contamination means the presence in, on or under land, air or water of a substance (whether a solid, liquid, gas, odour, heat, sound, vibration or radiation) at a concentration above the concentration allowed by relevant Permits, Licences and Approvals or Applicable Law, or above the concentration at which the substance is normally present in, on or under land, air or water in the same locality, that presents a risk of Environmental Harm, including harm to human health or any other aspect of the Environment, or could otherwise give rise to a risk of non-compliance with any Applicable Laws for or relating to the protection of the Environment.

1.2.15 Contract and Contract Documents are synonymous and mean the whole of the Contract between the Parties, and which is comprised of the Agreement and the documents expressly incorporated by reference into the Contract by the Agreement.

1.2.16 Contract Material means all Documentation which is:

(a) prepared, or required to be prepared, by or on behalf of the Contractor under this Contract;

(b) delivered, or required to be delivered, by or on behalf of the Contractor to the Owner under this Contract; or

(c) incorporated into any Documentation described in 1.2.16(a) or

1.2.17 Contract Personnel means any and all personnel engaged by or through the Contractor, including its directors, officers and employees, and including the directors, officers and employees of its agents, consultants, invitees, subcontractors and anyone else engaged by or through the Contractor in performing the Contractors obligations under this Contract.

1.2.18 Contractors Representative means the person designated as such in writing by the Contractor to the Owner on or after the Date of Contract, or any replacement person appointed under GC 2.4.

1.2.19 Court means a Canadian court of competent jurisdiction and includes the Supreme Court of Canada.

1.2.20 Date for Final Acceptance means the Milestone Date for Final Acceptance as specified in Appendix 8 Milestone Schedule, as adjusted (if applicable) under this Contract.

1.2.21 Date for Industrial Completion means the Milestone Date for Industrial Completion as specified in Appendix 8 Milestone Schedule, as adjusted (if applicable) under this Contract.

1.2.22 Date for Provisional Acceptance means the Date for Industrial
Completion.

1.2.23 Date of Contract means the earlier of the date of execution of the Contract by both the Owner and Contractor and the effective date of the Contract specified on the first page of the Agreement portion of the Contract.

1.2.24 Date of Industrial Completion means the date on which all requirements under the Contract for Industrial Completion have been met and Industrial Completion has occurred.

1.2.25 Date of Provisional Acceptance means the Date of Industrial
Completion.

1.2.26 Deliverables means the documents and other items required to be delivered by the Contractor, including those identified as Deliverables in the Scope of Services.

1.2.27 Direction includes any agreement, approval, authorization, certificate, decision, demand, determination, direction, explanation, instruction, notice, notification, order, permission, consent, rejection, request or requirement.

1.2.28 Documentation includes software (including source code and object code versions) manuals, diagrams, graphs, charts, projections, specifications, estimates, records, concepts, documents, accounts, plans, formulae, designs, methods, techniques, processes, supplier lists, price lists, customer lists, market research information, correspondence, letters and papers of every description including all copies of and extracts from the same.

1.2.29 Eligible Disbursements has the meaning given to it in Appendix 6 Compensation.

1.2.30 Environment includes ecosystems and their constituent parts, including people and communities, natural and physical resources, the qualities and characteristics of locations, places and areas, and the social, economic, aesthetic and cultural aspects of any one or more of the aforesaid.

1.2.31 Environmental and Social Impact Assessment means the document for the Project titled as such and prepared by the Owner, or by other consultants of the Owner, in accordance with World Bank Guidelines and the new Equator Principles, and submitted to the Governmental Authorities in Venezuela as part of the process required for obtaining a Permit to Construct and other Permits, Licences and Approvals for the Project.

1.2.32 Environmental Control Plan means the Environmental Management
Plan.

1.2.33 Environmental Harm means any actual or threatened adverse impact on, or damage to, the Environment, including any adverse impact or damage that is in excess of that allowed by the Permits, Licences and Approvals and Applicable Law.

1.2.34 Environmental Management Plan means the Owners environmental management and mitigation plan, as prepared by the Owner and its consultants.

1.2.35   ESIA means the Environmental and Social Impact Assessment.

1.2.36 Event of Force Majeure and Events of Force Majeure has the meaning given to it in GC 17.1.

1.2.37 Excluded Taxes bears the meaning set out in Appendix 6
Compensation.

1.2.38 Existing Facilities means the existing facilities located at the Site as at the Date of Contract, and which are comprised of the following: an office building on the Site, used for a business office and which accommodates both the engineering and geology departments of the Owner; a sample preparation facility, used for logging and splitting (diamond saw) core and housing sample preparation equipment (including crushers, splitters and drying ovens) and the storage of the projects core and pulp rejects; an infirmary; maintenance facility; a power generating station; an existing lime silo and sediment facility; and a full service camp capable of housing and feeding approximately 55 people (as at the Date of Contract approximately twenty people are employed by the Owner at the Site

1.2.39 Facility means the completed Project, save and except only the pit and the mining equipment that operates within the pit, and includes the Plant, Tailings Dam, Port Concentrate Handling Facilities, laboratories, truck shop, warehouse, camp accommodation, potable water supply, process water supply, sewage treatment facilities, roads within the Site, and all other permanent works, facilities and infrastructure at the Site.

1.2.40 Feasibility Study means the bankable feasibility study prepared by Aker Kvaerner for, and delivered in 2005 to, the Owner or its affiliates.

1.2.41 Final Acceptance means when everything required to be performed or done by the Contractor under the Contract has been completed and done, including the completion of all Performance Tests and the satisfaction of all Performance Guarantees as required by the Contract, and at the time the Contractor has met all conditions for Final Acceptance set out herein , all as verified and confirmed by the Certificate of Final Acceptance.

1.2.42 Financing Entities means any financial institution or other Person or Persons providing any debt or equity financing for the Owner in respect of the Project, including by provision of a letter or letters of credit or other guarantees or insurance in support thereof and including the holders of, and the agent(s) or trustee(s) representing the holders of, such instruments.

1.2.43 Form of Release means the form of release in Appendix 14 Form of Release and General Waiver of Claims.

1.2.44 GC means General Conditions.

1.2.45 General Conditions means this document.

1.2.46 Goods means any materials, supplies, machinery, equipment, fuel and other things used by the Contractor in performing the Services and which are to be incorporated in the Project, or are to be consumed in performing the Services.

1.2.47 Governmental Authority means any and all foreign, domestic, national, federal, provincial, territorial, state, regional, municipal or local Governmental Authority, quasi Governmental Authority, Court, government or self regulatory organization, commission, board, tribunal, organization, or any regulatory, administrative or other agency, or any political or other subdivision, department, or branch of any of the foregoing, having jurisdiction or Governmental Authority in any way over any aspect of the performance of the Contract or the operation of the completed Project, including a right to impose a requirement or whose consent is required with respect to the Project or the Services.

1.2.48 GST and G.S.T. mean the tax, if any, payable by the Owner to the extent imposed on payments under this Contract pursuant to Part IX of the Excise Tax Act, R.S.C. 1985, c. E 15, as amended, and any successor legislation thereto.

1.2.49 Hourly Remuneration has the meaning given to it in Appendix 6
Compensation.

1.2.50 Human Resources and Industrial Relations Plan means the construction labour management plan to be produced by the Contractor in the Project Definition Phase in accordance with the Scope of Services.

1.2.51 Indigenous Peoples Plan means the indigenous peoples plan to be prepared by the Owner and others.

1.2.52 Industrial Completion means when the Plant has entered into normal commercial operation, when steady state conditions have been achieved in and through the Plant, when the complete Plant has operated for twenty-four (24) consecutive hours without interruption and the Facility has demonstrated it is capable of continuous operation thereafter, and when all infrastructure and other parts of the Facility are functional and in ready to enter into normal operations, with only minor punch list items to be completed that do not adversely affect continuous operation of the Facility, all as verified and confirmed by the Certificate of Provisional Acceptance.

1.2.53 Intellectual Property Rights includes all copyright and analogous rights, all rights in relation to inventions (including patent rights), plant varieties, registered and unregistered trademarks (including service marks), confidential information (including trade secrets), know-how, circuit layouts and all other rights throughout the world resulting from intellectual activity in the industrial, scientific or artistic fields.

1.2.54 "International Cyanide Management Code means the International Cyanide Management Code For the Manufacture, Transport, and Use of Cyanide In the Production of Gold" developed by a multi-stakeholder Steering Committee under the guidance of the United Nations Environmental Program (UNEP) and the then-International Council on Metals and the Environment (ICME).

1.2.55 Key Personnel means each and all of the persons named in Appendix 16 Key Personnel.

1.2.56 Liquidated Damages, whether capitalized or not, are not a penalty but represent the amount(s) agreed to be paid by the Contractor to the Owner as the result of the happening of a specified event, which amount(s) have been agreed by the Contractor and the Owner to represent a genuine and reasonable pre-estimate of the damages that the Owner will suffer as a result of the happening of the specified event, and which the Owner and the Contractor have agreed in advance would be difficult or impossible to quantify upon the happening of the specified event.

1.2.57 Mechanical Completion means when the Facility has been brought to a level and state of completion that allows the Plant and the rest of the Facility to be used for feeding and processing ore, subject only to Commissioning of equipment, sub-systems and systems, and when all requirements and pre-conditions for Mechanical Completion specified in the Owners Requirements or elsewhere in the Contract have been met.

1.2.58 Milestone Date means the date designated as such in the Milestone Schedule for a Milestone Event, or as such date may be adjusted in accordance with the Contract.

1.2.59 Milestone Event means, in respect of each Milestone Date, an event designated as such in the Milestone Schedule.

1.2.60 Milestone Schedule means Appendix 8  Milestone Schedule.

1.2.61 Mining Industry Standards means the standards and generally accepted best mining and ore processing practices used in the mining industry in North America for gold mines of comparable or larger size to the Project and which as a minimum comply with all Applicable Laws and requirements of all Governmental Authorities. Where no such standards or generally accepted practices exist for any particular item, Mining Industry Standards means Prudent Industry Practice.

1.2.62 Notice and notice mean a written communication between the Parties, as required or permitted by the Contract and conforming to the requirements of GC 31.

1.2.63 Notice to Proceed With Project Execution Services means the Notice from the Owner to the Contractor authorizing and directing the Contractor to commence the Project Execution Phase and provide the Project Execution Services, all in accordance with this Contract.

1.2.64 O&M Manuals means the Operating and Maintenance Manuals.

1.2.65 O&M Personnel means the personnel engaged by or through the Owner for the operation and maintenance of the Facility.

1.2.66 Operating and Maintenance Manuals are those manuals that are generated by Vendors and other Trade Contractors and reviewed and approved by the Contractor for the installation, operation and maintenance of all equipment, sub-systems, systems and other parts of the Facility, and which include the information required to order spare parts. Except where the context otherwise clearly indicates, references to Operating and Maintenance Manuals includes the Plant Operations Manual.

1.2.67 Other Contractors means all contractors, consultants and other persons engaged to carry out any works or services of whatever nature at or in the vicinity of the Site (other than the Contractor and the Trade Contractors).

1.2.68 Owner Documentation means any Documentation provided by the Owner to the Contractor for the purposes of this Contract.

1.2.69 Owner Standards and Procedures means the Owners standards, specifications, policies and procedures included in the Owners
Requirements (all as amended from time to time) or, where no such standards, specifications, policies and procedures are included means Mining Industry Standards and Prudent Industry Practice.

1.2.70 Owners Representative means the person designated as such in the Agreement or, if not designated therein, the person designated as such by Notice from the Owner to the Contractor, or any replacement person Notice of which has been given by the Owner to the Contractor.

1.2.71 Party means the Owner or Contractor, as applicable.

1.2.72 Parties means both the Owner and Contractor.

1.2.73 Performance Guarantees has the meaning given to it in Appendix 5 Performance Guarantees.

1.2.74 Performance Incentives has the meaning given to it in Appendix 6 Compensation.

1.2.75 Performance Tests means those tests required to be performed pursuant to Appendix 5 Performance Guarantees to demonstrate that the Facility will operate in accordance with and fully satisfy the Performance Guarantees. These tests shall be carried out after the successful completion of Commissioning.

1.2.76 Permits, Licences and Approvals mean all permits, licences, approvals, authorizations, permissions, certificates and consents in relation to the performance of the Services, Trade Contracts or development, completion and operation of the Project required, issued by or received from Governmental Authorities, including statements, requirements, representations and commitments made by the Owner or Contractor that are contained within or are part of any plans, schedules, applications or submittals provided or submitted by them to Governmental Authorities in order to obtain permits, licences, approvals, authorizations, permissions and consents, as applicable, from the Governmental Authorities.

1.2.77   Permit to Construct means the permit from the relevant
Governmental Authorities in accordance with Applicable Laws required by the Owner before it can commence the Project Execution Phase of the Project.

1.2.78 Person means any individual, corporation, company, voluntary association, partnership, trust, incorporated organization, or Governmental Authority.

1.2.79 Personal Information means any and all information about a Person that, by the applicable Privacy Law, a Party is required to keep confidential.

1.2.80 Plant means the completed process plant and equipment, starting from the primary crusher at the pit through to the point on Site where, as applicable, the final products for sale (concentrate or gold dore) are ready for transport from the Site, and extends to the Tailings Dam, and includes the overland conveyor, process equipment, process buildings and tailings outfall pipe.

1.2.81 Plant Operations Manual means the separate manual that provides details of all practices and procedures necessary for the safe and proper operation of all parts of the Facility, highlighting special precautions that may be necessary and proper start-up and shutdown sequences and interlocks.

1.2.82 Port Concentrate Handling Facilities means the concentrate storage and ship loading facilities in Puerto Ordaz for storage and loading of concentrate from the Plant on to ships.

1.2.83 Practical Completion means when each and all components, sub-systems and systems for the Facility are ready to operate as an integrated whole, when all interlocks are completed in accordance with the design, the entire control system is operating without by-passes, ore has gone through the crusher, the overland conveyor is operating, a stockpile has been created at the process plant location, and the process plant has been in continuous operation for a minimum period of three (3) consecutive hours without breakdown or stoppage.

1.2.84 Pre-Commissioning and Pre-commissioning mean those activities immediately preceding Mechanical Completion and the commencement of Commissioning which consist of the testing, adjustment and initial operation of equipment, sub-systems and systems to demonstrate they have been properly installed and are functioning prior to the introduction of ore or reagents into them in preparation for Mechanical Completion.

1.2.85 Prime Rate means the Royal Bank of Canadas prime commercial lending rate of interest on Canadian funds, as designated from time to time by the Royal Bank of Canadas head office in Canada.

1.2.86 Privacy Law means all Applicable Laws relating to the privacy, confidentiality or use of any information about individuals.

1.2.87 Professional Services means the services of engineers, surveyors, architects and other professional consultants, experts and specialists.

1.2.88 Project means the Brisas Project in Venezuela, as more particularly described in Appendix 3 Owners Requirements, but for purposes of the scope of the Contractors Services under this Contract does not include the following: mobile mining equipment for mining operations in the open pit mine, pre-production mining operations in the open pit mine area of the Site and preparing the ESIA.

1.2.89 Project Budget means the Owners budget for the entire Project to be monitored and administered by the Contractor, which is all-inclusive and includes all costs for completion of the Project save and except only the following: cost of mobile mining equipment for mining operations in the open pit mine; Owners internal costs for its own personnel, for public relations, for the environmental assessment and approval process for the Project as a whole, for obtaining the Permit to Construct; and for pre-production mining operations in the open pit mine area of the Project.

1.2.90 Project Cash Flow Strategy means the Project cash flow strategy to be produced by the Contractor in the Project Definition Phase in accordance with the Scope of Services.

1.2.91 Project Control Group means the project control group referred to in GC 2.8.1.

1.2.92 Project Controls System means the Project controls system to be produced by the Contractor in the Project Definition Phase in accordance with the Scope of Services.

1.2.93 Project Cost Estimate means the definitive Project budget to be produced by the Contractor in the Project Definition Phase in accordance with the Scope of Services which shall, among other things, contain an estimate of the Total Project Cost.

1.2.94 Project Execution means the stage of the Project during which the Project Execution Services and the work required to achieve Final Acceptance are to be performed.

1.2.95 Project Execution Services means all of the Services to be performed, obligations to be fulfilled and all things to be supplied and provided by the Contractor, whether express or implied, under this Contract including the preparation of the Detailed Design Documentation, engineering, procurement, coordination, administration and Commissioning services associated with the Project.

1.2.96 Project Execution Phase has the meaning given to it in Appendix 2 Scope of Services.

1.2.97 Project Schedule means Appendix 9 Project Schedule until the Owner has reviewed and accepted the Contractors Detailed Project
Completion Schedule, and thereafter means the Detailed Project
Completion Schedule.

1.2.98 Project Scope Definition Document means the Project scope definition document to be produced by the Contractor in the Project Definition Phase in accordance with the Scope of Services.
1.2.99 Provisional Acceptance means Industrial Completion.

1.2.100Prudent Industry Practice means the optimal and best practices, methods, acts and procedures, and the minimum design, construction and engineering standards and codes (including without limitation those practices, methods, acts, procedures, standards and codes related to reliability, durability, safety, longevity, asset preservation and protection of the environment) used, generally accepted and applied at the time of execution of the Contract by engineering, procurement and construction management contractors experienced in and having an excellent reputation in the design and construction of mine plants and infrastructure and by the majority of major gold mine operators in North America currently operating comparable or larger sized efficient and effective modern gold mine operations constructed during the last fifteen (15) years.

1.2.101Regional Socio-Economic Benefits Commitments means the written commitments made by the Owner to Governmental Authorities to provide socio-economic benefits to the region in which the Site is located.

1.2.102Request for Proposals means the request for proposals titled Request for Proposal Brisas Project issued in respect of the Project by the Owner.

1.2.103 Schedule of Key Personnel means Appendix 16  Key Personnel.

1.2.104Schedule of Plan Requirements means Schedule 1 Schedule of Plan Requirements to Appendix 3 Owners Requirements.

1.2.105Schedule of Rates means the schedule of rates included in Appendix 6 Compensation.

1.2.106Scope of Services means Appendix 2  Scope of Services.

1.2.107Services means the services to be provided by the Contractor as defined and described in Appendix 2 Scope of Services.

1.2.108Site and site means the land, water and other places on, under, in or through which the Project is to be constructed and installed, and any other lands and places expressly provided by the Owner for working space or any other purpose as may be specifically designated in this Contract as forming part of the Site.

1.2.109Special Conditions means the terms and conditions, if any, contained in Appendix 7 Special Conditions of the Contract.

1.2.110Standards means Mining Industry Standards.

1.2.111Supplier means Vendor.

1.2.112 Tailings Dam means the dam and reservoir for storage and disposal of the tailings, and includes the tailings outfall pipe that is within the dam and reservoir.

1.2.113Tax means any one or more of the Taxes.

1.2.114Taxes means any and all taxes, levies, imposts, duties, customs duties, stamp duties, fees, withholdings, assessments, deductions or charges whatsoever, imposed, assessed, levied or collected by any Governmental Authority, together with interest thereon and penalties with respect thereto, including occupational, excise, unemployment, ownership, sales, GST, value added, gross receipts, income taxes, municipal taxes, financial transaction taxes, payroll taxes, employer contributions (both statutory and otherwise) and workers compensation payments and contributions.

1.2.115Total Project Cost means the aggregate final cost and expense incurred by the Owner in procuring the completion of the Project, including the Fee and the Trade Cost.

1.2.116Trade Contract means a contract (including a purchase order) entered into by the Owner, or by the Contractor as disclosed agent for the Owner, and a Trade Contractor for the provision of work, services, construction labour, procurement, materials, products, supplies or other things for the Project, but excludes contracts for the purchase or lease of mining equipment or the purchase and transportation of consumables used in actual mining operations in the open pit part of the Project.

1.2.117Trade Contractor means someone, other than the Contractor and regular employees or temporary employees of the Owner, who enters into a contract with the Owner under a Trade Contract, and includes all Vendors and Suppliers and those who supply any construction labour.

1.2.118Trade Cost means the sum of all amounts payable to Trade
Contractors for performing the Trade Contracts.

1.2.119VAT means the value added tax, if any, payable by the Owner to the extent imposed on payments under this Contract by the Applicable Laws of Venezuela.

1.2.120Vendor means someone who supplies plant, materials, equipment, products or supplies for the Project.

1.2.121Work means all engineering and design, procurement, manufacturing, construction, erection, installation, start-up,
Commissioning, calibration, testing and all other work, material, services and equipment required to produce a fully functioning and operating Facility and that meets the Performance Guarantees, but does not include the Services.

1.2.122World Bank Guidelines means each and all of the World Bank Guidelines in regard to the development and operation of projects, the IFC Guidelines, the Equator Principles and all Appendices to the Equator Principles, including the World Bank Pollution Prevention and Abatement Handbook which went into official use on 1 July 1998, all as amended from time to time.

1.3   Interpretation

1.3.1 The documents comprising the Contract are complementary and what is called for by any one of them shall be as binding as if called for by all.

1.3.2 In this Contract, unless the context otherwise expressly requires:

(a) reference to parts, clauses, schedules, exhibits and appendices are a reference to them of, in and to this Contract;

(b) reference to specific General Conditions, Sections, Clauses, Paragraphs, Sub Paragraphs and Appendices are references to such General Conditions, Sections, Clauses, Paragraphs, or Sub Paragraphs of, or Appendices to, the Contract and the terms Section, Clause and Paragraph are used interchangeably and are synonymous when referring to a provision of an Appendix;

(c) reference to a General Condition, Section, Clause or Paragraph of the Contract or any Appendix thereto followed by a number shall be deemed to be a reference to the whole of the General Condition, Section, Clause or Paragraph of the Contract or Appendix, as applicable, bearing that number and includes all subsidiary provisions containing that same number as a prefix;

(d) reference to this Contract is deemed to include this Contract as amended, novated, supplemented, varied or replaced from time to time;

(e) any entitlement of the Owner or the Owners Representative to exercise any judgment, discretion, or decision-making power, or power to assess compliance by Contractor with its obligations under this Contract, and to give Directions, shall be exercised reasonably, professionally, and in accordance with this Contract;

(f) the Contractors obligations in respect to any requirement herein to cause Trade Contractors to agree to any specific term or condition in a Trade Contract shall be limited to:

(i)   exercising the standard of care set out in GC 3.3.3;
(ii) using all reasonable efforts to comply with the requirements of the Contract for the content of all Trade Contracts;
(iii) using all reasonable efforts to comply with the Owners instructions regarding the inclusion of any specific term or condition in a Trade Contract that the Owner notifies the Contractor that the Owner requires in such Trade Contract; and
(iv) promptly notifying the Owner, prior to finalization and award of any such Trade Contract, of the actual terms available to the extent that they vary from those required herein or from the instructions of the Owner as to the terms required, and then obtaining the Owners instructions as to the course of action required of the Contractor by the Owner, including in the discretion of the Owner agreement to the proposed terms that vary from those required by the Contract or the Owner, instructions to negotiate further with such Trade Contractor, or instructions to negotiate and award the Trade Contract to a different Trade Contract; and

(g) the Contractors obligations in respect any requirement herein to cause Trade Contractors to comply with any term or condition in a Trade Contract shall be limited to:
(i)   exercising the standard of care set out in GC 3.3.3;
(ii) using all reasonable efforts and taking all reasonable steps, short of commencing arbitration or litigation, to compel compliance by the Trade Contractor, including to the extent permissible under the Trade Contract withholding payment, rejecting work and backcharging the Trade Contractor; and
(iii)   obtaining the Owners instructions in respect thereof.

1.3.3   In this Contract:

(a) the terms includes, including and similar expressions, whether or not used with the words without limitation or but not limited to, shall not be deemed limited by the specific enumeration of items but shall in all cases be deemed to be without limitation and construed and interpreted to mean includes without limitation and including without limitation;
(b)   a reference to a Court is to a Canadian court;
(c) words denoting any gender include all genders, and words in the singular include the plural and vice-versa;
(d) a reference to any legislation or legislative provision includes any statutory modification or re-enactment of, or legislative provision substituted for, and any subordinate legislation issued under that legislation or legislative provision;
(e) a reference to any Party includes that Party's executors, administrators, substitutes, successors and permitted assigns;
(f) a reference to a business day is to a day that is not a Saturday, Sunday or any other day which is a public holiday or a bank holiday in the place where an act is to be performed or a payment is to be made, and if an act is required to be done on a specified day which is not a business day then the act shall be done instead on the next business day;
(g) a reference to a day, month or year is a reference to a calendar day, calendar month or a calendar year, provided however that a reference to a month or a year calculated from a specific day means the number of calendar months or calendar years from that date and to the end of the same calendar day from which the time was calculated;
(h) a reference to $, USD or dollar is to United States of America currency;
(i) references containing terms such as all reasonable efforts, when used in connection with an obligation of either Party, means taking in good faith and with due diligence all reasonable steps to achieve the objective and to fulfil the obligation at the earliest possible time, including doing all that can reasonably be done in the circumstances and, in any event, taking no less steps and efforts than those that would be taken by a reasonable and prudent person in comparable circumstances but where the whole of the benefit or detriment of the obligation and where all the results of taking such steps and efforts accrued solely to that person's own benefit or detriment;
(j) references containing terms such as by the Contractor and by or through the Contractor and terms of like import are synonymous and mean by the Contractor or by anyone employed by or through the Contractor and for whom the Contractor is responsible, including the Contractor and its officers, employees, subcontractors, consultants and agents;
(k) unless otherwise expressly specified in the Owner's Requirements, all units of measurement in any documents submitted by the Contractor to the Owner shall be in accordance with and comply with the SI system of units; and
(l) terms not defined but used in the Contract which have a recognized technical meaning commonly understood by the gold mining industry in North America will be construed as having that meaning unless the context otherwise requires.

1.3.4 References to a statute or other Applicable Law shall include all regulations, by laws, ordinances and orders made under or pursuant to the statute or other Applicable Law.

1.3.5 Headings, whether of portions of the Agreement, General Conditions, Sections or Clauses and whether contained in the Contract or any schedule or appendix thereto, are for reference purposes only and shall not constitute a part of the Contract or affect the meaning or interpretation of the Contract.

1.3.6 This Contract is a negotiated contract and no rule of construction or contra proferentum applies to the disadvantage of a Party on the basis that such Party put forward or drafted the Contract or any part thereof.

1.4   Ambiguous and Inconsistent Terms

1.4.1 If the Owners Representative reasonably considers, or the Contractor notifies the Owners Representative in writing, that there is a conflict, ambiguity, inconsistency or discrepancy in or between or among any of the terms of this Contract, the Owners Representative will determine the interpretation which the Parties shall follow and will notify the Contractor accordingly in writing.
1.4.2 The Owners Representative, in giving a direction in accordance with GC 1.4.1, is not required to determine whether or not there is an ambiguity or inconsistency.
1.4.3 Subject to the Contractors right under GC 29 to dispute a determination of the Owners Representative made under GC 1.4.1, the Contractor will not be entitled to make any Claim (insofar as is permitted by Applicable Laws) arising out of or in connection with any conflict, ambiguity, discrepancy or inconsistency referred to in, or a direction of the Owners Representative under, this GC 1.4.

1.5   Provisions in the Scope of Services

1.5.1   In the Scope of Services, but subject to GC 3.3.3:

(a) where an obligation is prescribed, the Contractor shall fulfil that obligation;

(b) where an action is required or contemplated to be taken, the Contractor shall take that action unless it is expressly stated that the Owner will take that action;

(c) where a precondition is prescribed in relation to any right or benefit that the Contractor might become entitled to enjoy, then the Contractor will only be entitled to the right or benefit if the precondition is satisfied; and

(d) where a right or benefit is given to the Owner or the Owners Representative, the Owner or the Owners Representative, as the case may be, may enjoy that right or benefit even though the right or benefit is not expressly prescribed by this Contract.

2.   PERSONNEL AND CONTRACT ADMINISTRATION

2.1   The Owners Representative

2.1.1 The Owners Representative will give directions and carry out all of the other functions of the Owners Representative under the Contract as the agent of the Owner (and not as an independent certifier, assessor or valuer).

2.1.2 The Contractor shall comply with any direction by the Owners Representative given or purported to be given under a provision of this Contract.

2.1.3 Except where the Contract otherwise provides and except in relation to either an environmental or safety related issue where the Owners Representative perceives a risk of potential harm or danger, the Owners Representative may only give a direction in writing.

2.1.4 The Owner may replace the Owners Representative by Notice to the Contractor at any time.

2.1.5 The Owner shall cause the Owners Representative to do or refrain from doing all things which this Contract provides that the Owners Representative shall do or refrain from doing, as the case may be.

2.1.6 The Contractor shall not be required to comply with any direction given by the Owners Representative under GC 2.1.1, GC 2.1.2 or GC 2.1.3 which is not consistent with good professional practice. Where the Owners Representative gives the Contractor a direction which is not consistent with good professional practice, but which is not forbidden by good professional practice, the Contractor shall be excused from all liability in respect of following such instruction from the time at which the Contractor gives the Owners Representative Notice of the inconsistency and sets out in that Notice a non-exhaustive summary of expected adverse consequences on the Project of complying with such instruction.

2.2   Delegation of the Owners Representatives Power

2.2.1 The Owners Representative may by Notice to the Contractor appoint delegates to exercise any of the Owners Representatives functions under this Contract and, by further Notice to the Contractor, may terminate such appointments.

2.2.2   The Owner will promptly inform the Contractor in writing of:
(a)   any replacement of the Owners Representative; and
(b)   any delegation by the Owners Representative of the Owners
Representatives function under this Contract to a nominee, the extent and the scope of that delegation, and any termination of appointment of delegates.

2.3   Compliance with Directions

2.3.1 If the Contractor fails or refuses to comply with a direction by the Owners Representative given in accordance with this Contract, the Owner may notify the Contractor in writing of the Contractors failure or refusal to comply with a direction of the Owners Representative, in which case the provisions of GC 26.4 shall apply.

2.4   Delegation of Contractors Representatives Power

2.4.1 The Contractors Representative may by Notice to the Owner appoint delegates to exercise any of the Contractors Representatives functions under this Contract and, by further Notice to the Owner, may terminate such appointments.

2.4.2   The Contractor shall promptly inform the Owner in writing of:

(a)   any replacement of the Contractors Representative; and

(b) any delegation by the Contractors Representative of the Contractors Representatives functions under this Contract to a nominee, the extent and the scope of that delegation, and any termination of appointment of delegates.

2.4.3   The Contractors Representative or the Contractors
Representatives delegate shall be available at all times at the Site when the Contractor is performing the Services on the Site.

2.5   Contractors and Owners Acknowledgments

2.5.1   The Contractor and the Owner acknowledge and agree that:

(a) any notice, consent, approval or other communication given or signed by the Contractors Representative or any Contractors
Representatives delegate will bind the Contractor;

(b) matters within the Contractors Representatives knowledge will be deemed to be within the knowledge of the Contractor;

(c) any direction, consent, approval or other communication given or signed by the Owners Representative or by a delegate appointed under GC
2.2 on behalf of the Owners Representative to any Key Personnel will be deemed to have been given to the Contractor; and

(d) matters within the Owners Representatives knowledge will be deemed to be within the knowledge of the Owner.

2.6   Personnel

2.6.1   The Contractor shall:

(a) provide experienced and skilled Contract Personnel to perform the Services in accordance with its obligations under this Contract; and

(b) ensure that the Services are performed under the supervision of appropriately qualified and experienced personnel.

2.6.2 Neither Party shall, without the prior agreement of the other Party, solicit any employee of the other Party who has been involved in the Project or this Contract while that person is working for the other Party on the Project, or during the earlier of the date that is six
(6) monthsfollowing that persons termination of employment by the other Party and the last date that such person worked on the Project for that other Party.

2.6.3 The Contractor acknowledges and agrees that the Key Personnel are critical for the proper management, supervision and performance of the Services on schedule and budget. The Contractor shall assign to the performance of the Services the Key Personnel, who the Contractor shall ensure will give the performance of the Services priority over any and all other work, tasks and assignments that they may otherwise have assigned to them by the Contractor in relation to other existing or future projects. No Key Personnel shall be hired by any affiliate of the Contractor for any other work or project without the prior written consent of the Owner, which consent is subject to such terms as the Owner may require, and if the Contractor wishes to replace any Key Personnel as aforesaid the Contractor shall:

(a) first, demonstrate to the Owners reasonable satisfaction that the proposed replacement personnel have comparable or superior qualifications and experience to those they are proposed to replace; and

(b) absorb the cost of any learning and training required to bring such replacement personnel up to the same knowledge and level of productivity of the personnel replaced.

2.6.4 The Owner may, in its absolute discretion, direct the Contractor to remove from the Site, or from any activity connected with performance of the Services, any Contract Personnel engaged or employed in connection with the performance of the Services, provided that if the Owner does not provide reasonable grounds for requiring such removal the said direction shall constitute a Change Directive in accordance with and subject to GC 15.

2.6.5   The Contractor shall comply with a direction made under GC

2.6.4 within the time specified by the Owner.

2.6.6 Notwithstanding any other provision of this Agreement, the Contractor is solely responsible for, and shall consult with the Owner and provide the Owner with such information as the Owner may require with respect to, the accommodation, sustenance and medical care of Contract Personnel.

2.6.7 In consultation with the Owners Representative, the Contractor shall assign the Key Personnel to complete various portions of the Services. The Contractor shall ensure that the Key Personnel are available to follow through and ensure the completion of such portions of the Services as are assigned to them.

2.6.8 As the Key Personnel are critical for the proper management, supervision and performance of the Services on schedule and budget, the Contractor acknowledges and agrees that:

(a) it will pay to the Owner Liquidated Damages at the relevant rate and up to the maximum amount of Liquidated Damages as stated in the Schedule of Key Personnel, for every day for which a member of the Key Personnel is removed from or not available for the Services, but for which they are required to be so available, until the earlier of:
(i) the day that the member of the Key Personnel is again made available;
(ii) the date that the member of the Key Personnel is replaced with a substitute person approved by the Owners Representative;
(iii)   the date that this Contract is terminated; and
(iv) the date of Final Acceptance, unless such removal is due to resignation, serious illness, injury or death of the Key Personnel or is otherwise approved by the Owners Representative, or directed by the Owner under GC 2.6.4;

(b) the specified rates of Liquidated Damages are separate and cumulative for each member of the Key Personnel;

(c) if the Owners entitlement to, and the Contractors liability for, Liquidated Damages under GC 2.6.8(a) is or becomes void, voidable or unenforceable for any reason or there is no amount specified in the Schedule of Key Personnel, then the Contractor shall not be entitled to or charge the Owner for any work or services performed by replacement personnel for that amount of their time that is equivalent to the Liquidated Damages that, but for the foregoing, the Contractor would otherwise be required to pay to the Owner for the Contractors failure to provide the Key Personnel in accordance with this Contract; and

(d) notwithstanding the foregoing, if a maximum amount of Liquidated Damages is stated in the Schedule of Key Personnel, then the Contractors liability under this GC 2.6.8 shall not exceed that maximum amount.

2.7 Comments, Review, Representation or Approval by the Owner or the Owners Representative

2.7.1 As the Owners Representative carries out its functions under the Contract as agent of the Owner, neither the Owners Representative nor a delegate appointed under GC 2.2 owes any duty to the Contractor in discharging any of the functions of the Owners Representative under the Contract.

2.7.2 No comment, review, representation or approval by the Owner or the Owners Representative in respect of the Contractors obligations under this Contract (including comments on, or review or approval of, any Contract Material), or any other direction of the Owners Representative given in accordance with this Contract, will lessen or otherwise affect the Contractors obligations under this Contract and, without limiting the generality of the foregoing, the Contractor shall be solely responsible for any and all design and engineering for the Project performed as part of the Services.

2.8   Project Control Group

2.8.1   The Project Control Group is:
(a)   the Owners Representative; and
(b)   the Contractors Representative.

2.8.2 The Owners Representative or the Contractors Representative may invite any other person, whom either person reasonably requires, to attend the Project Control Group meetings.

2.8.3   The Project Control Group shall meet:
(a)   on a monthly basis; and
(b) at such other times as the Owners Representative and Contractors Representative agree or, failing agreement, at such other times as the Owners Representative may direct.

2.8.4   The Contractor shall:

(a)   take minutes of all meetings held by the Project Control Group;
and
(b)   provide a copy of those minutes to the Owner's Representative.

2.8.5 In respect of minutes provided pursuant to GC 2.8.42.8.4(b), the Owner's Representative shall:
(a) if the Owner's Representative disagrees with the minutes, discuss and then amend the minutes to reflect the agreed position or the results of the meeting; and
(b) give to the Project Control Group members a copy of the amended minutes at which point the amended minutes will be deemed to be the official record of the relevant meeting.

2.9   [Intentionally deleted]

2.10   Contractor's Request for Information


2.10.1 The Contractor acknowledges and agrees that, other than as expressly provided elsewhere in this Contract, it is the Contractors responsibility to make all enquiries, obtain all information and make all judgments that are relevant to and necessary for the performance of the Services.

2.10.2 The Contractor shall not delay the progress of the Services or any part of it by reason of the Contractor awaiting information from the Owner or the Owners Representative:

(a)   unless this Contract expressly provides otherwise;

(b) unless the Owners Representative otherwise in writing directs the Contractor; or

(c) except to the extent that the Contractor cannot reasonably proceed with the Services without the information.

2.11   Records Open for Inspection and Audit

2.11.1 The Contractor shall keep and maintain:

(a)   the records identified in the Project Procedures Manual; and

(b) all other Contract Material relating to the Project, at the Contractors address as set out in the Agreement.

2.11.2 The Contractor shall ensure that all Contract Material relating to the Project, and the quality system and the records and Contract Material referred to in GC 2.11.1 are available to the Owner (or persons nominated by the Owner) at all reasonable times for examination, audit, inspection, transcription and (in respect of records only) copying.

2.11.3 The Contractor shall keep and maintain at the Site for use by the Owner a current set of the documents comprising the Contract, all Contract Material and all documents, drawings, instructions issued by the Owner in connection with the Project. In addition, the Contractor shall keep and maintain on Site one (1) full set of all drawings in good order, on which the Contractor shall keep a current record of all changes and as built information.

2.11.4 The Contractor shall at its expense keep and maintain full and detailed records and accounts in connection with the performance of the Contract in accordance with both generally accepted accounting principles and the minimum standards and practices of comparable national or international engineering firms in North America for keeping and maintaining such records and accounts.

2.11.5 If and whenever required by the Owner, the Contractor shall submit records, accounts and other data in a form and with such breakdown as may be reasonably required by the Owner for the Owner to maintain segregated accounts of the Work for the Owners own records as may be required of the Owner by Applicable Laws or to satisfy any Governmental Authorities, but unless required by Applicable Laws or Governmental Authorities such breakdowns shall be limited to reimbursable amounts and not the makeup of negotiated rates. Such segregation may include separate accounting for taxable and non-taxable expenditures with respect to among other things buildings, land improvements, engineering and project management, interconnection, permit and licence costs, and taxes and fees paid by the Contractor.

2.11.6 The Contractor shall at all times, and for at least three (3) years after final payment under the Contract, keep full and comprehensive records of all time spent by each and all Contract Personnel, expenditures made, and indebtedness incurred with respect to the Contract or for which it may be entitled to payment or reimbursement by the Owner. All such records and documents in connection with the Project or in respect of which the Contractor claims compensation from the Owner shall be subject and open to inspection and audit by the Owner at any time upon demand from the Owner, which inspection and audit shall take place during normal business hours and at the Contractors normal places of business unless the Owner and Contractor otherwise agree.

2.11.7 In conducting an audit of the Contractor the Owner shall have all powers necessarily incidental to conducting an audit, including the right to have access to and inspect and take copies of all books and records of the Contractor in connection with the Contract, upon reasonable notice and at reasonable times. The Contractor shall fully cooperate with the Owner and its auditors in the conduct of any audits, including by making available all such records and accounts as they may require to perform a full and detailed audit, and the Contractor further agrees to promptly review and settle with the Owner all matters arising from such audits, including the refunding of monies to the Owner where applicable. Without limiting the generality of the foregoing, the Contractor shall make available to all auditors of the Owner all books, records, data and documentation as they consider necessary to allow them to perform a full and comprehensive audit. At the request of the Owners auditors the Contractor shall provide such records, data and documentation as the Owners auditors may reasonably require to substantiate all costs, expenditures and allocations incurred or made by the Contractor in connection with the Project, and to confirm that they are consistent with the Contractors historical costs, charges and allocations for similar work for others, or if there are no historical costs then consistent with generally accepted accounting principles used by major international engineering firms.

2.11.8 In addition to the financial audit of the Contractors accounts pursuant to GC 2.11.7, the Owner shall have the right to monitor and audit the performance of any and all parts of the Services wherever located, and the Contractor shall cooperate with, and shall require that its subcontractors cooperate with, and provide access to the representatives of the Owner monitoring and auditing such parts of the Services, including providing them with access and copies of all relevant manufacturing, inspection, QA, QC and other records and documents pertaining thereto.

2.11.9 If this Contract is terminated, the Contractor shall give the Owner any records and Contract Material referred to in GC 2.11.1 which are necessary for the orderly continuance of the Services by another Person.

2.12 Privacy

2.12.1 The Contractor and the Owner warrant that they will comply with applicable Privacy Law in relation to the collection, use or disclosure of Personal Information in relation to this Contract.

2.12.2 The Contractor and the Owner agree to:

(a) observe the Privacy Law for all Personal Information collected or dealt with by the Contractor or the Owner (as the case may be) under this Contract;
(b) take reasonable measures to ensure that Personal Information relevant to this Contract is protected against:
(i)   misuse or loss; and
(ii) unauthorised access, modification and disclosure, and that only authorized personnel have access to Personal Information;
(c) ensure all personnel involved in collecting or dealing with Personal Information are adequately trained as to the requirements of the Privacy Law and this Contract;
(d) give the other Party reasonable assistance for it to resolve any inquiry or complaint relating to Personal Information;
(e) promptly follow any reasonable direction of the other Party regarding the Personal Information and compliance with the Privacy Law;
(f)   promptly inform the other Party of any breach of this GC 2.12.

3.   GENERAL REQUIREMENTS REGARDING SERVICES

3.1   General

3.1.1 The Contractor shall provide and perform the Services described in Appendix 2 Scope of Services as required to complete the Project, meet the Owners Requirements and Performance Guarantees, and achieve Final Acceptance, all:
(a)   in accordance with the requirements of this Contract; and
(b)   unless otherwise stated, at its cost.

3.1.2 The Contractor is solely responsible for the performance of the Services. This obligation is not affected by any approval given by the Owner or any Governmental Authority.

3.1.3 The Contractor shall provide leadership as well as engineering, procurement, construction, scheduling and coordination expertise.

3.1.4   The Contractor shall:
(a) diligently prosecute the performance of the Services for the purpose of completing the Services and Facility so that:

(i) each of the Milestone Dates in the Milestone Schedule from and after the Milestone Date for commence construction will be met, including the Milestone Dates for Industrial Completion and Final
Acceptance; and

(ii)   the Project Schedule will be met.
(b) if and when a Notice to Proceed With Project Execution Services has been issued by the Owners Representative, use all reasonable efforts to achieve Final Acceptance for the Project within the Approved Project Budget;
(c) before the related construction work on any portion of the Project is commenced, ensure that the Detailed Design Documentation and methods of working proposed or specified in respect thereof by itself or any Trade Contractor are approved by the Owners Representative;
(d) establish and implement a quality assurance system for the of the Project in accordance with the Scope of Services and which complies with ISO 9000: 2000;
(e) recommend and seek the Owners approval to undertake all studies, reviews, investigations and other processes and value engineering which in the opinion of the Contractor are necessary to enable the Contractor to inform the Owner of all reasonable available advantages or benefits to the Project, and in particular:

(i)   uses of the Site;
(ii)  selections of materials;
(iii)   building techniques and equipment; and
(iv)   alternative designs and materials; and

(f) perform the Services, and use all reasonable efforts to ensure (but does not guarantee) that all Trade Contractors perform their Trade Contracts, in a manner which meets all Applicable Laws relating to or governing occupational health and safety and the Owner Standards and Procedures.

3.1.5   The Contractor:

(a) shall use all reasonable efforts to inform itself of the Owners requirements for the Services and the Project and, for that purpose, regularly consult with the Owners Representative throughout the performance of the Services (including requesting instructions from the Owners Representative and seeking comments on, or review or approval, of any Documentation);
(b) shall at all times provide the Services in accordance with the Owners requirements referred to in GC 3.1.5(a) and any instructions given by the Owners Representative; and
(c) is responsible at its own cost and without reimbursement from the Owner for the re-performance of any Services which are required because of a failure to provide the Services in accordance with the Contract or the Owners requirements as such requirements are expressly made known to the Contractor under and in accordance with the Contract.

3.2   Budgetary Constraints

3.2.1 The Contractor acknowledges that the Owner has budgetary constraints and limitations for the Project and agrees to cooperate with the Owner in the Owners efforts to control and monitor its budget for the Project, including (subject to locking in each element of the design of the Facility in accordance with the standard of care set out in GC 3.3.3 or as may be specifically directed by the Owner) by assisting the Owner to identify any value engineering and cost-saving exercises which can be reasonably expected to reduce the cost to the Owner for the Project. Without limiting but in addition to the foregoing, the Contractor shall use all reasonable efforts to perform its Services expeditiously and economically and, in doing so, shall:

(a) assign personnel to the Services in consultation with the Owners Representative and not assign any more personnel to the Services than the number of personnel reasonably required to perform the Services;

(b) assign to the performance of the Services only personnel who are qualified by education or experience to perform the work in which they are engaged and who have such professional qualifications and credentials as may be required by Applicable Law, Governmental
Authorities or Prudent Industry Practice, unless the Owners
Representative otherwise expressly agrees in writing;

3.2.2 Once the budget for the Services has been established and approved by the Owners Representative, the Contractor will monitor all costs of the Services against the approved budget for Services and provide reports, on a monthly or such other frequency as may be agreed to by the Owners Representative, forecasting the costs to complete all of the Services. Such reports shall be in a format agreed to between the Owner and the Contractor and, among other things, contain the following:

(a) the actual hours expended and costs incurred by the Contractor on Services for which the Owner is responsible, both since the last report and since the commencement of the Services;

(b) identification of and explanation for any variances between the actual hours expended and the actual costs incurred, and the projections for those hours and costs in the approved budget for the Services;

(c) the hours and costs forecasted by the Contractor for the provision of Services for the next monthly period, and the cumulative totals of hours and costs for the provision of all Services from the commencement to the completion of the Services, together with the identification of and explanation for variances between those projections and the approved budget for Services;

(d) to the extent not already included in the above, a list of any outstanding requests for changes to the Scope of Services to date; and

(e) the identification of any further changes to the Scope of Services that may be required to completion of the Project.

3.2.3 The Owners Representative and the Contractors Representative shall meet monthly, or at such other times as they may agree, to review the aforesaid reports provided by the Contractor and to review the approved budget for the Services to identify areas of potential cost over-runs and under-runs, the reasons therefor, and forecasts to complete the Services.

3.3   Warranties and Standard of Care

3.3.1 The Contractor warrants to the Owner that it and its Contract Personnel shall at all material times have the particular skill, experience and ability necessary to perform the Services and will continue to have them during the term of this Contract, and that the Contractor will comply with the requirements of this GC 3.3.

3.3.2 All parts of the Services required by Applicable Laws to be performed by licensed or registered professional engineers or architects shall be performed by licensed or registered professional engineers and architects. Without limiting the generality of the foregoing, all design shall, to the extent required by Applicable Laws, be reviewed by professional engineers registered to practice professional engineering in the jurisdiction in which the Site is located.

3.3.3 In the performance of all of the Services, and all parts of the Services, the Contractor shall exercise no less standard of care and diligence than the generally accepted standard of care and diligence to be exercised for professional and other services of a similar nature in respect of comparable mining projects in North America by recognized reputable North American engineering firms engaged in the performance comparable services in respect of such types of projects, and the Contractor shall perform the Services in a competent and efficient manner, apply suitable and sufficient qualifications, experience, expertise and resources to this Project, observe sound management, technical, engineering and consulting practices, and employ appropriate sound, proven technology and methods, and use all due diligence, efficiency and economy, and exert all reasonable efforts, as required to comply with the said standard of care for the intended purpose of completing the Facility and meet the Date for Industrial Completion, all other Milestone Dates, and the Approved Project Budget.

3.3.4 Without limiting but in addition to any other obligation on the Contractor pursuant to this Contract or under Applicable Law, the Contractor and its subcontractors, and their respective consultants, shall for all engineering and design use only design personnel who, through education, training and experience, have the requisite knowledge and skills to perform the part of the Services assigned to them and which is consistent with the general design standards specified in the Contract, including GC 3.3.3.

3.3.5 The Contractor shall ensure that any subcontractor appointed by it to provide part of the Services performs that part of the Services with the professional skill, care and diligence expected of a professional consultant experienced in projects of a similar nature to the Project and activities of a similar nature to the part of the Services subcontracted to that subcontractor.

3.3.6   The Contractor warrants to the Owner that it has examined:
(a)   the Scope of Services;
(b)   the Milestone Schedule; and
(c) all other information or documents relating to the Project provided to the Contractor by the Owner, and is satisfied of their sufficiency for the purpose of complying with its obligations under this Contract, and that in the opinion of the Contractor based on its knowledge at the time of execution of the Contract, the Scope of Services, the Performance Guarantees, the Milestone Schedule and the Approved Project Budget can all be met or, in the case of the Scope of Services, performed.

3.4   Equipment Importation

3.4.1 The Contractor shall cause Trade Contractors to make and be responsible for all arrangements, including the preparation, translation and processing of all documentation, necessary to import into Venezuela all permanent equipment to be incorporated into the Facility and any and all other tools, items and Goods necessary to complete the Project, and the Contractor shall coordinate with the applicable Governmental Authorities in achieving clearance of customs for all such permanent equipment, tools, other items and Goods at the earliest time and, to the extent available under the Applicable Laws, achieving such importation duty free and tax free.

3.4.2 Unless the Owner otherwise agrees in writing, all tools, other items and Goods imported into Venezuela by the Contractor and Trade Contractors shall be imported in the name of Compania Aurifera Brisas del Cuyuni, C.A.

3.4.3 Without limiting but in addition to GC 3.4.1, the Contractor shall arrange and provide for any and all of its Goods imported into Venezuela, and shall require Trade Contractors to arrange and provide for any and all of their permanent equipment to be incorporated into the Facility imported into Venezuela, and any and all of their other tools, items and goods necessary to complete the Project imported into Venezuela, such documentation and detailed information, including Spanish translations of import documents, brochures and detailed specifications as may be required, for submission to custom duty officers and other Governmental Authorities before shipping and after import as may be necessary to obtain exoneration or, where exoneration is not possible, to minimize import and other duties and Taxes on such Goods.

3.5   Continuing Warranties

3.5.1 The warranties contained in GC 3.3 will be treated as made and be binding upon the Contractor continuously during the term of this Contract.

4.   REGIONAL SOCIO-ECONOMIC BENEFITS AND INDIGENOUS PEOPLES

4.1   Indigenous Peoples

4.1.1 The Contractor shall comply with the Indigenous Peoples Plan and enforce compliance by the Trade Contractors with the Indigenous Peoples Plan.

4.1.2 If compliance with the Indigenous Peoples Plan affects the Project Budget or the Milestone Date for Industrial Completion, either Party may request a Change Order.

4.2   Regional Socio-Economic Benefits

4.2.1 The Contractor shall comply with the Regional Socio-Economic Benefits Commitments.

4.2.2   If compliance with the Regional Socio-Economic Benefits
Commitments affects the Project Budget or the Milestone Date for Industrial Completion, either Party may request a Change Order.

5.   PROTECTION OF THE ENVIRONMENT

5.1   General

5.1.1 The Contractor shall, in accordance with the requirements of the Contract, prepare and implement procedures to comply with the Environmental Management Plan.

5.1.2 Contractor shall ensure that the design and construction of the Facility and Project is in accordance with the environmental protection requirements of Applicable Laws and Mining Industry Standards, The International Cyanide Management Code, and World Bank Guidelines.

6.   [INTENTIONALLY DELETED]

7.   PROJECT EXECUTION SERVICES

7.1   Progression to Project Execution

7.1.1 Unless otherwise stated in the Notice to Proceed With Project Execution Services, the issue of a Notice to Proceed With Project
Execution Services by the Owners Representative to the Contractor authorises the Contractor to commence Project Execution.

7.1.2 If the Notice to Proceed With Project Execution Services identifies matters which require further development by the Contractor or further negotiations between the Owner and the Contractor, the Contractor and the Owner will co-operate in good faith to resolve and agree upon such matters.

7.2   General Obligations

7.2.1 The Contractor shall provide the Project Execution Services as required to achieve Final Acceptance for the Project in accordance with the requirements of this Contract and any other requirements of the Owner as notified by the Owner to the Contractor.

7.2.2 The Project Execution Services to be carried out by the Contractor include:

(a) the performance of Detailed Design and the preparation of the Detailed Design Documentation;
(b)   procurement services;
(c)   co-ordination and administration services; and
(d)   compliance with all Applicable Laws.

7.2.3 The Contractor shall commence the Project Execution Services on the date specified in the Notice to Proceed With Project Execution Services or as otherwise directed by the Owners Representative and ensure that Industrial Completion is achieved by the Date for Industrial Completion and Final Acceptance is achieved by the Date for Final Acceptance.

7.3   [Intentionally deleted]

7.4   Project Execution Project Planning Obligations

7.4.1 The Contractor shall, during Project Execution, ensure that the Project Plan is updated:

(a)   periodically as directed by the Owners Representative; or
(b)   if no such direction is given, weekly; and
(c)   to show progress achieved; and
(d) where appropriate, to show changes to the sequence and duration of activities required to meet the Date for Industrial Completion (including the effect (if any) of any extension of time) together with any corresponding changes to proposed manpower and shifts to be worked and resources to be utilised, and that a copy of each update is promptly provided to the Owners Representative for approval.

7.4.2 The Owners Representative may reject an updated Project Plan or require amendments to be made to it within seven (7) days of receiving a copy of such updated Project Plan.

7.4.3 Where the Owners Representative rejects a Project Plan, the Contractor shall submit a corrected and revised Project Plan within seven (7) days of being notified that the Project Plan is rejected.

7.4.4 The Contractor acknowledges and agrees that review of, comments on or approval of, or any failure to review or comment on, any updated Project Plan by the Owners Representative will not:

(a) relieve the Contractor from or alter its liabilities or obligations under this Contract, including the obligation to ensure that Industrial Completion occurs by the Date for Industrial Completion and Final Acceptance by the Date for Final Acceptance;
(b) evidence or constitute a direction by the Owners Representative to disrupt, prolong or vary the Project; or
(c)   affect the time for carrying out the Owner or the Owners
Representatives Contract obligations.

7.5   Project Execution Cost Planning Obligations

7.5.1   The Contractor shall:

(a)   regularly review the Approved Project Budget with the Owners
Representative;
(b) inform the Owners Representative if it becomes aware of any likely or actual cost overruns on the budget estimates for the Trade Contracts;
(c) identify and advise the Owners Representative of any potential cost savings in any of the Trade Contracts; and
(d) use all reasonable efforts to identify and advise the Owners Representative of the appropriate measures for ensuring that the total budgeted cost of the Project (as stated in the Approved Project Budget) is not exceeded.

7.6   Rights and Obligations Not Affected

7.6.1 No review or approval by the Owner or the Owners Representative of any one or more of the following will relieve the Contractor of its responsibility for preparing and implementing each of the following plans with such detail and content as may be reasonably required for the proper execution of the Project and to conform to the standards of care required by GC 3.3.3:

(a) the environmental procedures for implementing the Environmental Management Plan;
(b)   the Safety and Health Plan;
(c)   the Human Resources and Industrial Relations Plan;
(d)   the Quality Assurance Plan;
(e) Trade Contract provisions requiring Trade Contractors to comply with the Indigenous Peoples Plan; and
(f)   the Project Procedures Manual;

8.   SITE

8.1   Owner Site Information

8.1.1 The Contractor is entitled to rely upon the accuracy of the following information as provided by the Owner:

(a) Metallurgical test data, but not opinions or conclusions expressed in metallurgical test reports based on such data;
(b) Bore hole logs and geotechnical logs of test pits, but not opinions or conclusions expressed in documents containing such logs;
(c)   Hydrology reports;
(d)   Climatological data;
(e) Topographical surveys, except in those areas of the Site where facilities are to be located;
(f)   Concession boundaries;
(g)   Location and characteristics of existing electrical substation;
(h) Feasibility Study, subject to the Contractors obligations during the Project Definition Phase to review the Feasibility Study and make recommendations to the Owner regarding the sufficiency and reliability of information contained therein and any additional work that may be required, all to develop the detailed Project scope and Approved Project Budget for the Project Execution Phase.

8.1.2 Subject to GC 8.1.1, where the Owner has made available to the Contractor, whether before or after the Date of Contract, any information, data and documents of any kind:

(a) the Owner does not warrant, guarantee or make any representation about the accuracy or adequacy of any such information, data and documents made available to the Contractor; and
(b) unless expressly provided otherwise in this Contract, such information, data and documents do not form part of the Contract and GC

8.2 applies to the information, data and documents.

8.2   Contractors Acknowledgements

8.2.1   Subject to GC 8.1, the Contractor acknowledges and agrees:

(a)   that it did not in any way rely upon:
(i) any information, data, representation, statement or document made by or provided to the Contractor by the Owner or anyone on behalf of the Owner; or
(ii) the accuracy or adequacy of any such information, data, representation, statement or document, for the purposes of entering into the Contract, except to the extent that any such information, data, representation, statement or document forms part of the Contract;

(b) that it enters into this Contract based on its own investigations, interpretations, deductions, information and determinations.

9.   DESIGN

9.1   Preparation of Contract Material

9.1.1 Without limiting the obligations under Appendixes 2 and 7 of this Contract

(a) the Contractor shall develop and complete to the Owners and all applicable Mining Industry Standards and Prudent Industry Practice all Contract Material required for the completion of the Project and the Services; and
(b) Contract Personnel shall prepare the Contract Material and any other design drawings and specifications with appropriate professional qualifications.

9.1.2   The Contractor shall:

(a) give the Owners Representative for review two copies (or such other number of copies as directed by the Owners Representative) of all Contract Material (including amended versions) as soon as it is prepared and in any event no later than the time indicated in the then current approved Project Plan under GC 7.4 for the submission of the Contract Material to the Owners Representative;

(b) allow no fewer than fourteen (14) days, before the time indicated in the then current approved Project Plan under GC 7.4 for the issue of the Contract Material to subcontractors, suppliers or Trade Contractors, for the Owners Representative to review the Contract Material;

(c) not take any further steps in relation to any Contract Material which it has submitted to the Owners Representative, including issue of the Contract Material to subcontractors or Trade Contractors or commencing procurement of the construction of the part of the Project to which the Contract Material applies, unless the Owners Representative has had no fewer than fourteen (14) days to review the Contract Material and has not rejected the Contract Material; and

(d) if any Contract Material is rejected, submit amended Contract Material to the Owners Representative for review, in which case this GC

9.1 will apply.

9.2   Review and Acceptance or Approval by Owner

9.2.1 Neither the Owner nor the Owners Representative undertakes any responsibility or duty of care to the Contractor to review, or in reviewing, the Contract Material for errors, omissions or compliance with this Contract.

9.2.2 No review of, comments upon, rejection of, or failure to review or comment upon or reject, any Contract Material prepared by the Contractor or any other direction by the Owners Representative about the Contract Material (provided the Contractor has not objected in writing to, and within a reasonable time after, such a direction) will:
(a) relieve the Contractor from, or alter or affect, the Contractors liabilities or responsibilities whether arising out of or in connection with the Contract or otherwise according to Applicable Laws; or
(b) prejudice the Owners rights against the Contractor under this Contract.

9.2.3 Without limiting but in addition to the provisions of GC 9.2.1 and GC 9.2.2, any review, acceptance, monitoring, approval or audit of any Contract Material or part of the Services by the Owner or Owners Representative shall not be interpreted or otherwise construed to be, an acceptance or approval of any Contract Material or part of the Services that is not in full conformance with all requirements of the Contract

9.3   Ownership of, and Intellectual Property Rights in, Contract
Material

9.3.1 Subject to GC 9.3.2, the title, property rights and ownership in and to all of the Contract Material shall immediately upon creation vest in the Owner without payment in respect therefor (other than amounts payable in accordance with GC 18 for Services rendered), and the Contractor hereby assigns to the Owner all Intellectual Property Rights (including future copyright), and waives all moral rights, in all Contract Material upon the creation of that Contract Material or, to the extent that any Intellectual Property Rights are not created at the time of the creation of the Contract Material, upon the later creation of the Intellectual Property Rights in that Contract Material. The Contractors waiver of moral rights include without limitation waiver of the right to the integrity of the Contract Material, waiver of the right to be associated with the Contract Material, waiver of the right to modify the Contract Material in any way, waiver of the right to prevent use of the Contract Material in association with any product, service, project or institution, and waiver of the right to restrain publication of the Contract Material throughout the world. The Owner shall at all times have the right to control, review and otherwise deal with all Contract Material, and to deliver it to third parties, without restriction. The Contractor shall, upon request from the Owner, do all such things and execute and deliver to the Owner all such documents and instruments as the Owner shall reasonably require in order to vest title, property rights and ownership in the Owner in accordance with the foregoing.

9.3.2 Subject to GC 9.3.3, the vesting of ownership, assignment and waiver of moral rights in GC 9.3.1 will not extend to components of the Contract Material:

(a) which have been developed by the Contractor for general use in the Contractors work or business and which have not been specially developed for the Project, or which comprise non-confidential and non-identifying information which is of general application in the Contractors services or business; or
(b) which consist of computer software developed by the Contractor for general use in the Contractors work or business which is not specific to the Project, and for which the cost of development has not been charged to the Owner.

9.3.3 To the extent the Contract Material contains any Intellectual Property Rights created prior to the Date of Contract or that were developed by the Contractor independently of the Project, the Contractor grants the Owner an irrevocable right and royalty free right to use the Intellectual Property Rights solely for the purpose of the Project, including any subsequent repairs to, maintenance or servicing of (including the supply of replacement parts), or additions or alterations to, the Project.

9.3.4 Subject to GC 9.3.2 and GC 9.3.3, the Contractor shall, if required by the Owner, do all further things necessary to assign
Intellectual Property Rights in the Contract Material to the Owner.

9.3.5 The Owner hereby grants to the Contractor a revocable, non-exclusive licence to use the Contract Material and the Owner
Documentation to the extent required to design the Project, procure the construction of the Project and perform any other Services. The
Contractor may sub-licence the Contract Material to its subcontractors where necessary for the performance of the Services.

9.3.6   The Contractor warrants that:

(a) the Contractor is able to assign the Intellectual Property Rights in Contract Material as described in GC 9.3.1 and GC 9.3.4;
(b) use by the Owner, or by another person at the direction or with the permission of the Owner, of Contract Material in accordance with this Contract will not infringe the Intellectual Property Rights of any third party or breach any Applicable Laws;
(c) neither the Owner, nor any other person acting at the direction or with the permission of the Owner, is liable to pay any third party any licence or other fee in respect of the use of Contract Material; and
(d) it will use all reasonable efforts to ensure all subcontracts and Trade Contracts will include terms which provide for the assignment of Intellectual Property Rights in the Contract Material to the Owner.

9.3.7 The Contractor shall indemnify the Owner against all costs, losses, damages or liability incurred or suffered by the Owner, arising out of or in any way in connection with, any actual or alleged infringement of any Intellectual Property Rights directly related to the use of Contract Material in accordance with this Contract.

9.3.8 If the Owner modifies or causes to be modified any Contract Materials, or uses or alters the Contract Materials for any other project there shall be no false attribution of such Contract Materials to the Contractor and the following shall apply:

(a) such Contract Materials as modified or used for other projects shall not be attributed to the Contractor unless the modifications are clearly delineated and clearly attributed to others; and
(b) the Contractor shall not be responsible for the use or application of such modified Contract Materials or use of such Contract Materials for other projects.

9.4   Keeping Contract Material Safe

9.4.1 The Contractor shall, and shall ensure its subcontractors, protect, keep safe and secure all documents, notes, reports, memoranda, materials, software, disks and all other media, articles and things provided by the Owner to the Contractor (including any Contract Material held by a subcontractor), including all Contract Material and the Owner Documentation.

9.5   Reproduction of Contract Material

9.5.1   The Contractor shall ensure that:

(a)   the Owner Documentation;
(b)   Contract Material; and
(c) anything else recording, containing, setting out, or making reference to the Project,

is used, copied, supplied or reproduced only to the extent necessary for the purposes of performing the Services, unless the Contractor has obtained the prior written approval of the Owner to use it for any other purpose.

9.6   Return of Contract Material

9.6.1 Subject to GC 9.6.2, the Contractor shall, within seven (7) days after Final Acceptance (or such other period directed by the Owner's Representative), provide or return (as the context permits) to the Owner:

(a)   all the Owner Documentation;
(b)   all Contract Material; and
(c) anything recording, containing, setting out, or making reference to the Project, except as otherwise specified in a direction of the Owner's Representative.

9.6.2 Subject to the confidentiality provisions and requirements of Appendix 17 - Confidentiality Agreement, the Contractor may keep one set of the Contract Material referred to in GC 9.6.1 for its records as is consistent with good professional practice, but only for legal and archival purposes.

10.   QUALITY OBLIGATIONS

10.1   Subcontracting

10.1.1 Subject to GC 10.1.2, the Contractor may enter into subcontracts for the vicarious performance of its obligations under this Contract.

10.1.2 The Contractor shall obtain the written approval of the Owners Representative before appointing a subcontractor (which for purposes of the Contract shall be deemed to include a subconsultant to the Contractor) to perform any part of its obligations under this Contract.

10.1.3 The Contractor shall manage the performance of each subcontractor to ensure the quality and timeliness of its performance meet the requirements of this Contract.

10.1.4 The Contractors obligations under this Contract are not lessened or otherwise affected by subcontracting the performance of those obligations.

10.1.5 The Contractor will ensure that any subcontractor or agent it engages in connection with this Contract complies with all of the relevant terms and conditions of this Contract. The Contractor shall be liable to the Owner for any act or omission of a subcontractor which would, if done or omitted (as the case may be) by the Contractor, comprise a breach of this Contract, as and to the same extent as if such act or omission of the subcontractor was done or omitted by the Contractor itself.

10.2 Re-performance of Non-Complying Services

10.2.1 If, at any time prior to the date that is two (2) years after the date that Industrial Completion has been achieved, the Owners Representative considers any part of the Services not to be in accordance with the Contract, or that any defect, deficiency or nonconformance exists in respect of the Services, the Owners Representative may direct the Contractor to re-perform that part of the Services or rectify that defect, deficiency or nonconformance and may specify the time within which this shall occur.

10.2.2 Subject to GC 10.2.1, the Contractor shall correct or re-perform any Services which do not comply with the requirements of this Contract or rectify any defect or deficiency in the Services so as to ensure compliance with the requirements of this Contract.

10.2.3 The Contractor acknowledges and agrees that it is not entitled to be reimbursed (under this Contract or otherwise) for any costs incurred by it in performing its obligations under this GC 10.2 to the extent caused or contributed to by a breach of the standard of care set out in GC 3.3.3 or by any other failure to comply with a requirement of the Contract.

10.2.4 The Owner may have the correction or re-performance of the non-compliant Services, or rectification of any defect, deficiency or non-conformance in respect of the Services carried out by others at the Contractors cost if:

(a) the Owner has directed the Contractor to correct, re-perform or rectify those matters in accordance with GC 10.2.1 within a reasonable period of time (being not less than seven (7) days) as stated in that direction; and
(b) the Contractor has failed to correct, re-perform or rectify those matters within that period, or where it is impossible to do so within that time despite all due diligence, to promptly commence such correction, re-performance or rectification as is reasonably possible within that time, and provide a reasonable schedule for the completion thereof.

10.2.5 The Owners costs under GC 10.2.4 will be a debt due and payable by the Contractor to the Owner.

11. LABOUR AND INDUSTRIAL RELATIONS

11.1 General

11.1.1 The Contractor shall take steps consistent with the standard of care set out in GC 3.3.3 to mitigate and avoid labour disputes and disruptions at the Site and at any manufacturing facilities or places of work of the Trade Contractors.

11.2 Open Site

11.2.1 The Contractor acknowledges and agrees that some or all Trade Contractors and some or all Other Contractors employed by the Owner and their subcontractors working at the Site or on the Project may be union or non union and that the Contractors Human Resources and Industrial Relations Plan for the Project is required to set out all reasonable steps required to maintain labour peace at all times on the Site and on all parts of the Project. The Contractor shall carry out the Services in such a manner that is intended to avoid labour problems, work stoppages or other labour disputes that might delay or increase the cost of the Project.

11.2.2 Whenever the Contractor has knowledge that any actual or probable labour dispute is delaying or may threaten to delay the timely completion of the Services or the Project, the Contractor shall promptly give Notice thereof to the Owners Representative, including all relevant information with respect to such labour dispute or potential dispute.

11.3 Trade Contracts

11.3.1 The Contractor shall include in the Trade Contracts placed by Contractor appropriate contractual provisions that will minimize and avoid labour disputes, disruptions, strikes, picketing and legal or illegal work stoppages in relation to the Project.

11.4 Additional Requirements for Personnel on Site

11.4.1 The Contractor shall, at all times, take all reasonable precautions to prevent any unlawful, riotous or disorderly conduct by or among its employees or any workers of any Trade Contractors, and to protect persons and property in the vicinity of the Site from the same.

11.4.2 The Contractor shall remove, or cause to be removed, anyone present on Site who is impaired by alcohol or drugs.

11.5 Report of Contractors Personnel and Equipment

11.5.1 The Contractor shall, if and when required by the Owner, deliver to the Owner a report in detail, in such form and at such intervals as the Owner may reasonably prescribe, showing both the total number of Contract Personnel (including supervisory and management personnel) engaged by or through the Contractor in the performance of the Services.

12. PROCUREMENT

12.1 Tenders for Trade Contracts

12.1.1 The Contractor shall:

12.1.2 Unless the Owners Representative otherwise consents in writing, the Contractor shall obtain a minimum of three competitive tenders for each Trade Contract, including from any prospective tenderers nominated by the Owner.

12.1.3 The Contractor shall:

(a) keep the Owners Representative informed of any pre-tender meetings;
(b) provide to the Owners Representative copies of all correspondence from and to tenderers for the Trade Contracts; and
(c) have a representative in attendance at the opening of all tenders for the Trade Contracts.

12.1.4 The Contractor warrants to the Owner that neither the Contractor (nor any Affiliated bodies corporate, as defined by the Canada Business Corporations Act, of the Contractor) will tender for any of the Trade Contracts unless the Contractor has obtained the prior written approval of the Owner.

12.1.5 The Contractor shall:

(a)   analyse all tenders submitted by tenderers for the Trade
Contracts;
(b) prepare a report recommending to the Owner the most suitable tenderer for each Trade Contract;
(c) recommend, if necessary, that negotiations be entered into with any preferred tenderer; and
(d) provide to the Owner for its consideration the actual tender prices for all Trade Contracts and how they compare with the cost estimates for the Trade Contracts in the Project Cost Estimate and the Approved Project Budget.

12.1.6 The Contractor shall review the scope of work, specifications, drawings, schedule and other provisions of the Trade Contracts before they are awarded to ensure they are complete, free of errors and omissions, and are coordinated with the specifications, drawings, schedule and other provisions of other Trade Contracts, all to minimize errors, omissions and conflicts within a Trade Contract and between Trade Contracts. The Contractor shall notify the Owner of any errors, omissions, defects or conflicts with the documents of a Trade Contract or between the documents of that Trade Contract and those of other Trade Contracts promptly upon first becoming aware of such errors, omissions, defects or conflicts to mitigate against delays to Trade Contractors and to mitigate against changes and delays under Trade Contracts for which the Trade Contractors may be entitled to additional compensation or extensions of time from the Owner.

12.2   Warranties From Trade Contractors

12.2.1 The Contractor and Owner will agree upon the general warranties and guarantees to be obtained from Trade Contractors. The Contractor shall use all reasonable efforts to obtain comprehensive warranties from Trade Contractors that are at least as favourable and preferably more favourable to the Owner than such general warranties and guarantees. Warranties and guarantees under Trade Contracts shall be for not less than twelve (12) months from Industrial Completion unless the Owner for a specific Trade Contract otherwise agrees in writing to a shorter warranty period of time. The Contractor shall take or cause to be taken all action necessary to fully engage and validate any and all warranties and guarantees by Trade Contractors, and shall require Trade Contractors, at their sole expense, to fulfill their warranty and guarantee obligation in their Trade Contracts.

12.3   Trade Contract Payment

12.3.1 The Contractor shall:

(a) upon receipt of each payment claim under a Trade Contract to be adminiated by Contractor, review the claim, and:
(i) for any claim greater than $20,000, notify in writing the Owners Representative of the claim immediately upon receipt of the claim; and
(ii) for all claims, advise the Owners Representative of the results of the Contractors review within seven (7) Business Days of receipt of such claim;
(b) at intervals of not more than one (1) month, submit to the Owner a statement of progress claims made under Trade Contracts during the period of the statement containing full and true particulars of all such claims; and
(c) subject to receiving from the Owner particulars of payments made by the Owner, include with each statement particulars as to what sums of money have been paid and the dates on which such payments were paid under each Trade Contract.


12.3.2 The Owner shall make timely payment as required under each Trade
Contract.

12.4   Contract Dispute Resolution

12.4.1 In the event that a party to a Trade Contract invokes any dispute resolution provisions or notifies the Contractor or the Owner of an intention to commence any dispute resolution proceedings, the Party notified shall immediately notify the other Party.

12.4.2 In the event of any such notification the Party giving Notice shall advise the other Party of the facts and circumstances of the dispute known to the Party giving the Notice and endeavour as far as reasonably possible to participate in and achieve on behalf of the other Party a prompt settlement or other resolution of the dispute subject to the directions of the Party who may ultimately be responsible for the payment of any monies awarded in the dispute resolution proceeding.

12.5   Owners Procurement Process

12.5.1 The Contractor shall procure all works and services in accordance with the Owners internal process for obtaining financial approval and Governmental Authority to place orders and contracts.

12.5.2 The Contractor shall prepare the following for all Trade
Contracts, including for the placing of orders for supply or installation of equipment:

(a)   full technical and scope specifications including:
(i) extent, presentation and timing of data to be submitted for review;
(ii) procedures to be incorporated for outages. These shall be shown as discrete activities on the Trade Contractors construction schedule and on the Project Schedule;
(iii)   inspection and test plans and acceptance requirements;
(iv)   documentation to be submitted with each completed order;
(v)   recommendations for spare parts;
(vi)   assistance and advice with installation and Commissioning;
(vii)   quality assurance requirements;
(viii) description of the work defining the extent of the activities and responsibilities required of the supplier or contractor; and
(ix) technical requirements by way of drawings, specifications, and data sheets;
(b)   the terms and conditions of Trade Contracts;
(c)   the purchase order letter; and
(d)   any other documentation advised by the Owners Representative.

12.6   Comprehensive Procurement Strategy

12.6.1 The obligations of the Contractor under this GC 12 are in addition to any other obligation required to be performed by the Contractor under the Comprehensive Procurement Strategy.

13.   TESTING, COMMISSIONING AND PERFORMANCE TESTING

13.1   Performance Testing and Performance Guarantees

13.1.1 From and after Industrial Completion, the Parties will cooperate with each other to schedule and conduct all Performance Tests within a reasonable period of time and in accordance with Appendix 5
Performance Guarantees, and to minimize disruption to commercial operation of the Facility.

14.   TIME

14.1   Risk of Delay and Disruption and Resultant Increased Costs

14.1.1 Subject to Appendix 6, and the Contractors entitlement to the Hourly Remuneration and Eligible Disbursements, the Contractor will have no entitlement to make any Claim for any costs, losses, damages or liabilities incurred or suffered by the Contractor arising out of or in any way in connection with delays or disruptions in the Project Schedule (including for damages for breach of contract).

14.2   Extensions of Time

14.2.1 The Contractor is entitled to an extension of time to the Date for Industrial Completion (and a Change Order or Change Directive in respect thereof) if, and only if:

(a)   the Contractor gives Notice to the Owners Representative:
(i) of the fact or likelihood of delay not later than fourteen (14) days after the Contractor becomes (or, acting in accordance with the standard of care set out in GC 3.3.3 ought to have become) aware of the commencement of the cause of the delay; and
(ii) provides details of the cause of delay and how, in the reasonable opinion of the Contractor, Industrial Completion is likely to be delayed;

(b)   the Contractor gives the Owners Representative, within twenty-one
(21) days after the cessation of the cause of delay:
(i) a written claim for extension of time specifying the number of days claimed;
(ii) details (to the extent known) of why the cause of the delay actually caused the delay, including a statement of the facts and the provisions of this Contract on which the claim is based;
(iii)   detailed evidence in satisfaction of the requirements of GC
(iv)   all other information reasonably required by the Owners
Representative;

(c) the Contractor reasonably satisfies the Owners Representative, in the Contractors claim under GC 14.2.1(b)), that:

(i) Industrial Completion has actually been delayed, in a manner which will prevent the Contractor from achieving Industrial Completion by the Date for Industrial Completion;

(ii) the delay is demonstrable on an assessment of the critical path on the network of the currently approved revision of the Project Plan submitted pursuant to GC 7.4 or (where applicable) such Project Plan as subsequently varied in accordance with a previous extension of time pursuant to this GC 14.2;

(iii) the delay is caused or contributed to by one of the following, but only to the extent of such cause or contribution:

(A) breach by the Owner of this Contract or any other act or omission of the Owner or the Owners Representative, other than an act or omission authorized by this Contract (other than a variation to the Services referred to in GC 14.2.1(c)(iii)(B) or a suspension referred to in GC 14.2.1(c)(iii)(D);

(B)   a variation to the Services directed under GC 15;
(C)   an Event of Force Majeure;
(D) the suspension of the execution of the Services pursuant to a written direction given under GC 16, unless that direction was given as a result of a breach by the Contractor of its obligations under the Contract; or
(E) subject to GC 14.3.2(a), anything else beyond the reasonable control of the Contractor.

Without limitation, the times within which the Notice and the claim shall be given under GC 14.2.1(a)(i) and GC 14.2.1(b) are conditions precedent to any entitlement in the Contractor to an extension of time which shall be strictly complied with.

14.3   Determination of Extension of Time Claims

14.3.1 The Owners Representative shall, within a reasonable period of time of receiving a claim under GC 14.2.1(b) that complies with GC

14.2.1(c), give the Contractor:

(a) Notice of the reasonable extension of time which is granted and the new Date for Industrial Completion or Milestone Dates or both; or
(b)   if no extension is given, Notice of that decision.

14.3.2 The Contractor will not be entitled to an extension of time to the extent that:

(a) the delay has been caused or contributed to by the failure of the Contractor to take all reasonable measures to preclude the occurrence or minimise the extent and consequences of the delay, including such measures as rescheduling, reprogramming, expediting and adjusting the sequence of activities;

(b) the Contractor is delayed by any cause of delay not referred to in GC 14.2.1(c)(iii), to the extent that the delay experienced exceeds the extension to which the Contractor would be entitled under GC
14.2.1(c)(iii) had the other event not occurred; or

(c) subject to GC 14.3.2(b), the delay is caused by, arises out of or contributed to by:
(i)   an act or omission of the Contractor; or
(ii) any other event, fact, matter or circumstance not referred to in GC 14.2.1(c)(iii).

15.   CHANGES, CHANGE DIRECTIVES AND CHANGE ORDERS

15.1.1 The Owner may at any time authorize or direct a Change to the Project or the Scope of Services (provided that that any Change to the Scope of Services under this GC 15 shall be limited to engineering, procurement, construction management, construction supervision, Commissioning or other professional services which are consistent or compatible with the warranties in GCs 3.3 and the representations in GC 25.1.1) by Change Order or Change Directive, as applicable. If the Change requires the omission of any of the Services, the Owner may have the omitted Services carried out by others.

15.1.2 If the Owner wishes to make a Change to the Facility or the Scope of Services (or if the Contractor is entitled to a Change Order pursuant and subject to GC 14), the Owners Representative shall discuss same with the Contractors Representative in advance. The Contractor will promptly when called for by the Owner provide the Owner with a draft budget and scope of services for the proposed Change, details of the requested extension of time to the Date for Industrial Completion, and any other obligation of the Contractor under this Contract that is necessarily affected by the proposed Change, all in such detail as the Owner may require. If the Parties agree to the Change, they shall execute a Change Order confirming the Change. If the Parties do not reach agreement on all matters needed to document the Change by Change Order, the Owner may direct the Change by issuing a Change Directive to the Contractor. The Parties will, as soon as reasonably practicable, thereafter, will attempt to reach agreement on the Change and convert the Change Directive to a Change Order.

15.1.3 If the Contractor and Owner fail to agree on everything required to convert the Change Directive to a Change Order, the Contractor shall nevertheless promptly proceed with implementation and performance of the Change Directive. If the Contractor is of the opinion that implementing the Change Directive may impair its ability to meet the Performance Guarantees, or impair its ability to earn the Performance Incentives to which pursuant to Appendix 6 Compensation it may be entitled to receive for meeting the Date for Industrial Completion or the Approved Project Budget, or cause it to be in breach of any Applicable Laws, requirements of Governmental Authorities or requirements of any Permits, Licences and Approvals, or cause either Party to be in breach of its obligations under GC 33.7 or any other provision of this Contract, then the Contractor shall within seven (7) days after receipt of the Change Directive give Notice to the Owner of same, which shall then constitute a dispute to be resolved pursuant to GC 29. Failure of the Contractor to provide Notice as aforesaid within such seven (7) day period shall constitute acceptance by the Contractor that the Change Directive does not impair its ability to meet the Performance Guarantees, or cause it to be in breach of any Applicable Laws, requirements of Governmental Authorities or requirements of any Permits, Licences and Approvals, or cause either Party to be in breach of its obligations under GC 33.7.

15.1.4 If the Contractor receives a Change Order or Change Directive, it shall perform its obligations under this Contract in accordance with the varied Scope of Services.

15.1.5 The Owner, at its discretion, in respect to any one or more Change Orders or Change Directives may require the Contractor to record and invoice all charges against one or more Change Orders or Change Directives against separate, different project or reference numbers. If so, the Contractor shall comply with such requirement, provided that if compliance is not reasonably practicable, the Contractor shall advise the Owner.

15.1.6 For any additional Services it is required to perform pursuant to a Change Order or Change Directive, the Contractors only entitlement for additional compensation is as determined in accordance with and subject to Appendix 6 Compensation.

16.   SUSPENSION

16.1   Notice to Suspend

16.1.1 The Owner may at any time give a written direction to the Contractor to suspend the performance of all or any part of the Services.

16.1.2 If the Contractor receives a direction from the Owner under GC 16.1.1, the Contractor shall immediately suspend the performance of that part of the Services.

16.2   Resumption

16.2.1 The Owner may at any time give a written direction to the Contractor to resume the performance of that part of the Services which has been suspended.

16.2.2 If the Contractor receives a direction under GC 16.2.1 the Contractor shall promptly resume the performance of that part of the Services which has been suspended.

16.3   Compensation

16.3.1 Subject to GC 16.4.2, the Owner will pay the Contractor compensation for the suspension of the Services on such basis as the Parties may agree or, failing agreement, such reasonable cost as the Owners Representative determines to compensate the Contractor for:

(a) keeping its personnel and subcontractors on standby (to the extent stated in the Notice referred to in GC 16.1.1); and
(b) the mobilization and demobilisation of the Contractors personnel and subcontractors, and equipment (if any).

16.4   Termination

16.4.1 Subject to GC 16.4.2, if a suspension of the performance of a part of the Services which is the subject of a direction under GC
16.1.1 continues for more than six (6) months:

(a) the Contractor may give a Notice to the Owner requiring the Owner to give a direction to the Contractor under GC 16.2.1 to resume performance of that part of the Services; and
(b) if the Owner fails to give a direction to the Contractor under GC 16.2.1) within thirty (30) days of receiving the Contractors Notice under GC 16.4.1(a), the Contractor:
(i) may terminate this Contract by giving seven (7) days Notice to the Owner;
(ii) will be entitled to be paid in accordance with GC 16.3 for the part of the Services performed in the relevant period up to the date of termination or the date the Contractor ceased to perform the Services; and
(iii) acknowledges and agrees that it is not entitled to make any other Claim against the Owner except as otherwise provided in this Contract.

16.4.2 If the Owner gives a direction under GC 16.1.1 as a result of a breach by the Contractor of its obligations under this Contract, the Contractor is not entitled to:

(a)   terminate this Contract under GC 16.4.1(b)(i); or
(b)   make any other Claim.

17.   EVENTS OF FORCE MAJEURE

17.1   Events of Force Majeure

17.1.1 Subject to the provisions of GC 17.6, for purposes of this Contract an Event of Force Majeure shall mean any circumstance described in GC 17.2 that is not within the reasonable control, directly or indirectly, of the Party affected, but only if and to the extent that:

(a) such circumstance, despite the exercise of all reasonable due diligence, cannot through the exercise of all due diligence be or be caused to be prevented, avoided or removed by such Party;
(b) such circumstance adversely affects (in cost and/or time) the ability of the Party affected to perform its obligations under the Contract, and the Party affected has taken all reasonably practicable precautions, due care and reasonable alternative measures in order to avoid the effect of such circumstance on the Partys ability to perform its obligations under the Contract (such reasonably practicable precautions, due care and reasonable alternative measures to be no less than the other Party would take in similar circumstances if they were to its account);
(c) such circumstance is not the direct or indirect result of the failure of the Party claiming force majeure to perform any of its obligations under the Contract or is not the direct or indirect result of the fault or negligence of such Party; and
(d)   such Party has given the other Party Notice in accordance with GC
17.4.

Provided, however, that lack of financial capacity, inability of a Party to pay, and an event that results from a lack of financial capacity or inability of a Party to pay, shall not constitute an Event of Force Majeure.

17.2 Instances of Force Majeure

17.2.1 Subject to the provisions of GC 17.1 and GC 17.6, the following events that occur during the performance of the Services shall constitute Events of Force Majeure:
(a) acts of war (whether war be declared or not), acts of the public enemy, or acts of foreign enemies;
(b) public disorders, insurrection, rebellion, revolution, terrorist acts, sabotage, riots or violent demonstrations or any other protests against political actions;
(c) explosions, fires or floods not caused by or attributable to the Contractor;
(d)   floods, earthquakes or other natural calamities or acts of God;
(e) strike or lockout or other industrial labour action or disruption (including unlawful but excluding lawful strikes or lockouts or other industrial labour action or disruption by the Contractor's employees against the Contractor that are limited in scope to the Contractor and its employees) which have national, provincial, regional or state-wide application, affect the performance of the Services, and last for more than seven (7) consecutive calendar days in the aggregate;
(f) any action or failure to act within a reasonable time without justifiable cause by any Governmental Authority (including any action or failure to act within a reasonable time without justifiable cause by any duly authorized agent of any such Governmental Authority), including the denial of or delay in without justifiable cause the granting of any land tenure, licences, other licences, consents, approvals, or rights, including the Permits, Licences and Approvals upon due application and diligent effort by the Party to obtain same, or the failure once granted to remain without justifiable cause in full force and effect or to be renewed on substantially similar terms;
(g) protests, environmental protest, and other civil disobedience or disturbance;
(h) injunctions not caused by any breach of this Contract by the Contractor; and
(i) any other event beyond the reasonable control of a Party, provided that such event was not reasonably foreseeable and did not result from any error, omission, negligence, neglect, or fault of the Party or of anyone for whom the Party is responsible under the Contract.

17.3 Effect of Event of Force Majeure

17.3.1 Subject to GC 17.4 and GC 17.6, no failure or omission to carry out or observe any of the terms, provisions, or conditions of the Contract shall give rise to any claim by either Party against the other Party, or be deemed to be a breach or default of the Contract provided that Notice of the Event of Force Majeure is delivered within the time limits specified in GC 17.4 by the Party claiming an Event of Force Majeure.

17.3.2 Provided that a Party provides Notice of an Event of Force
Majeure in accordance with GC 17.4, the time for performing obligations under the Contract will be extended for Force Majeure Days in accordance with GC 14.2 and GC 14.3.

17.4 Notice of Event of Force Majeure

17.4.1 If either Partys ability to perform its obligations under the Contract is affected by an Event of Force Majeure, such Party shall as soon as reasonably possible (but in any event within seven (7) days) following the date any Event of Force Majeure has been discovered or would have by a reasonable person in the same position been discovered, give Notice to the other Party stating such date and the nature of the Event of Force Majeure, its expected duration and effect upon the performance of such Partys obligations, and any action being taken to avoid or minimize its effect. The burden of proof shall be on the Party claiming an Event of Force Majeure pursuant to this GC 17.4.

17.5 Period of Suspension for and Mitigation of Event of Force Majeure

17.5.1 The suspension of performance due to an Event of Force Majeure shall be of no greater scope and no longer duration than the delays necessarily resulting from the effect of the Event of Force Majeure. The affected Party:

(a) shall make all reasonable efforts to prevent and reduce to a minimum and mitigate the effect of any delay occasioned by any Event of Force Majeure including recourse to alternate acceptable sources of labour, services, equipment and materials; and
(b) shall use all reasonable efforts to resume normal performance of its obligations under the Contract after the termination of any Event of Force Majeure and shall perform its obligations to the maximum extent practicable.

When the affected Party is able to resume performance of its obligations under the Contract, that Party shall give the other Party Notice to that effect.

17.5.2 If there is an Event of Force Majeure involving any Vendor, then the Contractor shall use reasonable efforts to determine whether it is advisable to find alternate Vendors acceptable to the Owner without materially increasing the cost or schedule, and shall provide its recommendations to the Owner taking into account the overall Project Schedule and Approved Project Budget.

17.5.3 The Contractor shall include in all Trade Contracts, including with Vendors, reasonable provisions that mitigate the delay and additional costs that will be incurred by the Owner if such Vendor or other Trade Contractor claims an Event of Force Majeure under their Trade Contract.

17.6 Certain Events Not to Comprise Events of Force Majeure

17.6.1 Notwithstanding anything to the contrary under any provision of the Contract, and in particular and for clarity notwithstanding any other provision of this GC 17, the following shall not constitute an Event of Force Majeure and shall not excuse any obligations of either Party that arose before the occurrence of an Event of Force Majeure causing the suspension of performance:

17.6.1 Notwithstanding anything to the contrary under any provision of the Contract, and in particular and for clarity notwithstanding any other provision of this GC 17, the following shall not constitute an Event of Force Majeure and shall not excuse any obligations of either Party that arose before the occurrence of an Event of Force Majeure causing the suspension of performance:
(a) the obligation to pay money in a timely manner for obligations and liabilities that matured prior to, during or after the occurrence of an Event of Force Majeure;
(b) late delivery of equipment, materials, supplies, tools, or other items caused by negligent or wilful acts or omissions on the part of the Contractor or any of its subcontractors, except to the extent resulting from damage or destruction of such equipment, materials, supplies, tools or other items;
(c) late delivery of equipment, materials, supplies, tools, or other items to the extent caused by the failure of the Contractor to properly perform the Services in accordance with the requirements of the Contract;
(d) late performance by the Contractor caused by the Contractor's failure to engage qualified personnel, subconsultants and subcontractors, or to hire an adequate number of personnel or labour;
(e) submission by the Contractor of submittals for review by the Owner at a time later than that indicated in the schedule for submittals agreed to by the Contractor and Owner, unless such late submission is itself caused by an Event of Force Majeure;
(f) delays resulting from adverse weather and other environmental conditions which, based on all available historical records or on a reasonable knowledge of the location of the Site, are consistent with those which ought reasonably to have been anticipated for the Site;
(g) delays resulting from unsuitable surface, subsurface, ground, or groundwater conditions which were known or should have been reasonably anticipated by the Contractor or any other contractor with previous experience working in or near the location of the Site; and
(h) equipment failure due to some fault, neglect or negligence of the Contractor, including failure to adhere to or requiring Trade
Contractors to adhere to the manufacturer's recommendations in relation to packing, shipping, unpacking, storing, installation, operation or maintenance.


17.7 Contractor to Follow Owners Instructions

17.7.1 The Owner may, by Change Directive or Change Order, require the Contractor to undertake those specific actions identified in the Change Directive or Change Order as the Contractor can reasonably initiate to remove or relieve either the Event of Force Majeure or its direct or indirect effects on the Owner.

17.8 Contractor Responsible for Negligence

17.8.1 Damages or injuries to persons or properties resulting from an Event of Force Majeure during the performance of the obligations provided for in the Contract shall not relieve the Contractor of the responsibility to bear the cost of the damage or injuries caused by the Contractors negligence or misconduct to the extent such costs are not covered by insurance procured by the Owner pursuant to Appendix 11 Insurance, but only to the extent that the Contractor would otherwise have been liable for such damages or injuries under the Contract.

17.9 Costs Due to Events of Force Majeure

17.9.1 Each Party will be responsible for its own costs in relation to, resulting from or arising out of an Event of Force Majeure.

17.9.2 If physical damage occurs due to an earthquake or a flood (provided the flood or the flood damage is not caused by, attributable to or increased by the actions or inactions of the Contractor) or any other Event of Force Majeure, then the Owner will be responsible for the payment of any deductibles under the insurance required to be procured by the Owner pursuant to Appendix 11 Insurance.

17.9.3 Except as provided in GC 17.9.2, no additional compensation will be paid by the Owner to the Contractor for the effect of or delay due to an Event of Force Majeure.

17.10 Contractors Sole and Exclusive Remedy

17.10.1The Contractors sole and exclusive remedies for the occurrence of an Event of Force Majeure shall be those set forth in GC 17.3, GC
17.5 and GC 17.9.

18. COMPENSATION

18.1 Owners Payment Obligations

18.1.1 The Owner will, subject to GC 18.14 and other provisions of the Contract (including any other right to set off which the Owner may have under the Contract), pay the Contractor in accordance with and subject to the provisions of Appendix 6 Compensation and the Contract.

18.1.2 Notwithstanding any other provision of the Contract, in no event shall the Contractor invoice for or be paid for time expended by its Contract Personnel in the correction or re-performance of any part of the Services required due to errors, omissions, defects or deficiencies in the Services performed by the Contractor and that appear prior to and during the expiry of the warranty period(s) under the Contract applicable to the Services.

18.1.3 The Contractor shall ensure that accurate and detailed daily time sheets are kept and maintained by all Contract Personnel, indicating clearly the name of the person, the hours spent and a reasonably descriptive narrative of the work performed, appropriately coded to allow proper and accurate recording of Project costs and verification by the Owner that the time was reasonable and expended on the performance of the Services.

18.1.4 The compensation as specified in Appendix 6 Compensation shall constitute the Contractors sole and exclusive entitlement to payment from the Owner in respect of the performance of the Services.

18.2 Payment Advances by Owner

18.2.1 On or before the twenty-first day of each calendar month, or such other time as may be mutually agreed, the Contractor shall submit to the Owner in writing an estimate of the Fee, Hourly Remuneration and Eligible Disbursements reasonably anticipated to be charged during the succeeding calendar month, supported by such details as the Owner may reasonably require to substantiate and verify the reasonableness of the estimate. If the Owner disagrees with the amount of the estimate, the Contractor and Owner shall promptly discuss the estimate and arrive at an agreed amount for the estimate (the Payment Advance). On or before the end of each month, the Owner shall transfer to the Contractors trust account an amount equal to the agreed Payment Advance for the next month, and advise the Contractor of the deposit by telephone, email or facsimile by no later than noon on the last day of the month (or on the next business day if the last day of the month is not a business day).

18.2.2 The Payment Advance shall be held by the Contractor in a separate trust account (the Trust Account) to secure payment of its Fee, Hourly Remuneration and Eligible Disbursements incurred in the month for which the Payment Advance is made. The Contractor is not entitled to and shall not transfer any part of that Payment Advance from the Trust Account to its own use and account until after such time as it has received a payment statement from the Owner issued pursuant to GC 18.8, and then only in the amount approved for payment by the Owner in such payment statement.

18.2.3 If, at the end of any month, the payment statement for that month differs from the Payment Advance made for the month, the difference shall be reconciled and taken into account in determining the amount of the Payment Advance for the next ensuing month.

18.3 Electronic Funds Transfer

18.3.1 The Owner will make payment to the Contractor by electronic funds transfer into the Contractors bank account.

18.4   Time For and Format of Application for Payments

18.4.1 Subject to GC 18.10, the Contractor shall give the Owners Representative an invoice for payment on account of the Fee, Hourly Remuneration and Eligible Disbursements and any other amounts payable by the Owner to the Contractor under the Contract (Application for Payment):

(a) within fifteen (15) calendar days after the end of the month in which the Services that are the subject of the Application for Payment were rendered or expended, as applicable, and in the case of the application for final payment within the period required by GC 18.11; and
(b) in the format approved in writing by the Owners Representative which shall as a minimum:
(i) set out the amounts that the Contractor asserts are payable to the Contractor in accordance with the Contract;
(ii) detail the relevant period of the Services for the Application for Payment;
(iii) describe in detail the part of the Services performed during the relevant period for the Application for Payment;
(iv)   set out amounts paid previously under the Contract;
(v) provide an individual reference number for the Owner to quote with remittance of payment; and
(vi)   include any other information directed by the Owners
Representative.

18.5   Additional Matters

18.5.1 In addition to the requirements of GC 18.4.1(b), the Contractor shall, unless directed otherwise by the Owners Representative, include in each Application for Payment:

(a) the price relating to the Services, broken down to reflect the basis upon which the Fee is calculated:
(b)   the name of the Project;
(c)   the name of the Site; and
(d)   the name of the Owners Representative.

18.5.2 The Owners Representative may, prior to the time it is required to issue a payment statement under GC 18.9, request any additional information from the Contractor in respect of its Application for Payment.

18.6   Contractor Warranty

18.6.1 By making an Application for Payment, the Contractor represents and warrants to the Owner that:

(a) the Contractor has performed the Services which are the subject of the Application for Payment;
(b) the Contractor is not aware of any mistakes or omissions in the Services that would require the Contractor to re-perform the Services that are included in the Application for Payment;
(c) any remuneration and other amounts due and payable by the Contractor to any of its employees by Applicable Laws or under an industrial instrument in respect of the Services have been paid, except holdbacks and amounts properly retained in accordance with Applicable Laws or amounts that are the subject of a bona fide dispute;
(d) its subcontractors have been paid all amounts due and payable to them for work or services performed or material supplied by them in respect of the work or services which were the subject of the Application for Payment and which are included in the Application for Payment or any previous Application for Payment, except holdbacks and amounts properly retained in accordance with Applicable Laws or amounts that are the subject of a bona fide dispute; and
(e)   subject to any Claims that may have arisen within the fourteen
(14) day period prior to the Payment claim, the Contractor is not aware of any Claim against the Owner which is not identified in the Application for Payment or in an earlier Application for Payment or Notice of which has not been previously given to the Owner.

18.7   Incomplete Application for Payments

18.7.1 Should any Application for Payment (including any Application for Payment submitted under GC 18.7.2) not contain the information required under GC 18.4.1(b) and GC 18.5, the Owners Representative may:

(a) complete the missing details and assess the Application for Payment in accordance with GC 18.8; or
(b) return the incomplete Application for Payment to the Contractor and notify the Contractor that GC 18.7.2 applies.

18.7.2 Where the Owners Representative returns an incomplete
Application for Payment to the Contractor, the Contractor shall submit a Application for Payment that complies with GC 18.4.1(b) and GC 18.5 within the time notified by the Owners Representative or, where no time is notified, within forty-eight (48) hours.

18.8   Payment Statement

18.8.1 Within ten (10) business days of receipt of:
the Owners Representative will give the Contractor on behalf of the Owner a payment statement which states:
(a)   a Application for Payment under GC 18.4.1(a);
(b)   the information described in GC 18.5.1; and
(c)   any additional information requested by the Owner's
Representative pursuant to GC 18.5.2;
the Owner's Representative will give the Contractor on behalf of the Owner a payment statement which states:
(d) the value of the work carried out by the Contractor in accordance with this Contract as at the date of the Application for Payment;
(e)   the amount already paid to the Contractor;
(f) the amount the Owner is entitled to retain, deduct, withhold or set off under the Contract;
(g) the amount (if any) which the Owners Representative believes to be then payable by the Owner to the Contractor on account of the Contract and otherwise under this Contract and which the Owner proposes to pay to the Contractor; and
(h) if the amount in GC 18.8.1(g) is less than the amount claimed in the Application for Payment:
(i) the reason why the amount in GC 18.8.1(g) is less than the amount claimed in the Application for Payment; and
(ii) if the reason for the difference is that the Owner has retained, deducted, withheld or set off payment for any reason, the reason for the retention, deduction, withholding or setting off.

18.8.2 The Owners Representative may issue a further payment statement correcting any error discovered in any previous payment statement or modifying any previous payment statement issued by it, including but not limited to, as a result of information received from the Contractor pursuant to GC 18.5.

18.8.3 If the Contractor fails to make an Application for Payment in accordance with the Contract, the Owners Representative may nevertheless issue a payment statement under GC 18.9.1.

18.9   Payment

18.9.1 Subject to GC 18.10 and GC 18.13, within thirty (30) days after the end of the month in which a payment statement is issued pursuant to GC 18.8, the Owner will pay to the Contractor or the Contractor shall pay to the Owner, as the case may be, the amount shown in the payment statement as due to the Contractor or to the Owner as the case may be.

18.9.2 A payment made pursuant to the Contract:

(a) will not prejudice the right of either Party to dispute whether the paid amount is the amount properly due and payable;
(b)   will not be evidence of the value of the Services;
(c) will not be evidence that the Services has been executed satisfactorily; and
(d)   will not be an admission of liability on the part of the Owner.

18.10   Conditions Precedent to Entitlement to Payment

18.10.1After the Date of Contract, if at the time that the Contractor submits a Application for Payment under GC 18.4, the Contractor has not:

(a)   [Intentionally deleted];
(b) effected the insurance required by GC 23.1 and (if requested) provided evidence of this to the Owners Representative, or allowed such insurance to lapse;
(c)   paid all subcontractors as required under GC 18.6.1(d);
(d) in the case of a Final Application for Payment, submitted a duly executed Form of Release as required under GC 18.11.1(b); and
(e) complied with all directions given by the Owners Representative under a provision of the Contract, then:
(i)   the Contractor will not be entitled to payment of;
(ii) the Owners Representative will not be obliged to include in any payment statement under GC 18.8; and
(iii) the Owner will not be liable to pay, any amount included in the Application for Payment.

18.11   Final Application for Payment

18.11.1Within two (2) months after the earlier of the date all Performance Guarantees have been met or satisfied and the date the Owner delivers Notice to the Contractor that its Services are no longer required, and in any event on or before Final Acceptance, the Contractor shall deliver to the Owners Representative:

18.11.2The Contractor shall include in the Final Application for
Payment:

(a) a complete statement of accounts, including any changes to the Scope of Services;
(b) all money that the Contractor considers to be due from the Owner arising out of or in connection with the Services, this Contract or any alleged breach of contract;
(c) confirmation that all Documentation, approvals of all Authorities and deliverables as required by this Contract have been lodged with the Owners Representative; and
(d) a certificate stating that all wages (excluding bonuses to personnel which are not yet payable) and other charges have been paid and that no monies are due or owing by the Contractor to any Contract Personnel other than any Contract Personnel disclosed in the certificate.

18.11.3The Contractor shall provide with the Form of Release (as required by GC 18.11.1) details of how the amount claimed (Amount
Claimed) is calculated including:

(a) separate identification of each claim and the amount of each claim which is part of the Amount Claimed;
(b) which clause, if any, of this Contract the Contractor relies upon to support an entitlement to each claim;
(c) if based on breach of Contract -what obligation, if any, the Owner has breached and which the Contractor relies upon to support an entitlement to each claim; and
(d) a description of the other acts, defaults and omissions that the Contractor relies upon to support any entitlement to a claim.

18.11.4After expiration of the two (2) month period in GC 18.11.1, any Claim which the Contractor could have made against the Owner but which has not been made in the Final Application for Payment, whether or not a Final Application for Payment is delivered, is barred.

18.11.5 Notwithstanding any other provision of section 18.11, the provisions of section 18.11 do not apply to any claim by the Contractor in respect of Excluded Taxes.

18.12   Interest on Overdue Payments

18.12.1 If any money due to either Party remains unpaid after the date on which the money should have been paid, then the Party responsible for the payment shall, following a written request by the other Party for payment of interest, pay to the other Party simple interest on the unpaid amount from, but not including the date on which the money was due at the Prime Rate.

18.12.2The Contractors entitlement to interest, if any, under GC
18.13.1(a) will be the Contractors sole entitlement to interest including damages for loss of use of, or the cost of borrowing, money.

18.13   Set off

18.13.1 The Owner may set off or deduct from any payments due to the
Contractor:
(a) any debt or other moneys due from the Contractor to the Owner under this Contract; and/or
(b) any debt or other moneys due from any parent, subsidiary or affiliate of the Contractor to any parent, subsidiary or affiliate of the Owner; and/or
(c) any money or any claim to money that the Owner may have against the Contractor, whether for Damages (including Liquidated damages and the Owner's reasonable estimate of its entitlement to damages for breach of contract) or otherwise, which are due or which will become due under this Contract, except in respect of amounts which are the subject of bona fide active claims against an insurer provided that such claims are being pursued diligently.

18.14   Owners Payment of Subcontractors

18.14.1If the Contractor owes any subcontractor of the Contractor money in connection with the Services, and

(a) that money has been outstanding under the relevant subcontract for more than fourteen (14) days; and
(b) the Contractor cannot satisfy the Owners Representative that there is a valid reason for that outstanding money not having been paid, the Owner may pay the subcontractor the outstanding amount and the outstanding amount so paid will be a debt due and immediately payable from the Contractor to the Owner.

18.14.2No debt by the Owner will be taken to have accrued in favour of the Contractor in respect of any payment by the Owner of an outstanding amount in accordance with GC 18.14.1.

18.14.3The Owner is entitled to withhold from any payment which would otherwise be due to the Contractor under the Contract any amount owing to a subcontractor by the Contractor under GC 18.14.1, and if such amount owing to a subcontractor is not disputed may make payment directly to the subcontractor (in which case such payment shall be deemed authorized by a direction to pay from the Contractor to the Owner).

18.15 Property and Liens

18.15.1The Contractor shall not (insofar as is permitted by Applicable
Laws) allow or permit any employee or subcontractor to assert any right to a construction, builders, mechanics, unpaid vendors or other lien for unpaid work or services over the Site or Project (or part thereof) or take any steps whatsoever to lodge or register a lien over the Site or Project (or part thereof) under, or in pursuance of, any Applicable Laws, and the Contractor shall promptly vacate, discharge or otherwise cause such lien to be removed and discharged from title which may be registered by such person.

18.16 Taxes

18.16.1The Contractor is and remains liable for payment of any Taxes connected to the Services, save and except Taxes related to the Owners operations or income. If any Tax is imposed, the Contractor shall pay the full amount to the relevant Governmental Authority and shall indemnify the Owner against any failure to do so. If any exemptions, reductions, allowances, rebates or other privileges in relation to Taxes (other than Taxes imposed on the Contractors income or non-Project operations of the Contractor) may be available to the Contractor or the Owner, the Contractor shall adjust any payments due to reflect any such savings or refunds (including interest awarded) to the maximum allowable extent.

18.16.2Amounts payable determined in accordance with Appendix 6
Compensation include all Taxes prevailing at the Date of Contract, save and except the Excluded Taxes.

18.16.3The Owner is responsible for payment of the Excluded Taxes to the extent that the Owner or Contractor are liable and responsible for payment of the Excluded Taxes. The Contractor may include in any Application for Payment (as defined in GC 18.4) the amount of any Excluded Taxes in respect of the amounts claimed in the Application for Payment or any previous Application for Payment, and shall include with such Application for Payment such documentation as the Owner may reasonably require to demonstrate and verify to the Owners satisfaction the proper amount of the Excluded Taxes that is due in respect of the performance of the Services.

18.16.4Except for Excluded Taxes, if any rate of Tax is increased or decreased or a new Tax is introduced or an existing Tax is abolished or any change in interpretation or application of any Tax occurs in the course of performance of the Contract, an adjustment will be made to the Amounts payable determined in accordance with Appendix 6 Compensation to reflect any such change regardless of whether this results in the Amounts payable determined in accordance with Appendix
6  Compensation increasing or decreasing.

18.16.5The Owner may deduct from the whole or part of payments due to the Contractor any Taxes which the Owner is required to withhold or deduct by any Governmental Authority.

19. MITIGATION

19.1 General Duty to Mitigate

19.1.1 Without limiting but in addition to all other duties to mitigate required by the Contract, in all cases where either Party is entitled to receive from the other Party any additional compensation, damages or extensions of time, including for or resulting from Change Orders, Change Directives if applicable, suspensions of some or all parts of the Services, or termination of some or all parts of the Services, that Party shall use both all reasonable efforts and all due diligence to mitigate and reduce the amount required under the Contract to be paid by the other Party or the amount of the extension of the Date for Industrial Completion. Notwithstanding any other provision of the Contract, that Party shall not receive those parts of any costs incurred by that Party or those parts of any additional compensation or extensions of time, including for Change Orders, Change Directives or otherwise, that such Party could have reasonably mitigated against, reduced or otherwise avoided by the exercise of both all reasonable efforts and all due diligence as required in accordance with the foregoing. In the foregoing, references to all reasonable efforts and to exercise of all due diligence shall be construed to be no less than those that would be exerted by any reasonable corporation in comparable circumstances where it was solely at risk and responsible for all such costs and delays without any reimbursement from anyone else. Upon request from the other Party, the Party claiming relief shall promptly submit a detailed description, supported by all reasonable documentation, of the measures and steps taken by the entitled Party to mitigate and meet the aforesaid obligations.

20. ASSIGNMENT

20.1 Assignment by Contractor

20.1.1 Subject to GC 20.1.2, it is expressly understood that the Contract is personal to the Contractor and that the Contractor shall have no right, power, or authority to assign or delegate the Contract or any portion thereof, or any part of the Services, either voluntarily or involuntarily, or by operation of law, including by way of subcontracting or other delegation, to an affiliate. The Contractors attempted assignment or delegation of the Contract or any portion thereof or any of part of the Services in contravention of this GC
20.1.1 shall be null and void and shall be ineffective to relieve the Contractor of its responsibility to perform its obligations hereunder.

20.1.2 The Contractor may, with the prior written approval of the Owner not to be unreasonably withheld, which approval may be subject to the Contractor first demonstrating to the Owner that all of the Contractors Key Personnel as identified in the Contract will transfer to the assignee and, after the assignment, continue to perform the Services in their same positions and with their same authorities as they had prior to the assignment, assign all or part of its right, title, and interest in the Contract to any parent, subsidiary or affiliated company of the Contractor, provided that:

(a) the Contractor shall then remain jointly and severally liable with the assignee for all obligations and liabilities of the Contractor hereunder;
(b) the Owner may at its sole option have recourse against either or both the assignee and the Contractor for any and all obligations or liabilities of the Contractor; and
(c) there is no adverse affect on the validity or enforceability of any Parent Company Guarantee previously delivered by or on behalf of the Contractor to the Owner under the Contract, and that the Parent Company Guarantee remain valid and enforceable by the Owner in accordance with the provisions of the Parent Company Guarantee.

20.2   Assignment by Owner to Affiliates and Third Parties

20.2.1 The Owner may, with the prior written approval of the Contractor not to be unreasonably withheld, assign all or part of its right, title, and interest in the Contract to any parent, subsidiary or affiliated company, partnership or joint venture of the Owner which is the transferee or assignee of substantially all of the right, title and interest of the Owner in the Project, and in the same capacity as the Owner, provided that all outstanding amounts properly due and owing to the Contractor at that time have been paid and that such parent, subsidiary or affiliated company, partnership or joint venture of the Owner reasonably demonstrates that it is able to meet the payment obligations of the Owner hereunder.

20.2.2 The Owner may assign all or part of its right, title, and interest in the Contract to any other third party with the prior written approval of the Contractor, which consent will not be withheld provided that all outstanding amounts properly due and owing to the Contractor at that time have been paid and that such third party reasonably demonstrates that it is able to meet the payment obligations of the Owner hereunder.

20.3 Assignment by Owner to Financing Entities and Realization of Security by Financing Entities

20.3.1 Without the prior consent of the Contractor, the Owner may assign all or part of its right, title, and interest in the Contract to any Financing Entity. The Contractor shall execute and deliver to the Owner a consent to and acknowledgement of assignment in a form reasonably acceptable to the Financing Entities, to be effective only when all outstanding amounts properly due and owing to the Contractor at that time have been paid. Any Financing Entity may, in connection with any default under any financing document related to the Project, assign any rights assigned to it hereunder to any third party which is the transferee or assignee of substantially all of the right, title and interest of the Owner in the Project, and in the same capacity as the Owner, provided that all outstanding amounts properly due and owing to the Contractor at that time have been paid and that such third party reasonably demonstrates that it is able to meet the payment obligations of the Owner hereunder. The Contractor shall execute and deliver to the Financing Entities a consent to and acknowledgement of assignment in a form reasonably acceptable to such transferee or assignee. The Contractor shall do all things and execute all documents and provide all further assurances reasonably required by Owner or Financing Entities to give effect to the foregoing, provided that such Financing Entities, insurers and any other persons referred to in GC 21.1.2 shall provide reasonable written assurances that under no circumstances shall any Financing Entity or transferee or assignee thereof have any greater or additional rights or remedies against the Contractor than the Owner has.

20.3.2 The Contractor agrees that, upon receipt of Notice of such assignment after such a default and pursuant to GC 20.3.1, it shall deliver all documents, data, notices, and other communications otherwise required to be delivered to the Owner hereunder to the Financing Entities or their assignee at such address as they shall designate to the Contractor in writing.

20.3.3 The Owner acknowledges and agrees that, upon receipt of Notice of such assignment after such a default pursuant to GC 20.3.1, the Contractor shall be entitled to comply with such Notice in accordance with its terms, and shall have no duty to enquire as to the right of the Financing Entity to provide such Notice, notwithstanding any Notice or objection given by the Owner, or any other fact, circumstance, or event.

20.3.4 The Contractor agrees that in the event the Financing Entities foreclose on the Owners interests hereunder (or if the Contract should be assigned to the Financing Entities in lieu of foreclosure), the Financing Entities or any purchaser at such foreclosure proceeding shall be entitled to succeed to the Owners interests hereunder on the same conditions as provided hereunder, and provided such Financing Entities or purchaser continues to perform the Owners obligations under this Contract and such succession shall not constitute a breach of any provision of this Contract prohibiting subletting or assignment or of any other provision of the Contract. If the Financing Entities should acquire this Contract by foreclosure, an assignment in lieu of foreclosure or otherwise, the Contractor agrees that the Financing Entities may (provided that, as a pre-condition, any defaults by the Owner in its payment and indemnity obligations hereunder are cured) and on substantially the same terms as set out in GC 20.3.1, assign or sublet the Contract to an assignee who is financially reliable and who agrees to perform the Owners obligations hereunder. In the event of any such assignment by the Financing Entities, the Financing Entities shall have no further obligations under the Contract and the assignee shall be entitled to the benefit of all of the provisions of the Contract.

20.3.5 On termination of this Contract prior to the stated expiration of the term hereof for any reason whatsoever, including default, the Contractor shall enter into a new agreement with the Financing Entities with the highest lending priority immediately prior to the termination of this Contract if the Financing Entities (i) give notice of request for such a new agreement within thirty (30) days after termination of this Contract; (ii) pay all costs incurred by the Contractor as a result of default and/or termination; and (iii) remedy all defaults as though this Contract had not been terminated. The new agreement shall be for the remainder of the term hereof, effective at the date of termination upon the same terms and conditions provided herein.

21. COOPERATION WITH FINANCING ENTITIES AND INSURERS

21.1.1 It is understood that the Owner intends to and will procure from Financing Entities project financing or other financing arrangements suitable to the Owner to complete the Project. The Contractor acknowledges that procurement of project financing from Financing Entities is essential for the Project to proceed and, accordingly, the Contractor agrees to and shall cooperate fully with, and act reasonably in any dealings with, any Financing Entities to the Project and, without limiting the generality of the foregoing, the Contractor agrees to and shall:
(a) use its reasonable best efforts to assist the Owner in its dealings with any Financing Entities to the Project, including participation in oral and written presentations to prospective
Financing Entities, conditional upon receipt by the Contractor of reasonable written waivers of extra-contractual liability from such Financing Entities;
(b) not unreasonably withhold its consent to any amendments to the Contract that may be required by the Financing Entities as a condition of their providing financing to the Project which do not change the substance of the agreement evidenced hereby; and
(c) following procurement of financing from the Financing Entities, cooperate with the Owner in its dealings with the Financing Entities.


21.1.2 The Contractor acknowledges and agrees that the Owner may be required to provide to the Financing Entities and any and all insurers, and their respective representatives, the right to review, inspect, audit and monitor the performance of the Services and the Work, the Site, any item of equipment (including equipment under fabrication), materials, supplies, tools, other items, design, engineering, service, or workmanship to be provided hereunder and the Facility, and to observe all tests, Performance Tests and all other aspects of the Facility as and to the same extent as the Owner has such rights hereunder. The Contractor shall allow all of them reasonable access during normal working hours to its offices, the Site, the Work (including equipment under fabrication) and the Project, and to the Contractors technical details pertaining thereto, as reasonably requested by any of the Owner, Financing Entities and insurers. The Contractor shall incorporate such rights of review, inspection, audit and monitoring in all equipment purchase orders and Trade Contracts.

21.1.3 The Contractor will include provisions in all Trade Contracts that allow representatives of the Financing Entities and insurers to inspect, review and monitor the progress of the Trade Contracts and conformance with the requirements of this Contract and the applicable Trade Contracts.

22.   SECURITY

22.1   Delivery and Form of Security from Owner

22.1.1 Within seven (7) days after the Date of Contract, the Owner shall deliver to the Contractor:

(a) a guarantee of all payment obligations of the Owner hereunder, conforming to the form of such guarantee in Appendix 19 Payment Guarantee, executed and delivered by Gold Reserve Inc. in favour of the Contractor; and
(b) a certificate from an officer of Gold Reserve Inc. verifying and confirming that the guarantee has been duly authorized, executed and delivered, conforming to the form of such certificate in Appendix 19 Payment Guarantee.

23.   INSURANCE

23.1   Owner Provided Insurance

23.1.1 The Owner shall provide the Insurance as set out in Appendix 11-1 Insurance by Owner.

23.2   Contractor Provided Insurance

23.2.1 The Contractor shall provide the Insurance as set out in Appendix 11-2 Insurance by Contractor.

24.   CONTRACTORS REPORTING AND RELATED OBLIGATIONS

24.1.1 In addition to any other reporting obligations imposed on the Contractor under this Contract, the Contractor, at a minimum, shall:

(a) within fifteen (15) calendar days after the end of each month give a written report (in a form approved by the Owners Representative) to the Owners Representative setting out:
(i)   if applicable, details of the progress of tendering for the Trade
Contracts;
(ii) the progress of the Project against the Project Plan and the effect on the Project Plan of any change to the Project, including a curve showing cumulative actual and forecasted cashflow (including costs for any changes to Project) against time;
(iii) details of any activities which are behind the progress anticipated in the Project Plan;
(iv)   any foreseen delays to future activities on the Project Plan;
(v) the likely effect on the Project Plan of any actual or foreseen delay;
(vi) current claims for changes and extensions of time by Trade Contractors under the various Trade Contracts, including details of dates submitted, dates approved and any other details the Owners Representative requires;
(vii)   the status of all activities on which work is being undertaken;
(viii) details of all consultants and other subcontractors currently employed or proposed to be employed by the Contractor for the purposes of the Services;
(ix) evidence of compliance with the quality assurance requirements of this Contract;
(x) industrial relations issues affecting (or which may affect) the performance of the Project;
(xi) evidence of compliance with the Safety and Health Plan and safety statistics;
(xii) strategies implemented or proposed to overcome problems, including corrective action statements for catching up lost time or avoiding potential delays;
(xiii) the total amount of Trade Costs payable to Trade Contractors under any Trade Contracts awarded to date; and
(xiv)   any other matter reasonably required by the Owners
Representative;
(b) give the Owners Representative, on request and within a reasonable time:
(i) any information the Contractor has in its possession in connection with the performance of the Project, provided that the Contractor shall not be obliged to provide any information which is privileged or which might reasonably be expected to void any insurance coverage;
(ii) any report on any specific issue in connection with the performance of the Project; and
(iii) any other periodic report (including Project cost reports, and subcontractor reports), which the Owners Representative reasonably requires;
(c) promptly report all incidents and accidents to the Owners site safety representative using the Owners standard forms;
(d) advise the Owners Representative (in writing if the Owners Representative directs) of suitable courses of action in relation to matters raised in Project Control Group meetings; and
(e) establish and maintain any records which the Owners Representative reasonably requires.

25.  REPRESENTATIONS

25.1.1   The Contractor represents to the Owner:
(a) it is duly incorporated and validly exists under the law of its place of incorporation;
(b)   it has full legal capacity and power:
(i)   to own its property and assets and to carry on its business; and
(ii) to enter into this Contract and to perform its obligations under this Contract;
(c) it has taken all corporate action that is necessary to authorize its entry into this Contract and to perform its obligations under this Contract;
(d) this Contract constitutes a legal, valid and binding obligation of it enforceable in accordance with its terms by appropriate legal remedy;
(e) neither its execution of this Contract nor the carrying out of its obligations under this Contract, does or will:
(i) contravene any Applicable Laws to which it or any of its property is subject or any order of any Governmental Authority or other person that is binding on it or any of its property;
(ii) contravene any undertaking or instrument binding on it or any of its property; or
(iii)   contravene its constitution or other constating documents;
(f) no litigation, arbitration, mediation, conciliation or administrative proceedings are taking place, pending or threatened against it which if adversely decided could, in the reasonable opinion of the Contractor's management, have a material adverse effect on the Contractor's business, assets or financial condition or its ability to perform its obligations under this Contract;
(g) no receiver or receiver and manager is currently appointed in relation to any of its property;
(h) it has familiarized itself with local conditions at the Site and all Applicable Laws;
(i) its Contract Personnel will not enter the Site without having first familiarized themselves to the extent necessary with local conditions and Applicable Laws;
(j) it has inspected the Site and its surroundings, but has not conducted detailed investigations at Site;
(k) subject to its obligations to comply with Applicable Laws, it will not intentionally or wilfully damage the name or reputation of the Owner or wrongfully invite adverse public criticism of the Owner; and
(l) any factual information given or representation made to the Owner or to the Owner's Representative in connection with the Project is (to the best of the Contractor's knowledge) accurate and current at the time given and is not intentionally misleading or deceptive in any respect, and any expressions of opinion represents the Contractor's honest, good faith opinion at the time the expression is made or given.


25.1.2 The representations contained in GC 25.1.1(a) to GC 25.1.1(e) and in GC 25.1.1(k) and GC 25.1.1(l) will be treated as made and be binding upon the Contractor continuously during the term of this Contract.

25.1.3 The Owner represents to the Contractor:

(a) it is duly incorporated and validly exists under the law of its place of incorporation;
(b)   it has full legal capacity and power:
(i)   to own its property and assets and to carry on its business; and
(ii) to enter into this Contract and to perform its obligations under this Contract;
(c) it has taken all corporate action that is necessary to authorize its entry into this Contract and to perform its obligations under this Contract;
(d) this Contract constitutes a legal, valid and binding obligation of it enforceable in accordance with its terms by appropriate legal remedy;
(e) neither its execution of this Contract nor the carrying out of its obligations under this Contract, does or will:
(i) contravene any Applicable Laws to which it or any of its property is subject or any order of any Governmental Authority or other person that is binding on it or any of its property;
(ii) contravene any undertaking or instrument binding on it or any of its property; or
(iii)   contravene its constitution or other constating documents;
(f) no litigation, arbitration, mediation, conciliation or administrative proceedings are taking place, pending or threatened against it which if adversely decided could, in the reasonable opinion of the Owner's management, have a material adverse effect on the Owner's business, assets or financial condition or its ability to perform its obligations under this Contract;
(g) no receiver or receiver and manager is currently appointed in relation to any of its property;
(h) subject to its obligations to comply with Applicable Laws, it will not intentionally or wilfully damage the name or reputation of the Contractor or wrongfully invite adverse public criticism of the Contractor; and
(i) any factual information given or representation made to the Contractor or to the Contractor's Representative in connection with the Project is (to the best of the Owner's knowledge) accurate and current at the time given and is not intentionally misleading or deceptive in any respect, and any expressions of opinion represents the Owner's honest, good faith opinion at the time the expression is made or given.

25.1.4 The representations contained in GC 25.1.3(a) to GC 25.1.3(e) and in GC 25.1.3(h) and GC 25.1.3(i) will be treated as made and be binding upon the Owner continuously during the term of this Contract.

26.   DEFAULT AND TERMINATION

26.1   Default by Owner

26.1.1 If the Contractor considers that the Owner:

(a) is in breach of or default under this Contract (provided that any failure to comply with any schedule or deadline requirement shall not comprise a default except where such schedule or deadline is in regard to a requirement to make payment hereunder to the Contractor); or
(b) has breached a representation or warranty which it has given to the Contractor under this Contract, including a representation made under GC 25.1.3,

the Owner may give the Contractor a Notice:

(c)   specifying the alleged breach of or default under this Contract;
(d) specifying a reasonable time and date by which the Owner shall rectify the breach or default (or overcome their effects); and
(e) requiring the Owner to show cause in writing why the Contractor should not exercise its rights under GC 26.2.

26.1.2 If the Contractor gives the Owner a Notice referred to in GC 26.1.1, the Owner shall:

(a) comply with the Notice and give the Contractor a program to rectify the relevant default or remedy the breach (or overcome their effects) in accordance with the terms of the Contractors Notice; or
(b) notify the Contractor in writing that the Contractor disputes the notice, with a concise statement of the grounds for the dispute.

26.1.3 If the Owner fails to rectify a default or remedy a breach (or overcome their effects) in accordance with the terms of a Notice referred to in GC 26.1.1:

(a)   the Contractor may take any action it considers appropriate to:
(i)   rectify that default; or
(ii)   remedy that breach; and
(b) the Owner shall pay to the Contractor, as part of the Services, any incremental costs incurred by the Contractor to rectify or remedy the default or breach (including reasonable costs paid to third parties), except to the extent such default or breach arises from the negligence or wilful default of the Contractor.

26.2   Termination by Contractor Following Default by Owner

26.2.1 Subject to GC 26.3, the Contractor may terminate this Contract, with immediate effect, by Notice to the Owner after it has previously given the Owner a Notice under GC 26.1.1 and the Owner has not complied with that Notice.

26.2.2 If the Contractor terminates this Contract pursuant to GC
26.2.1, then the Contractor shall:

(a) not be obliged to continue to perform any Services after the effective date of such termination; and
(b) be paid for all parts of the Services completed to the effective date of such termination.

26.3   Rights of Financing Entities on Default by Owner

26.3.1 If there shall occur and be continuing a default by the Owner of its obligations under the Contract, or if an event occurs which with the lapse of time or giving of notice, or both, would be a default of the Owner under the Contract (a Default) entitling the Contractor to terminate the Contract, prior to exercising its right to terminate the Contract the Contractor shall first give the Financing Entities written notice of such Default or event, by registered or certified mail, return receipt requested, at the address last notified in writing by the Owner for such notices. If the Owner fails to cure such Default, the Contractor shall afford the Financing Entities a reasonable opportunity to cure any Default by the Owner including any damages due to delay resulting from the Financing Entities extended opportunity to cure.

26.4   Default by Contractor

26.4.1 If the Owner considers that the Contractor:

(a) is in breach of or default under this Contract (provided that any failure to comply with any schedule or deadline requirement shall not comprise a default except to the extent caused or contributed to by a failure of the Contractor to diligently prosecute the Services or by the breach of a material provision of the Contract); or

(b) has breached a representation or warranty which it has given to the Owner under this Contract, including a representation made under GC 25.1.1,

the Owner may give the Contractor a Notice:

(c)   specifying the alleged breach of or default under this Contract;
(d) specifying a reasonable time and date by which the Contractor shall rectify the breach or default (or overcome their effects); and
(e) requiring the Contractor to show cause in writing why the Owner should not exercise its rights under GC 26.5.

26.4.2 If the Owner gives the Contractor a Notice referred to in GC

26.4.1, the Contractor shall:

26.4.3 If the Contractor fails to rectify a default or remedy a breach (or overcome their effects) in accordance with the terms of a Notice referred to in GC 26.4.1:

(a) the Owner may take any action it considers appropriate, including carrying out or having a third party carry out the part of the Services which is the subject of the default, to:
(i)   rectify that default; or
(ii)   remedy that breach; and
(b) the Contractor shall (subject to the limit of liability set out in GC 28.1) indemnify the Owner against any incremental costs incurred by the Owner to rectify or remedy the default or breach (including reasonable costs paid to third parties), in which case the cost incurred by the Owner will be a debt due and payable from the Contractor to the Owner, except to the extent such damage, cost, loss or liability arises from the negligence or wilful default of the Owner.

26.5   Termination by Owner Following Default by Contractor

26.5.1 The Owner may terminate this Contract, with immediate effect, by Notice to the Contractor after it has previously given the Contractor a Notice under GC 26.4 and the Contractor has not complied with that Notice.

26.6   Termination for Insolvency of a Party

26.6.1 Subject only to Applicable Laws governing bankruptcy and creditors that by such Applicable Laws postpone a Partys rights to terminate, either Party may terminate this Contract, with immediate effect, by Notice to the other Party if:

(a) the other Party becomes (or informs any of the first Party, creditors of the other Party generally, or any particular creditor of the other Party that it is) insolvent or unable to pay its debts as and when they fall due;
(b) a liquidator or provisional liquidator is appointed in respect of the other Party;
(c) a receiver or receiver and manager or an analogous person is appointed to the other Party or any of its property;
(d) the other Party has a mortgagee seeking to exercise a right of possession or control over the whole or a part of its property;
(e) the other Party enters into, or calls a meeting of its members or creditors with a view to entering into, a composition, compromise or arrangement with, or an assignment for the benefit of, any of its members or creditors, or a Court orders that a meeting be convened in respect of a proposed composition, compromise or arrangement between the other Party and its creditors or any class of its creditors, other than for the purpose of restructuring or amalgamation;
(f) the other Party has any execution, writ of execution, mareva injunction or similar order, attachment or other process made, levied or issued against it or in relation to any of its assets;
(g) any application is made or other process commenced (not being an application or process withdrawn, discontinued or dismissed within seven (7) days of being filed) seeking an order for the appointment of a provisional liquidator, a liquidator, a receiver or a receiver and manager to the other Party;
(h) the other Party is declared bankrupt or has filed for some form of protection from its creditors under Applicable Laws relating to or governing bankruptcy;
(i) there is a resolution of creditors or members, or an order of a court, to place in liquidation or bankruptcy and/or wind up the other Party; or
(j) an event happens analogous to an event specified in this GC 26.6.1(a) to GC 26.6.1(i) to which the law of another jurisdiction applies and the event has an effect in that jurisdiction similar to the effect which the event would have had if the law of Canada applied.

26.7   Termination for Events of Force Majeure

26.7.1 Either Party may terminate this Contract by giving Notice to the other Party if an Event of Force Majeure continues for a period of six
(6) months after a Notice is given under GC 17.4 in respect of that Event of Force Majeure.

26.7.2 If this Contract is terminated pursuant to GC 26.7.1:

(a) the Owner (without prejudice to any other rights or remedies it has) will pay the Contractor in accordance with GC 18.1 after receipt of a written claim for payment:
(i) the portion of the Fee due to the Contractor for the Services performed in the relevant period up to the date of termination; and
(ii) the relevant portion of the Fee allocated for demobilisation costs; and
(b) the Contractor is not entitled to any other Claim for any consequential costs, losses or damages.

26.8   Termination by Owner for Convenience

26.8.1 Despite any other provision of this Contract:

(a) the Owner may at its sole discretion and for any reason, including convenience of the Owner and without any fault or default on the part of the Contractor, terminate this Contract effective immediately upon giving Notice to the Contractor or at a future date specified in the Notice; and
(b) subject to the Contractor complying with its professional obligations in the practice of professional engineering and as required to protect Persons and property from damage, the Contractor shall cease the performance of the Services immediately upon receiving that Notice or upon any later date specified in that Notice.

26.8.2 If for any reason a purported termination under GC 26.5, GC 26.6 or GC 26.7 by the Owner is held to be ineffective, the purported termination is not a breach or repudiation of this Contract and is deemed to have been effected under GC 26.8.1.

26.8.3 If this Contract is terminated pursuant to GC 26.8.1:

(a) the Owner (without prejudice to any other rights or remedies it has) will pay the Contractor in accordance with GC 18.1, after receipt of a written claim for payment, the portion of the Fee due to the Contractor for the Services performed in the relevant period up to the date of termination plus demobilisation costs and other costs the Contractor reasonably incurs (and provides satisfactory evidence for) in terminating the Services; and
(b) the Contractor is not entitled to make any other Claim for any consequential costs, losses or damages.

26.9   Termination by Owner of Contract

26.9.1 If the Owner terminates this Contract pursuant to GC 26.5, GC 26.6, GC 26.7 or GC 26.8, then:

(a) the Owner may engage and pay other persons to perform the Services. Such other persons may enter the Site and use all Goods necessary to perform the Services, and the Contractor shall provide to such other persons full and free access to the Site and Goods for that purpose;
(b) as and when required by the Owner by Notice to the Contractor (and not before), the Contractor shall remove from the Site any other property of or in the possession or control of the Contractor within one (1) month of receiving such Notice. If the Contractor fails to do so, the Owner may remove and/or dispose of any such other property as it sees fit. The Owner may credit to the Contractors account, (or to the Owners account), an amount equal to the proceeds from any sale (less any disposal costs incurred by the Owner);
(c)   the Contractor shall, if so required by the Owner within fourteen
(14) days after the date of termination, use all reasonable efforts to assign or novate to the Owner without payment the benefit of any agreements for the maintenance, manufacture and/or supply (including supply by way of lease, hire purchase, or other right to use arrangement) of constructional plant used to perform the Services or Goods and the performance of any part of the Services; and
(d) the Contractor shall deliver to the Owner within fourteen (14) days after the date of termination:
(i)   all the Owner Documentation;
(ii)   all Contract Material; and
(iii) anything recording, containing, setting out, or making reference to the Services or the Project, save that the Contractor may keep one copy of such documentation and material in accordance with the confidentiality obligations of this Contract.

26.9.2 If the Owner terminates this Contract pursuant to GC 26.5 or GC 26.6, the Owner may, without limiting any other rights it may have to pay suppliers and manufacturers:

(a) pay any manufacturer or supplier for any constructional plant delivered or work performed for the purpose of this Contract (whether before or after the date of termination) which has not already been paid for by the Contractor; and
(b) deduct amounts equal to any such payments from any moneys due to the Contractor from time to time.

26.10   Recovery of Loss

26.10.1If the Owner terminates this Contract pursuant to GC 26.5 or GC

26.6, or if the Contractor repudiates the Contract and the Owner otherwise terminates the Contract, then the Owner shall:

(a) not be obliged to make any further payments to the Contractor except for any money that is the subject of a Application for Payment under GC 18.4 or a payment statement under GC 18.8; and
(b) subject to GC 28.1, be entitled to recover from the Contractor any costs, losses, damages or liability incurred or suffered or suffered by it as a result of, or arising out of, or in any way in connection with, such termination.

26.11   Preservation of Other Rights

26.11.1If the Contractor:
(a)   is in breach of or is in default under this Contract; or
(b) breaches a warranty which it gives the Owner under this Contract, nothing in this GC 26 shall, subject to 28.1, prejudice the right of the Owner to exercise any other right it may have under this Contract or at law or equity.

27.   INDEMNITIES

27.1   Indemnity by EPC Contractor

27.1.1 Subject to GC 27.1.2, the Contractor shall indemnify and save harmless the Owner and its directors, officers, employees, agents, contractors, subcontractors, representatives and affiliates, and each of them, and defend any and all of them at their request, from and against any and all claims, costs, damages, expenses, losses, fines, taxes, contributions, severance payments, demands and other liabilities which they may suffer or incur, and also from and against any action, suit, claim, demand or proceeding of any nature that may be brought against them (including legal fees and disbursements on a full indemnity basis incurred by them in defending such action, suit, claim, demand or proceeding):

(a) in respect of an infringement of any patent or intellectual property rights of others used or specified by the Contractor; or
(b)   in respect of:
(i)   loss of, or damage to, any real or personal property;
(ii) the personal injury to, or disease or illness (including mental illness) affecting, or death of, any person; or
(iii) any environmental impairment or Contamination resulting from sudden and accidental spills or Contamination, arising out of or in connection with the following (including, without limitation, during the correction or re-performance of non-compliant Services, or the rectification of any defect, deficiency or non-conformance in respect of the Services, or the fulfilling of any warranties under the Contract):
(iv)   any negligent act or omission of the Contractor or the Contract
Personnel;
(v) any failure by the Contractor to observe or perform its obligations under this Contract or any breach by the Contractor of this Contract; or
(vi) the breach of, or failure to comply with, any Applicable Laws or the requirements of any Permits, Licences and Approvals by the Contractor or the Contract Personnel.

27.1.2 The Contractors liability under GC 27.1.1 of this Contract will be reduced proportionately to the extent that the cost, damage, expense, loss or other liability or claim was caused by a negligent act or omission of the Owner or those for whom the Owner is responsible under the Contract.

27.1.3 For the purposes of GC 27.1.1, the Owner will be deemed to be acting as agent or trustee on behalf of or for the benefit of all persons who are or might be its directors, officers, employees, agents, contractors, subcontractors, representatives or affiliates from time to time, as well as on its own behalf.

27.2   Indemnity by Owner

27.2.1 Subject to GC 27.2.2, the Owner shall indemnify and save harmless the Contractor and its directors, officers, employees, agents, contractors, subcontractors, representatives and affiliates, and each of them, and defend any and all of them at their request, from and against any and all claims, costs, damages, expenses, losses, fines, taxes, contributions, severance payments, demands and other liabilities which they may suffer or incur, and also from and against any action, suit, claim, demand or proceeding of any nature that may be brought against them (including legal fees and disbursements on a full indemnity basis incurred by them in defending such action, suit, claim, demand or proceeding):

(a) in respect of an infringement of any patent or intellectual property rights of others specified by the Owner; or
(b)   in respect of:
(i)   loss of, or damage to, any real or personal property;
(ii) the personal injury to, or disease or illness (including mental illness) affecting, or death of, any person; or
(iii) any environmental impairment or Contamination (except sudden and accidental spills or Contamination for which the Contractor is responsible to indemnify the Owner under GC 27.1), arising out of or in connection with:
(iv)  any negligent act or omission of the Owner;
(v) any failure by the Owner to observe or perform its obligations under this Contract or any breach by the Owner of this Contract; or
(vi) the breach of, or failure to comply with, any Applicable Laws or the requirements of any Permits, Licences and Approvals by the Owner.


27.2.2 The Owners liability under GC 27.2.1 of this Contract will be reduced proportionately to the extent that the cost, damage, expense, loss or other liability or claim was caused by a negligent act or omission of the Contractor or those for whom the Contractor is responsible under the Contract.

27.2.3 For the purposes of GC 27.1.1, the Contractor will be deemed to be acting as agent or trustee on behalf of or for the benefit of all persons who are or might be its directors, officers, employees, agents, contractors, subcontractors, representatives or affiliates from time to time, as well as on its own behalf.

28.   LIMITATION OF LIABILITY

28.1   Limitation of Contractor Liability

28.1.1 Subject to GC 28.1.2 and GC 28.1.3, the maximum liability of the Contractor to the Owner hereunder or in any way connected to the Services or the Contractors performance of the Services shall not exceed the following:

(a) For that part of any claim under GC 27.1 (excluding liabilities to third parties for personal injury, wrongful death, or damage or destruction to property) for which any insurance is available to indemnify the Contractor, or for which any insurance would have been available to indemnify the Contractor if the Contractor had fulfilled its obligations under this Contract and procured the insurance specified in Appendix 11 Insurance to be procured by the Contractor, then the greater of:
(i) applicable limits specified in the Contract for the relevant insurance required to be procured by the Contractor pursuant to the Contract; and
(ii) the amount of insurance proceeds actually available to indemnify the Contractor for such claims under any of the policies of insurance specified in Appendix 11 Insurance and procured by or on behalf of the Owner or the Contractor specifically for the purpose of this Project.

Provided, however, that if prior claims are made against the Contractor during the relevant policy period and if such prior claims actually reduce the limits otherwise available under the policy of insurance, then the applicable limits referred to in GC 28.1.1(a)(i) shall be construed to mean the available limits remaining under the policy.
(b) For all other claims, the maximum amount of liability specified in Appendix 6 Compensation.

For clarity, it is agreed that the purpose of the foregoing is that the Owner shall be entitled to receive, directly or indirectly, the benefit of all insurance procured by or on behalf of the Owner or the Contractor specifically for the purpose of this Project and available to indemnify the Contractor for and against claims made by the Owner against the Contractor.

28.1.2 For purposes of GC 28.1.1, if insurance proceeds are not available to indemnify the Contractor or the Owner because of the Contractors failure, by its negligence or by its breach of its obligations hereunder, to procure the insurance required by this Contract to be procured by the Contractor, or because the Contractor breached the terms and conditions of the Owners or Contractors policy of insurance (provided that in respect of Owners insurance, this shall be limited to terms and conditions known to the Contractor prior to the date of the occurrence giving rise to the claim, and generally in conformance with standard terms and conditions available on reasonable terms for similar insurance policies, and brought to the attention of the Contractor prior to the breach complained of), then the provisions of GC 28.1.1 shall be interpreted and construed as if the policies of insurance specified by this Contract were in full force and effect, in which case the amount of the limitations of liability specified in of GC 28.1.1 shall apply whether or not insurance is available to indemnify the Contractor.

28.1.3 Notwithstanding GC 28.1.2 or any other provision of the Contract, any limitations of liability in favour of the Contractor specified in the Contract shall not apply to or limit the Contractors responsibility and liability to the Owner for the following:

(a) any damage and expense suffered by the Owner arising or resulting from the gross negligence, recklessness or wilful or intentional misconduct on the part of the senior management of the Contractor or the Key Personnel;
(b) liability of the Owner arising or resulting from the breach by the Contractor of the intellectual property rights, including in respect of copyright and patent rights, of third parties;
(c) liability of the Owner to third parties, including Governmental Authorities, arising or resulting from the Contractor acting as agent for the Owner to the extent that such liability arises out of the Contractor acting outside the scope of its authority to act as the Owner's agent hereunder; and
(d) the Contractor's liability (if any) to Governmental Authorities for breach by the Contractor of any Applicable Laws, including for any liabilities imposed under Applicable Laws in relation to workers employed by or through the Contractor for the performance of the Services.

28.1.4 The liabilities of the Contractor hereunder shall be exclusive of the liability of the Contractors related and affiliated companies, subconsultants and agents, and their respective officers directors, and employees in respect of the matters contemplated herein.

28.2   Limitation of Owner Liability

28.2.1 Subject to GC 28.2.2 and GC 28.2.3, the maximum liability of the Owner to the Contractor hereunder or in any way connected to the Services or the Contractors performance of the Services (except for compensation payable under Appendix 6
Compensation for Services rendered) shall not exceed the following:

(a) For that part of any claim under GC 27.2 (excluding liabilities to third parties for personal injury, wrongful death, or damage or destruction to property) for which any insurance is available to indemnify the Owner, or for which any insurance would have been available to indemnify the Owner if the Owner had fulfilled its obligations under this Contract and procured the insurance specified in Appendix 11 Insurance to be procured by the Owner, then the greater of:
(i) applicable limits specified in the Contract for the relevant insurance required to be procured by the Owner pursuant to the Contract; and
(ii) the amount of insurance proceeds actually available to indemnify the Owner for such claims under any of the policies of insurance specified in Appendix 11 Insurance and procured by or on behalf of the Owner or the Contractor specifically for the purpose of this Project.

Provided, however, that if prior claims are made against the Owner during the relevant policy period and if such prior claims actually reduce the limits otherwise available under the policy of insurance, then the applicable limits referred to in GC 28.2.1(a)(i) shall be construed to mean the available limits remaining under the policy.

(b) For all other claims, an amount equal to the amount calculated pursuant to GC 28.1.1(b).

For clarity, it is agreed that the purpose of the foregoing is that the Contractor shall be entitled to receive, directly or indirectly, the benefit of all insurance procured by or on behalf of the Owner or the Contractor specifically for the purpose of this Project and available to indemnify the Owner for and against claims made by the Contractor against the Owner.

28.2.2 For purposes of GC 28.2.1, if insurance proceeds are not available to indemnify the Owner or the Contractor because of the Owners failure, by its negligence or by its breach of its obligations hereunder, to procure the insurance required by this Contract to be procured by the Owner, or because the Owner breached the terms and conditions of the Owners or Contractors policy of insurance (provided that in respect of Owners insurance, this shall be limited to terms and conditions known to the Contractor prior to the date of the occurrence giving rise to the claim, and generally in conformance with standard terms and conditions available on reasonable terms for similar insurance policies, and brought to the attention of the Contractor prior to the breach complained of), then the provisions of GC 28.2.1 shall be interpreted and construed as if the policies of insurance specified by this Contract were in full force and effect, in which case the amount of the limitations of liability specified in of GC 28.2.1 shall apply whether or not insurance is available to indemnify the Contractor.

28.2.3 Notwithstanding GC 28.2.2 or any other provision of the Contract, any limitations of liability in favour of the Owner specified in the Contract shall not apply to or limit the Owners responsibility and liability to the Contractor for the following:

28.2.4 Subject to any and all other express written agreements and guarantees (including the payment guarantee delivered pursuant to GC 22.1) the liabilities of the Owner hereunder shall be exclusive of the liability of the Owners related and affiliated companies, contractors, consultants, and agents, and their respective officers directors, and employees in respect of the matters contemplated herein.

28.3 Application of Limitations of Liability

28.3.1 All limitations of liability provided for in this Contract shall: apply solely as between Owner and Contractor; survive any termination of this Contract for any reason; and shall apply whether a claim in respect thereof is framed in contract, tort (including negligence), product liability, by statute, or under any other legal theory.

28.4 Exclusion of Consequential Damages

28.4.1 Except to the extent forbidden or prohibited by Applicable Laws, neither Party shall be liable to the other for lost or delayed profits, income, revenues or production, or for damages for increased costs of construction, business or operations, or for other indirect or consequential damages (collectively and individually all of the foregoing referred to herein as Consequential Damages), whether such claim for Consequential Damages is founded in contract, tort (including negligence), by statute, or by any other provision of law, provided however that the aforesaid exclusion of Consequential Damages shall not limit, operate or apply to the following:

(a) an express right hereunder of a Party to claim and recover Liquidated Damages from the other Party; and
(b) Consequential Damages for which the Contractor is, but for the aforesaid exclusion of Consequential Damages, entitled to be indemnified by an insurer under an insurance policy required by Appendix 11 Insurance (other than under the Project E&O Policy, if any, as defined in Section 2 of Appendix 11-2), such that the intent of the aforesaid exclusion of Consequential Damages is that it shall only operate to the extent that the Contractors liability for such Consequential Damages is an uninsured liability, such that if the Contractors liability for Consequential Damages is insured by a policy of insurance other than the EP E&O Policy then the Owner shall obtain the benefit of the proceeds of any such insurance that may be payable but for the aforesaid exclusion of Consequential Damages.

28.5   Exclusion of Warranties of Performance of the Project

28.5.1 Save and except express performance guarantees and warranties of performance of the Project that may be set out in Appendix 5 Performance Guarantees or Appendix 6
Compensation, the Contractor does not guarantee the performance characteristics or production from the completed Project. The Contractor shall, however, in consultation with the Owner use all reasonable efforts to obtain performance guarantees from each of the Trade Contractors to the extent practicable and economic for the scope of work of the Trade Contractors.

29.   DISPUTE RESOLUTION

29.1   General

29.1.1 All disputes, controversies, or claims arising out of or relating to any provision of this Contract or the interpretation, enforceability, performance, breach, termination, or validity hereof, including, without limitation, this GC 29 (collectively and individually referred to herein as a Dispute) shall be resolved in accordance with the provisions of this GC 29.

29.2   Resolution by Owners Representative

29.2.1 Decisions of the Owners Representative under the Contract will be final and binding on both Parties unless, within fourteen (14) days after the Owners Representative making a determination in writing under the Contract, either Party provides Notice to the other, and to the Owners Representative, disputing such decision. Such Notice shall identify the determination which is disputed, the reasons for disagreeing with the determination of the Owners Representative and summarizing the essential elements of the Partys position in relation to the determination, including the position which the Party believes is correct and the relevant facts and provisions of the Contract supporting its position.

29.2.2 If either Party files Notice of dispute of a determination by the Owners Representative pursuant to GC 29.2.1, then neither Party will be bound by the determination and the Dispute shall be resolved pursuant to GC 29.3.

29.3 Resolution by Negotiations

29.3.1 Any Dispute that cannot be resolved:
(a)   by the Owner's Representative pursuant to GC 29.2; or
(b) between the Owner's Representative and the Contractor's Project Manager within fourteen (14) days thereafter shall be referred, by Notice signed by the Owners Representative and the Contractors Project Manager, or signed by either one of them, to the chief executive officer (or his designate) of the Contractor and the chief executive officer (or his designate) of the Owner for resolution. The designate of the chief executive officer in all cases shall be a senior executive of the Party who is, in the management hierarchy of that Party, in a management position senior to that of the Project Manager and the Project Sponsor in the case of the Contractor, and to that of the Owners Representative in the case of the Owner. If the Parties, negotiating in good faith, fail to reach an agreement within a reasonable period of time, not exceeding thirty (30) days or, in the case of Disputes over payment, fourteen (14) days after such referral, then the Dispute shall be submitted to mediation in accordance with GC 29.4.

29.4 Resolution by Mediation

29.4.1 Any Dispute that cannot be resolved pursuant to GC 29.2 or GC
29.3 shall, unless the Parties expressly agree to proceed directly to arbitration in accordance with GC 29.5, be referred to mediation under the rules of the British Columbia International Commercial Arbitration Centre (BCICAC). Mediation shall take place between the Owners chief executive officer, as the representative of the Owner, and the chief executive officer of the Contractor, as the representative of the Contractor. They shall each make themselves available at such times and such places for mediation as the mediator in his or her sole discretion may decide. Each Party shall bear its own costs of the mediation together with one-half of both the mediators costs and the charges of the BCICAC in respect to the mediation.

29.4.2 If mediation does not resolve the dispute between the Parties within sixty (60) days after the appointment of the mediator, either Party may commence arbitration proceedings in accordance with GC 29.5, but only if the Party seeking to commence such proceeding has first obtained from the mediator written confirmation that it has made itself reasonably available and has made reasonable good faith efforts to resolve the dispute through mediation. To the extent allowed at law, neither the subject matter of the mediation nor any records, notes or other documents that were specifically produced only for use in, or created during, the mediation shall be admissible or referred to in any subsequent arbitration or litigation proceeding.

29.5 Resolution by Arbitration

29.5.1 Any Dispute that cannot be resolved pursuant to GC 29.2, GC 29.3 or GC 29.4 shall be referred to and finally resolved by arbitration under the rules of the BCICAC for domestic commercial arbitrations and

(a) before a three (3) person arbitration tribunal if the total of all amounts in dispute exceed $1,000,000; and
(b) before a single arbitrator if the total of all amounts in dispute is less than $1,000,000.

The award of the arbitrator(s) shall be final and binding upon both
Parties.

29.5.2 Notice of demand for arbitration shall be filed with the other Party and with the BCICAC. Any demand for arbitration shall be made within the time beyond which legal or equitable proceedings based on such Dispute would be barred by any Applicable Laws.

29.5.3 The appointing authority shall be the BCICAC.

29.5.4 The case shall be administered by the BCICAC in accordance with its Procedures for Cases under the BCICAC Rules.

29.5.5 In case of arbitration before a single arbitrator, the Parties shall agree on the arbitrator or, failing agreement, the arbitrator will be appointed in accordance with the rules of the BCICAC.

29.5.6 In case of arbitration before a three-person panel, each Party shall have the right to designate an arbitrator of its choice, who need not be from the BCICACs panel of arbitrators but who shall be independent of and not act as an advocate for either Party. Such designation shall be made by Notice to the other Party and to the Association within the time limits specified in the BCICAC rules. The arbitrators designated by the Parties shall designate a third arbitrator, who shall have a background and experience in both arbitrations and legal or judicial matters, within the time period prescribed in the rules of the BCICAC. If the two (2) arbitrators cannot or do not select a third independent arbitrator within such period, either Party may apply to the BCICAC for the purpose of appointing any person listed with the BCICAC as the third independent arbitrator whether or not that person has the requisite technical qualifications and experience.

29.5.7 No one shall be nominated or appointed to act as an arbitrator who is in any way financially interested in the performance of the Services or the Project or in the business affairs of either the Owner, the Contractor, or any consultant, subconsultant or subcontractor of any of them.

29.5.8 Subject to GC 29.5.6, unless the Parties otherwise agree in writing, every arbitrator shall be knowledgeable and experienced in the design and construction of mine process plants comparable to the Project.

29.5.9 The arbitrator(s) shall have the power to amend or vary the rules of the BCICAC, including rules relating to time limits, by agreement of the Parties or, failing agreement, as the arbitrator(s) consider appropriate and necessary in the circumstances.

29.5.10Unless the Parties otherwise agree in writing, the place of arbitration shall be Vancouver, British Columbia, Canada. The place of the arbitration hearings shall be in such location as the Parties and arbitrator(s) may agree or, failing unanimous agreement, in Vancouver, British Columbia.

29.5.11The Parties agree that, notwithstanding the rules of the BCICAC, the arbitrators in any arbitration shall apply the law of the Province of Ontario as the governing law applicable to this Contract.

29.5.12This agreement to arbitrate shall be specifically enforceable.

29.5.13Any award rendered by the arbitrators shall be final, and judgment may be entered upon it in accordance with Applicable Law in any court having jurisdiction thereof.

29.5.14Unless the Parties otherwise agree, all arbitral proceedings will be consolidated into a single arbitration to be held after the Notice of Provisional Acceptance has been issued.

29.5.15The Parties shall proceed with the arbitration expeditiously and shall conclude all proceedings thereunder, including any hearing, in order that a decision may be rendered as soon as practicably possible, given the nature and magnitude of the dispute.

29.5.16If it is determined, either by agreement of the Parties or through arbitration, that:

(a) the Contractor has received payment from the Owner in excess of that to which the Contractor is entitled under the Contract, the Contractor shall promptly refund the amount of such excess payment together with interest thereon at the Prime Rate in effect from time to time plus two percent (2%) per annum, from the day following the date of such payment until the date of full refund to the Owner; and
(b) the Contractor has not received payment from the Owner of an amount that was due when it was due, the Owner shall pay or cause to be paid to the Contractor within thirty (30) days after the final arbitration award is made such withheld amount together with interest thereon at the Prime Rate in effect from time to time plus two percent (2%) per annum, from the day following the date on which such payment is determined to have been unduly withheld (as so determined) until the date of payment in full to the Contractor.

29.5.17Compliance with the requirements of this GC 29.5 in respect of a Dispute is a condition precedent to commencement of litigation in respect of that Dispute.

29.6 Consolidation of Arbitrations

29.6.1 If the Owner (or any corporate affiliate of the Owner) is or becomes involved in any arbitration proceeding with any corporate affiliate of the Contractor , all such arbitrations shall be consolidated or joined with the other arbitration or arbitrations such that all disputes between the Owner (or any corporate affiliate of the Owner) and either or both the Contractor and any corporate affiliate of the Contractor, be resolved by a single arbitral tribunal.

29.7 Dispute Resolution Not to Delay Performance

29.7.1 Unless otherwise agreed in writing, the Contractor shall diligently continue to perform the Services during the pendency of any Disputes or arbitration proceedings so long as all amounts payable to the Contractor hereunder have been paid which are not subject to a dispute by the Owner in good faith, for reasons stated in writing with reasonable particularity.

30. MEDIA RELEASES AND CONFIDENTIALITY

30.1 Media Release

30.1.1 The Contractor shall not advertise or issue any information, publication, document or article (including photographs or film) for publication or media releases or other publicity relating to the Project, this Contract or the Owners business and activities without the prior written approval of the Owner except as may be required by Applicable Laws.

30.1.2 The Contractor shall refer to the Owner any enquiries from the media concerning the Project, this Contract or the Owners business and activities.

30.2 Confidentiality

30.2.1 The Contractor shall not, and shall ensure that the Contract Personnel do not, without the prior written approval of the Owner:
(a) use Confidential Information other than as necessary for the performance of the Services; or
(b) disclose Confidential Information, other than to the extent required by a court of law, government department or regulatory Governmental Authority having jurisdiction over the Contractor or pursuant to any Applicable Laws. The Contractor shall promptly notify in writing the Owner of any requirement to use or disclose Confidential Information

30.2.2 The Contractor shall, within seven (7) days of a written direction by the Owners Representative to do so, return or destroy all Confidential Information in the Contractors possession, custody or control, save that the Contractor may keep one copy of the Confidential Information in accordance with the confidentiality obligations of this Contract.

31. NOTICES AND COMMUNICATIONS

31.1 Method of Notice

31.1.1 Any Notice pursuant to the terms and conditions of this Contract shall be in writing and
(a) delivered personally, (b) sent by a recognized express mail or courier service, with delivery receipt requested, or (c) sent by confirmed facsimile transmission with telephonic confirmation, to the addresses of the Owners Representative and the Contractor in the Agreement.

31.2 Effectiveness of Notices

31.2.1 Any Notice given under the Contract shall be considered as having been made if mailed by registered prepaid mail, actually delivered, or sent by fax to the recipient at either the addresses or fax numbers stated in the Contract or any substitute address of which the Party sending the Notice has had prior Notice as provided for in the Contract. Any such Notice shall be deemed to have been given at the time it is delivered by hand, or if mailed as aforesaid then within four
(4) calendar days after the date of mailing if mailed in Canada and seven (7) days after the date of mailing if mailed outside of Canada, or if sent by fax then on the date it is transmitted prior to 4:00 p.m. at the place of receipt, otherwise on the morning of the following day.

31.2.2 To be effective, Notices and all formal communications under the Contract shall be in writing and mailed, delivered or transmitted by facsimile transmission, and shall be signed by an authorized representative of the Party.

31.2.3 Although the Parties may use E-mails for day to day communications, E-mails shall not be used for and shall not constitute Notices under the Contract where the Contract expressly requires that a Notice be given, including for Claims, Application for Payments, Events of Force Majeure, and termination.

31.2.4 Verbal communications shall not constitute formal communication or Notice under the Contract and neither Party has any obligation to act on any verbal communication or instruction unless and until it is confirmed in writing. Any action taken by a Party based on verbal communications, instructions or assurances shall be at that Partys sole risk and shall be without liability to or recourse against the other Party.

31.3   Change of Address

31.3.1 A Party may, from time to time, give Notice to the other Party of any change to its address.

32.   NOTIFICATION OF CLAIMS

32.1   Notices of Claims

32.1.1 Except for Claims for:

(a) payment under GC 18 of the original Fee specified in the Contract; or
(b) a variation to the Scope of Services instructed in accordance with GC 15, the Contractor shall give the Owners Representative the Notices required by GC 32.2 if it wishes to make a Claim against the Owner in respect of any direction by the Owners Representative (including a Claim that the direction is a variation to the Scope of Services under GC 15 notwithstanding that it may not have been expressly described as such) or any other fact, matter or thing (including a breach of the Contract by the Owner) under, arising out of, or in any way in connection with, the Project or the Contract, including anything in respect of which:
(c)   it is otherwise given an express entitlement under the Contract;
or
(d)   the Contract expressly provides that:
(i)   specified costs are to be added to the Fee; or
(ii) the Fee will be otherwise increased or adjusted, as determined by the Owners Representative.

32.2   Prescribed Notices

32.2.1 The Notices referred to in GC 32.1 are:

(a) a Notice within fourteen (14) days of the first occurrence of the direction or other fact, matter or thing upon which the Claim is based, expressly specifying:
(i)   that the Contractor proposes to make a Claim; and
(ii) the direction or other fact, matter or thing upon which the Claim will be based; and
(b) a written Claim within twenty-one (21) days of giving the Notice under GC 32.2.1(a), which shall include:
(i) detailed particulars concerning the direction or other fact, matter or thing upon which the Claim is based;
(ii) the legal basis for the Claim, whether based on a term of the Contract or otherwise, and if based on a term of the Contract, clearly identifying the specific term;
(iii) the facts relied upon in support of the Claim in sufficient detail to permit verification; and
(iv)   details of the amount claimed and how it has been calculated.

32.3   Continuing Events

32.3.1 If the direction or fact, matter or thing upon which the Claim under GC 32.1 is based or the consequences of the direction or fact, matter or thing are continuing, the Contractor shall continue to give the information required by GC 32.2.1(b) every twenty-eight (28) days after the written Claim under GC 32.2.1(b) (as the case may be) was required to be given to the Owners Representative, until after the direction or fact, matter or thing upon which the Claim is based, has, or the consequences thereof have, ceased.

32.4   Time Bar

32.4.1 If the Contractor fails to comply with GC 32.1, GC 32.2 or GC
32.3:

(a) the Owner will not be liable (insofar as it is possible to exclude such liability) upon any Claim by the Contractor; and
(b) the Contractor will be absolutely barred from making any Claim against the Owner, arising out of, or in any way in connection with, the relevant direction or fact, matter or thing (as the case may be) to which GC 32.1 applies.

32.5   Other Provisions Unaffected

32.5.1 Nothing in GC 32.1 to GC 32.4 will limit the operation or effect of any other provision of the Contract which requires the Contractor to give Notice to the Owners Representative in order to preserve an entitlement to make a Claim against the Owner.

33.   GENERAL

33.1   Nature of Relationship and Contractor as Agent

33.1.1 Subject to GC 33.1.3, nothing in this Contract constitutes a joint venture, partnership or other fiduciary relationship between the Owner and the Contractor.

33.1.2 The Contractor acknowledges and agrees that it has no authority to bind the Owner in respect to any commitments, obligations or liabilities to Governmental Authorities or under Applicable Laws.

33.1.3 The Owner appoints the Contractor as its limited agent to act in the Owners name in accordance with and subject to the terms of this Contract, provided however that:
(a) such agency and authority is solely for the purpose of and limited to entering into the Trade Contracts;
(b) in soliciting bids from and negotiating with prospective Trade Contractors, and in entering into the Trade Contracts, the Contractor shall do so in the name of and as disclosed agent for the Owner;
(c) where the Contractor has entered into Trade Contracts as disclosed agent for the Owner, the Contractor shall not act outside the scope of the authority conferred on it under this Contract;
(d) the Contractor shall at all times conform to and comply strictly with, and shall ensure that anything and everything it does as agent for and in the name of the Owner conforms to and complies strictly with, all requirements of this Contract, all Applicable Laws, the Permits, Licences and Approvals, and the requirements of all relevant Government Authorities; and
(e) promptly remove or instruct the relevant Trade Contractor to remove from the Site and replace or re-execute defective work that has been rejected by the Owner or the Contractor as failing to conform to the requirements of this Contract or the Trade Contracts, whether or not the defective work has been incorporated into the Project and whether or not the defect is the result of poor design, poor workmanship, use of defective products, or damage through carelessness or other act or omission of the Trade Contractor(s), and the Contractor shall use all reasonable efforts to backcharge and hold responsible the relevant Trade Contractor for the replacement or re-execution of such defective work.


33.1.4 In the administration of the Trade Contracts, the Contractor shall at all times represent and protect the interest of the Owner and diligently enforce such Trade Contracts for, on behalf of, and in the best interest of the Owner, and in accordance with the directions in writing of the Owners Representative from time to time. This GC 33.1.4 shall survive Final Acceptance.

33.1.5 The Contractor shall enforce Trade Contracts strictly in accordance with their terms, and shall not waive any provisions, authorize any extras or agree to any changes except in each instance with the prior written consent of the Owners Representative.

33.2 Variation and Waivers in Writing

33.2.1 This Contract may only be varied, or its provisions waived, in writing by the Owner and the Contractor.

33.2.2 The non-exercise of, or a delay in exercising, any power or right of a Party does not operate as a waiver of that power or right, nor does any single exercise of a power or right preclude any other or further exercise of it or the exercise of any other power or right by that Party or Contractor.

33.2.3 A power or right of a Party may only be waived in writing by the Party.

33.3 Contractor More than One Person

33.3.1 Where the Contractor includes more than one Person, the terms, conditions and warranties of this Contract will bind all such Persons jointly and each of them severally and the Persons comprising the Contractor will be jointly and severally entitled to the benefits and rights conferred by this Contract.

33.3.2 Where the Contractor comprises more than one Person or the Contractor is otherwise jointly or severally liable to the Owner with any other Person (whether in contract, in tort for negligence or otherwise), each Person comprising the Contractor (Other):
(a) warrants that it will be responsible to the Owner for the acts and omissions (including breaches of the Contract) of the Other as if those acts and omissions were its own;
(b)   for the purposes of GC 33.3.2(a) warrants that it will:
(i) review all of the activities of the Other under or in connection with the Contract or the performance of the Project (Other's Activities); and
(ii) identify and rectify all errors or defects in or omissions from the Other's Activities or any other aspect of the Other's Activities which are not in accordance with the Contract;
(c) unconditionally and irrevocably guarantees to the Owner that the Other will discharge all of its liabilities to the Owner arising out of or in connection with the Other's Activities (Other's Liabilities);
(d) unconditionally undertakes to pay to the Owner on demand any amount demanded in writing by the Owner on account of the Other's Liabilities to the extent that they have not been discharged by the Other; and
(e) as a separate, additional and primary liability, unconditionally and irrevocably indemnifies the Owner from and against all costs, expenses, losses and damages incurred or suffered by the Owner as a result of or in connection with:
(i)   the Other's Activities or the Other's Liabilities; or
(ii) a breach of the warranty in GC 33.3.2 or a failure by the Person to perform any of its obligations under this GC 33.3.


33.3.3 The liability of a Party under GC 33.3.2(c), GC 33.3.2(d) or GC 33.3.2(e) will not be affected by any act, omission, matter or thing that would otherwise operate in law or in equity to reduce or release the Party from that liability.

33.3.4 Without limitation, the liability of a Party referred to in GC
33.3.3 will not be affected by:

(a) the granting by the Owner of time, waiver, indulgence or concession or the making of any composition or compromise;
(b) the Owner forbearing to enforce or neglecting to exercise any right against the Other;
(c) any laches, acquiescence or other act, neglect, default, omission or mistake by the Owner;
(d) any variation of any of the obligations and liabilities under the Contract, made either with or without the knowledge of the Party;
(e) the release of any of the obligations and liabilities under the Contract;
(f) any failure by the Owner to disclose to the Party any fact, circumstance or event relating to the Contract at any time; or
(g) the default, insolvency, external administration or any other financial difficulty of the Other or a Person becoming a controller of the Others property (or part), or the Other having communications with its creditors with a view to entering into any form of compromise, arrangement or moratorium of any debts whether formal or informal.

33.4   Entire Agreement

33.4.1 Except as may subsequently be agreed between the Parties, this Contract constitutes the entire agreement between the Parties in respect of its subject matter and supersedes all prior agreements, quotation requests, understandings, representations, warranties, promises, statements, negotiations, letters and documents in respect of its subject matter (if any) made or given prior to the Date of Contract.

33.5   Language of Contract

33.5.1 Unless the Parties otherwise agree, all communications between the Parties and all documents prepared by the Contractor for the Owners use under this Contract shall be in English.

33.6 Violation of Law of Another Jurisdiction

33.6.1 If this Contract is intended to be performed in more than one jurisdiction, and its performance would be a violation of the Applicable Laws of a jurisdiction where it is intended to be performed, this Contract is binding in those jurisdictions in which it is valid and the Parties will use their reasonable endeavours to re-negotiate and amend this Contract so that its performance does not involve a violation of the Applicable Laws of the jurisdiction where its performance would be a violation.

33.7 Violation of Laws Governing Corrupt Practices

33.7.1 The Contractor shall comply with all Applicable Laws governing or relating to corrupt business practices, including in addition to the Applicable Laws of Venezuela all laws, statutes, by-laws, rules, regulations, codes, ordinances, decrees, administrative interpretations, guidelines, policies or orders governing or relating to corrupt business practices in effect in Venezuela and, whether they would otherwise apply or not, in effect in Canada, in any Canadian province, in the United States of America, in any state of the United States of America or either in effect or enforced by the World Bank.

33.7.2 Without limiting but in addition to the requirements of GC 33.7.1, each Party hereby covenants and agrees to comply, and to cause its affiliates and subcontractors to comply, with all Applicable Laws applicable to the Parties in respect of the matters contemplated under this Contract and to take no actions, and to cause its affiliates and subcontractors and personnel to take no actions, of any nature which would contravene any of such Applicable Laws or which would contravene any provision of any Applicable Laws in Venezuela in respect of corruption, the United States Foreign Corrupt Practices Act, the Canadian Corruption of Foreign Public Officials Act, or the Criminal Code of Canada (collectively all of the foregoing the Anti-Corruption Legislation) including, without limitation, offering or paying or giving anything of value except as permitted by Applicable Laws, either directly or indirectly, to an officer or employee of any Governmental Authority, or any Person acting in an official capacity for or on behalf of any Governmental Authority, or of any political party or to any candidate for political office for the purpose of influencing an act or decision in his or her official capacity, or inducing him or her to do or omit to do any act in violation of his or her lawful duty or to use his or her influence with any government, in order to assist a Party or any of their respective affiliates in obtaining or retaining business, or an advantage in the course of business, for or with, or directing business to, any Person.

33.7.3 The Contractor acknowledges and agrees that the Contractor and each of its affiliates and subcontractors is an independent contractor and is not a legal representative or agent of the Owner or of any of its affiliates for any purpose other than for administering the Trade Contracts strictly in accordance with their terms, and does not have the right or authority to incur, assume or create, in writing or otherwise, any warranty, liability or obligation, express or implied, in the name or on behalf of the Owner or any of its affiliates for any purpose including, without limitation, in any manner that would or could result in a violation or contravention of the provisions of any of the Anti-
Corruption Legislation. The Contractor agrees that if it at any time receives any request relating to the Owner or any of its affiliates or the Project that the Contractor reasonably believes may constitute a violation of any Applicable Law (including any of the Anti-Corruption Legislation), the Contractor shall promptly notify the Owner and shall provide it with all relevant particulars respecting that request.

33.7.4 All payments to the Contractor under this Contract will be solely by check or bank transfer and no payment will be in cash, by bearer instrument or made to any Person other than the Contractor.

33.7.5 The Contractor represents that it is familiar with the provisions of the Anti-Corruption Legislation and their purposes, and without limiting the foregoing is familiar with the provisions that prohibits the payment or giving of anything of value, either directly or indirectly, to an official of a foreign government or of any Governmental Authority for the purpose of influencing an act or decision in his official capacity, or inducing him to use his influence with the foreign government, to assist a company in obtaining or retaining business, or an advantage in the course of business, for or with, or directing business to, any Person.

33.7.6 The Contractor further represents and covenants that none of the Contractors partners, owners, principals and staff members are officials, officers or representatives of any Governmental Authority, and that no part of the compensation to be provided to the Contractor under this Contract will be accepted or used by the Contractor for any purpose, nor will it take any action which would constitute a violation of any law of the various jurisdictions in which it performs services or of Venezuela, the United States or Canada, including the Anti-Corruption Legislation. For its part, the Owner represents and covenants that it does not desire and will not request any service or action by the Contractor that would or might constitute any such violation.

33.7.7 The Contractor agrees to provide full disclosure of the existence and terms of this Contract and any subcontract at any time and for any reason to whomever the Owner determines has a legitimate need to know such terms for purposes of complying with this GC 33.7 including the governments of Venezuela, the United States, and Canada.

33.7.8 The Contractor acknowledges, and the Owner represents, that no agent or employee of the Owner shall have authority to give any express or implied direction, whether written or oral, authorizing the Contractor to make any commitment to any third party on behalf of the Owner in violation of the terms of this Contract.

33.7.9 Violation of this GC 33.7 may be deemed by the Owner to be a material breach of this Contract and any other contract with the Owner and subject all contracts with the Contractor and its affiliates to immediate termination for default, as well as any other remedies at law or in equity.

33.7.10In addition to all other indemnities under the Contract, each of the Owner and Contractor agree to and shall indemnify and hold the other harmless from any and all damages, costs, expense and liabilities that they may incur as a result of a breach by the other Party of the requirements of this GC 33.7, and any limitation of liability in the Contract shall not apply to the obligations under this indemnity.

33.8 Conflicts and Mitigation of Conflicts by Contractor

33.8.1 The Contractor shall comply strictly with the requirements of Appendix 18 Conflict Mitigation Protocol.

33.8.2 Breach by the Contractor of the requirements of Appendix 18 shall be deemed to cause the Owner irreparable harm and entitle the Owner, at the Owners sole discretion, to terminate the Contract for cause pursuant to GC 26.5 after Notice to the Contractor of such breach and without providing for a period of time or opportunity for the Contractor to cure such breach.

33.8.3 The Contractor shall, subject to meeting its professional obligations and complying with Applicable Laws and the requirements of Governmental Authorities, act at all times in the best interest of the Owner, consistent with the standard of care set out in GC 3.3.3. If the Contractor at any time becomes aware of facts or circumstances that may require the Contractor to act other than in the best interest of the Owner, the Contractor shall promptly give Notice of the same to the Owner, which Notice shall include the facts and circumstances that gave rise to the conflict of interest, the nature of the conflict and the steps that the Contractor has taken or is taking to mitigate and resolve such conflict. To the extent that it is reasonably able to do so, the Contractor shall take all measures and steps which the Owner may reasonably require to mitigate and resolve such conflict to the satisfaction of the Owner.

33.8.4 The Contractor shall give Notice to the Owner and obtain the Owners written consent before the Contractor, its directors, officers or employees, provide any advice to, or act for, or are retained by any one or more of the Trade Contractors or the Other Contractors engaged or employed by the Owner in respect of the Project.

33.9 Survivorship

33.9.1 The provisions set out in GC 3.3, GC 3.5, GC 10.2, GC 18.16, GC 25, GC 26.10, GC 26.11, GC 27, GC 28 and GC 29, and all limitations of liability and rights accrued prior to completion, termination, or expiration of the Contract, will not merge on completion, termination, or expiration of the Contract, but will continue in full force and effect after any termination or expiration of this Contract as will any other provision of this Contract which expressly or by implication from its nature is intended to survive the termination or expiration of this Contract.

33.10 Application of this Contract and Retroactive Effect

33.10.1This Contract applies to the performance of the Parties obligations under this Contract whether performed before, on or after the Date of Contract.

33.10.2Any work or services provided by Contractor to Owner prior to the Date of Contract which relate to the Project shall be deemed to be part of the Services under this Contract, and shall be governed by and subject to this Contract. If there are any conflicts between the provisions of this Contract and any prior agreements between the Parties with respect to the Services, this Contract shall govern. Any payment by the Owner to the Contractor prior to the Date of Contract for any of the Services performed prior to the Date of Contract shall be deemed to be payments hereunder and reconciled with the payment terms of the Contract.

33.11 Compliance with Law

33.11.1The Contractor shall:

(a) comply with Applicable Laws in performing its obligations under this Contract;
(b) obtain all approvals from all Authorities required for the use, design, construction, operation and maintenance of the Project and give the Owner copies of all relevant documents issued by Authorities; and
(c) supply the Owner with all information in connection with the Project that may be necessary to enable the Owner to comply with any Applicable Laws.


33.11.2The Contractor is solely responsible for the performance of its obligations under GC 33.11.1. This obligation is not affected by any approval given by the Owner, the Owners Representative or any Governmental Authority.

33.12 Severability

33.12.1The invalidity or unenforceability of any portion or provision of this Contract shall in no way affect the validity or enforceability of any other portion or provision hereof. If any provision, or portion thereof, of this Contract shall be found to be void, invalid, illegal or unenforceable in any respect by a court or other lawful authority of competent jurisdiction, then this Contract shall continue in full force and effect with respect to the remaining provisions without their being impaired or invalidated in any way, and any such void, invalid, illegal or non-enforceable provision shall be deemed stricken and, to the extent permitted by law, be replaced by a provision which, being valid, comes closest to the intention underlying the void, invalid, illegal or unenforceable provision. Notwithstanding the foregoing, if the effect of any finding by a court or other lawful authority of competent jurisdiction that this Contract is void, invalid, illegal or unenforceable, is that either Party is denied substantially the benefit bargained for, then this Contract shall be deemed to have been frustrated, unless the Parties agree on a mutually satisfactory amendment to cure the problem within a time which is reasonable in all of the circumstances, and in this regard, the Parties undertake to negotiate in good faith for the same purpose.

CONTRACT GENERAL CONDITIONS IN RESPECT OF THE BRISAS PROJECT VENEZUELA


GENERAL CONDITIONS

TABLE OF CONTENTS Page

1. DEFINITIONS AND INTERPRETATION...................................1

1.1 General                        .................................1
1.2 Definitions ................................................... 1
1.3 Interpretation                        ........................ 13
1.4    Ambiguous and Inconsistent Terms .......................... 16
1.5    Provisions in the Scope of Services ....................... 16

2. PERSONNEL AND CONTRACT ADMINISTRATION ..........................17

2.1    The Owners Representative    ...............................17
2.2    Delegation of the Owners Representatives Power ............ 18
2.3    Compliance with Directions     ............................ 18
2.4    Delegation of Contractors Representatives Power............ 18
2.5    Contractors and Owners Acknowledgments..................... 18
2.6    Personnel ................................................. 19
2.7    Comments, Review, Representation or Approval by the Owner
       or the Owners Representative ...............................21
2.8    Project Control Group ..................................... 21
2.9     [Intentionally deleted]................................... 22
2.10   Contractors Request for Information .  .................... 22
2.11   Records Open for Inspection and Audit . ................... 22
2.12   Privacy ..    ............................................. 24

3. GENERAL REQUIREMENTS REGARDING SERVICES ........................25
3.1    General  .................................................. 25
3.2    Budgetary Constraints .... ................................ 26
3.3    Warranties and Standard of Care  .......................... 27
3.4    Equipment Importation  .................................... 29
3.5    Continuing Warranties  .................................... 29

4. REGIONAL SOCIO-ECONOMIC BENEFITS AND INDIGENOUS PEOPLES.........29
4.1    Indigenous Peoples  ....................................... 29
4.2    Regional Socio-Economic Benefits .......................... 30

5. PROTECTION OF THE ENVIRONMENT...................................30
5.1    General  .................................................. 30

6. [INTENTIONALLY DELETED].........................................30

7. PROJECT EXECUTION SERVICES  ....................................30
7.1   Progression to Project Execution ........................... 30
7.2   General Obligations  ....................................... 30
7.3   [Intentionally deleted] .................................... 31
7.4   Project Execution Project Planning Obligations ............. 31
7.5   Project Execution Cost Planning Obligations ................ 32
7.6   Rights and Obligations Not Affected ........................ 32

8. SITE ...........................................................32
8.1  Owner Site Information   .................................... 32
8.2  Contractors Acknowledgements    ............................. 33

9. DESIGN..........................................................34
9.1  Preparation of Contract Material ............................ 34
9.2  Review and Acceptance or Approval by Owner  ................. 35
9.3  Ownership of, and Intellectual Property Rights in, Contract
     Material  ................................................... 35
9.4  Keeping Contract Material Safe .............................. 37
9.5  Reproduction of Contract Material ........................... 37
9.6  Return of Contract Material ..................................37

10. QUALITY OBLIGATIONS ...........................................38
10.1  Subcontracting ............................................. 38
10.2  Re-performance of Non-Complying Services ................... 38

11. LABOUR AND INDUSTRIAL RELATIONS ...............................39
11.1  General .................................................... 39
11.2  Open Site .................................................. 39
11.3  Trade Contracts ............................................ 40
11.4  Additional Requirements for Personnel on Site .............. 40
11.5  Report of Contractors Personnel and Equipment .............. 40

12. PROCUREMENT ...................................................40
12.1  Tenders for Trade Contracts ................................ 40
12.2  Warranties From Trade Contractors .......................... 42
12.3  Trade Contract Payment ..................................... 42
12.4  Contract Dispute Resolution ................................ 43
12.5  Owners Procurement Process ................................. 43
12.6  Comprehensive Procurement Strategy ......................... 44

13. TESTING, COMMISSIONING AND PERFORMANCE TESTING ................44
13.1  Performance Testing and Performance Guarantees ............. 44

14. TIME ..........................................................44
14.1  Risk of Delay and Disruption and Resultant Increased Costs . 44
14.2  Extensions of Time ......................................... 44
14.3  Determination of Extension of Time Claims .................. 46

15. CHANGES, CHANGE DIRECTIVES AND CHANGE ORDERS ..................46

16. SUSPENSION ....................................................48
16.1  Notice to Suspend .......................................... 48
16.2  Resumption ................................................. 48
16.3  Compensation ............................................... 48
16.4  Termination ................................................ 48

17. EVENTS OF FORCE MAJEURE........................................49
17.1  Events of Force Majeure .................................... 49
17.2  Instances of Force Majeure ................................. 50
17.3  Effect of Event of Force Majeure ........................... 51
17.4  Notice of Event of Force Majeure ........................... 51
17.5  Period of Suspension for and Mitigation of
      Event of Force Majeure ..................................... 51
17.6  Certain Events Not to Comprise Events of Force Majeure ..... 52
17.7  Contractor to Follow Owners Instructions ................... 53
17.8  Contractor Responsible for Negligence ...................... 53
17.9  Costs Due to Events of Force Majeure ....................... 53
17.10  Contractors Sole and Exclusive Remedy ..................... 53

18. COMPENSATION ..................................................53
18.1  Owners Payment Obligations ................................. 53
18.2  Payment Advances by Owner ...................................54
18.3  Electronic Funds Transfer ...................................54
18.4  Time For and Format of Application for Payments ............ 55
18.5  Additional Matters ......................................... 55
18.6  Contractor Warranty ........................................ 56
18.7  Incomplete Application for Payments ........................ 56
18.8  Payment Statement .......................................... 57
18.9  Payment .................................................... 58
18.10  Conditions Precedent to Entitlement to Payment ............ 58
18.11  Final Application for Payment ............................. 59
18.12  Interest on Overdue Payments .............................. 60
18.13  Set off ................................................... 60
18.14  Owners Payment of Subcontractors .......................... 60
18.15  Property and Liens ........................................ 61
18.16  Taxes ..................................................... 61

19. MITIGATION ....................................................62
19.1  General Duty to Mitigate ................................... 62

20. ASSIGNMENT ....................................................62
20.1   Assignment by Contractor .................................. 62
20.2   Assignment by Owner to Affiliates and Third Parties ....... 63
20.3   Assignment by Owner to Financing Entities and Realization
       of Security by Financing Entities ......................... 64

21. COOPERATION WITH FINANCING ENTITIES AND INSURERS ..............65

22. SECURITY.......................................................66
22.1    Delivery and Form of Security from Owner ................. 66

23. INSURANCE .....................................................66


23.1  Owner Provided Insurance ................................... 66
23.2    Contractor Provided Insurance ............................ 66

24. CONTRACTORS REPORTING AND RELATED OBLIGATIONS .................66

25. REPRESENTATIONS ...............................................68

26. DEFAULT AND TERMINATION .......................................71
26.1    Default by Owner ......................................... 71
26.2    Termination by Contractor Following Default by Owner ..... 72
26.3    Rights of Financing Entities on Default by Owner ......... 72
26.4    Default by Contractor .................................... 72
26.5    Termination by Owner Following Default by Contractor ..... 73
26.6    Termination for Insolvency of a Party .................... 73
26.7    Termination for Events of Force Majeure .................. 74
26.8    Termination by Owner for Convenience ..................... 75
26.9    Termination by Owner of Contract ......................... 75
26.10    Recovery of Loss ........................................ 76
26.11    Preservation of Other Rights .............................77

27. INDEMNITIES ...................................................77

27.1    Indemnity by EPC Contractor .............................. 77
27.2    Indemnity by Owner ....................................... 78

28. LIMITATION OF LIABILITY........................................79
28.1    Limitation of Contractor Liability ....................... 79
28.2    Limitation of Owner Liability ............................ 81
28.3    Application of Limitations of Liability................... 82
28.4    Exclusion of Consequential Damages ....................... 82
28.5    Exclusion of Warranties of Performance of the Project .... 83

29. DISPUTE RESOLUTION ............................................83
29.1  General .................................................... 83
29.2  Resolution by Owners Representative ........................ 83
29.3  Resolution by Negotiations ................................. 84
29.4  Resolution by Mediation .................................... 84
29.5  Resolution by Arbitration .................................. 85
29.6  Consolidation of Arbitrations ...............................87
29.7  Dispute Resolution Not to Delay Performance ................ 87

30. MEDIA RELEASES AND CONFIDENTIALITY ............................87
30.1  Media Release .............................................. 87
30.2  Confidentiality ............................................ 87

31. NOTICES AND COMMUNICATIONS.....................................88
31.1  Method of Notice ........................................... 88
31.2  Effectiveness of Notices  .................................. 88
31.3  Change of Address .......................................... 89

32. NOTIFICATION OF CLAIMS.........................................89
32.1  Notices of Claims .......................................... 89
32.2  Prescribed Notices.......................................... 89
32.3  Continuing Events .......................................... 90
32.4  Time Bar ................................................... 90
32.5  Other Provisions Unaffected .................................90

33. GENERAL........................................................90

33.1  Nature of Relationship and Contractor as Agent ............. 90
33.2  Variation and Waivers in Writing ........................... 91

33.3  Contractor More than One Person ............................ 92
33.4  Entire Agreement ........................................... 93
33.5  Language of Contract ....................................... 93
33.6  Violation of Law of Another Jurisdiction ................... 94
33.7  Violation of Laws Governing Corrupt Practices .............. 94
33.8  Conflicts and Mitigation of Conflicts by Contractor ........ 96
33.9  Survivorship ............................................... 96
33.10  Application of this Contract and Retroactive Effect ....... 96
33.11  Compliance with Law ....................................... 97
33.12  Severability .............................................. 97


GENERAL CONDITIONS

1.   DEFINITIONS AND INTERPRETATION

1.1   General

1.1.1 In the Contract, terms defined in GC 1.2 shall have the meanings ascribed to them in GC 1.2 unless a contrary intention is indicated.

1.2   Definitions

1.2.1 Agreement means the part of the Contract titled Agreement and which contains the signatures executing the Contract on behalf of the Parties.

1.2.2 Applicable Laws, applicable law and similar expressions, whether capitalized or not, mean, with respect to a Party, all domestic or foreign, national, federal, provincial, state, territorial, regional, municipal, or local statutes, laws, by laws, rules, regulations, codes (including design and building codes), ordinances, judgments, decrees, writs, administrative interpretations, guidelines, policies, injunctions, orders or the like, of, or agreements with, any Governmental Authority (of which the Contractor is aware at the time of execution of the Contract or which have been or will be entered into by the Owner with Governmental Authorities before and after the date of the Contract which are of the type, and contain terms and conditions, that are reasonably expected to be entered into for such type of project in Venezuela), and the interpretations thereof, applicable to the performance of the Services, the performance of the Contract, or the development, completion and operation of the Project, including any and all of the foregoing regulating or relating to Permits, Licences and Approvals, certificates, occupational health and safety, workers compensation, environment, pollution, traffic, noise, employment standards, and conditions of work, or relating to or imposing liability or standards of conduct concerning (a) safety or the prevention of injury to persons or damage to property on, about or adjacent to the Site or (b) protection of human health or the environment or emissions, discharges, releases or threatened releases of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes into the environment including ambient air, surface water, ground water, or land, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of pollutants, contaminants, chemicals, or industrial, toxic or hazardous substances or wastes, as now or may at any time hereafter be in effect.

1.2.3 Application for Payment means a payment claim made in accordance with GC 18.4.

1.2.4   Authority means Governmental Authority.

1.2.5 Authorities Having Jurisdiction and similar expressions, whether capitalized or not, mean Governmental Authorities.

1.2.6 Certificate of Final Acceptance means the certificate issued after Industrial Completion by the Owners Representative, in such form as the Owners Representative may prescribe, certifying that all requirements under the Contract for Final Acceptance have been met as of the date specified in such certificate, including that the Performance Tests have been successfully completed and the Performance Guarantees have been met.

1.2.7 Certificate of Provisional Acceptance means the certificate issued by the Owners Representative, in such form as the Owners Representative may prescribe, certifying that all requirements under the Contract for Industrial Completion have been met as of the date specified in such certificate.

1.2.8 Change, when used in relation to this Contract, means an addition, substitution, deletion, variation, modification, cancellation or omission of part or all of the Services required to be performed or supplied under this Contract and, when used in relation to a Trade Contract, means an addition, substitution, deletion, variation, modification, cancellation or omission of part or all of the requirements of the Trade Contract, and in either case includes a change in Applicable Laws (excluding changes in Applicable Laws which were publicly announced before the contract but have not yet come into force, and changes that have no material affect on the time or cost of performance of the Contract even though they may impose greater obligations or liabilities on one or the other parties).

1.2.9 Change Directive, when used in relation to this Contract, means a written instruction signed by the Owners Representative directing the Contractor to proceed with a Change prior to and pending the issuance of a Change Order, and when used in relation to a Trade Contract means a written instruction signed by the Owners Representative or Contractors Representative directing the Trade Contractor to proceed with a Change under the Trade Contract prior to and pending the issuance of a Change Order.

1.2.10 Change Order, when used in relation to this Contract, means a Change to the Contract authorized in writing by the Owner and signed by the Owners Representative and, when used in relation to a Trade
Contract, means a Change to the Trade Contract authorized by the Owner and signed by the Owners Representative or the Contractors
Representative.

1.2.11 Claim includes any claim for payment of money (including damages) where such payment has not previously been authorized in writing by the Owner:
(a) under, arising out of, or in any way in connection with this Contract, the Services, the Project, any direction of the Owners Representative, or either Partys conduct before this Contract; or
(b) otherwise at law or in equity, including by statute, in tort (whether for negligence, negligent misrepresentation or otherwise), or for restitution.

1.2.12 Commissioning means those activities immediately following Mechanical Completion of the Project and which involve the introduction of ore and reagents to the processing facility, the filling of process tanks with slurry and solutions, the gradual increase of throughput to full capacity, and the attainment of steady-state operation, and includes the calibration of instruments, modifications and adjustments to Plant and Goods that may be required to achieve the design performance levels until only the final Performance Tests for determining whether the Performance Guarantees have been met remain.

1.2.13 Confidential Information means any information which concerns the business or finances of the Owner and is disclosed to or acquired by the Contractor and which:

(a)	is by its nature confidential;
(b)	is designated by the Owner as confidential; or
(c)	the Contractor knows or ought to know is confidential,

but does not include information which:

(d) is or becomes public knowledge other than by a breach of this Contract;
(e) is in the possession of the Contractor without restriction in relation to disclosure on or before the date on which it is disclosed to or acquired by the Contractor; or
(f)   has been independently developed or acquired by the Contractor,

and provided however that the burden of establishing any of the exceptions referred to in Section 1.2.13(d), 1.2.13(e) and 1.2.13(f) shall be on the Contractor;

1.2.14 Contamination means the presence in, on or under land, air or water of a substance (whether a solid, liquid, gas, odour, heat, sound, vibration or radiation) at a concentration above the concentration allowed by relevant Permits, Licences and Approvals or Applicable Law, or above the concentration at which the substance is normally present in, on or under land, air or water in the same locality, that presents a risk of Environmental Harm, including harm to human health or any other aspect of the Environment, or could otherwise give rise to a risk of non-compliance with any Applicable Laws for or relating to the protection of the Environment.

1.2.15 Contract and Contract Documents are synonymous and mean the whole of the Contract between the Parties, and which is comprised of the Agreement and the documents expressly incorporated by reference into the Contract by the Agreement.

1.2.16 Contract Material means all Documentation which is:

(a) prepared, or required to be prepared, by or on behalf of the Contractor under this Contract;
(b) delivered, or required to be delivered, by or on behalf of the Contractor to the Owner under this Contract; or
(c) incorporated into any Documentation described in 1.2.16(a) or 1.2.16(b).

1.2.17 Contract Personnel means any and all personnel engaged by or through the Contractor, including its directors, officers and employees, and including the directors, officers and employees of its agents, consultants, invitees, subcontractors and anyone else engaged by or through the Contractor in performing the Contractors obligations under this Contract.

1.2.18 Contractors Representative means the person designated as such in writing by the Contractor to the Owner on or after the Date of Contract, or any replacement person appointed under GC 2.4.

1.2.19 Court means a Canadian court of competent jurisdiction and includes the Supreme Court of Canada.

1.2.20 Date for Final Acceptance means the Milestone Date for Final Acceptance as specified in Appendix 8 Milestone Schedule, as adjusted (if applicable) under this Contract.

1.2.21 Date for Industrial Completion means the Milestone Date for Industrial Completion as specified in Appendix 8 Milestone Schedule, as adjusted (if applicable) under this Contract.

1.2.22 Date for Provisional Acceptance means the Date for Industrial
Completion.

1.2.23 Date of Contract means the earlier of the date of execution of the Contract by both the Owner and Contractor and the effective date of the Contract specified on the first page of the Agreement portion of the Contract.

1.2.24 Date of Industrial Completion means the date on which all requirements under the Contract for Industrial Completion have been met and Industrial Completion has occurred.

1.2.25 Date of Provisional Acceptance means the Date of Industrial
Completion.

1.2.26 Deliverables means the documents and other items required to be delivered by the Contractor, including those identified as Deliverables in the Scope of Services.

1.2.27 Direction includes any agreement, approval, authorization, certificate, decision, demand, determination, direction, explanation, instruction, notice, notification, order, permission, consent, rejection, request or requirement.

1.2.28 Documentation includes software (including source code and object code versions) manuals, diagrams, graphs, charts, projections, specifications, estimates, records, concepts, documents, accounts, plans, formulae, designs, methods, techniques, processes, supplier lists, price lists, customer lists, market research information, correspondence, letters and papers of every description including all copies of and extracts from the same.

1.2.29 Eligible Disbursements has the meaning given to it in Appendix 6 Compensation.

1.2.30 Environment includes ecosystems and their constituent parts, including people and communities, natural and physical resources, the qualities and characteristics of locations, places and areas, and the social, economic, aesthetic and cultural aspects of any one or more of the aforesaid.

1.2.31 Environmental and Social Impact Assessment means the document for the Project titled as such and prepared by the Owner, or by other consultants of the Owner, in accordance with World Bank Guidelines and the new Equator Principles, and submitted to the Governmental Authorities in Venezuela as part of the process required for obtaining a Permit to Construct and other Permits, Licences and Approvals for the Project.

1.2.32 Environmental Control Plan means the Environmental Management
Plan.

1.2.33 Environmental Harm means any actual or threatened adverse impact on, or damage to, the Environment, including any adverse impact or damage that is in excess of that allowed by the Permits, Licences and Approvals and Applicable Law.

1.2.34 Environmental Management Plan means the Owners environmental management and mitigation plan, as prepared by the Owner and its consultants.

1.2.35   ESIA means the Environmental and Social Impact Assessment.

1.2.36 Event of Force Majeure and Events of Force Majeure has the meaning given to it in GC 17.1.

1.2.37 Excluded Taxes bears the meaning set out in Appendix 6
Compensation.

1.2.38 Existing Facilities means the existing facilities located at the Site as at the Date of Contract, and which are comprised of the following: an office building on the Site, used for a business office and which accommodates both the engineering and geology departments of the Owner; a sample preparation facility, used for logging and splitting (diamond saw) core and housing sample preparation equipment (including crushers, splitters and drying ovens) and the storage of the projects core and pulp rejects; an infirmary; maintenance facility; a power generating station; an existing lime silo and sediment facility; and a full service camp capable of housing and feeding approximately 55 people (as at the Date of Contract approximately twenty people are employed by the Owner at the Site

1.2.39 Facility means the completed Project, save and except only the pit and the mining equipment that operates within the pit, and includes the Plant, Tailings Dam, Port Concentrate Handling Facilities, laboratories, truck shop, warehouse, camp accommodation, potable water supply, process water supply, sewage treatment facilities, roads within the Site, and all other permanent works, facilities and infrastructure at the Site.

1.2.40 Feasibility Study means the bankable feasibility study prepared by Aker Kvaerner for, and delivered in 2005 to, the Owner or its affiliates.

1.2.41 Final Acceptance means when everything required to be performed or done by the Contractor under the Contract has been completed and done, including the completion of all Performance Tests and the satisfaction of all Performance Guarantees as required by the Contract, and at the time the Contractor has met all conditions for Final Acceptance set out herein , all as verified and confirmed by the Certificate of Final Acceptance.

1.2.42 Financing Entities means any financial institution or other Person or Persons providing any debt or equity financing for the Owner in respect of the Project, including by provision of a letter or letters of credit or other guarantees or insurance in support thereof and including the holders of, and the agent(s) or trustee(s) representing the holders of, such instruments.

1.2.43 Form of Release means the form of release in Appendix 14 Form of Release and General Waiver of Claims.

1.2.44 GC means General Conditions.

1.2.45 General Conditions means this document.

1.2.46 Goods means any materials, supplies, machinery, equipment, fuel and other things used by the Contractor in performing the Services and which are to be incorporated in the Project, or are to be consumed in performing the Services.

1.2.47 Governmental Authority means any and all foreign, domestic, national, federal, provincial, territorial, state, regional, municipal or local Governmental Authority, quasi Governmental Authority, Court, government or self regulatory organization, commission, board, tribunal, organization, or any regulatory, administrative or other agency, or any political or other subdivision, department, or branch of any of the foregoing, having jurisdiction or Governmental Authority in any way over any aspect of the performance of the Contract or the operation of the completed Project, including a right to impose a requirement or whose consent is required with respect to the Project or the Services.

1.2.48 GST and G.S.T. mean the tax, if any, payable by the Owner to the extent imposed on payments under this Contract pursuant to Part IX of the Excise Tax Act, R.S.C. 1985, c. E 15, as amended, and any successor legislation thereto.

1.2.49 Hourly Remuneration has the meaning given to it in Appendix 6
Compensation.

1.2.50 Human Resources and Industrial Relations Plan means the construction labour management plan to be produced by the Contractor in the Project Definition Phase in accordance with the Scope of Services.

1.2.51 Indigenous Peoples Plan means the indigenous peoples plan to be prepared by the Owner and others.

1.2.52 Industrial Completion means when the Plant has entered into normal commercial operation, when steady state conditions have been achieved in and through the Plant, when the complete Plant has operated for twenty-four (24) consecutive hours without interruption and the Facility has demonstrated it is capable of continuous operation thereafter, and when all infrastructure and other parts of the Facility are functional and in ready to enter into normal operations, with only minor punch list items to be completed that do not adversely affect continuous operation of the Facility, all as verified and confirmed by the Certificate of Provisional Acceptance.

1.2.53 Intellectual Property Rights includes all copyright and analogous rights, all rights in relation to inventions (including patent rights), plant varieties, registered and unregistered trademarks (including service marks), confidential information (including trade secrets), know-how, circuit layouts and all other rights throughout the world resulting from intellectual activity in the industrial, scientific or artistic fields.

1.2.54 "International Cyanide Management Code means the International Cyanide Management Code For the Manufacture, Transport, and Use of Cyanide In the Production of Gold" developed by a multi-stakeholder Steering Committee under the guidance of the United Nations Environmental Program (UNEP) and the then-International Council on Metals and the Environment (ICME).

1.2.55 Key Personnel means each and all of the persons named in Appendix 16 Key Personnel.

1.2.56 Liquidated Damages, whether capitalized or not, are not a penalty but represent the amount(s) agreed to be paid by the Contractor to the Owner as the result of the happening of a specified event, which amount(s) have been agreed by the Contractor and the Owner to represent a genuine and reasonable pre-estimate of the damages that the Owner will suffer as a result of the happening of the specified event, and which the Owner and the Contractor have agreed in advance would be difficult or impossible to quantify upon the happening of the specified event.

1.2.57 Mechanical Completion means when the Facility has been brought to a level and state of completion that allows the Plant and the rest of the Facility to be used for feeding and processing ore, subject only to Commissioning of equipment, sub-systems and systems, and when all requirements and pre-conditions for Mechanical Completion specified in the Owners Requirements or elsewhere in the Contract have been met.

1.2.58 Milestone Date means the date designated as such in the Milestone Schedule for a Milestone Event, or as such date may be adjusted in accordance with the Contract.

1.2.59 Milestone Event means, in respect of each Milestone Date, an event designated as such in the Milestone Schedule.

1.2.60 Milestone Schedule means Appendix 8  Milestone Schedule.

1.2.61 Mining Industry Standards means the standards and generally accepted best mining and ore processing practices used in the mining industry in North America for gold mines of comparable or larger size to the Project and which as a minimum comply with all Applicable Laws and requirements of all Governmental Authorities. Where no such standards or generally accepted practices exist for any particular item, Mining Industry Standards means Prudent Industry Practice.

1.2.62 Notice and notice mean a written communication between the Parties, as required or permitted by the Contract and conforming to the requirements of GC 31.

1.2.63 Notice to Proceed With Project Execution Services means the Notice from the Owner to the Contractor authorizing and directing the Contractor to commence the Project Execution Phase and provide the Project Execution Services, all in accordance with this Contract.

1.2.64 O&M Manuals means the Operating and Maintenance Manuals.

1.2.65 O&M Personnel means the personnel engaged by or through the Owner for the operation and maintenance of the Facility.

1.2.66 Operating and Maintenance Manuals are those manuals that are generated by Vendors and other Trade Contractors and reviewed and approved by the Contractor for the installation, operation and maintenance of all equipment, sub-systems, systems and other parts of the Facility, and which include the information required to order spare parts. Except where the context otherwise clearly indicates, references to Operating and Maintenance Manuals includes the Plant Operations Manual.


1.2.67 Other Contractors means all contractors, consultants and other persons engaged to carry out any works or services of whatever nature at or in the vicinity of the Site (other than the Contractor and the Trade Contractors).

1.2.68 Owner Documentation means any Documentation provided by the Owner to the Contractor for the purposes of this Contract.

1.2.69 Owner Standards and Procedures means the Owners standards, specifications, policies and procedures included in the Owners
Requirements (all as amended from time to time) or, where no such standards, specifications, policies and procedures are included means Mining Industry Standards and Prudent Industry Practice.

1.2.70 Owners Representative means the person designated as such in the Agreement or, if not designated therein, the person designated as such by Notice from the Owner to the Contractor, or any replacement person Notice of which has been given by the Owner to the Contractor.

1.2.71 Party means the Owner or Contractor, as applicable.

1.2.72 Parties means both the Owner and Contractor.

1.2.73 Performance Guarantees has the meaning given to it in Appendix 5 Performance Guarantees.

1.2.74 Performance Incentives has the meaning given to it in Appendix 6 Compensation.

1.2.75 Performance Tests means those tests required to be performed pursuant to Appendix 5 Performance Guarantees to demonstrate that the Facility will operate in accordance with and fully satisfy the Performance Guarantees. These tests shall be carried out after the successful completion of Commissioning.

1.2.76 Permits, Licences and Approvals mean all permits, licences, approvals, authorizations, permissions, certificates and consents in relation to the performance of the Services, Trade Contracts or development, completion and operation of the Project required, issued by or received from Governmental Authorities, including statements, requirements, representations and commitments made by the Owner or Contractor that are contained within or are part of any plans, schedules, applications or submittals provided or submitted by them to Governmental Authorities in order to obtain permits, licences, approvals, authorizations, permissions and consents, as applicable, from the Governmental Authorities.

1.2.77   Permit to Construct means the permit from the relevant
Governmental Authorities in accordance with Applicable Laws required by the Owner before it can commence the Project Execution Phase of the Project.

1.2.78 Person means any individual, corporation, company, voluntary association, partnership, trust, incorporated organization, or Governmental Authority.

1.2.79 Personal Information means any and all information about a Person that, by the applicable Privacy Law, a Party is required to keep confidential.

1.2.80 Plant means the completed process plant and equipment, starting from the primary crusher at the pit through to the point on Site where, as applicable, the final products for sale (concentrate or gold dore) are ready for transport from the Site, and extends to the Tailings Dam, and includes the overland conveyor, process equipment, process buildings and tailings outfall pipe.

1.2.81 Plant Operations Manual means the separate manual that provides details of all practices and procedures necessary for the safe and proper operation of all parts of the Facility, highlighting special precautions that may be necessary and proper start-up and shutdown sequences and interlocks.

1.2.82 Port Concentrate Handling Facilities means the concentrate storage and ship loading facilities in Puerto Ordaz for storage and loading of concentrate from the Plant on to ships.

1.2.83 Practical Completion means when each and all components, sub-systems and systems for the Facility are ready to operate as an integrated whole, when all interlocks are completed in accordance with the design, the entire control system is operating without by-passes, ore has gone through the crusher, the overland conveyor is operating, a stockpile has been created at the process plant location, and the process plant has been in continuous operation for a minimum period of three (3) consecutive hours without breakdown or stoppage.

1.2.84 Pre-Commissioning and Pre-commissioning mean those activities immediately preceding Mechanical Completion and the commencement of Commissioning which consist of the testing, adjustment and initial operation of equipment, sub-systems and systems to demonstrate they have been properly installed and are functioning prior to the introduction of ore or reagents into them in preparation for Mechanical Completion.

1.2.85 Prime Rate means the Royal Bank of Canadas prime commercial lending rate of interest on Canadian funds, as designated from time to time by the Royal Bank of Canadas head office in Canada.

1.2.86 Privacy Law means all Applicable Laws relating to the privacy, confidentiality or use of any information about individuals.

1.2.87 Professional Services means the services of engineers, surveyors, architects and other professional consultants, experts and specialists.

1.2.88 Project means the Brisas Project in Venezuela, as more particularly described in Appendix 3 Owners Requirements, but for purposes of the scope of the Contractors Services under this Contract does not include the following: mobile mining equipment for mining operations in the open pit mine, pre-production mining operations in the open pit mine area of the Site and preparing the ESIA.

1.2.89 Project Budget means the Owners budget for the entire Project to be monitored and administered by the Contractor, which is all-inclusive and includes all costs for completion of the Project save and except only the following: cost of mobile mining equipment for mining operations in the open pit mine; Owners internal costs for its own personnel, for public relations, for the environmental assessment and approval process for the Project as a whole, for obtaining the Permit to Construct; and for pre-production mining operations in the open pit mine area of the Project.

1.2.90 Project Cash Flow Strategy means the Project cash flow strategy to be produced by the Contractor in the Project Definition Phase in accordance with the Scope of Services.

1.2.91 Project Control Group means the project control group referred to in GC 2.8.1.

1.2.92 Project Controls System means the Project controls system to be produced by the Contractor in the Project Definition Phase in accordance with the Scope of Services.

1.2.93 Project Cost Estimate means the definitive Project budget to be produced by the Contractor in the Project Definition Phase in accordance with the Scope of Services which shall, among other things, contain an estimate of the Total Project Cost.

1.2.94 Project Execution means the stage of the Project during which the Project Execution Services and the work required to achieve Final Acceptance are to be performed.

1.2.95 Project Execution Services means all of the Services to be performed, obligations to be fulfilled and all things to be supplied and provided by the Contractor, whether express or implied, under this Contract including the preparation of the Detailed Design Documentation, engineering, procurement, coordination, administration and Commissioning services associated with the Project.

1.2.96 Project Execution Phase has the meaning given to it in Appendix 2 Scope of Services.

1.2.97 Project Schedule means Appendix 9 Project Schedule until the Owner has reviewed and accepted the Contractors Detailed Project
Completion Schedule, and thereafter means the Detailed Project
Completion Schedule.

1.2.98 Project Scope Definition Document means the Project scope definition document to be produced by the Contractor in the Project Definition Phase in accordance with the Scope of Services.

1.2.99 Provisional Acceptance means Industrial Completion.

1.2.100Prudent Industry Practice means the optimal and best practices, methods, acts and procedures, and the minimum design, construction and engineering standards and codes (including without limitation those practices, methods, acts, procedures, standards and codes related to reliability, durability, safety, longevity, asset preservation and protection of the environment) used, generally accepted and applied at the time of execution of the Contract by engineering, procurement and construction management contractors experienced in and having an excellent reputation in the design and construction of mine plants and infrastructure and by the majority of major gold mine operators in North America currently operating comparable or larger sized efficient and effective modern gold mine operations constructed during the last fifteen (15) years.

1.2.101Regional Socio-Economic Benefits Commitments means the written commitments made by the Owner to Governmental Authorities to provide socio-economic benefits to the region in which the Site is located.

1.2.102Request for Proposals means the request for proposals titled Request for Proposal Brisas Project issued in respect of the Project by the Owner.

1.2.103 Schedule of Key Personnel means Appendix 16  Key Personnel.

1.2.104Schedule of Plan Requirements means Schedule 1 Schedule of Plan Requirements to Appendix 3 Owners Requirements.

1.2.105Schedule of Rates means the schedule of rates included in Appendix 6 Compensation.

1.2.106Scope of Services means Appendix 2  Scope of Services.

1.2.107Services means the services to be provided by the Contractor as defined and described in Appendix 2 Scope of Services.

1.2.108Site and site means the land, water and other places on, under, in or through which the Project is to be constructed and installed, and any other lands and places expressly provided by the Owner for working space or any other purpose as may be specifically designated in this Contract as forming part of the Site.

1.2.109Special Conditions means the terms and conditions, if any, contained in Appendix 7 Special Conditions of the Contract.

1.2.110Standards means Mining Industry Standards.

1.2.111Supplier means Vendor.

1.2.112 Tailings Dam means the dam and reservoir for storage and disposal of the tailings, and includes the tailings outfall pipe that is within the dam and reservoir.

1.2.113Tax means any one or more of the Taxes.

1.2.114Taxes means any and all taxes, levies, imposts, duties, customs duties, stamp duties, fees, withholdings, assessments, deductions or charges whatsoever, imposed, assessed, levied or collected by any Governmental Authority, together with interest thereon and penalties with respect thereto, including occupational, excise, unemployment, ownership, sales, GST, value added, gross receipts, income taxes, municipal taxes, financial transaction taxes, payroll taxes, employer contributions (both statutory and otherwise) and workers compensation payments and contributions.

1.2.115Total Project Cost means the aggregate final cost and expense incurred by the Owner in procuring the completion of the Project, including the Fee and the Trade Cost.

1.2.116Trade Contract means a contract (including a purchase order) entered into by the Owner, or by the Contractor as disclosed agent for the Owner, and a Trade Contractor for the provision of work, services, construction labour, procurement, materials, products, supplies or other things for the Project, but excludes contracts for the purchase or lease of mining equipment or the purchase and transportation of consumables used in actual mining operations in the open pit part of the Project.

1.2.117Trade Contractor means someone, other than the Contractor and regular employees or temporary employees of the Owner, who enters into a contract with the Owner under a Trade Contract, and includes all Vendors and Suppliers and those who supply any construction labour.

1.2.118Trade Cost means the sum of all amounts payable to Trade
Contractors for performing the Trade Contracts.

1.2.119VAT means the value added tax, if any, payable by the Owner to the extent imposed on payments under this Contract by the Applicable Laws of Venezuela.

1.2.120Vendor means someone who supplies plant, materials, equipment, products or supplies for the Project.

1.2.121Work means all engineering and design, procurement, manufacturing, construction, erection, installation, start-up,
Commissioning, calibration, testing and all other work, material, services and equipment required to produce a fully functioning and operating Facility and that meets the Performance Guarantees, but does not include the Services.

1.2.122World Bank Guidelines means each and all of the World Bank Guidelines in regard to the development and operation of projects, the IFC Guidelines, the Equator Principles and all Appendices to the Equator Principles, including the World Bank Pollution Prevention and Abatement Handbook which went into official use on 1 July 1998, all as amended from time to time.

1.3   Interpretation

1.3.1 The documents comprising the Contract are complementary and what is called for by any one of them shall be as binding as if called for by all.

1.3.2 In this Contract, unless the context otherwise expressly requires:

(a) reference to parts, clauses, schedules, exhibits and appendices are a reference to them of, in and to this Contract;
(b) reference to specific General Conditions, Sections, Clauses, Paragraphs, Sub Paragraphs and Appendices are references to such General Conditions, Sections, Clauses, Paragraphs, or Sub Paragraphs of, or Appendices to, the Contract and the terms Section, Clause and Paragraph are used interchangeably and are synonymous when referring to a provision of an Appendix;
(c) reference to a General Condition, Section, Clause or Paragraph of the Contract or any Appendix thereto followed by a number shall be deemed to be a reference to the whole of the General Condition, Section, Clause or Paragraph of the Contract or Appendix, as applicable, bearing that number and includes all subsidiary provisions containing that same number as a prefix;
(d) reference to this Contract is deemed to include this Contract as amended, novated, supplemented, varied or replaced from time to time;
(e) any entitlement of the Owner or the Owners Representative to exercise any judgment, discretion, or decision-making power, or power to assess compliance by Contractor with its obligations under this Contract, and to give Directions, shall be exercised reasonably, professionally, and in accordance with this Contract;
(f) the Contractors obligations in respect to any requirement herein to cause Trade Contractors to agree to any specific term or condition in a Trade Contract shall be limited to:
(i)   exercising the standard of care set out in GC 3.3.3;
(ii) using all reasonable efforts to comply with the requirements of the Contract for the content of all Trade Contracts;
(iii) using all reasonable efforts to comply with the Owners instructions regarding the inclusion of any specific term or condition in a Trade Contract that the Owner notifies the Contractor that the Owner requires in such Trade Contract; and
(iv) promptly notifying the Owner, prior to finalization and award of any such Trade Contract, of the actual terms available to the extent that they vary from those required herein or from the instructions of the Owner as to the terms required, and then obtaining the Owners instructions as to the course of action required of the Contractor by the Owner, including in the discretion of the Owner agreement to the proposed terms that vary from those required by the Contract or the Owner, instructions to negotiate further with such Trade Contractor, or instructions to negotiate and award the Trade Contract to a different Trade Contract; and
(g) the Contractors obligations in respect any requirement herein to cause Trade Contractors to comply with any term or condition in a Trade Contract shall be limited to:
(i)   exercising the standard of care set out in GC 3.3.3;
(ii) using all reasonable efforts and taking all reasonable steps, short of commencing arbitration or litigation, to compel compliance by the Trade Contractor, including to the extent permissible under the Trade Contract withholding payment, rejecting work and backcharging the Trade Contractor; and
(iii)   obtaining the Owners instructions in respect thereof.

1.3.3   In this Contract:

(a) the terms includes, including and similar expressions, whether or not used with the words without limitation or but not limited to, shall not be deemed limited by the specific enumeration of items but shall in all cases be deemed to be without limitation and construed and interpreted to mean includes without limitation and including without limitation;
(b)   a reference to a Court is to a Canadian court;
(c) words denoting any gender include all genders, and words in the singular include the plural and vice-versa;
(d) a reference to any legislation or legislative provision includes any statutory modification or re-enactment of, or legislative provision substituted for, and any subordinate legislation issued under that legislation or legislative provision;
(e) a reference to any Party includes that Party's executors, administrators, substitutes, successors and permitted assigns;
(f) a reference to a business day is to a day that is not a Saturday, Sunday or any other day which is a public holiday or a bank holiday in the place where an act is to be performed or a payment is to be made, and if an act is required to be done on a specified day which is not a business day then the act shall be done instead on the next business day;
(g) a reference to a day, month or year is a reference to a calendar day, calendar month or a calendar year, provided however that a reference to a month or a year calculated from a specific day means the number of calendar months or calendar years from that date and to the end of the same calendar day from which the time was calculated;
(h) a reference to $, USD or dollar is to United States of America currency;
(i) references containing terms such as all reasonable efforts, when used in connection with an obligation of either Party, means taking in good faith and with due diligence all reasonable steps to achieve the objective and to fulfil the obligation at the earliest possible time, including doing all that can reasonably be done in the circumstances and, in any event, taking no less steps and efforts than those that would be taken by a reasonable and prudent person in comparable circumstances but where the whole of the benefit or detriment of the obligation and where all the results of taking such steps and efforts accrued solely to that person's own benefit or detriment;
(j) references containing terms such as by the Contractor and by or through the Contractor and terms of like import are synonymous and mean by the Contractor or by anyone employed by or through the Contractor and for whom the Contractor is responsible, including the Contractor and its officers, employees, subcontractors, consultants and agents;
(k) unless otherwise expressly specified in the Owner's Requirements, all units of measurement in any documents submitted by the Contractor to the Owner shall be in accordance with and comply with the SI system of units; and
(l) terms not defined but used in the Contract which have a recognized technical meaning commonly understood by the gold mining industry in North America will be construed as having that meaning unless the context otherwise requires.

1.3.4 References to a statute or other Applicable Law shall include all regulations, by laws, ordinances and orders made under or pursuant to the statute or other Applicable Law.

1.3.5 Headings, whether of portions of the Agreement, General Conditions, Sections or Clauses and whether contained in the Contract or any schedule or appendix thereto, are for reference purposes only and shall not constitute a part of the Contract or affect the meaning or interpretation of the Contract.

1.3.6 This Contract is a negotiated contract and no rule of construction or contra proferentum applies to the disadvantage of a Party on the basis that such Party put forward or drafted the Contract or any part thereof.

1.4   Ambiguous and Inconsistent Terms

1.4.1 If the Owners Representative reasonably considers, or the Contractor notifies the Owners Representative in writing, that there is a conflict, ambiguity, inconsistency or discrepancy in or between or among any of the terms of this Contract, the Owners Representative will determine the interpretation which the Parties shall follow and will notify the Contractor accordingly in writing.

1.4.2 The Owners Representative, in giving a direction in accordance with GC 1.4.1, is not required to determine whether or not there is an ambiguity or inconsistency.

1.4.3 Subject to the Contractors right under GC 29 to dispute a determination of the Owners Representative made under GC 1.4.1, the Contractor will not be entitled to make any Claim (insofar as is permitted by Applicable Laws) arising out of or in connection with any conflict, ambiguity, discrepancy or inconsistency referred to in, or a direction of the Owners Representative under, this GC 1.4.

1.5   Provisions in the Scope of Services

1.5.1   In the Scope of Services, but subject to GC 3.3.3:

(a) where an obligation is prescribed, the Contractor shall fulfil that obligation;
(b) where an action is required or contemplated to be taken, the Contractor shall take that action unless it is expressly stated that the Owner will take that action;
(c) where a precondition is prescribed in relation to any right or benefit that the Contractor might become entitled to enjoy, then the Contractor will only be entitled to the right or benefit if the precondition is satisfied; and
(d) where a right or benefit is given to the Owner or the Owners Representative, the Owner or the Owners Representative, as the case may be, may enjoy that right or benefit even though the right or benefit is not expressly prescribed by this Contract.

2.   PERSONNEL AND CONTRACT ADMINISTRATION

2.1   The Owners Representative

2.1.1 The Owners Representative will give directions and carry out all of the other functions of the Owners Representative under the Contract as the agent of the Owner (and not as an independent certifier, assessor or valuer).

2.1.2 The Contractor shall comply with any direction by the Owners Representative given or purported to be given under a provision of this Contract.

2.1.3 Except where the Contract otherwise provides and except in relation to either an environmental or safety related issue where the Owners Representative perceives a risk of potential harm or danger, the Owners Representative may only give a direction in writing.

2.1.4 The Owner may replace the Owners Representative by Notice to the Contractor at any time.

2.1.5 The Owner shall cause the Owners Representative to do or refrain from doing all things which this Contract provides that the Owners Representative shall do or refrain from doing, as the case may be.

2.1.6 The Contractor shall not be required to comply with any direction given by the Owners Representative under GC 2.1.1, GC 2.1.2 or GC 2.1.3 which is not consistent with good professional practice. Where the Owners Representative gives the Contractor a direction which is not consistent with good professional practice, but which is not forbidden by good professional practice, the Contractor shall be excused from all liability in respect of following such instruction from the time at which the Contractor gives the Owners Representative Notice of the inconsistency and sets out in that Notice a non-exhaustive summary of expected adverse consequences on the Project of complying with such instruction.

2.2   Delegation of the Owners Representatives Power

2.2.1 The Owners Representative may by Notice to the Contractor appoint delegates to exercise any of the Owners Representatives functions under this Contract and, by further Notice to the Contractor, may terminate such appointments.

2.2.2   The Owner will promptly inform the Contractor in writing of:
(a)   any replacement of the Owners Representative; and
(b)   any delegation by the Owners Representative of the Owners
Representatives function under this Contract to a nominee, the extent and the scope of that delegation, and any termination of appointment of delegates.

2.3   Compliance with Directions

2.3.1 If the Contractor fails or refuses to comply with a direction by the Owners Representative given in accordance with this Contract, the Owner may notify the Contractor in writing of the Contractors failure or refusal to comply with a direction of the Owners Representative, in which case the provisions of GC 26.4 shall apply.

2.4   Delegation of Contractors Representatives Power

2.4.1 The Contractors Representative may by Notice to the Owner appoint delegates to exercise any of the Contractors Representatives functions under this Contract and, by further Notice to the Owner, may terminate such appointments.

2.4.2   The Contractor shall promptly inform the Owner in writing of:
(a)   any replacement of the Contractors Representative; and
(b) any delegation by the Contractors Representative of the Contractors Representatives functions under this Contract to a nominee, the extent and the scope of that delegation, and any termination of appointment of delegates.

2.4.3   The Contractors Representative or the Contractors
Representatives delegate shall be available at all times at the Site when the Contractor is performing the Services on the Site.

2.5   Contractors and Owners Acknowledgments

2.5.1   The Contractor and the Owner acknowledge and agree that:
(a) any notice, consent, approval or other communication given or signed by the Contractors Representative or any Contractors Representatives delegate will bind the Contractor;
(b) matters within the Contractors Representatives knowledge will be deemed to be within the knowledge of the Contractor;
(c) any direction, consent, approval or other communication given or signed by the Owners Representative or by a delegate appointed under GC
2.2 on behalf of the Owners Representative to any Key Personnel will be deemed to have been given to the Contractor; and
(d) matters within the Owners Representatives knowledge will be deemed to be within the knowledge of the Owner.

2.6   Personnel

2.6.1   The Contractor shall:
(a) provide experienced and skilled Contract Personnel to perform the Services in accordance with its obligations under this Contract; and
(b) ensure that the Services are performed under the supervision of appropriately qualified and experienced personnel.

2.6.2 Neither Party shall, without the prior agreement of the other Party, solicit any employee of the other Party who has been involved in the Project or this Contract while that person is working for the other Party on the Project, or during the earlier of the date that is six
(6) monthsfollowing that persons termination of employment by the other Party and the last date that such person worked on the Project for that other Party.

2.6.3 The Contractor acknowledges and agrees that the Key Personnel are critical for the proper management, supervision and performance of the Services on schedule and budget. The Contractor shall assign to the performance of the Services the Key Personnel, who the Contractor shall ensure will give the performance of the Services priority over any and all other work, tasks and assignments that they may otherwise have assigned to them by the Contractor in relation to other existing or future projects. No Key Personnel shall be hired by any affiliate of the Contractor for any other work or project without the prior written consent of the Owner, which consent is subject to such terms as the Owner may require, and if the Contractor wishes to replace any Key Personnel as aforesaid the Contractor shall:

(a) first, demonstrate to the Owners reasonable satisfaction that the proposed replacement personnel have comparable or superior qualifications and experience to those they are proposed to replace; and
(b) absorb the cost of any learning and training required to bring such replacement personnel up to the same knowledge and level of productivity of the personnel replaced.

2.6.4 The Owner may, in its absolute discretion, direct the Contractor to remove from the Site, or from any activity connected with performance of the Services, any Contract Personnel engaged or employed in connection with the performance of the Services, provided that if the Owner does not provide reasonable grounds for requiring such removal the said direction shall constitute a Change Directive in accordance with and subject to GC 15.

2.6.5   The Contractor shall comply with a direction made under GC

2.6.4 within the time specified by the Owner.

2.6.6 Notwithstanding any other provision of this Agreement, the Contractor is solely responsible for, and shall consult with the Owner and provide the Owner with such information as the Owner may require with respect to, the accommodation, sustenance and medical care of Contract Personnel.

2.6.7 In consultation with the Owners Representative, the Contractor shall assign the Key Personnel to complete various portions of the Services. The Contractor shall ensure that the Key Personnel are available to follow through and ensure the completion of such portions of the Services as are assigned to them.

2.6.8 As the Key Personnel are critical for the proper management, supervision and performance of the Services on schedule and budget, the Contractor acknowledges and agrees that:

(a) it will pay to the Owner Liquidated Damages at the relevant rate and up to the maximum amount of Liquidated Damages as stated in the Schedule of Key Personnel, for every day for which a member of the Key Personnel is removed from or not available for the Services, but for which they are required to be so available, until the earlier of:
(i) the day that the member of the Key Personnel is again made available;
(ii) the date that the member of the Key Personnel is replaced with a substitute person approved by the Owners Representative;
(iii)   the date that this Contract is terminated; and
(iv) the date of Final Acceptance, unless such removal is due to resignation, serious illness, injury or death of the Key Personnel or is otherwise approved by the Owners Representative, or directed by the Owner under GC 2.6.4;
(b) the specified rates of Liquidated Damages are separate and cumulative for each member of the Key Personnel;
(c) if the Owners entitlement to, and the Contractors liability for, Liquidated Damages under GC 2.6.8(a) is or becomes void, voidable or unenforceable for any reason or there is no amount specified in the Schedule of Key Personnel, then the Contractor shall not be entitled to or charge the Owner for any work or services performed by replacement personnel for that amount of their time that is equivalent to the Liquidated Damages that, but for the foregoing, the Contractor would otherwise be required to pay to the Owner for the Contractors failure to provide the Key Personnel in accordance with this Contract; and
(d) notwithstanding the foregoing, if a maximum amount of Liquidated Damages is stated in the Schedule of Key Personnel, then the Contractors liability under this GC 2.6.8 shall not exceed that maximum amount.

2.7 Comments, Review, Representation or Approval by the Owner or the Owners Representative

2.7.1 As the Owners Representative carries out its functions under the Contract as agent of the Owner, neither the Owners Representative nor a delegate appointed under GC 2.2 owes any duty to the Contractor in discharging any of the functions of the Owners Representative under the Contract.

2.7.2 No comment, review, representation or approval by the Owner or the Owners Representative in respect of the Contractors obligations under this Contract (including comments on, or review or approval of, any Contract Material), or any other direction of the Owners Representative given in accordance with this Contract, will lessen or otherwise affect the Contractors obligations under this Contract and, without limiting the generality of the foregoing, the Contractor shall be solely responsible for any and all design and engineering for the Project performed as part of the Services.

2.8   Project Control Group

2.8.1   The Project Control Group is:

(a)   the Owners Representative; and
(b)   the Contractors Representative.

2.8.2 The Owners Representative or the Contractors Representative may invite any other person, whom either person reasonably requires, to attend the Project Control Group meetings.

2.8.3   The Project Control Group shall meet:

(a)   on a monthly basis; and
(b) at such other times as the Owners Representative and Contractors Representative agree or, failing agreement, at such other times as the Owners Representative may direct.

2.8.4   The Contractor shall:

(a)   take minutes of all meetings held by the Project Control Group;
and
(b)   provide a copy of those minutes to the Owner's Representative.

2.8.5 In respect of minutes provided pursuant to GC 2.8.42.8.4(b), the Owner's Representative shall:

(a) if the Owner's Representative disagrees with the minutes, discuss and then amend the minutes to reflect the agreed position or the results of the meeting; and
(b) give to the Project Control Group members a copy of the amended minutes at which point the amended minutes will be deemed to be the official record of the relevant meeting.

2.9   [Intentionally deleted]

2.10   Contractor's Request for Information

2.10.1 The Contractor acknowledges and agrees that, other than as expressly provided elsewhere in this Contract, it is the Contractors responsibility to make all enquiries, obtain all information and make all judgments that are relevant to and necessary for the performance of the Services.

2.10.2 The Contractor shall not delay the progress of the Services or any part of it by reason of the Contractor awaiting information from the Owner or the Owners Representative:

(a)   unless this Contract expressly provides otherwise;
(b) unless the Owners Representative otherwise in writing directs the Contractor; or
(c) except to the extent that the Contractor cannot reasonably proceed with the Services without the information.

2.11   Records Open for Inspection and Audit

2.11.1 The Contractor shall keep and maintain:

(a)   the records identified in the Project Procedures Manual; and
(b) all other Contract Material relating to the Project, at the Contractors address as set out in the Agreement.

2.11.2 The Contractor shall ensure that all Contract Material relating to the Project, and the quality system and the records and Contract Material referred to in GC 2.11.1 are available to the Owner (or persons nominated by the Owner) at all reasonable times for examination, audit, inspection, transcription and (in respect of records only) copying.

2.11.3 The Contractor shall keep and maintain at the Site for use by the Owner a current set of the documents comprising the Contract, all Contract Material and all documents, drawings, instructions issued by the Owner in connection with the Project. In addition, the Contractor shall keep and maintain on Site one (1) full set of all drawings in good order, on which the Contractor shall keep a current record of all changes and as built information.

2.11.4 The Contractor shall at its expense keep and maintain full and detailed records and accounts in connection with the performance of the Contract in accordance with both generally accepted accounting principles and the minimum standards and practices of comparable national or international engineering firms in North America for keeping and maintaining such records and accounts.

2.11.5 If and whenever required by the Owner, the Contractor shall submit records, accounts and other data in a form and with such breakdown as may be reasonably required by the Owner for the Owner to maintain segregated accounts of the Work for the Owners own records as may be required of the Owner by Applicable Laws or to satisfy any Governmental Authorities, but unless required by Applicable Laws or Governmental Authorities such breakdowns shall be limited to reimbursable amounts and not the makeup of negotiated rates. Such segregation may include separate accounting for taxable and non-taxable expenditures with respect to among other things buildings, land improvements, engineering and project management, interconnection, permit and licence costs, and taxes and fees paid by the Contractor.

2.11.6 The Contractor shall at all times, and for at least three (3) years after final payment under the Contract, keep full and comprehensive records of all time spent by each and all Contract Personnel, expenditures made, and indebtedness incurred with respect to the Contract or for which it may be entitled to payment or reimbursement by the Owner. All such records and documents in connection with the Project or in respect of which the Contractor claims compensation from the Owner shall be subject and open to inspection and audit by the Owner at any time upon demand from the Owner, which inspection and audit shall take place during normal business hours and at the Contractors normal places of business unless the Owner and Contractor otherwise agree.

2.11.7 In conducting an audit of the Contractor the Owner shall have all powers necessarily incidental to conducting an audit, including the right to have access to and inspect and take copies of all books and records of the Contractor in connection with the Contract, upon reasonable notice and at reasonable times. The Contractor shall fully cooperate with the Owner and its auditors in the conduct of any audits, including by making available all such records and accounts as they may require to perform a full and detailed audit, and the Contractor further agrees to promptly review and settle with the Owner all matters arising from such audits, including the refunding of monies to the Owner where applicable. Without limiting the generality of the foregoing, the Contractor shall make available to all auditors of the Owner all books, records, data and documentation as they consider necessary to allow them to perform a full and comprehensive audit. At the request of the Owners auditors the Contractor shall provide such records, data and documentation as the Owners auditors may reasonably require to substantiate all costs, expenditures and allocations incurred or made by the Contractor in connection with the Project, and to confirm that they are consistent with the Contractors historical costs, charges and allocations for similar work for others, or if there are no historical costs then consistent with generally accepted accounting principles used by major international engineering firms.

2.11.8 In addition to the financial audit of the Contractors accounts pursuant to GC 2.11.7, the Owner shall have the right to monitor and audit the performance of any and all parts of the Services wherever located, and the Contractor shall cooperate with, and shall require that its subcontractors cooperate with, and provide access to the representatives of the Owner monitoring and auditing such parts of the Services, including providing them with access and copies of all relevant manufacturing, inspection, QA, QC and other records and documents pertaining thereto.

2.11.9 If this Contract is terminated, the Contractor shall give the Owner any records and Contract Material referred to in GC 2.11.1 which are necessary for the orderly continuance of the Services by another Person.

2.12 Privacy

2.12.1 The Contractor and the Owner warrant that they will comply with applicable Privacy Law in relation to the collection, use or disclosure of Personal Information in relation to this Contract.

2.12.2 The Contractor and the Owner agree to:
(a) observe the Privacy Law for all Personal Information collected or dealt with by the Contractor or the Owner (as the case may be) under this Contract;
(b) take reasonable measures to ensure that Personal Information relevant to this Contract is protected against:
(i)   misuse or loss; and
(ii) unauthorised access, modification and disclosure, and that only authorized personnel have access to Personal Information;
(c) ensure all personnel involved in collecting or dealing with Personal Information are adequately trained as to the requirements of the Privacy Law and this Contract;
(d) give the other Party reasonable assistance for it to resolve any inquiry or complaint relating to Personal Information;
(e) promptly follow any reasonable direction of the other Party regarding the Personal Information and compliance with the Privacy Law;
(f)   promptly inform the other Party of any breach of this GC 2.12.

3.   GENERAL REQUIREMENTS REGARDING SERVICES

3.1   General

3.1.1 The Contractor shall provide and perform the Services described in Appendix 2 Scope of Services as required to complete the Project, meet the Owners Requirements and Performance Guarantees, and achieve Final Acceptance, all:

(a)   in accordance with the requirements of this Contract; and
(b)   unless otherwise stated, at its cost.

3.1.2 The Contractor is solely responsible for the performance of the Services. This obligation is not affected by any approval given by the Owner or any Governmental Authority.

3.1.3 The Contractor shall provide leadership as well as engineering, procurement, construction, scheduling and coordination expertise.

3.1.4   The Contractor shall:

(a) diligently prosecute the performance of the Services for the purpose of completing the Services and Facility so that:
(i) each of the Milestone Dates in the Milestone Schedule from and after the Milestone Date for commence construction will be met, including the Milestone Dates for Industrial Completion and Final Acceptance; and
(ii)   the Project Schedule will be met.
(b) if and when a Notice to Proceed With Project Execution Services has been issued by the Owners Representative, use all reasonable efforts to achieve Final Acceptance for the Project within the Approved Project Budget;
(c) before the related construction work on any portion of the Project is commenced, ensure that the Detailed Design Documentation and methods of working proposed or specified in respect thereof by itself or any Trade Contractor are approved by the Owners Representative;
(d) establish and implement a quality assurance system for the of the Project in accordance with the Scope of Services and which complies with ISO 9000: 2000;
(e) recommend and seek the Owners approval to undertake all studies, reviews, investigations and other processes and value engineering which in the opinion of the Contractor are necessary to enable the Contractor to inform the Owner of all reasonable available advantages or benefits to the Project, and in particular:
(i)   uses of the Site;
(ii)   selections of materials;
(iii)   building techniques and equipment; and
(iv)   alternative designs and materials; and
(f) perform the Services, and use all reasonable efforts to ensure (but does not guarantee) that all Trade Contractors perform their Trade Contracts, in a manner which meets all Applicable Laws relating to or governing occupational health and safety and the Owner Standards and Procedures.

3.1.5   The Contractor:

(a) shall use all reasonable efforts to inform itself of the Owners requirements for the Services and the Project and, for that purpose, regularly consult with the Owners Representative throughout the performance of the Services (including requesting instructions from the Owners Representative and seeking comments on, or review or approval, of any Documentation);
(b) shall at all times provide the Services in accordance with the Owners requirements referred to in GC 3.1.5(a) and any instructions given by the Owners Representative; and
(c) is responsible at its own cost and without reimbursement from the Owner for the re-performance of any Services which are required because of a failure to provide the Services in accordance with the Contract or the Owners requirements as such requirements are expressly made known to the Contractor under and in accordance with the Contract.

3.2   Budgetary Constraints

3.2.1 The Contractor acknowledges that the Owner has budgetary constraints and limitations for the Project and agrees to cooperate with the Owner in the Owners efforts to control and monitor its budget for the Project, including (subject to locking in each element of the design of the Facility in accordance with the standard of care set out in GC 3.3.3 or as may be specifically directed by the Owner) by assisting the Owner to identify any value engineering and cost-saving exercises which can be reasonably expected to reduce the cost to the Owner for the Project. Without limiting but in addition to the foregoing, the Contractor shall use all reasonable efforts to perform its Services expeditiously and economically and, in doing so, shall:
(a) assign personnel to the Services in consultation with the Owners Representative and not assign any more personnel to the Services than the number of personnel reasonably required to perform the Services;
(b) assign to the performance of the Services only personnel who are qualified by education or experience to perform the work in which they are engaged and who have such professional qualifications and credentials as may be required by Applicable Law, Governmental Authorities or Prudent Industry Practice, unless the Owners Representative otherwise expressly agrees in writing;

3.2.2 Once the budget for the Services has been established and approved by the Owners Representative, the Contractor will monitor all costs of the Services against the approved budget for Services and provide reports, on a monthly or such other frequency as may be agreed to by the Owners Representative, forecasting the costs to complete all of the Services. Such reports shall be in a format agreed to between the Owner and the Contractor and, among other things, contain the following:

(a) the actual hours expended and costs incurred by the Contractor on Services for which the Owner is responsible, both since the last report and since the commencement of the Services;
(b) identification of and explanation for any variances between the actual hours expended and the actual costs incurred, and the projections for those hours and costs in the approved budget for the Services;
(c) the hours and costs forecasted by the Contractor for the provision of Services for the next monthly period, and the cumulative totals of hours and costs for the provision of all Services from the commencement to the completion of the Services, together with the identification of and explanation for variances between those projections and the approved budget for Services;
(d) to the extent not already included in the above, a list of any outstanding requests for changes to the Scope of Services to date; and
(e) the identification of any further changes to the Scope of Services that may be required to completion of the Project.

3.2.3 The Owners Representative and the Contractors Representative shall meet monthly, or at such other times as they may agree, to review the aforesaid reports provided by the Contractor and to review the approved budget for the Services to identify areas of potential cost over-runs and under-runs, the reasons therefor, and forecasts to complete the Services.

3.3   Warranties and Standard of Care

3.3.1 The Contractor warrants to the Owner that it and its Contract Personnel shall at all material times have the particular skill, experience and ability necessary to perform the Services and will continue to have them during the term of this Contract, and that the Contractor will comply with the requirements of this GC 3.3.

3.3.2 All parts of the Services required by Applicable Laws to be performed by licensed or registered professional engineers or architects shall be performed by licensed or registered professional engineers and architects. Without limiting the generality of the foregoing, all design shall, to the extent required by Applicable Laws, be reviewed by professional engineers registered to practice professional engineering in the jurisdiction in which the Site is located.

3.3.3 In the performance of all of the Services, and all parts of the Services, the Contractor shall exercise no less standard of care and diligence than the generally accepted standard of care and diligence to be exercised for professional and other services of a similar nature in respect of comparable mining projects in North America by recognized reputable North American engineering firms engaged in the performance comparable services in respect of such types of projects, and the Contractor shall perform the Services in a competent and efficient manner, apply suitable and sufficient qualifications, experience, expertise and resources to this Project, observe sound management, technical, engineering and consulting practices, and employ appropriate sound, proven technology and methods, and use all due diligence, efficiency and economy, and exert all reasonable efforts, as required to comply with the said standard of care for the intended purpose of completing the Facility and meet the Date for Industrial Completion, all other Milestone Dates, and the Approved Project Budget.

3.3.4 Without limiting but in addition to any other obligation on the Contractor pursuant to this Contract or under Applicable Law, the Contractor and its subcontractors, and their respective consultants, shall for all engineering and design use only design personnel who, through education, training and experience, have the requisite knowledge and skills to perform the part of the Services assigned to them and which is consistent with the general design standards specified in the Contract, including GC 3.3.3.

3.3.5 The Contractor shall ensure that any subcontractor appointed by it to provide part of the Services performs that part of the Services with the professional skill, care and diligence expected of a professional consultant experienced in projects of a similar nature to the Project and activities of a similar nature to the part of the Services subcontracted to that subcontractor.

3.3.6   The Contractor warrants to the Owner that it has examined:
(a)   the Scope of Services;
(b)   the Milestone Schedule; and
(c) all other information or documents relating to the Project provided to the Contractor by the Owner, and is satisfied of their sufficiency for the purpose of complying with its obligations under this Contract, and that in the opinion of the Contractor based on its knowledge at the time of execution of the Contract, the Scope of Services, the Performance Guarantees, the Milestone Schedule and the Approved Project Budget can all be met or, in the case of the Scope of Services, performed.

3.4   Equipment Importation

3.4.1 The Contractor shall cause Trade Contractors to make and be responsible for all arrangements, including the preparation, translation and processing of all documentation, necessary to import into Venezuela all permanent equipment to be incorporated into the Facility and any and all other tools, items and Goods necessary to complete the Project, and the Contractor shall coordinate with the applicable Governmental Authorities in achieving clearance of customs for all such permanent equipment, tools, other items and Goods at the earliest time and, to the extent available under the Applicable Laws, achieving such importation duty free and tax free.

3.4.2 Unless the Owner otherwise agrees in writing, all tools, other items and Goods imported into Venezuela by the Contractor and Trade Contractors shall be imported in the name of Compania Aurifera Brisas del Cuyuni, C.A.

3.4.3 Without limiting but in addition to GC 3.4.1, the Contractor shall arrange and provide for any and all of its Goods imported into Venezuela, and shall require Trade Contractors to arrange and provide for any and all of their permanent equipment to be incorporated into the Facility imported into Venezuela, and any and all of their other tools, items and goods necessary to complete the Project imported into Venezuela, such documentation and detailed information, including Spanish translations of import documents, brochures and detailed specifications as may be required, for submission to custom duty officers and other Governmental Authorities before shipping and after import as may be necessary to obtain exoneration or, where exoneration is not possible, to minimize import and other duties and Taxes on such Goods.

3.5   Continuing Warranties

3.5.1 The warranties contained in GC 3.3 will be treated as made and be binding upon the Contractor continuously during the term of this Contract.

4.   REGIONAL SOCIO-ECONOMIC BENEFITS AND INDIGENOUS PEOPLES

4.1   Indigenous Peoples

4.1.1 The Contractor shall comply with the Indigenous Peoples Plan and enforce compliance by the Trade Contractors with the Indigenous Peoples Plan.

4.1.2 If compliance with the Indigenous Peoples Plan affects the Project Budget or the Milestone Date for Industrial Completion, either Party may request a Change Order.

4.2   Regional Socio-Economic Benefits

4.2.1 The Contractor shall comply with the Regional Socio-Economic Benefits Commitments.

4.2.2   If compliance with the Regional Socio-Economic Benefits
Commitments affects the Project Budget or the Milestone Date for Industrial Completion, either Party may request a Change Order.

5.   PROTECTION OF THE ENVIRONMENT

5.1   General

5.1.1 The Contractor shall, in accordance with the requirements of the Contract, prepare and implement procedures to comply with the Environmental Management Plan.

5.1.2 Contractor shall ensure that the design and construction of the Facility and Project is in accordance with the environmental protection requirements of Applicable Laws and Mining Industry Standards, The International Cyanide Management Code, and World Bank Guidelines.

6.   [INTENTIONALLY DELETED]

7.   PROJECT EXECUTION SERVICES

7.1   Progression to Project Execution

7.1.1 Unless otherwise stated in the Notice to Proceed With Project Execution Services, the issue of a Notice to Proceed With Project
Execution Services by the Owners Representative to the Contractor authorises the Contractor to commence Project Execution.

7.1.2 If the Notice to Proceed With Project Execution Services identifies matters which require further development by the Contractor or further negotiations between the Owner and the Contractor, the Contractor and the Owner will co-operate in good faith to resolve and agree upon such matters.

7.2   General Obligations

7.2.1 The Contractor shall provide the Project Execution Services as required to achieve Final Acceptance for the Project in accordance with the requirements of this Contract and any other requirements of the Owner as notified by the Owner to the Contractor.

7.2.2 The Project Execution Services to be carried out by the Contractor include:
(a) the performance of Detailed Design and the preparation of the Detailed Design Documentation;
(b)   procurement services;
(c)   co-ordination and administration services; and
(d)   compliance with all Applicable Laws.

7.2.3 The Contractor shall commence the Project Execution Services on the date specified in the Notice to Proceed With Project Execution Services or as otherwise directed by the Owners Representative and ensure that Industrial Completion is achieved by the Date for Industrial Completion and Final Acceptance is achieved by the Date for Final Acceptance.

7.3   [Intentionally deleted]

7.4   Project Execution Project Planning Obligations

7.4.1 The Contractor shall, during Project Execution, ensure that the Project Plan is updated:

(a)   periodically as directed by the Owners Representative; or
(b)   if no such direction is given, weekly; and
(c)   to show progress achieved; and
(d) where appropriate, to show changes to the sequence and duration of activities required to meet the Date for Industrial Completion (including the effect (if any) of any extension of time) together with any corresponding changes to proposed manpower and shifts to be worked and resources to be utilised, and that a copy of each update is promptly provided to the Owners Representative for approval.

7.4.2 The Owners Representative may reject an updated Project Plan or require amendments to be made to it within seven (7) days of receiving a copy of such updated Project Plan.

7.4.3 Where the Owners Representative rejects a Project Plan, the Contractor shall submit a corrected and revised Project Plan within seven (7) days of being notified that the Project Plan is rejected.

7.4.4 The Contractor acknowledges and agrees that review of, comments on or approval of, or any failure to review or comment on, any updated Project Plan by the Owners Representative will not:
(a) relieve the Contractor from or alter its liabilities or obligations under this Contract, including the obligation to ensure that Industrial Completion occurs by the Date for Industrial Completion and Final Acceptance by the Date for Final Acceptance;
(b) evidence or constitute a direction by the Owners Representative to disrupt, prolong or vary the Project; or
(c) affect the time for carrying out the Owner or the Owners Representatives Contract obligations.

7.5   Project Execution Cost Planning Obligations

7.5.1   The Contractor shall:

(a)   regularly review the Approved Project Budget with the Owners
Representative;
(b) inform the Owners Representative if it becomes aware of any likely or actual cost overruns on the budget estimates for the Trade Contracts;
(c) identify and advise the Owners Representative of any potential cost savings in any of the Trade Contracts; and
(d) use all reasonable efforts to identify and advise the Owners Representative of the appropriate measures for ensuring that the total budgeted cost of the Project (as stated in the Approved Project Budget) is not exceeded.

7.6   Rights and Obligations Not Affected

7.6.1 No review or approval by the Owner or the Owners Representative of any one or more of the following will relieve the Contractor of its responsibility for preparing and implementing each of the following plans with such detail and content as may be reasonably required for the proper execution of the Project and to conform to the standards of care required by GC 3.3.3:

(a) the environmental procedures for implementing the Environmental Management Plan;
(b)   the Safety and Health Plan;
(c)   the Human Resources and Industrial Relations Plan;
(d)   the Quality Assurance Plan;
(e) Trade Contract provisions requiring Trade Contractors to comply with the Indigenous Peoples Plan; and
(f)   the Project Procedures Manual;

8.   SITE

8.1   Owner Site Information

8.1.1 The Contractor is entitled to rely upon the accuracy of the following information as provided by the Owner:
(a) Metallurgical test data, but not opinions or conclusions expressed in metallurgical test reports based on such data;
(b) Bore hole logs and geotechnical logs of test pits, but not opinions or conclusions expressed in documents containing such logs;
(c)   Hydrology reports;
(d)   Climatological data;
(e) Topographical surveys, except in those areas of the Site where facilities are to be located;
(f)   Concession boundaries;
(g)   Location and characteristics of existing electrical substation;
(h) Feasibility Study, subject to the Contractors obligations during the Project Definition Phase to review the Feasibility Study and make recommendations to the Owner regarding the sufficiency and reliability of information contained therein and any additional work that may be required, all to develop the detailed Project scope and Approved Project Budget for the Project Execution Phase.

8.1.2 Subject to GC 8.1.1, where the Owner has made available to the Contractor, whether before or after the Date of Contract, any information, data and documents of any kind:

(a) the Owner does not warrant, guarantee or make any representation about the accuracy or adequacy of any such information, data and documents made available to the Contractor; and
(b) unless expressly provided otherwise in this Contract, such information, data and documents do not form part of the Contract and GC
8.2 applies to the information, data and documents.

8.2   Contractors Acknowledgements

8.2.1   Subject to GC 8.1, the Contractor acknowledges and agrees:

(a)   that it did not in any way rely upon:
(i) any information, data, representation, statement or document made by or provided to the Contractor by the Owner or anyone on behalf of the Owner; or
(ii) the accuracy or adequacy of any such information, data, representation, statement or document, for the purposes of entering into the Contract, except to the extent that any such information, data, representation, statement or document forms part of the Contract;
(b) that it enters into this Contract based on its own investigations, interpretations, deductions, information and determinations.

9.   DESIGN

9.1   Preparation of Contract Material

9.1.1 Without limiting the obligations under Appendixes 2 and 7 of this Contract

(a) the Contractor shall develop and complete to the Owners and all applicable Mining Industry Standards and Prudent Industry Practice all Contract Material required for the completion of the Project and the Services; and
(b) Contract Personnel shall prepare the Contract Material and any other design drawings and specifications with appropriate professional qualifications.

9.1.2   The Contractor shall:

(a) give the Owners Representative for review two copies (or such other number of copies as directed by the Owners Representative) of all Contract Material (including amended versions) as soon as it is prepared and in any event no later than the time indicated in the then current approved Project Plan under GC 7.4 for the submission of the Contract Material to the Owners Representative;
(b) allow no fewer than fourteen (14) days, before the time indicated in the then current approved Project Plan under GC 7.4 for the issue of the Contract Material to subcontractors, suppliers or Trade Contractors, for the Owners Representative to review the Contract Material;
(c) not take any further steps in relation to any Contract Material which it has submitted to the Owners Representative, including issue of the Contract Material to subcontractors or Trade Contractors or commencing procurement of the construction of the part of the Project to which the Contract Material applies, unless the Owners
Representative has had no fewer than fourteen (14) days to review the Contract Material and has not rejected the Contract Material; and
(d) if any Contract Material is rejected, submit amended Contract Material to the Owners Representative for review, in which case this GC

9.1 will apply.

9.2   Review and Acceptance or Approval by Owner

9.2.1 Neither the Owner nor the Owners Representative undertakes any responsibility or duty of care to the Contractor to review, or in reviewing, the Contract Material for errors, omissions or compliance with this Contract.

9.2.2 No review of, comments upon, rejection of, or failure to review or comment upon or reject, any Contract Material prepared by the Contractor or any other direction by the Owners Representative about the Contract Material (provided the Contractor has not objected in writing to, and within a reasonable time after, such a direction) will:
(a) relieve the Contractor from, or alter or affect, the Contractors liabilities or responsibilities whether arising out of or in connection with the Contract or otherwise according to Applicable Laws; or
(b) prejudice the Owners rights against the Contractor under this Contract.

9.2.3 Without limiting but in addition to the provisions of GC 9.2.1 and GC 9.2.2, any review, acceptance, monitoring, approval or audit of any Contract Material or part of the Services by the Owner or Owners Representative shall not be interpreted or otherwise construed to be, an acceptance or approval of any Contract Material or part of the Services that is not in full conformance with all requirements of the Contract

9.3   Ownership of, and Intellectual Property Rights in, Contract
Material

9.3.1 Subject to GC 9.3.2, the title, property rights and ownership in and to all of the Contract Material shall immediately upon creation vest in the Owner without payment in respect therefor (other than amounts payable in accordance with GC 18 for Services rendered), and the Contractor hereby assigns to the Owner all Intellectual Property Rights (including future copyright), and waives all moral rights, in all Contract Material upon the creation of that Contract Material or, to the extent that any Intellectual Property Rights are not created at the time of the creation of the Contract Material, upon the later creation of the Intellectual Property Rights in that Contract Material. The Contractors waiver of moral rights include without limitation waiver of the right to the integrity of the Contract Material, waiver of the right to be associated with the Contract Material, waiver of the right to modify the Contract Material in any way, waiver of the right to prevent use of the Contract Material in association with any product, service, project or institution, and waiver of the right to restrain publication of the Contract Material throughout the world. The Owner shall at all times have the right to control, review and otherwise deal with all Contract Material, and to deliver it to third parties, without restriction. The Contractor shall, upon request from the Owner, do all such things and execute and deliver to the Owner all such documents and instruments as the Owner shall reasonably require in order to vest title, property rights and ownership in the Owner in accordance with the foregoing.

9.3.2 Subject to GC 9.3.3, the vesting of ownership, assignment and waiver of moral rights in GC 9.3.1 will not extend to components of the Contract Material:

(a) which have been developed by the Contractor for general use in the Contractors work or business and which have not been specially developed for the Project, or which comprise non-confidential and non-identifying information which is of general application in the Contractors services or business; or
(b) which consist of computer software developed by the Contractor for general use in the Contractors work or business which is not specific to the Project, and for which the cost of development has not been charged to the Owner.

9.3.3 To the extent the Contract Material contains any Intellectual Property Rights created prior to the Date of Contract or that were developed by the Contractor independently of the Project, the Contractor grants the Owner an irrevocable right and royalty free right to use the Intellectual Property Rights solely for the purpose of the Project, including any subsequent repairs to, maintenance or servicing of (including the supply of replacement parts), or additions or alterations to, the Project.

9.3.4 Subject to GC 9.3.2 and GC 9.3.3, the Contractor shall, if required by the Owner, do all further things necessary to assign
Intellectual Property Rights in the Contract Material to the Owner.

9.3.5 The Owner hereby grants to the Contractor a revocable, non-exclusive licence to use the Contract Material and the Owner
Documentation to the extent required to design the Project, procure the construction of the Project and perform any other Services. The
Contractor may sub-licence the Contract Material to its subcontractors where necessary for the performance of the Services.

9.3.6   The Contractor warrants that:

(a) the Contractor is able to assign the Intellectual Property Rights in Contract Material as described in GC 9.3.1 and GC 9.3.4;
(b) use by the Owner, or by another person at the direction or with the permission of the Owner, of Contract Material in accordance with this Contract will not infringe the Intellectual Property Rights of any third party or breach any Applicable Laws;
(c) neither the Owner, nor any other person acting at the direction or with the permission of the Owner, is liable to pay any third party any licence or other fee in respect of the use of Contract Material; and
(d) it will use all reasonable efforts to ensure all subcontracts and Trade Contracts will include terms which provide for the assignment of Intellectual Property Rights in the Contract Material to the Owner.

9.3.7 The Contractor shall indemnify the Owner against all costs, losses, damages or liability incurred or suffered by the Owner, arising out of or in any way in connection with, any actual or alleged infringement of any Intellectual Property Rights directly related to the use of Contract Material in accordance with this Contract.

9.3.8 If the Owner modifies or causes to be modified any Contract Materials, or uses or alters the Contract Materials for any other project there shall be no false attribution of such Contract Materials to the Contractor and the following shall apply:

(a) such Contract Materials as modified or used for other projects shall not be attributed to the Contractor unless the modifications are clearly delineated and clearly attributed to others; and
(b) the Contractor shall not be responsible for the use or application of such modified Contract Materials or use of such Contract Materials for other projects.

9.4   Keeping Contract Material Safe

9.4.1 The Contractor shall, and shall ensure its subcontractors, protect, keep safe and secure all documents, notes, reports, memoranda, materials, software, disks and all other media, articles and things provided by the Owner to the Contractor (including any Contract Material held by a subcontractor), including all Contract Material and the Owner Documentation.

9.5   Reproduction of Contract Material

9.5.1   The Contractor shall ensure that:
(a)   the Owner Documentation;
(b)   Contract Material; and
(c) anything else recording, containing, setting out, or making reference to the Project, is used, copied, supplied or reproduced only to the extent necessary for the purposes of performing the Services, unless the Contractor has obtained the prior written approval of the Owner to use it for any other purpose.

9.6   Return of Contract Material

9.6.1 Subject to GC 9.6.2, the Contractor shall, within seven (7) days after Final Acceptance (or such other period directed by the Owners Representative), provide or return (as the context permits) to the Owner:

(a)   all the Owner Documentation;
(b)  all Contract Material; and
(c) anything recording, containing, setting out, or making reference to the Project, except as otherwise specified in a direction of the Owner's Representative.

10.1.1 Subject to GC 10.1.2, the Contractor may enter into subcontracts for the vicarious performance of its obligations under this Contract.

10.1.2 The Contractor shall obtain the written approval of the Owners Representative before appointing a subcontractor (which for purposes of the Contract shall be deemed to include a subconsultant to the Contractor) to perform any part of its obligations under this Contract.

10.1.3 The Contractor shall manage the performance of each subcontractor to ensure the quality and timeliness of its performance meet the requirements of this Contract.

10.1.4 The Contractors obligations under this Contract are not lessened or otherwise affected by subcontracting the performance of those obligations.

10.1.5 The Contractor will ensure that any subcontractor or agent it engages in connection with this Contract complies with all of the relevant terms and conditions of this Contract. The Contractor shall be liable to the Owner for any act or omission of a subcontractor which would, if done or omitted (as the case may be) by the Contractor, comprise a breach of this Contract, as and to the same extent as if such act or omission of the subcontractor was done or omitted by the Contractor itself.

10.2 Re-performance of Non-Complying Services

10.2.1 If, at any time prior to the date that is two (2) years after the date that Industrial Completion has been achieved, the Owners Representative considers any part of the Services not to be in accordance with the Contract, or that any defect, deficiency or nonconformance exists in respect of the Services, the Owners Representative may direct the Contractor to re-perform that part of the Services or rectify that defect, deficiency or nonconformance and may specify the time within which this shall occur.

10.2.2 Subject to GC 10.2.1, the Contractor shall correct or re-perform any Services which do not comply with the requirements of this Contract or rectify any defect or deficiency in the Services so as to ensure compliance with the requirements of this Contract.

10.2.3 The Contractor acknowledges and agrees that it is not entitled to be reimbursed (under this Contract or otherwise) for any costs incurred by it in performing its obligations under this GC 10.2 to the extent caused or contributed to by a breach of the standard of care set out in GC 3.3.3 or by any other failure to comply with a requirement of the Contract.

10.2.4 The Owner may have the correction or re-performance of the non-compliant Services, or rectification of any defect, deficiency or non-conformance in respect of the Services carried out by others at the Contractors cost if:

(a) the Owner has directed the Contractor to correct, re-perform or rectify those matters in accordance with GC 10.2.1 within a reasonable period of time (being not less than seven (7) days) as stated in that direction; and
(b) the Contractor has failed to correct, re-perform or rectify those matters within that period, or where it is impossible to do so within that time despite all due diligence, to promptly commence such correction, re-performance or rectification as is reasonably possible within that time, and provide a reasonable schedule for the completion thereof.


10.2.5 The Owners costs under GC 10.2.4 will be a debt due and payable by the Contractor to the Owner.

11. LABOUR AND INDUSTRIAL RELATIONS

11.1 General

11.1.1 The Contractor shall take steps consistent with the standard of care set out in GC 3.3.3 to mitigate and avoid labour disputes and disruptions at the Site and at any manufacturing facilities or places of work of the Trade Contractors.

11.2 Open Site

11.2.1 The Contractor acknowledges and agrees that some or all Trade Contractors and some or all Other Contractors employed by the Owner and their subcontractors working at the Site or on the Project may be union or non union and that the Contractors Human Resources and Industrial Relations Plan for the Project is required to set out all reasonable steps required to maintain labour peace at all times on the Site and on all parts of the Project. The Contractor shall carry out the Services in such a manner that is intended to avoid labour problems, work stoppages or other labour disputes that might delay or increase the cost of the Project.

11.2.2 Whenever the Contractor has knowledge that any actual or probable labour dispute is delaying or may threaten to delay the timely completion of the Services or the Project, the Contractor shall promptly give Notice thereof to the Owners Representative, including all relevant information with respect to such labour dispute or potential dispute.

11.3 Trade Contracts

11.3.1 The Contractor shall include in the Trade Contracts placed by Contractor appropriate contractual provisions that will minimize and avoid labour disputes, disruptions, strikes, picketing and legal or illegal work stoppages in relation to the Project.

11.4 Additional Requirements for Personnel on Site

11.4.1 The Contractor shall, at all times, take all reasonable precautions to prevent any unlawful, riotous or disorderly conduct by or among its employees or any workers of any Trade Contractors, and to protect persons and property in the vicinity of the Site from the same.

11.4.2 The Contractor shall remove, or cause to be removed, anyone present on Site who is impaired by alcohol or drugs.

11.5 Report of Contractors Personnel and Equipment

11.5.1 The Contractor shall, if and when required by the Owner, deliver to the Owner a report in detail, in such form and at such intervals as the Owner may reasonably prescribe, showing both the total number of Contract Personnel (including supervisory and management personnel) engaged by or through the Contractor in the performance of the Services.

12. PROCUREMENT

12.1 Tenders for Trade Contracts

12.1.1 The Contractor shall:
(a) make recommendations to the Owner's Representative regarding the tender list for each Trade Contract and finalise each tender list in consultation with the Owner's Representative in accordance with the relevant procedure in the Project Procedures Manual or the Comprehensive Procurement Strategy or both, so that it only includes tenderers approved by the Owner's Representative;
(b) prepare the tender documentation (including finalising the specifications and drawings) for each Trade Contract (using the Project-developed conditions of tender and contract prepared by the Contractor and approved by the Owner) and ensure that they comply with the Owner's requirements (including, in particular, those set out in the Scope of Services);
(c) submit the tender documentation it prepares to the Owner's Representative for review in a manner and at a rate which will give the Owner's Representative a reasonable opportunity (and in any event no fewer than fourteen (14) days) to review that tender documentation before it is issued to tenderers;
(d) if any tender documentation is rejected by the Owner's Representative within the period stated in GC 12.1.1(c) submit amended tender documentation to the Owner's Representative, in which case GC 12.1.1(c) will reapply;
(e) not issue any tender documentation to the tenderers for each Trade Contract unless the tender documentation has been submitted to the Owner's Representative and the Owner's Representative has had the period stated in GC 12.1.1(c)) to review the tender documentation and has not rejected the tender documentation;
(f) prepare sufficient copies of the finalised tender documentation for each Trade Contract for tendering; and
(g) issue the tender documentation in accordance with this GC 12.1.1 to all approved tenderers.


12.1.2 Unless the Owners Representative otherwise consents in writing, the Contractor shall obtain a minimum of three competitive tenders for each Trade Contract, including from any prospective tenderers nominated by the Owner.

12.1.3 The Contractor shall:

(a) keep the Owners Representative informed of any pre-tender meetings;
(b) provide to the Owners Representative copies of all correspondence from and to tenderers for the Trade Contracts; and
(c) have a representative in attendance at the opening of all tenders for the Trade Contracts.

12.1.4 The Contractor warrants to the Owner that neither the Contractor (nor any Affiliated bodies corporate, as defined by the Canada Business Corporations Act, of the Contractor) will tender for any of the Trade Contracts unless the Contractor has obtained the prior written approval of the Owner.

12.1.5 The Contractor shall:

(a)   analyse all tenders submitted by tenderers for the Trade
Contracts;
(b) prepare a report recommending to the Owner the most suitable tenderer for each Trade Contract;
(c) recommend, if necessary, that negotiations be entered into with any preferred tenderer; and
(d) provide to the Owner for its consideration the actual tender prices for all Trade Contracts and how they compare with the cost estimates for the Trade Contracts in the Project Cost Estimate and the Approved Project Budget.

12.1.6 The Contractor shall review the scope of work, specifications, drawings, schedule and other provisions of the Trade Contracts before they are awarded to ensure they are complete, free of errors and omissions, and are coordinated with the specifications, drawings, schedule and other provisions of other Trade Contracts, all to minimize errors, omissions and conflicts within a Trade Contract and between Trade Contracts. The Contractor shall notify the Owner of any errors, omissions, defects or conflicts with the documents of a Trade Contract or between the documents of that Trade Contract and those of other Trade Contracts promptly upon first becoming aware of such errors, omissions, defects or conflicts to mitigate against delays to Trade Contractors and to mitigate against changes and delays under Trade Contracts for which the Trade Contractors may be entitled to additional compensation or extensions of time from the Owner.

12.2   Warranties From Trade Contractors

12.2.1 The Contractor and Owner will agree upon the general warranties and guarantees to be obtained from Trade Contractors. The Contractor shall use all reasonable efforts to obtain comprehensive warranties from Trade Contractors that are at least as favourable and preferably more favourable to the Owner than such general warranties and guarantees. Warranties and guarantees under Trade Contracts shall be for not less than twelve (12) months from Industrial Completion unless the Owner for a specific Trade Contract otherwise agrees in writing to a shorter warranty period of time. The Contractor shall take or cause to be taken all action necessary to fully engage and validate any and all warranties and guarantees by Trade Contractors, and shall require Trade Contractors, at their sole expense, to fulfill their warranty and guarantee obligation in their Trade Contracts.

12.3   Trade Contract Payment

12.3.1 The Contractor shall:

(a) upon receipt of each payment claim under a Trade Contract to be adminiated by Contractor, review the claim, and:
(i) for any claim greater than $20,000, notify in writing the Owners Representative of the claim immediately upon receipt of the claim; and
(ii) for all claims, advise the Owners Representative of the results of the Contractors review within seven (7) Business Days of receipt of such claim;

(b) at intervals of not more than one (1) month, submit to the Owner a statement of progress claims made under Trade Contracts during the period of the statement containing full and true particulars of all such claims; and
(c) subject to receiving from the Owner particulars of payments made by the Owner, include with each statement particulars as to what sums of money have been paid and the dates on which such payments were paid under each Trade Contract.

12.3.2 The Owner shall make timely payment as required under each Trade
Contract.

12.4   Contract Dispute Resolution

12.4.1 In the event that a party to a Trade Contract invokes any dispute resolution provisions or notifies the Contractor or the Owner of an intention to commence any dispute resolution proceedings, the Party notified shall immediately notify the other Party.

12.4.2 In the event of any such notification the Party giving Notice shall advise the other Party of the facts and circumstances of the dispute known to the Party giving the Notice and endeavour as far as reasonably possible to participate in and achieve on behalf of the other Party a prompt settlement or other resolution of the dispute subject to the directions of the Party who may ultimately be responsible for the payment of any monies awarded in the dispute resolution proceeding.

12.5   Owners Procurement Process

12.5.1 The Contractor shall procure all works and services in accordance with the Owners internal process for obtaining financial approval and Governmental Authority to place orders and contracts.

12.5.2 The Contractor shall prepare the following for all Trade
Contracts, including for the placing of orders for supply or installation of equipment:

(a)   full technical and scope specifications including:
(i) extent, presentation and timing of data to be submitted for review;
(ii) procedures to be incorporated for outages. These shall be shown as discrete activities on the Trade Contractors construction schedule and on the Project Schedule;
(iii)   inspection and test plans and acceptance requirements;
(iv)   documentation to be submitted with each completed order;
(v)   recommendations for spare parts;
(vi)   assistance and advice with installation and Commissioning;
(vii)   quality assurance requirements;
(viii) description of the work defining the extent of the activities and responsibilities required of the supplier or contractor; and
(ix) technical requirements by way of drawings, specifications, and data sheets;
(b)   the terms and conditions of Trade Contracts;
(c)   the purchase order letter; and
(d)   any other documentation advised by the Owners Representative.

12.6   Comprehensive Procurement Strategy

12.6.1 The obligations of the Contractor under this GC 12 are in addition to any other obligation required to be performed by the Contractor under the Comprehensive Procurement Strategy.

13.   TESTING, COMMISSIONING AND PERFORMANCE TESTING

13.1   Performance Testing and Performance Guarantees

13.1.1 From and after Industrial Completion, the Parties will cooperate with each other to schedule and conduct all Performance Tests within a reasonable period of time and in accordance with Appendix 5
Performance Guarantees, and to minimize disruption to commercial operation of the Facility.

14.   TIME

14.1   Risk of Delay and Disruption and Resultant Increased Costs

14.1.1 Subject to Appendix 6, and the Contractors entitlement to the Hourly Remuneration and Eligible Disbursements, the Contractor will have no entitlement to make any Claim for any costs, losses, damages or liabilities incurred or suffered by the Contractor arising out of or in any way in connection with delays or disruptions in the Project Schedule (including for damages for breach of contract).

14.2   Extensions of Time

14.2.1 The Contractor is entitled to an extension of time to the Date for Industrial Completion (and a Change Order or Change Directive in respect thereof) if, and only if:

(a)   the Contractor gives Notice to the Owners Representative:
(i) of the fact or likelihood of delay not later than fourteen (14) days after the Contractor becomes (or, acting in accordance with the standard of care set out in GC 3.3.3 ought to have become) aware of the commencement of the cause of the delay; and
(ii) provides details of the cause of delay and how, in the reasonable opinion of the Contractor, Industrial Completion is likely to be delayed;
(b)   the Contractor gives the Owners Representative, within twenty-one
(21) days after the cessation of the cause of delay:
(i) a written claim for extension of time specifying the number of days claimed;
(ii) details (to the extent known) of why the cause of the delay actually caused the delay, including a statement of the facts and the provisions of this Contract on which the claim is based;
(iii)   detailed evidence in satisfaction of the requirements of GC
14.2.1(c); and
(iv)   all other information reasonably required by the Owners
Representative;
(c) the Contractor reasonably satisfies the Owners Representative, in the Contractors claim under GC 14.2.1(b)), that:
(i) Industrial Completion has actually been delayed, in a manner which will prevent the Contractor from achieving Industrial Completion by the Date for Industrial Completion;
(ii) the delay is demonstrable on an assessment of the critical path on the network of the currently approved revision of the Project Plan submitted pursuant to GC 7.4 or (where applicable) such Project Plan as subsequently varied in accordance with a previous extension of time pursuant to this GC 14.2;
(iii) the delay is caused or contributed to by one of the following, but only to the extent of such cause or contribution:
(A) breach by the Owner of this Contract or any other act or omission of the Owner or the Owners Representative, other than an act or omission authorized by this Contract (other than a variation to the Services referred to in GC 14.2.1(c)(iii)(B) or a suspension referred to in GC 14.2.1(c)(iii)(D);
(B)  a variation to the Services directed under GC 15;
(C)  an Event of Force Majeure;
(D) the suspension of the execution of the Services pursuant to a written direction given under GC 16, unless that direction was given as a result of a breach by the Contractor of its obligations under the Contract; or
(E) subject to GC 14.3.2(a), anything else beyond the reasonable control of the Contractor.


Without limitation, the times within which the Notice and the claim shall be given under GC 14.2.1(a)(i) and GC 14.2.1(b) are conditions precedent to any entitlement in the Contractor to an extension of time which shall be strictly complied with.

14.3   Determination of Extension of Time Claims

14.3.1The Owners Representative shall, within a reasonable period of time of receiving a claim under GC 14.2.1(b) that complies with GC 14.2.1(c), give the Contractor:

(a) Notice of the reasonable extension of time which is granted and the new Date for Industrial Completion or Milestone Dates or both; or
(b)   if no extension is given, Notice of that decision.

14.3.2 The Contractor will not be entitled to an extension of time to the extent that:

(a) the delay has been caused or contributed to by the failure of the Contractor to take all reasonable measures to preclude the occurrence or minimise the extent and consequences of the delay, including such measures as rescheduling, reprogramming, expediting and adjusting the sequence of activities;
(b)   the Contractor is delayed by any cause of delay not referred to in GC 14.2.1(c)(iii), to the extent that the delay experienced exceeds the extension to which the Contractor would be entitled under GC 14.2.1(c)(iii) had the other event not occurred; or
(c) subject to GC 14.3.2(b), the delay is caused by, arises out of or contributed to by:
(i)   an act or omission of the Contractor; or
(ii) any other event, fact, matter or circumstance not referred to in GC 14.2.1(c)(iii).

15.   CHANGES, CHANGE DIRECTIVES AND CHANGE ORDERS

15.1.1 The Owner may at any time authorize or direct a Change to the Project or the Scope of Services (provided that that any Change to the Scope of Services under this GC 15 shall be limited to engineering, procurement, construction management, construction supervision, Commissioning or other professional services which are consistent or compatible with the warranties in GCs 3.3 and the representations in GC 25.1.1) by Change Order or Change Directive, as applicable. If the Change requires the omission of any of the Services, the Owner may have the omitted Services carried out by others.

15.1.2 If the Owner wishes to make a Change to the Facility or the Scope of Services (or if the Contractor is entitled to a Change Order pursuant and subject to GC 14), the Owners Representative shall discuss same with the Contractors Representative in advance. The Contractor will promptly when called for by the Owner provide the Owner with a draft budget and scope of services for the proposed Change, details of the requested extension of time to the Date for Industrial Completion, and any other obligation of the Contractor under this Contract that is necessarily affected by the proposed Change, all in such detail as the Owner may require. If the Parties agree to the Change, they shall execute a Change Order confirming the Change. If the Parties do not reach agreement on all matters needed to document the Change by Change Order, the Owner may direct the Change by issuing a Change Directive to the Contractor. The Parties will, as soon as reasonably practicable, thereafter, will attempt to reach agreement on the Change and convert the Change Directive to a Change Order.

15.1.3 If the Contractor and Owner fail to agree on everything required to convert the Change Directive to a Change Order, the Contractor shall nevertheless promptly proceed with implementation and performance of the Change Directive. If the Contractor is of the opinion that implementing the Change Directive may impair its ability to meet the Performance Guarantees, or impair its ability to earn the Performance Incentives to which pursuant to Appendix 6 Compensation it may be entitled to receive for meeting the Date for Industrial Completion or the Approved Project Budget, or cause it to be in breach of any Applicable Laws, requirements of Governmental Authorities or requirements of any Permits, Licences and Approvals, or cause either Party to be in breach of its obligations under GC 33.7 or any other provision of this Contract, then the Contractor shall within seven (7) days after receipt of the Change Directive give Notice to the Owner of same, which shall then constitute a dispute to be resolved pursuant to GC 29. Failure of the Contractor to provide Notice as aforesaid within such seven (7) day period shall constitute acceptance by the Contractor that the Change Directive does not impair its ability to meet the Performance Guarantees, or cause it to be in breach of any Applicable Laws, requirements of Governmental Authorities or requirements of any Permits, Licences and Approvals, or cause either Party to be in breach of its obligations under GC 33.7.

15.1.4 If the Contractor receives a Change Order or Change Directive, it shall perform its obligations under this Contract in accordance with the varied Scope of Services.

15.1.5 The Owner, at its discretion, in respect to any one or more Change Orders or Change Directives may require the Contractor to record and invoice all charges against one or more Change Orders or Change Directives against separate, different project or reference numbers. If so, the Contractor shall comply with such requirement, provided that if compliance is not reasonably practicable, the Contractor shall advise the Owner.

15.1.6 For any additional Services it is required to perform pursuant to a Change Order or Change Directive, the Contractors only entitlement for additional compensation is as determined in accordance with and subject to Appendix 6 Compensation.

16.   SUSPENSION

16.1   Notice to Suspend

16.1.1 The Owner may at any time give a written direction to the Contractor to suspend the performance of all or any part of the Services.

16.1.2 If the Contractor receives a direction from the Owner under GC

16.1.1, the Contractor shall immediately suspend the performance of that part of the Services.

16.2   Resumption

16.2.1 The Owner may at any time give a written direction to the Contractor to resume the performance of that part of the Services which has been suspended.

16.2.2 If the Contractor receives a direction under GC 16.2.1 the Contractor shall promptly resume the performance of that part of the Services which has been suspended.

16.3   Compensation

16.3.1 Subject to GC 16.4.2, the Owner will pay the Contractor compensation for the suspension of the Services on such basis as the Parties may agree or, failing agreement, such reasonable cost as the Owners Representative determines to compensate the Contractor for:

(a) keeping its personnel and subcontractors on standby (to the extent stated in the Notice referred to in GC 16.1.1); and
(b) the mobilization and demobilisation of the Contractors personnel and subcontractors, and equipment (if any).

16.4   Termination

16.4.1 Subject to GC 16.4.2, if a suspension of the performance of a part of the Services which is the subject of a direction under GC
16.1.1 continues for more than six (6) months:

(a) the Contractor may give a Notice to the Owner requiring the Owner to give a direction to the Contractor under GC 16.2.1 to resume performance of that part of the Services; and
(b) if the Owner fails to give a direction to the Contractor under GC 16.2.1) within thirty (30) days of receiving the Contractors Notice under GC 16.4.1(a), the Contractor:
(i) may terminate this Contract by giving seven (7) days Notice to the Owner;
(ii) will be entitled to be paid in accordance with GC 16.3 for the part of the Services performed in the relevant period up to the date of termination or the date the Contractor ceased to perform the Services; and
(iii) acknowledges and agrees that it is not entitled to make any other Claim against the Owner except as otherwise provided in this Contract.

16.4.2 If the Owner gives a direction under GC 16.1.1 as a result of a breach by the Contractor of its obligations under this Contract, the Contractor is not entitled to:

(a)   terminate this Contract under GC 16.4.1(b)(i); or
(b)   make any other Claim.

17.   EVENTS OF FORCE MAJEURE

17.1   Events of Force Majeure

17.1.1 Subject to the provisions of GC 17.6, for purposes of this Contract an Event of Force Majeure shall mean any circumstance described in GC 17.2 that is not within the reasonable control, directly or indirectly, of the Party affected, but only if and to the extent that:

(a) such circumstance, despite the exercise of all reasonable due diligence, cannot through the exercise of all due diligence be or be caused to be prevented, avoided or removed by such Party;
(b) such circumstance adversely affects (in cost and/or time) the ability of the Party affected to perform its obligations under the Contract, and the Party affected has taken all reasonably practicable precautions, due care and reasonable alternative measures in order to avoid the effect of such circumstance on the Partys ability to perform its obligations under the Contract (such reasonably practicable precautions, due care and reasonable alternative measures to be no less than the other Party would take in similar circumstances if they were to its account);
(c) such circumstance is not the direct or indirect result of the failure of the Party claiming force majeure to perform any of its obligations under the Contract or is not the direct or indirect result of the fault or negligence of such Party; and
(d)   such Party has given the other Party Notice in accordance with GC
17.4.

Provided, however, that lack of financial capacity, inability of a Party to pay, and an event that results from a lack of financial capacity or inability of a Party to pay, shall not constitute an Event of Force Majeure.

17.2 Instances of Force Majeure

17.2.1 Subject to the provisions of GC 17.1 and GC 17.6, the following events that occur during the performance of the Services shall constitute Events of Force Majeure:
(a) acts of war (whether war be declared or not), acts of the public enemy, or acts of foreign enemies;
(b) public disorders, insurrection, rebellion, revolution, terrorist acts, sabotage, riots or violent demonstrations or any other protests against political actions;
(c) explosions, fires or floods not caused by or attributable to the Contractor;
(d)   floods, earthquakes or other natural calamities or acts of God;
(e) strike or lockout or other industrial labour action or disruption (including unlawful but excluding lawful strikes or lockouts or other industrial labour action or disruption by the Contractor's employees against the Contractor that are limited in scope to the Contractor and its employees) which have national, provincial, regional or state-wide application, affect the performance of the Services, and last for more than seven (7) consecutive calendar days in the aggregate;
(f) any action or failure to act within a reasonable time without justifiable cause by any Governmental Authority (including any action or failure to act within a reasonable time without justifiable cause by any duly authorized agent of any such Governmental Authority), including the denial of or delay in without justifiable cause the granting of any land tenure, licences, other licences, consents, approvals, or rights, including the Permits, Licences and Approvals upon due application and diligent effort by the Party to obtain same, or the failure once granted to remain without justifiable cause in full force and effect or to be renewed on substantially similar terms;
(g) protests, environmental protest, and other civil disobedience or disturbance;
(h) injunctions not caused by any breach of this Contract by the Contractor; and
(i) any other event beyond the reasonable control of a Party, provided that such event was not reasonably foreseeable and did not result from any error, omission, negligence, neglect, or fault of the Party or of anyone for whom the Party is responsible under the Contract.


17.3 Effect of Event of Force Majeure

17.3.1 Subject to GC 17.4 and GC 17.6, no failure or omission to carry out or observe any of the terms, provisions, or conditions of the Contract shall give rise to any claim by either Party against the other Party, or be deemed to be a breach or default of the Contract provided that Notice of the Event of Force Majeure is delivered within the time limits specified in GC 17.4 by the Party claiming an Event of Force Majeure.

17.3.2 Provided that a Party provides Notice of an Event of Force
Majeure in accordance with GC 17.4, the time for performing obligations under the Contract will be extended for Force Majeure Days in accordance with GC 14.2 and GC 14.3.

17.4 Notice of Event of Force Majeure

17.4.1 If either Partys ability to perform its obligations under the Contract is affected by an Event of Force Majeure, such Party shall as soon as reasonably possible (but in any event within seven (7) days) following the date any Event of Force Majeure has been discovered or would have by a reasonable person in the same position been discovered, give Notice to the other Party stating such date and the nature of the Event of Force Majeure, its expected duration and effect upon the performance of such Partys obligations, and any action being taken to avoid or minimize its effect. The burden of proof shall be on the Party claiming an Event of Force Majeure pursuant to this GC 17.4.

17.5 Period of Suspension for and Mitigation of Event of Force Majeure

17.5.1 The suspension of performance due to an Event of Force Majeure shall be of no greater scope and no longer duration than the delays necessarily resulting from the effect of the Event of Force Majeure. The affected Party:
When the affected Party is able to resume performance of its obligations under the Contract, that Party shall give the other Party Notice to that effect.

17.5.2 If there is an Event of Force Majeure involving any Vendor, then the Contractor shall use reasonable efforts to determine whether it is advisable to find alternate Vendors acceptable to the Owner without materially increasing the cost or schedule, and shall provide its recommendations to the Owner taking into account the overall Project Schedule and Approved Project Budget.

17.5.3 The Contractor shall include in all Trade Contracts, including with Vendors, reasonable provisions that mitigate the delay and additional costs that will be incurred by the Owner if such Vendor or other Trade Contractor claims an Event of Force Majeure under their Trade Contract.

17.6 Certain Events Not to Comprise Events of Force Majeure

17.6.1 Notwithstanding anything to the contrary under any provision of the Contract, and in particular and for clarity notwithstanding any other provision of this GC 17, the following shall not constitute an Event of Force Majeure and shall not excuse any obligations of either Party that arose before the occurrence of an Event of Force Majeure causing the suspension of performance:
(a) the obligation to pay money in a timely manner for obligations and liabilities that matured prior to, during or after the occurrence of an Event of Force Majeure;
(b) late delivery of equipment, materials, supplies, tools, or other items caused by negligent or wilful acts or omissions on the part of the Contractor or any of its subcontractors, except to the extent resulting from damage or destruction of such equipment, materials, supplies, tools or other items;
(c) late delivery of equipment, materials, supplies, tools, or other items to the extent caused by the failure of the Contractor to properly perform the Services in accordance with the requirements of the Contract;
(d) late performance by the Contractor caused by the Contractor's failure to engage qualified personnel, subconsultants and subcontractors, or to hire an adequate number of personnel or labour;
(e) submission by the Contractor of submittals for review by the Owner at a time later than that indicated in the schedule for submittals agreed to by the Contractor and Owner, unless such late submission is itself caused by an Event of Force Majeure;
(f) delays resulting from adverse weather and other environmental conditions which, based on all available historical records or on a reasonable knowledge of the location of the Site, are consistent with those which ought reasonably to have been anticipated for the Site;
(g) delays resulting from unsuitable surface, subsurface, ground, or groundwater conditions which were known or should have been reasonably anticipated by the Contractor or any other contractor with previous experience working in or near the location of the Site; and
(h) equipment failure due to some fault, neglect or negligence of the Contractor, including failure to adhere to or requiring Trade
Contractors to adhere to the manufacturer's recommendations in relation to packing, shipping, unpacking, storing, installation, operation or maintenance.


17.7 Contractor to Follow Owners Instructions

17.7.1 The Owner may, by Change Directive or Change Order, require the Contractor to undertake those specific actions identified in the Change Directive or Change Order as the Contractor can reasonably initiate to remove or relieve either the Event of Force Majeure or its direct or indirect effects on the Owner.

17.8 Contractor Responsible for Negligence

17.8.1 Damages or injuries to persons or properties resulting from an Event of Force Majeure during the performance of the obligations provided for in the Contract shall not relieve the Contractor of the responsibility to bear the cost of the damage or injuries caused by the Contractors negligence or misconduct to the extent such costs are not covered by insurance procured by the Owner pursuant to Appendix 11 Insurance, but only to the extent that the Contractor would otherwise have been liable for such damages or injuries under the Contract.

17.9 Costs Due to Events of Force Majeure

17.9.1 Each Party will be responsible for its own costs in relation to, resulting from or arising out of an Event of Force Majeure.

17.9.2 If physical damage occurs due to an earthquake or a flood (provided the flood or the flood damage is not caused by, attributable to or increased by the actions or inactions of the Contractor) or any other Event of Force Majeure, then the Owner will be responsible for the payment of any deductibles under the insurance required to be procured by the Owner pursuant to Appendix 11 Insurance.

17.9.3 Except as provided in GC 17.9.2, no additional compensation will be paid by the Owner to the Contractor for the effect of or delay due to an Event of Force Majeure.

17.10 Contractors Sole and Exclusive Remedy

17.10.1The Contractors sole and exclusive remedies for the occurrence of an Event of Force Majeure shall be those set forth in GC 17.3, GC
17.5 and GC 17.9.

18. COMPENSATION

18.1 Owners Payment Obligations

18.1.1 The Owner will, subject to GC 18.14 and other provisions of the Contract (including any other right to set off which the Owner may have under the Contract), pay the Contractor in accordance with and subject to the provisions of Appendix 6 Compensation and the Contract.

18.1.2 Notwithstanding any other provision of the Contract, in no event shall the Contractor invoice for or be paid for time expended by its Contract Personnel in the correction or re-performance of any part of the Services required due to errors, omissions, defects or deficiencies in the Services performed by the Contractor and that appear prior to and during the expiry of the warranty period(s) under the Contract applicable to the Services.

18.1.3 The Contractor shall ensure that accurate and detailed daily time sheets are kept and maintained by all Contract Personnel, indicating clearly the name of the person, the hours spent and a reasonably descriptive narrative of the work performed, appropriately coded to allow proper and accurate recording of Project costs and verification by the Owner that the time was reasonable and expended on the performance of the Services.

18.1.4 The compensation as specified in Appendix 6 Compensation shall constitute the Contractors sole and exclusive entitlement to payment from the Owner in respect of the performance of the Services.

18.2 Payment Advances by Owner

18.2.1 On or before the twenty-first day of each calendar month, or such other time as may be mutually agreed, the Contractor shall submit to the Owner in writing an estimate of the Fee, Hourly Remuneration and Eligible Disbursements reasonably anticipated to be charged during the succeeding calendar month, supported by such details as the Owner may reasonably require to substantiate and verify the reasonableness of the estimate. If the Owner disagrees with the amount of the estimate, the Contractor and Owner shall promptly discuss the estimate and arrive at an agreed amount for the estimate (the Payment Advance). On or before the end of each month, the Owner shall transfer to the Contractors trust account an amount equal to the agreed Payment Advance for the next month, and advise the Contractor of the deposit by telephone, email or facsimile by no later than noon on the last day of the month (or on the next business day if the last day of the month is not a business day).

18.2.2 The Payment Advance shall be held by the Contractor in a separate trust account (the Trust Account) to secure payment of its Fee, Hourly Remuneration and Eligible Disbursements incurred in the month for which the Payment Advance is made. The Contractor is not entitled to and shall not transfer any part of that Payment Advance from the Trust Account to its own use and account until after such time as it has received a payment statement from the Owner issued pursuant to GC 18.8, and then only in the amount approved for payment by the Owner in such payment statement.

18.2.3 If, at the end of any month, the payment statement for that month differs from the Payment Advance made for the month, the difference shall be reconciled and taken into account in determining the amount of the Payment Advance for the next ensuing month.

18.3 Electronic Funds Transfer

18.3.1 The Owner will make payment to the Contractor by electronic funds transfer into the Contractors bank account.

18.4   Time For and Format of Application for Payments

18.4.1 Subject to GC 18.10, the Contractor shall give the Owners Representative an invoice for payment on account of the Fee, Hourly Remuneration and Eligible Disbursements and any other amounts payable by the Owner to the Contractor under the Contract (Application for Payment):

(a) within fifteen (15) calendar days after the end of the month in which the Services that are the subject of the Application for Payment were rendered or expended, as applicable, and in the case of the application for final payment within the period required by GC 18.11; and
(b) in the format approved in writing by the Owners Representative which shall as a minimum:
(i) set out the amounts that the Contractor asserts are payable to the Contractor in accordance with the Contract;
(ii) detail the relevant period of the Services for the Application for Payment;
(iii) describe in detail the part of the Services performed during the relevant period for the Application for Payment;
(iv)   set out amounts paid previously under the Contract;
(v) provide an individual reference number for the Owner to quote with remittance of payment; and
(vi)   include any other information directed by the Owners
Representative.

18.5   Additional Matters

18.5.1 In addition to the requirements of GC 18.4.1(b), the Contractor shall, unless directed otherwise by the Owners Representative, include in each Application for Payment:

(a) the price relating to the Services, broken down to reflect the basis upon which the Fee is calculated:
(b)   the name of the Project;
(c)   the name of the Site; and
(d)   the name of the Owners Representative.

18.5.2 The Owners Representative may, prior to the time it is required to issue a payment statement under GC 18.9, request any additional information from the Contractor in respect of its Application for Payment.

18.6   Contractor Warranty

18.6.1 By making an Application for Payment, the Contractor represents and warrants to the Owner that:
(a) the Contractor has performed the Services which are the subject of the Application for Payment;
(b) the Contractor is not aware of any mistakes or omissions in the Services that would require the Contractor to re-perform the Services that are included in the Application for Payment;
(c) any remuneration and other amounts due and payable by the Contractor to any of its employees by Applicable Laws or under an industrial instrument in respect of the Services have been paid, except holdbacks and amounts properly retained in accordance with Applicable Laws or amounts that are the subject of a bona fide dispute;
(d) its subcontractors have been paid all amounts due and payable to them for work or services performed or material supplied by them in respect of the work or services which were the subject of the Application for Payment and which are included in the Application for Payment or any previous Application for Payment, except holdbacks and amounts properly retained in accordance with Applicable Laws or amounts that are the subject of a bona fide dispute; and
(e)   subject to any Claims that may have arisen within the fourteen
(14) day period prior to the Payment claim, the Contractor is not aware of any Claim against the Owner which is not identified in the Application for Payment or in an earlier Application for Payment or Notice of which has not been previously given to the Owner.

18.7   Incomplete Application for Payments

18.7.1 Should any Application for Payment (including any Application for Payment submitted under GC 18.7.2) not contain the information required under GC 18.4.1(b) and GC 18.5, the Owners Representative may:

(a) complete the missing details and assess the Application for Payment in accordance with GC 18.8; or
(b) return the incomplete Application for Payment to the Contractor and notify the Contractor that GC 18.7.2 applies.

18.7.2 Where the Owners Representative returns an incomplete
Application for Payment to the Contractor, the Contractor shall submit a Application for Payment that complies with GC 18.4.1(b) and GC 18.5 within the time notified by the Owners Representative or, where no time is notified, within forty-eight (48) hours.

18.8   Payment Statement

18.8.1 Within ten (10) business days of receipt of:
(a)   a Application for Payment under GC 18.4.1(a);
(b)   the information described in GC 18.5.1; and
(c)   any additional information requested by the Owner's
Representative pursuant to GC 18.5.2;

the Owners Representative will give the Contractor on behalf of the Owner a payment statement which states:

(d) the value of the work carried out by the Contractor in accordance with this Contract as at the date of the Application for Payment;
(e)   the amount already paid to the Contractor;
(f) the amount the Owner is entitled to retain, deduct, withhold or set off under the Contract;
(g) the amount (if any) which the Owners Representative believes to be then payable by the Owner to the Contractor on account of the Contract and otherwise under this Contract and which the Owner proposes to pay to the Contractor; and
(h) if the amount in GC 18.8.1(g) is less than the amount claimed in the Application for Payment:
(i) the reason why the amount in GC 18.8.1(g) is less than the amount claimed in the Application for Payment; and
(ii) if the reason for the difference is that the Owner has retained, deducted, withheld or set off payment for any reason, the reason for the retention, deduction, withholding or setting off.

18.8.2 The Owners Representative may issue a further payment statement correcting any error discovered in any previous payment statement or modifying any previous payment statement issued by it, including but not limited to, as a result of information received from the Contractor pursuant to GC 18.5.

18.8.3 If the Contractor fails to make an Application for Payment in accordance with the Contract, the Owners Representative may nevertheless issue a payment statement under GC 18.9.1.

18.9   Payment

18.9.1 Subject to GC 18.10 and GC 18.13, within thirty (30) days after the end of the month in which a payment statement is issued pursuant to GC 18.8, the Owner will pay to the Contractor or the Contractor shall pay to the Owner, as the case may be, the amount shown in the payment statement as due to the Contractor or to the Owner as the case may be.

18.9.2 A payment made pursuant to the Contract:

(a) will not prejudice the right of either Party to dispute whether the paid amount is the amount properly due and payable;
(b)   will not be evidence of the value of the Services;
(c) will not be evidence that the Services has been executed satisfactorily; and
(d)   will not be an admission of liability on the part of the Owner.

18.10   Conditions Precedent to Entitlement to Payment

18.10.1After the Date of Contract, if at the time that the Contractor submits a Application for Payment under GC 18.4, the Contractor has not:

(a)   [Intentionally deleted];
(b) effected the insurance required by GC 23.1 and (if requested) provided evidence of this to the Owners Representative, or allowed such insurance to lapse;
(c)   paid all subcontractors as required under GC 18.6.1(d);
(d) in the case of a Final Application for Payment, submitted a duly executed Form of Release as required under GC 18.11.1(b); and
(e) complied with all directions given by the Owners Representative under a provision of the Contract, then:
(i)   the Contractor will not be entitled to payment of;
(ii) the Owners Representative will not be obliged to include in any payment statement under GC 18.8; and
(iii) the Owner will not be liable to pay, any amount included in the Application for Payment.

18.11   Final Application for Payment

18.11.1Within two (2) months after the earlier of the date all Performance Guarantees have been met or satisfied and the date the Owner delivers Notice to the Contractor that its Services are no longer required, and in any event on or before Final Acceptance, the Contractor shall deliver to the Owners Representative:
(a) a final payment claim under GC 18.8 entitled 'Final Application for Payment'; and
(b) a duly executed release that conforms to the form specified in Appendix 14 - Form of Release and General Waiver of Claims.


18.11.2The Contractor shall include in the Final Application for
Payment:

(a) a complete statement of accounts, including any changes to the Scope of Services;
(b) all money that the Contractor considers to be due from the Owner arising out of or in connection with the Services, this Contract or any alleged breach of contract;
(c) confirmation that all Documentation, approvals of all Authorities and deliverables as required by this Contract have been lodged with the Owners Representative; and
(d) a certificate stating that all wages (excluding bonuses to personnel which are not yet payable) and other charges have been paid and that no monies are due or owing by the Contractor to any Contract Personnel other than any Contract Personnel disclosed in the certificate.

18.11.3The Contractor shall provide with the Form of Release (as required by GC 18.11.1) details of how the amount claimed (Amount
Claimed) is calculated including:

(a) separate identification of each claim and the amount of each claim which is part of the Amount Claimed;
(b) which clause, if any, of this Contract the Contractor relies upon to support an entitlement to each claim;
(c) if based on breach of Contract -what obligation, if any, the Owner has breached and which the Contractor relies upon to support an entitlement to each claim; and
(d) a description of the other acts, defaults and omissions that the Contractor relies upon to support any entitlement to a claim.

18.11.4After expiration of the two (2) month period in GC 18.11.1, any Claim which the Contractor could have made against the Owner but which has not been made in the Final Application for Payment, whether or not a Final Application for Payment is delivered, is barred.

18.11.5Notwithstanding any other provision of section 18.11, the provisions of section 18.11 do not apply to any claim by the Contractor in respect of Excluded Taxes.

18.12   Interest on Overdue Payments

18.12.1If any money due to either Party remains unpaid after the date on which the money should have been paid, then the Party responsible for the payment shall, following a written request by the other Party for payment of interest, pay to the other Party simple interest on the unpaid amount from, but not including the date on which the money was due at the Prime Rate.

18.12.2The Contractors entitlement to interest, if any, under GC
18.13.1(a) will be the Contractors sole entitlement to interest including damages for loss of use of, or the cost of borrowing, money.

18.13   Set off

18.13.1The Owner may set off or deduct from any payments due to the
Contractor:

(a) any debt or other moneys due from the Contractor to the Owner under this Contract; and/or
(b) any debt or other moneys due from any parent, subsidiary or affiliate of the Contractor to any parent, subsidiary or affiliate of the Owner; and/or
(c) any money or any claim to money that the Owner may have against the Contractor, whether for Damages (including Liquidated damages and the Owner's reasonable estimate of its entitlement to damages for breach of contract) or otherwise, which are due or which will become due under this Contract, except in respect of amounts which are the subject of bona fide active claims against an insurer provided that such claims are being pursued diligently.


18.14   Owners Payment of Subcontractors

18.14.1If the Contractor owes any subcontractor of the Contractor money in connection with the Services, and

(a) that money has been outstanding under the relevant subcontract for more than fourteen (14) days; and
(b) the Contractor cannot satisfy the Owners Representative that there is a valid reason for that outstanding money not having been paid, the Owner may pay the subcontractor the outstanding amount and the outstanding amount so paid will be a debt due and immediately payable from the Contractor to the Owner.

18.14.2No debt by the Owner will be taken to have accrued in favour of the Contractor in respect of any payment by the Owner of an outstanding amount in accordance with GC 18.14.1.

18.14.3The Owner is entitled to withhold from any payment which would otherwise be due to the Contractor under the Contract any amount owing to a subcontractor by the Contractor under GC 18.14.1, and if such amount owing to a subcontractor is not disputed may make payment directly to the subcontractor (in which case such payment shall be deemed authorized by a direction to pay from the Contractor to the Owner).

18.15 Property and Liens

18.15.1The Contractor shall not (insofar as is permitted by Applicable
Laws) allow or permit any employee or subcontractor to assert any right to a construction, builders, mechanics, unpaid vendors or other lien for unpaid work or services over the Site or Project (or part thereof) or take any steps whatsoever to lodge or register a lien over the Site or Project (or part thereof) under, or in pursuance of, any Applicable Laws, and the Contractor shall promptly vacate, discharge or otherwise cause such lien to be removed and discharged from title which may be registered by such person.

18.16 Taxes

18.16.1The Contractor is and remains liable for payment of any Taxes connected to the Services, save and except Taxes related to the Owners operations or income. If any Tax is imposed, the Contractor shall pay the full amount to the relevant Governmental Authority and shall indemnify the Owner against any failure to do so. If any exemptions, reductions, allowances, rebates or other privileges in relation to Taxes (other than Taxes imposed on the Contractors income or non-Project operations of the Contractor) may be available to the Contractor or the Owner, the Contractor shall adjust any payments due to reflect any such savings or refunds (including interest awarded) to the maximum allowable extent.

18.16.2Amounts payable determined in accordance with Appendix 6
Compensation include all Taxes prevailing at the Date of Contract, save and except the Excluded Taxes.

18.16.3The Owner is responsible for payment of the Excluded Taxes to the extent that the Owner or Contractor are liable and responsible for payment of the Excluded Taxes. The Contractor may include in any Application for Payment (as defined in GC 18.4) the amount of any Excluded Taxes in respect of the amounts claimed in the Application for Payment or any previous Application for Payment, and shall include with such Application for Payment such documentation as the Owner may reasonably require to demonstrate and verify to the Owners satisfaction the proper amount of the Excluded Taxes that is due in respect of the performance of the Services.

18.16.4Except for Excluded Taxes, if any rate of Tax is increased or decreased or a new Tax is introduced or an existing Tax is abolished or any change in interpretation or application of any Tax occurs in the course of performance of the Contract, an adjustment will be made to the Amounts payable determined in accordance with Appendix 6 Compensation to reflect any such change regardless of whether this results in the Amounts payable determined in accordance with Appendix
6  Compensation increasing or decreasing.

18.16.5The Owner may deduct from the whole or part of payments due to the Contractor any Taxes which the Owner is required to withhold or deduct by any Governmental Authority.

19. MITIGATION

19.1 General Duty to Mitigate

19.1.1 Without limiting but in addition to all other duties to mitigate required by the Contract, in all cases where either Party is entitled to receive from the other Party any additional compensation, damages or extensions of time, including for or resulting from Change Orders, Change Directives if applicable, suspensions of some or all parts of the Services, or termination of some or all parts of the Services, that Party shall use both all reasonable efforts and all due diligence to mitigate and reduce the amount required under the Contract to be paid by the other Party or the amount of the extension of the Date for Industrial Completion. Notwithstanding any other provision of the Contract, that Party shall not receive those parts of any costs incurred by that Party or those parts of any additional compensation or extensions of time, including for Change Orders, Change Directives or otherwise, that such Party could have reasonably mitigated against, reduced or otherwise avoided by the exercise of both all reasonable efforts and all due diligence as required in accordance with the foregoing. In the foregoing, references to all reasonable efforts and to exercise of all due diligence shall be construed to be no less than those that would be exerted by any reasonable corporation in comparable circumstances where it was solely at risk and responsible for all such costs and delays without any reimbursement from anyone else. Upon request from the other Party, the Party claiming relief shall promptly submit a detailed description, supported by all reasonable documentation, of the measures and steps taken by the entitled Party to mitigate and meet the aforesaid obligations.

20. ASSIGNMENT

20.1 Assignment by Contractor

20.1.1 Subject to GC 20.1.2, it is expressly understood that the Contract is personal to the Contractor and that the Contractor shall have no right, power, or authority to assign or delegate the Contract or any portion thereof, or any part of the Services, either voluntarily or involuntarily, or by operation of law, including by way of subcontracting or other delegation, to an affiliate. The Contractors attempted assignment or delegation of the Contract or any portion thereof or any of part of the Services in contravention of this GC
20.1.1 shall be null and void and shall be ineffective to relieve the Contractor of its responsibility to perform its obligations hereunder.

20.1.2 The Contractor may, with the prior written approval of the Owner not to be unreasonably withheld, which approval may be subject to the Contractor first demonstrating to the Owner that all of the Contractors Key Personnel as identified in the Contract will transfer to the assignee and, after the assignment, continue to perform the Services in their same positions and with their same authorities as they had prior to the assignment, assign all or part of its right, title, and interest in the Contract to any parent, subsidiary or affiliated company of the Contractor, provided that:

(a) the Contractor shall then remain jointly and severally liable with the assignee for all obligations and liabilities of the Contractor hereunder;
(b) the Owner may at its sole option have recourse against either or both the assignee and the Contractor for any and all obligations or liabilities of the Contractor; and
(c) there is no adverse affect on the validity or enforceability of any Parent Company Guarantee previously delivered by or on behalf of the Contractor to the Owner under the Contract, and that the Parent Company Guarantee remain valid and enforceable by the Owner in accordance with the provisions of the Parent Company Guarantee.

20.2   Assignment by Owner to Affiliates and Third Parties

20.2.1 The Owner may, with the prior written approval of the Contractor not to be unreasonably withheld, assign all or part of its right, title, and interest in the Contract to any parent, subsidiary or affiliated company, partnership or joint venture of the Owner which is the transferee or assignee of substantially all of the right, title and interest of the Owner in the Project, and in the same capacity as the Owner, provided that all outstanding amounts properly due and owing to the Contractor at that time have been paid and that such parent, subsidiary or affiliated company, partnership or joint venture of the Owner reasonably demonstrates that it is able to meet the payment obligations of the Owner hereunder.

20.2.2 The Owner may assign all or part of its right, title, and interest in the Contract to any other third party with the prior written approval of the Contractor, which consent will not be withheld provided that all outstanding amounts properly due and owing to the Contractor at that time have been paid and that such third party reasonably demonstrates that it is able to meet the payment obligations of the Owner hereunder.

20.3 Assignment by Owner to Financing Entities and Realization of Security by Financing Entities

20.3.1 Without the prior consent of the Contractor, the Owner may assign all or part of its right, title, and interest in the Contract to any Financing Entity. The Contractor shall execute and deliver to the Owner a consent to and acknowledgement of assignment in a form reasonably acceptable to the Financing Entities, to be effective only when all outstanding amounts properly due and owing to the Contractor at that time have been paid. Any Financing Entity may, in connection with any default under any financing document related to the Project, assign any rights assigned to it hereunder to any third party which is the transferee or assignee of substantially all of the right, title and interest of the Owner in the Project, and in the same capacity as the Owner, provided that all outstanding amounts properly due and owing to the Contractor at that time have been paid and that such third party reasonably demonstrates that it is able to meet the payment obligations of the Owner hereunder. The Contractor shall execute and deliver to the Financing Entities a consent to and acknowledgement of assignment in a form reasonably acceptable to such transferee or assignee. The Contractor shall do all things and execute all documents and provide all further assurances reasonably required by Owner or Financing Entities to give effect to the foregoing, provided that such Financing Entities, insurers and any other persons referred to in GC 21.1.2 shall provide reasonable written assurances that under no circumstances shall any Financing Entity or transferee or assignee thereof have any greater or additional rights or remedies against the Contractor than the Owner has.

20.3.2 The Contractor agrees that, upon receipt of Notice of such assignment after such a default and pursuant to GC 20.3.1, it shall deliver all documents, data, notices, and other communications otherwise required to be delivered to the Owner hereunder to the Financing Entities or their assignee at such address as they shall designate to the Contractor in writing.

20.3.3 The Owner acknowledges and agrees that, upon receipt of Notice of such assignment after such a default pursuant to GC 20.3.1, the Contractor shall be entitled to comply with such Notice in accordance with its terms, and shall have no duty to enquire as to the right of the Financing Entity to provide such Notice, notwithstanding any Notice or objection given by the Owner, or any other fact, circumstance, or event.

20.3.4 The Contractor agrees that in the event the Financing Entities foreclose on the Owners interests hereunder (or if the Contract should be assigned to the Financing Entities in lieu of foreclosure), the Financing Entities or any purchaser at such foreclosure proceeding shall be entitled to succeed to the Owners interests hereunder on the same conditions as provided hereunder, and provided such Financing Entities or purchaser continues to perform the Owners obligations under this Contract and such succession shall not constitute a breach of any provision of this Contract prohibiting subletting or assignment or of any other provision of the Contract. If the Financing Entities should acquire this Contract by foreclosure, an assignment in lieu of foreclosure or otherwise, the Contractor agrees that the Financing Entities may (provided that, as a pre-condition, any defaults by the Owner in its payment and indemnity obligations hereunder are cured) and on substantially the same terms as set out in GC 20.3.1, assign or sublet the Contract to an assignee who is financially reliable and who agrees to perform the Owners obligations hereunder. In the event of any such assignment by the Financing Entities, the Financing Entities shall have no further obligations under the Contract and the assignee shall be entitled to the benefit of all of the provisions of the Contract.

20.3.5 On termination of this Contract prior to the stated expiration of the term hereof for any reason whatsoever, including default, the Contractor shall enter into a new agreement with the Financing Entities with the highest lending priority immediately prior to the termination of this Contract if the Financing Entities (i) give notice of request for such a new agreement within thirty (30) days after termination of this Contract; (ii) pay all costs incurred by the Contractor as a result of default and/or termination; and (iii) remedy all defaults as though this Contract had not been terminated. The new agreement shall be for the remainder of the term hereof, effective at the date of termination upon the same terms and conditions provided herein.

21. COOPERATION WITH FINANCING ENTITIES AND INSURERS

21.1.1 It is understood that the Owner intends to and will procure from Financing Entities project financing or other financing arrangements suitable to the Owner to complete the Project. The Contractor acknowledges that procurement of project financing from Financing Entities is essential for the Project to proceed and, accordingly, the Contractor agrees to and shall cooperate fully with, and act reasonably in any dealings with, any Financing Entities to the Project and, without limiting the generality of the foregoing, the Contractor agrees to and shall:
(a) use its reasonable best efforts to assist the Owner in its dealings with any Financing Entities to the Project, including participation in oral and written presentations to prospective
Financing Entities, conditional upon receipt by the Contractor of reasonable written waivers of extra-contractual liability from such Financing Entities;
(b) not unreasonably withhold its consent to any amendments to the Contract that may be required by the Financing Entities as a condition of their providing financing to the Project which do not change the substance of the agreement evidenced hereby; and
(c) following procurement of financing from the Financing Entities, cooperate with the Owner in its dealings with the Financing Entities.

21.1.2 The Contractor acknowledges and agrees that the Owner may be required to provide to the Financing Entities and any and all insurers, and their respective representatives, the right to review, inspect, audit and monitor the performance of the Services and the Work, the Site, any item of equipment (including equipment under fabrication), materials, supplies, tools, other items, design, engineering, service, or workmanship to be provided hereunder and the Facility, and to observe all tests, Performance Tests and all other aspects of the Facility as and to the same extent as the Owner has such rights hereunder. The Contractor shall allow all of them reasonable access during normal working hours to its offices, the Site, the Work (including equipment under fabrication) and the Project, and to the Contractors technical details pertaining thereto, as reasonably requested by any of the Owner, Financing Entities and insurers. The Contractor shall incorporate such rights of review, inspection, audit and monitoring in all equipment purchase orders and Trade Contracts.

21.1.3 The Contractor will include provisions in all Trade Contracts that allow representatives of the Financing Entities and insurers to inspect, review and monitor the progress of the Trade Contracts and conformance with the requirements of this Contract and the applicable Trade Contracts.

22.   SECURITY

22.1   Delivery and Form of Security from Owner

22.1.1 Within seven (7) days after the Date of Contract, the Owner shall deliver to the Contractor:

(a) a guarantee of all payment obligations of the Owner hereunder, conforming to the form of such guarantee in Appendix 19 Payment Guarantee, executed and delivered by Gold Reserve Inc. in favour of the Contractor; and
(b) a certificate from an officer of Gold Reserve Inc. verifying and confirming that the guarantee has been duly authorized, executed and delivered, conforming to the form of such certificate in Appendix 19 Payment Guarantee.

23.   INSURANCE

23.1   Owner Provided Insurance

23.1.1 The Owner shall provide the Insurance as set out in Appendix 11-1 Insurance by Owner.

23.2   Contractor Provided Insurance

23.2.1 The Contractor shall provide the Insurance as set out in Appendix 11-2 Insurance by Contractor.

24.   CONTRACTORS REPORTING AND RELATED OBLIGATIONS

24.1.1 In addition to any other reporting obligations imposed on the Contractor under this Contract, the Contractor, at a minimum, shall:

(a) within fifteen (15) calendar days after the end of each month give a written report (in a form approved by the Owners Representative) to the Owners Representative setting out:
(i)   if applicable, details of the progress of tendering for the Trade
Contracts;
(ii) the progress of the Project against the Project Plan and the effect on the Project Plan of any change to the Project, including a curve showing cumulative actual and forecasted cashflow (including costs for any changes to Project) against time;
(iii) details of any activities which are behind the progress anticipated in the Project Plan;
(iv)   any foreseen delays to future activities on the Project Plan;
(v) the likely effect on the Project Plan of any actual or foreseen delay;
(vi) current claims for changes and extensions of time by Trade Contractors under the various Trade Contracts, including details of dates submitted, dates approved and any other details the Owners Representative requires;
(vii)   the status of all activities on which work is being undertaken;
(viii) details of all consultants and other subcontractors currently employed or proposed to be employed by the Contractor for the purposes of the Services;
(ix) evidence of compliance with the quality assurance requirements of this Contract;
(x) industrial relations issues affecting (or which may affect) the performance of the Project;
(xi) evidence of compliance with the Safety and Health Plan and safety statistics;
(xii) strategies implemented or proposed to overcome problems, including corrective action statements for catching up lost time or avoiding potential delays;
(xiii) the total amount of Trade Costs payable to Trade Contractors under any Trade Contracts awarded to date; and
(xiv)   any other matter reasonably required by the Owners
Representative;
(b) give the Owners Representative, on request and within a reasonable time:
(i) any information the Contractor has in its possession in connection with the performance of the Project, provided that the Contractor shall not be obliged to provide any information which is privileged or which might reasonably be expected to void any insurance coverage;
(ii) any report on any specific issue in connection with the performance of the Project; and
(iii) any other periodic report (including Project cost reports, and subcontractor reports), which the Owners Representative reasonably requires;
(c) promptly report all incidents and accidents to the Owners site safety representative using the Owners standard forms;
(d) advise the Owners Representative (in writing if the Owners Representative directs) of suitable courses of action in relation to matters raised in Project Control Group meetings; and
(e) establish and maintain any records which the Owners Representative reasonably requires.

25.   REPRESENTATIONS

25.1.1 The Contractor represents to the Owner:

(a) it is duly incorporated and validly exists under the law of its place of incorporation;
(b)   it has full legal capacity and power:
(i)   to own its property and assets and to carry on its business; and
(ii) to enter into this Contract and to perform its obligations under this Contract;
(c) it has taken all corporate action that is necessary to authorize its entry into this Contract and to perform its obligations under this Contract;
(d) this Contract constitutes a legal, valid and binding obligation of it enforceable in accordance with its terms by appropriate legal remedy;
(e) neither its execution of this Contract nor the carrying out of its obligations under this Contract, does or will:
(i) contravene any Applicable Laws to which it or any of its property is subject or any order of any Governmental Authority or other person that is binding on it or any of its property;
(ii) contravene any undertaking or instrument binding on it or any of its property; or
(iii)   contravene its constitution or other constating documents;
(f) no litigation, arbitration, mediation, conciliation or administrative proceedings are taking place, pending or threatened against it which if adversely decided could, in the reasonable opinion of the Contractor's management, have a material adverse effect on the Contractor's business, assets or financial condition or its ability to perform its obligations under this Contract;
(g) no receiver or receiver and manager is currently appointed in relation to any of its property;
(h) it has familiarized itself with local conditions at the Site and all Applicable Laws;
(i) its Contract Personnel will not enter the Site without having first familiarized themselves to the extent necessary with local conditions and Applicable Laws;
(j) it has inspected the Site and its surroundings, but has not conducted detailed investigations at Site;
(k) subject to its obligations to comply with Applicable Laws, it will not intentionally or wilfully damage the name or reputation of the Owner or wrongfully invite adverse public criticism of the Owner; and
(l) any factual information given or representation made to the Owner or to the Owner's Representative in connection with the Project is (to the best of the Contractor's knowledge) accurate and current at the time given and is not intentionally misleading or deceptive in any respect, and any expressions of opinion represents the Contractor's honest, good faith opinion at the time the expression is made or given.

25.1.2 The representations contained in GC 25.1.1(a) to GC 25.1.1(e) and in GC 25.1.1(k) and GC 25.1.1(l) will be treated as made and be binding upon the Contractor continuously during the term of this Contract.

25.1.3 The Owner represents to the Contractor:

(a) it is duly incorporated and validly exists under the law of its place of incorporation;
(b)   it has full legal capacity and power:
(i)   to own its property and assets and to carry on its business; and
(ii) to enter into this Contract and to perform its obligations under this Contract;
(c) it has taken all corporate action that is necessary to authorize its entry into this Contract and to perform its obligations under this Contract;
(d) this Contract constitutes a legal, valid and binding obligation of it enforceable in accordance with its terms by appropriate legal remedy;
(e) neither its execution of this Contract nor the carrying out of its obligations under this Contract, does or will:
(i) contravene any Applicable Laws to which it or any of its property is subject or any order of any Governmental Authority or other person that is binding on it or any of its property;
(ii) contravene any undertaking or instrument binding on it or any of its property; or
(iii)   contravene its constitution or other constating documents;
(f) no litigation, arbitration, mediation, conciliation or administrative proceedings are taking place, pending or threatened against it which if adversely decided could, in the reasonable opinion of the Owner's management, have a material adverse effect on the Owner's business, assets or financial condition or its ability to perform its obligations under this Contract;
(g) no receiver or receiver and manager is currently appointed in relation to any of its property;
(h) subject to its obligations to comply with Applicable Laws, it will not intentionally or wilfully damage the name or reputation of the Contractor or wrongfully invite adverse public criticism of the Contractor; and
(i) any factual information given or representation made to the Contractor or to the Contractor's Representative in connection with the Project is (to the best of the Owner's knowledge) accurate and current at the time given and is not intentionally misleading or deceptive in any respect, and any expressions of opinion represents the Owner's honest, good faith opinion at the time the expression is made or given.

25.1.4 The representations contained in GC 25.1.3(a) to GC 25.1.3(e) and in GC 25.1.3(h) and GC 25.1.3(i) will be treated as made and be binding upon the Owner continuously during the term of this Contract.

26.   DEFAULT AND TERMINATION

26.1   Default by Owner

26.1.1 If the Contractor considers that the Owner:

(a) is in breach of or default under this Contract (provided that any failure to comply with any schedule or deadline requirement shall not comprise a default except where such schedule or deadline is in regard to a requirement to make payment hereunder to the Contractor); or
(b) has breached a representation or warranty which it has given to the Contractor under this Contract, including a representation made under GC 25.1.3,

the Owner may give the Contractor a Notice:

(c)   specifying the alleged breach of or default under this Contract;
(d) specifying a reasonable time and date by which the Owner shall rectify the breach or default (or overcome their effects); and
(e) requiring the Owner to show cause in writing why the Contractor should not exercise its rights under GC 26.2.

26.1.2 If the Contractor gives the Owner a Notice referred to in GC

26.1.1, the Owner shall:

(a) comply with the Notice and give the Contractor a program to rectify the relevant default or remedy the breach (or overcome their effects) in accordance with the terms of the Contractors Notice; or
(b) notify the Contractor in writing that the Contractor disputes the notice, with a concise statement of the grounds for the dispute.

26.1.3 If the Owner fails to rectify a default or remedy a breach (or overcome their effects) in accordance with the terms of a Notice referred to in GC 26.1.1:
(a)   the Contractor may take any action it considers appropriate to:
(i)   rectify that default; or
(ii)   remedy that breach; and
(b) the Owner shall pay to the Contractor, as part of the Services, any incremental costs incurred by the Contractor to rectify or remedy the default or breach (including reasonable costs paid to third parties), except to the extent such default or breach arises from the negligence or wilful default of the Contractor.

26.2   Termination by Contractor Following Default by Owner

26.2.1 Subject to GC 26.3, the Contractor may terminate this Contract, with immediate effect, by Notice to the Owner after it has previously given the Owner a Notice under GC 26.1.1 and the Owner has not complied with that Notice.

26.2.2 If the Contractor terminates this Contract pursuant to GC
26.2.1, then the Contractor shall:
(a) not be obliged to continue to perform any Services after the effective date of such termination; and
(b) be paid for all parts of the Services completed to the effective date of such termination.

26.3   Rights of Financing Entities on Default by Owner

26.3.1 If there shall occur and be continuing a default by the Owner of its obligations under the Contract, or if an event occurs which with the lapse of time or giving of notice, or both, would be a default of the Owner under the Contract (a Default) entitling the Contractor to terminate the Contract, prior to exercising its right to terminate the Contract the Contractor shall first give the Financing Entities written notice of such Default or event, by registered or certified mail, return receipt requested, at the address last notified in writing by the Owner for such notices. If the Owner fails to cure such Default, the Contractor shall afford the Financing Entities a reasonable opportunity to cure any Default by the Owner including any damages due to delay resulting from the Financing Entities extended opportunity to cure.

26.4   Default by Contractor

26.4.1 If the Owner considers that the Contractor:

(a) is in breach of or default under this Contract (provided that any failure to comply with any schedule or deadline requirement shall not comprise a default except to the extent caused or contributed to by a failure of the Contractor to diligently prosecute the Services or by the breach of a material provision of the Contract); or
(b) has breached a representation or warranty which it has given to the Owner under this Contract, including a representation made under GC 25.1.1,

the Owner may give the Contractor a Notice:
(c)   specifying the alleged breach of or default under this Contract;
(d) specifying a reasonable time and date by which the Contractor shall rectify the breach or default (or overcome their effects); and
(e) requiring the Contractor to show cause in writing why the Owner should not exercise its rights under GC 26.5.

26.4.2 If the Owner gives the Contractor a Notice referred to in GC

26.4.1, the Contractor shall:

26.4.3 If the Contractor fails to rectify a default or remedy a breach (or overcome their effects) in accordance with the terms of a Notice referred to in GC 26.4.1:

(a) the Owner may take any action it considers appropriate, including carrying out or having a third party carry out the part of the Services which is the subject of the default, to:
(i)   rectify that default; or
(ii)   remedy that breach; and
(b) the Contractor shall (subject to the limit of liability set out in GC 28.1) indemnify the Owner against any incremental costs incurred by the Owner to rectify or remedy the default or breach (including reasonable costs paid to third parties), in which case the cost incurred by the Owner will be a debt due and payable from the Contractor to the Owner, except to the extent such damage, cost, loss or liability arises from the negligence or wilful default of the Owner.

26.5   Termination by Owner Following Default by Contractor

26.5.1 The Owner may terminate this Contract, with immediate effect, by Notice to the Contractor after it has previously given the Contractor a Notice under GC 26.4 and the Contractor has not complied with that Notice.

26.6   Termination for Insolvency of a Party

26.6.1 Subject only to Applicable Laws governing bankruptcy and creditors that by such Applicable Laws postpone a Partys rights to terminate, either Party may terminate this Contract, with immediate effect, by Notice to the other Party if:

(a) the other Party becomes (or informs any of the first Party, creditors of the other Party generally, or any particular creditor of the other Party that it is) insolvent or unable to pay its debts as and when they fall due;
(b) a liquidator or provisional liquidator is appointed in respect of the other Party;
(c) a receiver or receiver and manager or an analogous person is appointed to the other Party or any of its property;
(d) the other Party has a mortgagee seeking to exercise a right of possession or control over the whole or a part of its property;
(e) the other Party enters into, or calls a meeting of its members or creditors with a view to entering into, a composition, compromise or arrangement with, or an assignment for the benefit of, any of its members or creditors, or a Court orders that a meeting be convened in respect of a proposed composition, compromise or arrangement between the other Party and its creditors or any class of its creditors, other than for the purpose of restructuring or amalgamation;
(f) the other Party has any execution, writ of execution, mareva injunction or similar order, attachment or other process made, levied or issued against it or in relation to any of its assets;
(g) any application is made or other process commenced (not being an application or process withdrawn, discontinued or dismissed within seven (7) days of being filed) seeking an order for the appointment of a provisional liquidator, a liquidator, a receiver or a receiver and manager to the other Party;
(h) the other Party is declared bankrupt or has filed for some form of protection from its creditors under Applicable Laws relating to or governing bankruptcy;
(i) there is a resolution of creditors or members, or an order of a court, to place in liquidation or bankruptcy and/or wind up the other Party; or
(j) an event happens analogous to an event specified in this GC 26.6.1(a) to GC 26.6.1(i) to which the law of another jurisdiction applies and the event has an effect in that jurisdiction similar to the effect which the event would have had if the law of Canada applied.

26.7   Termination for Events of Force Majeure

26.7.1 Either Party may terminate this Contract by giving Notice to the other Party if an Event of Force Majeure continues for a period of six
(6) months after a Notice is given under GC 17.4 in respect of that Event of Force Majeure.

26.7.2 If this Contract is terminated pursuant to GC 26.7.1:

(a) the Owner (without prejudice to any other rights or remedies it has) will pay the Contractor in accordance with GC 18.1 after receipt of a written claim for payment:
(i) the portion of the Fee due to the Contractor for the Services performed in the relevant period up to the date of termination; and
(ii) the relevant portion of the Fee allocated for demobilisation costs; and
(b) the Contractor is not entitled to any other Claim for any consequential costs, losses or damages.

26.8   Termination by Owner for Convenience

26.8.1 Despite any other provision of this Contract:

(a) the Owner may at its sole discretion and for any reason, including convenience of the Owner and without any fault or default on the part of the Contractor, terminate this Contract effective immediately upon giving Notice to the Contractor or at a future date specified in the Notice; and
(b) subject to the Contractor complying with its professional obligations in the practice of professional engineering and as required to protect Persons and property from damage, the Contractor shall cease the performance of the Services immediately upon receiving that Notice or upon any later date specified in that Notice.

26.8.2 If for any reason a purported termination under GC 26.5, GC 26.6 or GC 26.7 by the Owner is held to be ineffective, the purported termination is not a breach or repudiation of this Contract and is deemed to have been effected under GC 26.8.1.

26.8.3 If this Contract is terminated pursuant to GC 26.8.1:
(a) the Owner (without prejudice to any other rights or remedies it has) will pay the Contractor in accordance with GC 18.1, after receipt of a written claim for payment, the portion of the Fee due to the Contractor for the Services performed in the relevant period up to the date of termination plus demobilisation costs and other costs the Contractor reasonably incurs (and provides satisfactory evidence for) in terminating the Services; and
(b) the Contractor is not entitled to make any other Claim for any consequential costs, losses or damages.

26.9   Termination by Owner of Contract

26.9.1 If the Owner terminates this Contract pursuant to GC 26.5, GC 26.6, GC 26.7 or GC 26.8, then:

(a) the Owner may engage and pay other persons to perform the Services. Such other persons may enter the Site and use all Goods necessary to perform the Services, and the Contractor shall provide to such other persons full and free access to the Site and Goods for that purpose;
(b) as and when required by the Owner by Notice to the Contractor (and not before), the Contractor shall remove from the Site any other property of or in the possession or control of the Contractor within one (1) month of receiving such Notice. If the Contractor fails to do so, the Owner may remove and/or dispose of any such other property as it sees fit. The Owner may credit to the Contractors account, (or to the Owners account), an amount equal to the proceeds from any sale (less any disposal costs incurred by the Owner);
(c)   the Contractor shall, if so required by the Owner within fourteen
(14) days after the date of termination, use all reasonable efforts to assign or novate to the Owner without payment the benefit of any agreements for the maintenance, manufacture and/or supply (including supply by way of lease, hire purchase, or other right to use arrangement) of constructional plant used to perform the Services or Goods and the performance of any part of the Services; and
(d) the Contractor shall deliver to the Owner within fourteen (14) days after the date of termination:
(i)   all the Owner Documentation;
(ii)   all Contract Material; and
(iii) anything recording, containing, setting out, or making reference to the Services or the Project, save that the Contractor may keep one copy of such documentation and material in accordance with the confidentiality obligations of this Contract.

26.9.2 If the Owner terminates this Contract pursuant to GC 26.5 or GC 26.6, the Owner may, without limiting any other rights it may have to pay suppliers and manufacturers:
(a) pay any manufacturer or supplier for any constructional plant delivered or work performed for the purpose of this Contract (whether before or after the date of termination) which has not already been paid for by the Contractor; and
(b) deduct amounts equal to any such payments from any moneys due to the Contractor from time to time.

26.10   Recovery of Loss

26.10.1If the Owner terminates this Contract pursuant to GC 26.5 or GC 26.6, or if the Contractor repudiates the Contract and the Owner otherwise terminates the Contract, then the Owner shall:

(a) not be obliged to make any further payments to the Contractor except for any money that is the subject of a Application for Payment under GC 18.4 or a payment statement under GC 18.8; and
(b) subject to GC 28.1, be entitled to recover from the Contractor any costs, losses, damages or liability incurred or suffered or suffered by it as a result of, or arising out of, or in any way in connection with, such termination.

26.11   Preservation of Other Rights

26.11.1If the Contractor:
(a)   is in breach of or is in default under this Contract; or
(b) breaches a warranty which it gives the Owner under this Contract, nothing in this GC 26 shall, subject to 28.1, prejudice the right of the Owner to exercise any other right it may have under this Contract or at law or equity.

27.   INDEMNITIES

27.1   Indemnity by EPC Contractor

27.1.1 Subject to GC 27.1.2, the Contractor shall indemnify and save harmless the Owner and its directors, officers, employees, agents, contractors, subcontractors, representatives and affiliates, and each of them, and defend any and all of them at their request, from and against any and all claims, costs, damages, expenses, losses, fines, taxes, contributions, severance payments, demands and other liabilities which they may suffer or incur, and also from and against any action, suit, claim, demand or proceeding of any nature that may be brought against them (including legal fees and disbursements on a full indemnity basis incurred by them in defending such action, suit, claim, demand or proceeding):

(a) in respect of an infringement of any patent or intellectual property rights of others used or specified by the Contractor; or
(b)   in respect of:
(i)   loss of, or damage to, any real or personal property;
(ii) the personal injury to, or disease or illness (including mental illness) affecting, or death of, any person; or
(iii) any environmental impairment or Contamination resulting from sudden and accidental spills or Contamination, arising out of or in connection with the following (including, without limitation, during the correction or re-performance of non-compliant Services, or the rectification of any defect, deficiency or non-conformance in respect of the Services, or the fulfilling of any warranties under the Contract):
(iv)   any negligent act or omission of the Contractor or the Contract
Personnel;
(v) any failure by the Contractor to observe or perform its obligations under this Contract or any breach by the Contractor of this Contract; or
(vi) the breach of, or failure to comply with, any Applicable Laws or the requirements of any Permits, Licences and Approvals by the Contractor or the Contract Personnel.


27.1.2 The Contractors liability under GC 27.1.1 of this Contract will be reduced proportionately to the extent that the cost, damage, expense, loss or other liability or claim was caused by a negligent act or omission of the Owner or those for whom the Owner is responsible under the Contract.

27.1.3 For the purposes of GC 27.1.1, the Owner will be deemed to be acting as agent or trustee on behalf of or for the benefit of all persons who are or might be its directors, officers, employees, agents, contractors, subcontractors, representatives or affiliates from time to time, as well as on its own behalf.

27.2   Indemnity by Owner

27.2.1 Subject to GC 27.2.2, the Owner shall indemnify and save harmless the Contractor and its directors, officers, employees, agents, contractors, subcontractors, representatives and affiliates, and each of them, and defend any and all of them at their request, from and against any and all claims, costs, damages, expenses, losses, fines, taxes, contributions, severance payments, demands and other liabilities which they may suffer or incur, and also from and against any action, suit, claim, demand or proceeding of any nature that may be brought against them (including legal fees and disbursements on a full indemnity basis incurred by them in defending such action, suit, claim, demand or proceeding):

(a) in respect of an infringement of any patent or intellectual property rights of others specified by the Owner; or
(b)   in respect of:
(i)   loss of, or damage to, any real or personal property;
(ii) the personal injury to, or disease or illness (including mental illness) affecting, or death of, any person; or

(iii) any environmental impairment or Contamination (except sudden and accidental spills or Contamination for which the Contractor is responsible to indemnify the Owner under GC 27.1), arising out of or in connection with:
(iv)  any negligent act or omission of the Owner;
(v) any failure by the Owner to observe or perform its obligations under this Contract or any breach by the Owner of this Contract; or
(vi) the breach of, or failure to comply with, any Applicable Laws or the requirements of any Permits, Licences and Approvals by the Owner.

27.2.2 The Owners liability under GC 27.2.1 of this Contract will be reduced proportionately to the extent that the cost, damage, expense, loss or other liability or claim was caused by a negligent act or omission of the Contractor or those for whom the Contractor is responsible under the Contract.

27.2.3 For the purposes of GC 27.1.1, the Contractor will be deemed to be acting as agent or trustee on behalf of or for the benefit of all persons who are or might be its directors, officers, employees, agents, contractors, subcontractors, representatives or affiliates from time to time, as well as on its own behalf.

28.   LIMITATION OF LIABILITY

28.1   Limitation of Contractor Liability

28.1.1 Subject to GC 28.1.2 and GC 28.1.3, the maximum liability of the Contractor to the Owner hereunder or in any way connected to the Services or the Contractors performance of the Services shall not exceed the following:

(a) For that part of any claim under GC 27.1 (excluding liabilities to third parties for personal injury, wrongful death, or damage or destruction to property) for which any insurance is available to indemnify the Contractor, or for which any insurance would have been available to indemnify the Contractor if the Contractor had fulfilled its obligations under this Contract and procured the insurance specified in Appendix 11 Insurance to be procured by the Contractor, then the greater of:
(i) applicable limits specified in the Contract for the relevant insurance required to be procured by the Contractor pursuant to the Contract; and
(ii) the amount of insurance proceeds actually available to indemnify the Contractor for such claims under any of the policies of insurance specified in Appendix 11 Insurance and procured by or on behalf of the Owner or the Contractor specifically for the purpose of this Project.

Provided, however, that if prior claims are made against the Contractor during the relevant policy period and if such prior claims actually reduce the limits otherwise available under the policy of insurance, then the applicable limits referred to in GC 28.1.1(a)(i) shall be construed to mean the available limits remaining under the policy.
(b) For all other claims, the maximum amount of liability specified in Appendix 6 Compensation.

For clarity, it is agreed that the purpose of the foregoing is that the Owner shall be entitled to receive, directly or indirectly, the benefit of all insurance procured by or on behalf of the Owner or the Contractor specifically for the purpose of this Project and available to indemnify the Contractor for and against claims made by the Owner against the Contractor.

28.1.2 For purposes of GC 28.1.1, if insurance proceeds are not available to indemnify the Contractor or the Owner because of the Contractors failure, by its negligence or by its breach of its obligations hereunder, to procure the insurance required by this Contract to be procured by the Contractor, or because the Contractor breached the terms and conditions of the Owners or Contractors policy of insurance (provided that in respect of Owners insurance, this shall be limited to terms and conditions known to the Contractor prior to the date of the occurrence giving rise to the claim, and generally in conformance with standard terms and conditions available on reasonable terms for similar insurance policies, and brought to the attention of the Contractor prior to the breach complained of), then the provisions of GC 28.1.1 shall be interpreted and construed as if the policies of insurance specified by this Contract were in full force and effect, in which case the amount of the limitations of liability specified in of GC 28.1.1 shall apply whether or not insurance is available to indemnify the Contractor.

28.1.3 Notwithstanding GC 28.1.2 or any other provision of the Contract, any limitations of liability in favour of the Contractor specified in the Contract shall not apply to or limit the Contractors responsibility and liability to the Owner for the following:
(a) any damage and expense suffered by the Owner arising or resulting from the gross negligence, recklessness or wilful or intentional misconduct on the part of the senior management of the Contractor or the Key Personnel;
(b) liability of the Owner arising or resulting from the breach by the Contractor of the intellectual property rights, including in respect of copyright and patent rights, of third parties;
(c) liability of the Owner to third parties, including Governmental Authorities, arising or resulting from the Contractor acting as agent for the Owner to the extent that such liability arises out of the Contractor acting outside the scope of its authority to act as the Owner's agent hereunder; and
(d) the Contractor's liability (if any) to Governmental Authorities for breach by the Contractor of any Applicable Laws, including for any liabilities imposed under Applicable Laws in relation to workers employed by or through the Contractor for the performance of the Services.

28.1.4 The liabilities of the Contractor hereunder shall be exclusive of the liability of the Contractors related and affiliated companies, subconsultants and agents, and their respective officers directors, and employees in respect of the matters contemplated herein.

28.2   Limitation of Owner Liability

28.2.1 Subject to GC 28.2.2 and GC 28.2.3, the maximum liability of the Owner to the Contractor hereunder or in any way connected to the Services or the Contractors performance of the Services (except for compensation payable under Appendix 6
Compensation for Services rendered) shall not exceed the following:

(a) For that part of any claim under GC 27.2 (excluding liabilities to third parties for personal injury, wrongful death, or damage or destruction to property) for which any insurance is available to indemnify the Owner, or for which any insurance would have been available to indemnify the Owner if the Owner had fulfilled its obligations under this Contract and procured the insurance specified in Appendix 11 Insurance to be procured by the Owner, then the greater of:
(i) applicable limits specified in the Contract for the relevant insurance required to be procured by the Owner pursuant to the Contract; and
(ii) the amount of insurance proceeds actually available to indemnify the Owner for such claims under any of the policies of insurance specified in Appendix 11 Insurance and procured by or on behalf of the Owner or the Contractor specifically for the purpose of this Project.

Provided, however, that if prior claims are made against the Owner during the relevant policy period and if such prior claims actually reduce the limits otherwise available under the policy of insurance, then the applicable limits referred to in GC 28.2.1(a)(i) shall be construed to mean the available limits remaining under the policy.
(b) For all other claims, an amount equal to the amount calculated pursuant to GC 28.1.1(b).

For clarity, it is agreed that the purpose of the foregoing is that the Contractor shall be entitled to receive, directly or indirectly, the benefit of all insurance procured by or on behalf of the Owner or the Contractor specifically for the purpose of this Project and available to indemnify the Owner for and against claims made by the Contractor against the Owner.

28.2.2 For purposes of GC 28.2.1, if insurance proceeds are not available to indemnify the Owner or the Contractor because of the Owners failure, by its negligence or by its breach of its obligations hereunder, to procure the insurance required by this Contract to be procured by the Owner, or because the Owner breached the terms and conditions of the Owners or Contractors policy of insurance (provided that in respect of Owners insurance, this shall be limited to terms and conditions known to the Contractor prior to the date of the occurrence giving rise to the claim, and generally in conformance with standard terms and conditions available on reasonable terms for similar insurance policies, and brought to the attention of the Contractor prior to the breach complained of), then the provisions of GC 28.2.1 shall be interpreted and construed as if the policies of insurance specified by this Contract were in full force and effect, in which case the amount of the limitations of liability specified in of GC 28.2.1 shall apply whether or not insurance is available to indemnify the Contractor.

28.2.3 Notwithstanding GC 28.2.2 or any other provision of the Contract, any limitations of liability in favour of the Owner specified in the Contract shall not apply to or limit the Owners responsibility and liability to the Contractor for the following:

(a) any damage and expense suffered by the Contractor arising or resulting from the gross negligence, recklessness or wilful or intentional misconduct on the part of the senior management of the Owner or its senior management personnel;
(b) liability of the Contractor arising or resulting from the breach by the Owner of the intellectual property rights, including in respect of copyright and patent rights, of third parties, to the extent that such breach by the Owner is not caused by or attributable to the Contractor or the performance of the Services; and
(c) the Owner's liability (if any) to Governmental Authorities for breach by the Owner of any Applicable Laws, including for any liabilities imposed under Applicable Laws in relation to workers employed by or through the Owner for the performance of the Services, to the extent that such breach by the Owner is not caused by or attributable to the Contractor or the performance of the Services.


28.2.4 Subject to any and all other express written agreements and guarantees (including the payment guarantee delivered pursuant to GC 22.1) the liabilities of the Owner hereunder shall be exclusive of the liability of the Owners related and affiliated companies, contractors, consultants, and agents, and their respective officers directors, and employees in respect of the matters contemplated herein.

28.3 Application of Limitations of Liability

28.3.1 All limitations of liability provided for in this Contract shall: apply solely as between Owner and Contractor; survive any termination of this Contract for any reason; and shall apply whether a claim in respect thereof is framed in contract, tort (including negligence), product liability, by statute, or under any other legal theory.

28.4 Exclusion of Consequential Damages

28.4.1 Except to the extent forbidden or prohibited by Applicable Laws, neither Party shall be liable to the other for lost or delayed profits, income, revenues or production, or for damages for increased costs of construction, business or operations, or for other indirect or consequential damages (collectively and individually all of the foregoing referred to herein as Consequential Damages), whether such claim for Consequential Damages is founded in contract, tort (including negligence), by statute, or by any other provision of law, provided however that the aforesaid exclusion of Consequential Damages shall not limit, operate or apply to the following:

(a) an express right hereunder of a Party to claim and recover Liquidated Damages from the other Party; and
(b) Consequential Damages for which the Contractor is, but for the aforesaid exclusion of Consequential Damages, entitled to be indemnified by an insurer under an insurance policy required by Appendix 11 Insurance (other than under the Project E&O Policy, if any, as defined in Section 2 of Appendix 11-2), such that the intent of the aforesaid exclusion of Consequential Damages is that it shall only operate to the extent that the Contractors liability for such Consequential Damages is an uninsured liability, such that if the Contractors liability for Consequential Damages is insured by a policy of insurance other than the EP E&O Policy then the Owner shall obtain the benefit of the proceeds of any such insurance that may be payable but for the aforesaid exclusion of Consequential Damages.

28.5   Exclusion of Warranties of Performance of the Project

28.5.1 Save and except express performance guarantees and warranties of performance of the Project that may be set out in Appendix 5 Performance Guarantees or Appendix 6
Compensation, the Contractor does not guarantee the performance characteristics or production from the completed Project. The Contractor shall, however, in consultation with the Owner use all reasonable efforts to obtain performance guarantees from each of the Trade Contractors to the extent practicable and economic for the scope of work of the Trade Contractors.

29.   DISPUTE RESOLUTION

29.1   General

29.1.1 All disputes, controversies, or claims arising out of or relating to any provision of this Contract or the interpretation, enforceability, performance, breach, termination, or validity hereof, including, without limitation, this GC 29 (collectively and individually referred to herein as a Dispute) shall be resolved in accordance with the provisions of this GC 29.

29.2   Resolution by Owners Representative

29.2.1 Decisions of the Owners Representative under the Contract will be final and binding on both Parties unless, within fourteen (14) days after the Owners Representative making a determination in writing under the Contract, either Party provides Notice to the other, and to the Owners Representative, disputing such decision. Such Notice shall identify the determination which is disputed, the reasons for disagreeing with the determination of the Owners Representative and summarizing the essential elements of the Partys position in relation to the determination, including the position which the Party believes is correct and the relevant facts and provisions of the Contract supporting its position.

29.2.2 If either Party files Notice of dispute of a determination by the Owners Representative pursuant to GC 29.2.1, then neither Party will be bound by the determination and the Dispute shall be resolved pursuant to GC 29.3.

29.3 Resolution by Negotiations

29.3.1 Any Dispute that cannot be resolved:
(a)   by the Owner's Representative pursuant to GC 29.2; or
(b) between the Owner's Representative and the Contractor's Project Manager within fourteen (14) days thereafter shall be referred, by Notice signed by the Owners Representative and the Contractors Project Manager, or signed by either one of them, to the chief executive officer (or his designate) of the Contractor and the chief executive officer (or his designate) of the Owner for resolution. The designate of the chief executive officer in all cases shall be a senior executive of the Party who is, in the management hierarchy of that Party, in a management position senior to that of the Project Manager and the Project Sponsor in the case of the Contractor, and to that of the Owners Representative in the case of the Owner. If the Parties, negotiating in good faith, fail to reach an agreement within a reasonable period of time, not exceeding thirty (30) days or, in the case of Disputes over payment, fourteen (14) days after such referral, then the Dispute shall be submitted to mediation in accordance with GC 29.4.

29.4 Resolution by Mediation

29.4.1 Any Dispute that cannot be resolved pursuant to GC 29.2 or GC
29.3 shall, unless the Parties expressly agree to proceed directly to arbitration in accordance with GC 29.5, be referred to mediation under the rules of the British Columbia International Commercial Arbitration Centre (BCICAC). Mediation shall take place between the Owners chief executive officer, as the representative of the Owner, and the chief executive officer of the Contractor, as the representative of the Contractor. They shall each make themselves available at such times and such places for mediation as the mediator in his or her sole discretion may decide. Each Party shall bear its own costs of the mediation together with one-half of both the mediators costs and the charges of the BCICAC in respect to the mediation.

29.4.2 If mediation does not resolve the dispute between the Parties within sixty (60) days after the appointment of the mediator, either Party may commence arbitration proceedings in accordance with GC 29.5, but only if the Party seeking to commence such proceeding has first obtained from the mediator written confirmation that it has made itself reasonably available and has made reasonable good faith efforts to resolve the dispute through mediation. To the extent allowed at law, neither the subject matter of the mediation nor any records, notes or other documents that were specifically produced only for use in, or created during, the mediation shall be admissible or referred to in any subsequent arbitration or litigation proceeding.

29.5 Resolution by Arbitration

29.5.1 Any Dispute that cannot be resolved pursuant to GC 29.2, GC 29.3 or GC 29.4 shall be referred to and finally resolved by arbitration under the rules of the BCICAC for domestic commercial arbitrations and
(a) before a three (3) person arbitration tribunal if the total of all amounts in dispute exceed $1,000,000; and
(b) before a single arbitrator if the total of all amounts in dispute is less than $1,000,000.

The award of the arbitrator(s) shall be final and binding upon both
Parties.

29.5.2 Notice of demand for arbitration shall be filed with the other Party and with the BCICAC. Any demand for arbitration shall be made within the time beyond which legal or equitable proceedings based on such Dispute would be barred by any Applicable Laws.

29.5.3 The appointing authority shall be the BCICAC.

29.5.4 The case shall be administered by the BCICAC in accordance with its Procedures for Cases under the BCICAC Rules.

29.5.5 In case of arbitration before a single arbitrator, the Parties shall agree on the arbitrator or, failing agreement, the arbitrator will be appointed in accordance with the rules of the BCICAC.

29.5.6 In case of arbitration before a three-person panel, each Party shall have the right to designate an arbitrator of its choice, who need not be from the BCICACs panel of arbitrators but who shall be independent of and not act as an advocate for either Party. Such designation shall be made by Notice to the other Party and to the Association within the time limits specified in the BCICAC rules. The arbitrators designated by the Parties shall designate a third arbitrator, who shall have a background and experience in both arbitrations and legal or judicial matters, within the time period prescribed in the rules of the BCICAC. If the two (2) arbitrators cannot or do not select a third independent arbitrator within such period, either Party may apply to the BCICAC for the purpose of appointing any person listed with the BCICAC as the third independent arbitrator whether or not that person has the requisite technical qualifications and experience.

29.5.7 No one shall be nominated or appointed to act as an arbitrator who is in any way financially interested in the performance of the Services or the Project or in the business affairs of either the Owner, the Contractor, or any consultant, subconsultant or subcontractor of any of them.

29.5.8 Subject to GC 29.5.6, unless the Parties otherwise agree in writing, every arbitrator shall be knowledgeable and experienced in the design and construction of mine process plants comparable to the Project.

29.5.9 The arbitrator(s) shall have the power to amend or vary the rules of the BCICAC, including rules relating to time limits, by agreement of the Parties or, failing agreement, as the arbitrator(s) consider appropriate and necessary in the circumstances.

29.5.10Unless the Parties otherwise agree in writing, the place of arbitration shall be Vancouver, British Columbia, Canada. The place of the arbitration hearings shall be in such location as the Parties and arbitrator(s) may agree or, failing unanimous agreement, in Vancouver, British Columbia.

29.5.11The Parties agree that, notwithstanding the rules of the BCICAC, the arbitrators in any arbitration shall apply the law of the Province of Ontario as the governing law applicable to this Contract.

29.5.12This agreement to arbitrate shall be specifically enforceable.

29.5.13Any award rendered by the arbitrators shall be final, and judgment may be entered upon it in accordance with Applicable Law in any court having jurisdiction thereof.

29.5.14Unless the Parties otherwise agree, all arbitral proceedings will be consolidated into a single arbitration to be held after the Notice of Provisional Acceptance has been issued.

29.5.15The Parties shall proceed with the arbitration expeditiously and shall conclude all proceedings thereunder, including any hearing, in order that a decision may be rendered as soon as practicably possible, given the nature and magnitude of the dispute.

29.5.16If it is determined, either by agreement of the Parties or through arbitration, that:

(a) the Contractor has received payment from the Owner in excess of that to which the Contractor is entitled under the Contract, the Contractor shall promptly refund the amount of such excess payment together with interest thereon at the Prime Rate in effect from time to time plus two percent (2%) per annum, from the day following the date of such payment until the date of full refund to the Owner; and
(b) the Contractor has not received payment from the Owner of an amount that was due when it was due, the Owner shall pay or cause to be paid to the Contractor within thirty (30) days after the final arbitration award is made such withheld amount together with interest thereon at the Prime Rate in effect from time to time plus two percent (2%) per annum, from the day following the date on which such payment is determined to have been unduly withheld (as so determined) until the date of payment in full to the Contractor.


29.5.17Compliance with the requirements of this GC 29.5 in respect of a Dispute is a condition precedent to commencement of litigation in respect of that Dispute.

29.6 Consolidation of Arbitrations

29.6.1 If the Owner (or any corporate affiliate of the Owner) is or becomes involved in any arbitration proceeding with any corporate affiliate of the Contractor , all such arbitrations shall be consolidated or joined with the other arbitration or arbitrations such that all disputes between the Owner (or any corporate affiliate of the Owner) and either or both the Contractor and any corporate affiliate of the Contractor, be resolved by a single arbitral tribunal.

29.7 Dispute Resolution Not to Delay Performance

29.7.1 Unless otherwise agreed in writing, the Contractor shall diligently continue to perform the Services during the pendency of any Disputes or arbitration proceedings so long as all amounts payable to the Contractor hereunder have been paid which are not subject to a dispute by the Owner in good faith, for reasons stated in writing with reasonable particularity.

30. MEDIA RELEASES AND CONFIDENTIALITY

30.1 Media Release

30.1.1 The Contractor shall not advertise or issue any information, publication, document or article (including photographs or film) for publication or media releases or other publicity relating to the Project, this Contract or the Owners business and activities without the prior written approval of the Owner except as may be required by Applicable Laws.

30.1.2 The Contractor shall refer to the Owner any enquiries from the media concerning the Project, this Contract or the Owners business and activities.

30.2 Confidentiality

30.2.1 The Contractor shall not, and shall ensure that the Contract Personnel do not, without the prior written approval of the Owner:
(a) use Confidential Information other than as necessary for the performance of the Services; or
(b) disclose Confidential Information, other than to the extent required by a court of law, government department or regulatory Governmental Authority having jurisdiction over the Contractor or pursuant to any Applicable Laws. The Contractor shall promptly notify in writing the Owner of any requirement to use or disclose Confidential Information.

30.2.2 The Contractor shall, within seven (7) days of a written direction by the Owners Representative to do so, return or destroy all Confidential Information in the Contractors possession, custody or control, save that the Contractor may keep one copy of the Confidential Information in accordance with the confidentiality obligations of this Contract.

31. NOTICES AND COMMUNICATIONS

31.1 Method of Notice

31.1.1 Any Notice pursuant to the terms and conditions of this Contract shall be in writing and

(a) delivered personally, (b) sent by a recognized express mail or courier service, with delivery receipt requested, or (c) sent by confirmed facsimile transmission with telephonic confirmation, to the addresses of the Owners Representative and the Contractor in the Agreement.

31.2 Effectiveness of Notices

31.2.1 Any Notice given under the Contract shall be considered as having been made if mailed by registered prepaid mail, actually delivered, or sent by fax to the recipient at either the addresses or fax numbers stated in the Contract or any substitute address of which the Party sending the Notice has had prior Notice as provided for in the Contract. Any such Notice shall be deemed to have been given at the time it is delivered by hand, or if mailed as aforesaid then within four
(4) calendar days after the date of mailing if mailed in Canada and seven (7) days after the date of mailing if mailed outside of Canada, or if sent by fax then on the date it is transmitted prior to 4:00 p.m. at the place of receipt, otherwise on the morning of the following day.

31.2.2 To be effective, Notices and all formal communications under the Contract shall be in writing and mailed, delivered or transmitted by facsimile transmission, and shall be signed by an authorized representative of the Party.

31.2.3 Although the Parties may use E-mails for day to day communications, E-mails shall not be used for and shall not constitute Notices under the Contract where the Contract expressly requires that a Notice be given, including for Claims, Application for Payments, Events of Force Majeure, and termination.

31.2.4 Verbal communications shall not constitute formal communication or Notice under the Contract and neither Party has any obligation to act on any verbal communication or instruction unless and until it is confirmed in writing. Any action taken by a Party based on verbal communications, instructions or assurances shall be at that Partys sole risk and shall be without liability to or recourse against the other Party.

31.3   Change of Address

31.3.1 A Party may, from time to time, give Notice to the other Party of any change to its address.

32.   NOTIFICATION OF CLAIMS

32.1   Notices of Claims

32.1.1 Except for Claims for:

(a) payment under GC 18 of the original Fee specified in the Contract; or
(b) a variation to the Scope of Services instructed in accordance with GC 15, the Contractor shall give the Owners Representative the Notices required by GC 32.2 if it wishes to make a Claim against the Owner in respect of any direction by the Owners Representative (including a Claim that the direction is a variation to the Scope of Services under GC 15 notwithstanding that it may not have been expressly described as such) or any other fact, matter or thing (including a breach of the Contract by the Owner) under, arising out of, or in any way in connection with, the Project or the Contract, including anything in respect of which:
(c)   it is otherwise given an express entitlement under the Contract;
or
(d)   the Contract expressly provides that:
(i)   specified costs are to be added to the Fee; or
(ii) the Fee will be otherwise increased or adjusted, as determined by the Owners Representative.

32.2   Prescribed Notices

32.2.1 The Notices referred to in GC 32.1 are:

(a) a Notice within fourteen (14) days of the first occurrence of the direction or other fact, matter or thing upon which the Claim is based, expressly specifying:
(i)   that the Contractor proposes to make a Claim; and
(ii) the direction or other fact, matter or thing upon which the Claim will be based; and
(b) a written Claim within twenty-one (21) days of giving the Notice under GC 32.2.1(a), which shall include:
(i) detailed particulars concerning the direction or other fact, matter or thing upon which the Claim is based;
(ii) the legal basis for the Claim, whether based on a term of the Contract or otherwise, and if based on a term of the Contract, clearly identifying the specific term;
(iii) the facts relied upon in support of the Claim in sufficient detail to permit verification; and
(iv)   details of the amount claimed and how it has been calculated.

32.3   Continuing Events

32.3.1 If the direction or fact, matter or thing upon which the Claim under GC 32.1 is based or the consequences of the direction or fact, matter or thing are continuing, the Contractor shall continue to give the information required by GC 32.2.1(b) every twenty-eight (28) days after the written Claim under GC 32.2.1(b) (as the case may be) was required to be given to the Owners Representative, until after the direction or fact, matter or thing upon which the Claim is based, has, or the consequences thereof have, ceased.

32.4   Time Bar

32.4.1 If the Contractor fails to comply with GC 32.1, GC 32.2 or GC
32.3:

(a) the Owner will not be liable (insofar as it is possible to exclude such liability) upon any Claim by the Contractor; and
(b) the Contractor will be absolutely barred from making any Claim against the Owner, arising out of, or in any way in connection with, the relevant direction or fact, matter or thing (as the case may be) to which GC 32.1 applies.

32.5   Other Provisions Unaffected

32.5.1 Nothing in GC 32.1 to GC 32.4 will limit the operation or effect of any other provision of the Contract which requires the Contractor to give Notice to the Owners Representative in order to preserve an entitlement to make a Claim against the Owner.

33.   GENERAL

33.1   Nature of Relationship and Contractor as Agent

33.1.1 Subject to GC 33.1.3, nothing in this Contract constitutes a joint venture, partnership or other fiduciary relationship between the Owner and the Contractor.

33.1.2 The Contractor acknowledges and agrees that it has no authority to bind the Owner in respect to any commitments, obligations or liabilities to Governmental Authorities or under Applicable Laws.

33.1.3 The Owner appoints the Contractor as its limited agent to act in the Owners name in accordance with and subject to the terms of this Contract, provided however that:
(a) such agency and authority is solely for the purpose of and limited to entering into the Trade Contracts;
(b) in soliciting bids from and negotiating with prospective Trade Contractors, and in entering into the Trade Contracts, the Contractor shall do so in the name of and as disclosed agent for the Owner;
(c) where the Contractor has entered into Trade Contracts as disclosed agent for the Owner, the Contractor shall not act outside the scope of the authority conferred on it under this Contract;
(d) the Contractor shall at all times conform to and comply strictly with, and shall ensure that anything and everything it does as agent for and in the name of the Owner conforms to and complies strictly with, all requirements of this Contract, all Applicable Laws, the Permits, Licences and Approvals, and the requirements of all relevant Government Authorities; and
(e) promptly remove or instruct the relevant Trade Contractor to remove from the Site and replace or re-execute defective work that has been rejected by the Owner or the Contractor as failing to conform to the requirements of this Contract or the Trade Contracts, whether or not the defective work has been incorporated into the Project and whether or not the defect is the result of poor design, poor workmanship, use of defective products, or damage through carelessness or other act or omission of the Trade Contractor(s), and the Contractor shall use all reasonable efforts to backcharge and hold responsible the relevant Trade Contractor for the replacement or re-execution of such defective work.


33.1.4 In the administration of the Trade Contracts, the Contractor shall at all times represent and protect the interest of the Owner and diligently enforce such Trade Contracts for, on behalf of, and in the best interest of the Owner, and in accordance with the directions in writing of the Owners Representative from time to time. This GC 33.1.4 shall survive Final Acceptance.

33.1.5 The Contractor shall enforce Trade Contracts strictly in accordance with their terms, and shall not waive any provisions, authorize any extras or agree to any changes except in each instance with the prior written consent of the Owners Representative.

33.2 Variation and Waivers in Writing

33.2.1 This Contract may only be varied, or its provisions waived, in writing by the Owner and the Contractor.

33.2.2 The non-exercise of, or a delay in exercising, any power or right of a Party does not operate as a waiver of that power or right, nor does any single exercise of a power or right preclude any other or further exercise of it or the exercise of any other power or right by that Party or Contractor.

33.2.3 A power or right of a Party may only be waived in writing by the Party.

33.3 Contractor More than One Person

33.3.1 Where the Contractor includes more than one Person, the terms, conditions and warranties of this Contract will bind all such Persons jointly and each of them severally and the Persons comprising the Contractor will be jointly and severally entitled to the benefits and rights conferred by this Contract.

33.3.2 Where the Contractor comprises more than one Person or the Contractor is otherwise jointly or severally liable to the Owner with any other Person (whether in contract, in tort for negligence or otherwise), each Person comprising the Contractor (Other):

(a) warrants that it will be responsible to the Owner for the acts and omissions (including breaches of the Contract) of the Other as if those acts and omissions were its own;
(b)   for the purposes of GC 33.3.2(a) warrants that it will:
(i) review all of the activities of the Other under or in connection with the Contract or the performance of the Project (Other's Activities); and
(ii) identify and rectify all errors or defects in or omissions from the Other's Activities or any other aspect of the Other's Activities which are not in accordance with the Contract;
(c) unconditionally and irrevocably guarantees to the Owner that the Other will discharge all of its liabilities to the Owner arising out of or in connection with the Other's Activities (Other's Liabilities);
(d) unconditionally undertakes to pay to the Owner on demand any amount demanded in writing by the Owner on account of the Other's Liabilities to the extent that they have not been discharged by the Other; and
(e) as a separate, additional and primary liability, unconditionally and irrevocably indemnifies the Owner from and against all costs, expenses, losses and damages incurred or suffered by the Owner as a result of or in connection with:
(i)   the Other's Activities or the Other's Liabilities; or
(ii) a breach of the warranty in GC 33.3.2 or a failure by the Person to perform any of its obligations under this GC 33.3.

33.3.3 The liability of a Party under GC 33.3.2(c), GC 33.3.2(d) or GC 33.3.2(e) will not be affected by any act, omission, matter or thing that would otherwise operate in law or in equity to reduce or release the Party from that liability.

33.3.4 Without limitation, the liability of a Party referred to in GC
33.3.3 will not be affected by:

(a) the granting by the Owner of time, waiver, indulgence or concession or the making of any composition or compromise;
(b) the Owner forbearing to enforce or neglecting to exercise any right against the Other;
(c) any laches, acquiescence or other act, neglect, default, omission or mistake by the Owner;
(d) any variation of any of the obligations and liabilities under the Contract, made either with or without the knowledge of the Party;
(e) the release of any of the obligations and liabilities under the Contract;
(f) any failure by the Owner to disclose to the Party any fact, circumstance or event relating to the Contract at any time; or
(g) the default, insolvency, external administration or any other financial difficulty of the Other or a Person becoming a controller of the Others property (or part), or the Other having communications with its creditors with a view to entering into any form of compromise, arrangement or moratorium of any debts whether formal or informal.

33.4   Entire Agreement

33.4.1 Except as may subsequently be agreed between the Parties, this Contract constitutes the entire agreement between the Parties in respect of its subject matter and supersedes all prior agreements, quotation requests, understandings, representations, warranties, promises, statements, negotiations, letters and documents in respect of its subject matter (if any) made or given prior to the Date of Contract.

33.5   Language of Contract

33.5.1 Unless the Parties otherwise agree, all communications between the Parties and all documents prepared by the Contractor for the Owners use under this Contract shall be in English.

33.6 Violation of Law of Another Jurisdiction

33.6.1 If this Contract is intended to be performed in more than one jurisdiction, and its performance would be a violation of the Applicable Laws of a jurisdiction where it is intended to be performed, this Contract is binding in those jurisdictions in which it is valid and the Parties will use their reasonable endeavours to re-negotiate and amend this Contract so that its performance does not involve a violation of the Applicable Laws of the jurisdiction where its performance would be a violation.

33.7 Violation of Laws Governing Corrupt Practices

33.7.1 The Contractor shall comply with all Applicable Laws governing or relating to corrupt business practices, including in addition to the Applicable Laws of Venezuela all laws, statutes, by-laws, rules, regulations, codes, ordinances, decrees, administrative interpretations, guidelines, policies or orders governing or relating to corrupt business practices in effect in Venezuela and, whether they would otherwise apply or not, in effect in Canada, in any Canadian province, in the United States of America, in any state of the United States of America or either in effect or enforced by the World Bank.

33.7.2 Without limiting but in addition to the requirements of GC 33.7.1, each Party hereby covenants and agrees to comply, and to cause its affiliates and subcontractors to comply, with all Applicable Laws applicable to the Parties in respect of the matters contemplated under this Contract and to take no actions, and to cause its affiliates and subcontractors and personnel to take no actions, of any nature which would contravene any of such Applicable Laws or which would contravene any provision of any Applicable Laws in Venezuela in respect of corruption, the United States Foreign Corrupt Practices Act, the Canadian Corruption of Foreign Public Officials Act, or the Criminal Code of Canada (collectively all of the foregoing the Anti-Corruption Legislation) including, without limitation, offering or paying or giving anything of value except as permitted by Applicable Laws, either directly or indirectly, to an officer or employee of any Governmental Authority, or any Person acting in an official capacity for or on behalf of any Governmental Authority, or of any political party or to any candidate for political office for the purpose of influencing an act or decision in his or her official capacity, or inducing him or her to do or omit to do any act in violation of his or her lawful duty or to use his or her influence with any government, in order to assist a Party or any of their respective affiliates in obtaining or retaining business, or an advantage in the course of business, for or with, or directing business to, any Person.

33.7.3 The Contractor acknowledges and agrees that the Contractor and each of its affiliates and subcontractors is an independent contractor and is not a legal representative or agent of the Owner or of any of its affiliates for any purpose other than for administering the Trade Contracts strictly in accordance with their terms, and does not have the right or authority to incur, assume or create, in writing or otherwise, any warranty, liability or obligation, express or implied, in the name or on behalf of the Owner or any of its affiliates for any purpose including, without limitation, in any manner that would or could result in a violation or contravention of the provisions of any of the Anti-
Corruption Legislation. The Contractor agrees that if it at any time receives any request relating to the Owner or any of its affiliates or the Project that the Contractor reasonably believes may constitute a violation of any Applicable Law (including any of the Anti-Corruption Legislation), the Contractor shall promptly notify the Owner and shall provide it with all relevant particulars respecting that request.

33.7.4 All payments to the Contractor under this Contract will be solely by check or bank transfer and no payment will be in cash, by bearer instrument or made to any Person other than the Contractor.

33.7.5 The Contractor represents that it is familiar with the provisions of the Anti-Corruption Legislation and their purposes, and without limiting the foregoing is familiar with the provisions that prohibits the payment or giving of anything of value, either directly or indirectly, to an official of a foreign government or of any Governmental Authority for the purpose of influencing an act or decision in his official capacity, or inducing him to use his influence with the foreign government, to assist a company in obtaining or retaining business, or an advantage in the course of business, for or with, or directing business to, any Person.

33.7.6 The Contractor further represents and covenants that none of the Contractors partners, owners, principals and staff members are officials, officers or representatives of any Governmental Authority, and that no part of the compensation to be provided to the Contractor under this Contract will be accepted or used by the Contractor for any purpose, nor will it take any action which would constitute a violation of any law of the various jurisdictions in which it performs services or of Venezuela, the United States or Canada, including the Anti-Corruption Legislation. For its part, the Owner represents and covenants that it does not desire and will not request any service or action by the Contractor that would or might constitute any such violation.

33.7.7 The Contractor agrees to provide full disclosure of the existence and terms of this Contract and any subcontract at any time and for any reason to whomever the Owner determines has a legitimate need to know such terms for purposes of complying with this GC 33.7 including the governments of Venezuela, the United States, and Canada.

33.7.8 The Contractor acknowledges, and the Owner represents, that no agent or employee of the Owner shall have authority to give any express or implied direction, whether written or oral, authorizing the Contractor to make any commitment to any third party on behalf of the Owner in violation of the terms of this Contract.

33.7.9 Violation of this GC 33.7 may be deemed by the Owner to be a material breach of this Contract and any other contract with the Owner and subject all contracts with the Contractor and its affiliates to immediate termination for default, as well as any other remedies at law or in equity.

33.7.10In addition to all other indemnities under the Contract, each of the Owner and Contractor agree to and shall indemnify and hold the other harmless from any and all damages, costs, expense and liabilities that they may incur as a result of a breach by the other Party of the requirements of this GC 33.7, and any limitation of liability in the Contract shall not apply to the obligations under this indemnity.

33.8 Conflicts and Mitigation of Conflicts by Contractor

33.8.1 The Contractor shall comply strictly with the requirements of Appendix 18 Conflict Mitigation Protocol.

33.8.2 Breach by the Contractor of the requirements of Appendix 18 shall be deemed to cause the Owner irreparable harm and entitle the Owner, at the Owners sole discretion, to terminate the Contract for cause pursuant to GC 26.5 after Notice to the Contractor of such breach and without providing for a period of time or opportunity for the Contractor to cure such breach.

33.8.3 The Contractor shall, subject to meeting its professional obligations and complying with Applicable Laws and the requirements of Governmental Authorities, act at all times in the best interest of the Owner, consistent with the standard of care set out in GC 3.3.3. If the Contractor at any time becomes aware of facts or circumstances that may require the Contractor to act other than in the best interest of the Owner, the Contractor shall promptly give Notice of the same to the Owner, which Notice shall include the facts and circumstances that gave rise to the conflict of interest, the nature of the conflict and the steps that the Contractor has taken or is taking to mitigate and resolve such conflict. To the extent that it is reasonably able to do so, the Contractor shall take all measures and steps which the Owner may reasonably require to mitigate and resolve such conflict to the satisfaction of the Owner.

33.8.4 The Contractor shall give Notice to the Owner and obtain the Owners written consent before the Contractor, its directors, officers or employees, provide any advice to, or act for, or are retained by any one or more of the Trade Contractors or the Other Contractors engaged or employed by the Owner in respect of the Project.

33.9 Survivorship

33.9.1 The provisions set out in GC 3.3, GC 3.5, GC 10.2, GC 18.16, GC 25, GC 26.10, GC 26.11, GC 27, GC 28 and GC 29, and all limitations of liability and rights accrued prior to completion, termination, or expiration of the Contract, will not merge on completion, termination, or expiration of the Contract, but will continue in full force and effect after any termination or expiration of this Contract as will any other provision of this Contract which expressly or by implication from its nature is intended to survive the termination or expiration of this Contract.

33.10 Application of this Contract and Retroactive Effect

33.10.1This Contract applies to the performance of the Parties obligations under this Contract whether performed before, on or after the Date of Contract.

33.10.2Any work or services provided by Contractor to Owner prior to the Date of Contract which relate to the Project shall be deemed to be part of the Services under this Contract, and shall be governed by and subject to this Contract. If there are any conflicts between the provisions of this Contract and any prior agreements between the Parties with respect to the Services, this Contract shall govern. Any payment by the Owner to the Contractor prior to the Date of Contract for any of the Services performed prior to the Date of Contract shall be deemed to be payments hereunder and reconciled with the payment terms of the Contract.

33.11 Compliance with Law

33.11.1The Contractor shall:

33.11.2The Contractor is solely responsible for the performance of its obligations under GC 33.11.1. This obligation is not affected by any approval given by the Owner, the Owners Representative or any Governmental Authority.

33.12 Severability

33.12.1The invalidity or unenforceability of any portion or provision of this Contract shall in no way affect the validity or enforceability of any other portion or provision hereof. If any provision, or portion thereof, of this Contract shall be found to be void, invalid, illegal or unenforceable in any respect by a court or other lawful authority of competent jurisdiction, then this Contract shall continue in full force and effect with respect to the remaining provisions without their being impaired or invalidated in any way, and any such void, invalid, illegal or non-enforceable provision shall be deemed stricken and, to the extent permitted by law, be replaced by a provision which, being valid, comes closest to the intention underlying the void, invalid, illegal or unenforceable provision. Notwithstanding the foregoing, if the effect of any finding by a court or other lawful authority of competent jurisdiction that this Contract is void, invalid, illegal or unenforceable, is that either Party is denied substantially the benefit bargained for, then this Contract shall be deemed to have been frustrated, unless the Parties agree on a mutually satisfactory amendment to cure the problem within a time which is reasonable in all of the circumstances, and in this regard, the Parties undertake to negotiate in good faith for the same purpose.

OWNERS REQUIREMENTS - SA

TABLE OF CONTENTS

Page

1. GENERAL........................................................1

1.1  Introduction and Overall Objective ......................... 1
1.2  Design to Accommodate Future Expansion of Project .......... 1
1.3  Purpose of the Project ..................................... 1

2. THE PROJECT....................................................2
2.1  General Scope of the Project ............................... 2
2.2  Open Pit Mine .............................................. 3
2.3  Mine Infrastructure and Crushing Area ...................... 3
2.4  Processing Plant ........................................... 4
2.5  Processing Plant Site Services ............................. 5
2.6  Tailings Storage Project (TSF) and Water Management ........ 6
2.7  Infrastructure, Buildings and Services ..................... 6
2.8  Camp ....................................................... 7
2.9  Site Access ................................................ 7
2.10  Port ...................................................... 7

3. BATTERY LIMITS AND OWNER SUPPLY ...............................7
3.1  Camp Accommodation ......................................... 7
3.2  Fuel ....................................................... 8
3.3  Water ...................................................... 9
3.4  Electricity ................................................ 9

4. INDIGENOUS PEOPLES CONSIDERATION ..............................9
4.1  General .................................................... 9

5. TRAINING AND O&M MANUALS .....................................10
5.1  Skills Assessment and Training - Local People ............. 10
5.2  Training of O&M Personnel ................................. 10
5.3  O&M Manuals ............................................... 10

OWNER'S REQUIREMENTS
1.   GENERAL

1.1   Introduction and Overall Objective

(a) These Owner's Requirements specify the purpose, the general objectives and scope of the Project, the design, technical and functional criteria, and the other requirements for the Project to be achieved, met, provided and satisfied by the Contractor for the Project.
(b) Section 3 of the Owner's Requirements also defines the extent of the equipment, work and services to be provided by the Owner. Except where specific equipment, work or services are clearly and expressly stated to be provided by the Owner in Section 3 herein, all equipment, work, services and everything else required to execute and complete the Project and to meet all of the Performance Guarantees shall be provided by or through the Contractor.
(c) The Owner is contracting for, and the Contractor is contracting to provide the Services (all as more particularly described in the Contract) required to complete the Project and to achieve the Performance Guarantees under the Contract, all on, in accordance with and subject to the provisions of the Contract.

1.2   Design to Accommodate Future Expansion of Project

(a)   [Intentionally deleted].

1.3   Purpose of the Project

(a) The purpose of the Project is to extract gold from ore in an environmentally sound manner from a complete, safe, functional, fully operating, reliable and efficient gold mine operation over the entire projected minimum life of 20 years when operated and maintained in accordance with Mining Industry Standards, Prudent Industry Practice and the O&M Manuals, that meets the Performance Guarantees, and that is designed and constructed to a standard of quality, performance and reliability that conforms to the requirements of the Contract, Mining Industry Standards and Prudent Industry Practice. The purpose of the Project is also, through expansion of the Project, to process ore from additional reserves or concessions that may in future be acquired by the Owner or its affiliates, such that the Project shall, with appropriate maintenance and upgrading as and when required for that purpose, have a useful life well in excess of the projected life of the mine itself.

2.   THE PROJECT

2.1   General Scope of the Project

(a) The Project will generally consist of the development of a new large open pit mining operation, copper and gold process plant facilities, plant site infrastructure, port site infrastructure, services and utilities. The mineral deposit and contemplated project are located in Bolivar State, Venezuela. The nearest port city is Puerto Ordaz, some 390 km north of the Site.
(b) The Project is based on an assumed ore reserve estimated by or on behalf of the Owner to be 485 Mt at a gold grade of 0.68 g/t and a copper grade of 0.13% with a strip ratio of 1.97 tonnes of waste per tonne of ore.
(c) Oxide saprolite ore, sulphide saprolite ore and sulphide ore are mined and delivered from the open pit to separate crushing facilities, i.e. an oxide saprolite roll crusher, sulphide saprolite roll crusher and primary gyratory crusher for sulphide ore.
(d) The proposed process plant, based on a hard rock ore capacity of 70,000 t/d, will use crushing as noted above; semi-autogenous grinding and ball milling; gravity recovery for coarse gold; rougher flotation, regrinding and cleaner flotation; cyanidation of cleaner scavenger tailings and oxide saprolite, gold and silver recovery by carbon-in-pulp adsorption, stripping, electro-winning and smelting; copper concentrate filtering; cyanide destruction.
(e) The Owner does not intend to pioneer new technologies, use equipment that is obsolete, use one of a kind equipment or equipment that has never been used successfully in the industry. The Flowsheet design, mineral processing equipment and support facilities are to use that of proven technologies and standard equipment. Design, equipment operation and maintenance are required to be as simple as reasonably possible.
(f) There will be two means of access to the site from the existing Highway 10. The primary access road will run about 14 km to the process site and the newly proposed camp site will consist of a new segment and upgrade of an existing road. The secondary access road from Highway 10 connecting to the primary access road and to the open pit mine site will consist of a new segment and upgrade of an existing road.
(g) An existing 400 kV power line passes close to the site and a new substation was constructed in 2001 to serve the area. Power will be delivered to the Site via approximately 5.5 km of 230 kV line.
(h) The anticipated overall timeframe for the Project is as set out in Appendix 8.
(i) The Project has a design life of 20 years, including a Plant designed to produce gold bullion and copper concentrate by the treatment of 70,000 tonnes/yr of hardrock ore, Tailings Dam having an impound capacity of not less than 485 million tonnes with a deposition rate of 29.2 tonnes/yr and operating 24 hours per day, 7 days per week, return water dam, water storage dam, stores, camp including administrative and living quarters, and associated infrastructure, all for a mine production exceeding 109 million tonnes/yr and reaching 29.2 million tonnes/yr of ore. Infrastructure will consist of water supply and distribution, buildings (administration offices, change houses, control room, motor control centres, laboratory, Plant, shops and stores), roads and walkways within the Site, and the upgrade of access roads to the Site. The Project will include a Tailings Dam. The Project shall be designed and built to conform to and meet Prudent Industry Practice and all Applicable Laws, and will comply with World Bank Guidelines and the Equator Principles.

2.2   Open Pit Mine

(a) The Project includes the design, engineering and development of the Open Pit, which will be done by others for the Owner and is excluded from the Services under this Contract, except for those specific services in relation to the pit and pit dewatering system that are expressly made part of the Services to be provided by the Contractor.
(b) The following parts of the Project will be provided by others directly for the Owner:
(i)   Design of the Open Pit;
(ii)   Locating the pit dewatering wells;
(iii) Purchasing of mining equipment for Open Pit operations (i.e. drills, shovels, trucks, bulldozers);
(iv)   Pre-stripping operations.

2.3   Mine Infrastructure and Crushing Area

(a) The Mine Infrastructure and Crushing Area parts of the Project will consist of the following:
(i) Mine Truck Shops, Mine Offices, Warehouse and Maintenance Building c/w Truck Wash;
(ii) A Mine Dry located within the Mine Truck Shop facility consisting of appropriate segregated male and female dirty and clean change facilities, lockers and washrooms;
(iii)   Truck Wash Water Tank and supply system;
(iv)   Potable Water Tank and distribution system;
(v)   Fire Water Tank and distribution system;
(vi)   Mine Fire Pumphouse;
(vii)   Tank Farm for Glycol, Hydraulic Oil, Waste Oil, Solvent and
Engine Oil;
(viii)   Gasoline Tank and Dispensing Project;
(ix)   Diesel Oil Tank and Dispensing Project;
(x)   Sewage Treatment Plant;
(xi)   Explosives Storage Areas (Storage Facilities by Explosives
Supplier);
(xii)   Explosives Area Guardhouse;
(xiii)   Pit Dewatering Wells;
(xiv)   Sediment Control Ponds;
(xv)   Primary Crusher c/w Rock Breaker;
(xvi)   Primary Crusher Discharge Conveyor;
(xvii) Sulfide Saprolite Stockpile Area and Crushing Station; (xviii) Crushed Saprolite Belt Conveyor;
(xix)   Stockpile Feed Conveyor;
(xx)   Powerlines and related facilities; and
(xxi)   Access Roads.

2.4   Processing Plant

(a) The Processing Plant part of the Project will consist of the following:
(i) Oxide Saprolite Stockpile Area, Reclaim Facilities, Feeder and Crushing Station;
(ii)   Oxide Saprolite Coarse Reject Conveyor and Coarse Reject
Stockpile Area;

(iii)   Crushed Oxide Saprolite Belt Conveyor;
(iv)   Oxide Saprolite Washing Facilities;
(v)   Sulfide Ore Stockpile Area, Reclaim Facilities, Feeder and
Crushing Station;
(vi) Two Parallel Grinding Lines c/w SAG Mill, Two Ball Mills and Cyclone Classification Systems;
(vii)   Gravity recovery circuit;
(viii) Flotation circuit c/w Rougher, Scavenger and Cleaner Cells and Regrind Mills;
(ix) Concentrate Dewatering c/w Concentrate Thickener, Concentrate Pressure Filter and Filter Cake Conveyor;
(x)   Concentrate Storage Bunker;
(xi)   Flotation Tailings disposal circuit;
(xii)   Cyanidation Leach Tanks;
(xiii)   Carbon in Pulp (CIP) circuit;
(xiv)   Carbon Stripping and Gold Electro-winning;
(xv)   Carbon Regeneration circuit;
(xvi)   Gold Refining and associated equipment;
(xvii)   CIP Tailings disposal circuit c/w Cyanide Destruction;
(xviii) Tailings pipeline;
(xix)   Tailings water reclaim pumping system and Process Water Pond;
(xx)   Reagent storage, mixing and delivery system; and
(xxi)   Compressed air system.

2.5   Processing Plant Site Services

(a) The Processing Plant Site Services part of the Project will consist of the following:
(i)   Fresh water supply from Mine Dewatering Pumps;
(ii)   Fresh water demineralization;
(iii)   Fire water storage/distribution;
(iv)   Process water storage/distribution;
(v)   Pump gland seal water distribution;
(vi)   Power supply;
(vii)  Sewage Treatment Plant;
(viii)   Standby power;
(ix)   Communications; and
(x)   Computers, including support systems.

2.6   Tailings Storage Project (TSF) and Water Management

(a)   The Tailings Storage Project (also referred to as the Tailings
Dam) and Water Management parts of the Project will consist of the following:
(i) TSF starter dam, including conceptual design for subsequent dam raising;
(ii)   Reclaim pump barge and decant structure;
(iii) Site water management ponds, sediment control facility, including various collection pond dams;
(iv)   Plant site spill collection and containment;
(v)   Plant site drainage collection and pumping; and
(vi)   Water diversion around TSF, if required;

2.7   Infrastructure, Buildings and Services

(a) The Infrastructure, Buildings and Services parts of the Project will consist of the following:
(i)   Administration Office Building;
(ii) Plant Maintenance and Warehouse Building c/w Shop, Warehouse, Offices, Covered Storage, Doctor's Office and Infirmary, Training Room, and Emergency Response Vehicle Storage;
(iii) A Mill Dry facility consisting of appropriate segregated male and female dirty and clean change facilities, lockers and washrooms;
(iv)   Storage and laydown areas;
(v)   Laboratory;
(vi)   Reagent Storage Building;
(vii)   Gasoline Fuel Storage and Dispensing Project;
(viii)   Diesel Fuel Storage and Dispensing Project;
(ix)   Guardhouse and security features;
(x)   Truck scale;
(xi) Site roads, drainage and grading including Conveyor Maintenance Road and Haul Road from Mine to Tailings Area;
(xii)   Plant site security fencing and access gates; and
(xiii)   Power supply from EDELCA's local substation.

2.8   Camp

(a)   The Camp for the Project will consist of the following:
(i)   1200 person construction camp;
(ii) 600 person permanent camp for life of mine operations, maintenance and service supplies;
(iii)   Potable Water Tank and distribution system;
(iv)   Camp Fire Protection water storage and distribution system;
(v)   Sewage Treatment Plant; and
(vi)   Power supply.

2.9   Site Access
(a)   Site access will consist of two Site access roads from Highway 10.

2.10   Port
(a)   The port facilities that are part of the Project will consist of:
(i)   Concentrate Receiving Project;
(ii)   Concentrate Storage Building; and
(iii)   Concentrate Reclaim and Ship Loading Facilities.

3.   BATTERY LIMITS AND OWNER SUPPLY

3.1   Camp Accommodation

(a) The Contractor may use any existing camp facilities of the Owner at Site until the permanent accommodation facilities are completed by Trade Contractors managed and supervised by the Contractor. Access and use of such facilities shall be coordinated with the Owner and are subject to space availability.
(b) When completed by the Contractor, the permanent accommodation facilities will be made available to the Contractor by the Owner. Accommodations must be reserved for up to 350 of the Owner's mine operations and maintenance employees when they start up mining activity approximately one year before Mechanical Completion
(c) All accommodation and catering facilities provided by the Owner shall be made available to the Contractor on an as available basis up to a maximum of 20 beds, and the Contractor acknowledges and agrees that first priority to the accommodation and catering facilities will be given to the Owner's Personnel.
(d) The Contractor shall arrange for any additional accommodation facilities that it may require for the Contractor's Personnel.
(e) The Contractor shall coordinate the occupancy and use of the Owner's temporary and permanent accommodations and catering facilities with the Owner. The Contractor shall provide a schedule of the expected occupancy to be catered for based on best monthly estimates and divided into the numbers anticipated in the categories of senior personnel, junior personnel and artisans. Unless otherwise agreed, at the beginning of each month the Owner will advise the Contractor of the Owner's camp accommodation and catering facilities that will be available to the Contractor in that month for use by the Contractor and representatives of Vendors and other Trade Contractors.
(f) The Contractor confirms and agrees that it has used and is already fully familiar with the accommodations and catering facilities provided at the temporary camp, and these accommodations and facilities are satisfactory and acceptable to the Contractor. The Contractor confirms and agrees that the permanent accommodation facilities, once completed by the Contractor and once permanent camp catering has commenced at those facilities, will be satisfactory and acceptable to the Contractor.
(g) The Contractor will be responsible for damage to camp facilities caused by the Contractor's Personnel other than ordinary wear and tear.

3.2   Fuel

(a) Until the planned permanent fuel facilities are made available by the Owner for use by Trade Contractors, the Contractor will be responsible for arranging the supply, storage and distribution of any fuels and lubricants required for its own use or for construction purposes. Fuel will be provided by the Owner to the Contractor for its own use free of charge.
(b) Once the permanent fuel facilities are completed and operational, the Contractor will manage them and Trade Contractors may obtain fuels and lubricants from those facilities. If Trade Contractors are engaged on a fixed contract price basis, the Trade Contractors will be charged and will pay the price paid by the Owner for all fuels and lubricants obtained from the permanent fuel facilities or that may be otherwise obtained from or through the Owner.

3.3   Water

(a) The water required for hydrostatic testing of CIL tanks, etc. will be obtained from a mutually agreed point on the water distribution system provided as part of the Project.
(b) All other water required for construction purposes will be provided or obtained from other sources. The Contractor shall be responsible for arranging the provision of all potable and non-potable water required by the Contractor and by the Trade Contractors to perform their Trade Contracts, including potable water for their personnel at the Site. All temporary pumping, distribution piping, storage tanks and valves etc., required by Trade Contractors shall be at the Trade Contractor's cost.

3.4   Electricity

(a) The Contractor is responsible for supervising the installation of the new powerline from the existing substation near the Site to the Site, and for the emergency electrical power generating facility at the Site.
(b) The Contractor is responsible for arranging all electrical distribution from the permanent electrical power substation, including poles, cable, earthing protection, lightning protection, transformers and distribution panels.
(c) Once the permanent electrical power is complete and operational at Site, Trade Contractors may obtain electrical power, for construction purposes only, from the permanent power facility and its distribution network. There will be no charge for this power but any use of the permanent power shall be coordinated by the Contractor with the Owner and shall be subject to such reasonable terms and conditions as the Contractor may impose on Trade Contractors to safeguard and protect the permanent power facility and its associated equipment.

4.   INDIGENOUS PEOPLES CONSIDERATION

4.1   General

(a) The Owner desires to promote and maximize the socio-economic development of the Indigenous People in the region in which the Site is located, including promoting and maximizing regional content through local hires, purchases, rental of equipment and utilization of local contractors and suppliers.

5.   TRAINING AND O&M MANUALS

5.1   Skills Assessment and Training - Local People

(a) The Owner desires to maximize the employment of qualified local people. The Owner requires development of a Skills Assessment and Training program to assess the skills of the local people (within 20 km of the Project). The product of the program will be a database of registered potential workers for Trade Contractors to hire for work on the Project and meet the Owner's objective of maximizing employment of qualified local people. Training and safety orientation will be provided as part of the program.

5.2   Training of O&M Personnel

(a) The Owner requires development of a Training Program with sufficient and adequate training and instruction for the Owner's O&M Personnel to operate and maintain the Project without further assistance by the Contractor from and after the date of Industrial Completion.

5.3   O&M Manuals

(a) The Owner requires two sets of O&M Manuals for each piece of equipment for development of the Training Program. In addition, the Owner requires two sets of the final O&M Manuals (Final O&M Manuals), complete and detailed in all respects and incorporating the final result of all adjustments, alterations and other modifications made to the equipment, components, subsystems and systems since the date the draft O&M Manuals were submitted to the Owner, and incorporating all corrections, adjustments, changes, comments and additional information and data as may be made or obtained during the Tests on Completion.

OWNER SUPPLY

The Owner is responsible for providing (or causing to be provided) the following items (Owner Supply) without cost to the Contractor:
1.   Existing Feasibility Study design drawings, in electronic format.
2.   Existing topographic surveys, in electronic format.
3. Topographic surveying to the extent reasonably required for the Contractor to perform its Services. If the Contractor advises additional topographic surveying is required for the Contractor to properly provide its Services, the topographic surveying will be contracted by the Owner or an affiliate thereof to a Venezuelan firm agreed to by the Owner and the Contractor.
4. Environmental and Social Impact Assessment Study for the Project, as prepared by the Owner or an affiliate thereof and submitted to the Governmental Authorities to obtain the necessary Permits, Licences and Approvals for the Project to proceed to the Project Execution Phase.
5. General Environmental Management Plan for the Project, as prepared by the Owner or an affiliate thereof and submitted to the Governmental Authorities to obtain the necessary Permits, Licences and Approvals required for the Project to proceed to the Project Execution Phase.
6. Applying for and obtaining Permits, Licences and Approvals from relevant Governmental Authorities in Venezuela as required for the Project in order to initiate general construction.
7. Use of the existing pad for installation of the concentrate handling and ship loading facilities.
8.   Those items expressly specified to be provided by the Owner in the

Performance Guarantees.

[Redacted]

COMPENSATION

This Appendix includes the following separate appendices, all of which are hereby incorporated into and form part of this Appendix 6 -
Compensation:

Appendix No.   Description
6 1   Contract Price
6 2   Hourly Remuneration
6-3   Eligible Disbursements
Except where otherwise expressly indicated to be in CDN$, all prices specified in this Appendix 6 are in US$ and are all-inclusive (save and except Excluded Taxes), including but not limited to all direct, indirect, overheads, administrative burdens and consequential costs and expenses.
All reimbursable costs incurred by the Contractor in Venezuela shall be billed and paid in Venezuela by means of Venezuelan Bolivares (Bs). All reimbursable costs incurred by the Contractor outside Venezuela shall be paid in Canada by means of U.S. Dollars unless otherwise required or permitted by law and agreed by the Parties. So long as it is permitted by law, the Contractor shall be paid by means of electronic transfer of funds to the bank account designated by the Contractor.
The application of the prices or amounts contained in this Appendix 6 shall be in accordance with the provisions of the Contract.

APPENDIX 6-1 CONTRACT PRICE

1.   CONTRACT PRICE

1.1 As total compensation for its Services, the Contractor will be paid the aggregate of the following amounts (the Contract Price):

(a) Hourly Remuneration for each of its personnel engaged in the performance of the Services, at hourly rates for each such personnel as determined in accordance with Appendix 6-2 Hourly Remuneration; and
(b)   Eligible Disbursements.

1.2 The estimated Contract Price as of the Date of Contract is US$16,296,000. This estimated Contract Price does not include escalation beyond March 31, 2005.

2.   TAXES

2.1 The Contract Price is exclusive of Excluded Taxes, which shall be paid by the Owner. If any Venezuelan Taxes apply to any part of the Contract Price, the difference between such Venezuelan Taxes and the Taxes to which the Contractor and the Contractors personnel are subject in Canada shall be reimbursed by the Owner to the Contractor as an eligible disbursement. To the extent applicable, the Owner is responsible for payment of VAT.

2.2 Excluded Taxes means the VAT, for payments to which the VAT applies by Applicable Laws in Venezuela, and means all other Taxes imposed by Applicable Laws in Venezuela for which the Contractor and the Contractors Personnel are responsible under the laws of Venezuela (but only to the extent that such Taxes imposed by Applicable Laws in Venezuela differ in kind or amounts from those which the Contractor and the Contractors Personnel would be responsible for if the Project was in Ontario, Canada and all Services were provided by the Contractor in Ontario, Canada).

APPENDIX 6-2 HOURLY REMUNERATION

[Redacted]

APPENDIX 6-3 ELIGIBLE DISBURSEMENTS

[Redacted]

SPECIAL CONDITIONS

1.1   General

(a) In the Contract, terms defined in s. 1.2 of this Appendix 7 shall have the meanings ascribed to them in s. 1.2 of this Appendix 7 unless a contrary intention is indicated.

1.2   Definition (1.2)

(a) Approved Project Budget means the definitive Project Budget established to be by the EP Consultant during the Project Definition Phase as accepted and approved by the Owner's Representative under this Contract.
(b) Detailed Design means the detailed design to be undertaken by the EP Consultant (or, as provided in section 1.4, by the Contractor) and from the Project Definition Design Documentation to produce all necessary detailed engineering designs and documentation sufficient for the procurement, installation, construction and Commissioning of the Project as set out in the Scope of Services.
(c) Detailed Design Documentation means the Documentation to be prepared by the EP Consultant from the Project Definition Design Documentation in order to enable the EP Consultant to carry out the Detailed Design, to permit the letting of Trade Contracts.
(d) Detailed Project Completion Schedule means the detailed Project completion schedule, consistent with Appendix 9 - Project Schedule, to be produced by the EP Consultant in the Project Definition Phase in accordance with the Scope of Services, and which is submitted to and accepted by the Owner as the detailed schedule for the Project.
(e) EP Consultant means the entity that contracts separately with the Owner, or a corporate affiliate of the Owner, in respect to the provision of certain construction management, engineering and procurement support, commissioning, and performance testing services in relation to the Project other than the Services.
(f)   Fee has the meaning given to it in Appendix 6 - Compensation.
(g) Human Resources and Industrial Relations Plan means the construction labour management plan to be produced by the Contractor in the Project Definition Phase in accordance with the Scope of Services.

1.3   General Requirements Regarding Services

(a) The Contractor acknowledges and agrees that, based on its knowledge of this Project and its special skill, knowledge and expertise in performing field engineering, field procurement, construction management services for projects comparable in nature, size and complexity to the Project, the Contractor is of the opinion that it knows and understands (and shall be deemed to know and understand) what is required to complete the Facility and the Project, and also the Services required of the Contractor under this Contract, to achieve the objectives of achieving Industrial Completion by the Date for Industrial Completion and completing the Project within the Approved Project Budget, and further is of the opinion that it is possible to achieve the aforesaid objectives. Accordingly, subject to GC 3.3.3 and to the Owner Supply under Appendix 4 Owner Supply, the Contractors task is to provide field engineering and field procurement, provide project management, and commission a complete and operational Facility (designed, engineered, and with materials and equipment procured by others) that is constructed in compliance with, and when operated and maintained in accordance with the O&M Manuals complies with, all Applicable Laws, Prudent Industry Practice, and that meets and satisfies all of the requirements of the Contract including the Performance Guarantees (subject to the limitations of liability contained herein for failing to achieve the Performance Guarantees) and, further, the Contractor agrees to and shall provide training of the O&M Personnel to be engaged by or through the Owner, in each instance all on, in accordance with and subject to the provisions of the Contract.

1.4   Preparation of the Detailed Design

(a) The Contractor shall prepare all necessary Detailed Design and Detailed Design Documentation sufficient for the procurement, installation, construction and Commissioning of the Project as are required under Venezuelan law to be prepared by professionals licensed in Venezuela. Such Detailed Design shall be prepared in accordance with GC 9.
(b) The Contractor shall liaise closely with the Owner and EP Consultant to ensure the Contractor continues to meet the requirements of the Owner as specified in the Contract and any other requirements as made available to and directed by the Owners Representative from time to time, and to comply with applicable laws at the Project Site in Venezuela, including laws in respect of review or completion of design drawings and other deliverables by professionals licensed in Venezuela.
(c) The Owners Representative may direct the Contractor to vary the Detailed Design. GC 2.1 and GC 2.3 apply to any such direction.
(d) The Contractor shall obtain all necessary approvals and conduct reviews of the Detailed Design as required under this Contract and as directed by the Owners Representative.

1.5   Quality Assurance

(i) 1.3.1 The Contractor shall comply, and ensure its subcontractors comply, with the Quality Assurance Plan prepared by the EP Consultant.

1.6   Industrial Completion

(a)   The Contractor shall give the Owner's Representative fourteen
(14) days' Notice of the date on which the Contractor estimates that Industrial Completion will be achieved.
(b) No earlier than the date nominated by the Contractor in its Notice given under GC (a) or (e), the Owner's Representative and the Contractor's Representative shall jointly inspect the Project at a mutually convenient time.
(c) If the joint inspection reveals that Industrial Completion has been achieved, the Owner's Representative shall give the Contractor written certification of that fact in the form of the Certificate of Provisional Acceptance, within fourteen (14) days of the completion of the joint inspection.
(d) If the joint inspection reveals that all conditions for Industrial Completion have not been met, the Owner's Representative shall within fourteen (14) days of the completion of the joint inspection:
(i) prepare and give to the Contractor a list of items which require attention by the Contractor in order for Industrial Completion to be achieved;
(ii) advise the Contractor that the state of completion of the Services is so far from Industrial Completion that it is inappropriate to provide a list as described in GC 1.6(d)(i); or
(iii) prepare and give to the Contractor a conditional Certificate of Provisional Acceptance which states that Industrial Completion has been achieved subject to the matters set out in a list included in or attached to the certificate being attended to in accordance with this Contract.
(e) The Contractor shall advise the Owner's Representative in writing when it considers that the items in the Owner's Representative's list described in GC 1.6(d)(i) or GC 1.6(d)(iii) have been completed.
(f) The Contractor shall attend to and complete the items in the Owner's Representative's list described in GC 1.6(d)(i) or GC 1.6(d)(iii) as soon as practicable and in any event by the time nominated by the Owner's Representative (in the list or subsequent to the issue of the list).
(g) GC 1.6(c) to GC 1.6(f) will continue to apply until the Owner's Representative issues a Certificate of Provisional Acceptance or a conditional Certificate of Provisional Acceptance.
(h) If at any time a Notice required to be given by the Contractor under GC 1.6(a) or 1.6(f) is not given by the Contractor, yet the Owner's Representative is of the opinion that Industrial Completion has been achieved, the Owner's Representative may issue a Certificate of Provisional Acceptance under GC 1.6(c).

1.7   Final Acceptance
(a)   The Contractor shall give the Owner's Representative fourteen
(14) days' Notice of the date on which the Contractor estimates that Final Acceptance will be achieved.
(b) No earlier than the date nominated by the Contractor in its Notice given under GC (a) or GC (e), the Owner's Representative and the Contractor's Representative shall jointly inspect the Project at a mutually convenient time.
(c) If the joint inspection reveals that Final Acceptance has been achieved, the Owner's Representative shall give the Contractor written certification of that fact in the form of the Certificate of Final Acceptance, within fourteen (14) days of the completion of the joint inspection.
(d) If the joint inspection reveals that all conditions for Final Acceptance have not been met, the Owner's Representative shall within fourteen (14) days of the completion of the joint inspection:
(i) prepare and give to the Contractor a list of items which require attention by the Contractor in order for Final Acceptance to be achieved;
(ii) advise the Contractor that the state of completion of the Services is so far from Final Acceptance that it is inappropriate to provide a list as described in GC (d)(i); or
(iii) prepare and give to the Contractor a conditional Certificate of Final Acceptance which states that Final Acceptance has been achieved subject to the matters set out in a list included in or attached to the certificate being attended to in accordance with this Contract.
(e) The Contractor shall advise the Owner's Representative in writing when it considers that the items in the Owner's Representative's list described in GC (d)(d)(i) or GC (d)(d)(iii) have been completed.
(f) The Contractor shall attend to and complete the items in the Owner's Representative's list described in GC (d)(d)(i) or GC
(d)(d)(iii) as soon as practicable and in any event by the time nominated by the Owner's Representative (in the list or subsequent to the issue of the list).
(g) GC (c) to GC (f) will continue to apply until the Owner's Representative issues a Certificate of Final Acceptance or a conditional Certificate of Final Acceptance.
(h) If at any time a Notice required to be given by the Contractor under GC (a) or (f) is not given by the Contractor, yet the Owner's Representative is of the opinion that Final Acceptance has been achieved, the Owner's Representative may issue a Certificate of Final Acceptance under GC (c).

1.8   Access (8.1)

(a) Subject to GC (b) and GC 1.9, the Owner will, on or before the expiry of the fourteen (14) days Notice given by the Contractor in accordance with GC 1.9(a)(i), give the Contractor non-exclusive access to the Site sufficient to enable it to carry out its obligations under this Contract.
(b) The Contractor's right to access the Site and the Owner's obligation to provide access to the Site are subject to the restrictions set out in the Contract.

1.9   Site Obligations

(a)   The Contractor shall:
(i) give not less than fourteen (14) days Notice to the Owner that it requires access to the Site;
(ii) prior to the time such access is required, provide to the Owner evidence that all insurances which the Contractor is required to procure and maintain pursuant to GC 23.2 is in place and in force;
(iii) submit and receive approval from the Owner's Representative to the security required under GC 22.1; and
(iv) where access is required during Project Execution, and if not already obtained, submit and receive approval from the Owner's Representative to the following before accessing the Site:
(1)   the Safety and Health Plan;
(2)   the Human Resources and Industrial Relations Plan;
(3)   the Quality Assurance Plan; and
(4)   the Project Plan.
(b) The Owner shall provide to the Contractor by the time access to the Site is required for the Project Execution Services evidence that all insurances which the Owner is required to procure and maintain pursuant to GC 23.1 is in place and in force. The Contractor shall not be required to mobilize to the Site or commence activities at the Site until such evidence has been provided.

1.10   Induction Training

(a) The Contractor shall ensure that all Contract Personnel undergo induction training required for the Site in accordance with the Site safety requirements and the requirements set out in the Safety and Health Plan before they are given access to the Site.

1.11   Site and Public Safety Requirements

(a) In addition to the Contractor's responsibilities for implementation of the Safety and Health Plan, including the site-specific safety program, safety plans and safe work procedures, and for implementation of a public safety management plan and the Environmental Management Plan, all as described in the Contract (including the Owner's Requirements), the Contractor until Industrial Completion shall (as between the Owner and the Contractor) have sole responsibility for managing safety at Site, including without limitation enforcement of the Safety and Health Plan provided by EP Consultant, and shall take all reasonable measures and provide all reasonable protection to prevent any injury to persons or damage to property on, about or adjacent to the Site.
(b) Without limiting but in addition to all other requirements in the Contract, the Contractor shall be responsible for initiating, maintaining and supervising all safety precautions and programs in connection with the Project until Industrial Completion. Until Industrial Completion has been obtained, the Contractor shall implement and enforce all reasonable procedures and precautions to be followed by everyone on Site for the safety of, and to prevent damage, injury or loss to:
(i) all of its Contract Personnel, all employees and workers of Trade Contractors and all Persons entitled to be upon the Site, including by keeping the Site (so far as the same is under its control) and the Facility (so far as the same is not completed or occupied and used by the Owner in the manner as contemplated for the completed Project) in an orderly state appropriate to the avoidance of unreasonable danger to such Persons; and
(ii) the Facility, all equipment, materials, supplies, tools, or other items provided in connection with the Project, and all Trade Contractor's equipment, whether in storage on or off the Site, including for the protection thereof from robbery, theft and pilferage. The Contractor shall provide the Owner with copies of all notices to and other written communications with Governmental Authorities and insurance companies with respect to accidents that occur at the Site, and thereafter provide such written reports relating thereto as may be requested by the Owner, to the extent that any such notices, written communications and other written reports are not protected by solicitor client or other generally accepted privilege or confidentiality obligation.
(c) The Contractor shall cause to be erected and maintained, as required by existing conditions and progress of the completion of the Project, all reasonable safeguards for safety and protection, including barriers, lights, fences, ladders, stairways, railings and walkways. The Contractor shall cause to be posted danger signs and other warnings against hazards, and shall promulgate safety regulations and notify owners and users of adjacent utilities of any dangerous or hazardous conditions, or dangerous or hazardous conditions caused by or arising from the Project.
safety and protection, including barriers, lights, fences, ladders, stairways, railings and walkways. The Contractor shall cause to be posted danger signs and other warnings against hazards, and shall promulgate safety regulations and notify owners and users of adjacent utilities of any dangerous or hazardous conditions, or dangerous or hazardous conditions caused by or arising from the Project.
(d) The Contractor shall take all reasonable measures to ensure the utmost reasonable care is exercised in the use and handling of explosives or other hazardous substances or hazardous equipment by Trade Contractors and that only competent, trained, experienced and, where required by Applicable Laws, duly licensed workers of Trade Contractors shall be permitted to handle such explosives or other hazardous substances or hazardous equipment.
(e) The Contractor shall provide the Owner with copies of all notices to and other written communications with Governmental Authorities and insurance companies with respect to accidents that occur at the Site, and thereafter provide such written reports relating thereto as may be requested by the Owner, to the extent that any such notices, written communications and other written reports are not protected by solicitor client or other generally accepted privilege or confidentiality obligation.
(f) The Contractor shall afford and provide to Governmental Authorities, and to their representatives, employees, consultants and agents, reasonable access as required by Applicable Laws at all times to the Site and to all parts of the Work wherever performed.
(g)   The Contractor shall:
(i) use all reasonable efforts to ensure that Contract Personnel while upon the Site, comply with all obligations of the Contractor under, and all other requirements of the Applicable Laws;
(ii) comply with, and use all reasonable efforts to ensure that Contract Personnel and all Trade Contractors where the Contractor is the Owners Representative or the disclosed agent under the relevant Trade Contract comply with:
(1)   the requirements of the Owner Standards and Procedures;
(2) any Site safety regulations issued from time to time to the Contractor by the Owners Representative; and
(3)   the requirements of the approved Safety and Health Plan;

(iii) implement and comply with all necessary safety, security and environmental requirements of the Owner for the Site;
(iv) use all reasonable efforts to ensure that the Project is performed in a safe manner, including:

(1) causing the erecting and maintenance, as required by existing conditions and the progress of the performance of the Project, of all safeguards necessary for safety and protection (including barriers, fences and railings); and
(2) causing the posting of danger signs and other warnings against hazards (including all such signs and other warnings required by Applicable Laws) and notifying the Owner and other users of any dangerous or hazardous conditions arising out of the performance of the Project;
(v) have appropriate first aid facilities available on the Site at all times and a member of its staff, fully qualified and experienced in occupational health and safety and familiar with Applicable Laws relating to or governing occupational health and safety, present during the performance of the Services or Trade Contracts on the Site; and
(vi) not leave any work or partly completed work in an unsafe condition or in a condition which might cause damage to other work, plant, machinery or equipment, and continue such work until it is in a safe condition;
(h) Despite GC 26.4, if the Owner determines that it is necessary for it or any third party to take urgent action to remedy any safety or operational risk at the Site or any part of the Site that is under the control of the Contractor, then:
(i) the Owner may take any action it considers appropriate to remedy the safety or operational risk; and
(ii) the Contractor shall indemnify the Owner against any cost the Owner incurs for the purpose of taking such action if, and only to the extent, the urgent safety and operational risk was caused or contributed by a breach by the Contractor of its obligations arising out of or in relation to this Contract.

1.12   Protection of People and Property

(a) The Contractor shall use all reasonable efforts to ensure that all measures necessary to protect people and property on the Site are taken, and to protect people and property adjacent to the Site from injury or damage caused by or resulting from activities on the Site.
(b) Without limiting GC 23 if any Contract Personnel damage property, the Contractor shall promptly make good the damage and pay any compensation which the Applicable Laws requires the Contractor to pay.
(c)   If the Contractor fails to comply with an obligation under GC
1.11 or GC 1.12, the Owner, when in the opinion of the Owner urgent action is required, may perform or have performed the obligation on the Contractor's behalf to remedy any health, safety or operational risk and the cost incurred will be a debt due and payable from the Contractor to the Owner.

1.13 Access for the Owner, the Owner's Representative and others and Site Condition

(a)   The Contractor shall ensure that:
(i) the Owner, the Owner's Representative and any other person authorized by the Owner or the Owner's Representative (including Other Contractors); and
(ii) any person authorized by Applicable Laws to have access to the Site for the purpose of exercising a function or discharging a responsibility which that person has under Applicable Laws, have safe access to any part of the Site and at such times as such person requires during the execution of the Project at the Site.
(b) The Contractor shall provide (and cause Trade Contractors to provide) the Owner and the Owner's Representative, at all reasonable times, with access to all workshops and places whether at the Site or not, where work is being prepared or from where materials, manufactured articles or machinery are being obtained for the Project.
(c)   The Contractor shall:
(i) arrange for or procure proper security for any part of the Site that reasonably requires such security or protection; and
(ii) cause or require Trade Contractors to keep all parts of the Site occupied or used by Trade Contractors in a clean and tidy condition.

1.14   Other Contractors (8.9)

(a) The Contractor acknowledges and agrees that Other Contractors may be present on the Site during the performance of the Services by the Contractor.
(b) The Contractor shall, and shall use all reasonable efforts to ensure that all Trade Contractors:
(i)   co-operate with all Other Contractors;
(ii) co-ordinate their work with the Other Contractors' work to minimise any delays;
(iii)   not obstruct, delay or interfere with or damage Other
Contractors' work;
(iv) comply with all directions from the Owner's Representative regarding Other Contractors and their work; and
(v) allow any Other Contractors engaged by the Owner to use the amenities, facilities and services which are available for use on the Site.
(c) The Owner shall use all reasonable efforts to ensure that all Other Contractors:
(i)   co-operate with all Trade Contractors;
(ii) through the Contractor, co-ordinate their work with all Trade Contractors' work to minimise any delays;
(iii)   not obstruct, delay or interfere with or damage the Trade
Contractors' work;
(iv) comply with all directions from the Owner's Representative regarding all Trade Contractors and their work; and
(v) through the Contractor, coordinate with and allow all Trade Contractors to use the amenities, facilities and services which are available for the use of Trade Contractors on the Site.
(d) Where Services are being performed on the Site or any part of the Site for which the Contractor has been given or assumed exclusive control, the Contractor acknowledges and agrees that:
(i)   it is not entitled to make any Claim as a consequence of:
(1)   reasonable delays or disruption caused by Other Contractors; or
(2) any direction given by the Owner's Representative pursuant to the Contract, including GC (b);
(ii) any delay or disruption caused by Other Contractors will not affect or limit the Contractor's obligations or liabilities under this Contract; and
(iii) any action of the Contractor under GC (b) does not lessen or otherwise affect the Contractor's other obligations under this Contract.

1.15   Owner's provided Amenities, Facilities and Services

(a) Subject to GC (b), the Owner will provide the amenities, facilities and services described in Appendix 4 - Owner Supply for use by the Contractor in performing the Services.
(b) Where Appendix 4 - Owner Supply states that the Contractor shall pay for the use of specific amenities, facilities and services, the Contractor shall do so.
(c) The Contractor shall comply with the Owner's Representative's directions when using the amenities, facilities and services referred to in GC (a).

1.16   Things of Value or Interest

(a) Anything of value or interest (including fossils, artefacts and objects of antiquity or of archaeological or anthropological interest) found on the Site:
(i) shall be brought immediately to the attention of the Owner's Representative; and
(ii)   will, as between the Parties, be the property of the Owner.
(b) The Contractor shall, and shall ensure its subcontractors, carry out the Owner's Representative's directions in relation to any object referred to in GC (a).
(c) The Contractor acknowledges and agrees that it has no right or interest in any object referred to in section 1.16(a).

1.17   Administration of the Trade Contracts

(a)   The Contractor shall:
(i) provide all superintendence, co-ordination and construction management with the objective of facilitating each Trade Contract being:
(1)   completed by the completion date for it in the Milestone
Schedule; and
(2)   within its planned cost (as stated in the Approved Project
Budget);
(ii)   provide contract administration of the Trade Contracts
(including administering and making recommendations to the Owner in relation to all progress claims, changes, extensions of time and all other matters other than certification of final acceptance or completion under the Trade Contracts);
(iii) monitor the performance of the Trade Contractors under the Trade Contracts with the aim of rectifying all faults, omissions or other defects by the earlier of Final Acceptance and the defect liability periods (as the case may be) in the respective Trade Contracts;
(iv) if requested by the Owner, act as the Owner's Representative in relation to the Trade Contracts;
(v) provide advice and all assistance to the Owner in negotiating and resolving any issues or disputes which may arise under the Trade Contracts; and
(vi) provide all relevant information to the Owner's Representative as and when required, and in any event, in sufficient time to enable the Owner to carry out its contract administration functions (if any) under the various Trade Contracts.
(vii) The Services include the review of Trade Contractor shop drawings and the coordination of those shop drawings with the work of other Trade Contractors with the objective to minimize to the greatest extent reasonably possible any missing details in or conflicts among shop drawings and work of various Trade Contractors to minimize potential delays to Trade Contractors and requests for changes by Trade Contractors.

1.18   Trade Contract Payment

(a)   The Contractor shall:
(i) upon receipt of each payment claim under a Trade Contract, review the claim, and:
(1) for any claim greater than $20,000, notify in writing the Owner's Representative of the claim immediately upon receipt of the claim; and
(2) for all claims, advise the Owner's Representative of the results of the Contractor's review within seven (7) Business Days of receipt of such claim;
(ii) at intervals of not more than one (1) month, submit to the Owner a statement of progress claims made under Trade Contracts during the period of the statement containing full and true particulars of all such claims; and
(iii) subject to receiving from the Owner particulars of payments made by the Owner, include with each statement particulars as to what sums of money have been paid and the dates on which such payments were paid under each Trade Contract.

1.19   Labour Disputes

(a) The Contractor shall promptly take or cause to be taken any and all reasonable steps in connection with the resolution of violations of collective bargaining agreements and labour jurisdictional disputes between or among its Contract Personnel or the personnel of Trade Contractors, including the filing of appropriate processes with the applicable unions and Governmental Authorities to settle, enjoin, or award damages resulting from violations of collective bargaining agreements or labour jurisdictional disputes.
(b) If a strike or other labour dispute occurs the Contractor shall take all reasonable actions to minimize any resulting disruption to the performance of the Services and achieving Industrial Completion by the Date for Industrial Completion and Final Acceptance by the Date for Final Acceptance.

1.20   General (Testing, Commissioning and Performance Testing)

(a) The Owner, Financing Entities and insurers shall each have the right to have representatives attend all inspections, tests, Commissioning and Performance Tests.
(b) In addition to the specific records of measurements that may be required by the Contract to be submitted by the Contractor to the Owner, the Contractor shall submit such additional records of measurements and other documentation that may be requested by the Owner. Further, copies of all test certificates, performance curves, and data sheets shall be submitted in reproducible form. Sufficient information shall be submitted on all test certificates, performance curves and data sheets to enable the material or equipment to which they refer to be identified.

1.21   Pre-Operational Testing Prior to Mechanical Completion

(a) The Contractor shall, in accordance with the Contract and the Contractor's QA/QC Plan, submit test procedures for testing prior to Mechanical Completion to demonstrate the completion of construction and the readiness for service of all sub- systems, systems, sub-components, components and other parts of the Facility, and further that the applicable sub-systems, systems, sub-components, components and other parts of the Facility can be safely started up. Testing shall be carried out in accordance with the Contract and the plans prepared by the Contractor and approved by the Owner's Representative for such tests.

1.22   Pre-Operational Verification and Testing Prior to Practical
Completion

(a) The Contractor shall, in accordance with the Contract and the Contractor's QA/QC Plan, submit test procedures for all tests required after Mechanical Completion, other than the Performance Tests, to demonstrate that all systems, sub-systems, components, sub-components and equipment for the Project are ready for service and will perform as a complete, integrated whole and in accordance with the requirements of the Contract. Testing shall be carried out in accordance with the plans prepared by the Contractor and approved by the Owner's Representative.

1.23   System Commissioning

(a)   The Contractor shall:
(i) within the time required by the Project Plan, prepare a comprehensive draft plan for Commissioning and submit it for approval to the Owner's Representative;
(ii) make such amendments to the draft plan for Commissioning as may be required by the Owner's Representative and resubmit it for approval, within the time required by the Owner's Representative;
(iii) provide all supervisory, management and specialized personnel as required to perform Commissioning and demonstrate whether Industrial Completion has been achieved; and
(iv) without limiting its obligation under GC 1.7(a) ensure that the Commissioning of the Project is carried out in accordance with the approved plan for Commissioning.

1.24   Facility Turnover to Owner for Normal Operations on Industrial
Completion

From and after the date the Contract requirements for Industrial Completion have been met as certified by the Certificate of Industrial Completion, the Facility will commence normal commercial operations and the Owner shall take direct control over all aspects of operation and maintenance of the Facility. The Contractor shall thereafter coordinate any remaining Services with the Owner and perform such Services in the manner and at the times required by the Owner to allow the Owner to maximize continuous commercial operation of the Facility at its full throughput.

1.25    Labour Special Conditions

(a) If any of Contractors current or former workers and/or independent consultants, contractors or subcontractors, and/or any administrative or judicial entity, makes, issues or files, threatens to make, issues or files, or causes to make, (whether before or out of any administrative or judicial entity), directly and indirectly, totally or partially, any type of assessments and/or claims against the Owner for payment of any labour rights and/or social contributions or payroll taxes, pensions, penalties, fines, indemnifications, indemnities, rights, benefits or items, whether in cash or in kind, statutory or contractual, arising from any source of labour and/or social rights regardless of its nature, such sources of labour and/or social rights including, without limitation, the Organic Labour Law, any applicable collective bargaining agreements (convenciones colectivas de trabajo), any applicable union management agreements (actas convenio), any component of the social security legislation of Venezuela (including, without limitation, the Law of the Social Security System of 2002, the Law of the Housing and Habitat Payment System of May, 2005, the Organic Law on Prevention, Conditions and Working Environment of July, 2005 and the Law of the Employment Payment System of September, 2005), the Law of the National Institute of Cooperative Education (INCE), their corresponding Regulations, any other labour provision or Regulation (e.g.: Childcare Regulations), and such assessments and/or claims including, without limitation, assessments and/or claims seeking payment of salaries, wages, bonuses, seniority payment, seniority indemnity, severance pay, termination notice, transfer compensation, indemnities for unjustified dismissal, profit sharing, vacation bonus, vacations, indemnities, payments or benefits for occupational accidents or work-related illnesses, night work bonus or surcharge, overtime surcharge, payments and surcharges for work performed during rest days and/or holidays, the provision of food in any form, payment or provision of transportation, payment or provision of housing, payment of rest days and holidays, medical, pharmaceutical and surgical services or assistance, medical expenses, medicines, professional fees, hospitalization and surgery costs resulting from accidents or illnesses, whether or not work related, pensions, social contributions or payroll taxes, travel expenses and per diem expenses, arising from, or relating to, directly or indirectly, the services performed by said workers and/or independent consultants, contractors or subcontractors to the Contractor or any other company related to the Contractor, then the Contractor shall be solely and exclusively responsible for any of such assessments and/or claims, and shall indemnify and hold the Owner harmless from any of such claims,

(i)   by:

(A) paying all lawyers fees incurred by the Owner in the exercise of its defence against the administrative entity, and/or the workers or independent consultants or contractors, whether before or out of the administrative or judicial entity; and
(B) paying the corresponding labour right(s) and/or social contribution(s) or payroll tax(es), pension(s), penalty(ies), fine(s), benefit(s), right(s), indemnity(ies), item(s) or payment(s) imposed upon the Owner and/or awarded to the worker(s) or independent consultant(s), contractor(s) or subcontractor(s) against the Owner, either jointly with other person(s), entity(ies) or company(ies) or severally, by the administrative or judicial entity prosecuting or hearing the case, and/or resulting from a settlement of the claim reached by and between the individual(s) claimant(s), and/or the corresponding administrative entity prosecuting the case, as party of the first part, and the Owner and/or the Contractor, as party of the second part.

(ii)   It being understood that:

(A) The Owner shall promptly advise the Contractor of any claim which is the subject of this Appendix 7, and give the Contractor the opportunity to defend and/or settle the claim itself;
(B) If the Contractor does not defend or settle the claim, the Owners may defend the claim, and such defence shall be exercised in accordance with the Owners own judgment and decisions with respect thereto, and the Owner may negotiate and enter into a reasonable settlement of any of such assessment(s) and/or claim(s), without the Contractors authorization, which settlement shall definitely bind the Contractor to comply with its obligation to pay the settlement amount reached by and between the parties thereto.

MILESTONE SCHEDULE

The Contractor agrees that the Contractor shall complete the Services so that all of the following Milestone Events are achieved on or before the applicable Milestone Date specified in the following table, and as calculated from the date Notice to Proceed (NTP) is issued by the Owner to the Contractor.

See Notes to Schedule 8.

Item   Milestone Event   Milestone Date

1.   Project Definition Report Complete   13-Jan-06
2.   [Intentionally deleted]
3.   Commence Construction   01-May-06
4.   Complete Pit Dewatering Well System   29-Sep-06
5.   Crushing and Conveying Mechanically Complete   03-Aug-07
6.   Permanent Camp Available for Partial Occupancy   11-Jun-07
7.   Complete Mine Infrastructure   14-Sep-07
8.   Tailing Facility Mechanically Complete   12-Oct-07
9.   Permanent High Voltage Power Distribution Complete   15-Nov-07
10.  Cyanidation Mechanically Complete   16-Nov-07
11.  Port Facility Mechanically Complete   04-Apr-08
12.  Flotation Mechanically Complete   02-May-08
13.  Mechanical Completion of Project as a whole   02-May-08
14.  Industrial Completion   27-Jun-08
15.  Performance Guarantees demonstrated to have been achieved
     19-Dec-08
16.  Final Acceptance   19-Dec-08



PROJECT SCHEDULE

Attached to and immediately following this page is the Project Schedule to be achieved and met by the Contractor.
Notes:

1.   It is acknowledged that the Notice to Proceed with Project
Execution Services (which authorizes performance of all Project
Execution Services) may be delivered to the Contractor on a date later than April 14, 2006 (the Assumed Notice to Proceed Date) shown on the attached schedule.

2. If the Notice to Proceed with Project Execution Services is delivered on a date later than the Assumed Notice to Proceed Date, then the commencement and end dates (but not the duration) of each and all activities that are shown in the attached schedule and Appendix 9 to occur on or after the Assumed Notice to Proceed Date shall be adjusted by an amount equal to the number of days between the Assumed Notice to Proceed Date and the date the Notice to Proceed with Project Execution is delivered to the Contractor.

3. In the event that the Owner authorizes the Contractor to proceed with any of the Project Execution Services prior to issuance of the Notice to Proceed, then the commencement and end dates referred to in the foregoing note shall be subject to equitable adjustment.

4. The Contractor shall be entitled to a Change Order in the circumstances described in Note 2 or 3, above.

[RESERVED]

INSURANCE

This Appendix is comprised of the following separate appendices, all of which are hereby incorporated by reference herein and each of which may be referred to either by a general reference to this Appendix or by a specific reference to the applicable appendix within this Appendix in which it is located, as listed below:

Appendix No. Description
11-1 Insurance by Owner
11-2 Insurance by Contractor

Unless otherwise specified, all dollar amounts herein are in United States Dollars.

APPENDIX 11-1 INSURANCE BY OWNER

1.   INSURANCE PROCURED BY OWNER

1.1 The Owner will procure and, for the time limits specified herein, maintain a commercial general liability insurance policy on a wrap-up basis (Wrap-Up Policy) and an all risks course of construction insurance policy (Builders Risk Policy) as described in this Appendix 11-1. These policies will cover not only the Services which are the subject of the Contract but will also provide coverage for work and services which are the subject of Trade Contracts and of other contracts between the Owner and other contractors and consultants related to the Project. With regard to these policies of insurance as they relate to the Contractor:

(a) aggregate and per occurrence limits contained in the policies may limit or negate insurance otherwise available to the Contractor under the policies;
(b) insurance coverage provided to the Contractor and its subconsultants and subcontractors under the policies will only apply to the Services performed by them for the Contract; and
(c) insurance coverage provided to the Contractor and its subconsultants and subcontractors shall be endorsed to be primary and non-contributory to the other insurance coverages of the Contractor and its subconsultant and subcontractors.

1.2 Subject to the Contractor in a timely manner providing all information required by the insurer(s) in respect of the policies, and unless the Contractor and Owner agree to other dates, the Owner will procure:

(a) the Wrap-Up Policy on the later of the date the Owner notifies the Contractor to commence with the Project Execution Phase of the Project and the date construction operations managed by the Contractor commence at Site; and
(b) the Builders Risk Policy on the later of the date the Owner notifies the Contractor to commence with the Project Execution Phase of the Project, and the date construction operations managed by the Contractor, other than excavation, commence at the Site.

2.   USE AND OCCUPANCY BY OWNER AND CONTRACTOR

2.1 Subject to Section 2.2 of this Appendix 11-1, the Wrap-Up Policy and the Builders Risk Policy will permit or allow use and occupancy of the Project by the Contractor and Owner to produce concentrate and other products after Mechanical Completion and prior to Industrial Completion.

2.2 The Owner at its sole discretion, at any time from and after the date production commences by the Project, may procure an operations policy of insurance (the Operations Policy), which at the Owners sole option may supplement or replace entirely the Wrap-Up Policy and the Builders Risk Policy. If the Operations Policy replaces either or both the Wrap-Up Policy and the Builders Risk Policy prior to the dates that the Owner is required by this Appendix 11-1 to maintain the Wrap-Up Policy and Builders Risk Policy in effect, then the Operations Policy will provide insurance cover to the Contractor comparable to that previously provided by the Wrap-Up Policy or Builders Risk Policy, as applicable, but only for the time that this Appendix 11-1 requires the Owner to maintain the Wrap-Up Policy and Builders Risk Policy in effect.

2.3 If the amount of the deductible for any claim under the Operations Policy for which cover is provided to the Contractor pursuant to Section 2.2 is more than the amount of the deductible for the same claim if made against the Contractor under the Wrap-Up Policy or Builders Risk Policy, as applicable, then the Owner will be responsible for the difference between the amount of the deductible in the Wrap-Up Policy and Builders Risk Policy, as applicable, and the amount of the deductible in the Operations Policy.

2.4 Unless the Owner otherwise agrees in writing with the Contractor, the duration of the cover for the Contractor under the Operations Policy will be limited to and not exceed the duration of cover for the Contractor under the Wrap-Up Policy and Builders Risk Policy specified in Sections 3.5 and 4.2 of this Appendix 11-1.

3.   WRAP-UP LIABILITY INSURANCE

3.1 The Owner at its expense will procure and maintain a Wrap-Up Policy which will, subject to the terms thereof, have a combined single policy limit of US$ 10,000,000 for each occurrence or accident, and an aggregate policy limit of US$ 10,000,000 for completed operations and products liability. The Wrap-Up Policy may also be subject to such aggregate policy limits as the insurer may require. The policy will be primary.

3.2 The Contractor acknowledges that the Owner may require information from the Contractor in order for the Owner to procure the Wrap-Up Policy. The Contractor and its insurance brokers and advisors shall cooperate fully with the Owner and the Owners insurance brokers, and provide all information required by the Owner and its insurance brokers to procure the Wrap-Up Policy on both the terms and conditions specified in this Section 3 and such additional terms and conditions as the Owner may require at its discretion to protect and indemnify the Owner. Until the Wrap-Up Policy has been issued the Contractor shall not commence any part of the Services on Site without the prior written agreement of the Owner, which agreement may be subject to such terms and conditions as the Owner may reasonably require, including evidence from the Contractor that the Contractor has insurance available and with limits acceptable to the Owner to protect and indemnify both the Contractor and the Owner for liability arising out of such parts of the Services, and that such insurance names the Owner and its employees, consultants and agents as additional named or unnamed insureds and contains waivers of subrogation against all insureds.

3.3 Subject to the terms, conditions and exclusions contained in the Wrap-Up Policy, the Wrap-Up Policy will provide coverage for damages because of bodily injury (including death resulting therefrom) and personal injury sustained by any person or persons, or because of injury to or destruction of property arising out of any operations in connection with the Contract, and provide coverage for, among other things, but without limiting the generality of the foregoing, such general categories as:

(a)   broad form property damage,
(b)   premises and operations liability,
(c)   elevator and hoist liability,
(d)   completed operations and products liability,
(e)   blanket contractual liability,
(f)   contingent employers liability,
(g)   sudden and accidental pollution liability; and
(h) non-owned licensed motor vehicles (except those leased for a term in excess of thirty (30) days) used in connection with the Services.

3.4   The Wrap-Up Policy will include:

(a) as named or unnamed insureds, the Owner, the Contractor, Trade Contractors, and all consultants, contractors and subcontractors who are directly engaged by them to perform work or services at the Site, and their respective officers and employees;
(b)   a waiver of subrogation against all named and unnamed insureds;
and
(c) a cross-liability clause, by which (subject to aggregate policy limits) the liability of any one insured to another insured will be covered as though separate policies were issued to each.

3.5 Subject to the termination and replacement of the Wrap-Up Policy by the Owner pursuant to Section 2.2 of this Appendix 11-1, the Wrap-Up Policy will remain in force for the following periods:
(a) with respect to completed operations coverage, until not less than twelve (12) months after the date of Industrial Completion, and
(b) with respect to all other coverage, until the date of Industrial
Completion.

3.6 Exclusions under the Wrap-Up Policy will include those exclusions common to wrap-up general liability policies for comparable international projects in South America issued at the time the Wrap-Up Policy is procured. The exact wording of the exclusions will be as prescribed by the insurer, and all acts of terrorism will be expressly excluded. The following operations performed on Site, however, will not be excluded under the Wrap-Up Policy:

(a)   blasting or the use of explosives;
(b)   pile driving;
(c)   excavation;
(d)   underpinning, shoring, removal or rebuilding of support;
(e)   demolition;
(f) use of industrial machines such as forklifts, cranes, front-end loaders, graders, earth removers, and road building machines that are specially licensed (X plate) or operating under permit; and
(g) use of machinery or equipment such as hydraulic cranes, compressors, lift gates or winches attached to or mounted on a licensed motor vehicle provided such use is not insured by any form of automobile liability insurance required to be procured by the Contractor and its subconsultant and subcontractors.

3.7   The following deductibles will apply:

(a) there will be no deductible for personal injury or bodily injury under the Wrap-Up Policy;
(b) the deductible for property damage will not exceed US$ 50,000 for any one occurrence, provided however that the Owner at its discretion may obtain higher deductibles and in such case the Owner will be responsible for that part of the deductible that is in excess of US$ 50,000; and
(c) there may be deductibles for extensions of coverage other than for personal injury, bodily injury or property damage.

3.8 Deductibles will be the responsibility of and paid by the party responsible for the damage. If claims arise out of the fault of more than one party, each will pay that proportion of the deductible which represents the proportion of contributory fault of the party.

3.9 The Contractor shall, in addition to and in conjunction with the giving of notices in accordance with the insurance claims procedures under the Wrap-Up Policy, notify the Owner immediately where an incident occurs that may give rise to a claim under the Wrap-Up Policy.

3.10 Where an accident occurs that gives rise to a claim, the Contractor shall assist the Owner to provide notices, proofs of loss and such other documentation as the insurer may require to process the claim under the Wrap-Up Policy.

4.   ALL RISKS COURSE OF CONSTRUCTION INSURANCE

4.1 The Owner at its expense shall procure and maintain a Builders Risk Policy in an amount equal to the estimated replacement cost of the Project, but subject to and with such sub-limits as the insurer may impose for damage resulting from natural catastrophes. The Builders Risk Policy may extend to and cover other property of the Owner or under construction by other contractors for the Owner related to the Project, in which case the limits of the Builders Risk Policy will be increased by the value of that other work.

4.2 Subject to the termination and replacement of the Builders Risk Policy by the Owner pursuant to Section 2.2 of this Appendix 11-1, and subject to policy exclusions required by the insurer, the Builders Risk Policy will as between the Owner and Contractor:

(a)   remain in force until the date of Industrial Completion; and
(b) cover all risks of direct physical loss or damage to all property as defined in the Builders Risk Policy.

4.3   The Builders Risk Policy will include:

(a) as named or unnamed insureds, all of the Owner, the Contractor and its subconsultant and subcontractors, the Trade Contractors, and all consultants, contractors and subcontractors who are directly engaged by the Contractor to perform part of the Services or by the Owner to perform any other work or services at Site; and
(b) a waiver of subrogation against all named and unnamed insureds, including the Owner, Contractor, Trade Contractors and against their respective consultants and subcontractors.

4.4 Exclusions under the Builders Risk Policy will be those exclusions common to Builders Risk policies designed specifically for the international construction industry for comparable projects in South America and issued at the time the policy is procured by the Owner. The exact wording of the exclusions will be as prescribed by the insurer; and will include among others:

(a)   Contractors equipment;
(b)   wear, tear, latent defects;
(c) faulty or defective workmanship, material, construction or design, but this exclusion shall not apply to resultant physical damage not otherwise excluded;
(d)   acts of terrorism, terrorism risks and war;
(e)   nuclear radiation and radioactive contamination;
(f)   dishonesty of employees;
(g)   material and equipment in the course of ocean marine shipment;
(h) penalties for non-completion of or delay in completion of Contract or non-compliance with Contract conditions;
(i)   property that is covered by warranties;
(j)   loss of use or occupancy; and
(k)   loss revealed by inventory shortage.

4.5 Deductibles under the Builders Risk Policy will not exceed the following amounts, provided however that the Owner at its discretion may obtain higher deductibles and in such case the Owner will be responsible for that part of the deductible that is in excess of the following amounts:

(a) US$ 250,000 with respect to each and every loss associated with testing, commissioning and operation, and for resulting damage from defect in design, workmanship, materials and maintenance;
(b) Ten (10%) of loss, with a minimum deductible of US$ 250,000, for Act of God and natural catastrophes; and
(c)   US$ 100,000 with respect to all other losses.

All deductibles shall be paid by the party responsible, except for claims arising out of damage caused by earthquakes or floods (provided that for floods caused or worsened by the activities of the Contractor or a Trade Contractor, the Contractor or Trade Contractor shall pay the deductible). If claims arise out of the fault of more than one party, each party will pay that proportion of the deductible which represents their proportion of contributory fault.

5.   MARINE CARGO

5.1 All marine cargo insurance for ocean marine cargo used to transport materials, equipment or property supplied under or used in the performance of the Services or the Project and intended to be incorporated into the completed Project (Marine Cargo Insurance) will be procured by the Owner, except where the Owner and Contractor agree that, for a particular Vendor or Trade Contractor, marine cargo insurance should be provided by such Vendor or Trade Contractor.

5.2 Marine Cargo Insurance will be in an amount sufficient to cover any one conveyance or location, with sub-limits for debris removal of ten (10%) percent of the value of damaged items.

5.3 In addition, if an entire vessel is chartered for shipping materials, equipment or property then Charterers Liability insurance will also be provided, in reasonable amounts to protect and indemnify the Owner, Contractor and its subconsultant and subcontractors from and against liability arising out of the chartering of such vessel.

5.4 Deductibles under the Marine Cargo Insurance shall be not greater than ten (10%) percent of the total value of each shipment, with a maximum of US$ 100,000 per shipment and, if applicable, with a minimum deductible as may be agreed by the Owner and insurer.

5.5 At the Owners sole option, materials, equipment and property supplied under or used in the performance of the Contract that are required by Section 5.1 to be covered by the Marine Cargo Insurance may instead be insured for marine cargo under the Builders Risk Policy if that insurer provides such insurance as part of the Builders Risk Policy.

5.6 The Contractor shall strictly comply with, and shall ensure that its subconsultant and subcontractors and all Vendors and Trade Contractors strictly comply with, all provisions, obligations, requirements and stipulations of the insured under the Marine Cargo Insurance. If the Contractor, its subconsultant and subcontractors, or the Vendors and Trade Contractors, fail to comply strictly with all such provisions, requirements and stipulations of such policies of insurance, and if as a consequence such insurance fails to respond to a loss, then the party who failed to comply with such provisions, requirements and stipulations shall be solely responsible and liable for the loss without recourse against the Owner.

5.7 The Marine Cargo Insurance shall be maintained in force until the earlier of the completion of the last marine cargo shipment and the date of Industrial Completion.

6.   RENEWAL

6.1 If the Wrap-Up Policy or Builders Risk Policy is required to be renewed before the expiry date specified for such policy in this Appendix 11-1, the Owner shall, at least thirty (30) days prior to the expiry date of the policy, furnish evidence of its renewal to the Contractor by means of a renewal certificate, endorsement, or certified copy.

7.   FAILURE TO MEET INSURANCE REQUIREMENTS

7.1 If the Owner fails to procure or maintain the insurance required by this Appendix 11-1 to be procured by the Owner, fails to furnish to the Contractor a certified copy of each policy required to be obtained by this Appendix 11-1 or if, after furnishing such certified copy, the policy lapses, is cancelled, or is materially altered, then subject to any prior right that the Financing Entities may have under financing documents for the Project to obtain and maintain such insurance, the Contractor shall have the right, without obligation to do so, to obtain and maintain such insurance itself in the name of the Owner and Contractor, and the cost thereof shall be payable by the Owner to the Contractor on demand.

7.2 If coverage under any insurance policy required to be obtained by the Owner under this Appendix 11-1 should lapse, be terminated or cancelled, then the Contractor and its subconsultant and subcontractors shall immediately cease the performance of any and all Services under the Contract for which such insurance is relevant until satisfactory evidence of renewal is produced by the Owner. In such case, the Contractor will be entitled to the same extension of time for performance of the Contract and the same additional compensation as the Contractor is entitled under the provisions of the Contract for a delay caused by the Owner.

8.   CONFORMANCE OF APPENDIX 11-1 TO POLICIES OF INSURANCE PROCURED BY
OWNER

8.1 The Owner will use reasonable commercial efforts to obtain the Wrap-Up Policy, Builders Risk Policy and Marine Cargo Insurance in conformance with this Appendix 11-1, but the Owner and Contractor acknowledge that changes in the insurance market may make it impossible or commercially impractical to obtain those policies in strict conformance with all requirements of this Appendix 11-1. Accordingly, the Owner will, promptly after receipt of each of the Wrap-Up Policy, Builders Risk Policy and Marine Cargo Insurance from the applicable insurer, provide copies of relevant extracts of the policies (those portions of the policies that provide insurance cover to the Contractor for its own benefit) to the Contractor. Immediately upon receipt of each such policy the Contractor shall review the terms, conditions, policy limits and exclusions contained in that policy and satisfy itself that such policy conforms to the requirements of Appendix 11-1. Within thirty (30) days after receipt of each policy, the Contractor shall give Notice to the Owner of any terms, conditions, exclusions or provisions that, in its opinion, conflict or do not comply with the requirements of Appendix 11-1. The Owner will, within fourteen (14) days after receipt of such Notice, make reasonable efforts to obtain amendments to the policy from the insurer to try to make that policy comply with the requirements of Appendix 11-1. Provided, however, that if the insurer does not agree to make any or all such amendments requested by the Contractor within such fourteen
(14) day time period, or if the Contractor fails to identify and notify the Owner of any conflicts, or if there are any other conflicts between the provisions of this Appendix 11-1 and the policies as procured, then in all such cases the provisions of those policies as procured shall govern and take precedence, the provisions of this Appendix 11-1 shall be deemed to be retroactively amended to conform to the provisions of the actual policies as procured by the Owner, and the Owner shall be deemed to have met and fulfilled all of its obligations under this Appendix 11-1, and where the Contractors indemnity obligations under the Contract are limited to available proceeds of insurance procured by the Owner, such indemnity obligations shall be determined by reference to the actual policies of insurance as procured by the Owner.

9.   ADJUSTING OF CLAIMS

9.1 The Owner has the right to act as agent on behalf of the Contractor in the settlement of any claim(s) under the policies procured by the Owner. Nevertheless, the Contractor shall have the right to participate in the defence or settlement of any claim(s) under such policies which are made against the Contractor or its subconsultant and subcontractors.


INSURANCE BY CONTRACTOR

[Redacted]


[RESERVED]


[RESERVED]

APPENDIX 14

FORM OF RELEASE AND GENERAL WAIVER OF CLAIMS BY CONTRACTOR AT FINAL ACCEPTANCE DATE

Attached to and immediately following this page is the form of Release and General Waiver of Claims by the Contractor to accompany the Contractors application for final payment upon achieving Final
Acceptance.

RELEASE AND GENERAL WAIVER OF CLAIMS BY CONTRACTOR AT FINAL ACCEPTANCE (Release and Waiver of Claims)
In the matter of the Contract (the Contract) made as of the *______ day of *_______________, 20*____ in respect of the Brisas Project in
Venezuela (the Project) between:
*________________________________________   (the Owner)
*________________________________________ and:
*________________________________________ (the Contractor)
*________________________________________

As a condition precedent to obtaining Final Acceptance, as defined in the Contract, and for and in consideration of the payment of $____________ (Final Payment) to the Contractor by the Owner, and for other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged by the Contractor, the Contractor covenants, represents, warrants and agrees with the Owner as follows:

1. The Contractor has properly and completely performed all of the Services under the Contract, including the correction of any and all deficiencies that may have occurred in the Services during their performance.

2. All of the Contractors subcontractors and Contract Personnel have been paid in full for all work, services, equipment, materials, supplies, tools and other items provided and performed in connection with the performance of the Contract, except holdbacks properly retained and amounts that are subject to bona fide disputes.

3. All claims and demands of the Contractor for extra work to and changes in the Contract, or in connection with the Contract in any way, have been presented in writing to the Owner and resolved to the complete satisfaction of the Contractor, save and except only those claims, if any, expressly specified in a schedule attached hereto and for which the schedule provides full, complete and detailed descriptions, including for each claim listed in the schedule a concise summary of the factual basis and amount of the claim, the date Notice of claim was first provided under the Contract, and the relevant contractual provisions that support the entitlement and amount claimed (the Outstanding Claims).

4. Except for the Contractors claims for the Final Payment and the Outstanding Claims, and subject to receipt of the Final Payment, the Contractor hereby agrees to remise, release and forever discharge, and by these presents does for itself, its successors and assigns, remise, release and forever discharge, the Owner and its officers, directors, employees, servants, agents, consultants, successors and assigns, and each of them, of and from any and all liabilities, causes of action, liens, claims, proceedings, demands, suits, debts, duties, damages, interest and costs of any nature or kind whatsoever or wheresoever, whether at law or at equity, and as of the date hereof are known or which the Contractor as an experienced contractor should have known, which the Contractor, its successors and assigns have or hereafter can, shall or may have, relating to or arising out of the Contract, the Project, the subject matter of the Contract and the Project, and all facts and circumstances related thereto.

5. This Release and Waiver of Claims has been executed voluntarily by the Contractor after receiving independent legal advice.

6. All provisions of this Release and Waiver of Claims are contractual and not merely recitals.

7. This Release and Waiver of Claims is governed by the laws of the Province of Ontario, and the parties agree to submit and attorn to the exclusive jurisdiction of any competent Court in Ontario any dispute which involves or may involve the interpretation of this Release and Waiver of Claims.

8. All capitalized terms not otherwise defined herein shall have the meaning given to them in the Contract.

IN WITNESS WHEREOF the Contractor has executed this Release and Waiver of Claims as of the *______ day of *_______________, 20*____ by its
duly authorized officers.

THE CORPORATE SEAL of
__________________________________
[CONTRACTOR]
was hereunto affixed in the presence of:

Authorized Signatory

Authorized Signatory


CONTRACTORS ORGANIZATION CHART
[Redacted]


CONTRACTORS KEY PERSONNEL
[Redacted]


[Reserved]


CONFLICT MITIGATION PROTOCOL
[Redacted]


[RESERVED]



99.3  Payment Guarantee

Appendix C-2
Payment Guarantee


                         PAYMENT GUARANTEE


THIS IRREVOCABLE GUARANTEE ("Guarantee") is made as of the 12th day of April, 2006

IN FAVOUR OF:

SNC-LAVALIN ENGINEERS & CONSTRUCTORS INC., a corporation having a place business at 2200 Lake Shore Blvd. West, Toronto,
Ontario, Canada M8V 1A4

                                        (the "EP Consultant")
AND


SNC-LAVALIN INTERNATIONAL INC. VENEZUELAN BRANCH (CARACAS), a corporation having a place business at Zona Industrial Unare
II,, final Calle Neveri, Centro Empresarial, Catanaima, Primer
Piso, Puerto Ordaz, Estado Bolivar, Venezuela


                                         (the "CM Consultant")
BY:

GOLD RESERVE INC., a corporation incorporated under the laws of Canada and having its principal place of business at The Drury
Building, 3081 Third Avenue, Whitehorse, Yukon, Canada Y1A 4Z7

                                             (the "Guarantor")

WHEREAS:

A. Compania Aurifera Brisas del Cuyuni, CA. (the "Onshore Owner") entered into an agreement with the Contractor made as of the 12th day of April, 2006 (the "SA Contract"), pursuant to which, among other things, the Owner agreed to make certain payments, from time to time, to the Contractor arising from the performance by the Contractor of certain Services (as defined in the SA Contract) for or in relation to a new gold mine project in Brisas, Venezuela in accordance with the terms of the SA Contract;


B. Gold Reserve Inc. ( the "Offshore Owner") entered into an agreement with the Contractor made as of the 12th day of April, 2006 (the "CA Contract"), pursuant to which, among other things, the Owner agreed to make certain payments, from time to time, to the Contractor arising from the performance by the Contractor of certain Services (as defined in the CA Contract) for or in relation to a new gold mine project in Brisas, Venezuela in accordance with the terms of the CA Contract;

C. Each of the Onshore Owner and the Offshore Owner is a subsidiary or an affiliate of, or is otherwise related directly or indirectly to, the Guarantor, and the Guarantor has an interest in the performance by the Owner of its payment obligations under the Contract; and

D. It is a condition precedent of the Contract that the Guarantor provide to the Contractor the guarantees contained herein.

 NOW THEREFORE in consideration of the entering into the Contract by the Contractor and the payment of the sum of CDN$10.00 by the Contractor to the Guarantor, and other good and valuable consideration (the receipt and sufficiency of which is fully acknowledged by the Guarantor), the Guarantor hereby warrants to and covenants and agrees with the EP Consultant and the CM Consultant (each referred to herein as the 'Contractor') as follows in respect of the obligation of the Offshore Owner and the Onshore Owner (each referred to herein as the 'Owner') under the CA Contract and the SA Contract, respectively (each referred to herein as the 'Contract'):

 1.   GUARANTEE

 1.1 The Guarantor, in accordance with the terms and conditions herein, hereby guarantees to the Contractor that the Owner will pay the Contractor all amounts due to the Contractor by the Owner under the Contract when such amounts are properly due thereunder and in accordance with the provisions of the Contract (collectively and individually all of the foregoing referred to herein as the "Guaranteed Obligations"), including without limitation the fulfilment by the Owner of all obligations under the Contract to:

      (a)  pay the Contractor for the Services as rendered;

      (b)  indemnify the Contractor and pay the Contractor damages; and

      (c) pay the Contractor the Base Fee and Performance Incentives earned.

 1.2 The Guarantor acknowledges receipt of a copy of the Contract and represents and confirms that the Guarantor is fully familiar with all terms and conditions of the Contract.

 2.   REMEDIES AVAILABLE TO CONTRACTOR

      2.1 Without prejudice and in addition to any and all other remedies that may be available to the Contractor against the Owner, if the Owner at any time, or from time to time, defaults in the fulfilment of any one or more of the Guaranteed Obligations (individually and collectively each such default the "Owner Default"), then so often as any such Owner Default occurs and has not been remedied by the Owner within the time permitted, if any, under the Contract, the Guarantor shall, on written demand of the Contractor specifying the Owner Default, make good, cause to be made good or otherwise remedy the Owner Default, and in such case the Contractor shall not be bound to exercise or exhaust any recourse against the Owner or its property or any other guarantor or its property before being entitled to the fulfilment by the Guarantor of the Guaranteed Obligations.

3.    RECOURSE

3.1 The Contractor shall not be bound to exercise or exhaust any recourse against the Owner, the Owner's property, any surety of the Owner, or anyone else before being entitled to pursue the Guarantor for the fulfilment by the Guarantor of any and all of the Guaranteed Obligations. The Guarantor hereby irrevocably waives the right to require the Contractor to proceed against or exhaust its recourse against the Owner, the Owner's surety under any performance bond delivered under the Contract, or any other person liable on or in respect of the Guaranteed Obligations, to proceed against or exhaust any security held from the Owner or any other person in respect of the Guaranteed Obligations or to pursue any other remedy in the Contractor's power whatsoever. The Contractor may, at its election, exercise or decline to exercise any right or remedy it may have against the Owner or any security held by the Contractor in respect of the Guaranteed Obligations without affecting or impairing in any way the liability of the Guarantor hereunder, and the Guarantor hereby irrevocably waives any defence arising out of the absence, impairment or loss of any such security or right of reimbursement, contribution or subrogation or any other security, whether resulting from such election by the Contractor or otherwise.

3.2 If the Contractor obtains an arbitration award or judgment against the Owner and in favour of the Contractor in connection with the Contract, and if the Owner fails within fourteen (14) days to comply with or pay any such arbitration award or judgment, the Guarantor:

      (a) within seven (7) days of receipt of demand from the Contractor, or on or before the date specified in said arbitration award or judgment (whichever comes first), will pay all amounts awarded to the Contractor in the arbitration award or judgment; and

      (b) subject to defences that the Owner has, agrees to and hereby waives any and all defences that the Guarantor may otherwise have to dispute or contest the validity of the arbitration or judicial proceeding the arbitral award or judgment, the amounts (if any) awarded to the Contractor in the arbitral award or judgment, and to the enforcement of this Guarantee against the Guarantor, provided that if the Owner commences legal proceedings in a court of competent jurisdiction in Ontario to appeal the validity of the arbitration award or the judgment, or the amounts (if any) awarded to the Contractor in the arbitral award or judgment, the obligation of the Guarantor to pay the amount of any such arbitration award or judgment shall be suspended until that court has rendered its decision on such appeal of the arbitral award or judgment.


4.    CONTRACTOR MAY AT ITS OPTION PROCEED AGAINST GUARANTOR

4.1 If an Owner Default occurs and if the Guarantor fails forthwith on demand to remedy, make good or cause to be made good such Owner Default, including but not limited to paying the Contractor such amounts as may be due to the Contractor by the Owner under the Contract, then so often as any such Owner Default and failure shall happen the Contractor shall have the right, in its discretion, to proceed in its name directly against the Guarantor for any and all remedies provided by law, equity or in the Contract, whether by legal proceedings or otherwise, to have the Guarantor at the Contractor's option fulfil any and all of the Guaranteed Obligations of the Owner, and all of the remedies hereunder in favour of the Contractor shall be cumulative.

4.2 Without limiting but in addition to the provisions of Secti on 4.1, the Guarantor hereby irrevocably renounces all benefits of division and binds itself jointly and severally with the Owner to fulfil and perform, or cause to be fulfilled and performed, the Guaranteed Obligations in the manner and upon the terms and conditions set forth herein and in the Contract. The Guarantor agrees that a separate legal proceeding or arbitration (each an "Action"), or separate Actions, may be brought by the Contractor against the Guarantor whether or not an Action is brought against the Owner or any other person liable in respect of the Guaranteed Obligations, and whether or not the Owner or such other person is or can be joined in any such Action or Actions, provided, however, that any final judgment or award in any such Action against the Contractor in respect of the obligations of the Owner shall bind the Contractor in any subsequent or ongoing Action against the Owner or Guarantor or any other person.

5.    NON-RELEASE OF LIABILITY

5.1 The obligations of the Guarantor hereunder are irrevocable, except as expressly provided herein, and the Guarantor hereby expressly agrees that until all of the Guaranteed Obligations have been fully and completely performed, or otherwise released or discharged by law or express agreement of the Parties, it shall not be released or discharged from its obligations hereunder by any matter or thing whatsoever that would otherwise release or discharge a guarantor. Without limiting the generality of the foregoing, the Guarantor expressly agrees that none of the following, whether taken by the Owner, the Contractor, the Guarantor or any other person or entity, shall in any way release, affect or impair the obligations and liabilities of the Guarantor hereunder:

      (a) the voluntary or involuntary liquidation, dissolution, consolidation or merger (or the sale or other disposition of all or part of the assets) of the Owner or the Guarantor;

      (b) the bankruptcy, receivership, insolvency, assignment for the benefit of creditors, reorganization, arrangement, composition or readjustment of debt, or other similar proceeding affecting the Owner or the Guarantor or any of their assets;

      (c) the validity or unenforceability of any security, performance bond, third party guarantees, or other assurances intended to be granted or provided by the Owner or any other party to the Contractor under the Contract or otherwise;

      (d) the failure of the Contractor or any other party to take, protect or preserve any security instrument, performance bond or similar instrument from the Owner or any other party in relation to the Contract, or the loss, diminution or unenforceability or impossibility to realize or abstention from realization of any such security instrument, performance bond or similar instrument, whether or not caused or resulting from any act or omission of the Contractor or any person acting for the Contractor or for whom the Contractor may be responsible.

      (e) if, with or without the Guarantor's knowledge or consent, there are any one or more of the following (prior notice of which to and consent of the Guarantor is hereby expressly waived by the Guarantor), except to the extent that they themselves release, discharge, or waive the obligations of the Owner:

           (i) any modifications of the Contract, including material changes to the Contract, made by agreement of the Contractor and Owner;

           (ii) any alterations, modifications, supplements or changes,
           including material   changes, of time, extensions of time, scope of
           Services, price, schedule of payments and payment terms (including the amount and timing of payments), to the Contract;

           (iii) any waivers by the Contractor or Owner of any terms, provisions, conditions or obligations under the Contract;

           (iv) any assignment or the making of any assignment of the Contract as may be allowed under the Contract;

           (v) any waivers of any provisions of the Contract by the Contractor or Owner;

           (vi) any granting of indulgences or extensions of time by the Contractor to the Owner, including the making of any payment by the Contractor to the Owner in advance of or in excess of the amounts to which the Owner is otherwise entitled under the Contract;

           (vii) any failure by the Contractor to enforce any provision of the Contract against the Owner; and

           (viii) any other granting of extensions of time, renewals, indulgences, waivers, releases or discharges, or the making of any compromises or transactions or arrangements, by the Contractor in favour of the Owner (including in relation to any one or more provisions of the Contract, the performance bond, any financial or other security, any third party guarantees or any other assurances held by the Contractor).

6.    NO MODIFICATION OR IMPAIRMENT

6.1 Neither the Guarantor's obligations under this Guarantee nor any right or remedy for the enforcement thereof shall be impaired, stayed, modified, changed or released in any manner whatsoever by any impairment, stay, modification, change, release or limitation of the Owner or any other person or its estate in bankruptcy resulting from the operation or effect of any provision of the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada), the Winding-Up Act (Canada) or other statute, code or laws of any jurisdiction relating to debtor relief, or from the decision of any court or authority interpreting any of the same, and the Guarantor shall be obligated under this Guarantee as if no such impairment, stay, modification, change, release or limitation had occurred.

7.    REIMBURSEMENT FOR EXPENSES

7.1 The Guarantor covenants and agrees that it will promptly pay or reimburse the Contractor upon the Contractor's request for all reasonable expenses, disbursements and costs (including legal costs and disbursement at actual cost to the Contractor), made or incurred by the Contractor in enforcing its rights hereunder, if the Contractor prevails in such litigation.

8.    LIMIT OF LIABILITY

8.1 The Guarantor shall not under any circumstances be liable under this Guarantee for sums greater than any applicable limits of liability provided for in the Contract in favour of the Owner.

8.2 Guarantor shall have the right to avail itself of all defences, indemnities and waivers, releases, limitations and exclusions of liability available to the Owner under the Contract. The foregoing, however, shall not give the Guarantor the right to assert any defences, indemnities and waivers, releases, limitations and exclusions of liability of the Owner against the Contractor that are no longer available to the Owner, including for the Owner's failure to comply with the requirements of the Contract for giving notices, and for providing documentation, within the time limits specified in the Contract. For greater clarity, and other than the right of the Contractor to claim under and enforce this Guarantee in accordance with its terms in any court of competent jurisdiction or arbitral tribunal having jurisdiction, the Contractor acknowledges that it shall not be entitled to more rights and remedies against the Guarantor than it would have had against the Owner under the Contract but for the circumstances described in Section 6.1.

9.    REPRESENTATIONS AND WARRANTIES OF GUARANTOR


9.1 The Guarantor hereby represents and warrants to the Contractor that:


      (a)  the Guarantor is a corporation duly
           incorporated, organized and subsisting under the applicable laws of Yukon Territory, Canada;


      (b) the Guarantor has good and sufficient power, authority and right to enter into and deliver this Guarantee and to perform its obligations hereunder; and


      (c)  this Guarantee constitutes a valid and
           legally binding obligation of the Guarantor, and is enforceable against the Guarantor in accordance with its terms.

10.   NOTICES

10.1 Any demand hereunder shall be signed by an authorized representative of the Contractor, and the demand shall be accompanied by a statement from the Contractor's Project Manager describing the general nature of the Owner Default. Any demand, notice or other communication will be given in writing and will be given by personal delivery, by registered mail or by electronic means of communication (including facsimile) addressed to the recipient as follows:

                          To the Guarantor:


                          Gold Reserve Inc.
                          The Drury Building,
                          3081 Third Avenue,
                          Whitehorse, Yukon, Canada Y1A 4Z7
                          Facsimile:     (867) 668-3710

                          Attention:Gregory Fekete



                         To the Contractor: SNC-LAVALIN
                         ENGINEERS & CONSTRUCTORS INC.
                         2200 Lake Shore Boulevard West
                         Toronto, Ontario, Canada M8V 1A4
                         Facsimile: (416) 231-5356

                         Attention: Senior Vice-President, Mining &
                         Metallurgy








AND

                         SNC-LAVALIN GROUP INC.
                         SNC-Lavin Group Inc.
                         455 Rene Levesque Boulevard West,
                         Montreal, Quebec H2Z 1Z3
                         Facsimile: 1-415-866-5057
                         Attention: Vice President Legal

      or to such other address, individual or electronic communication number as may be designated by notice given by either party to the other.

10.2 Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by registered mail, on the fifth business day following the deposit thereof in the mail and, if given by electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the business day during which such normal business hours next occur if not given during such hours on any day. If the party giving any demand, notice or other communication knows or ought reasonably to know of any strike or lockout affecting the postal system that might affect the delivery of mail, any such demand, notice or other communication will be given by personal delivery or by electronic communication.

11.   GOVERNING LAW AND ATTORNMENT TO JURISDICTION OF THE COURTS OF
      ONTARIO

11.1 This Guarantee shall be construed in accordance with and governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

11.2 The Guarantor agrees that any legal suit, action or proceeding arising out of or relating to this Guarantee may be instituted in the courts of the Province of Ontario, and the Guarantor hereby irrevocably and unconditionally accepts, attorns and submits to the jurisdiction of the courts of the Province of Ontario in relation to this Guarantee, including but not limited to any actions to enforce this Guarantee.

12.   ENTIRE AGREEMENT

12.1 This Guarantee constitutes the entire agreement of the Guarantor with the Contractor relating to the subject matter hereof and supersedes all prior contracts or agreements, whether oral or written. There are no representations, agreements, arrangements or undertakings, oral or written, between the Guarantor and the Contractor relating to the subject matter of this Guarantee which are not fully expressed herein.

13.   AMENDMENT AND WAIVERS

13.1 No amendment to this Guarantee will be valid or binding unless set forth in writing and duly executed by each of the Contractor and the Guarantor. No waiver of any breach by the Guarantor of any provision of this Guarantee will be effective or binding unless made in writing and signed by the Contractor and, unless otherwise provided, will be limited to the specific breach waived

14.   ADDITIONAL SECURITY

14.1 This Guarantee is in addition to and not in substitution for any other undertakings, securities and guarantees held or which may be held by or for the benefit of the Contractor, including without limitation any performance bonds, letters of credit, financial holdbacks under the Contract, and guarantees from any other parties.

15.   TIME

15.1 The Guarantor shall promptly and with all due diligence perform its obligations under this Guarantee.

16.   SUCCESSORS AND ASSIGNS

16.1 This Guarantee shall extend to and enure to the benefit of the Contractor and its successors and assigns. The Contractor may assign its interest herein to any permitted assign of the Contract and this Guarantee will enure to the benefit of such permitted assign. The Contractor shall give notice promptly to the Guarantor of any assignment in accordance with the foregoing. The Guarantor may not assign its obligations set forth herein.

17.   SEVERABILITY

17.1 The invalidity or unenforceability of any portion or provision of this Guarantee shall in no way affect the validity or enforceability of any other portion or provision hereof. Any invalid or unenforceable portion or provision shall be deemed severed from this Guarantee and the balance of the Guarantee shall be construed and enforced as if the Guarantee did not contain such invalid or unenforceable portion or provision. If any such provision of this Guarantee is so declared invalid or unenforceable, the Guarantee shall automatically be deemed to be amended retroactively to include in substitution therefor a provision that is valid and enforceable that is consistent with the general intent of this Guarantee.

18.   LEGAL ADVICE

18.1 The Guarantor hereby represents and confirms that it has obtained independent legal advice in respect of this Guarantee prior to the execution and delivery of this Guarantee to the Contractor.

19.   LANGUAGE OF GUARANTEE

19.1 This Guarantee is drawn in English at the request of the parties hereto. La presente convention est redigee en anglais a la demande des parties.

20.   EXECUTION BY AUTHORIZED REPRESENTATIVES

20.1 The Guarantor represents and warrants that this Guarantee is valid, binding on the Guarantor, and enforceable against the Guarantor in accordance with its terms.

IN WITNESS WHEREOF, the Guarantor has executed this Guarantee under seal by its duly authorized representatives, and the Contractor has executed this Guarantee by its authorized representatives, effective as of the year and date first above written.

THE CORPORATE SEAL of
GOLD RESERVE INC.
was hereunto affixed in the presence of:
                                                      C/S
s/A. Douglas Belanger
Authorized Signatory



                   FORM OF OFFICER'S CERTIFICATE
             TO ACCOMPANY PARENT COMPANY GUARANTEE

I, the undersigned, hereby certify that I am the Vice-President and Chief Legal Officer of Gold Reserve Inc., a company organized and existing under the laws of Yukon Territory, Canada (the "Company"). I further certify that as of the date hereof:

1. The Company has been incorporated and is existing as a Corporation under the law of the Yukon Territory, Canada.

2. The execution and delivery of the Parent Company Guarantee dated April 12th, 2006 by the Company does not violate the laws of the Yukon Territory, Canada or the Company's deed of incorporation, memorandum, articles, by-laws or other constating documents.

3. The Company has taken all necessary corporate action to authorize its execution, delivery and performance of the Parent Company Guarantee.

4. The Parent Company Guarantee has been validly executed by the Company.

5. I know of no reason why the Parent Company Guarantee is not enforceable against the Company in accordance with its terms.

IN WITNESS WHEREOF, I hereby subscribe my name on behalf of the Company on this 12th day of April 2006.



                                     Gold Reserve Inc.
                              By: s/John N. Galbavy
                              Name: John N. Galbavy
                              Title: Vice-President & Chief Legal
                              Officer